As filed with the Securities and Exchange Commission on February 10, 2005

Registration No. 333-121608

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE
AMENDMENT NO. 2
to
FORM S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Benjamin Franklin Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Massachusetts	6712	04-3336598
(State or other jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of incorporation or organization)	Classification Code Number)	Identification Number)

58 Main Street
Franklin, Massachusetts 02038-0309
(508) 528-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas R. Venables
President and Chief Executive Officer
Benjamin Franklin Bancorp
58 Main Street
Franklin, Massachusetts 02038-0309
(508) 528-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter W. Coogan, Esq.	William P. Mayer, Esq.
Carol Hempfling Pratt, Esq.	James A. Matarese, Esq.
Foley Hoag LLP	Goodwin Procter LLP
155 Seaport Boulevard	Exchange Place
Boston, Massachusetts 02210	Boston, MA 02109
Telephone: (617) 832-1000	Telephone: (617) 570-1000
Telecopy: (617) 832-7000	Telecopy: (617) 570-1231

Approximate date of commencement of proposed sale to the public: Upon consummation of the merger described herein.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

[INSERT CHART BANK LOGO]

[_______], 2005

Dear stockholder:

     You are cordially invited to attend a special meeting of stockholders of Chart Bank, A Cooperative Bank, to be held on Wednesday, March 16, 2005 at 10:30 a.m. local time at Brae Burn Country Club, 326 Fuller Street, West Newton, Massachusetts 02465. At the special meeting, you will be asked to vote on a proposal to approve a merger agreement under which Chart Bank would merge into Benjamin Franklin Bank, a subsidiary of Benjamin Franklin Bancorp of Franklin, Massachusetts. Benjamin Franklin Bancorp is a Massachusetts mutual holding company that intends to convert from the mutual to stock form of organization immediately prior to its acquisition of Chart Bank.

     If the merger is completed, you will have the right to receive one of the following for each share of Chart Bank common stock you own, subject to adjustment, as we describe in this document:

•	$30.75 in cash, or

•	3.075 shares of Benjamin Franklin Bancorp common stock.

     For each share of Chart Bank common stock you own, you will be given the opportunity to elect to receive cash or stock. However, because the merger agreement provides that 45.0% of the aggregate consideration must be paid in cash and 55.0% of the aggregate consideration must paid in Benjamin Franklin Bancorp common stock, the cash and stock consideration may need to be reallocated among the Chart Bank stockholders and you may not receive the exact form of consideration you elect for some of your shares.

     We expect the merger to be a tax-free transaction for you, except to the extent that you receive cash consideration. Benjamin Franklin Bancorp common stock is expected to trade on the Nasdaq National Market under the symbol “BFBC.”

     Benjamin Franklin Bancorp is concurrently offering shares of its common stock in connection with its conversion from mutual to stock form. Any shares of Benjamin Franklin Bancorp common stock to be issued in the merger will be issued following completion of the conversion of Benjamin Franklin Bancorp. The merger will not take place unless and until the conversion is completed.

     Whether or not you plan to attend the stockholders meeting, please take the time to vote on the proposal to be submitted at the meeting by completing and mailing the enclosed proxy card to Chart Bank. Your vote is important regardless of the number of shares of Chart Bank common stock you own.

     The Chart Bank board of directors has unanimously adopted and approved the merger agreement and determined that the approval of the merger agreement and the transactions contemplated by the merger agreement is advisable and in the best interests of Chart Bank and its stockholders. The Chart Bank board unanimously recommends that you vote “FOR” the merger proposal described in this document.

     This document provides you with detailed information concerning Benjamin Franklin Bancorp, Chart Bank, the merger and the conversion. We encourage you to read this entire document carefully.

     You should carefully consider the discussion in the section of this proxy statement titled “Risk Factors” beginning on page [#].

[INSERT SIGNATURE]

Richard E. Bolton, Jr.
President and Chief Executive Officer
Chart Bank, A Cooperative Bank

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the shares of Benjamin Franklin Bancorp common stock to be issued in the merger or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The securities Benjamin Franklin Bancorp is offering through this document are not savings or deposit accounts or other obligations of any bank, non-bank subsidiary or savings association of any of the parties and they are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency.

This proxy statement/prospectus is dated [_________], 2005 and is first being mailed to stockholders on or about [_______], 2005

CHART BANK, A COOPERATIVE BANK
295 Weston Street
Waltham, Massachusetts 02453
(781) 398-2700

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON WEDNESDAY, MARCH 16, 2005

To the Stockholders of Chart Bank, A Cooperative Bank:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Chart Bank, A Cooperative Bank, a Massachusetts chartered cooperative bank, will be held on Wednesday, March 16, 2005 at 10:30 a.m. local time at Brae Burn Country Club, 326 Fuller Street, West Newton, Massachusetts 02465, for the following purposes:

1.	To consider and vote upon a proposal to approve the Agreement and Plan of Merger dated as of September 1, 2004 by and between Benjamin Franklin Bancorp, Benjamin Franklin Bank, a wholly owned subsidiary of Benjamin Franklin Bancorp and Chart Bank, pursuant to which Chart Bank will be merged with Benjamin Franklin Bank, and to approve the transactions contemplated by the merger agreement. A copy of the merger agreement is attached as Appendix A to this proxy statement/prospectus.

2.	To consider and act upon such other business and matters or proposals as may properly come before the special meeting.

     Only stockholders of record of Chart Bank at the close of business on February 1, 2005 are entitled to notice of, and will be entitled to vote at, the special meeting or any adjournments or postponements of the special meeting. As of the record date for the special meeting of Chart Bank stockholders, Chart Bank common stock was held of record by 28 stockholders. Approval of the first proposal requires the affirmative vote of at least two-thirds of the shares of common stock of Chart Bank outstanding and entitled to vote on the proposal.

     If the merger agreement and the transactions contemplated by the merger agreement are approved by Chart Bank stockholders at the meeting, and the merger is completed, any Chart Bank stockholder (1) who files with Chart Bank, before the taking of the vote on the approval of the merger agreement and the transactions contemplated by the merger agreement, written objection to the proposed merger stating that he intends to demand payment for his shares if the merger is completed and (2) whose shares are not voted in favor of the merger agreement and the transactions contemplated by the merger agreement, has or may have the right to demand in writing from Benjamin Franklin Bank, as the surviving corporation, within twenty days after the date of mailing to him of notice in writing that the merger has become effective, payment for his shares and an appraisal of the value thereof. Benjamin Franklin Bank and any such stockholder shall in such cases have the rights and duties and shall follow the procedure set forth in sections 88 to 98, inclusive, of chapter 156B of the General Laws of Massachusetts described in “The Special Meeting—Dissenters’ Rights of Appraisal” in the accompanying proxy statement/prospectus. A copy of the relevant statute is attached as Appendix C.

     Your vote is important regardless of the number of shares of Chart Bank common stock you own. To assure that your shares are represented at the special meeting, you are urged to complete, date and sign the enclosed proxy card and mail it promptly in the postage-paid envelope provided, whether or not you plan to attend the special meeting in person. You may revoke your proxy in the manner described in this proxy statement/prospectus at any time before it has been voted at the special meeting. If you attend the special meeting, you may vote in person even if you returned a proxy.

By Order of the Board of Directors
Donald P. Quinn
Clerk

Waltham, Massachusetts
                    , 2005

Please do not send your stock certificates at this time.

You will be sent separate instructions regarding the surrender of your stock certificates.

-ii-

SUMMARY

Date, Time and Location of the Special Meeting of Chart Bank Stockholders; Vote Required (See page ___)

     A special meeting of Chart Bank stockholders will be held on Wednesday, March 16, 2005 at 10:30 a.m. local time at Brae Burn Country Club, 326 Fuller Street, West Newton, Massachusetts 02465 to consider and vote upon a proposal to approve the merger agreement and the transactions contemplated by the merger agreement. The record date for the special meeting is February 1, 2005.

     To act on the matters presented at the special meeting of stockholders, a quorum must be present at the special meeting. To approve the merger agreement and the transactions contemplated by the merger agreement, the affirmative vote of at least two-thirds of the shares of common stock of Chart Bank outstanding and entitled to vote on the proposal is required. The Board of Directors of Chart Bank has unanimously adopted and approved the merger agreement and determined that the approval of the merger agreement and the transactions contemplated by the merger agreement is advisable and in the best interests of Chart Bank and its stockholders.

The Parties to the Merger Agreement

     Chart Bank. Chart Bank, A Cooperative Bank, is a Massachusetts cooperative bank that was formed in 1985. Chart Bank primarily conducts its business from two banking offices in Waltham, Massachusetts and one banking office in Newton, Massachusetts. Chart Bank is engaged principally in the business of investing in various types of residential and commercial mortgages, consumer and commercial loans, and investment securities, funded primarily with deposits from the general public and Federal Home Loan Bank of Boston borrowings. Chart Bank offers a wide variety of deposit and loan products and services to individual and commercial customers. Additionally, Chart Bank, through its subsidiary, Creative Strategic Solutions, Inc., or CSSI, supplies cash to automatic teller machines, or ATMs, owned by independent service organizations and provides related cash management services to a nationwide customer base.

     Chart Bank’s headquarters are located at 295 Weston Street, Waltham, Massachusetts 02453. Its telephone number is (781) 398-2700.

     Benjamin Franklin Bancorp and Benjamin Franklin Bank. Benjamin Franklin Bancorp, M.H.C. is the Massachusetts-chartered mutual holding company of Benjamin Franklin Bank, a Massachusetts-chartered savings bank. Benjamin Franklin Bancorp, M.H.C. is now undertaking a conversion from mutual to stock form, in which it will exchange its mutual holding company charter for the charter of a Massachusetts business corporation, change its name to Benjamin Franklin Bancorp, Inc. and sell shares of its common stock to depositors of Benjamin Franklin Bank and to the public. Benjamin Franklin Bancorp will issue additional shares of its common stock as consideration in the Chart Bank merger immediately upon completion of the stock offering it is undertaking in connection with its mutual to stock conversion.

     Benjamin Franklin Bancorp’s principal activity is, and after the conversion will continue to be, the ownership of 100.0% of the outstanding capital stock of Benjamin Franklin Bank. Benjamin Franklin Bancorp’s pro forma assets and deposits, after giving effect to the acquisition and the conversion stock offering, assuming 6,612,500 shares are sold in the offering, would have been $836.7 million and $616.2 million, respectively, at September 30, 2004. See “Pro Forma Data” on page [#].

     Benjamin Franklin Bank is a full-service, community-oriented financial institution offering products and services to individuals, families and businesses through six offices located in Norfolk and Worcester Counties in Massachusetts, and specifically in the towns of Franklin, Foxboro, Bellingham, Milford, and Medfield. Benjamin Franklin Bank was originally organized as a Massachusetts state-chartered mutual savings bank in 1871, and reorganized into the mutual holding company structure and became the wholly-owned subsidiary of Benjamin Franklin Bancorp in 1996. At September 30, 2004, Benjamin Franklin Bank had total assets of $517.1 million and total deposits of $402.0 million. If the merger agreement is approved, Chart Bank will merge into and become a part of Benjamin Franklin Bank immediately following the completion of the conversion.

     Benjamin Franklin Bank’s business consists primarily of making loans to its customers, including residential mortgages, commercial real estate loans, construction loans, commercial business loans and consumer loans, and investing in a variety of investment and mortgage-backed securities. Benjamin Franklin Bank funds these lending and investment activities with deposits from the general public, funds generated from operations and selected borrowings.

     Benjamin Franklin Bancorp’s and Benjamin Franklin Bank’s executive offices are located at 58 Main Street, Franklin, Massachusetts 02038-0309. Their telephone number is (508) 528-7000.

Chart Bank Stockholders Will Receive Either $30.75 in Cash or 3.075 Shares of Benjamin Franklin Bancorp Common Stock for Each Share of Chart Bank Common Stock They Own (see page        ).

     If the merger agreement among Benjamin Franklin Bancorp, Benjamin Franklin Bank and Chart Bank, dated September 1, 2004, is approved, Chart Bank will merge into and become a part of Benjamin Franklin Bancorp’s subsidiary bank, Benjamin Franklin Bank, immediately following completion of the conversion.

     If the merger is completed, you will be offered the opportunity to elect to receive, in exchange for each share of Chart Bank common stock you own, either (i) $30.75 in cash or (ii) 3.075 shares of Benjamin Franklin Bancorp common stock, which exchange ratio was determined in relation to the $10.00 per share price at which shares are being sold in Benjamin Franklin Bancorp’s conversion stock offering. For each share of Chart Bank common stock you own, you will be given the opportunity to elect to receive cash or stock. However, because the merger agreement provides that 45.0% of the aggregate consideration must be paid in cash and 55.0% of the aggregate consideration must paid in Benjamin Franklin Bancorp common stock, the cash and stock consideration may need to be reallocated among the Chart Bank stockholders and you may not receive the exact form of consideration you elect for some of your shares. The aggregate consideration for the Chart Bank acquisition will be $22,492,000 in cash and 2,401,575 shares of Benjamin Franklin Bancorp’s common stock, assuming that all currently outstanding options to acquire Chart Bank common stock are cashed out at the closing rather than being exercised by optionees prior to the closing.

     No fractional shares of Benjamin Franklin Bancorp common stock will be issued in the merger. Instead of fractional shares, Chart Bank stockholders will receive an amount of cash based on the $10.00 per share price at which shares of Benjamin Franklin Bancorp common stock are sold in the conversion stock offering.

     Please do not send your stock certificates at this time. You will be sent separate instructions regarding the surrender of your stock certificates and containing an election form that you may use to indicate the form of consideration you prefer to receive.

Stockholders Will Not Be Taxed on the Stock Consideration They Receive But May be Taxed on Some or All of the Cash Consideration They Receive (see page      ).

     Based on certain facts, representations and assumptions, Benjamin Franklin Bancorp has received an opinion of Foley Hoag LLP, its counsel, that the merger will be treated as a “reorganization” for U.S. federal income tax purposes. As a result, for U.S. federal income tax purposes, you generally will not recognize any gain or loss with respect to your shares of Chart Bank common stock to the extent you receive only shares of Benjamin Franklin Bancorp common stock in the merger, except with respect to any cash received in lieu of a fractional share interest in Benjamin Franklin Bancorp common stock.

     If you receive cash in exchange for any of your shares of Chart Bank common stock, you will generally recognize gain, to the extent of the lesser of (i) the total amount of cash you receive and (ii) the difference between (a) the sum of the cash plus the value of Benjamin Franklin Bancorp common stock you receive and (b) your basis in the Chart Bank common stock you exchanged. No loss will be recognized except for loss resulting from the receipt of cash in lieu of a fractional share interest in Benjamin Franklin Bancorp common stock, or loss resulting from the receipt of cash by Chart Bank stockholders who receive only cash in exchange for all of their shares of Chart Bank common stock.

     You should read “The Acquisition of Chart Bank and the Merger Agreement—Material Federal Income Tax Consequences of the Merger” starting on page [#] for a more complete discussion of the federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to fully understand the tax consequences of the merger to you.

The Chart Bank Board of Directors Recommends Stockholder Approval (see page       ).

     Chart Bank’s board of directors has determined that the approval of the merger agreement and the transactions contemplated by the merger agreement is advisable and in the best interests of Chart Bank and its stockholders and unanimously recommends that you vote “FOR” approval of the merger agreement and the transactions contemplated by the merger agreement.

Chart Bank’s Board Received a Written Fairness Opinion From Ryan Beck & Co., Inc., Chart Bank’s Financial Advisor (see page ).

     In connection with the merger, the board of directors of Chart Bank received the written opinion from Chart Bank’s financial advisor, Ryan Beck & Co., Inc., as to the fairness, from a financial point of view, of the consideration to be received in the merger by holders of Chart Bank common stock. The full text of the opinion of Ryan Beck, dated as of September 1, 2004, is included in this document as Appendix B. We encourage you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations of the review undertaken by Ryan Beck. The opinion of Ryan Beck is directed to Chart Bank’s Board of Directors and does not constitute recommendations to you or any other stockholder as to how to vote with respect to the merger, the form of consideration to be elected in the merger, or any other matter relating to the proposed transaction. Ryan Beck will receive a fee for its services, including rendering the fairness opinion, in connection with the merger, a significant portion of which is contingent upon consummation of the merger. This fee will be equal to 1% of the final aggregate transaction value, and is expected to be approximately $465,000 in aggregate. Subsequent to rending its opinion to Chart Bank’s Board of Directors, Ryan Beck agreed to assist Benjamin Franklin Bancorp in the marketing of its common stock in the conversion stock offering. Ryan Beck will receive a marketing fee for providing this assistance based upon the number of shares sold in the conversion stock offering, excluding shares issued to Benjamin Franklin Bancorp’s employee stock ownership plan and its officers, directors, employees and their immediate family members. Ryan Beck may also receive a fee for acting as a dealer in any syndicated community offering undertaken in connection with the conversion stock offering. Assuming that Benjamin Franklin Bancorp’s conversion offering is completed at the maximum of the offering range without a syndicated community offering, and the employee stock ownership plan, directors, officers, employees and their immediately family purchase 688,750 shares, Benjamin Franklin Bancorp would pay a fee to Ryan Beck of approximately $506,000.

Dissenters Have Statutory Rights of Appraisal (see page      ).

     Under Massachusetts law, holders of Chart Bank common stock have the right to dissent from the merger and, if the merger is consummated and all requirements of Massachusetts law are satisfied by holders seeking to exercise appraisal rights, to receive payment equal to the fair value of their shares of Chart Bank common stock, determined in the manner set forth in Massachusetts law. These procedures are described more fully beginning on page [#].

Directors and Executive Officers Own 77.5% of the Total Votes Entitled to be Cast (see page      ).

     As of the record date, directors and executive officers of Chart Bank may be deemed to beneficially own 1,100,630 shares of Chart Bank common stock entitled to vote at the special meeting. This represents approximately 77.5% of the total votes entitled to be cast at the special meeting. Chart Bank expects that these individuals will vote “FOR” approval of the merger agreement and the transactions contemplated by the merger agreement, and if they do, the merger agreement and the transactions contemplated by the merger agreement will be approved. Of the 1,100,630 shares deemed to be beneficially owned by Chart Bank directors and officers, 540,749 shares, or 38.1% of the total votes entitled to be cast at the special meeting, are beneficially owned by Chart Bank directors who are contractually bound to vote their shares in favor of the merger agreement, pursuant to voting agreements between these directors and Benjamin Franklin Bancorp.

Chart Bank’s Executive Officers and Directors Have Interests in the Merger That Differ From Their Interests as Shareholders (see page      ).

     In considering the recommendation of the board of directors of Chart Bank to approve the merger agreement and the transactions contemplated by the merger agreement you should be aware that executive officers and directors of Chart Bank have interests in the merger that are somewhat different from, or in addition to, their interest as shareholders. These interests include:

•	the termination payments of $486,000 and $620,000 to be made to Richard E. Bolton, Sr., the Chairman of the Board of Directors of Chart Bank, and Richard E. Bolton, Jr., the President and Chief Executive Officer of Chart Bank, respectively, immediately prior to the effectiveness of the merger under payments and waiver agreements that were entered into, in part, in exchange for Mr. Bolton, Sr. and Mr. Bolton, Jr. agreeing to relinquish their rights to receive certain payments in the event of a change of control of Chart Bank under their existing agreements with Chart Bank;

•	the severance pay and benefits continuation to Alfred J. Odoardi, Senior Vice President of Chart Bank, if he is terminated following the merger, the value of which is estimated to be $214,645 based on Mr. Odoardi’s current salary and benefits;

•	the severance pay and benefits continuation to Dean Kenney, the Treasurer and Chief Financial Officer of Chart Bank, if he is terminated or other specified events occur following the merger, the value of which is estimated to be $245,194 based on Mr. Kenney’s current salary and benefits;

•	the severance payments in the aggregate amount of $120,000 payable to four of the members of the Chart Bank Board of Directors following the completion of the merger;

•	the payments for consulting services and non-competition obligations to Mr. Bolton, Sr. and Mr. Bolton, Jr. during the first year following the merger of $310,000 and $150,000, respectively;

•	the directors’ and officers’ receipt of indemnification and insurance coverage with respect to acts and omissions in their capacities as directors and officers of Chart Bank prior to the merger; and

•	the future payment of directors fees, including, among other things, the annual $10,000 retainer, per meeting fees and annual retainers for committee members, to the six members of the Chart Bank Board of Directors who will continue as directors of Benjamin Franklin Bancorp and Benjamin Franklin Bank.

Regulatory Approvals Are Required To Complete the Merger (see page      ).

     We cannot complete the merger without the prior approval of the Massachusetts Commissioner of Banks, the Massachusetts Board of Bank Incorporation or the Federal Deposit Insurance Corporation. In addition, Benjamin Franklin Bancorp’s mutual to stock conversion, which is a condition of the merger, requires the approval of the Massachusetts Commissioner of Banks and the Board of Governors of the Federal Reserve System. Benjamin Franklin Bancorp and Benjamin Franklin Bank have received the Federal Deposit Insurance Corporation’s approval of the merger, have received the conditional approval of the Massachusetts Commissioner of Banks and the Board of Governors of the Federal Reserve System for the conversion, and are in the process of seeking the other approvals. While we do not know of any reason why they would not be able to obtain the necessary approvals in a timely manner, we cannot assure you that the necessary approvals of the merger and the conversion will be granted or what the timing may be.

Conditions to the Merger (see page      ).

     Completion of the merger depends upon a number of conditions being satisfied or waived, including the following:

•	approval of the merger agreement by the stockholders of Chart Bank.

•	approval of the merger agreement and the conversion by Benjamin Franklin Bancorp’s corporators, both of which were obtained on February 2, 2005.

•	receipt of all regulatory approvals required to consummate the conversion and the merger, without adverse conditions, restrictions or requirements.

•	absence of any law, judgment, decree, injunction or other order of any governmental authority prohibiting consummation of the conversion or the merger.

•	authorization for listing on the Nasdaq National Market of the shares of Benjamin Franklin Bancorp’s common stock to be issued in the merger and the conversion.

•	completion of the conversion, resulting in net proceeds sufficient to enable Benjamin Franklin Bank to remain well-capitalized under applicable federal banking law and otherwise to meet regulatory capital requirements after giving effect to the merger.

•	receipt by both parties of an opinion that the merger will constitute a tax-free reorganization described in section 368(a) of the Internal Revenue Code.

•	receipt by Benjamin Franklin Bancorp of an opinion that the conversion will constitute a tax-free reorganization described in section 368(a) of the Internal Revenue Code.

•	the accuracy of the representations and warranties contained in the merger agreement, with certain exceptions.

•	performance in all material respects of all obligations required to be performed by the parties under the merger agreement.

•	no change that individually or in the aggregate has a material adverse effect on either party, with certain exceptions.

•	shares of Chart Bank common stock as to which Chart Bank stockholders have exercised dissenters’ rights shall represent less than 10.0% of the outstanding shares of Chart Bank common stock.

•	each of Richard E. Bolton, Jr., the President and Chief Executive Officer of Chart Bank, and Richard E. Bolton, Sr., the Chairman of the Board of Directors of Chart Bank, shall have entered into, and performed in all material respects, a payments and waiver agreement.

•	the parties shall have received certain third party consents.

•	Chart Bank shall have not taken any action or made any payment that would result in a parachute payment under section 280G, or in a payment that would be nondeductible under Section 162(m), of the Internal Revenue Code.

Circumstances Under Which the Merger Agreement May Be Terminated; A $2.3 Million Termination Fee May Be Payable Under Certain Circumstances (see page      ).

     Benjamin Franklin Bancorp and Chart Bank can agree at any time to terminate the merger agreement before completing the merger, even if the Chart Bank stockholders have already voted to approve the merger agreement.

     Either party also can terminate the merger agreement if:

•	the merger shall not have occurred on or before July 15, 2005 or a later date agreed to in writing.

•	any required regulatory approval for completion of the merger shall have been denied by final nonappealable order.

•	Benjamin Franklin Bancorp’s board of trustees or corporators shall have not approved the conversion, or any required regulatory approval for completion of the conversion shall have been denied by final nonappealable action.

•	the other party breaches any representation or warranty contained in the merger agreement in a manner that would constitute a failure of the condition to completion of the merger relating to the accuracy of the representations and warranties and such breach cannot be or has not been cured within 30 days after the breaching party is notified of the breach.

•	the other party materially breaches any of the covenants or agreements contained in the merger agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of the breach.

•	the Chart Bank stockholders do not approve the merger.

•	the corporators of Benjamin Franklin Bancorp do not approve the merger and the conversion.

     Benjamin Franklin Bancorp can also terminate the merger agreement:

•	if, prior to the Chart Bank stockholders meeting at which the merger is considered:

•	Chart Bank materially breaches its covenant regarding third party proposals to acquire Chart Bank, or

•	the Chart Bank board fails to recommend to its stockholders that they approve the merger, withdraws such recommendation or modifies or changes such recommendation in a manner adverse in any respect to the interests of Benjamin Franklin Bancorp or

•	Chart Bank materially breaches its obligations to call, give notice of, convene and hold the Chart Bank special stockholders meeting.

•	if a tender offer is commenced, other than by Benjamin Franklin Bancorp, and the Chart Bank board recommends that its stockholders tender their shares in the tender offer or otherwise fails to recommend that its stockholders reject the tender offer.

     Under certain circumstances, the termination of the merger agreement may result in either Chart Bank or Benjamin Franklin Bancorp being required either to reimburse the other for its out-of-pocket costs and expenses, up to a maximum of $500,000, or to pay the other a termination fee of $2.3 million.

Benjamin Franklin Bancorp’s Mutual to Stock Conversion and Related Stock Offering (see page      ).

     Benjamin Franklin Bancorp is currently a bank holding company in mutual form, and does not have the authority to issue capital stock. Consequently, Benjamin Franklin Bancorp’s obligation to effect the merger (in which Benjamin Franklin Bancorp common stock will be issued to the stockholders of Chart Bank as a portion of the consideration) is subject to a condition that Benjamin Franklin Bancorp shall have first consummated its conversion from mutual to stock form, including an offering and sale of shares of its common stock to Benjamin Franklin Bank’s depositors and others pursuant to applicable regulations. Benjamin Franklin Bancorp has agreed to take all reasonable steps necessary to effect the conversion and to use its reasonable best efforts to satisfy the condition that the conversion shall have been consummated prior to the merger. The following sections contain a summary of the conversion and related stock offering involving Benjamin Franklin Bancorp.

Reasons for the Conversion (see page      ).

     Benjamin Franklin Bancorp’s primary reasons for converting from the mutual form to the stock form and raising additional capital through the conversion stock offering are:

•	to provide it with the capital and the form of consideration necessary to acquire Chart Bank, as discussed below;

•	to support internal growth through lending in the communities it serves;

•	to enhance existing products and services and support the development of new products and services;

•	to facilitate growth through de novo branching;

•	to facilitate growth through branch and whole bank acquisitions as opportunities arise; and

•	to improve its overall competitive position.

Terms of the Conversion (see page      ).

     Benjamin Franklin Bancorp is offering between 4,250,000 and 5,750,000 shares of its common stock for sale to the public. The subscription offering is made to Benjamin Franklin Bank’s eligible depositors, its tax qualified employee benefit plans and its officers, directors and employees. Shares not sold to these persons may be made available to the public in a direct community offering, and shares not purchased in the subscription offering or the direct community offering may be offered for sale through a syndicated community offering. The maximum number of shares that Benjamin Franklin Bancorp sells in the offering may increase by up to 15.0%, to 6,612,500 shares, as a result of demand for the shares in the offering, positive changes in financial markets in general and with respect to financial institution stocks in particular and regulatory considerations. In addition, Benjamin Franklin Bancorp will contribute shares of its authorized but unissued common stock to the Benjamin Franklin Bank Charitable Foundation, a new charitable foundation to be established by Benjamin Franklin Bank, in an amount up to 8.0% of the number of shares actually sold in the offering, up to a maximum of 400,000 shares, which is 8.0% of the number of shares that would be issued at the 5,000,000 share midpoint of the offering range.

     All investors will pay the same $10 purchase price per share in the offering. Ryan Beck & Co., Inc. is acting as Benjamin Franklin Bancorp’s marketing agent in the offering, and will use its best efforts to assist in selling the stock. Ryan Beck is not obligated to purchase any shares of common stock in the offering. See “The Acquisition of Chart Bank and the Merger Agreement—Background of the Merger” on page [#] for a discussion of how the boards of Chart Bank and Benjamin Franklin Bancorp resolved Ryan Beck’s potential conflict of interest in serving as Chart Bank’s adviser in negotiating the merger agreement and then being engaged to serve as Benjamin Franklin Bancorp’s marketing agent in the conversion offering.

How Benjamin Franklin Bancorp Determined The Offering Range And The $10 Per Share Stock Price (see page      ).

     The amount of common stock Benjamin Franklin Bancorp is offering in the conversion is based on an independent appraisal of the estimated market value of Benjamin Franklin Bancorp, assuming the offering, the funding of the Benjamin Franklin Bank Charitable Foundation and the acquisition of Chart Bank are completed. RP Financial, LC., Benjamin Franklin Bancorp’s independent appraiser, has estimated that, as of November 26, 2004, this market value ranged from $69.9 million to $85.5 million, with a midpoint of $78.0 million. Based on this valuation and the $10 per share price, the number of shares of common stock being offered for sale by Benjamin Franklin Bancorp will range from 4,250,000 shares to 5,750,000 shares. The $10 per share price was selected primarily because it is the price most commonly used in mutual-to-stock conversions of financial institutions.

     The appraisal is based in part on Benjamin Franklin Bancorp’s financial condition and results of operations, the effect of the additional capital raised by the sale of shares of common stock in the offering, the acquisition of Chart Bank and an analysis of a peer group of 10 publicly traded thrift holding companies that RP Financial, LC. considered comparable to Benjamin Franklin Bancorp.

     The following table presents a summary of selected pricing ratios for the peer group companies and the pricing ratios for Benjamin Franklin Bancorp. The estimated appraised value and the resulting premium/discount took into consideration the potential financial impact of the conversion, the contribution to the Benjamin Franklin Bank Charitable Foundation, adoption of stock based benefit plans consistent with industry practice, and the proposed acquisition of Chart Bank. The ratios for Benjamin Franklin Bancorp reflect the new accounting rule that will require Benjamin Franklin Bancorp to expense the cost of stock options that it expects to grant under the stock-based incentive plan; the peer group ratios do not reflect such an expense because the new rule has not yet gone into effect.

	Price as a	Price as a % of	Price as a % of
	Multiple of Pro	Pro Forma	Pro Forma Tangible
	Forma Earnings Per	Stockholders’	Stockholders’
	Share	Equity Per Share	Equity Per Share
Benjamin Franklin Bancorp (pro forma data as of September 30, 2004):
Maximum	41.67x	83.40%	129.70%
Minimum	34.09x	78.31%	132.63%
Valuation of Peer Group Companies as of November 26, 2004
Averages	19.04x	166.24%	178.05%
Medians	20.34x	159.61%	169.23%

     The independent appraisal does not indicate market value. Do not assume or expect that the valuation of Benjamin Franklin Bancorp as indicated above means that the common stock will trade at or above the $10 purchase price after the conversion.

     The independent appraisal will be updated prior to the completion of the conversion. Any changes to the appraisal would be subject to regulatory approval. The estimated pro forma market value of Benjamin Franklin Bancorp common stock to be sold in the conversion may be increased over the maximum level of $57.5 million by up to 15.0%, to up to $66.1 million. If this occurs, the maximum number of shares to be sold will correspondingly increase. See “Pro Forma Data” on page [#]. In the event that the updated appraisal results in an increase in the maximum valuation range to more than $66.1 million, or a decrease in the minimum valuation range below $42.5 million, the offering would not be completed without a resolicitation of subscribers. See “Pro Forma Data” on page [#], and “The Mutual to Stock Conversion And Related Stock Offering” on page [#].

After-Market Performance Information Provided by Independent Appraiser

      The following table presents information provided by RP Financial, LC., Benjamin Franklin Bancorp’s independent appraiser, as part of the appraisal. The table presents information for all standard mutual-to-stock conversion transactions completed between January 1, 2003 and February 4, 2005. The information shows the average and median after-market performance of the trading price of the common stock at certain points after the completion of the stock conversion. Based on the independent valuation, Benjamin Franklin Bancorp has initial pro forma price-to-tangible stockholders’ equity ratios as of September 30, 2004 of 132.63%, 131.41%, 129.70%, and 128.21% at the minimum, midpoint, maximum, and maximum as adjusted of the valuation range, respectively. During the period, the average closing price to tangible stockholders’ equity ratios in the conversions listed below were lower than the range of pro forma price to book ratios for Benjamin Franklin Bancorp and, with the exception of NewAlliance Bancshares, Inc. of Connecticut, which also involved the acquisition of other financial institutions, there were no other mutual-to-stock conversions with pro forma price-to-tangible stockholders’ equity ratios exceeding 100.0%. Thus, the pro forma price-to-tangible stockholders’ equity ratios for Benjamin Franklin Bancorp exceed by a significant amount essentially all of the comparable pro forma pricing ratios for standard mutual-to-stock conversions completed during the January 1, 2003 to February 4, 2005 period that did not also involve acquisitions of other financial institutions. The high pro forma price-to-tangible stockholders’ equity ratios for Benjamin Franklin Bancorp may have a negative effect on any potential price appreciation of its common stock. The information shown in the following table was not included in the appraisal report.

Standard Mutual-to-Stock Conversion Offerings with Completed Closing Dates between January 1, 2003 and February 4, 2005

	Appreciation From Initial Trading Date
					Through
	Conversion				February
Transaction	Date	1 day	1 week	1 month	4, 2005
Royal Financial, Inc. — IL	1/21/05	16.0%	26.0%	25.6%	25.6%
Third Century Bancorp, Inc. — IN	06/30/04	13.2%	10.5%	12.5%	37.0%
SE Financial Corp. — PA	05/06/04	(0.5%)	(1.5%)	(6.0%)	10.5%
NewAlliance Bancshares, Inc. — CT	04/02/04	51.7%	45.3%	36.5%	49.4%
KNBT Bancorp, Inc. — PA	11/03/03	68.8%	67.5%	70.5%	67.1%
Rainier Pacific Fin Group — WA	10/21/03	69.9%	66.0%	61.9%	75.0%
Community First Bancorp, Inc. — KY	06/27/03	20.0%	20.0%	20.5%	33.0%
Rantoul First Bank, s.b. — IL	04/02/03	15.1%	20.0%	23.5%	75.0%
Provident Fin. Services, Inc. — NJ	01/16/03	55.0%	56.5%	51.5%	80.5%
CCSB Financial Corp. — MO	01/09/03	20.0%	23.1%	25.0%	50.0%
Average		32.9%	33.3%	32.2%	50.3%
Median		20.0%	24.6%	25.3%	49.7%

     The following table presents information provided by RP Financial, LC., Benjamin Franklin Bancorp’s independent appraiser, for all stock offerings involving mutually-owned thrifts between June 30, 2004 and February 4, 2004, including all standard mutual-to-stock conversion offerings, mutual holding company minority stock offerings, and “second step” mutual-to-stock conversion offerings of mutual holding companies that had previously had minority stock offerings. The table provides an indication of the most recent trends in the aftermarket trading of mutual stock offerings. The recent trends in aftermarket trading, including the several offerings trading at or below their initial offering prices, may have a negative effect on any potential price appreciation in Benjamin Franklin Bancorp’s common stock. The information shown in the table was not included in the appraisal report.

Standard Mutual-to-Stock Conversion Offerings (Standard),

Mutual Holding Company Minority Offerings (MHC), and
Second Step Mutual-to-Stock Conversion Offerings (Second Step)
with Completed Closing Dates between June 30, 2004 and February 4, 2005

	Appreciation From Initial Trading Date
	Conversion				Through
Transaction	Date	1 day	1 week	1 month	February 4, 2005
Home Federal Bancorp, Inc. — LA (MHC)	1/21/05	(1.0%)	0.5%	(0.1%)	(0.1%)
Royal Financial, Inc. — IL (Standard)	1/21/05	16.0%	26.0%	25.6%	25.5%
BV Financial, Inc. — MD (MHC)	1/14/05	(6.5%)	(5.0%)	(2.0%)	(2.0%)
Georgetown Bancorp, Inc. — MA (MHC)	1/6/05	2.0%	(0.5%)	0.5%	0.5%
SFSB, Inc. — MD (MHC)	12/31/04	7.5%	(0.9%)	(1.5%)	(2.0%)
Ocean Shore Holding Company — NJ (MHC)	12/22/04	21.5%	22.0%	6.3%	10.3%
Lincoln Park Bancorp, Inc. — NJ (MHC)	12/20/04	10.0%	12.5%	0.0%	0.5%
Abington Community Bancorp, Inc. — PA (MHC)	12/17/04	33.5%	33.0%	29.0%	31.2%
Home Federal Bancorp, Inc. — ID (MHC)	12/7/04	24.9%	26.8%	23.3%	26.0%
PSB Holdings, Inc. — CT (MHC)	10/5/04	5.0%	6.0%	5.0%	9.1%
Atlantic Coast Federal Corp. — GA (MHC)	10/5/04	17.5%	23.1%	30.0%	32.4%
Roebling Financial Corp. — NJ (Second Step)	10/1/04	(1.0%)	(0.5%)	(8.0%)	(2.0%)
Naugatuck Valley Fin. Corp — CT (MHC)	10/1/04	8.0%	8.1%	8.0%	12.4%
SI Financial Group, Inc. — CT (MHC)	10/1/04	12.0%	10.6%	10.3%	11.5%
DSA Financial Corporation -IN (Second Step)	7/30/04	(2.0%)	(5.0%)	(7.0%)	5.0%
Partners Trust Financial Group, Inc. — NY (Second Step)	7/15/04	(0.1%)	(0.2%)	(1.9%)	6.9%
Third Century Bancorp — IN (Standard)	6/30/04	13.2%	10.5%	12.5%	37.0%
Average		9.4%	9.8%	7.6%	11.9%
Median		8.0%	8.1%	5.0%	9.1%

     RP Financial, LC. advised Benjamin Franklin Bancorp’s Board that the appraisal was prepared in conformance with the regulatory appraisal methodology. That methodology requires a valuation based on an analysis of the trading prices of comparable public companies whose stocks have traded for at least one year prior to the valuation date of November 26, 2004. RP Financial, LC. also advised the Board that the aftermarket trading experience of recent transactions was considered in the appraisal of November 26, 2004 as a general indicator of current market conditions, but was not relied upon as a primary valuation methodology.

     The tables above are not intended to be indicative of how Benjamin Franklin Bancorp’s stock may perform. Stock appreciation is affected by many factors, including, but not limited to, the factors set forth below. Before you make an investment decision, we urge you to carefully read this proxy statement/prospectus, including, but not limited to, the “Risk Factors” generally, beginning on page [#].

     Data represented in the tables were calculated using a small sample. The data, therefore, may not be meaningful for investors. For example, in the period between January 1, 2003 and February 4, 2005, only one standard mutual-to-stock conversion transaction had closed where the initial pro forma price-to-tangible stockholders’ equity ratio was 100.0% or greater. While stock prices of converting institutions have, on average, increased for the transactions presented, there can be no assurance that Benjamin Franklin Bancorp’s stock price will not trade below $10.00 per share, as has been the case for some converted mutual institutions. In addition, the conversion transactions from which the data are derived occurred primarily during a falling interest rate environment, during which time the market for financial institution stocks typically increases. If interest rates rise, Benjamin Franklin Bancorp’s net interest income and the value of its assets could be reduced, which could negatively affect its stock price. The increase in any particular company’s stock price is subject to various factors, including the amount of proceeds a company raises and the quality of management and management’s ability to deploy proceeds (such as through investments, the acquisition of other financial institutions or other businesses, the payment of dividends and common stock repurchases). In addition, stock prices may be affected by general market conditions, the interest rate environment, the market for financial institutions, merger or takeover transactions, the presence of professional and other investors who purchase stock on speculation, as well as other unforeseeable events not necessarily in the control of management.

     Benjamin Franklin Bancorp’s Board of Trustees carefully reviewed the information provided to it by RP Financial, LC. through the appraisal process, but did not make any determination regarding whether prior standard mutual-to-stock conversions have been undervalued on a price to tangible stockholders’ equity basis, nor did the Board draw any conclusions regarding how the historical data reflected above may affect Benjamin Franklin Bancorp’s appraisal. Instead, the Board engaged RP Financial, LC. to help it understand the regulatory process as it applies to the appraisal and to advise the Board as to how much capital Benjamin Franklin Bancorp would be required to raise under the regulatory appraisal guidelines.

Benefits to Management Resulting from the Conversion

     In order to align the interests of Benjamin Franklin Bancorp’s employees, officers and directors more closely to its shareholders’ interests, Benjamin Franklin Bancorp intends to establish certain benefit plans in connection with the conversion, some of which use its common stock as compensation. These new plans include the following:

•	Employee Stock Ownership Plan. Benjamin Franklin Bancorp has adopted an employee stock ownership plan that will award shares of its common stock to eligible employees primarily based on their compensation. At the completion of the conversion, Benjamin Franklin Bancorp will make, or contribute funds to a subsidiary to enable it to make, a 30-year loan to the employee stock ownership plan to enable it to purchase shares of Benjamin Franklin Bancorp’s common stock in the offering or in the open market following completion of the offering. It is expected that the employee stock ownership plan will purchase 8.0% of the shares issued in the offering, including shares issued to the Benjamin Franklin Bank Charitable Foundation. If Benjamin Franklin Bancorp receives orders for more shares of common stock than the maximum of the offering range, the employee stock ownership plan will have first priority to purchase shares over this maximum, up to the total of 8.0% of shares of common stock issued in the offering. This plan is a tax-qualified retirement plan for the benefit of all employees. See “Summary—Value of Stock-Based Benefits; Dilution to Stockholders” on page [#] below.

•	Stock-based Incentive Plan. Benjamin Franklin Bancorp intends to adopt a stock-based incentive plan that would provide for grants of stock options and restricted stock to directors, officers and employees. The stock-based incentive plan cannot be established sooner than six months after the offering and requires the approval of Benjamin Franklin Bancorp’s stockholders. The stockholder approval required is a two thirds vote of all outstanding shares of Benjamin Franklin Bancorp common stock if the stock-based incentive plan is implemented less than one year after the offering, and a majority vote of the shares of Benjamin Franklin Bancorp common stock present and voting if the plan is implemented more than one year after the offering. Benjamin Franklin Bancorp expects that the number of options granted and restricted shares awarded under the plan will be equal to 10.0% and 4.0%, respectively, of the total shares issued in the offering, including shares issued to the Benjamin Franklin Bank Charitable Foundation. See “Summary—Value of Stock-Based Benefits; Dilution to Stockholders” on page [#] below.

•	Employment and Change in Control Agreements. Benjamin Franklin Bancorp has entered into employment agreements with three of its executive officers and change in control agreements with six of its executive officers, which would provide for, among other benefits, severance benefits in the event of a change in control of Benjamin Franklin Bancorp. This includes Benjamin Franklin Bancorp’s President and Chief Executive Officer, who has an existing employment agreement that is being amended in connection with the conversion. Based solely on the current salary and most recent bonus of the nine senior officers of Benjamin Franklin Bank for whom employment agreements or change of control agreements are proposed, the aggregate change of control payments provided for in those agreements would be approximately $3.2 million. The actual payments under those agreements may be significantly higher, since the calculation of the benefits under the employment agreements will be based on the officers’ highest yearly compensation during the three years preceding termination of employment. This calculation could include other items of compensation in addition to salary and bonus, such as the value of nonqualified stock options that the officer may exercise during the year preceding the year in which the benefit is calculated. See “Management of Benjamin Franklin Bancorp and Benjamin Franklin Bank—Employment and Change in Control Agreements” on page [#].

•	Benefit Restoration Plan. Benjamin Franklin Bancorp has adopted a benefit restoration plan which would provide certain restorative payments to our President and Chief Executive Officer and our Chief Financial Officer, who are prevented from receiving earned benefits under the employee stock ownership plan and 401(k) plan by statutory limitations, and would provide to these officers, upon retirement, or upon termination of employment following a change in control, additional restorative payments equal to the projected value of shares of Benjamin Franklin Bancorp common stock that would have been allocated to the executive under the employee stock ownership plan over the remaining term of any loan to the employee stock ownership plan, as if employment had continued through the full term of the loan. See “Management of Benjamin Franklin Bancorp and Benjamin Franklin Bank—Benefit Plans” on page [#].

•	Director Fee Continuation Plan. Benjamin Franklin Bancorp has adopted a director fee continuation plan, which provides a retirement benefit for directors in the nature of the continuation of director fees for a period of five years following retirement, subject to certain vesting requirements. See “Management of Benjamin Franklin Bancorp and Benjamin Franklin Bank—Benefit Plans”, on page [#].

Value of Stock-Based Benefits; Dilution to Stockholders

     The following table summarizes the stock benefits that Benjamin Franklin Bancorp’s officers, directors and employees may receive following the reorganization and offering, at the maximum of the offering range and assuming that Benjamin Franklin Bancorp initially implements a stock-based incentive plan granting options to purchase 10.0% of the shares issued in the offering and issued to the Benjamin Franklin Bank Charitable Foundation and awarding shares of restricted stock equal to 4.0% of the shares issued in the offering and issued to the Charitable Foundation (the maximum permissible amount of grants and awards if such plan is adopted less than one year from the date of completion of the offering). The table also shows the dilution to stockholders if all these shares are issued from authorized but unissued shares, instead of shares purchased in the open market. A portion of the stock grants shown in the table below may be made to non-management employees.

	Aggregate Number of Shares to be
	Granted or Purchased				Value of Grants (3)
				Dilution
			As a	Resulting if
	At the	At the	Percentage	New Shares	At the	At the
	Minimum	Maximum	of Common	Are Issued	Minimum	Maximum
	of the	of the	Stock to be	for Stock	of the	of the
	Offering	Offering	Issued in the	Benefit	Offering	Offering
	Range	Range	Offering(1)	Plans (2)	Range	Range
					(Dollars in thousands)
Employee stock ownership plan	367,200	492,000	8.0%	5.4%	$3,672	$4,920
Stock options under stock-based incentive plan	459,000	615,000	10.0	6.7%	1,767	2,368
Restricted stock awards under stock-based incentive plan	183,600	246,000	4.0	2.8%	1,836	2,460

Total	1,009,800	1,353,000	22.0%	13.7%	$7,275	$9,748

(1)	Includes shares issued to the Benjamin Franklin Bank Charitable Foundation, but does not include shares issued to Chart Bank stockholders as merger consideration.

(2)	Calculated at the maximum of the offering range including shares issued to the Benjamin Franklin Bank Charitable Foundation and shares issued to the Chart Bank stockholders in the merger.

(3)	The actual value of restricted stock grants will be determined based on their fair value as of the date grants are made. For purposes of this table, fair value is assumed to be the same as the offering price of $10 per share. The fair value of stock options has been estimated at $3.85 per option using the Black-Scholes option pricing model with the following assumptions; a grant-date share price and option exercise price of $10.00; dividend yield of zero; expected option life of 10 years; risk free interest rate of 4.27%; and a volatility rate of 14.89% based on the SNL Index of publicly traded thrift institutions.

     The value of the shares to be granted as restricted stock awards under the stock-based incentive plan will be based on the price of Benjamin Franklin Bancorp’s common stock at the time those shares are purchased on the open market or issued, which, subject to stockholder approval, cannot be implemented until at least six months after the offering. The following table presents the total value of all shares Benjamin Franklin Bancorp expects to be available for award as restricted stock under the stock-based incentive plan, assuming the shares for the plan are purchased or issued in a range of market prices from $8.00 per share to $14.00 per share.

	Value of Shares To Be Available for Award as Restricted Stock
				280,500 Shares
	183,600 Shares	216,000 Shares	246,000 Shares	Awarded at
	Awarded at	Awarded at	Awarded at	Maximum, as
	Minimum of	Midpoint of	Maximum of	adjusted, of
Share Price	Offering Range	Offering Range	Offering Range	Offering Range
	(Dollars in thousands)
$ 8.00	$1,469	$1,728	$1,968	$2,244
10.00	1,836	2,160	2,460	2,805
12.00	2,203	2,592	2,952	3,366
14.00	2,570	3,024	3,444	3,927

     The grant-date fair value of the options granted under the stock-based incentive plan will be based in part on the price of Benjamin Franklin Bancorp’s common stock at the time the options are granted, which, subject to stockholder approval, cannot be implemented until at least six months after the offering. The value will also depend on the various assumptions utilized in estimating the value using the Black-Scholes option pricing model. The following table presents the total estimated value of the options Benjamin Franklin Bancorp expects to be available for grant under the stock-based incentive plan, assuming the market price and exercise price for the stock options are equal and the range of market prices for the shares are $8.00 per share to $14.00 per share.

		Estimated Value of Options To Be Available For Grant
					701,250
		459,000	540,000	615,000	Options at
	Grant-Date	Options at	Options at	Options at	Maximum of
Market/Exercise Price	Fair Value	Minimum of	Midpoint of	Maximum of	Range, as
Per Share	per Option	Range	Range	Range	Adjusted
		(Dollars in thousands, except per share and per option data)
$ 8.00	$3.08	$1,414	$1,663	$1,894	$2,160
10.00	3.85	1,767	2,079	2,368	2,700
12.00	4.62	2,121	2,495	2,841	3,240
14.00	5.39	2,474	2,911	3,315	3,780

     The employee stock ownership plan and the restricted stock grants and stock options under the stock-based incentive plan will increase Benjamin Franklin Bancorp’s future compensation costs, thereby reducing its earnings. Based on the assumptions set forth on the introductory page of “Management’s Discussion and Analysis of Benjamin Franklin Bancorp” on page [#], this increased compensation expense is estimated to be an annual amount of $187,000, $561,000 and $540,000 for the employee stock ownership plan, restricted stock awards and stock option grants, respectively, for the period during which the benefits are allocated (in the case of the employee stock ownership plan) or vest (in the case of restricted stock awards and option grants under the stock-based incentive plan). One of the assumptions on which these estimates are based is that the shares of common stock have a fair market value of $10.00 per share for the period during which the benefits are allocated or vest. If, in the future, the shares of common stock have a fair market value greater or less than $10.00 per share, the annual compensation expense attributable to these plans will increase or decrease accordingly. Additionally, while Benjamin Franklin Bancorp’s intention is to fund its stock-based incentive plan with shares purchased on the open market, stockholders will experience a dilution in their ownership interest if newly issued shares of common stock are used to fund stock options and stock awards. See “Risk Factors—The Implementation of Benjamin Franklin Bancorp’s Stock-Based Benefit Plans Will Dilute Your Ownership Interest in Benjamin Franklin Bancorp” and “Management of Benjamin Franklin Bancorp and Benjamin Franklin Bank—Benefit Plans” on page [#].

Benjamin Franklin Bancorp’s Business Strategy

     Benjamin Franklin Bancorp is the holding company for Benjamin Franklin Bank. Since its inception, Benjamin Franklin Bank has maintained a community-focused orientation, through attention to superior levels of customer service coupled with a diverse product menu designed to meet the needs of individuals and businesses located in its market area. As a result of the conversion and simultaneous acquisition of Chart Bank, Benjamin Franklin Bank will be a larger, more geographically diverse and well-capitalized institution, with a management team and structure geared toward implementing operating strategies that build on these strengths and draw on the best of the business strategies currently being used at Benjamin Franklin Bank and Chart Bank. Important elements of the business strategy that Benjamin Franklin Bank will be pursuing going forward can be summarized as follows:

1.	Increase Loan Assets And Change Loan Mix. In addition to concentrating on increasing the loan portfolio generally, Benjamin Franklin Bank expects to continue its focus in particular on increasing originations of commercial real estate and commercial business loans, with a goal of increasing these types of loans as a proportion of its loan portfolio from the September 30, 2004 level of 22.3% of total loans. Benjamin Franklin Bancorp’s acquisition of Chart Bank is an important step in the direction of achieving this goal; at September 30, 2004 on a pro forma basis including Chart Bank’s loan portfolio, commercial real estate and commercial business loans would have represented 33.9% of total loans. Benjamin Franklin Bank also expects to hire additional lending personnel, and intends to establish a commercial lending department, headed by Chart Bank’s senior commercial lender, that will focus specifically on the origination of commercial business loans and related commercial deposit opportunities.

2.	Maintain Asset Quality. Benjamin Franklin Bank will continue to focus on managing credit risk to maintain its favorable asset quality. While focusing on expanding its lending activities, and on commercial lending activities in particular, Benjamin Franklin Bank will continue to emphasize what it believes are prudent underwriting standards, as well as diligent monitoring and collection efforts and maintaining adequate loan loss reserves.

3.	Geographic Expansion. Benjamin Franklin Bank intends to continue the geographic expansion of its franchise represented by the Chart Bank acquisition. Benjamin Franklin Bank intends to open new branch offices, to the extent financial resources permit, in communities located between the Benjamin Franklin Bank and Chart Bank franchises as well as in other communities contiguous to those currently served by Benjamin Franklin Bank. While the precise number of new branches and related timing has not yet been determined, Benjamin Franklin Bank considers it likely that it will establish at least one new branch in each of the years 2005 through 2007. Benjamin Franklin Bancorp and Benjamin Franklin Bank will also remain open to the possibility of further expansion through whole-bank and branch acquisitions, as opportunities arise.

4.	Increase Deposit Market Share in the Markets Benjamin Franklin Bank Serves. Retail deposits are Benjamin Franklin Bank’s primary source of funds for its lending and investing activities. By offering a variety of deposit products and superior customer service, Benjamin Franklin Bank will seek to retain and expand existing customer relationships as well as to attract new deposit customers. Personalized service and flexibility with regard to customer needs will continue to be augmented with a variety of delivery channels to maximize customer convenience. These include extended branch hours, ATMs, Internet banking, automated bill payment and telephone banking. Through its continued focus on these deposit-gathering efforts in existing branch locations, coupled with plans for geographic expansion, Benjamin Franklin Bank expects to increase the overall level of deposits and its market share in the markets it serves.

5.	Increase Non-interest Income. Traditionally, Benjamin Franklin Bank’s profits have relied heavily on the net interest income derived from its lending and investing activities. Over the past several years, management has initiated activities to decrease that reliance on net interest income, by offering fee-based products such as investment advisory services and insurance. Going forward, Benjamin Franklin Bank will continue to pursue initiatives to increase non-interest income, including the potential expansion of the activities of Chart Bank’s subsidiary, CSSI, which supplies cash to automatic teller machines, or ATMs, owned by independent service organizations and provides related cash management services to a nationwide customer base.

6.	Improve Operating Efficiency And Cost Control. While Benjamin Franklin Bancorp’s operating efficiency has improved over the past two years, with the ratio of non-interest expense to average total assets declining from 2.76% in 2002 to 2.73% in 2003, it believes that there is potential for further improvement. Benjamin Franklin Bancorp recognizes that its growth strategies and public company status will require greater investments in personnel, marketing, premises and equipment, and these investments will have a negative impact on its expense ratios over the short term. However, Benjamin Franklin Bancorp will continue its efforts to monitor and control costs throughout the organization, and over the long term, as its assets grow, Benjamin Franklin Bancorp expects its ratio of non-interest expense to total average assets to decline. The increased scale that will result from the acquisition of Chart Bank is one important factor in achieving this goal.

How Benjamin Franklin Bancorp Intends To Use The Proceeds From The Offering (see page      ).

     Benjamin Franklin Bancorp estimates net proceeds from the offering will be between $40.9 million and $55.8 million, or $64.4 million if the offering range is increased by 15.0%. Benjamin Franklin Bancorp intends to use the net proceeds for the cash merger consideration portion of the acquisition of Chart Bank, approximately $21,469,000 assuming that the Chart Bank options are cashed out at the closing rather than being exercised by optionees prior to the closing, and netting out the tax benefit of such option cash out. Benjamin Franklin Bancorp also intends to use the net proceeds for a loan to Benjamin Franklin Bank’s employee stock ownership plan to fund its purchase of shares of common stock in the offering, between $3.7 million and $4.9 million, or $5.6 million if the offering is increased by 15.0%. Of the net proceeds remaining, Benjamin Franklin Bancorp intends to retain at the parent-company level between $10.9 million and $20.8 million of the net proceeds, or $26.6 million if the offering range is increased by 15.0%, and to invest in Benjamin Franklin Bank approximately $4.9 million to $8.6 million of the net proceeds, or $10.7 million if the offering range is increased by 15.0%. Benjamin Franklin Bancorp may use the funds to pay cash dividends, repurchase shares of common stock and for general corporate purposes. Funds invested in Benjamin Franklin Bank will be used to support increased lending and new products and services. Benjamin Franklin Bancorp may also use the net proceeds for future business expansion by establishing new branches or by acquiring branches or other whole banks. Initially, a substantial portion of the net proceeds could be used to pay down certain Federal

Home Loan Bank of Boston borrowings, as well as invested in short-term investments, investment-grade debt obligations and mortgage-backed securities.

Expiration Of The Benjamin Franklin Bancorp Offering. (see page      ).

     The subscription offering will expire at 10:00 a.m., Massachusetts time, on [date], 2005, unless extended by Benjamin Franklin Bancorp with the approval of the Massachusetts Commissioner of Banks and the Federal Reserve Board, if required. The direct community and syndicated community offerings, if conducted, must be completed by [date], 2005 unless extended, with regulatory approval, if necessary. If the subscription offering and/or direct community and syndicated community offerings extend beyond [date], 2005, Benjamin Franklin Bancorp will be required to resolicit subscribers before proceeding with the offering.

Benjamin Franklin Bancorp’s Dividend Policy (see page      ).

     Upon completion of the conversion, Benjamin Franklin Bancorp’s Board of Directors will have the authority to declare dividends on its common stock, subject to statutory and regulatory requirements. While the Board intends to consider a policy of paying cash dividends, payment of dividends will depend upon a number of factors, including future operating results and financial condition, ongoing capital requirements, regulatory limitations, tax considerations and general economic conditions. As a result, Benjamin Franklin Bancorp cannot assure you that it will pay dividends, or if paid, the amounts of such dividends, or whether such dividends will continue to be paid in the future. See “Benjamin Franklin Bancorp’s Policy Regarding Dividends” on page [#].

Tax Consequences of the Conversion (see page      ).

     The conversion will not be a taxable transaction, for purposes of federal or state income taxes, to Benjamin Franklin Bancorp or Benjamin Franklin Bank.

Conditions to Completion of the Conversion (see page      ).

     Benjamin Franklin Bancorp cannot complete the conversion and related stock offering unless:

•	It issues at least the minimum number of shares of common stock offered;

•	It receives the approval of the Massachusetts Commissioner of Banks and the Federal Reserve Board; and

•	It completes the conversion by [date].

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF
BENJAMIN FRANKLIN BANCORP

     The following tables contain certain information concerning the financial position and results of operations of Benjamin Franklin Bancorp at the dates and for the periods indicated. This information should be read in conjunction with the Consolidated Financial Statements of Benjamin Franklin Bancorp, M.H.C. and Subsidiaries and notes thereto commencing on page [#] of this proxy statement/prospectus and the Management’s Discussion and Analysis of Benjamin Franklin Bancorp commencing on page [#] of this proxy statement/prospectus. The selected financial data and selected operating data of Benjamin Franklin Bancorp as of December 31, 2003 and 2002 and for the years then ended have been derived from Benjamin Franklin Bancorp’s consolidated financial statements which have been audited by Wolf & Company, P.C., independent accountants. See “Experts” on page [#]. The data presented at and for the nine months ended September 30, 2004 and 2003 were derived from unaudited consolidated financial statements and reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results for such interim periods. Interim results at and for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year ended December 31, 2004.

     The selected financial condition data and selected operating data of Benjamin Franklin Bancorp at or for the years ended December 31, 2001, 2000 and 1999 have been derived from Benjamin Franklin Bancorp’s consolidated financial statements that have been audited by Arthur Andersen LLP. Because Arthur Andersen has ceased accounting and auditing operations, Benjamin Franklin Bancorp is unable to obtain written consent of Arthur Andersen to incorporate their report in this proxy statement/prospectus. Because Arthur Andersen has not consented to incorporating their report in this proxy statement/prospectus, investors will not be able to recover against Arthur Andersen in connection with the use of their report. In addition, the ability of Arthur Andersen to satisfy any claims (including claims arising from its provision of auditing and other services to Benjamin Franklin Bancorp) is limited as a result of the diminished amount of assets of Arthur Andersen that are now or may in the future be available to satisfy claims. See “Risk Factors—Risks Related to Prior Auditors of Benjamin Franklin Bancorp” on page [#].

	At
	September 30,	At December 31,
	2004	2003	2002	2001	2000	1999
	(Dollars in thousands)
Selected Financial Condition Data:

Total assets	$517,931	$458,844	$452,230	$430,084	$443,092	$429,635
Loans, net	375,516	288,862	261,933	257,566	284,232	269,125
Investment securities	101,551	110,254	114,728	86,136	112,884	113,315
Deposits	399,562	380,257	373,300	360,979	388,332	324,050
Short-term borrowings	29,000	0	0	0	19,400	48,280
Long-term debt (1)	55,000	45,000	45,000	36,000	6,000	21,000
Retained earnings	30,586	29,301	29,814	26,937	24,794	28,652

(1)	Long-term debt includes advances from the Federal Home Loan Bank of Boston and subordinated debt. See “Business of Benjamin Franklin Bancorp—Sources of Funds—Borrowings” on page [#].

	For the
	Nine Months Ended
	September 30,		For The Years Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(Dollars in thousands)
Selected Operating Data:

Interest and dividend income	$15,223	$14,529	$19,532	$21,406	$26,441	$28,064	$24,730
Interest expense	5,024	5,134	6,752	7,594	12,397	16,216	12,533

Net interest income	10,199	9,395	12,780	13,812	14,044	11,848	12,197
Provision for loan losses (1)	470	300	625	1,412	51	1	70

Net interest income after provision for loan losses	9,729	9,095	12,155	12,400	13,993	11,847	12,127
Non-interest income	1,658	2,450	2,990	1,285	1,752	1,819	1,510
Gain (loss) on sales of securities, net	8	113	86	1,569	(2,529)	(6,784)	1,402
Non-interest expense	9,457	9,626	12,724	12,115	11,565	10,851	10,280

Income (loss) before income tax expense	1,938	2,032	2,507	3,139	1,651	(3,969)	4,759
Income tax expense (2)	626	651	819	443	1,610	708	1,858

Net income (loss)	$1,312	$1,381	$1,688	$2,696	$41	($4,677)	$2,901

(1)	Refer to “Management’s Discussion and Analysis of Benjamin Franklin Bancorp,” beginning on page [#] for discussion of changes in the provision for loan losses for the periods from 2001 forward. For the year ended December 31, 2000, the provision declined to $1,000 from $70,000 recorded for the 1999 period, due primarily to the fact that impaired loans dropped to $308,000 at December 31, 2000 from $1.3 million at December 31, 1999.

(2)	Refer to “Management’s Discussion and Analysis of Benjamin Franklin Bancorp,” beginning on page [#] for discussion of changes in income tax expense for the periods from 2001 forward. For the year ended December 31, 2000, Benjamin Franklin recorded income tax expense of $708,000 despite incurring a pre-tax loss. This is because a valuation allowance was established for a deferred tax asset associated with an impairment charge Benjamin Franklin Bancorp recorded to reflect unrealized net losses on equity securities.

	At or For the
	Nine Months Ended
	September 30,		At or For the Years Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
Selected Financial Ratios and Other Data:

Performance Ratios:
Return on assets (ratio of net income to average total assets) (1)	0.36%	0.40%	0.36%	0.61%	0.01%	(1.09%)	0.76%
Return on equity (ratio of net income to average equity) (1)	5.85%	6.13%	5.65%	9.45%	0.16%	(16.32%)	10.23%
Average interest rate spread (1) (2)	2.67%	2.76%	2.76%	3.32%	3.29%	2.87%	3.47%
Net interest margin (1)(3)	3.03%	2.93%	2.98%	3.47%	3.51%	3.57%	4.30%
Efficiency ratio (4)	79.31%	87.13%	84.78%	75.69%	72.84%	78.07%	73.53%

Non-interest expense to average total assets (1)	2.61%	2.76%	2.73%	2.76%	2.64%	2.53%	2.70%

Average interest-earning assets to average interest bearing liabilities	124.43%	110.89%	114.38%	108.04%	106.92%	88.16%	86.56%

Asset Quality Ratios:
Non-performing assets to total assets	0.08%	0.14%	0.10%	0.00%	0.04%	0.04%	0.04%

Non-performing loans to total loans	0.11%	0.24%	0.16%	0.00%	0.06%	0.06%	0.07%

Allowance for loan losses to non-performing loans	714.93%	394.35%	544.92%	115,600.00%	749.68%	603.39%	657.22%
Allowance for loan losses to total loans	0.80%	0.95%	0.87%	0.88%	0.46%	0.38%	0.44%

Capital Ratios:
Equity to total assets at end of period	5.91%	6.22%	6.39%	6.59%	6.26%	5.60%	6.67%
Average equity to average assets	6.19%	6.47%	6.42%	6.49%	5.82%	6.67%	7.45%
Risk-based capital ratio (bank only) at end of period	13.05%	14.01%	13.94%	13.54%	9.65%	7.69%	10.08%

Other Data:
Number of full service offices	6	6	6	6	6	6	6

(1)	Ratios for the nine months ended September 30, 2004 and 2003 are annualized.

(2)	The average interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted- average cost of interest-bearing liabilities for the period.

(3)	The net interest margin represents net interest income as a percent of average interest-earning assets for the period.

(4)	The efficiency ratio represents non-interest expense for the period minus expenses related to the amortization of intangible assets divided by the sum of net interest income (before the loan loss provision) plus non-interest income (excluding net gains (losses) on sale of bank assets and the pension plan curtailment loss).

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF CHART BANK

     The following tables contain certain information concerning the financial position and results of operations of Chart Bank at the dates and for the periods indicated. This information should be read in conjunction with the Consolidated Financial Statements of Chart Bank, A Cooperative Bank and Subsidiaries and notes thereto commencing on page [#] of this proxy statement/prospectus and the Management’s Discussion and Analysis of Chart Bank commencing on page [#] of this proxy statement/prospectus. The selected financial data and selected operating data of Chart Bank as of December 31, 2003, 2002, 2001, 2000 and 1999, and for the years then ended have been derived from Chart Bank’s consolidated financial statements which have been audited by Wolf & Company, P.C., independent accountants. See “Experts” on page [#]. The data presented at and for the nine months ended September 30, 2004 and 2003 were derived from unaudited consolidated financial statements and reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results for such interim periods. Interim results at and for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year ended December 31, 2004.

	At
	September	At December 31,
	30, 2004	2003	2002	2001	2000	1999
	(Dollars in thousands)
Selected Financial Condition Data:

Total assets	$256,261	$209,854	$202,932	$181,645	$168,702	$142,823
Loans, net	175,572	139,890	122,965	126,088	121,237	107,237
Investment securities	35,495	29,369	29,532	21,585	19,589	15,853
Deposits	215,972	175,801	170,279	145,549	152,749	129,436
Borrowings	22,000	15,930	14,986	19,731	1,923	3,449
Stockholders’ equity	17,546	17,399	16,061	14,980	13,384	9,362

	For the Nine
	Months Ended
	September 30,		For The Years Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
			(Dollars in thousands)
Selected Operating Data:

Interest and dividend income	$8,006	$7,621	$10,091	$11,033	$11,718	$11,023	$8,838
Interest expense	2,732	2,648	3,452	4,466	5,870	6,061	4,595

Net interest income	5,274	4,973	6,639	6,567	5,848	4,962	4,243
Provision for loan losses	90	90	120	120	120	131	180

Net interest income after provision for loan losses	5,184	4,883	6,519	6,447	5,728	4,831	4,063
Non-interest income	1,916	2,048	2,665	3,270	3,544	1,529	1,033
Non-interest expense	5,636	4,806	6,406	7,190	7,004	5,954	4,914

Income before income tax provision (benefit)	1,464	2,125	2,778	2,527	2,268	406	182
Income tax provision (benefit)	680	823	1,076	958	850	(141)	48

Net income	$784	$1,302	$1,702	$1,569	$1,418	$547	$134

	At or For the
	Nine Months
	Ended
	September 30,		At or For the Years Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
Selected Financial Ratios and Other Data:

Performance Ratios:
Return on assets (ratio of net income to average total assets) (1)	0.44%	0.86%	0.83%	0.81%	0.80%	0.35%	0.11%
Return on equity (ratio of net income to average equity) (1)	5.95%	10.61%	10.28%	10.31%	10.37%	4.43%	1.48%
Average interest rate spread (1) (2)	3.40%	3.87%	3.83%	3.88%	3.39%	2.99%	3.21%
Net interest margin (1)(3)	3.52%	4.00%	3.96%	4.06%	3.81%	3.56%	3.75%
Efficiency ratio (4)	79.29%	70.06%	70.09%	82.75%	92.34%	94.70%	98.60%
Non-interest expense to average total assets (1)	3.19%	3.16%	3.13%	3.72%	3.95%	3.82%	4.06%
Average interest-earning assets to average interest-bearing liabilities	106.87%	105.65%	106.08%	106.90%	110.92%	97.15%	99.86%
Dividend payout ratio (5)	76.15%	16.36%	12.51%	22.63%	5.01%	—%	—%

Asset Quality Ratios:
Non-performing assets to total assets	0.06%	0.01%	0.10%	0.01%	0.13%	0.00%	0.25%
Non-performing loans to total loans	0.08%	0.02%	0.15%	0.02%	0.18%	0.00%	0.32%
Allowance for loan losses to total loans	0.99%	1.22%	1.17%	1.23%	1.09%	1.07%	1.02%

Capital Ratios:
Equity to total assets at end of period	6.85%	8.31%	8.29%	7.91%	8.25%	7.93%	6.55%
Average equity to average assets	7.47%	8.08%	8.10%	7.87%	7.71%	7.92%	7.46%
Tier 1 risk-based capital ratio at end of period	10.90%	11.30%	11.30%	10.80%	10.60%	11.80%	9.80%

Other Data:

Number of full service offices	3	3	3	3	4	4	4

(1)	Ratios for the nine months ended September 30, 2004 and 2003 are annualized.

(2)	The average interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted- average cost of interest-bearing liabilities for the period.

(3)	The net interest margin represents net interest income as a percent of average interest-earning assets for the period.

(4)	The efficiency ratio represents non-interest expense for the period divided by the sum of net interest income (before the loan loss provision) plus non-interest income (excluding net gains (losses) on sales of bank assets and deposits and loan brokerage fees).

(5)	The dividend payout ratio is calculated by dividing total dividends declared per share by net income per share for the period.

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

     The following table presents certain historical per share data for Chart Bank and certain unaudited pro forma per share data reflecting the offering and the merger. Historical per share data is not shown for Benjamin Franklin Bancorp because Benjamin Franklin Bancorp was in the mutual form of organization and did not have any shares of stock for the periods indicated. The unaudited pro forma equivalent data was obtained by multiplying the unaudited pro forma data by an exchange ratio of 3.075 shares of Benjamin Franklin Bancorp common stock for each share of Chart Bank common stock.

     The historical per share data for Chart Bank is based on 1,420,000 shares of Chart common stock outstanding and does not include 137,000 options outstanding. The information in the table is based on, and should be read together with, the historical financial information for Chart Bank presented in this document beginning on page G-1 and the pro forma financial information presented in the section of this document titled “Pro Forma Data—Pro Forma Conversion Data” beginning on page [#]. You should not rely on the unaudited pro forma information as being indicative of the financial position of Benjamin Franklin Bancorp or the results of operations that Benjamin Franklin Bancorp would have achieved if the merger had been completed on the dates indicated or will achieve after completion of the merger.

At September 30,
2004
Book value per share:
Chart Bank historical	$12.36
Benjamin Franklin Bancorp historical	(1)
Pro forma combined (reflecting the offering and the merger):
Minimum of offering range (4,250,000 shares)	12.77
Midpoint of offering range (5,000,000 shares)	12.30
Maximum of offering range (5,750,000 shares)	11.99
Maximum, as adjusted, of offering range (6,612,500 shares)	11.68
Chart Bank pro forma equivalent:
Minimum of offering range (4,250,000 shares)	39.27
Midpoint of offering range (5,000,000 shares)	37.82
Maximum of offering range (5,750,000 shares)	36.87
Maximum, as adjusted, of offering range (6,612,500 shares)	35.92

Tangible book value per share:
Chart Bank historical	$12.36
Benjamin Franklin Bancorp historical	(1)
Pro forma combined (reflecting the offering and the merger):
Minimum of offering range (4,250,000 shares)	7.54
Midpoint of offering range (5,000,000 shares)	7.61
Maximum of offering range (5,750,000 shares)	7.71
Maximum, as adjusted, of offering range (6,612,500 shares)	7.80
Chart Bank pro forma equivalent:
Minimum of offering range (4,250,000 shares)	23.19
Midpoint of offering range (5,000,000 shares)	23.40
Maximum of offering range (5,750,000 shares)	23.71
Maximum, as adjusted, of offering range (6,612,500 shares)	23.99

	Nine Months Ended	Year Ended
	September 30, 2004	December 31, 2003
Net income per share:
Chart Bank historical	$0.55	$1.20
Benjamin Franklin Bancorp historical	(1)	(1)
Pro forma combined (reflecting the offering and the merger):
Minimum of offering range (4,250,000 shares)	0.22	0.37
Midpoint of offering range (5,000,000 shares)	0.20	0.33
Maximum of offering range (5,750,000 shares)	0.18	0.29
Maximum, as adjusted, of offering range (6,612,500 shares)	0.16	0.26
Chart Bank pro forma equivalent:
Minimum of offering range (4,250,000 shares)	0.68	1.14
Midpoint of offering range (5,000,000 shares)	0.62	1.01
Maximum of offering range (5,750,000 shares)	0.55	0.89
Maximum, as adjusted, of offering range (6,612,500 shares)	0.49	0.80

(1)	Historical per share data is not presented for Benjamin Franklin Bancorp because Benjamin Franklin Bancorp was a mutual holding company and had no shares of stock for the periods presented.

RECENT DEVELOPMENTS OF BENJAMIN FRANKLIN BANCORP

     The following tables contain certain audited and unaudited information concerning the financial position and results of operations of Benjamin Franklin Bancorp at the dates and for the periods indicated. The data as of and for the year ended December 31, 2004 are unaudited. The data as of and for the year ended December 31, 2003 are derived from Benjamin Franklin Bancorp’s audited consolidated financial statements. You should read this information in conjunction with the audited consolidated financial statements included in this document. In the opinion of management, the financial information at December 31, 2004 and for the year then ended reflects all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results for the periods included.

	At December 31,
	2004	2003
	(Dollars in thousands)
Selected Financial Condition Data:
Total assets	$517,393	$458,844
Loans, net	383,373	288,862
Investment securities	93,262	110,254
Deposits	396,516	380,257
Short-term borrowings	4,250	0
Long-term debt (1)	81,000	45,000
Retained earnings	31,327	29,301

(1)	Long-term debt includes advances from the Federal Home Loan Bank of Boston and subordinated debt. See “Business of Benjamin Franklin Bancorp—Sources of Funds—Borrowings” on page [#] .

	For the years ended
	December 31,
	2004	2003
	(Dollars in thousands)
Selected Operating Data:
Interest and dividend income	$20,795	$19,532
Interest expense	7,032	6,752

Net interest income	13,763	12,780
Provision for loan losses	620	625

Net interest income after provision for loan losses	13,143	12,155
Non-interest income	2,148	2,990
Gain (loss) on sales of securities, net	(24)	86
Non-interest expense	12,686	12,724

Income before income tax expense	2,581	2,507
Income tax expense	892	819

Net income	$1,689	$1,688

	At or for the Years
	Ended December 31,
	2004	2003
Selected Financial Ratios and Other Data:

Performance Ratios:
Return on assets (ratio of net income to average total assets)	0.34%	0.36%
Return on equity (ratio of net income to average equity)	5.59%	5.65%
Average interest rate spread (1)	2.63%	2.76%
Net interest margin (2)	3.00%	2.98%
Efficiency ratio (3)	79.09%	84.78%
Non-interest expense to average total assets	2.58%	2.73%
Average interest-earning assets to average interest bearing liabilities	123.91%	114.38%

Asset Quality Ratios:
Non-performing assets to total assets	0.07%	0.10%
Non-performing loans to total loans	0.09%	0.16%
Allowance for loan losses to non-performing loans	940.56%	544.92%
Allowance for loan losses to total loans	0.82%	0.87%

Capital Ratios:
Equity to total assets at end of period	6.05%	6.39%
Average equity to average assets	6.13%	6.42%
Risk-based capital ratio (bank only) at end of period	12.26%	13.94%

Other Data:
Number of full service offices	6	6

(1)	The average interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted- average cost of interest-bearing liabilities for the period.

(2)	The net interest margin represents net interest income as a percent of average interest-earning assets for the period.’

(3)	The efficiency ratio represents non-interest expense for the period minus expenses related to the amortization of intangible assets divided by the sum of net interest income (before the loan loss provision) plus non-interest income (excluding net gains (losses) on sale of bank assets).

Comparison of Financial Condition At December 31, 2004 and December 31, 2003

     Total Assets. Total assets increased by $58.5 million, or 12.8%, from $458.8 million at December 31, 2003 to $517.4 million at December 31, 2004. This increase was largely the result of an increase in the loan portfolio, offset by reductions in cash, short-term investments and investment securities.

     Cash and Short-term Investments. Cash and correspondent bank balances decreased by $6.0 million to $8.7 million as of December 31, 2004 when compared to December 31, 2003. Over the same period, short-term investments, comprised of overnight fed funds sold and money market funds, decreased $15.5 million to $5.5 million at December 31, 2004. These reductions in short-term liquidity served primarily to fund increases in Benjamin Franklin Bank’s loan portfolio.

     Securities. The investment portfolio totaled $93.3 million at December 31, 2004, a decrease of $17.0 million, or 15.4%, from $110.3 million at December 31, 2003. This reduction, caused by net pay-downs in mortgage-backed securities totaling $25.4 million, offset by increases in holdings of U.S. federal agency securities and corporate bonds totaling $3.7 million and $5.0 million, respectively, was used to fund growth in Benjamin Franklin Bank’s loan portfolio.

     Net Loans. Net loans as of December 31, 2004 were $383.4 million, an increase of $94.5 million, or 32.7%, over net loan balances of $288.9 million as of December 31, 2003. Loan growth occurred in most product categories, including residential mortgage loans ($69.0 million), commercial real estate ($17.3 million), construction ($4.7 million), and consumer ($5.0 million), offset by a decline in commercial business loans ($1.2 million). The significant growth in residential mortgage loans can be attributed to the attractive rates offered on adjustable-rate mortgages and 15-year bi-weekly mortgage loans.

     Deposits. Deposits increased by $16.3 million to $396.5 million at December 31, 2004, an increase of 4.3% over balances of $380.3 million at December 31, 2003. The largest increases came in certificates of deposit ($13.9 million), money market accounts ($3.1 million) and demand accounts ($2.0 million), offset by a decline in checking accounts ($2.2 million). The deposit increases overall were the result of Benjamin Franklin Bank’s continued marketing and promotional efforts in its market area, including efforts to remain competitive in all of its deposit product offerings.

     Borrowed Funds. Funds borrowed from the Federal Home Loan Bank of Boston increased by $40.3 million to $76.3 million at December 31, 2004, a 111.9% increase over balances of $36.0 million as of December 31, 2003. These additional funds were borrowed in order to fund the continued growth in the Bank’s loan portfolio during the year ended December 31, 2004. The $9.0 million balance in subordinated debt remained unchanged from December 31, 2003 to December 31, 2004.

     Retained Earnings. Retained earnings increased by $2.0 million to $31.3 million at December 31, 2004, an increase of 6.9% from a balance of $29.3 million as of December 31, 2003. This change was the result of net income for the year of $1.7 million and a decline of $365,000 in the net unrealized loss on marketable securities.

Comparison of Operating Results For The Year Ended December 31, 2004 and December 31, 2003

     Net Income. Net income for the year ended December 31, 2004 was $1,689,000, essentially unchanged when compared to net income of $1,688,000 for 2003. A $983,000 increase in net interest income in 2004 was almost entirely offset by a decline in other income of $842,000 and a $110,000 reduction in net gains incurred on sales of securities.

     Net Interest Income. Benjamin Franklin Bancorp earned net interest income of $13.8 million and $12.8 million in the years ended December 31, 2004 and 2003, respectively. The increase between the two periods of $983,000 or 7.7%, is due to a $30.5 million, or 7.1%, increase in average interest-earning assets, and to a lesser degree to a 2 basis point, or 0.7%, increase in the net interest margin. Within earnings assets, higher-yielding loans increased on average by $67.9 million, while lower-yielding investment securities and short-term investments declined by $37.4 million on average. Within Benjamin Franklin’s funding liabilities, the mix shifted somewhat in favor of non-interest bearing accounts, which increased by $30.7 million on average. This shift was caused primarily by a change made in the Benjamin Franklin Bank’s primary checking account product in September 2003, whereby the payment of interest was eliminated.

     Interest Income. Interest income rose $1.3 million, or 6.5%, to $20.8 million for the year ended December 31, 2004 from $19.5 million for the year ended December 31, 2003. The increase was caused primarily by a $30.5 million increase in interest-earning assets, which had the effect of increasing interest income by $3.2 million. Loans increased on average by $67.9 million, offset by decreases in the average balances of investment securities ($15.4 million) and short-term investments ($21.9 million). Despite the fact that the average yield on loans declined from 5.74% for the year ended December 31, 2003 to 5.12%

for the same period in 2004, the overall yield on interest earning assets remained almost unchanged at 4.56% and 4.53% for 2003 and 2004, respectively, due to the change in the mix of interest earning assets.

     Interest Expense. Interest expense for the year ended December 31, 2004 increased by $280,000, or 4.1%, to $7.0 million as compared to interest expense of $6.8 million for the year ended December 31, 2003. The effect a 10 basis point, or 5.6%, increase in the average rates paid on interest-bearing liabilities was offset in part by an increase in non-interest-bearing liabilities, which grew by an average of $30.7 million in the 2004. The increase in non-interest-bearing liabilities was primarily due to a change made in the Benjamin Franklin Bank’s primary checking account product, which was converted to a non-interest bearing account in September 2003.

     Provision for Loan Losses. Benjamin Franklin records a provision for loan losses as a charge to its earnings when necessary in order to maintain the allowance for loan losses at a level sufficient to absorb potential losses inherent in the loan portfolio. Refer to “Business of Benjamin Franklin Bancorp—Asset Quality” on page [#] for additional information about Benjamin Franklin’s methodology for establishing its allowance for loan losses. Benjamin Franklin recorded $620,000 and $625,000 in loan loss provisions during the years ended December 31, 2004 and 2003, respectively. Provisions in both years were reflective of growth in the loan portfolio, and in the case of the 2003 period, the recording of net charge-offs of $414,000. In 2004, net recoveries of $29,000 were realized. At December 31, 2004, the allowance for loan losses totaled $3.2 million, or 0.82% of the loan portfolio, compared to $2.5 million, or 0.87%, of total loans at December 31, 2003.

     Non-interest Income. Non-interest income for the year ended December 31, 2004 declined to $2.1 million, a reduction of $952,000, or 31.0%, when compared to non-interest income of $3.1 million during the year ended December 31, 2003. An $852,000 decline in gains on loan sales, a $110,000 decrease in gains on sales of securities, an $82,000 reduction in loan servicing fees and a $46,000 reduction in deposit service fees were partially offset by an additional $111,000 in miscellaneous income and a $27,000 increase in income earned on bank-owned life insurance. The decline in gain on loan sales was attributable to the rise in market interest rates in 2004, which in turn caused a decline in the origination of fixed rate residential mortgage loans that the Bank typically sells at a small gain in the secondary market. Loan servicing fee income was also negatively affected by the reduction in fixed rate loan originations sold with servicing rights retained. The increase in miscellaneous income in the 2004 period was primarily attributable to an increase in fees earned on investment product sales, brought about by the addition of a second sales representative in the fourth quarter of 2003.

     Non-interest Expense. Non-interest expense was essentially unchanged at $12.7 million for the years ended 2004 and 2003. Reductions in occupancy and equipment costs, and professional fees were offset by an increase in salaries and employee benefits.

     Salaries and employee benefits expenses increased $820,000, or 12.3%, to $7.5 million for the year ended December 31, 2004. The increase was primarily due to normal merit increases averaging 4.5%, the addition of one senior officer position, and significantly lower deferral of loan origination costs due to a lower volume of loan originations in 2004 when compared to 2003. Occupancy and equipment expenses declined $378,000, or 21.1%, to $1.4 million for the year ended December 31, 2004. Most of this reduction was attributable to a decline in depreciation expense associated with branch-related capital expenditures made five years earlier. Professional fees decreased $611,000, or 62.0%, to $374,000 for the year ended December 31, 2004, due primarily to a decline in legal costs and loan origination expenses.

     Income Taxes. Income tax expense was $892,000 for the year ended December 31, 2004, an increase of $73,000, or 8.9%, compared to $819,000 for the year ended December 31, 2003. The effective tax rates for the 2004 and 2003 years were 34.6% and 32.7%, respectively, and the increase was due to additional income in Benjamin Franklin Bank which is taxed at a higher rate for state tax purposes, and capital losses in 2004 for which Benjamin Franklin Bank received no tax benefit.

RECENT DEVELOPMENTS OF CHART BANK

     The following tables contain certain audited and unaudited information concerning the financial position and results of operations of Chart Bank at the dates and for the periods indicated. The data as of and for the year ended December 31, 2004 are unaudited. The data as of and for the year ended December 31, 2003 are derived from Chart Bank’s audited consolidated financial statements. You should read this information in conjunction with the audited consolidated financial statements included in this document. In the opinion of management, the financial information at December 31, 2004 and for the year then ended reflects all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results for the periods included.

	At December 31,
	2004	2003
	(Dollars in thousands)
Selected Financial Condition Data:
Total assets	$258,321	$209,854
Loans, net	176,511	139,890
Investment securities	36,117	29,369
Deposits	208,683	175,801
Borrowings	31,000	15,930
Stockholders’ equity	17,765	17,399

	For the years ended
	December 31,
	2004	2003
	(Dollars in thousands)
Selected Operating Data:
Interest and dividend income	$10,984	$10,091
Interest expense	3,772	3,452

Net interest income	7,212	6,639
Provision for loan losses	120	120

Net interest income after provision for loan losses	7,092	6,519
Non-interest income	2,629	2,665
Non-interest expense	7,782	6,406

Income before income tax provision	1,939	2,778
Income tax provision	955	1,076

Net income	$984	$1,702

	At or for the Years
	Ended December 31,
	2004	2003
Selected Financial Ratios and Other Data:

Performance Ratios:
Return on assets (ratio of net income to average total assets)	0.41%	0.83%
Return on equity (ratio of net income to average equity)	5.51%	10.28%
Average interest rate spread (1)	3.44%	3.83%
Net interest margin (2)	3.56%	3.96%
Efficiency ratio (3)	80.07%	70.09%
Non-interest expense to average total assets	3.22%	3.13%
Average interest-earning assets to average interest bearing liabilities	106.32%	106.08%
Dividend payout ratio (4)	60.61%	12.51%

Asset Quality Ratios:
Non-performing assets to total assets	0.11%	0.10%
Non-performing loans to total loans	0.16%	0.15%
Allowance for loan losses to total loans	1.00%	1.17%

Capital Ratios:
Equity to total assets at end of period	6.88%	8.29%
Average equity to average assets	7.39%	8.10%
Tier 1 risk-based capital ratio at end of period	10.80%	11.30%

Other Data:
Number of full service offices	3	3

(1)	The average interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted- average cost of interest-bearing liabilities for the period.

(2)	The net interest margin represents net interest income as a percent of average interest-earning assets for the period.

(3)	The efficiency ratio represents non-interest expense for the period divided by the sum of net interest income (before the loan loss provision) plus non-interest income (excluding net gains (losses) on sales of bank assets and deposits and loan brokerage fees).

(4)	The dividend payout ratio is calculated by dividing total dividends declared per share by net income per share for the period.

Comparison of Financial Condition at December 31, 2004 and December 31, 2003

     General. Chart Bank’s total assets increased $48.5 million, or 23.1%, to $258.3 million at December 31, 2004, compared to $209.9 million at December 31, 2003. The increase in assets was mainly attributable to a $36.6 million increase in net loans, a $6.7 million increase in securities and a $4.5 million increase in cash and cash equivalents. The growth in assets was primarily funded by an increase in deposit account balances of $32.9 million and advances from the Federal Home Loan Bank of Boston of $15.1 million.

     Net Loans. Net loans increased $36.6 million, or 26.2%, from $139.9 million at December 31, 2003 to $176.5 million at December 31, 2004, primarily as a result of increased residential mortgage loans, commercial mortgage loans and construction loans. Residential mortgage loans increased $27.0 million, or 71.7%, from $37.7 million at December 31, 2003 to $64.7 million at December 31, 2004, mainly due to additional residential mortgage loan originations primarily resulting from refinancing activity in a low interest rate environment and the purchase of $14.0 million of residential mortgage loans from another institution. Commercial mortgage loans increased $8.8 million, or 9.6%, from $91.8 million at December

31, 2003, to $100.6 million at December 31, 2004, primarily due to additional commercial mortgage originations. Construction loans increased $1.3 million, or 19.4%, from $6.5 million at December 31, 2003 to $7.8 million at December 31, 2004, primarily due to additional construction loan originations.

     Securities. Available for sale securities decreased $1.9 million, or 35.0%, from a fair value of $5.4 million at December 31, 2003 to a fair value of $3.5 million at December 31, 2004. Held to maturity securities increased $8.6 million, or 36.1%, from an amortized cost of $24.0 million at December 31, 2003 to $32.6 million at December 31, 2004. The decrease in available for sale securities and the increase in held to maturity securities primarily resulted from the reinvestment of proceeds from maturities, calls and sales of available for sale securities in held to maturity securities and an additional net increase of $6.7 million of federal agency securities, which were classified as held to maturity securities.

     Cash and Cash Equivalents. Cash and cash equivalents increased $4.5 million, or 12.9%, from $34.9 million at December 31, 2003 to $39.4 million at December 31, 2004, primarily as a result of a $6.1 million, or 22.4%, increase in the cash deployed in ATMs by CSSI from $27.0 million at December 31, 2003 to $33.1 million at December 31, 2004 and a $1.4 million increase in short-term investments, partially offset by a $2.9 million decrease in cash and due from banks, primarily resulting from fluctuations in the ordinary course of business.

     Deposits and Borrowed Funds. Deposits totaled $208.7 million at December 31, 2004, an increase of $32.9 million, or 18.7%, compared to $175.8 million at December 31, 2003. Certificates of deposit increased $25.0 million, or 39.5%, from $63.3 million at December 31, 2003 to $88.3 million at December 31, 2004. Savings and money market accounts increased $3.7 million, or 5.1%, from $72.5 million at December 31, 2003 to $76.2 million at December 31, 2004. NOW and demand deposit accounts increased $4.2 million, or 10.4%, from $40.0 million at December 31, 2003 to $44.2 million at December 31, 2004. Borrowed funds from the FHLBB increased $15.1 million, or 94.6%, from $15.9 million at December 31, 2003 to $31.0 million at December 31, 2004.

     Non-performing Assets, Delinquencies and Allowance for Loan Losses. Non-performing assets, all of which consisted loans, totaled $288,000 at December 31, 2004, compared to $213,000 at December 31, 2003, an increase of $75,000. The allowance for loan losses was $1.8 million at December 31, 2004, an increase of $126,000 from the $1.7 million recorded at December 31, 2003. The allowance for loan losses as a percentage of gross loans was 1.00% at December 31, 2004 as compared to 1.17% at December 31, 2003. The allowance for loan losses as a percentage of non-performing loans was 619% at December 31, 2004, as compared to 778% at December 31, 2003. The amount of the unallocated allowance was $114,000 at December 31, 2004, as compared to $180,000 at December 31, 2003.

     Stockholders’ Equity. Total stockholders’ equity increased $366,000, or 2.1%, to $17.8 million at December 31, 2004 compared to $17.4 million at December 31, 2003. The increase is due primarily to net income of $984,000 for the year ended December 31, 2004, partially offset by $597,000 in dividends paid to stockholders during the year ended December 31, 2004 and a reduction in accumulated other comprehensive income. The decrease in accumulated other comprehensive income was due to a reduction in the unrealized gain on securities available for sale, net of taxes of $21,000. The decline in the unrealized gain was due to the realization of $67,000, or $39,000 net of taxes, of security gains during the year ended December 31, 2004 and a higher interest rate environment reducing the fair value of Chart Bank’s fixed income portfolio.

Comparison of Operating Results for the Years Ended December 31, 2004 and 2003

     Net Income. Net income for the year ended December 31, 2004 was $984,000 compared to $1.7 million for the year ended December 31, 2003. The decrease of $718,000 was mainly the result of an increase in non interest expense of $1.4 million, primarily resulting from merger-related expenses and increases in salaries and employee benefits, partially offset by a $573,000 increase in net interest income.

     Net Interest Income. Net interest income increased $573,000, or 8.6%, to $7.2 million for 2004 compared to $6.6 million for 2003. The increase was primarily due to higher average loans and a lower cost of funds, partially offset by lower asset yields.

     Interest Income. Total interest and dividend income increased $893,000, or 8.8%, to $11.0 million for 2004 from $10.1 million for 2003. Interest income on loans increased $953,000, or 10.6%, to $9.9 million in 2004, compared to $9.0 million for 2003. The increase was due to a $30.2 million increase in the average balance of net loans outstanding partially offset by a 70 basis point decrease in the average yield on loans. The increase in loan volume and the decrease in yield were mainly due to a lower interest rate environment, additional originations primarily resulting from prepayments and refinancing activity in a low interest rate environment and the purchase of $14.0 million of residential mortgage loans from another institution during 2004 compared to 2003. Interest and dividend income from investment securities, short-term investments and other investments decreased $60,000, or 5.4%, to $1.1 million in 2004 from $1.1 million in 2003. The decrease in income was due to a 46 basis point decrease in the average yield on these investments partially offset by a $4.6 million increase in the average balance of these investments outstanding. The lower yields on these investments resulted from a lower interest rate environment in 2004 compared to 2003.

     Interest Expense. Interest expense increased $320,000, or 9.3%, to $3.8 million for 2004 from $3.5 million for 2003. The increase was primarily due to an increase in interest-bearing liabilities of $32.3 million, or 20.4% to $190.5 million in 2004 from $158.2 million in 2003 partially offset by a decrease in the average cost of funds for interest-bearing liabilities of 20 basis points. The average cost of interest-bearing liabilities for the 2004 was 1.98% as compared to 2.18% for 2003. The decrease in the average cost of interest-bearing liabilities was primarily due to a lower interest rate environment. The higher average balance of interest-bearing liabilities for 2004 primarily resulted from a $16.3 million increase in the average balance of certificates of deposit, a $9.0 million increase in the average balances in money market/NOW accounts and a $10.7 million increase in the average balance of Federal Home Loan Bank of Boston advances, partially offset by a $3.7 million decrease in savings deposits.

     Provision for Loan Losses. The provision for loan losses was $120,000 for 2004 and 2003.

     Noninterest Income. Noninterest income was $2.6 million for 2004 as compared to $2.7 million for 2003, a decrease of $36,000, or 1.4%. The decrease in noninterest income was due primarily to a decrease in loan brokerage fees of $103,000 as more loans originated by Chart Bank were for its own portfolio and a decrease in customer service fees of $117,000 due to a reduction in service fees on deposit accounts that was instituted in the fourth quarter of 2003, partially offset by increases in revenues from net gain on sales and redemptions of securities of $61,000 and ATM service contract fees of $128,000.

     Noninterest Expense. Noninterest expense increased $1.4 million, or 21.5%, from $6.4 million for 2003 to $7.8 million for 2004. The increase in noninterest expense from the prior year was primarily due to merger-related expenses of $637,000 and increases in expenses relating to salaries and employee benefits of $532,000, data processing of $189,000 due to added volume and new services offered, advertising and marketing expenses of $98,000, legal fees of $27,000 and audit and exam related costs of

$16,000, partially offset by decreases in telephone costs of $42,000, stationary and supplies costs of $28,000, and occupancy and equipment expenses of $34,000 as certain assets became fully depreciated.

     Provision for Income Taxes. The provision for income taxes decreased $121,000 from $1.1 million for 2003 to $955,000 for 2004. The effective tax rate for 2004 increased to 49.3% from 38.7% in the prior year, primarily due to merger-related expenses that are not deductible for tax purposes.

RISK FACTORS

     Please consider the following risk factors, in addition to those you may find elsewhere in this proxy statement/prospectus, in evaluating an investment in the Benjamin Franklin Bancorp common stock.

Benjamin Franklin Bancorp’s Financial Success Depends In Part On The Success Of Its Acquisition of Chart Bank.

     The future operating performance of Benjamin Franklin Bancorp will depend, in part, on the success of the merger with Chart Bank, which will be the largest merger Benjamin Franklin Bancorp has consummated. The success of the merger will, in turn, depend on a number of factors, including Benjamin Franklin Bancorp’s ability to:

•	integrate into Benjamin Franklin Bank the operations and branches of Chart Bank,

•	retain Chart Bank’s deposits and customers,

•	control future non-interest expenses in a manner that enables Benjamin Franklin Bancorp to improve its overall operating efficiencies, and

•	retain and integrate key personnel of Chart Bank into Benjamin Franklin Bancorp’s operations, particularly those with specialized expertise in the CSSI ATM management business.

     Integration of Chart Bank into Benjamin Franklin Bank following the merger will require the dedication of the time and resources of Benjamin Franklin Bancorp’s management and may temporarily distract management’s attention from Benjamin Franklin Bancorp’s day-to-day business. No assurance can be given that Benjamin Franklin Bancorp will successfully integrate Chart Bank’s operations into its own, or that Benjamin Franklin Bancorp will achieve anticipated benefits of the merger or achieve earnings results in the future similar to those we, or Benjamin Franklin Bancorp, have achieved in the past. Further, no assurance can be given that Benjamin Franklin Bancorp will effectively manage any growth resulting from the merger.

Benjamin Franklin Bank’s Commercial Real Estate, Construction And Commercial Business Loans May Expose It To Increased Credit Risks, And This Risk Will Increase If Benjamin Franklin Bancorp Succeeds In Increasing These Types Of Loans.

     Benjamin Franklin Bank’s residential real estate loans represent a smaller proportion of its loan portfolio than the average for savings institutions in New England. As of September 30, 2004, commercial real estate, construction and commercial business loans represented 28.9% of Benjamin Franklin Bancorp’s loan portfolio. This percentage would have been 39.9% on a pro forma basis as of that date with the acquisition of Chart Bank, and Benjamin Franklin Bancorp intends to grow commercial real estate and commercial business loans further as a proportion of its portfolio over the next several years. Construction loans, while they are not likely to increase as a percentage of total loans, are expected to increase in absolute terms in line with the overall growth in Benjamin Franklin Bancorp’s loan portfolio. In general, construction loans, commercial real estate loans and commercial business loans generate higher returns, but also pose greater credit risks, than do owner-occupied residential mortgage loans. As Benjamin Franklin Bancorp’s various commercial loan portfolios increase, the corresponding risks and potential for losses from these loans may also increase.

     The repayment of construction and commercial real estate loans depends on the business and financial condition of borrowers and, in the case of construction loans, on the economic viability of projects financed. A number of Benjamin Franklin Bancorp borrowers have more than one construction or commercial real estate loan outstanding with Benjamin Franklin Bancorp. Further, these loans are concentrated primarily in Eastern Massachusetts. Economic events and changes in government regulations, which Benjamin Franklin Bancorp and its borrowers cannot control, could have an adverse impact on the cash flows generated by properties securing Benjamin Franklin Bancorp’s construction and commercial real estate loans and on the values of the properties securing those loans. Commercial properties tend to decline in value more rapidly than residential owner-occupied properties during economic recessions. Benjamin Franklin Bancorp held $104.3 million in construction and commercial real estate loans in its loan portfolio as of September 30, 2004 representing 27.6% of total loans on that date. On a pro forma basis on that date, assuming that the merger with Chart Bank had been completed, Benjamin Franklin Bancorp would have had $212.2 million of these loans in its portfolio representing 38.3% of total loans.

     Benjamin Franklin Bancorp makes both secured and some short-term unsecured commercial business loans, holding $5.0 million of these loans in its loan portfolio as of September 30, 2004, representing 1.3% of total loans on that date. On a pro forma basis on that date, assuming that the merger with Chart Bank had been completed, Benjamin Franklin Bancorp would have had $9.1 million of commercial business loans in its portfolio, representing 1.6% of total loans. Repayment of both secured and unsecured commercial business loans depends substantially on borrowers’ underlying business, financial condition and cash flows. Unsecured loans generally involve a higher degree of risk of loss than do secured loans because, without collateral, repayment is wholly dependent upon the success of the borrowers’ businesses. Secured commercial business loans are generally collateralized by equipment, leases, inventory and accounts receivable. Compared to real estate, that type of collateral is more difficult to monitor, its value is harder to ascertain, it may depreciate more rapidly and it may not be as readily saleable if repossessed.

Benjamin Franklin Bancorp’s Continuing Concentration Of Loans In Its Primary Market Area May Increase Risk.

     Benjamin Franklin Bancorp’s success depends primarily on the general economic conditions in the counties in which it conducts business, and in the Boston metropolitan area in general. Unlike larger banks that are more geographically diversified, Benjamin Franklin Bancorp provides banking and financial services to customers primarily in Norfolk and Worcester Counties, Massachusetts, southwest of Boston, and to lesser degree in Middlesex and Suffolk Counties, which include the City of Boston and areas east of Boston. Following its proposed acquisition of Chart Bank, Benjamin Franklin Bancorp will expand its presence in Middlesex and Suffolk Counties. The local economic conditions in Benjamin Franklin Bancorp’s market area have a significant impact on its loans, the ability of the borrowers to repay these loans and the value of the collateral securing these loans. A significant decline in general economic conditions caused by inflation, recession, unemployment or other factors beyond Benjamin Franklin Bancorp’s control would affect these local economic conditions and could adversely affect its financial condition and results of operations. Additionally, because Benjamin Franklin Bancorp has a significant amount of commercial real estate loans, decreases in tenant occupancy may also have a negative effect on the ability of many of its borrowers to make timely repayments of their loans, which would have an adverse impact on Benjamin Franklin Bancorp’s earnings.

Benjamin Franklin Bancorp’s Return On Equity May Initially Be Low Compared To Other Financial Institutions. A Low Return Could Lower The Trading Price Of Benjamin Franklin Bancorp’s Common Stock.

     Net income divided by average equity, known as “return on equity,” is a ratio many investors use to compare the performance of a financial institution to its peers. Benjamin Franklin Bancorp’s return on equity may be reduced due to the expenses it will incur in pursuing its growth strategies, the costs of being a public company and added expenses associated with its employee stock ownership plan and planned stock-based incentive plan. The increase in Benjamin Franklin Bancorp’s core deposit intangible asset created by the Chart Bank acquisition will also have a negative impact on its return on equity, and if its periodic evaluation of the goodwill created by the Chart Bank acquisition results in a determination of impairment, Benjamin Franklin Bancorp would be required to reduce its carrying value through a charge to earnings. Until Benjamin Franklin Bancorp can increase its net interest income and non-interest income, it expects its return on equity to be below the industry average for public thrifts, which may negatively affect the value of its common stock. At the midpoint of the offering range, pro forma return on equity is estimated to be 2.43% compared to Benjamin Franklin Bancorp’s comparable peer group return on equity of 9.38%.

Benjamin Franklin Bancorp May Have Difficulty Meeting Its Branch Expansion Goals, And its Branch Expansion Strategy May Not Be Accretive To Earnings.

     Benjamin Franklin Bancorp’s growth plans include the opening of new branch offices in communities located between the Benjamin Franklin Bank and Chart Bank franchises as well as in other communities contiguous to those currently served by Benjamin Franklin Bank. Benjamin Franklin Bank’s ability to establish new branches will depend upon whether it can identify suitable sites and negotiate acceptable lease or purchase and sale terms, and it may not be able to do so, or it may take longer than expected. Moreover, once Benjamin Franklin Bank establishes a new branch, numerous factors will contribute to its performance, such as a suitable location, qualified personnel and an effective marketing strategy. Additionally, it takes time for a new branch to gather significant loans and deposits to generate enough income to offset its expenses, some of which, like salaries and occupancy expense, are relatively fixed costs. There can be no assurance that Benjamin Franklin Bank’s branch expansion strategy will be accretive to its earnings, or that it will be accretive to earnings within a reasonable period of time.

Strong Competition Within Benjamin Franklin Bancorp’s Market Area May Limit Its Growth And Profitability.

     Benjamin Franklin Bancorp faces significant competition both in attracting deposits and in the origination of loans. See “Business of Benjamin Franklin Bancorp— Market Area and Competition” on page [#]. Savings banks, credit unions, savings and loan associations and commercial banks operating in Benjamin Franklin Bancorp’s primary market area have historically provided most of its competition for deposits. In addition, and particularly in times of high interest rates, Benjamin Franklin Bancorp faces additional and significant competition for funds from money-market mutual funds and issuers of corporate and government securities. Competition for the origination of real estate and other loans comes from other thrift institutions, commercial banks, insurance companies, finance companies, other institutional lenders and mortgage companies. Many of Benjamin Franklin Bancorp’s competitors have substantially greater financial and other resources. Moreover, Benjamin Franklin Bancorp may face increased competition in the origination of loans if competing thrift institutions convert to stock form, because such converting thrifts would likely seek to invest their new capital into loans. Finally, credit unions do not pay federal or state income taxes and are subject to fewer regulatory constraints than savings banks and as a result, they may enjoy a competitive advantage over Benjamin Franklin Bancorp. This advantage places significant competitive pressure on the prices of Benjamin Franklin Bancorp’s loans and deposits.

Benjamin Franklin Bancorp’s Ability to Grow May Be Limited if It Cannot Make Acquisitions.

     In an effort to increase its loan and deposit growth, Benjamin Franklin Bancorp will continue to seek to expand its banking franchise, including through acquisitions of other financial institutions or branches if opportunities arise. Benjamin Franklin Bancorp’s ability to grow through selective acquisitions of other financial institutions or branches will depend on successfully identifying, acquiring and integrating them. Benjamin Franklin Bancorp competes with other financial institutions with respect to proposed acquisitions. Benjamin Franklin Bancorp cannot assure you that it will be able to identify attractive acquisition candidates or make acquisitions on favorable terms. In addition, Benjamin Franklin Bancorp cannot assure you that it can successfully integrate any acquired financial institutions or branches into its banking organization in a timely or efficient manner, that Benjamin Franklin Bancorp will be successful in retaining existing customer relationships or that Benjamin Franklin Bancorp can achieve anticipated operating efficiencies.

Changes in Market Interest Rates Could Adversely Affect Benjamin Franklin Bancorp’s Financial Condition and Results of Operations.

     Benjamin Franklin Bancorp’s profitability, like that of most financial institutions, depends to a large extent upon its net interest income, which is the difference, or spread, between Benjamin Franklin Bancorp’s gross interest income on interest-earning assets, such as loans and securities, and its interest expense on interest-bearing liabilities, such as deposits and borrowed funds. Accordingly, Benjamin Franklin Bancorp’s results of operations and financial condition depend largely on movements in market interest rates and its ability to manage its interest-rate-sensitive assets and liabilities in response to these movements, including adjustable-rate mortgage loans, which represent the largest portion of Benjamin Franklin Bancorp’s residential loan portfolio. Changes in interest rates could have a material adverse effect on Benjamin Franklin Bancorp’s business, financial condition, results of operations and cash flows. Because, as a general matter, Benjamin Franklin Bancorp’s interest-bearing liabilities re-price or mature more quickly than its interest-earning assets, an increase in interest rates generally would result in a decrease in its interest rate spread and net interest income. See “Management’s Discussion and Analysis of Benjamin Franklin Bancorp—Financial Condition and Results of Operations—Quantitative and Qualitative Disclosure About Risk Management” on page [#].

     Changes in interest rates also affect the value of Benjamin Franklin Bancorp’s interest-earning assets, including, in particular, the value of its investment securities portfolio. Generally, the value of investment securities fluctuates inversely with changes in interest rates. At September 30, 2004, Benjamin Franklin Bancorp’s securities portfolio totaled $101.6 million, including $94.4 million of securities available for sale. Unrealized gains and losses on securities available for sale are reported as a separate component of surplus, net of related taxes. Decreases in the fair value of securities available for sale therefore would have an adverse affect on Benjamin Franklin Bancorp’s stockholders’ equity. See “Business of Benjamin Franklin Bancorp—Investment Activities” on page [#].

     Benjamin Franklin Bancorp is also subject to reinvestment risk relating to interest rate movements. Decreases in interest rates can result in increased prepayments of loans and mortgage-related securities, as borrowers refinance to reduce their borrowing costs. Under these circumstances, Benjamin Franklin Bancorp is subject to reinvestment risk to the extent that it is not able to reinvest funds from such prepayments at rates that are comparable to the rates on the prepaid loans or securities. On the other hand, increases in interest rates on adjustable-rate mortgage loans result in larger mortgage payments due from borrowers, which could potentially increase Benjamin Franklin Bancorp’s level of loan delinquencies and defaults.

The Issuance of Additional Shares May Dilute Your Ownership Interest.

     The exact number of shares of common stock to be issued in the stock offering related to Benjamin Franklin Bancorp’s conversion from mutual to stock form will not be determined until RP Financial, LC. updates its appraisal immediately prior to the completion of the offering. However, in general, the higher the number of shares of common stock issued in the offering, the lower Benjamin Franklin Bancorp’s pro forma net income per share and pro forma stockholders’ equity per share, and the higher the purchase price of a share of Benjamin Franklin Bancorp’s common stock as a percentage of pro forma stockholders’ equity per share and as a multiple of net income per share. Due to the intangibles (goodwill and core deposit value) created from the acquisition of Chart Bank, Benjamin Franklin Bancorp’s pro forma tangible stockholders’ equity per share increases with a higher number of common shares issued, and therefore the purchase price of a share of Benjamin Franklin Bancorp’s common stock as a percentage of pro forma stockholders’ tangible equity per share decreases. See “Pro Forma Data—Pro Forma Unaudited Financial Statements Giving Effect to Conversion and Acquisition” on page [#].

Relatively High Price to Pro Forma Tangible Stockholder’s Equity May Negatively Affect After-Market Stock Performance Compared with Other Recently Converted Institutions.

     Chart Bank stockholders should be aware that, as a result of the relatively high ratio of the purchase price of a share of Benjamin Franklin Bancorp’s common stock to pro forma tangible stockholders’ equity per share, the after-market performance of Benjamin Franklin Bancorp’s common stock may be less favorable during the period immediately following the conversion than the price performance of common stock sold in recent mutual-to-stock conversions.

     The 3.075 exchange ratio for the Chart Bank common stock in the merger was determined by dividing $30.75 (the value of the per share merger consideration) by $10.00, which is the per share price at which shares are being sold in Benjamin Franklin Bancorp’s conversion stock offering. This $10.00 purchase price of a share of Benjamin Franklin Bancorp’s common stock as a percentage of pro forma tangible stockholders’ equity per share ranges from 132.63%, assuming the sale of shares in the offering at the minimum of the estimated offering range, to 128.21% at the maximum, as adjusted, of the estimated offering range, taking into consideration the shares to be issued to the Chart Bank stockholders in the merger. This ratio exceeds by a significant amount the comparable ratios with respect to common stock sold in standard mutual-to-stock conversions to date that do not also involve acquisitions of other financial institutions. The purchase price of a share of Benjamin Franklin Bancorp’s common stock as a percentage of pro forma stockholders’ equity per share ranges from 78.31% at the minimum of the estimated offering range to 83.40% at the maximum, as adjusted, of the estimated offering range, taking into consideration the shares to be issued to the Chart Bank stockholders in the merger. This ratio is consistent with the comparable ratios with respect to common stock sold in standard mutual-to-stock conversions to date that do not also involve acquisitions of other financial institutions. The ratios of purchase price to pro forma tangible stockholders’ equity and of purchase price to pro forma stockholders’ equity are also consistent with or in excess of the comparable ratios of the two recent conversions involving acquisitions of other financial institutions: NewAlliance Bancshares, Inc. converted with a pro forma price to tangible stockholders’ equity ratio of 123.9% and a pro forma price to stockholders’ equity ratio of 80.3%; and KNBT Bancorp, Inc. converted with a pro forma price to tangible stockholders’ equity ratio of 90.3% and a pro forma price to stockholders’ equity ratio of 79.8%. Although the common stock of those companies experienced significant market appreciation immediately following the offerings, and both stocks continue to trade well above the initial offering price, there can be no assurance that Benjamin Franklin Bancorp’s common stock will not trade below $10.00 per share, as has been the case for some converted mutual institutions, including some institutions that have recently converted. The increase in any particular company’s stock price is subject to various factors, including the amount of proceeds a company raises, the market in which it operates and the quality of management and management’s ability to deploy the conversion proceeds. In addition, stock prices may be affected by general market conditions, the interest rate environment, the market for financial institutions, merger or takeover transactions, the presence of professional and other investors who purchase stock on speculation, as well as other unforeseeable events not necessarily in the control of management. Finally, those transactions occurred primarily during a falling interest rate environment, during which time the market for financial institution stocks typically increases. If interest rates rise, Benjamin Franklin Bancorp’s net interest income and the value of its assets could be reduced, which could negatively affect its stock price.

Benjamin Franklin Bancorp’s Stock-Based Benefit Plans Will Increase Its Costs, Which Will Reduce Its Income.

     Benjamin Franklin Bancorp has adopted an employee stock ownership plan, and it expects to adopt a stock-based incentive plan after the conversion, subject to stockholder approval. The allocation to employees of shares under the employee stock ownership plan and the granting of restricted stock awards and stock options under the stock-based incentive plan will increase Benjamin Franklin Bancorp’s future compensation costs, thereby reducing its earnings. Based on the assumptions set forth on the introductory page of “Management’s Discussion and Analysis of Benjamin Franklin Bancorp” on page [#], Benjamin Franklin Bancorp estimates that this increased compensation expense will be an annual amount of $187,000, $561,000 and $540,000 for the employee stock ownership plan, restricted stock awards and stock option grants, respectively, for the period during which the benefits are allocated to employees (in the case of the employee stock ownership plan) or vest (in the case of restricted stock awards and option grants under the stock-based incentive plan). One of the assumptions on which these estimates are based is that the shares of common stock have a fair market value of $10.00 per share for the period during which the benefits are allocated or vest. If, in the future, the shares of common stock have a fair market value greater than $10.00 per share, the annual compensation expense attributable to these plans will increase accordingly.

The Implementation of Benjamin Franklin Bancorp’s Stock-Based Benefit Plans Will Dilute Your Ownership Interest in Benjamin Franklin Bancorp.

     Benjamin Franklin Bancorp expects to adopt a stock-based incentive plan following the conversion, subject to stockholder approval, and such plan could dilute the voting rights of Benjamin Franklin Bancorp’s stockholders. Federal and state banking regulations allow Benjamin Franklin Bancorp’s Board of Directors, and the Benjamin Franklin Bancorp Board may decide, to adopt one or more stock plans for the benefit of its employees, officers and directors. See “Management of Benjamin Franklin Bancorp and Benjamin Franklin Bank—Benefit Plans—Stock-Based Incentive Plan” on page [#]. This stock-based incentive plan will be funded either through open market purchases, if permitted, or from the issuance of authorized but unissued shares of common stock of Benjamin Franklin Bancorp. While Benjamin Franklin Bancorp’s intention is to fund this plan through open market purchases, stockholders will experience a reduction or dilution in ownership interest of approximately 12.9% (approximately 9.1% dilution for stock options and approximately 3.8% dilution for restricted stock awards) in the event newly issued shares are used to fund stock options and stock awards made under this plan.

The Contribution of Shares to the Benjamin Franklin Bank Charitable Foundation Will Dilute Your Ownership Interests in Benjamin Franklin Bancorp and Adversely Affect Benjamin Franklin Bancorp’s Net Income in 2005.

     Benjamin Franklin Bancorp will make a contribution to the Benjamin Franklin Bank Charitable Foundation of 8.0% of the shares actually sold in the Benjamin Franklin Bancorp offering, up to a maximum of 400,000 shares of common stock, valued at the $10 offering price. Stockholders of Benjamin Franklin Bancorp will have their ownership and voting interests in Benjamin Franklin Bancorp diluted by up to 7.4% and 6.5% at the minimum and maximum, respectively, of the offering range.

     This contribution will have a material adverse effect on Benjamin Franklin Bancorp’s reported net income for the quarter and year in which the contribution to the Benjamin Franklin Bank Charitable Foundation is made. Assuming that the contribution will be fully deductible, the after-tax expense of the contribution will reduce net income that Benjamin Franklin Bancorp reports in its 2005 fiscal year by approximately $2.6 million, assuming the foundation is funded with 400,000 shares. If the contribution is determined to be less than fully deductible, then the after-tax expense recorded in that quarter could be a maximum of $4.0 million.

     Benjamin Franklin Bancorp believes that its contribution to the Benjamin Franklin Bank Charitable Foundation should be deductible for federal income tax purposes. However, Benjamin Franklin Bancorp does not have any assurance that the IRS will grant tax-exempt status to the Benjamin Franklin Bank Charitable Foundation. If the contribution is not deductible, Benjamin Franklin Bancorp would not receive any tax benefit from the contribution. In addition, even if the contribution is tax deductible, Benjamin Franklin Bancorp may not have sufficient profits to be able to fully use the deduction over the six years allowed. For additional discussion, see “The Mutual to Stock Conversion and Related Stock Offering—Establishment of the Benjamin Franklin Bank Charitable Foundation” on page [#].

Benjamin Franklin Bancorp Has Never Issued Stock and Cannot Guarantee That An Active Trading Market Will Develop.

     As a mutual institution, Benjamin Franklin Bancorp has never issued capital stock and, consequently, there is currently no existing market for Benjamin Franklin Bancorp’s common stock. Benjamin Franklin Bancorp has applied for, and expects to receive, approval to have Benjamin Franklin Bancorp’s common stock quoted on the Nasdaq National Market under the symbol “BFBC” subject to the completion of the conversion and compliance with initial listing conditions, including the presence of at least three market makers.

     A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, the presence of which is dependent upon the individual decisions of buyers and sellers over which neither Benjamin Franklin Bancorp nor any market maker has control. Accordingly, there can be no assurance that an active and liquid trading market for Benjamin Franklin Bancorp’s common stock will develop or that, if developed, it will continue. The failure of an active and liquid trading market to develop would likely have a material adverse effect on the value of the Benjamin Franklin Bancorp’s common stock. In addition, no assurance can be given that a Chart Bank stockholder will be able to resell Benjamin Franklin Bancorp’s common stock at or above the $10 price used in the calculation of the exchange ratio for the merger. See “Market for The Common Stock” on page [#].

Benjamin Franklin Bancorp’s Stock Value May Suffer From Anti-Takeover Provisions That May Impede Potential Takeovers.

     Benjamin Franklin Bancorp’s governing statute, and its articles and by-laws, contain provisions (sometimes known as “anti-takeover” provisions) that may impede efforts to acquire Benjamin Franklin Bancorp, or stock purchases in furtherance of an acquisition, even though acquisition efforts or stock purchases might otherwise have a favorable effect on the price of Benjamin Franklin Bancorp’s common stock. Those provisions will also make it more difficult to remove Benjamin Franklin Bancorp’s board and management. The Massachusetts Business Corporation Act provides for staggered directors’ terms, limits the stockholders’ ability to remove directors and empowers only the directors to fill board vacancies. Even if Benjamin Franklin Bancorp’s board elects to opt out of these statutory provisions, its articles or organization contain similar provisions. Benjamin Franklin Bancorp’s articles of organization and by-laws also provide for, among other things, restrictions on the acquisition of more than 10.0% of its outstanding voting stock for a period of five years after completion of the conversion, and approval of certain actions, including certain business combinations, by specified percentages of its “disinterested directors” (as defined in the articles or organization) or by specified percentages of the shares outstanding and entitled to vote. The articles of organization also authorize the Benjamin Franklin Bancorp Board of Directors to issue shares of preferred stock, the rights and preferences of which may be designated by the Benjamin Franklin Bancorp Board, without the approval of Benjamin Franklin Bancorp’s stockholders. The articles also establish supermajority voting requirements for amendments to the articles or organization and by-laws, limit Benjamin Franklin Bancorp’s stockholders’ ability to call special meetings of Benjamin Franklin Bancorp stockholders, and impose advance notice provisions on Benjamin Franklin Bancorp’s stockholders’ ability to nominate directors or to propose matters for consideration at Benjamin Franklin Bancorp stockholder meetings.

     Benjamin Franklin Bancorp’s employee stock ownership plan, which expects to purchase 8.0% of the shares issued in the conversion offering, contains provisions that permit participating Benjamin Franklin Bancorp employees to direct the voting of shares held in the employee stock ownership plan, and those provisions may have anti-takeover effects.

     The Benjamin Franklin Bank Charitable Foundation will be funded with up to 400,000 shares of Benjamin Franklin Bancorp’s common stock, approximately 5.1% of the shares issued and outstanding after the Benjamin Franklin Bancorp conversion (at the midpoint of the valuation range), including shares issued to the Chart Bank stockholders in the merger. The Benjamin Franklin Bank Charitable Foundation’s Board of Directors will consist of current directors of Benjamin Franklin Bancorp.

     For more information about the anti-takeover effects of Benjamin Franklin Bancorp’s articles or organization and by-laws, the Benjamin Franklin Bancorp employee stock ownership plan and certain federal and state regulations and laws, see “Restrictions on Acquisition of Benjamin Franklin Bancorp and Benjamin Franklin Bank” on page [#].

Risks Related To Prior Auditors Of Benjamin Franklin Bancorp

     Arthur Andersen LLP, which audited the financial statements included in this proxy statement/prospectus of Benjamin Franklin Bancorp for the year ended December 31, 2001, was convicted on June 15, 2002 of federal obstruction of justice arising from the government’s investigation of Enron Corp. As it has ceased operations, Arthur Andersen LLP has not consented to include in this proxy statement/prospectus their report on the financial statements of Benjamin Franklin Bancorp for the year ended December 31, 2001. Under Section 11 of the Securities Act of 1933, investors may have no effective remedy against Arthur Andersen LLP in connection with a material misstatement or omission in the 2001 financial statements of Benjamin Franklin Bancorp included in this proxy statement/prospectus.

FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements, which can be identified by the use of such words as estimate, project, believe, intend, anticipate, plan, seek, expect and similar expressions. These forward-looking statements include:

•	statements of Benjamin Franklin Bancorp’s and its goals, intentions and expectations;

•	statements regarding Benjamin Franklin Bancorp’s business plans and prospects and growth and operating strategies;

•	statements regarding the asset quality of Benjamin Franklin Bancorp’s loan and investment portfolios; and

•	estimates of Benjamin Franklin Bancorp’s risks and future costs and benefits.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, the following important factors that could affect the actual outcome of future events:

•	Benjamin Franklin Bancorp’s ability to consummate the acquisition of Chart Bank;

•	Benjamin Franklin Bancorp’s ability to integrate successfully the merger of Chart Bank with Benjamin Franklin Bank;

•	Benjamin Franklin Bancorp’s ability to enter new markets successfully and take advantage of growth opportunities;

•	significantly increased competition among depository and other financial institutions;

•	inflation and changes in the interest rate environment that reduce Benjamin Franklin Bancorp’s margins or reduce the fair value of financial instruments;

•	general economic conditions, either nationally or in Benjamin Franklin Bancorp’s and Chart Bank’s market areas, that are worse than expected;

•	adverse changes in the securities markets;

•	legislative or regulatory changes that adversely affect Benjamin Franklin Bancorp’s and Chart Bank’s business;

•	changes in consumer spending, borrowing and savings habits;

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board and the Public Company Accounting Oversight Board; and

•	changes in Benjamin Franklin Bancorp’s organization, compensation and benefit plans; and

•	the risk factors described below.

Because of these and other uncertainties, Benjamin Franklin Bancorp’s actual future results may be materially different from the results indicated by these forward-looking statements. We discuss these and other uncertainties in “Risk Factors” beginning on page [#]. We disclaim any intent or obligation to update forward-looking statements whether in response to new information, future events or otherwise.

REGULATORY CAPITAL COMPLIANCE

     At September 30, 2004, Benjamin Franklin Bancorp and Benjamin Franklin Bank independently exceeded all their regulatory capital requirements. The following table sets forth the historical regulatory capital of Benjamin Franklin Bancorp and Benjamin Franklin Bank and the approximate pro forma regulatory capital of Benjamin Franklin Bancorp and Benjamin Franklin Bank after giving effect to the conversion and the Chart Bank acquisition, based on the assumptions set forth in the table on page [#] as to net offering proceeds and the cash cost of the Chart Bank acquisition and the employee stock ownership plan loan. The pro forma risk-based capital amounts assume the investment of the net proceeds in assets which have a risk-weight of 20.0% under applicable regulations as if such net proceeds had been received and so applied at September 30, 2004. The Federal Reserve Board has adopted capital adequacy guidelines for bank holding companies (on a consolidated basis) substantially similar to the FDIC’s capital requirements for Benjamin Franklin Bank. On a pro forma basis after completion of the conversion and the acquisition, Benjamin Franklin Bancorp’s and Benjamin Franklin Bank’s pro forma regulatory capital will exceed these requirements. See “Regulation and Supervision—Federal Regulation—Capital Requirements” on page [#].

			Pro Forma at September 30, 2004 based on (1)
	Benjamin Franklin		4,250,000 Shares		5,000,000 Shares		5,750,000 Shares		6,612,500 Shares
	Historical at		Sold @ $10 Per		Sold @ $10 Per		Sold @ $10 Per		Sold @ $10 Per
	September 30, 2004		Share		Share		Share		Share
		Percent		Percent		Percent		Percent		Percent
		of		of		of		of		of
		Assets		Assets		Assets		Assets		Assets
	Amount	(2)	Amount	(2)	Amount	(2)	Amount	(2)	Amount	(2)
	(Dollars in thousands)
Benjamin Franklin Bancorp:
Total capital shown on financial statements	$30,586	5.91%	$89,296	10.94%	$95,972	11.67%	$102,503	12.36%	$110,013	13.15%

Tier 1 leverage capital	37,281	7.42%	63,758	8.27%	70,434	9.06%	76,965	9.82%	84,475	10.67%
Tier 1 leverage requirement	20,093	4.00%	30,832	4.00%	31,099	4.00%	31,361	4.00%	31,661	4.00%

Excess capital	$17,188	3.42%	$32,926	4.27%	$39,335	5.06%	$45,604	5.82%	$52,814	6.67%

Tier 1 risk-based capital	37,281	11.71%	63,758	13.25%	70,434	14.59%	76,965	15.90%	84,475	17.40%
Tier 1 risk-based requirement	12,738	4.00%	19,254	4.00%	19,307	4.00%	19,359	4.00%	19,419	4.00%

Excess capital	$24,543	7.71%	$44,504	9.25%	$51,127	10.59%	$57,606	11.90%	$65,056	13.40%

Total risk-based capital	40,298	12.65%	68,528	14.24%	75,204	15.58%	81,735	16.89%	89,245	18.38%
Total risk-based requirement	25,476	8.00%	38,507	8.00%	38,614	8.00%	38,718	8.00%	38,839	8.00%

Excess capital	$14,822	4.65%	$30,021	6.24%	$36,590	7.58%	$43,017	8.89%	$50,406	10.38%

Footnotes on following page

			Pro Forma at September 30, 2004 based on (1)
	Benjamin Franklin		4,250,000 Shares		5,000,000 Shares		5,750,000 Shares		6,612,500 Shares
	Historical at		Sold @ $10 Per		Sold @ $10 Per		Sold @ $10 Per		Sold @ $10 Per
	September 30, 2004		Share		Share		Share		Share
		Percent		Percent		Percent		Percent		Percent
		of		of		of		of		of
		Assets		Assets		Assets		Assets		Assets
	Amount	(2)	Amount	(2)	Amount	(2)	Amount	(2)	Amount	(2)
	(Dollars in thousands)
Benjamin Franklin Bank:
Total capital shown on financial statements	$38,785	7.50%	$83,498	10.37%	$84,708	10.49%	$85,965	10.63%	$87,412	10.78%

Tier 1 leverage capital	36,481	7.27%	48,960	6.44%	50,170	6.58%	51,427	6.73%	52,874	6.90%

Tier 1 leverage requirement	20,059	4.00%	30,407	4.00%	30,481	4.00%	30,555	4.00%	30,641	4.00%

Excess capital	$16,422	3.27%	$18,553	2.44%	$19,689	2.58%	$20,872	2.73%	$22,233	2.90%

Tier 1 risk-based capital	36,481	11.50%	48,960	10.22%	50,170	10.47%	51,427	10.72%	52,874	11.01%
Tier 1 risk-based requirement	12,685	4.00%	19,158	4.00%	19,173	4.00%	19,188	4.00%	19,205	4.00%

Excess capital	$23,796	7.50%	$29,802	6.22%	$30,997	6.47%	$32,239	6.72%	$33,669	7.01%

Total risk-based capital	39,498	12.45%	53,730	11.22%	54,940	11.46%	56,197	11.72%	57,644	12.01%
Total risk-based requirement	25,371	8.00%	38,317	8.00%	38,347	8.00%	38,376	8.00%	38,411	8.00%

Excess capital	$14,127	4.45%	$15,413	3.22%	$16,593	3.46%	$17,821	3.72%	$19,233	4.01%

(1)	Pro forma capital compliance figures shown for Benjamin Franklin Bancorp and Benjamin Franklin Bank.

(2)	Adjusted total or adjusted risk-weighted assets, as appropriate. Pro forma adjusted risk-weighted assets assume that funds infused into Benjamin Franklin Bank are held in assets that carry a risk-weighting of 20.0%.

CAPITALIZATION

     The following table presents the historical capitalization of Benjamin Franklin Bancorp and Chart Bank at September 30, 2004, and the approximate pro forma consolidated capitalization of Benjamin Franklin Bancorp after giving effect to the conversion and the Chart Bank acquisition.

					Benjamin Franklin Bancorp
					Pro Forma based upon a sale at $10 per share
				Benjamin
				Franklin
				Bancorp				Maximum
				Pro Forma	Minimum	Midpoint	Maximum	as adjusted
	Benjamin		Pro Forma	Consolidated	4,250,000	5,000,000	5,750,000	6,612,500
	Franklin	Chart	Merger	Pre-	Price of	Price of	Price of	Price of
	Bancorp	Bank	Adjust-	Conversion	$10 per	$10 per	$10 per	$10 per
	Historical	Historical	ments (1)	(2)	share	share	share	share (3)
	(Dollars in thousands)
Deposits (4)	$399,562	$215,972	$703	$616,237	$616,237	$616,237	$616,237	$616,237
Borrowings(5)	75,000	22,000	(29)	96,971	96,971	96,971	96,971	96,971
Subordinated Debt	9,000	—	—	9,000	9,000	9,000	9,000	9,000

Total deposits and borrowed funds	$483,562	$237,972	$674	$722,208	$722,208	$722,208	$722,208	$722,208

Stockholders’ equity:
Common Stock, no par value, 75 million shares authorized; shares to be issued as reflected	$—	$1,420	$(1,420)	$—	$—	$—	$—	$—
Additional paid-in capital	—	11,575	12,441	24,016	68,362	76,394	83,825	92,370
Retained earnings (6)	32,620	4,524	(6,492)	30,652	30,652	30,652	30,652	30,652
Less expense of contribution to foundation (7)	—	—	—	—	(3,400)	(4,000)	(4,000)	(4,000)
Plus: tax benefit of contribution to foundation (8)	—	—	—	—	1,224	1,440	1,440	1,440
Accumulated other comprehensive income (loss)	(2,034)	27	(27)	(2,034)	(2,034)	(2,034)	(2,034)	(2,034)
Less: common stock acquired by ESOP (9)	—	—	—	—	(3,672)	(4,320)	(4,920)	(5,610)
Less: common stock acquired for restricted stock awards (10)	—	—	—	—	(1,836)	(2,160)	(2,460)	(2,805)

Total stockholders’ equity	$30,586	$17,546	$4,502	$52,634	$89,296	$95,972	$102,503	$110,013

(1)	Reflects the pro forma impact of the acquisition of Chart Bank, including entries to reflect the application of purchase accounting and the payment of cash and stock merger consideration equal to $30.75 per share of Chart Bank common stock.

(2)	Reflects the pro forma impact of the acquisition of Chart Bank, with the stock portion of the purchase price paid in newly issued shares of Benjamin Franklin Bancorp at a price of $10 per share and the purchase accounting mark-to-market adjustments required to adjust the deposits and borrowings of Chart Bank to market values. Additional paid-in capital reflects the issuance of 2,401,575 shares of common stock in the acquisition of Chart Bank. See footnote 11 to the pro forma balance sheets on pages [#]-[#] for the assumptions as to cash consideration and expenses in the acquisition.

(3)	As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the offering range up to approximately 15.0% to reflect changes in market and financial conditions before the conversion is completed.

(4)	Does not reflect withdrawals from deposit accounts for the purchase of common stock in the conversion. Such withdrawals would reduce pro forma deposits by the amount of such withdrawals.

(5)	Pro forma borrowings reflect the employee stock ownership plan loan funded internally and eliminated in consolidation, but do not reflect the possible repayment of certain Federal Home Loan Bank of Boston borrowings after completion of the conversion.

(6)	The retained earnings of Benjamin Franklin Bancorp will be substantially restricted after the conversion. See “The Conversion and the Offering—Certain Effects of the Conversion—Liquidation Rights” on page [#] and “Regulation and Supervision” on page [#].

(7)	Represents the pre-tax expense of the contribution of common stock to the Benjamin Franklin Bank Charitable Foundation.

(8)	Represents the tax benefit of the contribution of common stock in the Benjamin Franklin Bank Charitable Foundation based on an estimated tax rate of 36.0%.

(9)	Assumes that 8.0% of the common stock issued in the offering including shares contributed to the Benjamin Franklin Bank Charitable Foundation (but excluding shares to be issued to Chart Bank stockholders), will be acquired by the employee stock ownership plan. The common stock acquired by the employee stock ownership plan is reflected as a reduction in stockholders’ equity.

(10)	Gives effect to the restricted stock awards under the stock-based incentive plan that Benjamin Franklin Bancorp expects to adopt after the conversion and Chart Bank acquisition and present to stockholders for approval at a meeting of stockholders to be held at least six months after conversion and the acquisition are completed. No shares will be purchased in the conversion for restricted stock awards under the stock-based incentive plan, and no shares can be purchased for such purpose until stockholder approval has been obtained. If the stock-based incentive plan is approved by the Benjamin Franklin Bancorp stockholders, Benjamin Franklin Bancorp intends to purchase, for award as restricted stock under the plan, an amount of common stock equal to 4.0% of the shares of common stock sold in the offering including shares contributed to the Benjamin Franklin Bank Charitable Foundation, but excluding shares to be issued to Chart Bank stockholders. The table assumes that stockholder approval has been obtained and that such shares are purchased in the open market at $10 per share. The common stock so acquired is reflected as a reduction of stockholders’ equity. If the shares are purchased at prices higher or lower than the initial price of $10 per share, such purchases would have a greater or lesser impact, respectively, on stockholders’ equity. If the restricted stock awards under the stock-based incentive plan are made by issuing authorized but unissued shares, such issuance would dilute the voting interests of existing stockholders by approximately 2.7% if 5,000,000 shares were sold in the conversion. See “Management of Benjamin Franklin Bancorp and Benjamin Franklin Bank—Benefit Plans—Stock-Based Incentive Plan” on page [#].

PRO FORMA DATA

Pro Forma Unaudited Financial Statements Giving Effect to Conversion and Acquisition

     The following Pro Forma Unaudited Consolidated Balance Sheets at September 30, 2004 and December 31, 2003, and the Pro Forma Unaudited Consolidated Statements of Income for the nine months ended September 30, 2004 and the year ended December 31, 2003 give effect to the proposed conversion and the Chart Bank acquisition based on the assumptions set forth below. The pro forma unaudited financial statements are based on the unaudited consolidated financial statements of Benjamin Franklin Bancorp and Chart Bank as of and for the nine months ended September 30, 2004 and the audited consolidated financial statements of Benjamin Franklin Bancorp and Chart Bank as of and for the year ended December 31, 2003. The pro forma unaudited financial statements give effect to the conversion and the acquisition using purchase accounting as required by accounting principles generally accepted in the United States.

     Chart Bank stockholders will receive in the acquisition either $30.75 in cash or 3.075 shares of Benjamin Franklin Bancorp common stock for each share of Chart Bank stock held by them, with 45.0% of the aggregate consideration to be paid in cash and 55.0% of the aggregate consideration to be paid in common stock. The purchase price for purposes of the pro forma presentation for Chart Bank was calculated as follows:

As of September 30, 2004
(Dollars in thousands)
Net assets acquired	$17,546
Fair value adjustments:
Estimated non-tax deductible merger costs remaining at September 30, 2004	(983)
Estimated tax deductible capitalized merger expenses	(3,091)
Loans(1)	299
Deposits(1)	(703)
Borrowings(1)	29
Fixed assets(2)	427
Core deposit intangible asset(3)	3,799
Tax impact of purchase accounting adjustments	(274)
Goodwill	28,435

Purchase price (net of tax effect of cashing out Chart Bank options)	45,484
Tax effect of cashing out Chart Bank options	1,024

Purchase price	$46,508

(1)	Loans, CDs and borrowing adjustments reflect the market value adjustment assigned to each class of these items. Market value adjustments are calculated using portfolio balances, portfolio rates and market rates as of September 30, 2004. Each adjustment was determined using present value analysis, discounting the difference between market rates of interest and portfolio rates of interest to present value over the contractual or estimated lives of the respective assets and liabilities. Cash flows were discounted at the estimated risk-adjusted market rate. Fair value adjustments are amortized using the interest method over the contractual or estimated lives of the respective assets and liabilities.

(2)	Fixed asset adjustments based on estimated current market values of acquired fixed assets. Fixed asset adjustments are amortized as depreciation expense over the estimated remaining lives of the fixed assets.

(3)	Core deposit intangibles reflect the present value benefit to Benjamin Franklin Bancorp of utilizing the acquired core deposits as a funding source relative to wholesale funding costs based on the rates of Federal Home Loan Bank advances. The core deposit intangible is calculated using deposit balances and interest rates as of September 30, 2004. Costs of the acquired core deposits include interest costs, plus estimated operating expenses, less estimated non-interest income to be derived from the core deposits. Acquired core deposits are projected to decay based on assumptions promulgated by the Office of Thrift Supervision. The yield benefit for each period is discounted to present value using a weighted average cost of capital. The core deposit intangibles are amortized over the estimated lives of the core deposits using the double declining balance accelerated amortization schedule.

     The pro forma adjustments in the tables assume the sale of 4,250,000 shares and 6,612,500 shares, respectively, in the offering at a price of $10 per share, which is the minimum and maximum, as adjusted, of the offering range, respectively. In addition, the pro forma adjustments in the tables assume the issuance of 2,401,575 shares to Chart Bank stockholders in the acquisition, and the contribution of 340,000 and 400,000 shares, respectively, of Benjamin Franklin Bancorp common stock to the Benjamin Franklin Bank Charitable Foundation. The number of shares issued to Chart Bank stockholders may vary if Chart Bank options are exercised prior to closing. The net proceeds are based upon the following assumptions:

•	Benjamin Franklin Bancorp will sell all shares of common stock offered in the conversion in the subscription offering;

•	Benjamin Franklin Bancorp’s employee stock ownership plan will purchase 8.0% of the shares of common stock issued in the offering, including shares contributed to the Benjamin Franklin Bank Charitable Foundation. The employee stock ownership plan is assumed to be funded internally with a loan from Benjamin Franklin Bancorp;

•	Benjamin Franklin Bancorp will make a contribution to the Benjamin Franklin Bank Charitable Foundation amounting to 340,000 and 400,000 shares, respectively, at the minimum and maximum, as adjusted, of its common stock with an assumed value of $10 per share;

•	Fixed expenses of the offering, other than the fees to be paid to Ryan Beck, are estimated to be $1.1 million; and

•	Ryan Beck will receive reimbursement of legal fees and other expenses in the amount of $100,000, in addition to fees equal to 1.0% of the aggregate purchase price of the shares of stock sold in the offering, excluding any shares purchased by any employee benefit plans, purchased by any of Benjamin Franklin Bancorp’s directors, officers or employees or members of their immediate families, issued to the Benjamin Franklin Bank Charitable Foundation or issued to the Chart Bank stockholders in the acquisition.

     The expenses of the conversion and the acquisition may vary from those estimated, and the fees paid to Ryan Beck will vary from the amounts estimated if the amount of shares of Benjamin Franklin Bancorp common stock sold varies from the amounts assumed above or if a syndicated community offering becomes necessary. Additionally, certain one-time charges to operating results are expected to occur following the conversion and the acquisition, which expenses are currently estimated to be approximately $3.1 million, pre-tax. These items, net of income tax effects, are shown as a reduction in stockholders’ equity in the balance sheets but are not shown as a reduction in net income for the periods shown in the income statements.

     Pro forma net income has been calculated for the nine months ended September 30, 2004 and for the year ended December 31, 2003 for Benjamin Franklin Bancorp and Chart Bank as if the shares of Benjamin Franklin Bancorp common stock to be issued in the offering had been sold and the shares issued to Chart Bank stockholders happened as of the beginning of the first period presented. Pro forma net income has also been calculated assuming the acquisition of Chart Bank had happened as of the beginning of each period. Pro forma merger adjustments to net income include entries to reflect the estimated difference between contractual yields and costs on financial assets and liabilities and comparable market yields and costs and the amortization of identifiable intangible assets created in the acquisition. Excluded from the calculation of pro forma net income are any adjustments to reflect the estimated interest income to be earned on the net proceeds of the offering, the estimated interest income to be foregone on the cash required to fund the acquisition of Chart Bank and related expenses, and other estimated expense reductions from consolidating the operations of Chart Bank with those of Benjamin Franklin Bancorp. Such entries will be recorded as incurred, are non-recurring, and are thus not reflected in the calculations of pro forma income.

     The pro forma unaudited consolidated statements of financial condition assume the conversion and the acquisition were consummated as of September 30, 2004 and as of the year ended December 31, 2003, respectively. The pro forma unaudited consolidated balance sheets reflect the estimated impact of the offering on Benjamin Franklin Bancorp and the estimated merger adjustments to reflect the acquisition of Chart Bank. Estimated merger adjustments reflect the application of the purchase method of accounting, including adjustments to reflect the difference between historical carrying values and estimated market values for financial assets and liabilities and fixed assets and the creation of intangible assets. The pro forma stockholders’ equity represents the combined book value of Benjamin Franklin Bancorp and Chart Bank, as adjusted for the offering and the acquisition, computed in accordance with generally accepted accounting principles used in the United States. This amount is not intended to represent fair market value nor does it represent amounts, if any, that would be available for distribution to stockholders in the event of liquidation.

     The pro forma unaudited financial statements are provided for informational purposes only. The pro forma financial information presented is not necessarily indicative of the market value of Benjamin Franklin Bancorp or the actual results that would have been achieved had the conversion and the acquisition been consummated on September 30, 2004 or December 31, 2003 or at the beginning of the periods presented, and is not indicative of future results. The pro forma unaudited financial statements should be read in conjunction with the consolidated financial statements and the notes thereto of Benjamin Franklin Bancorp and Chart Bank contained elsewhere in this proxy statement/prospectus.

     September 30, 2004 Pro Forma Balance Sheet—Minimum of Offering Range. The following table presents pro forma balance sheet information at September 30, 2004 for Benjamin Franklin Bancorp and Chart Bank assuming the sale of 4,250,000 shares at the minimum of the offering range.

	Benjamin	Pro Forma		Benjamin		Pro Forma
	Franklin	Conversion		Franklin		Merger
	Bancorp	Adjustments		Bancorp as	Chart Bank	Adjustments		Pro Forma
	Historical	(1)		Converted	Historical	(2)		Consolidated
	(Dollars in thousands)
Assets
Cash and cash equivalents	$15,126	$35,438	(3)	$50,564	$38,773	$(28,082	) (11)	$61,255
Securities available for sale, at fair value	94,423	—		94,423	3,669	—		98,092
Securities held to maturity, at amortized cost	266	—		266	31,826	—		32,092
Loans, net	375,516	—		375,516	175,572	299	(12)	551,387
Restricted equity securities, at cost	6,862	—		6,862	1,662	—		8,524
Premises and equipment, net	11,280	—		11,280	2,171	427	(13)	13,878
Goodwill	4,248	—		4,248	—	28,435	(14)	32,683
Core deposit intangible	91	—		91	—	3,799	(15)	3,890
Other amortizing intangible assets	720	—		720	—	—		720
Other assets	9,399	1,224	(4)	10,623	2,588	298	(16)	13,509

Total assets	$517,931	$36,662		$554,593	$256,261	$5,176		$816,030

Liabilities
Deposits	$399,562	$—		$399,562	$215,972	$703	(17)	$616,237
FHLB advances and other borrowings	75,000	—	(5)	75,000	22,000	(29	) (18)	96,971
Other liabilities	3,783	—		3,783	743	—		4,526
Subordinated debt	9,000	—		9,000	—	—		9,000

Total liabilities	487,345	—		487,345	238,715	674		726,734

Stockholder’s equity		—
Common Stock	—	—	(6)	—	1,420	(1,420	) (19)	—
Additional paid-in capital	—	44,346	(7)	44,346	11,575	12,441	(20)	68,362
Retained earnings	32,620	(2,176	) (8)	30,444	4,524	(6,492	) (21)	28,476
Employee stock ownership plan shares	—	(3,672	) (9)	(3,672)	—	—		(3,672)
Restricted shares under stock-based incentive plan	—	(1,836	) (10)	(1,836)	—	—		(1,836)
Accumulated other comprehensive (loss) income	(2,034)	—		(2,034)	27	(27	) (22)	(2,034)

Total stockholders’ equity	30,586	36,662		67,248	17,546	4,502		89,296

Total liabilities and stockholders’ equity	$517,931	$36,662		$554,593	$256,261	$5,176		$816,030

(1)	Shows the effect of the mutual-to-stock conversion of Benjamin Franklin Bancorp, assuming gross proceeds of $42.5 million, the minimum of the offering range, offering expenses of $1.6 million, a contribution to the Benjamin Franklin Bank Charitable Foundation of $3.4 million of common stock, and establishment of an employee stock ownership plan and a stock-based incentive plan that will acquire 8.0% and 4.0%, respectively, of the number of shares issued in the offering including the shares issued to the Benjamin Franklin Bank Charitable Foundation. The employee stock ownership plan is assumed to purchase its shares in the offering and in open market purchases. It is assumed that Benjamin Franklin Bancorp will purchase, for grant as restricted stock under the stock-based incentive plan, shares in the open market after receiving stockholder approval to adopt the plan. Open market purchases by the employee stock ownership plan and for the stock-based incentive plan are assumed at $10 per share. The reduction in retained earnings reflects the one-time expense of funding the Benjamin Franklin Bank Charitable Foundation net of a deferred tax asset.

(2)	Reflects the purchase accounting and acquisition adjustments related to the acquisition of Chart Bank for a price of $30.75 per share in cash and newly issued common stock.

(3)	Calculate as follows:

(Dollars in thousands)
Gross conversion proceeds	$42,500
Offering expenses	(1,554)
ESOP adjustment	(3,672)
Stock-based incentive plan (restricted stock grants) adjustment	(1,836)

Pro forma cash adjustment	$35,438

(4)	Deferred tax asset resulting from funding the Benjamin Franklin Bank Charitable Foundation based on marginal tax rate of 36.0%.

(5)	The employee stock ownership plan loan is assumed to be funded internally with a loan from Benjamin Franklin Bancorp, thus no borrowing liability will be recorded on the consolidated balance sheet of Benjamin Franklin Bancorp.

(6)	No par value common stock

(7)	Calculate as follows:

(Dollars in thousands)
Net proceeds of offering	$40,946
Common stock issued to Foundation	3,400

Pro forma adjustment	$44,346

(8)	After-tax impact to retained earnings from the $3.4 million expense for funding the Benjamin Franklin Bank Charitable Foundation based on a marginal tax rate of 36.0%.

(9)	Contra-equity account established to reflect the unallocated shares in the employee stock ownership plan, anticipated to purchase 8.0% of the shares issued in the offering (including shares contributed to the Benjamin Franklin Bank Charitable Foundation).

(10)	Contra-equity account established to reflect the unvested shares of restricted stock under the stock-based incentive plan equal to 4.0% of offering plus foundation shares.

(11)	Includes the cash portion of the merger consideration paid to Chart Bank, non-tax deductible transaction costs remaining to be paid at September 30, 2004, tax deductible one time acquisition costs, and one time expenses that will be incurred by Benjamin Franklin Bancorp to consolidate Chart Bank, net of cash received from return of the Chart Bank Cooperative Central Bank deposit.

(Dollars in thousands)
Cash portion of merger consideration	$21,469
Non-tax deductible transaction expenses	983
Tax deductible transaction expenses	3,091
One time expenses incurred to consolidate Chart Bank	3,075
Return of Chart Bank Cooperative Central Bank Deposit	(536)

Total cash adjustment	$28,082

(12)	Yield adjustment to reflect the difference between portfolio yields and market rates as of September 30, 2004 for loans acquired in the acquisition. Yield adjustments were calculated using present value analysis as follows: (a) the acquired loan portfolio was segregated into pools of similar loans; (b) cash flow projections were prepared for each loan pool based interest rates, balances, remaining terms to maturity, and estimated prepayment speeds for each pool; (c) cash flows were discounted to present value using risk adjusted discount rates for comparable loans; and (d) the resulting difference between the present value of future cash flows for each pool and the corresponding principal balance was the yield adjustment. Yield adjustments on acquired loans are amortized into interest income using the interest method over the estimated lives of the acquired loans, which range between 0.5 years and 8.3 years, depending upon the type of loan (average is 4.2 years).

(13)	Reflects the difference between market values and net book values of fixed assets acquired in the acquisition.

(14)	Goodwill is an intangible asset that is not subject to amortization. The goodwill balance will be tested annually for impairment. Goodwill is calculated as follows:

(Dollars in thousands, except per share data)
Purchase price per share	$30.75
Number of shares acquired	1,420,000
Number of options acquired	137,000
Average exercise price of options	$10.00

Table continued on following page

Table continued from previous page

Cost of purchasing shares	$43,665
Cost of purchasing options	2,843
Tax effect of purchasing options	(1,024)

Purchase price (net of tax effect of purchasing options)	45,484
Less: acquired stockholders’ equity	(17,546)
Plus: estimated non-tax deductible transaction costs	983
Plus: taxable purchase accounting adjustments
Estimated tax deductible expenses (pretax)	3,091
Yield adjustment for acquired CDs	703
Yield adjustment for acquired borrowings	(29)
Yield adjustment for acquired loans	(299)
Core deposit intangible	(3,799)
Market value adjustment for fixed assets	(427)
Tax effect at 36.0% marginal tax rate	274

Goodwill	$28,435

(15)	Core deposit intangible is an identifiable intangible asset representing the economic value of the acquired Chart Bank deposit base, calculated as the present value benefit of funding operations with the acquired deposit base versus using an alternative wholesale funding source. The core deposit intangible asset is amortized into expense on an accelerated basis using the double declining balance method over 8.3 years.

(16)	Calculate as follows:

(Dollars in thousands)
Deferred tax entry for taxable transaction costs (footnote 14)	$(274)
Deferred tax entry for one time merger charges (footnote 21)	1,108
Repayment of Chart Bank Cooperative Central Bank deposit	(536)

Pro forma adjustment	$298

(17)	Yield adjustment to reflect the difference between portfolio yields and market rates as of September 30, 2004 for time deposits acquired in the acquisition. Yield adjustment is calculated as the difference between the current portfolio balances for time deposits and the present value of projected cash flows related to the time deposits discounted using current market rates. Current market rates were based on average rates paid by institutions competing in the regional market area based on rate surveys on or around September 30, 2004. The yield adjustment for time deposits will be accreted into income using the interest method over the lives of the acquired time deposits based on their monthly maturities (5 years).

(18)	Yield adjustment to reflect the difference between portfolio yields and market rates as of September 30, 2004 for borrowings acquired in the acquisition. Yield adjustment is calculated as the difference between the current portfolio balance for borrowings and the present value of projected cash flows related to the borrowings discounted using current market rates. Current market rates were based on rates offered by the Federal Home Loan Bank of Boston as of September 30, 2004. The yield adjustment for borrowings will be amortized into expense using the interest method over the lives of the acquired borrowings based on their monthly maturities (4 years).

(19)	Eliminate Chart Bank common stock par value. Newly issued shares of Benjamin Franklin Bancorp have no par value.

(20)	Calculate as follows:

(Dollars in thousands)
Eliminate existing Chart Bank paid-in capital	$(11,575)
Common stock (par value) issued in acquisition	24,016

Adjustment to paid-in capital	$12,441

(21)	Calculate as follows:

(Dollars in thousands)
Eliminate existing Chart Bank retained earnings	$(4,524)
One-time merger charges incurred:
Restructure FHLB advances and conversion of accounts	(3,075)
Tax effect at marginal rate of 36.0%	1,107

Adjustment to retained earnings	$(6,492)

(22)	Calculate to eliminate the capital account entries of Chart Bank pursuant to purchase accounting.

     September 30, 2004 Pro Forma Balance Sheet—Maximum, as Adjusted, of Offering Range. The following table presents pro forma balance sheet information at September 30, 2004 for Benjamin Franklin Bancorp and Chart Bank assuming the sale of 6,612,500 shares at the maximum, as adjusted, of the offering range.

	Benjamin	Pro Forma		Benjamin
	Franklin	Conversion		Franklin	Chart	Pro Forma
	Bancorp	Adjustments		Bancorp as	Bank	Merger		Pro Forma
	Historical	(1)		Converted	Historical	Adjustments (2)		Consolidated
	(Dollars in thousands)
Assets
Cash and cash equivalents	$15,126	$55,939	(3)	$71,065	$38,773	$(28,082	) (11)	$81,756
Securities available for sale, at fair value	94,423	—		94,423	3,669	—		98,092
Securities held to maturity, at amortized cost	266	—		266	31,826	—		32,092
Loans, net	375,516	—		375,516	175,572	299	(12)	551,387
Restricted equity securities, at cost	6,862	—		6,862	1,662	—		8,524
Premises and equipment, net	11,280	—		11,280	2,171	427	(13)	13,878
Goodwill	4,248	—		4,248	—	28,435	(14)	32,683
Core deposit intangible	91	—		91	—	3,799	(15)	3,890
Other amortizing intangible assets	720	—		720	—	—		720
Other assets	9,399	1,440	(4)	10,839	2,588	298	(16)	13,725

Total assets	$517,931	$57,379		$575,310	$256,261	$5,176		$836,747

Liabilities
Deposits	$399,562	$—		$399,562	$215,972	$703	(17)	$616,237
FHLB advances and other borrowings	75,000	—	(5)	75,000	22,000	(29)	(18)	96,971
Other liabilities	3,783	—		3,783	743	—		4,526
Subordinated debt	9,000	—		9,000	—	—		9,000

Total liabilities	487,345	—		487,345	238,715	674		726,734

Stockholder’s equity
Common Stock	—	—	(6)		1,420	(1,420	)(19)	—
Additional paid-in capital	—	68,354	(7)	68,354	11,575	12,441	(20)	92,370
Retained earnings	32,620	(2,560	) (8)	30,060	4,524	(6,492	) (21)	28,092
Employee stock ownership plan shares	—	(5,610	) (9)	(5,610)	—	—		(5,610)
Restricted shares under stock-based incentive plan	—	(2,805	) (10)	(2,805)	—	—		(2,805)
Accumulated other comprehensive (loss) income	(2,034)	—		(2,034)	27	(27	) (22)	(2,034)

Total stockholders’ equity	30,586	57,379		87,965	17,546	4,502		110,013

Total liabilities and stockholders’ equity	$517,931	$57,379		$575,310	$256,261	$5,176		$836,747

(1)	Shows the effect of the mutual-to-stock conversion of Benjamin Franklin Bancorp, assuming gross proceeds of $66.1 million, the maximum, as adjusted, offering expenses of $1.8 million, a contribution to the Benjamin Franklin Bank Charitable Foundation of $4.0 million of common stock, and establishment of an employee stock ownership plan and the stock-based incentive plan that will acquire 8.0% and 4.0%, respectively, of the number of shares issued in the offering including the shares issued to the Benjamin Franklin Bank Charitable Foundation. The employee stock ownership plan is assumed to purchase its shares in the offering and in open market purchases. It is assumed that Benjamin Franklin Bancorp will purchase, for grant as restricted stock under the stock-based incentive plan, shares in the open market after receiving stockholder approval to adopt the plan. Open market purchases by the employee stock ownership plan and for the stock-based incentive plan are assumed at $10 per share. The reduction in retained earnings reflects the one-time expense of funding the Benjamin Franklin Bank Charitable Foundation net of a deferred tax asset.

(2)	Reflects the purchase accounting and acquisition adjustments related to the acquisition of Chart Bank for a price of $30.75 per share in cash and newly issued common stock.

(3)	Calculate as follows:

(Dollars in thousands)
Gross conversion proceeds	$66,125
Offering expenses	(1,771)
ESOP adjustment	(5,610)
Stock-based incentive plan (restricted stock grants) adjustment	(2,805)

Pro forma cash adjustment	$55,939

(4)	Deferred tax asset resulting from funding the Benjamin Franklin Bank Charitable Foundation based on marginal tax rate of 36.0%.

(5)	The employee stock ownership plan loan is assumed to be funded internally with a loan from Benjamin Franklin Bancorp, thus no borrowing liability will be recorded on the consolidated balance sheet of Benjamin Franklin Bancorp.

(6)	No par value common stock.

(7)	Calculate as follows:

(Dollars in thousands)
Net proceeds of offering	$64,354
Common stock issued to Foundation	4,000

Pro forma adjustment	$68,354

(8)	After-tax impact to retained earnings from the $4.0 million expense for funding the Benjamin Franklin Bank Charitable Foundation based on a marginal tax rate of 36.0%.

(9)	Contra-equity account established to reflect the unallocated shares in the employee stock ownership plan, anticipated to purchase 8.0% of the shares issued in the offering (including shares contributed to the Benjamin Franklin Bank Charitable Foundation).

(10)	Contra-equity account established to reflect the unvested shares of restricted stock under the stock-based incentive plan equal to 4.0% of offering plus foundation shares.

(11)	Includes the cash portion of the merger consideration paid to Chart Bank, non-tax deductible transaction costs remaining to be paid at September 30, 2004, tax deductible one time acquisition costs, and one time expenses that will be incurred by Benjamin Franklin Bancorp to consolidate Chart Bank, net of cash received from return of the Chart Bank Cooperative Central Bank deposit.

(Dollars in thousands)
Cash portion of merger consideration	$21,469
Non-tax deductible transaction expenses	983
Tax deductible transaction expenses	3,091
One time expenses incurred to consolidate Chart Bank	3,075
Return of Chart Bank Cooperative Central Bank Deposit	(536)

Total cash adjustment	$28,082

(12)	Yield adjustment to reflect the difference between portfolio yields and market rates as of September 30, 2004 for loans acquired in the acquisition. Yield adjustments were calculated using present value analysis as follows: (a) the acquired loan portfolio was segregated into pools of similar loans; (b) cash flow projections were prepared for each loan pool based interest rates, balances, remaining terms to maturity, and estimated prepayment speeds for each pool; (c) cash flows were discounted to present value using risk adjusted discount rates for comparable loans; and (d) the resulting difference between the present value of future cash flows for each pool and the corresponding principal balance was the yield adjustment. Yield adjustments on acquired loans are amortized into interest income using the interest method over the estimated lives of the acquired loans, which range between 0.5 years and 8.3 years, depending upon the type of loan (average is 4.2 years).

(13)	Reflects the difference between market values and net book values of fixed assets acquired in the acquisition.

(14)	Goodwill is an intangible asset that is not subject to amortization. The goodwill balance will be tested annually for impairment. Goodwill is calculated as:

(Dollars in thousands, except per share data)
Purchase price per share	$30.75
Number of shares acquired	1,420,000
Number of options acquired	137,000
Average exercise price of options	$10.00

Table continued on following page

Table continued from previous page

Cost of purchasing shares	$43,665
Cost of purchasing options	2,843
Tax effect of purchasing options	(1,024)

Purchase price (net of tax effect of purchasing options)	45,484
Less: acquired stockholders’ equity	(17,546)
Plus: estimated non-tax deductible transaction costs	983
Plus: taxable purchase accounting adjustments
Estimated tax deductible expenses (pretax)	3,091
Yield adjustment for acquired CDs	703
Yield adjustment for acquired borrowings	(29)
Yield adjustment for acquired loans	(299)
Core deposit intangible	(3,799)
Market value adjustment for fixed assets	(427)
Tax effect at 36.0% marginal tax rate	274

Goodwill	$28,435

(15)	Core deposit intangible is an identifiable intangible asset representing the economic value of the acquired Chart Bank deposit base, calculated as the present value benefit of funding operations with the acquired deposit base versus using an alternative wholesale funding source. The core deposit intangible asset is amortized into expense on an accelerated basis using the double declining balance method over 8.3 years.

(16)	Calculate as follows:

(Dollars in thousands)
Deferred tax entry for taxable transaction costs (footnote 14)	$(274)
Deferred tax entry for one time merger charges (footnote 21)	1,108
Repayment of Chart Bank Cooperative Central Bank deposit	(536)

Pro forma adjustment	$298

(17)	Yield adjustment to reflect the difference between portfolio yields and market rates as of September 30, 2004 for time deposits acquired in the acquisition. Yield adjustment is calculated as the difference between the current portfolio balances for time deposits and the present value of projected cash flows related to the time deposits discounted using current market rates. Current market rates were based on average rates paid by institutions competing in the regional market area based on rate surveys on or around September 30, 2004. The yield adjustment for time deposits will be accreted into income using the interest method over the lives of the acquired time deposits based on their monthly maturities (5 years).

(18)	Yield adjustment to reflect the difference between portfolio yields and market rates as of September 30, 2004 for borrowings acquired in the acquisition. Yield adjustment is calculated as the difference between the current portfolio balance for borrowings and the present value of projected cash flows related to the borrowings discounted using current market rates. Current market rates were based on rates offered by the Federal Home Loan Bank of Boston as of September 30, 2004. The yield adjustment for borrowings will be amortized into expense using the interest method over the lives of the acquired borrowings based on their monthly maturities (4 years).

(19)	Eliminate Chart Bank common stock par value. Newly issued shares of Benjamin Franklin Bancorp have no par value.

(20)	Calculate as follows:

(Dollars in Thousands)
Eliminate existing Chart Bank paid-in capital	$(11,575)
Common stock (par value) issued in acquisition	24,016

Adjustment to paid-in capital	$12,441

(21)	Calculate as follows:

(Dollars in thousands)
Eliminate existing Chart Bank retained earnings	$(4,524)
One-time merger charges incurred:
Restructure FHLB advances and conversion of accounts	(3,075)
Tax effect at marginal rate of 36.0%	1,107

Adjustment to retained earnings	$(6,492)

(22)	Calculate to eliminate the capital account entries of Chart Bank pursuant to purchase accounting.

     December 31, 2003 Pro Forma Balance Sheet—Minimum of Offering Range. The following table presents pro forma balance sheet information at December 31, 2003 for Benjamin Franklin Bancorp and Chart Bank assuming the sale of 4,250,000 shares at the minimum of the offering range.

	Benjamin
	Franklin Bancorp	Pro Forma Conversion		Benjamin Franklin Bancorp	Chart Bank	Pro Forma Merger		Pro Forma
	Historical	Adjustments (1)		as Converted	Historical	Adjustments (2)		Consolidated
	(Dollars in thousands)
Assets
Cash and cash equivalents	$35,485	$35,438	(3)	$70,923	$34,874	$(28,082)	(11)	$77,715
Securities available for sale, at fair value	102,646	—		102,646	5,404	—		108,050
Securities held to maturity, at amortized cost	386	—		386	23,965	—		24,351
Loans, net	288,862	—		288,862	139,890	299	(12)	429,051
Restricted equity securities, at cost	7,222	—		7,222	1,060	—		8,282
Premises and equipment, net	11,199	—		11,199	2,400	427	(13)	14,026
Goodwill	4,248	—		4,248	—	28,582	(14)	32,830
Core deposit intangible	226	—		226	—	3,799	(15)	4,025
Other amortizing intangible assets	862	—		862	—	—		862
Other assets	7,708	1,224	(4)	8,932	2,261	298	(16)	11,491

Total assets	$458,844	$36,662		$495,506	$209,854	$5,323		$710,683

Liabilities
Deposits	$380,257	$—		$380,257	$175,801	$703	(17)	$556,761
FHLB advances and other borrowings	36,000	—	(5)	36,000	15,930	(29	) (18)	51,901
Other liabilities	4,286	—		4,286	724	—		5,010
Subordinated debt	9,000	—		9,000	$—	—		9,000

Total liabilities	429,543	—		429,543	192,455	674		622,672

Stockholder’s equity
Common Stock	—	—	(6)	—	1,420	(1,420	) (19)	—
Additional paid-in capital	—	44,346	(7)	44,346	11,575	12,441	(20)	68,362
Retained earnings	31,308	(2,176	) (8)	29,132	4,337	(6,305	) (21)	27,164
Employee stock ownership plan shares	—	(3,672	) (9)	(3,672)	—	—		(3,672)
Restricted shares under stock-based incentive plan	—	(1,836	) (10)	(1,836)	—	—		(1,836)
Accumulated other comprehensive (loss) income	(2,007)	—		(2,007)	67	(67	) (22)	(2,007)

Total stockholders’ equity	29,301	36,662		65,963	17,399	4,649		88,011

Total liabilities and stockholders’ equity	$458,844	$36,662		$495,506	$209,854	$5,323		$710,683

(1)	Shows the effect of the mutual-to-stock conversion of Benjamin Franklin Bancorp, assuming gross proceeds of $42.5 million, the minimum of the offering range, offering expenses of $1.6 million, a contribution to the Benjamin Franklin Bank Charitable Foundation of $3.4 million of common stock, and establishment of an employee stock ownership plan and the stock-based incentive plan that will acquire 8.0% and 4.0%, respectively, of the number of shares issued in the offering including the shares issued to the Benjamin Franklin Bank Charitable Foundation. The employee stock ownership plan is assumed to purchase its shares in the offering and in open market purchases. It is assumed that Benjamin Franklin Bancorp will purchase, for grant as restricted stock under the stock-based incentive plan, shares in the open market after receiving stockholder approval to adopt the plan. Open market purchases by the employee stock ownership plan and stock-based incentive plan are assumed at $10 per share. The reduction in retained earnings reflects the one-time expense of funding the Benjamin Franklin Bank Charitable Foundation net of a deferred tax asset.

(2)	Reflects the purchase accounting and acquisition adjustments related to the acquisition of Chart Bank for a price of $30.75 per share in cash and newly issued common stock.

(3)	Calculate as follows:

(Dollars in thousands)
Gross conversion proceeds	$42,500
Offering expenses	(1,554)
ESOP adjustment	(3,672)
Stock-based incentive plan (restricted stock grants) adjustment	(1,836)

Pro forma cash adjustment	$35,438

(4)	Deferred tax asset resulting from funding the Benjamin Franklin Bank Charitable Foundation based on marginal tax rate of 36.0%.

(5)	The employee stock ownership plan loan is assumed to be funded internally with a loan from Benjamin Franklin Bancorp, thus no borrowing liability will be recorded on the consolidated balance sheet of Benjamin Franklin Bancorp.

(6)	No par value common stock.

(7)	Calculate as follows:

(Dollars in thousands)
Net proceeds of offering	$40,946
Common stock issued to Foundation	3,400

Pro forma adjustment	$44,346

(8)	After-tax impact to retained earnings from the $3.4 million expense for funding the Benjamin Franklin Bank Charitable Foundation based on a marginal tax rate of 36.0%.

(9)	Contra-equity account established to reflect the unallocated shares in the employee stock ownership plan, anticipated to purchase 8.0% of the shares issued in the offering (including shares contributed to the Benjamin Franklin Bank Charitable Foundation).

(10)	Contra-equity account established to reflect the unvested shares of restricted stock under the stock-based incentive plan equal to 4.0% of offering plus foundation shares.

(11)	Includes the cash portion of the merger consideration paid to Chart Bank, non-tax deductible transaction costs remaining to be paid at September 30, 2004, tax deductible one time acquisition costs, and one time expenses that will be incurred by Benjamin Franklin Bancorp to consolidate Chart Bank, net of cash received from return of the Chart Bank Cooperative Central Bank deposit.

(Dollars in thousands)
Cash portion of merger consideration	$21,469
Non-tax deductible transaction expenses	983
Tax deductible transaction expenses	3,091
One time expenses incurred to consolidate Chart Bank	3,075
Return of Chart Bank Cooperative Central Bank Deposit	(536)

Total cash adjustment	$28,082

(12)	Yield adjustment to reflect the difference between portfolio yields and market rates as of September 30, 2004 for loans acquired in the acquisition. Yield adjustments were calculated using present value analysis as follows: (a) the acquired loan portfolio was segregated into pools of similar loans; (b) cash flow projections were prepared for each loan pool based interest rates, balances, remaining terms to maturity, and estimated prepayment speeds for each pool; (c) cash flows were discounted to present value using risk adjusted discount rates for comparable loans; and (d) the resulting difference between the present value of future cash flows for each pool and the corresponding principal balance was the yield adjustment. Yield adjustments on acquired loans are amortized into interest income using the interest method over the estimated lives of the acquired loans, which range between 0.5 years and 8.3 years, depending upon the type of loan (average is 4.2 years).

(13)	Reflects the difference between market values and net book values of fixed assets acquired in the acquisition.

(14)	Goodwill is an intangible asset that is not subject to amortization. The goodwill balance will be tested annually for impairment. Goodwill is calculated as:

(Dollars in thousands, except per share data)
Purchase price per share	$30.75
Number of shares acquired	1,420,000
Number of options acquired	137,000
Average exercise price of options	$10.00

Table continued on following page

Table continued from previous page

Cost of purchasing shares	$43,665
Cost of purchasing options	2,843
Tax effect of purchasing options	(1,024)

Purchase price (net of tax effect of purchasing options)	45,484
Less: acquired stockholders’ equity	(17,399)
Plus: estimated non-tax deductible transaction costs	983
Plus: taxable purchase accounting adjustments
Estimated tax deductible transaction expenses (pre-tax)	3,091
Yield adjustment for acquired CDs	703
Yield adjustment for acquired borrowings	(29)
Yield adjustment for acquired loans	(299)
Core deposit intangible	(3,799)
Market value adjustment for fixed assets	(427)
Tax effect at 36.0% marginal tax rate	274

Goodwill	$28,582

(15)	Core deposit intangible is an identifiable intangible asset representing the economic value of the acquired Chart Bank deposit base, calculated as the present value benefit of funding operations with the acquired deposit base versus using an alternative wholesale funding source. The core deposit intangible asset is amortized into expense on an accelerated basis using the double declining balance method over 8.3 years.

(16)	Calculate as follows:

(Dollars in thousands)
Deferred tax entry for taxable transaction costs (footnote 14)	$(274)
Deferred tax entry for one time merger charges (footnote 21)	1,108
Repayment of Chart Bank Cooperative Central Bank deposit	(536)

Pro forma adjustment	$298

(17)	Yield adjustment to reflect the difference between portfolio yields and market rates as of September 30, 2004 for time deposits acquired in the acquisition. Yield adjustment is calculated as the difference between the current portfolio balances for time deposits and the present value of projected cash flows related to the time deposits discounted using current market rates. Current market rates were based on average rates paid by institutions competing in the regional market area based on rate surveys on or around September 30, 2004. The yield adjustment for time deposits will be accreted into income using the interest method over the lives of the acquired time deposits based on their monthly maturities (5 years).

(18)	Yield adjustment to reflect the difference between portfolio yields and market rates as of September 30, 2004 for borrowings acquired in the acquisition. Yield adjustment is calculated as the difference between the current portfolio balance for borrowings and the present value of projected cash flows related to the borrowings discounted using current market rates. Current market rates were based on rates offered by the Federal Home Loan Bank of Boston as of September 30, 2004. The yield adjustment for borrowings will be amortized into expense using the interest method over the lives of the acquired borrowings based on their monthly maturities (4 years).

(19)	Eliminate Chart Bank common stock par value. Newly issued shares of Benjamin Franklin Bancorp have no par value.

(20)	Calculate as follows:

(Dollars in thousands)
Eliminate existing Chart Bank paid-in capital	$(11,575)
Common stock (par value) issued in acquisition	24,016

Adjustment to paid-in capital	$12,441

(21)	Calculate as follows:

(Dollars in thousands)
Eliminate existing Chart Bank retained earnings	$(4,337)
One-time merger charges incurred:
Restructure FHLB advances and conversion of accounts	(3,075)
Tax effect at marginal rate of 36.0%	1,107

Adjustment to retained earnings	$(6,305)

(22)	Calculate to eliminate the capital account entries of Chart Bank pursuant to purchase accounting.

     December 31, 2003 Pro Forma Balance Sheet—Maximum, as Adjusted, of Offering Range. The following table presents pro forma balance sheet information at December 31, 2003 for Benjamin Franklin Bancorp and Chart Bank assuming the sale of 6,612,500 shares at the maximum, as adjusted, of the offering range.

	Benjamin			Benjamin
	Franklin	Pro Forma		Franklin	Chart	Pro Forma
	Bancorp	Conversion		Bancorp as	Bank	Merger		Pro Forma
	Historical	Adjustments (1)		Converted	Historical	Adjustments (2)		Consolidated
	(Dollars in thousands)
Assets
Cash and cash equivalents	$35,485	$55,939	(3)	$91,424	$34,874	$(28,082	) (11)	$98,216
Securities available for sale, at fair value	102,646	—		102,646	5,404	—		108,050
Securities held to maturity, at amortized cost	386	—		386	23,965	—		24,351
Loans, net	288,862	—		288,862	139,890	299	(12)	429,051
Restricted equity securities, at cost	7,222	—		7,222	1,060	—		8,282
Premises and equipment, net	11,199	—		11,199	2,400	427	(13)	14,026
Goodwill	4,248	—		4,248	—	28,582	(14)	32,830
Core deposit intangible	226	—		226	—	3,799	(15)	4,025
Other amortizing intangible assets	862	—		862	—	—		862
Other assets	7,708	1,440	(4)	9,148	2,261	298	(16)	11,707

Total assets	$458,844	$57,379		$516,223	$209,854	$5,323		$731,400

Liabilities
Deposits	$380,257	$—		$380,257	$175,801	$703	(17)	$556,761
FHLB advances and other borrowings	36,000	—	(5)	36,000	15,930	(29	) (18)	51,901
Other liabilities	4,286	—		4,286	724	—		5,010
Subordinated debt	9,000	—		9,000	—	—		9,000

Total liabilities	429,543	—		429,543	192,455	674		622,672

Stockholder’s equity
Common Stock	—	—	(6)	—	1,420	(1,420	) (19)	—
Additional paid-in capital	—	68,354	(7)	68,354	11,575	12,441	(20)	92,370
Retained earnings	31,308	(2,560	)(8)	28,748	4,337	(6,305	) (21)	26,780
Employee stock ownership plan shares.	—	(5,610	)(9)	(5,610)	—	—		(5,610)
Restricted shares under stock-based incentive plan	—	(2,805	)(10)	(2,805)	—	—		(2,805)
Accumulated other comprehensive (loss) income	(2,007)	—		(2,007)	67	(67	) (22)	(2,007)

Total stockholders’ equity	29,301	57,379		86,680	17,399	4,649		108,728

Total liabilities and stockholders’ equity	$458,844	$57,379		$516,223	$209,854	$5,323		$731,400

(1)	Shows the effect of the mutual-to-stock conversion of Benjamin Franklin Bancorp, assuming gross proceeds of $66.1 million, the maximum, as adjusted, offering expenses of $1.8 million, a contribution to the Benjamin Franklin Bank Charitable Foundation of $4.0 million of common stock, and establishment of an employee stock ownership plan and the stock-based incentive plan that will acquire 8.0% and 4.0%, respectively, of the number of shares issued in the offering including the shares issued to the Benjamin Franklin Bank Charitable Foundation. The employee stock ownership plan is assumed to purchase its shares in the offering and in open market purchases. It is assumed that Benjamin Franklin Bancorp will purchase, for grant as restricted stock under the stock-based incentive plan, shares in the open market after receiving stockholder approval to adopt the plan. Open market purchases by the employee stock ownership plan and stock-based incentive plan are assumed at $10 per share. The reduction in retained earnings reflects the one-time expense of funding the Benjamin Franklin Bank Charitable Foundation net of a deferred tax asset.

(2)	Reflects the purchase accounting and acquisition adjustments related to the acquisition of Chart Bank for a price of $30.75 per share in cash and newly issued common stock.

(3)	Calculate as follows:

(Dollars in thousands)
Gross conversion proceeds	$66,125
Offering expenses	(1,771)
ESOP adjustment	(5,610)
Stock-based incentive plan (restricted stock grants) adjustment	(2,805)

Pro forma cash adjustment	$55,939

(4)	Deferred tax asset resulting from the expense of funding the Benjamin Franklin Bank Charitable Foundation based on marginal tax rate of 36.0%.

(5)	The employee stock ownership plan loan is assumed to be funded internally with a loan from Benjamin Franklin Bancorp, thus no borrowing liability will be recorded on the consolidated balance sheet of Benjamin Franklin Bancorp.

(6)	No par value common stock.

(7)	Calculate as follows:

(Dollars in thousands)
Net proceeds of offering	$64,354
Common stock issued to Foundation	4,000

Pro forma adjustment	$68,354

(8)	After-tax impact to retained earnings from the $4.0 million expense for funding the Benjamin Franklin Bank Charitable Foundation based on a marginal tax rate of 36.0%.

(9)	Contra-equity account established to reflect the unallocated shares in the employee stock ownership plan, anticipated to purchase 8.0% of the shares issued in the offering (including shares contributed to the Benjamin Franklin Bank Charitable Foundation).

(10)	Contra-equity account established to reflect the unvested shares of restricted stock under the stock-based incentive plan equal to 4.0% of offering plus foundation shares.

(11)	Includes the cash portion of the merger consideration paid to Chart Bank, non-tax deductible transaction costs remaining to be paid at September 30, 2004, tax deductible one time acquisition costs, and one time expenses that will be incurred by Benjamin Franklin Bancorp to consolidate Chart Bank, net of cash received from return of the Chart Bank Cooperative Central Bank deposit.

(Dollars in thousands)
Cash portion of merger consideration	$21,469
Non-tax deductible transaction expenses	983
Tax deductible transaction expenses	3,091
One time expenses incurred to consolidate Chart Bank	3,075
Return of Chart Bank Cooperative Central Bank Deposit	(536)

Total cash adjustment	$28,082

(12)	Yield adjustment to reflect the difference between portfolio yields and market rates as of September 30, 2004 for loans acquired in the acquisition. Yield adjustments were calculated using present value analysis as follows: (a) the acquired loan portfolio was segregated into pools of similar loans; (b) cash flow projections were prepared for each loan pool based interest rates, balances, remaining terms to maturity, and estimated prepayment speeds for each pool; (c) cash flows were discounted to present value using risk adjusted discount rates for comparable loans; and (d) the resulting difference between the present value of future cash flows for each pool and the corresponding principal balance was the yield adjustment. Yield adjustments on acquired loans are amortized into interest income using the interest method over the estimated lives of the acquired loans, which range between 0.5 years and 8.3 years, depending upon the type of loan (average is 4.2 years).

(13)	Reflects the difference between market values and net book values of fixed assets acquired in the acquisition.

(14)	Goodwill is an intangible asset that is not subject to amortization. The goodwill balance will be tested annually for impairment. Goodwill is calculated as:

(Dollars in thousands, except per share data)
Purchase price per share	$30.75
Number of shares acquired	1,420,000
Number of options acquired	137,000
Average exercise price of options.	$10.00

Table continued on following page

Table continued from previous page

Cost of purchasing shares	$43,665
Cost of purchasing options	2,843
Tax effect of purchasing options	(1,024)

Purchase price (net of tax effect of purchasing options)	45,484
Less: acquired stockholders’ equity	(17,399)
Plus: estimated non-tax deductible transaction costs	983
Plus: taxable purchase accounting adjustments	3,091
Estimated tax deductible transaction expenses (pre-tax)
Yield adjustment for acquired CDs	703
Yield adjustment for acquired borrowings	(29)
Yield adjustment for acquired loans	(299)
Core deposit intangible	(3,799)
Market value adjustment for fixed assets	(427)
Tax effect at 36.0% marginal tax rate	274

Goodwill	$28,582

(15)	Core deposit intangible is an identifiable intangible asset representing the economic value of the acquired Chart Bank deposit base, calculated as the present value benefit of funding operations with the acquired deposit base versus using an alternative wholesale funding source. The core deposit intangible asset is amortized into expense on an accelerated basis using the double declining balance method over 8.3 years.

(16)	Calculate as follows:

(Dollars in thousands)
Deferred tax entry for taxable transaction costs (footnote 14)	$(274)
Deferred tax entry for one time merger charges (footnote 21)	1,108
Repayment of Chart Bank Cooperative Central Bank deposit	(536)

Pro forma adjustment	$298

(17)	Yield adjustment to reflect the difference between portfolio yields and market rates as of September 30, 2004 for time deposits acquired in the acquisition. Yield adjustment is calculated as the difference between the current portfolio balances for time deposits and the present value of projected cash flows related to the time deposits discounted using current market rates. Current market rates were based on average rates paid by institutions competing in the regional market area based on rate surveys on or around September 30, 2004. The yield adjustment for time deposits will be accreted into income using the interest method over the lives of the acquired time deposits based on their monthly maturities (5 years).

(18)	Yield adjustment to reflect the difference between portfolio yields and market rates as of September 30, 2004 for borrowings acquired in the acquisition. Yield adjustment is calculated as the difference between the current portfolio balance for borrowings and the present value of projected cash flows related to the borrowings discounted using current market rates. Current market rates were based on rates offered by the Federal Home Loan Bank of Boston as of September 30, 2004. The yield adjustment for borrowings will be amortized into expense using the interest method over the lives of the acquired borrowings based on their monthly maturities (4 years).

(19)	Eliminate Chart Bank common stock par value. Newly issued shares of Benjamin Franklin Bancorp have no par value.

(20)	Calculate as follows:

(Dollars in thousands)
Eliminate existing Chart Bank paid-in capital	$(11,575)
Common stock (paid-in capital) issued in acquisition	24,016

Adjustment to paid-in capital	$12,441

(21)	Calculate as follows:

(Dollars in thousands)
Eliminate existing Chart Bank retained earnings	$(4,337)
One-time merger charges incurred:
Restructure FHLB advances and conversion of accounts	(3,075)
Tax effect at marginal rate of 36.0%	1,107

Adjustment to retained earnings	$(6,305)

(22)	Calculate to eliminate the capital account entries of Chart Bank pursuant to purchase accounting.

     September 30, 2004 Pro Forma Income Statement—Minimum of Offering Range. The following table presents pro forma income statement information for the nine months ended September 30, 2004 for Benjamin Franklin Bancorp and Chart Bank assuming the sale of 4,250,000 shares at the minimum of the offering range.

	Benjamin	Pro Forma		Benjamin	Chart	Pro Forma
	Franklin	Conversion		Franklin	Bank	Merger
	Bancorp	Adjustments		Bancorp as	Historical	Adjustments		Pro Forma
	Historical	(1)		Converted	(3)	(4)		Consolidated
	(Dollars in thousands)
Interest income	$15,223	$—		$15,223	$8,006	$(158	) (5)	$23,071
Interest expense	(5,024)	—		(5,024)	(2,732)	517	(6)	(7,239)

Net interest income before provision for loan losses	10,199	—		10,199	5,274	359		15,832
Provision for loan losses	(470)	—		(470)	(90)	—		(560)

Net interest income after provision for loan losses	9,729	—		9,729	5,184	359		15,272
Non-interest income	1,666	—		1,666	1,916	—		3,582
Non-interest expense	(9,457)	(92	) (2)	(9,549)	(5,636)	(696	) (7)	(15,881)

Income before provision for income taxes	1,938	(92)		1,846	1,464	(337)		2,973
Provision for income taxes	(626)	33		(593)	(680)	121	(8)	(1,152)

Net income	$1,312	$(59)		$1,253	$784	$(216)		$1,821

(1)	Shows the effect of the mutual-to-stock conversion of Benjamin Franklin Bancorp, assuming gross proceeds of $42.5 million, the minimum of the offering range, offering expenses of $1.6 million, a contribution to the Benjamin Franklin Bank Charitable Foundation of $3.4 million of common stock, and establishment of an employee stock ownership plan that will acquire 8.0% of the number of shares issued in the offering including the shares issued to the Benjamin Franklin Bank Charitable Foundation. The employee stock ownership plan is assumed to purchase its shares in the offering and in open market purchases. The loan taken down by the employee stock ownership plan will be amortized over 30 years on a straight line basis. The employee stock ownership plan expense shown reflects the estimated amortization expense on a pretax basis for the period shown. Benjamin Franklin Bancorp also intends to adopt an stock-based incentive plan that will award shares of restricted stock in the amount of 4.0% of the number of shares issued in the offering plus the shares issued to the Benjamin Franklin Bank Charitable Foundation. The shares to be granted by the stock-based incentive plan as restricted stock are assumed to be purchased in the open market after receiving stockholder approval. Open market purchases by the employee stock ownership plan and for the stock-based incentive plan are assumed at $10 per share. Also under the stock-based incentive plan, Benjamin Franklin Bancorp intends to grant options to purchase 10.0% of the number of shares issued in the offering plus shares issued to the Benjamin Franklin Bank Charitable Foundation. The exercise price of the options is assumed to be $10 per share and the grant-date price of the shares is also assumed to be $10 per share. Adjustments to record estimated stock-based incentive plan expenses, including expenses of the restricted stock awards and option grants, and interest income to be earned on net proceeds of the offering, will be recorded as incurred. Since these estimates are non-recurring, they are not reflected in the calculations of pro forma income. The estimated interest income assuming net cash proceeds of $35.4 million from the offering are invested at an average pretax yield of 2.16% for the nine months ended September 30, 2004 would be approximately $0.6 million pretax. The yield utilized approximates the yield on a one year U.S. Treasury security as of September 30, 2004. The estimated restricted stock expense for the stock-based incentive plan assuming gross proceeds of $42.5 million is $0.3 million pretax for the nine months ended September 30, 2004. The employee stock ownership plan loan is amortized over 30 years on a straight-line basis. Employee stock ownership plan shares are assumed to be released at $10 per share. The estimated stock option expense for the stock-based incentive plan assuming gross proceeds of $42.5 million is $0.3 million pretax for the nine months ended September 30, 2004. Restricted shares under the stock-based incentive plan are assumed to vest over 5 years on a straight-line basis. The fair value of the stock options are expensed over 5 years on a straight-line basis, and only 15.0% of the stock option expense is tax deductible. Taxes are calculated on an assumed marginal rate of 36.0%. No expenses are included for the shares issued to the Benjamin Franklin Bank Charitable Foundation or other merger-related charges, all of which are one time expenses.

(2)	Employee stock ownership plan loan is assumed to be funded internally, so no interest expense is recorded on the consolidated income statement for Benjamin Franklin Bancorp Employee stock ownership plan expense thus reflects only the amortization of principal for the period shown below:

(Dollars in thousands)
Employee stock ownership plan loan	$3,672
Divided by amortization period in years	÷ 30

Annual expense	$122
Nine months expense	$92

(3)	Chart Bank operating results for the nine months ended September 30, 2004 include $382,000 of merger-related expenses.

(4)	Reflects the purchase accounting and acquisition adjustments related to the acquisition of Chart Bank for a price of $30.75 per share in cash and newly issued common stock.

(5)	Adjustment to interest income is the amortization of the loan premium on the Chart Bank loans resulting from purchase accounting. Adjustments to record estimated interest income to be foregone as a result of funding the cash portion of the merger consideration paid to stockholders of Chart Bank and the expense of the acquisition will be recorded as incurred. Since these estimates are non-recurring, they are not reflected in the Pro forma income statements. The estimated reduction in interest income assuming total funding requirements of $28.1 million for the acquisition and related expenses, assuming such cash costs were funded with investments yielding 2.16% for the nine months ended September 30, 2004, would be approximately $0.5 million. The yield approximates the yield on the one year U.S. Treasury security on September 30, 2004.

(6)	Adjustment to interest expense is calculated as follows:

(Dollars in thousands)
Accretion of deposit premium from purchase accounting	$533
Amortization of borrowings discount from purchase accounting	(16)

Adjustment to interest income	$517

(7)	Adjustment to non-interest expense is calculated as follows:

Amortization of new core deposit intangible	$(684)
Depreciation adjustment for market value of fixed assets	(12)

Adjustment to non-interest expense	$(696)

(8)	Marginal tax rate of 36.0%.

     September 30, 2004 Pro Forma Income Statement—Maximum, as Adjusted, of Offering Range. The following table presents pro forma income statement information for the nine months ended September 30, 2004 for Benjamin Franklin Bancorp and Chart Bank assuming the sale of 6,612,500 shares at the maximum, as adjusted, of the offering range.

		Pro Forma		Benjamin		Pro Forma
	Benjamin	Conversion		Franklin		Merger
	Franklin	Adjustments		Bancorp as	Chart Bank	Adjustments		Pro Forma
	Historical	(1)		Converted	Historical(3)	(4)		Consolidated
	(Dollars in thousands)
Interest income	$15,223	$—		$15,223	$8,006	$(158	) (5)	$23,071
Interest expense	(5,024)	—		(5,024)	(2,732)	517	(6)	(7,239)

Net interest income before provision for loan losses	10,199	—		10,199	5,274	359		15,832
Provision for loan losses	(470)	—		(470)	(90)	—		(560)

Net interest income after provision for loan losses	9,729	—		9,729	5,184	359		15,272
Non-interest income	1,666	—		1,666	1,916	—		3,582
Non-interest expense	(9,457)	(141	) (2)	(9,598)	(5,636)	(696	) (7)	(15,930)

Income before provision for income taxes	1,938	(141)		1,797	1,464	(337)		2,924
Provision for income taxes	(626)	51		(575)	(680)	121	(8)	(1,134)

Net income	$1,312	$(90)		$1,222	$784	$(216)		$1,790

(1)	Shows the effect of the mutual-to-stock conversion of Benjamin Franklin Bancorp, assuming gross proceeds of $66.1 million, the maximum, as adjusted, of the offering range, offering expenses of $1.8 million, a contribution to the Benjamin Franklin Bank Charitable Foundation of $4.0 million of common stock, and establishment of an employee stock ownership plan that will acquire 8.0% of the number of shares issued in the offering including the shares issued to the Benjamin Franklin Bank Charitable Foundation. The employee stock ownership plan is assumed to purchase its shares in the offering and in open market purchases. The loan taken down by the employee stock ownership plan will be amortized over 30 years on a straight line basis. The employee stock ownership plan expense shown reflects the estimated amortization expense on a pretax basis for the period shown. Benjamin Franklin Bancorp also intends to adopt an stock-based incentive plan that will award shares of restricted stock in the amount of 4.0% of the number of shares issued in the offering plus the shares issued to the Benjamin Franklin Bank Charitable Foundation. The shares to be granted by the stock-based incentive plan as restricted stock are assumed to be purchased in the open market after receiving stockholder approval. Open market purchases by the employee stock ownership plan and for the stock-based incentive plan are assumed at $10 per share. Also under the stock-based benefit plan, Benjamin Franklin Bancorp intends to grant options to purchase 10.0% of the number of shares issued in the offering plus shares issued to the Benjamin Franklin Bank Charitable Foundation. The exercise price of the options is assumed to be $10 per share and the grant-date price of the shares is also assumed to be $10 per share. Adjustments to record estimated stock-based incentive plan expenses, including expenses of the restricted stock awards and option grants, and interest income to be earned on net proceeds of the offering, will be recorded as incurred. Since these estimates are non-recurring, they are not reflected in the calculations of pro forma income. The estimated interest income assuming net cash proceeds of $55.9 million from the offering are invested at an average pretax yield of 2.16% for the nine months ended September 30, 2004 would be approximately $0.9 million pretax. The yield utilized approximates the yield on a one year U.S. Treasury security as of September 30, 2004. The estimated restricted stock expense for the stock-based incentive plan assuming gross proceeds of $66.1 million is $0.4 million pretax for the nine months ended September 30, 2004. The estimated stock option expense for the stock-based incentive plan assuming gross proceeds of $66.1 million is $0.4 million pretax for the nine months ended September 30, 2004. The employee stock ownership plan loan is amortized over 30 years on a straight-line basis. Employee stock ownership plan shares are assumed to be released at $10 per share. Restricted shares under the stock-based incentive plan are assumed to vest over 5 years on a straight-line basis. The fair value of the stock options are expensed over 5 years on a straight-line basis, and only 15.0% of the stock option expense is tax deductible. Taxes are calculated on an assumed marginal rate of 36.0%. No expenses are included for the shares issued to the Benjamin Franklin Bank Charitable Foundation or other merger-related charges, all of which are one time expenses.

(2)	Employee stock ownership plan loan is assumed to be funded internally, so no interest expense is recorded on the consolidated income statement for Benjamin Franklin Bancorp Employee stock ownership plan expense thus reflects only the amortization of principal for the period shown below:

(Dollars in thousands)
Employee stock ownership plan loan	$5,610
Divided by amortization period in years	÷ 30

Annual expense	$187
Nine months expense	$141

(3)	Chart Bank operating results for the nine months ended September 30, 2004 include $382,000 of merger-related expenses.

(4)	Reflects the purchase accounting and acquisition adjustments related to the acquisition of Chart Bank for a price of $30.75 per share in cash and newly issued common stock.

(5)	Adjustment to interest income is the amortization of the loan premium on the Chart Bank loans resulting from purchase accounting. Adjustments to record estimated interest income to be foregone as a result of funding the cash portion of the merger consideration paid to stockholders of Chart Bank and the expense of the acquisition will be recorded as incurred. Since these estimates are non-recurring, they are not reflected in the Pro forma income statements. The estimated reduction in interest income assuming total funding requirements of $28.1 million for the acquisition and related expenses, assuming such cash costs were funded with investments yielding 2.16% for the nine months ended September 30, 2004, would be approximately $0.5 million. The yield approximates the yield on the one year U.S. Treasury security on September 30, 2004.

(6)	Adjustment to interest expense is calculated as follows:

(Dollars in Thousands)
Accretion of deposit premium from purchase accounting	$533
Amortization of borrowings discount from purchase accounting	(16)

Adjustment to interest expense	$517

(7)	Adjustment to non-interest expense is calculated as follows:

Amortization of new core deposit intangible	$(684)
Depreciation adjustment for market value of fixed assets	(12)

Adjustment to non-interest expense	$(696)

(8)	Marginal tax rate of 36.0%.

     December 31, 2003 Pro Forma Income Statement—Minimum of Offering Range. The following table presents pro forma income statement information for the year ended December 31, 2003 for Benjamin Franklin Bancorp and Chart Bank assuming the sale of 4,250,000 shares at the minimum of the offering range.

	Benjamin	Pro Forma		Benjamin		Pro Forma
	Franklin	Conversion		Franklin	Chart	Merger
	Bancorp	Adjustments		Bancorp as	Bank	Adjustments		Pro Forma
	Historical	(1)		Converted	Historical	(3)		Consolidated
	(Dollars in thousands)
Interest income	$19,532	$—		$19,532	$10,091	$(187	) (4)	$29,436
Interest expense	(6,752)	—		(6,752)	(3,452)	588	(5)	(9,616)

Net interest income before provision for loan losses	12,780	—		12,780	6,639	401		19,820
Provision for loan losses	(625)	—		(625)	(120)	—		(745)

Net interest income after provision for loan losses	12,155	—		12,155	6,519	401		19,075
Non-interest income	3,076	—		3,076	2,665	—		5,741
Non-interest expense	(12,724)	(122	) (2)	(12,846)	(6,406)	(928	) (6)	(20,180)

Income before provision for income taxes	2,507	(122)		2,385	2,778	(527)		4,636
Provision for income taxes	(819)	44		(775)	(1,076)	190	(7)	(1,661)

Net income	$1,688	$(78)		$1,610	$1,702	$(337)		$2,975

(1)	Shows the effect of the mutual-to-stock conversion of Benjamin Franklin Bancorp, assuming gross proceeds of $42.5 million, the minimum of the offering range, offering expenses of $1.6 million, a contribution to the Benjamin Franklin Bank Charitable Foundation of $3.4 million of common stock, and establishment of an employee stock ownership plan that will acquire 8.0% of the number of shares issued in the offering including the shares issued to the Benjamin Franklin Bank Charitable Foundation. The employee stock ownership plan is assumed to purchase its shares in the offering and in open market purchases. The loan taken down by the employee stock ownership plan will be amortized over 30 years on a straight line basis. The employee stock ownership plan expense shown reflects the estimated amortization expense on a pretax basis for the period shown. Benjamin Franklin Bancorp also intends to adopt an stock-based incentive plan that will award shares of restricted stock in the amount of 4.0% of the number of shares issued in the offering plus the shares issued to the Benjamin Franklin Bank Charitable Foundation. The shares to be granted by the stock-based incentive plan as restricted stock are assumed to be purchased in the open market after receiving stockholder approval. Open market purchases by the employee stock ownership plan and for the stock-based incentive plan are assumed at $10 per share. Also under the stock-based benefit plan, Benjamin Franklin Bancorp intends to grant options to purchase 10.0% of the number of shares issued in the offering plus shares issued to the Benjamin Franklin Bank Charitable Foundation. The exercise price of the options is assumed to be $10 per share and the grant-date price of the shares is also assumed to be $10 per share. Adjustments to record estimated stock-based incentive plan expenses, including expenses of the restricted stock awards and option grants, and interest income to be earned on net proceeds of the offering, will be recorded as incurred. Since these estimates are non-recurring, they are not reflected in the calculations of pro forma income. The estimated interest income assuming net cash proceeds of $35.4 million from the offering are invested at an average pretax yield of 1.26% for the year ended December 31, 2003 would be approximately $0.5 million pretax. The yield utilized approximates the yield on a one year U.S. Treasury security as of September 30, 2004. The estimated restricted expense for the stock-based incentive plan assuming gross proceeds of $42.5 million is $0.4 million pretax for the year ended December 31, 2003. The estimated stock option expense for the stock-based incentive plan assuming gross proceeds of $42.5 million is $0.3 million pretax for the nine months ended September 30, 2004. The employee stock ownership plan loan is amortized over 30 years on a straight-line basis. Employee stock ownership plan shares are assumed to be released at $10 per share. Restricted shares under the stock-based incentive plan are assumed to vest over 5 years on a straight-line basis. The fair value of the stock options are expensed over 5 years on a straight-line basis, and only 15.0% of the stock option expense is tax deductible. Taxes are calculated on an assumed marginal rate of 36.0%. No expenses are included for the shares issued to the Benjamin Franklin Bank Charitable Foundation or other merger-related charges, all of which are one time expenses.

(2)	Employee stock ownership plan loan is assumed to be funded internally, so no interest expense is recorded on the consolidated income statement for Benjamin Franklin Bancorp Employee stock ownership plan expense thus reflects only the amortization of principal for the period shown below:

(Dollars in thousands)
Employee stock ownership plan loan	$3,672
Divided by amortization period in years	÷ 30

Annual expense	$122
Nine months expense	$92

(3)	Reflects the purchase accounting and acquisition adjustments related to the acquisition of Chart Bank for a price of $30.75 per share in cash and newly issued common stock.

(4)	Adjustment to interest income is the amortization of the loan premium on the Chart Bank loans resulting from purchase accounting. Adjustments to record estimated interest income to be foregone as a result of funding the cash portion of the merger consideration paid to stockholders of Chart Bank and the expense of the acquisition will be recorded as incurred. Since these estimates are non-recurring, they are not reflected in the Pro forma income statements. The estimated reduction in interest income assuming total funding requirements of $28.1 million for the acquisition and related expenses, assuming such cash costs were funded with investments yielding 1.26% for year ended December 31, 2003, would be approximately $0.4 million. The yield approximates the yield on the one year U.S. Treasury security on December 31, 2003.

(5)	Adjustment to interest expense is calculated as follows:

(Dollars in thousands)
Accretion of deposit premium from purchase accounting	$606
Amortization of borrowings discount from purchase accounting	(18)

Adjustment to interest income	$588

(6)	Adjustment to non-interest expense is calculated as follows:

Amortization of new core deposit intangible	$(912)
Depreciation adjustment for market value of fixed assets	(16)

Adjustment to non-interest expense	$(928)

(7)	Marginal tax rate of 36.0%.

     December 31, 2003 Pro Forma Income Statement—Maximum, as Adjusted, of Offering Range. The following table presents pro forma income statement information for the year ended December 31, 2003 for Benjamin Franklin Bancorp and Chart Bank assuming the sale of 6,612,500 shares at the maximum, as adjusted, of the offering range.

	Benjamin	Pro Forma		Benjamin		Pro Forma
	Franklin	Conversion		Franklin		Merger
	Bancorp	Adjustments		Bancorp as	Chart Bank	Adjustments		Pro Forma
	Historical	(1)		Converted	Historical	(3)		Consolidated
	(Dollars in thousands)
Interest income	$19,532	$—		$19,532	$10,091	$(187	) (4)	$29,436
Interest expense	(6,752)	—		(6,752)	(3,452)	588	(5)	(9,616)

Net interest income before provision for loan losses	12,780	—		12,780	6,639	401		19,820
Provision for loan losses	(625)	—		(625)	(120)	—		(745)

Net interest income after provision for loan losses	12,155	—		12,155	6,519	401		19,075
Non-interest income	3,076	—		3,076	2,665	—		5,741
Non-interest expense	(12,724)	(187	) (2)	(12,911)	(6,406)	(928)	(6)	(20,245)

Income before provision for income taxes	2,507	(187)		2,320	2,778	(527)		4,571
Provision for income taxes	(819)	67		(752)	(1,076)	190	(7)	(1,638)

Net income	$1,688	$(120)		$1,568	$1,702	$(337)		$2,933

(1)	Shows the effect of the mutual-to-stock conversion of Benjamin Franklin Bancorp, assuming gross proceeds of $66.1 million, the maximum, as adjusted, of the offering range, offering expenses of $1.8 million, a contribution to the Benjamin Franklin Bank Charitable Foundation of $4.0 million of common stock, and establishment of an employee stock ownership plan that will acquire 8.0% of the number of shares issued in the offering including the shares issued to the Benjamin Franklin Bank Charitable Foundation. The employee stock ownership plan is assumed to purchase its shares in the offering and in open market purchases. The loan taken down by the employee stock ownership plan will be amortized over 30 years on a straight line basis. The employee stock ownership plan expense shown reflects the estimated amortization expense on a pretax basis for the period shown. Benjamin Franklin Bancorp also intends to adopt an stock-based incentive plan that will award shares of restricted stock in the amount of 4.0% of the number of shares issued in the offering plus the shares issued to the Benjamin Franklin Bank Charitable Foundation. The shares to be granted by the stock-based incentive plan as restricted stock are assumed to be purchased in the open market after receiving stockholder approval. Open market purchases by the employee stock ownership plan and for the stock-based incentive plan are assumed at $10 per share. Also under the stock-based benefit plan, Benjamin Franklin Bancorp intends to grant options to purchase 10.0% of the number of shares issued in the offering plus shares issued to the Benjamin Franklin Bank Charitable Foundation. The exercise price of the options is assumed to be $10 per share and the grant-date price of the shares is also assumed to be $10 per share. Adjustments to record estimated stock-based incentive plan expenses, including expenses of the restricted stock awards and option grants, and interest income to be earned on net proceeds of the offering, will be recorded as incurred. Since these estimates are non-recurring, they are not reflected in the calculations of pro forma income. The estimated interest income assuming net cash proceeds of $55.9 million from the offering are invested at an average pretax yield of 1.26% for the year ended December 31, 2003 would be approximately $0.7 million pretax. The yield utilized approximates the yield on a one year U.S. Treasury security as of September 30, 2004. The estimated restricted stock expense for the stock-based incentive plan assuming gross proceeds of $66.1 million is $0.6 million pretax for the year ended December 31, 2003. The estimated stock option expense for the stock-based incentive plan assuming gross proceeds of $66.1 million is $0.4 million pretax for the nine months ended September 30, 2004. The employee stock ownership plan loan is amortized over 30 years on a straight-line basis. Employee stock ownership plan shares are assumed to be released at $10 per share. Restricted shares under the stock-based incentive plan are assumed to vest over 5 years on a straight-line basis. The fair value of the stock options are expensed over 5 years on a straight-line basis, and only 15.0% of the stock option expense is tax deductible.. Taxes are calculated on an assumed marginal rate of 36.0%. No expenses are included for the shares issued to the Benjamin Franklin Bank Charitable Foundation or other merger-related charges, all of which are one time expenses.

(2)	Employee stock ownership plan loan is assumed to be funded internally, so no interest expense is recorded on the consolidated income statement for Benjamin Franklin Bancorp Employee stock ownership plan expense thus reflects only the amortization of principal for the period shown below:

(Dollars in thousands)
Employee stock ownership plan loan	$5,610
Divided by amortization period in years	÷ 30

Annual expense	$187
Nine months expense	$141

(3)	Reflects the purchase accounting and acquisition adjustments related to the acquisition of Chart Bank for a price of $30.75 per share in cash and newly issued common stock.

(4)	Adjustment to interest income is the amortization of the loan premium on the Chart Bank loans resulting from purchase accounting. Adjustments to record estimated interest income to be foregone as a result of funding the cash portion of the merger consideration paid to stockholders of Chart Bank and the expense of the acquisition will be recorded as incurred. Since these estimates are non-recurring, they are not reflected in the Pro forma income statements. The estimated reduction in interest income assuming total funding requirements of $28.1 million for the acquisition and related expenses, assuming such cash costs were funded with investments yielding 1.26% for year ended December 31, 2003, would be approximately $0.4 million. The yield approximates the yield on the one year U.S. Treasury security on December 31, 2003.

(5)	Adjustment to interest expense is calculated as follows:

(Dollars in thousands)
Accretion of deposit premium from purchase accounting	$606
Amortization of borrowings discount from purchase accounting	(18)

Adjustment to interest income	$588

(6)	Adjustment to non-interest expense is calculated as follows:

Amortization of new core deposit intangible	$(912)
Depreciation adjustment for market value of fixed assets	(16)

Adjustment to non-interest expense	$(928)

(7)	Marginal tax rate of 36.0%.

Pro Forma Conversion Data

     The actual net proceeds from the sale of Benjamin Franklin Bancorp common stock in the offering cannot be determined until the conversion is completed. However, the net proceeds in the offering are currently estimated to be between $40.9 million and $55.8 million, or up to $64.4 million at the maximum, as adjusted, in the event the offering range is increased by approximately 15.0%, based upon the following assumptions:

•	Benjamin Franklin Bancorp will sell all shares of common stock in the subscription offering;

•	Benjamin Franklin Bancorp’s employee stock ownership plan will purchase 8.0% of the shares of common stock issued in the offering, including shares contributed to the Benjamin Franklin Bank Charitable Foundation. The employee stock ownership plan is assumed to be funded internally with a loan from Benjamin Franklin Bancorp;

•	Benjamin Franklin Bancorp will acquire, through open market purchases, 4.0% of the shares of common stock issued in the offering, including shares contributed to the Benjamin Franklin Bank Charitable Foundation, for purposes of granting restricted stock awards under the stock-based incentive plan;

•	Benjamin Franklin Bancorp will make a contribution to the Benjamin Franklin Bank Charitable Foundation amounting to 340,000 shares of its common stock at the minimum of the offering range and 400,000 shares of its common stock at the midpoint, maximum and maximum as adjusted of the offering range, with an assumed value of $10 per share;

•	Expenses of the offering, other than the fees to be paid to Ryan Beck are estimated to be $1.1 million;

•	Ryan Beck will receive reimbursement of legal fees and other expenses in the amount of $100,000, in addition to fees equal to 1.0% of the aggregate purchase price of the shares of stock sold in the offering, excluding any shares purchased by any employee benefit plans, by any of Benjamin Franklin Bancorp’s directors, officers or employees or members of their immediate families, issued to the Benjamin Franklin Bank Charitable Foundation or issued to the Chart Bank Stockholders in the acquisition;

•	2,401,575 shares will be issued to Chart Bank’s stockholders in the acquisition; and

•	The cash required to fund the acquisition of Chart Bank was $28.1 million as of December 31, 2003 and September 30, 2004.

     Benjamin Franklin Bancorp has prepared the following tables, which set forth Benjamin Franklin Bancorp’s historical consolidated net income and stockholders’ equity in combination with Chart Bank prior to the conversion, and Benjamin Franklin Bancorp’s pro forma consolidated net income and stockholders’ equity following the conversion and acquisition of Chart Bank. In preparing these tables and in calculating pro forma data, the following assumptions have been made:

•	Pro forma earnings have been calculated assuming the stock had been sold at the beginning of the period and the net proceeds, if any, had been invested at an average yield of 2.16% and 1.26% for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, which approximates the yield on a one-year U.S. Treasury bill adjusted to a constant maturity (CMT) on September 30, 2004 and December 31, 2003, respectively;

•	The pro forma after-tax yield on the net proceeds from the offering is assumed to be 1.38% and 0.81% for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, based on a marginal tax rate of 36.00%;

•	No withdrawals were made from Benjamin Franklin Bancorp’s deposit accounts for the purchase of shares in the offering;

•	Benjamin Franklin Bancorp will grant options under the stock-based incentive plan to acquire common stock equal to 10.0% of the shares of common stock issued in the offering, including shares contributed to Benjamin Franklin Bank Charitable Foundation, and the estimated fair value of such options, estimated using an application of the Black-Scholes option pricing model, is recognized as expense over the vesting term of the options;

•	Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of stock issued in the conversion, issued to Chart Bank stockholders and issued to the Benjamin Franklin Bank Charitable Foundation, as adjusted in the pro forma net income per share to give effect to the purchase of shares by the employee stock ownership plan;

•	Pro forma stockholders’ equity amounts have been calculated as if Benjamin Franklin Bancorp common stock had been sold in the offering on September 30, 2004 and December 31, 2003, respectively, and, accordingly, no effect has been given to the assumed earnings effect of the transactions; and

•	Pro forma tangible stockholders’ equity amounts have been calculated by subtracting the estimated balances of intangible assets from pro forma stockholders’ equity; intangible assets include assets such as core deposit intangibles and goodwill.

     The following pro forma information may not be representative of the financial effects of the conversion at the date on which the conversion and the acquisition actually occur and should not be taken as indicative of future results of operations.

     Pro forma stockholders’ equity represents the difference between the stated amount of Benjamin Franklin Bancorp assets and liabilities computed in accordance with generally accepted accounting principles used in the United States. Stockholders’ equity does not give effect to intangible assets in the event of a liquidation. The pro forma stockholders’ equity is not intended to represent the fair market value of the common stock and may be different than amounts that would be available for distribution to stockholders in the event of liquidation.

     Stockholders’ equity gives no effect to the liquidation account to be established for the benefit of eligible account holders and supplemental eligible account holders. See “The Conversion And The Offering—Effects Of The Conversion—Liquidation Rights” on page [#].

     The tables on the following pages present historical data of Benjamin Franklin Bancorp and Chart Bank (as defined in the footnotes to the table), and Benjamin Franklin Bancorp’s pro forma data at or for the dates and periods indicated based on the assumptions set forth above and in the tables and should not be used as a basis for projection of the market value of the common stock following the conversion and the acquisition.

At or for the nine months ended September 30, 2004
Maximum
Minimum of	Midpoint of	Maximum of	As Adjusted
Offering	Offering	Offering	of Offering
Range	Range	Range	Range
4,250,000	5,000,000	5,750,000	6,612,500
Shares at	shares	shares	shares
$10 per	at $10 per	at $10 per	at $10 per
share	share	share	share (1)
(Dollars in thousands, except per share data)
Gross proceeds	$42,500	$50,000	$57,500	$66,125
Plus: shares issued to the foundation (2)	3,400	4,000	4,000	4,000
Plus: shares issued to Chart Bank (3)	24,016	24,016	24,016	24,016

Pro Forma Market Capitalization	$69,916	$78,016	$85,516	$94,141

Gross proceeds	$42,500	$50,000	$57,500	$66,125
Less: conversion expenses	(1,554)	(1,622)	(1,691)	(1,771)

Estimated net proceeds	40,946	48,378	55,809	64,354
Less: common stock acquired by ESOP (4)	(3,672)	(4,320)	(4,920)	(5,610)
Less: common stock acquired for restricted stock awards (5)	(1,836)	(2,160)	(2,460)	(2,805)

Estimated net proceeds as adjusted	35,438	41,898	48,429	55,939

Estimated acquisition cash costs (6)	$(28,082)	$(28,082)	$(28,082)	$(28,082)

For the nine months ended September 30, 2004
Consolidated net income
Historical consolidated net income(7)	$1,881	$1,881	$1,881	$1,881
Pro forma income on net proceeds	367	434	502	580
Pro forma acquisition adjustment (6)	(291)	(291)	(291)	(291)
Pro forma ESOP adjustment (4)	(59)	(69)	(79)	(90)
Pro forma restricted stock adjustment (5)	(176)	(207)	(236)	(269)
Pro forma stock option adjustment (8)	(251)	(295)	(336)	(383)

Pro forma net income	$1,471	$1,453	$1,441	$1,428

Per share net income (reflects SOP93-6)
Historical consolidated net income	$0.28	$0.26	$0.24	$0.21
Pro forma income on net proceeds	0.06	0.06	0.06	0.06
Pro forma acquisition adjustment (6)	(0.04)	(0.04)	(0.04)	(0.03)
Pro forma ESOP adjustment (4)	(0.01)	(0.01)	(0.01)	(0.01)
Pro forma restricted stock adjustment (5)	(0.03)	(0.03)	(0.03)	(0.03)
Pro forma stock option adjustment (8)	(0.04)	(0.04)	(0.04)	(0.04)

Pro forma net income per share	$0.22	$0.20	$0.18	$0.16

Shares used for calculating pro forma earnings per share	6,633,555	7,380,375	8,071,875	8,867,100

Stock price as a multiple of pro forma earnings per share (5)(8)	34.09	x	37.50	x	41.67	x	46.88	x

At September 30, 2004
Stockholders’ equity:
Historical consolidated stockholders’ equity (9)	$52,634	$52,634	$52,634	$52,634
Estimated net proceeds	40,946	48,378	55,809	64,354
Plus: tax benefit of shares issued to foundation (2)	1,224	1,440	1,440	1,440
Plus: shares issued to foundation (2)	3,400	4,000	4,000	4,000
Less: shares issued to foundation (2)	(3,400)	(4,000)	(4,000)	(4,000)
Less: common stock acquired by ESOP (4)	(3,672)	(4,320)	(4,920)	(5,610)
Less: common stock acquired for restricted stock awards (5)	(1,836)	(2,160)	(2,460)	(2,805)

Pro forma stockholders’ equity	89,296	95,972	102,503	110,013
Intangible assets (10)	(36,573)	(36,573)	(36,573)	(36,573)

Pro forma tangible stockholders equity	$52,723	$59,399	$65,930	$73,440

Footnotes on following page

	At or for the nine months ended September 30, 2004
				Maximum
	Minimum of	Midpoint of	Maximum of	As Adjusted
	Offering	Offering	Offering	of Offering
	Range	Range	Range	Range
	4,250,000	5,000,000	5,750,000	6,612,500
	Shares at	shares	shares	shares
	at $10 per	at $10 per	at $10 per	at $10 per
	share	share	share	share (1)
	(Dollars in thousands, except per share data)
At September 30, 2004
Stockholders’ equity per share
Historical	$7.52	$6.75	$6.16	$5.59
Estimated net proceeds	5.86	6.20	6.53	6.84
Plus: tax benefit of shares issued to foundation (2)	0.18	0.18	0.17	0.15
Plus: shares issued to foundation (2)	0.49	0.51	0.47	0.42
Less: shares issued to foundation (2)	(0.49)	(0.51)	(0.47)	(0.42)
Less: common stock acquired by ESOP (4)	(0.53)	(0.55)	(0.58)	(0.60)
Less: common stock acquired for restricted stock awards (5)	(0.26)	(0.28)	(0.29)	(0.30)

Pro forma stockholders’ equity per share	12.77	12.30	11.99	11.68
Intangible assets (10)	(5.23)	(4.69)	(4.28)	(3.88)

Pro forma tangible stockholders’ equity per share	$7.54	$7.61	$7.71	$7.80

Shares used for pro forma stockholders equity per share	6,991,575	7,801,575	8,551,575	9,414,075

Stock price as a percentage of equity per share (5)	78.31%	81.30%	83.40%	85.62%

Stock price as a percentage of tangible equity per share (5)(8)(10)	132.63%	131.41%	129.70%	128.21%

(1)	As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the estimated offering range of up to 15.0% as a result of regulatory considerations, demand for the shares, or changes in market or general financial and economic conditions following the commencement of the offering.

(2)	Benjamin Franklin Bancorp will make a contribution to the Benjamin Franklin Bank Charitable Foundation amounting to the lesser of 8.0% of the shares actually sold in the offering and 400,000 shares of its common stock. The pro forma net income does not take into account the non-recurring expense that will be recognized as a result of the establishment of the Foundation. Benjamin Franklin Bancorp expects to recognize a tax benefit of and an after tax expense related to the contribution to the Benjamin Franklin Bank Charitable Foundation.

(3)	Assumes 2,401,575 shares of Benjamin Franklin Bancorp common stock will be issued to Chart Bank stockholders in the acquisition.

(4)	It is assumed that the employee stock ownership plan will purchase up to 8.0% of the shares issued in the offering, including shares issued to the Benjamin Franklin Bank Charitable Foundation. The employee stock ownership plan is assumed to be funded internally with a loan from Benjamin Franklin Bancorp. Benjamin Franklin Bank intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the principal and the interest requirement of the debt. Benjamin Franklin Bank’s total annual payments on the employee stock ownership plan debt is based upon 30 equal installments of principal and interest. The pro forma adjustments assume the employee stock ownership plan shares are allocated in equal installments based on the number of loan repayment installments assumed to be paid by Benjamin Franklin Bank, the fair value of the common stock remains at the subscription price and the employee stock ownership plan expense reflects an effective combined federal and state tax rate of 36.0%. The unallocated employee stock ownership plan shares are reflected as a reduction of stockholders equity. No reinvestment rate is assumed on the proceeds contributed to the fund the employee stock ownership plan. The pro forma net income further assumes (i) that 9,180, 10,800, 12,300 and 14,025 shares were committed to be released during the period at the minimum, midpoint, maximum and the adjusted maximum of the offering range, respectively, and (ii) only the employee stock ownership plan shares committed to be released during the period were considered outstanding for purposes of net income per share calculations.

(5)	If the stock-based incentive plan is approved by Benjamin Franklin Bancorp’s stockholders, Benjamin Franklin Bancorp may purchase an aggregate number of shares of common stock equal to 4.0% of the shares to be sold in the offering (or possibly a greater number of shares if the plan is implemented more than one year after completion of the conversion, although such plan, including the amount awarded under such plan, may remain subject to supervisory restrictions), to be awarded as restricted stock to officers and directors under the stock-based incentive plan. Stockholder approval of the stock-based incentive plan and purchases of stock for grant under the plan may not occur earlier than six months after the completion of the conversion. The shares may be issued directly by Benjamin Franklin Bancorp or acquired through open market purchases. The funds to be used purchase the shares to be awarded by the stock-based incentive plan will be provided by Benjamin Franklin Bancorp. The table assumes that (i) the shares to be awarded under the stock-based incentive plan are acquired through open market purchases at $10 per share, (ii) 15.0% of the amount contributed to the stock-based incentive plan is amortized as an expense during the year ended December 31, 2003 and (iii) the stock-based incentive plan expense reflects an effective combined federal and state tax rate of 36.0%. Assuming stockholder approval of the stock-based incentive plan and that shares of common stock (equal to 4.0% of the shares sold in the offering) are awarded through the use of authorized but unissued shares of common stock, stockholders would have their ownership and voting interests diluted by approximately 2.7%.

(6)	Represents the cash portion of the purchase price of Chart Bank, transaction expenses related to the Chart Bank acquisition and cash merger expenses of Benjamin Franklin Bancorp as follows:

(Dollars in thousands)
Acquisition of Chart Bank (net of tax-effect of option cash-out)	$21,469
Transaction expenditures	983
Merger expenses	3,091
One time operating expenses	3,075
Less: Recovery of Chart Bank Cooperative Central Bank deposit	(536)

Total acquisition cash costs	$28,082

The pro forma acquisition adjustment to net income reflects the after-tax amount of interest income foregone as a result of the payment of acquisition cash costs out of the gross proceeds of the offering for the nine months ended September 30, 2004, assuming an interest rate of 2.16% and a marginal tax rate of 36.0%.

(7)	Historical net income includes the historical net income of Benjamin Franklin Bancorp and Chart Bank, and the impact of the recurring purchase accounting adjustments.

(8)	Gives effect to the options Benjamin Franklin Bancorp expects to grant under the stock-based incentive plan, which is expected to be adopted by Benjamin Franklin Bancorp following the offering and presented for approval not earlier than six months after the completion of the conversion. Benjamin Franklin Bancorp has assumed that options will be granted to acquire 10.0% of the shares sold in the offering, including shares issued to the Benjamin Franklin Bank Charitable Foundation. In calculating the pro forma effect of the stock options, it is assumed that the exercise price of the stock options and the trading price of the stock at the date of grant were $10.00 per share, the estimated grant-date fair value pursuant to the application of the Black-Scholes option pricing model was $3.85 for each option, the aggregate grant-date fair value of the stock options was amortized to expense on a straight line basis over a five year vesting period of the option, and that 15.0% of the amortization expense (or the assumed portion relating to options granted to directors) resulted in a tax benefit using an assumed tax rate of 36.0%. Under the above assumptions, the granting of options under the stock-based incentive plan will result in no additional shares under the treasury stock method for purposes of calculating earnings per share. There can be no assurance that the actual exercise price of the stock options will be equal to the $10.00 price per share. If a portion of the shares to satisfy the exercise of options under the stock-based incentive plan are obtained from the issuance of authorized but unissued shares, Benjamin Franklin Bancorp’s net income per share and stockholders’ equity per share will decrease. This will also have a dilutive effect of up to 6.7% on the ownership interest of persons who purchase common stock in the offering.

(9)	Historical stockholders’ equity includes the historical equity of Benjamin Franklin Bancorp and the impact of the Chart Bank acquisition.

(10)	Equity is adjusted to exclude $36.6 million of goodwill and other intangibles on a pro forma basis reflecting the acquisition as of September 30, 2004.

At or for the year ended December 31, 2003
Maximum,
Minimum of	Midpoint of	Maximum of	As Adjusted,
Offering	Offering	Offering	of Offering
Range	Range	Range	Range
4,250,000	5,000,000	5,750,000	6,612,500
Shares	Shares	Shares	Shares
at $10 per	at $10 per	at $10 per	at $10 per
share	share	share	share (1)
(Dollars in thousands, except per share data)
Gross proceeds	$42,500	$50,000	$57,500	$66,125
Plus: shares issued to the foundation (2)	3,400	4,000	4,000	4,000
Plus: shares issued to Chart Bank (3)	24,016	24,016	24,016	24,016

Pro Forma Market Capitalization	$69,916	$78,016	$85,516	$94,141

Gross proceeds	$42,500	$50,000	$57,500	$66,125
Less: conversion expenses	(1,554)	(1,622)	(1,691)	(1,771)

Estimated net proceeds	40,946	48,378	55,809	64,354
Less: common stock acquired by ESOP (4)	(3,672)	(4,320)	(4,920)	(5,610)
Less: common stock acquired for restricted stock awards (5)	(1,836)	(2,160)	(2,460)	(2,805)

Estimated net proceeds	35,438	41,898	48,429	55,939

Estimated acquisition cash costs (6)	$(28,082)	$(28,082)	$(28,082)	$(28,082)

For the 12 Months ended December 31, 2003
Consolidated net income
Historical consolidated net income (7)	$3,053	$3,053	$3,053	$3,053
Pro forma income on net proceeds	286	338	391	451
Pro forma acquisition adjustment (6)	(226)	(226)	(226)	(226)
Pro forma ESOP adjustment (4)	(78)	(92)	(105)	(120)
Pro forma restricted stock adjustment (5)	(235)	(276)	(315)	(359)
Pro forma stock option adjustment (8)	(334)	(393)	(448)	(511)

Pro forma net income	$2,466	$2,404	$2,350	$2,288

Per share net income (reflects SOP93-6)
Historical	$0.46	$0.41	$0.38	$0.35
Pro forma income on net proceeds	0.04	0.05	0.05	0.05
Pro forma acquisition adjustment (6)	(0.03)	(0.03)	(0.03)	(0.03)
Pro forma ESOP adjustment (4)	(0.01)	(0.01)	(0.01)	(0.01)
Pro forma restricted stock adjustment (5)	(0.04)	(0.04)	(0.04)	(0.04)
Pro forma stock option adjustment (8)	(0.05)	(0.05)	(0.06)	(0.06)

Pro forma net income per share	$0.37	$0.33	$0.29	$0.26

Shares used for calculating pro forma earnings per share	6,636,615	7,383,975	8,075,975	8,871,775

Stock price as a multiple of pro forma earnings per share (5)(8)	27.03	x	30.30	x	34.48	x	38.46	x

At December 31, 2003
Stockholders’ equity:
Historical consolidated stockholders’ equity (9)	$51,349	$51,349	$51,349	$51,349
Estimated net proceeds	40,946	48,378	55,809	64,354
Plus: tax benefit of shares issued to foundation (2)	1,224	1,440	1,440	1,440
Plus: shares issued to foundation (2)	3,400	4,000	4,000	4,000
Less: shares issued to foundation (2)	(3,400)	(4,000)	(4,000)	(4,000)
Less: common stock acquired by ESOP (4)	(3,672)	(4,320)	(4,920)	(5,610)
Less: common stock acquired for restricted stock awards (5)	(1,836)	(2,160)	(2,460)	(2,805)

Pro forma stockholders’ equity	88,011	94,687	101,218	108,728
Intangible assets (10)	(36,855)	(36,855)	(36,855)	(36,855)

Pro forma tangible stockholders equity	$51,156	$57,832	$64,363	$71,873

Footnotes on following page

	At or for the year ended December 31, 2003
				Maximum,
	Minimum of	Midpoint of	Maximum of	As Adjusted,
	Offering	Offering	Offering	of Offering
	Range	Range	Range	Range
	4,250,000	5,000,000	5,750,000	6,612,500
	Shares	Shares	Shares	Shares
	at $10 per	at $10 per	at $10 per	at $10 per
	share	share	share	share (1)
At December 31, 2003
Stockholders’ equity per share
Historical	$7.34	$6.58	$6.00	$5.45
Estimated net proceeds	5.86	6.20	6.54	6.85
Plus: tax benefit of shares issued to foundation (2)	0.18	0.18	0.17	0.15
Plus: shares issued to foundation (2)	0.49	0.51	0.47	0.42
Less: shares issued to foundation (2)	(0.49)	(0.51)	(0.47)	(0.42)
Less: common stock acquired by ESOP (4)	(0.53)	(0.55)	(0.58)	(0.60)
Less: common stock acquired for restricted stock awards (5)	(0.26)	(0.28)	(0.29)	(0.30)

Pro forma stockholders’ equity per share	12.59	12.13	11.84	11.55
Intangible assets (10)	(5.27)	(4.72)	(4.31)	(3.92)

Pro forma tangible stockholders’ equity per share	$7.32	$7.41	$7.53	$7.63

Shares used for pro forma stockholders equity per share	6,991,575	7,801,575	8,551,575	9,414,075

Stock price as a percentage of equity per share (5)	79.43%	82.44%	84.46%	86.58%

Stock price as a percentage of tangible equity per share (5)(8)(10)	136.61%	134.95%	132.80%	131.06%

(1)	As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the estimated offering range of up to 15.0% as a result of regulatory considerations, demand for the shares, or changes in market or general financial and economic conditions following the commencement of the offering.

(2)	Benjamin Franklin Bancorp will make a contribution to the Benjamin Franklin Bank Charitable Foundation amounting to the lesser of 8.0% of the shares actually sold in the offering and 400,000 shares of its common stock. The pro forma net income does not take into account the non-recurring expense that will be recognized as a result of the establishment of the Foundation. Benjamin Franklin Bancorp expects to recognize a tax benefit of and an after tax expense related to the contribution to the Benjamin Franklin Bank Charitable Foundation.

(3)	Assumes 2,401,575 shares of Benjamin Franklin Bancorp common stock will be issued to Chart Bank stockholders in the acquisition.

(4)	It is assumed that the employee stock ownership plan will purchase up to 8.0% of the shares issued in the offering, including shares issued to the Benjamin Franklin Bank Charitable Foundation. The employee stock ownership plan is assumed to be funded internally with a loan from Benjamin Franklin Bancorp. Benjamin Franklin Bank intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the principal and the interest requirement of the debt. Benjamin Franklin Bank’s total annual payments on the employee stock ownership plan debt is based upon 30 equal installments of principal and interest. The pro forma adjustments assume the employee stock ownership plan shares are allocated in equal installments based on the number of loan repayment installments assumed to be paid by Benjamin Franklin Bank, the fair value of the common stock remains at the subscription price and the employee stock ownership plan expense reflects an effective combined federal and state tax rate of 36.0%. The unallocated employee stock ownership plan shares are reflected as a reduction of stockholders equity. No reinvestment rate is assumed on the proceeds contributed to the fund the employee stock ownership plan. The pro forma net income further assumes (i) that 12,240, 14,400, 16,400 and 18,700 shares were committed to be released during the period at the minimum, midpoint, maximum and the adjusted maximum of the offering range, respectively, and (ii) only the employee stock ownership plan shares committed to be released during the period were considered outstanding for purposes of net income per share calculations.

(5)	If the stock-based incentive plan is approved by Benjamin Franklin Bancorp’s stockholders, Benjamin Franklin Bancorp may purchase an aggregate number of shares of common stock equal to 4.0% of the shares to be sold in the offering (or possibly a greater number of shares if the plan is implemented more than one year after completion of the conversion, although such plan, including the amount awarded under such plan, may remain subject to supervisory restrictions), to be awarded as restricted stock to officers and directors under the stock-based incentive plan. Stockholder approval of the stock-based incentive plan and purchases of stock for grant under the plan may not occur earlier than six months after the completion of the conversion. The shares may be issued directly by Benjamin Franklin Bancorp or acquired through open market purchases. The funds to be used purchase the shares to be awarded by the stock-based incentive plan will be provided by Benjamin Franklin Bancorp. The table assumes that (i) the shares to be awarded under the stock-based incentive plan are acquired through open market purchases at $10 per share, (ii) 15.0% of the amount contributed to the stock-based incentive plan is amortized as an expense during the year ended December 31, 2003 and (iii) the stock-based incentive plan expense reflects an effective combined federal and state tax rate of 36.0%. Assuming stockholder approval of the stock-based incentive plan and that shares of common stock (equal to 4.0% of the shares sold in the offering) are awarded through the use of authorized but unissued shares of common stock, stockholders would have their ownership and voting interests diluted by approximately 2.7%.

(6)	Represents the cash portion of the purchase price of Chart Bank, transaction expenses related to the Chart Bank acquisition and cash merger expenses of Benjamin Franklin Bancorp as follows:

(Dollars in thousands)
Acquisition of Chart Bank (net of tax-effect of option cash-out)	$21,469
Transaction expenditures	983
Merger expenses	3,091
One time operating expenses	3,075
Less: Recovery of Chart Bank Cooperative Central Bank deposit	(536)

Total acquisition cash costs	$28,082

The pro forma acquisition adjustment to net income reflects the after-tax amount of interest income foregone as a result of the payment of acquisition cash costs out of the gross proceeds of the offering for the nine months ended September 30, 2004, assuming an interest rate of 2.16% and a marginal tax rate of 36.0%.

(7)	Historical net income includes the historical net income of Benjamin Franklin Bancorp and Chart Bank, and the impact of the recurring purchase accounting adjustments.

(8)	Gives effect to the options Benjamin Franklin Bancorp expects to grant under the stock-based incentive plan, which is expected to be adopted by Benjamin Franklin Bancorp following the offering and presented for approval not earlier than six months after the completion of the conversion. Benjamin Franklin Bancorp has assumed that options will be granted to acquire 10.0% of the shares sold in the offering, including shares issued to the Benjamin Franklin Bank Charitable Foundation. In calculating the pro forma effect of the stock options, it is assumed that the exercise price of the stock options and the trading price of the stock at the date of grant were $10.00 per share, the estimated grant-date fair value pursuant to the application of the Black-Scholes option pricing model was $3.85 for each option, the aggregate grant-date fair value of the stock options was amortized to expense on a straight line basis over a five year vesting period of the option, and that 15.0% of the amortization expense (or the assumed portion relating to options granted to directors) resulted in a tax benefit using an assumed tax rate of 36.0%. Under the above assumptions, the granting of options under the stock-based incentive plan will result in no additional shares under the treasury stock method for purposes of calculating earnings per share. There can be no assurance that the actual exercise price of the stock options will be equal to the $10.00 price per share. If a portion of the shares to satisfy the exercise options under the stock-based incentive plan are obtained from the issuance of authorized but unissued shares, Benjamin Franklin Bancorp’s net income per share and stockholders’ equity per share will decrease. This will also have a dilutive effect of up to 6.7% on the ownership interest of persons who purchase common stock in the offering.

(9)	Historical stockholders’ equity includes the historical equity of Benjamin Franklin Bancorp and the impact of the Chart Bank acquisition.

(10)	Equity is adjusted to exclude $36.9 million of goodwill and other intangibles on a pro forma basis reflecting the acquisition as of December 31, 2003.

COMPARISON OF INDEPENDENT VALUATION AND PRO FORMA FINANCIAL INFORMATION
WITH AND WITHOUT THE BENJAMIN FRANKLIN BANK CHARITABLE FOUNDATION

     As set forth in the following table, if Benjamin Franklin Bancorp was not making a contribution to the Benjamin Franklin Bank Charitable Foundation as part of the conversion, RP Financial, LC. estimates that the pro forma valuation of Benjamin Franklin Bancorp would be greater, which would increase the amount of common stock offered for sale in the offering. Without the foundation, the amount of common stock offered for sale in the offering at the midpoint of the offering range would be approximately $6.0 million greater. If the Benjamin Franklin Bank Charitable Foundation were not established, there is no assurance that the appraisal prepared at the time of conversion would conclude that the pro forma market value of Benjamin Franklin Bancorp would be the same as the estimate set forth in the table below.

     The information presented in the following table is for comparative purposes only. It assumes that the conversion, the contribution to the Benjamin Franklin Bank Charitable Foundation and the Chart Bank acquisition were completed at September 30, 2004. It shows gross proceeds of $42.5 million, $50.0 million $57.5 million and $66.1 million, respectively, at the minimum, midpoint, maximum and maximum, as adjusted, of the offering range, and the establishment of an employee stock ownership plan that would acquire 8.0% of the number of shares issued in the offering including the shares issued to the Benjamin Franklin Bank Charitable Foundation. It reflects the establishment of a stock-based incentive plan that would grant restricted stock awards and options to acquire shares of stock in an amount equal to 4.0% and 10.0%, respectively, of the shares issued in the offering including the shares issued to the Benjamin Franklin Bank Charitable Foundation. It assumes that the employee stock ownership plan will purchase shares in the offering and open market and that Benjamin Franklin Bancorp will purchase, for award as restricted stock under the stock-based incentive plan, shares in the open market within one year of the conversion. Open market purchases are assumed at $10 per share. It also assumes that options are granted with a $10.00 exercise price and that the grant-date price of the stock is $10.00 per share. For comparative purposes, the table also shows the effects of the conversion, assuming no contribution to the foundation and gross proceeds of $47.6 million, $56.0 million, $64.4 million and $74.1 million, respectively, at the minimum, midpoint, maximum and maximum, as adjusted, of the offering range.

							At the Maximum,
	At the Minimum		At the Midpoint		At the Maximum		as adjusted,
	4,250,000 Shares		5,000,000 Shares		5,750,000 Shares		6,612,500 Shares
	With	Without	With	Without	With	Without	With	Without
	Foundation	Foundation	Foundation	Foundation	Foundation	Foundation	Foundation	Foundation
			(Dollars in thousands, except per share amounts)
Estimated offering amount (1)	$42,500	$47,600	$50,000	$56,000	$57,500	$64,400	$66,125	$74,060
Pro forma market capitalization (2)	69,916	71,616	78,016	80,016	85,516	88,416	94,141	98,076
Pro forma total assets (3)	816,030	819,653	822,706	826,967	829,237	834,282	836,747	842,694
Pro forma total liabilities (4)	726,734	726,734	726,734	726,734	726,734	726,734	726,734	726,734
Pro forma stockholders’ equity	89,296	92,919	95,972	100,233	102,503	107,548	110,013	115,960
Pro forma net income (5)	1,471	1,504	1,453	1,491	1,441	1,478	1,428	1,463
Pro forma stockholders’ equity per share	12.77	12.97	12.30	12.53	11.99	12.16	11.68	11.82
Pro forma tangible stockholders’ equity per share	7.54	7.86	7.61	7.96	7.71	8.02	7.80	8.09
Pro forma net income per share(5)	$0.22	$0.22	$0.20	$0.20	$0.18	$0.18	$0.16	$0.16

Footnotes on following page

							At the Maximum,
	At the Minimum		At the Midpoint		At the Maximum		as adjusted,
	4,250,000 Shares		5,000,000 Shares		5,750,000 Shares		6,612,500 Shares
	With	Without	With	Without	With	Without	With	Without
	Foundation	Foundation	Foundation	Foundation	Foundation	Foundation	Foundation	Foundation

Pro forma pricing ratios
Offering price as a percent of pro forma stockholders’ equity per share	78.31%	77.10%	81.30%	79.81%	83.40%	82.24%	85.62%	84.60%
Offering price as a percent of pro forma tangible stockholders’ equity per share	132.63%	127.23%	131.41%	125.63%	129.70%	124.69%	128.21%	123.61%
Offering price as a multiple of pro forma net income per share (6)	34.09	34.09	37.50	37.50	41.67	41.67	46.88	46.88
Offering price to assets	8.57%	8.74%	9.48%	9.68%	10.31%	10.60%	11.25%	11.64%

Pro Forma Financial Ratios
Return on assets (7)	0.24%	0.24%	0.24%	0.24%	0.23%	0.24%	0.23%	0.23%
Return on stockholders’ equity (8)	2.20%	2.16%	2.02%	1.98%	1.87%	1.83%	1.73%	1.68%
Stockholders’ equity to assets	10.94%	11.34%	11.67%	12.12%	12.36%	12.89%	13.15%	13.76%
Tangible stockholders’ equity to assets	6.76%	7.20%	7.56%	8.05%	8.32%	8.90%	9.18%	9.85%

(1)	Gross proceeds of the offering, based on the midpoint of the preliminary pro forma valuation prepared by RP Financial, LC. as of November 26, 2004.

(2)	Gross proceeds of the offering, plus shares issued to the Benjamin Franklin Bank Charitable Foundation and shares issued to Chart Bank stockholders in the acquisition.

(3)	Pro forma total assets are equal to Benjamin Franklin Bancorp’s total assets at September 30, 2004, plus estimated net proceeds and the tax benefit created by the shares issued to the Benjamin Franklin Bank Charitable Foundation plus the assets of Chart Bank, as adjusted to reflect acquisition and purchase accounting adjustments.

(4)	Pro forma total liabilities are equal to Benjamin Franklin Bancorp’s total liabilities at September 30, 2004, plus the liabilities assumed through the acquisition of Chart Bank as adjusted to reflect acquisition and purchase accounting adjustments.

(5)	Pro forma earnings per share for the nine months ended September 30, 2004. If the contribution to the Benjamin Franklin Bank Charitable Foundation had been expensed during the nine months ended September 30, 2004, Benjamin Franklin Bancorp would have incurred a net loss.

(6)	Offering price of $10 per share divided by annualized pro forma net income per share.

(7)	If the contribution to the Benjamin Franklin Bank Charitable Foundation had been expensed during the nine months ended September 30, 2004, annualized pro forma return on assets would have been (0.12%), (0.18%), (0.18%), and (0.18%) at the minimum, midpoint, maximum, and maximum, as adjusted, respectively.

(8)	If the contribution to the Benjamin Franklin Bank Charitable Foundation had been expensed during the nine months ended September 30, 2004, annualized pro forma return on equity would have been (1.05%), (1.54%), (1.46%) and (1.37%), at the minimum, midpoint, maximum, and maximum, as adjusted, respectively.

THE SPECIAL MEETING

     Chart Bank’s board of directors is soliciting proxies in connection with the special meeting of stockholders to vote on the proposal to approve the merger agreement and the transactions contemplated by the merger agreement.

Date, Time and Place of the Special Meeting

     Chart Bank will hold a special meeting of stockholders on Wednesday, March 16, 2005 at 10:30 a.m. local time at Brae Burn Country Club, 326 Fuller Street, West Newton, Massachusetts 02465

Matters to be Considered at the Special Meeting

     At the special meeting, Chart Bank stockholders will consider and vote upon a proposal to approve the merger agreement and the transactions contemplated by the merger agreement.

     Chart Bank stockholders will also be asked to consider and to act upon such other business and matters or proposals as may properly become before the special meeting. At the time of mailing this proxy statement/prospectus, Chart Bank’s board of directors was not aware of any matters, other than those listed above, that may be presented for action at the special meeting.

     A copy of the merger agreement is attached to this proxy statement/prospectus as Appendix A. Chart Bank stockholders are encouraged to read the merger agreement in its entirety and the other information contained in this proxy statement/prospectus carefully before deciding how to vote.

Recommendation of Chart Bank’s Board of Directors

     Chart Bank’s board of directors has determined that the approval of the merger agreement and the transactions contemplated by the merger agreement is advisable and in the best interests of Chart Bank and its stockholders and unanimously recommends that you vote “FOR” approval of the merger agreement and the transactions contemplated by the merger agreement.

Record Date; Stock Entitled to Vote; Quorum

     Chart Bank’s board of directors has fixed the close of business on February 1, 2005 as the record date for determination of Chart Bank stockholders entitled to notice of and to vote at the special meeting. Only stockholders of Chart Bank common stock owned as of the record date may vote at the special meeting.

     As of the close of business on the record date, 1,420,000 shares of Chart Bank common stock were issued and outstanding and held by approximately 28 holders of record.

     Stockholders holding a majority of the shares of Chart Bank common stock outstanding on the record date must be present at the special meeting, in person or by proxy, to establish a quorum. Abstentions will be counted for the purpose of determining a quorum. If a quorum is not present, it is expected that the special meeting will be adjourned or postponed to solicit additional proxies.

Vote Required

     Approval of the merger agreement and the transactions contemplated by the merger agreement requires the affirmative vote of at least two-thirds of the shares of common stock of Chart Bank outstanding and entitled to vote on the proposal. Any other matter properly submitted to stockholders for their consideration at the special meeting would require the vote of the holders of a majority of the shares of common stock voting on such matter at the special meeting, unless a greater vote is required by law or by Chart Bank’s articles of organization or by-laws. If the special meeting is adjourned or postponed prior to voting on the proposal to approve the merger agreement and the transactions contemplated by the merger agreement, at any subsequent reconvening of the special meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the special meeting, as long as such proxies are not dated more than six-months before the date of the reconvened meeting and except for any proxies that have been effectively revoked or withdrawn prior to the subsequent reconvening of the special meeting.

     You have one vote for each share of Chart Bank common stock that you hold of record on each matter to be considered at the special meeting.

     Directors of Chart Bank beneficially owning 540,749 shares of Chart Bank common stock, representing 38.1% of the outstanding shares of Chart Bank common stock entitled to vote at the record date, are obligated under voting agreements with Benjamin Franklin Bancorp to vote, and granted Benjamin Franklin Bancorp an irrevocable proxy to vote, in favor of the proposal to approve the merger agreement and the transactions contemplated by the merger agreement. As a result, the proposal to approve the merger agreement and the transactions contemplated by the merger agreement will be approved if the holders of an additional 405,918 shares of Chart Bank common stock vote in favor of this proposal. As of the record date, directors and executive officers of Chart Bank may be deemed to beneficially own 1,100,630 shares of Chart Bank common stock entitled to vote at the special meeting (including the 540,849 shares subject to voting agreements). This represents approximately 77.5% of the total votes entitled to be cast at the special meeting. Chart Bank expects that these individuals will vote “FOR” approval of the merger agreement and the transactions contemplated by the merger agreement, although they are not all contractually bound to do so, and if they do, the merger agreement and the transactions contemplated by the merger agreement will be approved.

     If you fail to vote or abstain from voting on the proposal to approve the merger agreement and the transactions contemplated by the merger agreement, it will have the effect of a vote against this proposal.

How to Vote Your Shares

     Stockholders of record of Chart Bank common stock may vote by mail or by attending the special meeting and voting in person. If you choose to vote by mail, simply complete, sign, date and return the enclosed proxy card in the postage-paid envelope provided. Even if you plan to attend the special meeting, you should complete and return the proxy card to ensure your vote is counted.

Voting of Proxies; Revocation of Proxies; Abstentions

     You are requested to complete, date and sign the accompanying proxy card and promptly return it to Chart Bank. All properly executed proxies received prior to taking the vote at the special meeting in the manner specified on each proxy and not revoked will be voted as instructed on the proxy card. If a proxy card is signed and returned without indicating any voting instructions, shares of Chart Bank common stock represented by the proxy will be voted in favor of the merger agreement and the transactions contemplated by the merger agreement. No proxy which is voted against the merger agreement and the transactions contemplated by the merger agreement will be voted in favor of any such adjournments or postponements.

     You may revoke your proxy at any time before it is voted at the special meeting by:

•	delivering, prior to the special meeting, a written notice stating that you revoke your proxy to Chart Bank, 295 Weston Street, Waltham, Massachusetts 02543, Attn: Clerk;

•	submitting to Chart Bank, prior to the special meeting, a proxy card dated a later date than the first proxy card, which new proxy card will automatically replace any earlier dated proxy card that you returned; or

•	attending the special meeting and voting in person.

Solicitation of Proxies

     Chart Bank will bear the cost of solicitation of proxies from its stockholders. In addition to solicitation by mail, the directors, officers and employees of Chart Bank may solicit proxies from stockholders by telephone, electronic communication or in person; however, they will not be paid any additional compensation for these services.

Dissenters’ Rights of Appraisal

     Chart Bank stockholders have the right to dissent from the merger and obtain payment in cash of the fair market value of their shares of common stock under applicable provisions of Massachusetts law. To perfect dissenters’ appraisal rights, a stockholder of record must (1) deliver to Chart Bank, before the stockholder vote on the merger agreement and the transactions contemplated by the merger agreement, a written objection to the proposal, stating that he, she or it intends to demand payment for his, her or its shares through the exercise of his, her or its statutory appraisal rights; (2) not vote in favor of approving the merger agreement and the transactions contemplated by the merger agreement; and (3) demand in writing payment for his, her or its shares within 20 days after the date the notice that the merger has become effective is mailed to stockholders. A summary of the applicable Massachusetts statutory provisions and a description of the accompanying rights afforded to dissenting stockholders can be found in the section of this proxy statement/prospectus titled “The Acquisition Of Chart Bank And The Merger Agreement—Dissenters’ Rights of Appraisal.”

     The matters to be considered at the special meeting are of great importance to the stockholders of Chart Bank. Accordingly, Chart Bank stockholders are urged to read and consider carefully the information presented in this proxy statement/prospectus, and to complete, date, sign and promptly return the enclosed proxy in the postage-paid envelope.

     Chart Bank stockholders should not send any stock certificates with their proxy cards. As described in the section of this proxy statement/prospectus titled “The Acquisition Of Chart Bank And The Merger Agreement—The Merger Agreement—Merger Consideration and Election and Exchange Procedures,” you will receive materials for exchanging shares of Chart Bank common stock with a form of election prior to the effective date of the merger.

THE ACQUISITION OF CHART BANK
AND THE MERGER AGREEMENT

General Description of the Merger

     On August 30, 2004, the board of trustees of Benjamin Franklin Bancorp and the board of directors of Chart Bank independently approved an Agreement and Plan of Merger among Benjamin Franklin Bancorp, Benjamin Franklin Bank and Chart Bank. The merger agreement provides that Chart Bank will merge into Benjamin Franklin Bank immediately after completion of the conversion of Benjamin

Franklin Bancorp into stock form. At the effective time of the merger, each outstanding share of Chart Bank common stock will be converted into the right to receive either $30.75 in cash or 3.075 shares of Benjamin Franklin Bancorp common stock, plus cash in lieu of any fractional share, subject to election and allocation procedures. Each Chart Bank option outstanding at the effective time of the merger will be terminated in exchange for a cash payment equal to $30.75, minus the exercise price applicable to the option, multiplied by the number of Chart Bank shares subject to the option.

     Chart Bank stockholders will be given the opportunity to elect to receive all cash, all stock or a combination of cash and stock. The election and allocation procedures set forth in the merger agreement will ensure that 55.0% of the shares of Chart Bank common stock will be converted into the right to receive shares of Benjamin Franklin Bancorp common stock and 45.0% of the shares of Chart Bank common stock will be converted into the right to receive cash. Thus, Chart Bank stockholders may not receive exactly the form of consideration that they elect.

     As of November 30, 2004, there were 1,420,000 shares of Chart Bank common stock and options to purchase 137,000 shares of Chart Bank common stock outstanding. The aggregate consideration for the Chart Bank acquisition will be $22,492,000 in cash and 2,401,575 newly issued shares of Benjamin Franklin Bancorp common stock, assuming that the Chart Bank options are cashed out at the closing rather than being exercised by optionees prior to the closing.

Background of the Merger

     As part of their efforts to improve Chart Bank’s commercial banking franchise and enhance stockholder value, Chart Bank’s management and board of directors have periodically considered various strategic alternatives, including continuing as an independent institution, growing internally and through acquisitions of branches or entering into a strategic combination with, or being acquired by, another institution. Consistent with these goals and in the ordinary course of business dealings, during the last several years Richard E. Bolton, Sr., the chairman of Chart Bank’s board of directors, and Richard E. Bolton, Jr., Chart Bank’s president and chief executive officer, have from time to time had informal conversations concerning Chart Bank’s business with directors and members of management of other banking institutions. During some of these conversations, the topic of a potential strategic transaction between the parties was discussed; however, these conversations were always general in nature and did not result in the parties engaging in more significant discussions.

     In May 2004, as part of Chart Bank’s continuing efforts to increase stockholder value, the Chart Bank’s board retained Ryan Beck & Co., Inc. to assist the board in considering strategic alternatives for the company. In connection with Chart Bank’s consideration of alternatives that might increase stockholder value, the Chart Bank’s board held meetings on June 16 and June 28, 2004 at which it discussed these alternatives, which consisted primarily of considering whether Chart Bank should remain an independent bank and pursue its existing business plan or seek a strategic business partner and become part of a larger banking enterprise with greater resources and access to capital.

     In furtherance of these considerations, in June 2004 Ryan Beck identified a number of financial institutions that might be interested in exploring a strategic transaction with Chart Bank. These institutions were contacted by Ryan Beck. Those that executed confidentiality agreements, including Benjamin Franklin Bancorp, were supplied with information regarding Chart Bank and were requested to provide Ryan Beck with what level of interest, if any, they might have in exploring a strategic transaction with Chart Bank. Following receipt of this information and an opportunity to consider it during June and July of 2004, these institutions responded to Ryan Beck with indications of interest in various valuation ranges for Chart Bank, together with certain other terms of a possible strategic transaction with Chart Bank.

     On July 21 and August 3, 2004, the Chart Bank board met to discuss Ryan Beck’s efforts with a view towards understanding the various indications of interest received from the financial institutions contacted by Ryan Beck, as well as to discuss Chart Bank’s strategic alternatives generally. At the July 21 meeting, Ryan Beck reviewed with the board the process by which Ryan Beck had sought and received indications of interest from various financial institutions, summarized a comparison of the three expressions of interest, reviewed the banking environment in Massachusetts, and, at the August 3 meeting, reviewed the financial performance of two of the three financial institutions whose expressions of interest contemplated a value for Chart Bank significantly in excess of the remaining institution’s expression of interest. Ryan Beck also reviewed the structure of Benjamin Franklin Bancorp’s proposed transaction, which contemplated a merger and simultaneous conversion of Benjamin Franklin Bancorp from a mutual form of ownership to stock form in which stockholders of Chart Bank would be entitled to elect to receive cash or Benjamin Franklin Bancorp common stock such that 55.0% of the Chart Bank common stock would be converted into publicly traded Benjamin Franklin Bancorp common stock and 45.0% of the Chart Bank common stock would be converted into cash. Following Ryan Beck’s review, the board engaged in a discussion of the relative benefits and risks associated with the two leading proposals, and discussed in detail the structure of Benjamin Franklin Bancorp’s proposed merger and simultaneous conversion. The Chart Bank board concluded that Benjamin Franklin Bancorp’s proposal contemplated a value for Chart Bank that was significantly in excess of that provided by the next highest proposal. Accordingly, the Chart Bank board concluded that it would be appropriate for management, working with its legal and financial advisors, to continue a dialogue with Benjamin Franklin Bancorp with an objective of seeking to improve the proposed terms of its proposal. The Chart Bank board also authorized Ryan Beck to approach the next highest bidder and provide it with an opportunity to improve the terms of its proposal.

     Subsequent to the August 3, 2004 meeting of the Chart Bank board, management of Chart Bank, with the assistance of its legal and financial advisors, engaged in discussions with Benjamin Franklin Bancorp, and the parties proceeded to draft a letter of intent to form the basis of negotiations of a definitive merger agreement. After several days of negotiations, Chart Bank and Benjamin Franklin Bancorp agreed to some, but not all, of the material terms of a transaction, including a price of $30.75 per share, and executed a non-binding letter of intent on August 11, 2004. Pursuant to the letter of intent, the parties agreed to work together diligently towards execution of a definitive agreement. In addition, immediately following the August 3, 2004 meeting of the Chart Bank board, representatives of Ryan Beck contacted the other financial institution that had the next highest expression of interest and inquired as to whether that institution would be willing to improve upon the terms of its initial proposal in view of the fact that its initial proposal contemplated a value for Chart Bank and other terms that were significantly less favorable to Chart Bank than the value and terms contemplated by Benjamin Franklin Bancorp’s proposal. Following Ryan Beck’s inquiry and further discussions between Ryan Beck and the institution’s financial advisor, this other financial institution informed Ryan Beck that it would not improve upon the terms of its proposal and that it was withdrawing its bid. No further discussions were held between the parties.

     Subsequent to the execution of the letter of intent, legal counsel for Benjamin Franklin Bancorp prepared and circulated a draft merger agreement and the parties began negotiations concerning the terms of the merger agreement. Drafts of consulting agreements for Mr. Bolton, Sr. and Mr. Bolton, Jr. and a draft voting agreement to be executed by certain stockholders of Chart Bank also were prepared and circulated for discussion. On August 21, 2004, representatives of Benjamin Franklin Bancorp and Chart Bank conducted more specific financial, business, regulatory and legal due diligence at an off-site location. During the period between August 21 and August 30, 2004, the parties discussed and negotiated various issues, including without limitation, the representations and warranties to be made by Chart Bank, the treatment of Chart Bank’s employees in the transaction, the conduct of the respective parties’ businesses between signing and closing of the transaction, the parties’ respective conditions to closing, the rights of the parties to abandon the transaction, the voting agreements to be entered into by certain of the officers and directors of Chart Bank pursuant to which such officers and directors would agree to vote their shares of Chart Bank stock in favor of the transaction, and the consulting agreements for Mr. Bolton, Sr. and Mr. Bolton, Jr.

     On August 30, 2004, the board of directors of Chart Bank met to discuss the terms of the proposed merger with Benjamin Franklin Bancorp. At this meeting, management of Chart Bank updated the board on the status of the negotiations and the open issues that had been the primary focus of discussions and their proposed resolution. Ryan Beck made a presentation to the Chart Bank board of a financial analysis of the proposed transaction, including (1) an overview of Chart Bank’s historical financial performance, (2) a peer group analysis of Chart Bank, (3) a pre-conversion overview of Benjamin Franklin Bancorp’s historical financial performance, (4) a peer group analysis of Benjamin Franklin Bancorp, (5) an overview of Benjamin Franklin Bancorp’s mergers and acquisitions history, (6) an overview of comparable simultaneous conversion and acquisition transactions, (7) a financial statement impact analysis showing the effect of a Chart Bank/Benjamin Franklin Bancorp simultaneous conversion and acquisition transaction and (8) an analysis of Chart Bank’s value based upon customary valuation methodologies, including a discounted dividend analysis, comparable transaction value analysis and break-even returns analysis. Following Ryan Beck’s presentation and a discussion by the Chart Bank board, Ryan Beck delivered an oral opinion concerning the fairness, from a financial point of view, of the proposed consideration to be received by Chart Bank’s stockholders as set forth in the merger agreement, which was later confirmed in writing. The Chart Bank board considered the terms of the merger agreement, the potential advantages and risks associated with the merger, and the financial analyses of Ryan Beck. Following discussion, by the unanimous vote of all of the directors, the Chart Bank board approved and adopted the merger agreement, authorized management to enter into the merger agreement and other related agreements and recommended that stockholders vote their shares in favor of approving the merger agreement and the transactions contemplated by the merger agreement. The board of trustees of Benjamin Franklin Bancorp also approved the proposed merger on August 30, 2004.

     Chart Bank and Benjamin Franklin Bancorp executed the merger agreement and related agreements on September 1, 2004 and the transaction was publicly announced later that same day.

     On October 13, 2004, after the merger agreement had been approved by the boards of Benjamin Franklin Bancorp and Chart Bank, had been signed by the parties and had been publicly announced, Benjamin Franklin Bancorp retained Ryan Beck to act as its marketing agent for the conversion stock offering. Prior to Benjamin Franklin Bancorp’s retention of Ryan Beck, both Benjamin Franklin Bancorp’s board and Chart Bank’s board considered, with the advice of counsel, the potential conflicts of interest that might arise if Ryan Beck were to serve as both financial advisor to Chart Bank for the period following execution of the merger agreement and at the same time marketing agent for Benjamin Franklin Bancorp in connection with the offering. Benjamin Franklin Bancorp’s board determined that it would be in the best interests of Benjamin Franklin Bancorp to engage Ryan Beck as its marketing agent in connection with the offering in view of Ryan Beck’s knowledge of the banking markets in which Benjamin Franklin Bancorp conducts its business and Ryan Beck’s experience in serving as a conversion offering selling agent in connection with transactions of this type. Benjamin Franklin Bancorp’s board also considered Ryan Beck’s knowledge of and familiarity with the businesses of Benjamin Franklin Bancorp and Chart Bank, as well as Ryan Beck’s reputation in the financial services industry generally.

     In considering Ryan Beck’s potential conflict of interest, Benjamin Franklin Bancorp’s Board noted that Benjamin Franklin Bancorp, Chart Bank and Ryan Beck shared a common interest in the successful completion of the conversion offering. Benjamin Franklin Bancorp’s Board addressed a potential future conflict of interest by conditioning its engagement of Ryan Beck on Ryan Beck’s and Chart Bank’s agreement that Ryan Beck would not provide financial advisory services to Chart Bank in connection with, or opine on the financial merits of, any potential competing merger or acquisition offer that might be received by Chart Bank subsequent to the announcement of the merger with Benjamin Franklin Bancorp.

     The Chart Bank board determined that Ryan Beck’s service as marketing agent in connection with the offering would be in the best interests of the shareholders of Chart Bank for substantially the same reasons noted above. Although the Chart Bank board recognized that there might be an inconvenience associated with having to retain a new, independent financial advisor if Chart Bank were to receive a competing offer, the Chart Bank board concluded that the benefits of having Ryan Beck serve as marketing agent in connection with the offering, which would further both Benjamin Franklin Bancorp’s interests and Chart Bank’s interests in ensuring that the offering and merger are successfully completed, were substantially greater than the burden of this potential inconvenience.

     See “—Opinion of Financial Advisor” beginning on page [#] for a description of the fees Ryan Beck will receive for its services to Chart Bank in connection with the merger. See “—Opinion of Financial Advisor” beginning on page [#] and “The Mutual to Stock Conversion and Related Stock Offering—Plan of Distribution and Marketing Arrangements” beginning on page [#] for descriptions of the fees Ryan Beck will receive for its services as Benjamin Franklin Bancorp’s marketing agent.

Chart Bank’s Reasons for the Merger

     After careful consideration, the Chart Bank board of directors determined that the approval of the merger agreement is advisable and in the best interests of Chart Bank and its stockholders. Accordingly, the Chart Bank board of directors approved and adopted the merger agreement, and unanimously recommends that Chart Bank’s stockholders vote “FOR” approval of the merger agreement and the transactions contemplated by the merger agreement.

     Chart Bank’s board of directors consulted with senior management and Chart Bank’s financial and legal advisors and considered a number of factors, including those set forth below, in reaching its decision to approve and adopt the merger agreement and to unanimously recommend that Chart Bank’s stockholders vote “FOR” approval of the merger agreement and the transactions contemplated by the merger agreement.

     The following discussion of Chart Bank’s reasons for the merger contains a number of forward-looking statements that reflect the current views of Chart Bank with respect to future events that may have an effect on its future financial performance. Forward-looking statements are subject to risks and uncertainties. Actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Cautionary statements that identify important factors that could cause or contribute to differences in results and outcomes include those discussed under the section of this proxy statement/prospectus titled “Forward-Looking Statements” on page [#].

     Status of the Banking Industry. The Chart Bank board of directors considered the current and prospective economic, regulatory and competitive climate facing Chart Bank and independent commercial banking organizations generally, including margin pressure, minimal deposit growth, rising expenses, slowing revenue growth, the impact of prolonged maintenance of a historically low Federal funds interest rate, the importance of capitalizing on developing opportunities in the banking and finance industries, the pace and scope of consolidation in the banking industry and competition from larger institutions. The Chart Bank board also considered the challenges facing Chart Bank in remaining an independent community banking institution, the lack of opportunities for growth through acquisitions and the difficulties in increasing stockholder value.

     Review of Prospects of Remaining Independent. Chart Bank’s board of directors considered Chart Bank’s financial condition, results of operations and business and earning prospects if it were to remain an independent entity.

     Review of Historical Performances. Together with management and its financial advisors, the Chart Bank board of directors reviewed and considered the respective businesses, operations, asset quality, financial condition, earnings, strategic business plans and competitive positions of Chart Bank and Benjamin Franklin Bancorp.

     Compatibility of Cultures. The Chart Bank board of directors considered the similar community banking cultures and business philosophies of the two companies, particularly with respect to customer service, efficiency, credit quality, product diversification and meeting local banking needs and the companies’ compatible management teams.

     Projected Strength of Combined Entity. The Chart Bank board of directors considered the projected market capitalization and market position of the combined entity (and in particular the increasing importance of economies of scale and access to greater financial resources to capitalize on opportunities in the banking and financial services markets), the diversification of the companies’ asset and deposit bases, and the ability of the combined company to compete more effectively in the metrowest area of Massachusetts.

     Geographic Fit of Branch Networks. The Chart Bank board considered the branch networks of Chart Bank and Benjamin Franklin Bancorp and the effect that such complementary geographic coverage would have on the combined enterprise’s ability to prosper in its banking market.

     Effects on Employees and Customers. The Chart Bank board of directors considered the likely impact of the proposed merger on the employees and customers of Chart Bank and its subsidiaries, on the communities in which Chart Bank presently conducts its business and on Chart Bank’s other constituencies. In particular, the Chart Bank board of directors considered the potential that a merger with Benjamin Franklin Bancorp might be expected to provide Chart Bank employees with continued employment, career advancement and other benefits that might not be available to the employees if Chart Bank were to remain independent.

     Merger Consideration. Chart Bank’s board considered the amount and form of the consideration offered by Benjamin Franklin Bancorp in relation to the estimated value of Chart Bank’s common stock, and in particular, the historical stock price performance of newly converted mutual banks comparable to Benjamin Franklin Bancorp. The Chart Bank’s board also considered that the structure of the merger consideration would provide Chart Bank stockholders with the flexibility of choosing to receive either cash or stock consideration, within certain limits; and that those who chose to receive cash would be able to obtain immediate liquidity and those who chose to receive stock would not only have the ability to continue to participate in the growth of the combined company on a tax-deferred basis but also would benefit from the anticipated liquidity of the trading market for Benjamin Franklin Bancorp common stock.

     Advice from Chart Bank’s Financial Advisor. Among other factors considered, Chart Bank’s board of directors also considered the presentations made by Ryan Beck with respect to the proposed consideration to be offered to the holders of Chart Bank common stock in the merger. The Chart Bank board of directors considered Ryan Beck’s oral opinion, which was subsequently confirmed in writing, that as of the date of its opinion, the consideration to be received by the Chart Bank stockholders in connection with the merger was fair from a financial point of view. The full text of this opinion is attached to this document as Appendix B.

     The foregoing discussion of the information and factors considered by Chart Bank’s board of directors, while not exhaustive, includes the material factors considered by the board of directors. In view of the variety of factors considered in connection with its evaluation of the merger, Chart Bank’s board did not find it practicable to, and did not, quantify or otherwise assign relative weights to different factors.

Benjamin Franklin Bancorp’s Reasons for the Merger

     Benjamin Franklin Bancorp’s Board believes that the combination with Chart Bank will enhance the competitive position of the combined entity and will enable the resulting institution to compete more effectively than would the individual institutions alone. Benjamin Franklin Bancorp currently competes with a variety of financial institutions, including many that have competitive advantages due to greater financial resources, larger loan limits, larger branch networks and a broader offering of financial services. The combination with Chart Bank will result in a larger company with a larger branch network and greater financial resources that can be utilized to enhance the services Benjamin Franklin Bancorp offers. Among the factors considered by Benjamin Franklin Bancorp’s board in approving the merger agreement were the following:

•	The ability of Benjamin Franklin Bank to establish its physical presence in Middlesex County, which is a contiguous market that offers the opportunity for it to reach new customers and expand its franchise;

•	The beneficial impact of the conversion and the Chart Bank acquisition on the depositors, employees, customers and communities served by the two institutions. The conversion and acquisition results in a larger, well-capitalized company that will have greater resources and more locations to serve its depositors, customers and communities. The creation of the charitable foundation will provide additional benefits to the community. As a larger company, Benjamin Franklin Bancorp will be better able provide career development opportunities for its employees.

•	The difficulty and expense of expanding Benjamin Franklin Bancorp’s presence through de novo branching in contrast to the efficacy of expanding through acquisition;

•	Information provided by its investment bankers concerning the pro forma financial condition, results of operations, capital levels, asset quality and prospects of the combined institutions which provided a basis for Benjamin Franklin Bancorp’s board to understand and ultimately approve the transaction;

•	The ability to substantially increase Benjamin Franklin Bank’s commercial business and commercial real estate loans, which represent key components of our lending activities;

•	The general structure of the transaction and the compatibility of the respective managements and business philosophies that are thought to have beneficial implications with respect to the integration of the companies;

•	The ability of the combined enterprise to compete more effectively as described above; and

•	General industry and economic conditions that were viewed as favorable with respect to Benjamin Franklin Bancorp’s plans for expansion through acquisition.

Opinion of Financial Advisor

     Ryan Beck & Co., Inc. acted as financial advisor to Chart Bank in connection with Chart Bank’s potential acquisition by Benjamin Franklin Bancorp pursuant to the merger agreement. On May 21, 2004, Chart Bank formally retained Ryan Beck to act as financial advisor with respect to the possible sale, merger or other business combination or acquisition with or by certain other entities. Ryan Beck, as a customary part of its business, is continually engaged in the valuation of commercial banks, bank holding companies, savings and loan associations, savings banks and savings and loan holding companies in connection with mergers, acquisitions and other securities-related transactions. Ryan Beck has knowledge of, and experience with, the banking market in which Chart Bank operates and the banking organizations that operate within and around Chart Bank’s market, and was selected by Chart Bank because of Ryan Beck’s knowledge of, experience with, and reputation in the financial services industry.

     On August 30, 2004, Chart Bank’s board of directors held a meeting to evaluate the proposed transaction with Benjamin Franklin Bancorp. In its capacity as Chart Bank’s financial advisor, Ryan Beck participated in the negotiations with respect to the pricing and other terms and conditions of the merger, but the decision as to whether to accept the Benjamin Franklin Bancorp proposal and the pricing of the merger was made by Chart Bank’s board. At that meeting, Ryan Beck rendered an oral fairness opinion to Chart Bank’s board which was confirmed in writing as of September 1, 2004, (a copy of which is attached as Appendix B), that based on and subject to the assumptions, factors, and limitations as set forth in the opinion and as described below, the consideration offered to Chart Bank’s stockholders is fair from a financial point of view. No limitations were imposed by Chart Bank’s board upon Ryan Beck with respect to the investigations made or procedures followed by it in arriving at its opinion.

     The full text of Ryan Beck’s opinion, which sets forth assumptions made and matters considered, is attached as Appendix B to this proxy statement/prospectus. Stockholders of Chart Bank are urged to read the attached Ryan Beck opinion in its entirety. The Ryan Beck opinion is directed only to the financial fairness of the consideration to be paid to Chart Bank’s stockholders in the merger as provided and described in the merger agreement and does not constitute a recommendation to any stockholder as to how that stockholder should vote at the special meeting. Ryan Beck is not expressing any opinion herein with respect to, the pending appraisal value range of Benjamin Franklin Bancorp to be determined by an independent appraiser in the conversion. Ryan Beck has not considered and is not expressing any opinion herein with respect to the price at which Benjamin Franklin Bancorp common stock will trade following the consummation of the conversion and the merger. The summary of the Ryan Beck opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the Ryan Beck opinion. In rendering its opinion, Ryan Beck does not admit that it is an expert within the meaning of the term “expert” as used within the Securities Act and the rules and regulations promulgated thereunder, or that its opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act and the rules and regulations promulgated thereunder. As explained more fully below, subsequent to the September 1, 2004 fairness opinion, Ryan Beck was retained to serve as the conversion offering selling agent by Benjamin Franklin Bancorp.

     Material and Information Considered with Respect to the Proposed Merger. In connection with its opinion, Ryan Beck reviewed the following information:

•	the merger agreement and related documents;

•	Benjamin Franklin Bancorp’s annual reports for the years ended December 31, 2003, 2002 and 2001, and Benjamin Franklin Bancorp Savings Bank’s quarterly call reports as filed with the Federal Deposit Insurance Corporation (“FDIC”) for the periods ended, June 30, 2004, March 31, 2004, September 30, 2003 and June 30, 2003;

•	Benjamin Franklin Bancorp’s unaudited financial statements at or for the six months ended June 30, 2004;

•	Chart Bank’s annual reports for the years ended December 31, 2003, 2002 and 2001, quarterly call reports as filed with the FDIC for the periods ended June 30, 2004, March 31, 2004, September 30, 2003 and June 30, 2003;

•	certain operating and financial information provided to Ryan Beck by the management of Benjamin Franklin Bancorp relating to its business and prospects;

•	the publicly available financial data of mutual thrift organizations which Ryan Beck deemed generally comparable to Benjamin Franklin Bancorp;

•	certain operating and financial information provided to Ryan Beck by the management of Chart Bank relating to its business and prospects;

•	the publicly available financial data of depository institutions which Ryan Beck deemed generally comparable to Chart;

•	the terms of recent acquisitions of depository institutions which Ryan Beck deemed generally comparable in whole or in part to Chart; and

•	the terms of recent conversion transactions which Ryan Beck deemed generally comparable in whole or in part to the conversion of Benjamin Franklin Bancorp from mutual to stock form of organization.

     Additionally, Ryan Beck:

•	conducted or reviewed such other studies, analyses, inquiries and examinations as it deemed appropriate;

•	analyzed Benjamin Franklin Bancorp’s financial capacity to consummate the merger assuming a successful conversion from mutual to stock form of organization;

•	considered Chart Bank’s future prospects in the event Chart Bank remained independent; and

•	met with certain members of Chart Bank’s senior management and the senior management of Benjamin Franklin Bancorp to discuss past and current business operations, regulatory standing, financial condition, strategic plans and future prospects, including any potential operating efficiencies and synergies, which may arise from the merger.

     In connection with its review, Ryan Beck relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information regarding Chart Bank, Benjamin Franklin Bancorp and their respective subsidiaries that was publicly available or provided to Ryan Beck by Chart Bank, Benjamin Franklin Bancorp or their respective representatives. Ryan Beck is not an expert in the evaluation of allowance for loan losses. Therefore, Ryan Beck has not assumed any responsibility for making an independent evaluation of the adequacy of the allowance for loan losses set forth in the consolidated balance sheets of Chart Bank and Benjamin Franklin Bancorp as of June 30, 2004, and Ryan Beck assumed those allowances were adequate and complied fully with applicable law, regulatory policy, sound banking practice and policies of the Securities and Exchange Commission as of the date of those financial statements. Ryan Beck discussed certain operating forecasts and financial projections (and the assumptions and bases therefore) with the managements of both Chart Bank and Benjamin Franklin Bancorp. Ryan Beck assumed that those forecasts and projections reflected the best estimates and judgments of both managements then available. In certain instances, for the purposes of its analyses, Ryan Beck made adjustments to those forecasts and projections, which in Ryan Beck’s judgment were appropriate under the circumstances. Ryan Beck was not retained to nor did it make any independent evaluation or appraisal of Chart Bank’s assets or liabilities nor did Ryan Beck review any loan files of Chart Bank or Benjamin Franklin Bancorp or their respective subsidiaries. Ryan Beck also assumed that the merger in all respects is, and will be, undertaken and consummated in compliance with all laws and regulations that are applicable to Benjamin Franklin Bancorp and Chart Bank and that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the merger and related conversion, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Benjamin Franklin Bancorp, Chart Bank, or the combined entity, as the case may be, or on the contemplated benefits of the merger, including the expected synergies.

     The preparation of a fairness opinion for a transaction such as the merger involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, Ryan Beck’s opinion is not readily susceptible to summary description. In arriving at its opinion, Ryan Beck performed a variety of financial analyses. Ryan Beck believes that its analyses must be considered as a whole and the consideration of portions of those analyses and the factors considered in those analyses, or any one method of analysis, without considering all factors and analyses, could create an incomplete view of the analyses and the process underlying Ryan Beck’s opinion. No one method of analysis was assigned a greater significance than any other.

     The financial forecasts and projections discussed with Ryan Beck were prepared by the managements of both Chart Bank and Benjamin Franklin Bancorp without input from or guidance by Ryan Beck. Chart Bank and Benjamin Franklin Bancorp do not publicly disclose internal management projections of the type provided to Ryan Beck in connection with the review of the merger. The projections were not prepared with a view towards public disclosure. The public disclosure of the projections could be misleading since the projections were based on numerous variables and assumptions which are inherently uncertain, including without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projections.

     In its analyses, Ryan Beck made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of Chart Bank or Benjamin Franklin Bancorp. Any estimates contained in Ryan Beck’s analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals nor do they necessarily reflect the prices at which companies or their securities may actually be sold.

     Ryan Beck’s opinion was based solely upon the information available to it and the economic, market, regulatory and other circumstances, as they existed as of the date of its opinion. Events occurring after that date could materially affect the assumptions and conclusions contained in Ryan Beck’s opinion. Ryan Beck has not undertaken to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its opinion. Ryan Beck did not and does not express any opinion as to the price at which Benjamin Franklin Bancorp common stock might trade subsequent to the conversion and merger.

     The following is a summary of the material analyses and procedures performed by Ryan Beck in the course of arriving at its opinion. The following summary does not purport to be a complete description of the analyses and procedures performed by Ryan Beck in the course of arriving at its opinion.

     Analysis of Selected Companies. Ryan Beck compared Chart Bank’s financial data as of June 30, 2004 to a peer group of sixteen selected depository institutions with assets between $100 million and $500 million located in Massachusetts. Ryan Beck deemed this group to be generally comparable to Chart Bank.

     The results of the comparisons are reflected in the following table.

Capitalization	Chart Bank (1)	Peer Average (2)	Peer Median (2)
Total Assets (000s)	$249,107	$297,106	$307,907
Total Deposits (000s)	200,356	215,418	217,736
Total Loans (000s)	160,837	192,128	172,882
Total Loans / Total Deposits	80.28%	88.08%	86.46%
Total Loans / Total Assets	64.57	65.25	67.32
Total Equity (000s)	$17,649	$25,800	$25,269
Total Equity / Total Assets	7.08%	8.72%	8.56%
Tier I Capital / Risk-Adjusted Assets	10.20	13.95	12.21
Total Capital / Risk-Adjusted Assets	11.20	15.16	14.04
Leverage Ratio	7.42	8.87	8.25

Asset Quality
Non-Performing Loans / Total Loans	0.00	0.15	0.03
Non-Performing Assets / Total Assets	0.00	0.12	0.01
Loan Loss Reserve / Non-Performing Loans	NA	1,678.72	1,495.53
Net Charge-Offs / Average Loans	0.00	0.02	0.00

Loan & Deposit Composition (2)
1-4 Family Loans / Total Loans	26.12	48.79	43.80
Multi-Family Loans / Total Loans	16.47	7.61	1.82
Construction & Development Loans / Total Loans	4.26	6.47	5.89
Commercial Real Estate Loans / Total Loans	49.42	27.05	28.29
Total Real Estate Loans / Total Loans	96.27	89.92	90.53
Commercial & Industrial Loans / Total Loans	3.19	7.95	6.57
Consumer Loans / Total Loans	0.54	1.63	0.71
Non-Interest Bearing Deposits / Total Deposits	15.85	14.38	13.31
Transaction Accounts / Total Deposits	20.37	27.92	24.66
MMDA & Other Savings Accounts / Total Deposits	39.92	40.15	40.10
Time Deposits Greater Than or Equal to $100,000/ Total Deposits	20.53	10.12	8.61
Time Deposits Less Than $100,000 / Total Deposits	19.18	21.46	18.64
Core Deposits / Total Deposits	79.47	89.88	91.39

Performance (2)
LTM Return on Average Assets	0.76	0.79	0.81
LTM Return on Average Equity	9.30	9.35	9.67
Net Interest Income / Average Assets	3.23	3.48	3.46
Non-Interest Income / Average Assets	1.22	0.79	0.81
Non-Interest Expense / Average Assets	3.16	2.99	3.23
Efficiency Ratio	71.01	70.17	68.54
Net Interest Margin	3.93	3.70	3.65
Yield / Cost Spread	3.79	3.42	3.40

(Footnotes on following page)

(1)	Chart Bank capitalization and asset quality data is as of June 30, 2004.

(2)	The peer financial data and ratios shown in the following table are as of, or for, the twelve months ended March 31, 2004 (source: as obtained from SNL Financial). For comparison purposes, Chart Bank’s loan & deposit composition and performance data is as of or for the twelve months ended March 31, 2004.

     Ryan Beck noted that Chart Bank’s capital levels as measured by total equity to total assets and Tier 1 capital and total capital to risk adjusted assets were below the peer group average and median. Ryan Beck also noted that Chart Bank’s loan mix was significantly different than that of the peer group. Approximately 16.47% of Chart Bank’s total loans are multi family loans versus 7.61% for the peer average. Commercial real estate loans comprised 49.42% of Chart Bank’s loan portfolio versus 27.05% for the peer group average. Chart Bank’s commercial and industrial loans represented 3.19% of total loans compared to the peer average of 7.95%. Approximately 26.12% of Chart Bank’s total loans were residential mortgages (1-4 family loans) versus 48.79% for the peer group average. Chart Bank’s level of non-interest bearing demand deposits, at 15.85% of total deposits, was slightly above the peer average of 14.38%. Chart Bank’s level of time deposits at 39.71% of total deposits was higher than the peer average of 31.58%.

     Ryan Beck noted that Chart Bank’s performance as measured by return on average assets and return on average equity (0.76% and 9.30%, respectively) was approximately equal to the peer group averages of 0.79% and 9.35%, respectively. Chart Bank’s net interest margin at 3.93% was above the peer average of 3.70% and Chart Bank’s non-interest income as a percentage of average assets at 1.22% was more than 50% greater than the peer average of 0.79%. Offsetting Chart Bank’s above average net interest margin and non-interest income, Chart Bank’s non-interest expense to average assets at 3.16% was higher than the peer average of 2.99%.

     Additionally Ryan Beck noted that Chart Bank had no non-performing loans or assets whereas the peer averages of non-performing loans as a percentage of total loans and non-performing assets as a percentage of total assets were 0.15% and 0.12%, respectively.

     Ryan Beck compared Benjamin Franklin Bancorp’s financial data as of June 30, 2004 to a peer group of twenty-eight selected mutual thrift organizations with assets between $350 million and $650 million located in Massachusetts. Benjamin Franklin Bancorp financials do not reflect the impact of its anticipated conversion from a mutual to a stock form of organization.

     The results of the comparisons are reflected in the following table.

	Benjamin
	Franklin	Peer	Peer
Capitalization	Bancorp (1)	Average (2)	Median (2)
Total Assets (000s)	$502,949	$449,210	$430,429
Total Deposits (000s)	409,914	347,141	333,978
Total Loans (000s)	341,296	261,091	248,606
Total Loans / Total Deposits	83.26%	76.18%	77.11%
Total Equity (000s)	$28,643	$54,036	$49,687
Total Equity / Total Assets	5.70%	12.14%	10.81%
Tier I Capital / Risk-Adjusted Assets	12.43	18.89	17.27
Total Capital / Risk-Adjusted Assets	13.40	20.56	18.15
Leverage Ratio	7.53	11.59	10.65

Asset Quality
Non-Performing Loans / Total Loans	0.00	0.42	0.14
Non-Performing Assets / Total Assets	0.00	0.28	0.09
Loan Loss Reserve / Non-Performing Loans	NA	864.89	541.56
Net Charge-Offs / Average Loans	(0.01)	(0.02)	0.02

Loan & Deposit Composition (2)
1-4 Family Loans / Total Loans	64.78	66.74	65.85
Multi-Family Loans / Total Loans	0.00	3.83	2.77
Construction & Development Loans / Total Loans	8.31	7.60	4.45
Commercial Real Estate Loans / Total Loans	24.51	15.83	15.04
Total Real Estate Loans / Total Loans	97.60	93.99	94.64
Commercial & Industrial Loans / Total Loans	1.73	4.06	3.74
Consumer Loans / Total Loans	0.68	1.90	1.30
Non-Interest Bearing Deposits / Total Deposits	21.91	6.79	6.92
Transaction Accounts / Total Deposits	10.00	16.74	16.64
MMDA & Other Savings Accounts / Total Deposits	55.78	41.51	39.23
Time Deposits Greater than or Equal to $100,000 / Total Deposits	9.53	12.34	11.55
Time Deposits Less Than $100,000 / Total Deposits	24.70	28.77	29.31
Core Deposits / Total Deposits	90.47	87.66	88.45

Performance (2)
LTM Return on Average Assets	0.34	0.87	0.80
LTM Return on Average Equity	5.47	7.36	7.10
Net Interest Income / Average Assets	2.76	3.14	3.15
Non-Interest Income / Average Assets	0.63	0.56	0.54
Non-Interest Expense / Average Assets	2.76	2.49	2.55
Efficiency Ratio	77.46	67.45	72.05
Net Interest Margin	3.05	3.35	3.31
Yield / Cost Spread	2.76	3.10	3.06

(1)	Benjamin Franklin Bancorp Capitalization and Asset Quality data is as of June 30, 2004

(2)	The peer financial data and ratios shown in the following table are as of, or for, the twelve months ended March 31, 2004 (source: as obtained from SNL Financial). For comparison purposes, Benjamin Franklin Bancorp’s Loan & Deposit Composition and Performance information is as of, or for, the twelve months ended March 31, 2004.

     Ryan Beck noted that Benjamin Franklin Bancorp’s capital levels measured by total equity to total assets and Tier 1 capital and total capital to risk adjusted assets were below the peer group average. The composition of Benjamin Franklin Bancorp’s loan portfolio was generally comparable to its peers with the exception of a higher level of commercial real estate loans at 24.51% versus the peer average of

15.83%. Its level of non-interest bearing demand deposits at approximately 21.91% of total deposits was more than triple the peer average of 6.79% and its level of time deposits at 34.23% of total deposits was below the peer average of 41.11%.

     Ryan Beck noted that Benjamin Franklin Bancorp’s performance as measured by return on average assets and return on average equity (0.34% and 5.47%, respectively) was well below the peer group averages of 0.87% and 7.36%, respectively. Contributing to the below peer level returns on average assets and equity, Benjamin Franklin Bancorp’s net interest margin was below the peer average (3.05% versus 3.35%) and its non-interest expense to average assets was above the peer average (2.76% versus 2.49%).

     Additionally, Ryan Beck noted that Benjamin Franklin Bancorp had no non-performing loans or assets whereas the peer averages of non-performing loans measured as a percentage of total loans and non-performing assets as a percentage of total assets were 0.42% and 0.28%, respectively.

     Summary of Proposal. Chart Bank stockholders have the right to elect to receive either $30.75 in cash or 3.075 shares of new Benjamin Franklin Bancorp common stock (based on the anticipated initial offering price of $10 per share in Benjamin Franklin Bancorp’s mutual-to-stock conversion) for each share of Chart Bank common stock. The elections of Chart Bank stockholders will be subject to allocation procedures to ensure that aggregate consideration is comprised of 45% cash and 55% Benjamin Franklin Bancorp common stock.

     For those Chart Bank shares receiving shares of Benjamin Franklin Bancorp common stock in the proposed merger, the consideration amount was determined by multiplying the anticipated conversion stock offering price of $10.00 for shares of Benjamin Franklin Bancorp common stock by the merger exchange ratio for the stock component of the proposed merger of 3.075 Benjamin Franklin Bancorp shares for one Chart Bank share. The merger agreement provides that if the initial offering price of Benjamin Franklin Bancorp shares is not $10.00, the merger exchange ratio will be adjusted to equal $30.75 divided by the per share conversion stock offering price of Benjamin Franklin Bancorp common stock.

     Analysis of Selected Transactions. Ryan Beck compared Chart Bank’s financial data as of June 30, 2004 with that of a group of sellers in ten acquisition transactions in which the acquired organizations were banks or thrifts with assets between $100 million and $500 million located in the New England region of the United States. Ryan Beck selected transactions announced since January 1, 2003 for which pricing data pertaining to the transactions was publicly available.

     The following table compares selected financial data of Chart Bank as of and for the six months ended June 30, 2004 with the median and average ratios for the ten sellers in the announced acquisition transactions:

		Peer	Peer
	Chart Bank	Average (1)	Median (1)
Total Assets (000s)	$249,107	$257,183	$211,546
Tangible Equity/Tangible Assets	7.08%	8.57%	7.92%
Return on Average Assets YTD	0.59%	0.85%	0.83%
Return on Average Equity YTD	7.78%	9.86%	9.54%
Non-Performing Assets/Total Assets	0.00%	0.29%	0.27%
Efficiency Ratio	76.12%	65.80%	66.51%

(1)	Based on YTD period available prior to announcement

     Ryan Beck noted that Chart Bank’s financial performance as measured by return on average assets was below that of the peer group of companies with announced transactions.

     Benjamin Franklin Bancorp common stock will be a newly issued security at the completion of the merger and conversion. Consequently, it has no trading history. Therefore, this analysis assumes that the Benjamin Franklin Bancorp common stock will trade at its original issue price. As previously noted, Ryan Beck did not and does not express any opinion as to the price at which Benjamin Franklin Bancorp common stock might trade subsequent to the conversion and Merger. For those Chart Bank stockholders receiving cash from Benjamin Franklin Bancorp for their Chart Bank common shares, the consideration amount of $30.75 used in this analysis is based upon the fixed cash consideration amount of $30.75 per Chart Bank common share. Based on a consideration amount of $30.75 per share, Ryan Beck calculated the transaction value as a multiple of Chart Bank’s June 30, 2004 stated book value, tangible book value, LTM earnings per share and tangible book premium over core deposits as:

Price to stated book value	2.47	x
Price to tangible book value	2.47	x
Price to LTM earnings per share	31.7	x
Tangible book premium over core deposits	18.6%

     The average and median pricing multiples for the comparable transactions are illustrated in the table below:

				Tangible Book
		Price/Tangible	Price/LTM	Premium Over
	Price/Book Value	Book Value	Earnings	Core Deposits
Average	2.24x	2.24x	26.7x	16.5%
Median	2.11x	2.11x	21.8x	14.5%

Note: Based on the last twelve-month period available prior to announcement.

     Chart Bank’s range of imputed values per share, based upon the average and median ratios of the comparable transactions, as adjusted, can be seen in the table below:

				Tangible Book
	Price/Book	Price/Tangible	Price/LTM	Premium Over	Median	Average
	Value	Book Value	Earnings	Core Deposits	Value	Value
Average	$27.86	$27.87	$25.86	$28.61	$27.87	$27.55
Median	$26.24	$26.24	$21.13	$26.71	$26.24	$25.08

     Ryan Beck noted that the value of the consideration being offered to Chart Bank’s stockholders, at $30.75 per share, was higher than the imputed values derived from the comparable transactions. No company or transaction used in the Analysis of Selected Companies and Analysis of Selected Transactions is identical to Chart Bank or the merger. Accordingly, an analysis of these results is not purely mathematical. Rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved, market areas in which the companies operate and other factors that could affect the trading values of the securities of the company or companies to which they are being compared.

     Discounted Dividend Analysis. Using a discounted dividend analysis, Ryan Beck estimated the present value of the future dividend stream that Chart Bank could produce. As a basis for performing this analysis, Ryan Beck utilized certain earnings per share estimates and growth rates provided by management. These projections were based upon various factors and assumptions, many of which are beyond Chart Bank’s control. These projections are, by their nature, forward-looking and may differ materially from actual future values or results for the reasons discussed above. Actual future values or results may be significantly more or less favorable than suggested by those projections. In producing a range of Chart Bank’s estimated per share value, Ryan Beck utilized the following assumptions: discount rates ranging from 11.5% to 13.5%, terminal price/earnings multiples range from 13x to 15x (which, when applied to terminal year estimated earnings, produced values which approximate the net present value of the dividends in perpetuity, given certain assumptions regarding growth rates and discount rates) and earnings that include estimated savings in Chart Bank’s non-interest expense equal to 25% in the first two years following the merger, with 5% growth thereafter. The discounted dividend analysis produced the range of net present values per share of Chart Bank’s common stock illustrated in the table below:

		Discount Rates
		11.5%	12.5%	13.5%
Terminal Year Multiple of Earnings	13x	$26.70	$25.60	$24.56
	14x	$28.20	$27.03	$25.92
	15x	$29.70	$28.46	$27.28

     Ryan Beck noted that the merger consideration offered by Benjamin Franklin Bancorp of $30.75 per share of Chart Bank common stock exceeds the estimated values derived from the discounted dividend analysis.

     These analyses do not purport to be indicative of actual values or expected values or an appraisal range of the shares of Chart Bank’s common stock. The discounted dividend analysis is a widely used valuation methodology, but Ryan Beck noted that it relies on numerous assumptions, including expense savings levels, dividend payout rates, terminal values and discount rates, the future values of which may be significantly more or less than such assumptions. Any variation from these assumptions would likely produce different results.

     Analysis of Break-Even Returns: Using a break-even analysis, Ryan Beck estimated the annualized three year earnings growth rate necessary for Chart Bank shares to have a total return, measured on a present value basis, equal to that generated from the consideration the shares might currently receive in the merger. In producing a range of required earnings growth rates, Ryan Beck utilized the following assumptions: discount rates ranging from 11% to 17%, terminal year price/earnings multiples ranging from 12x to 18x, a certain assumed growth rate in assets and a 25% dividend payout ratio. The break-even analysis produced the range of compound annual growth rates illustrated in the table below.

	Terminal Year
	Multiple of	Discount Rate
	Earnings	11.0%	13.0%	15.0%	17.0%

Trading Market	12.0x	47.9%	50.5%	53.1%	55.7%
Multiples	14.0x	41.2%	43.7%	46.2%	48.7%

Acquisition	16.0x	35.6%	38.0%	40.3%	42.7%
Multiples	18.0x	30.8%	32.9%	35.4%	37.6%

     Ryan Beck noted that Chart Bank’s strategic plan called for three-year earnings growth rates below those indicated in the table above. This analysis does not purport to be indicative of actual values or expected values or an appraisal range of the shares of Chart Bank’s common stock. The break-even analysis is a widely used valuation methodology, but Ryan Beck noted that it relies on numerous assumptions, including price/earnings multiples, discount rates and dividend payout ratio , the future values of which may be significantly more or less than such assumptions and Benjamin Franklin Bancorp’s $30.75 offer per share to Chart Bank’s stockholders. Any variation from these assumptions would likely produce different results.

     Financial Impact Analysis: In order to measure the impact of the conversion and merger on the combined company’s operating results and financial position after the merger, Ryan Beck analyzed the pro forma effects of the conversion and merger for calendar year 2005. In performing this analysis Ryan Beck utilized a pro forma summary balance sheet and income statement for Benjamin Franklin Bancorp based on historical balance sheets and income statements of both Chart Bank and Benjamin Franklin Bancorp. Ryan Beck also used certain earnings estimates provided by Chart Bank and Benjamin Franklin Bancorp management. Ryan Beck utilized certain merger related adjustments and cost savings assumptions.

     Ryan Beck utilized this information to estimate the amount of hypothetical gross proceeds to be raised in Benjamin Franklin Bancorp’s conversion from mutual form of ownership to stock form of ownership. Ryan Beck reviewed recent standard conversion offerings that had taken place since September 30, 2003. From this information, Ryan Beck estimated that a hypothetical range of proceeds from the conversion under then current market conditions might be between $34 million at the minimum and $53 million at the maximum, as adjusted, of the offering range, in part depending upon how much demand from potential stockholders there might be for the common stock of the new Benjamin Franklin Bancorp. After taking into account the effects of all assumptions, the new Benjamin Franklin Bancorp should maintain “well capitalized” status under regulatory guidelines if the conversion proceeds are within or in excess of the estimated range of proceeds above.

     For those Chart Bank stockholders who receive all common stock as merger consideration, Ryan Beck analyzed the impact of the merger on Benjamin Franklin Bancorp values per Chart Bank share based on the stock component exchange ratio of 3.075 shares of Benjamin Franklin Bancorp conversion common stock for each share of Chart Bank common stock, assuming an initial issue price of $10.00 per share, in an offering at the maximum of Ryan Beck’s estimated offering range representing gross proceeds of $46 million. That analysis found that based on such exchange ratio with assumed cost savings equal to 15% of Chart Bank’s non interest expense, Chart Bank’s equivalent projected 2005 earnings per share would increase by approximately 31.3%, stated book value would increase by approximately 211.5% and tangible book value would increase by approximately 93.9%. Ryan Beck noted that as a mutual, Benjamin Franklin Bancorp does not pay a dividend and further, that the pro forma company is not obligated to pay a dividend in the future. The actual results achieved may vary materially from the projected results.

     Assuming gross proceeds of $46 million from the conversion and cost savings equal to 15% of Chart Bank’s non-interest expense, the estimated initial pro forma pricing multiples of Benjamin Franklin Bancorp common stock compared to the average of publicly traded New England banks and fully converted thrifts are as follows:

	Price/Book	Price/Tangible	Price/LTM
	Value	Book Value	Earnings
Public New England Thrifts (1)	170.50%	184.60%	25.50x
Public New England Banks (1)	199.60%	231.20%	18.20x
Pro Forma Benjamin Franklin Bancorp (2)	79.57%	129.48%	17.90x

(1)	Based on most recently available public information at time of announcement.

(2)	Based on estimated 9/30/04 pro forma financials.

     Ryan Beck noted that the anticipated initial pro forma pricing multiples of Benjamin Franklin Bancorp are below the current median trading multiples of both New England banks and thrifts. Ryan Beck noted that if the gross proceeds exceed $46 million, then the anticipated price to earnings and price to book value multiples would increase and the price to tangible book value multiple would decrease. Ryan Beck did not and does not make any recommendation as to whether a Chart Bank stockholder should elect to receive common stock or cash as merger consideration.

     With regard to Ryan Beck’s services in connection with the merger, Chart Bank will pay an advisory fee equal to 1.00% of the final aggregate transaction value, a significant portion of which is contingent upon the consummation of the merger. Based upon the aggregate value of the merger consideration on September 1, 2004, the date of announcement of the merger, Ryan Beck’s total fee would be approximately $465,000 of which $93,000 was paid shortly after signing the merger agreement. In addition, Chart Bank has agreed to reimburse Ryan Beck for its reasonable out-of-pocket expenses, including the fees and disbursements of Ryan Beck’s legal counsel, which will not exceed $5,000 without Chart Bank’s prior consent. Chart Bank has also agreed to indemnify Ryan Beck and related persons against certain liabilities, including liabilities under federal securities law, incurred in connection with its services.

     Ryan Beck has had no prior investment banking relationship with Chart Bank.

     Ryan Beck’s research department does not provide published investment analysis on Chart Bank nor does Ryan Beck act as a market maker in Chart Bank’s common stock.

     Ryan Beck has not had a prior investment banking relationship with Benjamin Franklin Bancorp. Subsequent to the date of the announcement of the merger, Ryan Beck was retained to serve as the conversion offering selling agent by Benjamin Franklin Bancorp and for these services, Ryan Beck will receive a fee. Benjamin Franklin Bancorp will pay Ryan Beck a fee equal to 1.00% of the dollar amount of common stock sold in the conversion stock offering, excluding any shares purchased by any employee benefit plans, purchased by any of Benjamin Franklin Bancorp’s directors, officers or employees or members of their immediate families, issued to the Benjamin Franklin Bank Charitable Foundation or issued to the Chart Bank stockholders in the merger. Should the common stock be sold in a syndicated offering managed by Ryan Beck, the fee would equal not more than 6.00% of the dollar amount raised in such offering. Benjamin Franklin Bancorp has agreed to reimburse Ryan Beck for its reasonable out-of-pocket expenses, which will not exceed $25,000 without Benjamin Franklin Bancorp’s prior consent, and for the fees and disbursements of Ryan Beck’s legal counsel, which will not exceed $75,000 without Benjamin Franklin Bancorp’s prior consent. Benjamin Franklin Bancorp has also agreed to indemnify Ryan Beck and related persons against certain liabilities, including liabilities under federal securities law, incurred in connection with its services.

     Under certain circumstances, pursuant to section 7.9 of the Agreement and Plan of Merger, Chart Bank may be required to address any unsolicited bona fide written acquisition proposal(s) from a party(s) other than Benjamin Franklin Bancorp. In such circumstances, Ryan Beck has agreed not to counsel

Chart Bank or opine on the financial merits of any such competing offer. Chart Bank would seek professional financial advice from a second independent financial advisor.

     In the ordinary course of Ryan Beck’s business as a broker-dealer, Ryan Beck may trade Chart Bank’s equity securities for its own account and the account of its customers and, accordingly, may at any time hold a long or short position in such securities.

Effective Date of the Merger

     Benjamin Franklin Bancorp expects the merger to become effective late in the first quarter or early in the second quarter of 2005, immediately following the completion of Benjamin Franklin Bancorp’s conversion transaction. The merger will be legally completed by the filing of articles of merger with the Secretary of State of the Commonwealth of Massachusetts. The filing of the articles of merger will occur as soon as practicable following the satisfaction or waiver of the conditions in the merger agreement.

Management and Operations of Benjamin Franklin Bancorp After the Merger

     When the merger is effective, Chart Bank will be merged into Benjamin Franklin Bank and its separate existence will cease. The directors and officers of Benjamin Franklin Bancorp and Benjamin Franklin Bank immediately prior to the merger will continue to serve as directors and officers. In addition, upon the completion of the merger, six directors from Chart Bank will join both the Benjamin Franklin Bancorp and the Benjamin Franklin Bank Boards of Directors: Richard E. Bolton Jr., the President and Chief Executive Officer of Chart Bank, Paul E. Capasso, Jonathan A. Haynes, Daniel F. O’Brien, Donald P. Quinn, and Neil E. Todreas. Such former directors of Chart Bank will be classified evenly, to the extent practicable, into each of the three classes of the Benjamin Franklin Bancorp Board. Also, two officers of Chart Bank, Alfred F. Odoardi and James Golden, are expected to become executive officers of Benjamin Franklin Bank following the completion of the merger.

Interests of Chart Bank’s Directors and Officers in the Merger

     Chart Bank’s directors and executive officers have interests in the merger that are different from, or are in addition to, their interests as shareholders of Chart Bank generally. These include, among other things, severance payments to be made to, and agreements with, Richard E. Bolton, Sr., Richard E. Bolton, Jr., Alfred J. Odoardi, Dean Kenney, non-continuing directors and other executive officers of Chart Bank, consulting and non-competition agreements with Messrs. Bolton, Sr. and Bolton, Jr., indemnification rights and insurance coverage and payment of director fees to Chart Bank directors who will serve on the Benjamin Franklin Bancorp board.

     Severance Agreements and Payments. In connection with the Chart Bank merger agreement, Benjamin Franklin Bancorp entered into payments and waiver agreements with Richard E. Bolton, Jr., the President and Chief Executive Officer of Chart Bank, and Richard E. Bolton, Sr., the Chairman of the Board of Directors of Chart Bank and an executive officer of its wholly owned subsidiary, CSSI. The payments and waiver agreements provide for the termination of Mr. Bolton, Jr.’s employment agreement and Mr. Bolton, Sr.’s employment and consulting agreement and all of Mr. Bolton, Jr.’s and Mr. Bolton, Sr.’s employment and director relationships with Chart Bank and its subsidiaries, effective upon the merger. Additionally, in exchange for Mr. Bolton, Sr. and Mr. Bolton, Jr. agreeing to relinquish the right to receive certain payments in the event of a change of control of Chart Bank under their existing agreements with Chart Bank, the payments and waiver agreements provide for Chart Bank to make termination payments of $486,000 and $620,000 to Mr. Bolton, Sr. and Mr. Bolton, Jr., respectively, immediately prior to the effectiveness of the merger. However, in no event will the amounts under the payments and waiver agreements exceed the amount that may be paid without causing any portion of such payment to be deemed an “excess parachute payment” within the meaning of Section 280G of the Code. Mr. Bolton, Jr.’s payments and waiver agreement also provides that he will be appointed as a director of Benjamin Franklin Bancorp and Benjamin Franklin Bank as of the effective time of the merger.

     In addition, Chart Bank entered into a Special Termination Agreement with Alfred J. Odoardi, Senior Vice President of Chart Bank, as of August 20, 2004. Under the special termination agreement, Mr. Odoardi is entitled to certain severance benefits in the event that his employment with Chart Bank is terminated after a “change in control” for any reason other than death, disability, or “cause,” each as defined in the agreement, including continuation of his base salary and medical benefits for 18 months following termination and full vesting of all unexercisable stock options held by Mr. Odoardi on the date of termination. The value to Mr. Odoardi of the severance pay and benefits continuation under this agreement is estimated to be $214,645, based on his current level of his base salary and medical benefits. Although the completion of the merger will constitute a change in control under the special termination agreement, it is not expected at this time that Mr. Odoardi’s employment will terminate following the merger.

     As part of the negotiation of the merger, Benjamin Franklin Bancorp also agreed that if Dean Kenney, the Treasurer and Chief Financial Officer of Chart Bank, is terminated within two years of the effective date of the merger, if his title or position is reduced or changed during the first two years after the effective date, if his base salary as of the effective date is reduced, or if his new designated place of employment is more than 30 driving miles from his principal place of residence, he will receive severance benefits, including two years of his annual base salary and continuation of his medical and dental benefits for two years following the date of termination. The value to Mr. Kenney of the severance pay and benefits continuation under this agreement is estimated to be $245,194 based on his current level of his base salary and medical benefits.

     Chart Bank’s other officers whose employment is terminated in connection with the merger, or who resign following the merger by reason of a reduction in pay or scheduled hours or increase in commute of greater than 10 miles, will be entitled to receive severance benefits under Chart Bank’s employee severance benefit program. Officers at the level of Vice President and above are entitled to receive severance in an amount equal to five times the officer’s weekly base pay multiplied by the officers’ whole and partial years of service with Chart Bank. Any employee who has completed five full years of service as of the date of the completion of the merger will be entitled to receive an additional lump-sum severance benefit equal to 15.0% of the employee’s annual base salary.

     Pursuant to the terms of the merger agreement, Chart Bank may make severance payments in the aggregate amount of $120,000 to four of the members of the Chart Bank Board of Directors who will not become directors of Benjamin Franklin Bancorp or Benjamin Franklin Bank following the completion of the merger.

     Consulting and Non-Competition Agreements. Benjamin Franklin Bancorp has also entered in consulting and non-competition agreements with Messrs. Bolton, Sr. and Bolton, Jr. in connection with the merger. Under these agreements, Messrs. Bolton, Sr. and Bolton, Jr. have agreed to provide consulting services to Benjamin Franklin Bancorp and have agreed to non-competition obligations for a period of one year following the consummation of the merger. Benjamin Franklin Bancorp will pay Messrs. Bolton, Sr. and Bolton, Jr. fees of $310,000 and $150,000, respectively, and will reimburse each of them for their travel or other expenses incurred in connection with the services provided under the consulting and non-competition agreements.

     Indemnification and Insurance. Benjamin Franklin Bancorp has agreed that if the merger becomes effective, it will indemnify and hold harmless Chart Bank’s directors, officers and employees arising from actions taken before the effectiveness of the merger, as provided in Chart Bank’s articles of organization and bylaws. The merger agreement also provides for continued directors’ and officers’ liability insurance coverage for Chart Bank’s directors and officers, with respect to acts and omissions in their capacities as officers and directors of Chart Bank prior to the merger, for a period of six years from the effectiveness of the merger. That insurance may also protect Benjamin Franklin Bancorp and Benjamin Franklin Bank in connection with their obligations to indemnify those directors and officers.

     Director Fees. Six of Chart Bank’s directors will continue as directors of Benjamin Franklin Bancorp and Benjamin Franklin Bank following the merger. These directors will be entitled to receive payment of the directors fees and other benefits provided to directors of these entities, including, among other things, the annual $10,000 retainer, per meeting fees and annual retainers for committee members.

Dissenters’ Rights of Appraisal

     The following is a summary of Sections 85 through 98 of Chapter 156B of the Massachusetts General Laws, known as the Massachusetts Business Corporation Law, which set forth the procedures that Chart Bank stockholders must follow in order to object to the proposal to approve the merger agreement and the merger and demand statutory appraisal rights. The full text of Sections 85 through 98 is included as Annex D to this proxy statement/prospectus. Failure to follow those provisions exactly could result in the loss of your appraisal rights. For a discussion of the tax consequences of exercising appraisal rights, see the section entitled “—Material Federal Income Tax Consequences of the Merger” beginning on page [#] of this proxy statement/prospectus.

     Generally, Chart Bank stockholders who wish to exercise their appraisal rights must do the following:

•	Written Demand for Appraisal. Before the taking of the vote at the special meeting, a dissenting Chart Bank stockholder must file a written objection to the proposed merger agreement and the merger that states that the stockholder intends to demand payment for his, her or its shares. The written objection must specify the stockholder’s name and mailing address, that the stockholder objects to the proposal regarding the merger agreement and the merger and that the stockholder is demanding appraisal of his, her or its shares. The written objection should be filed with Donald P. Quinn, Clerk, Chart Bank, 295 Weston Street, Waltham, Massachusetts 02453 . Voting against, abstaining from voting or failing to vote with respect to the merger agreement and the merger will not alone constitute demand for appraisal for purposes of Massachusetts law.

•	Refrain from Voting for the Merger Proposal. Chart Bank stockholders wishing to exercise appraisal rights must not vote for approval of the merger agreement and approval of the merger. If a stockholder returns a signed proxy but does not specify a vote against approval of the merger agreement and against approval the merger or a direction to abstain, the proxy will be voted “FOR” approval of the merger agreement and approval of the merger, which will have the effect of waiving that stockholder’s appraisal rights. However, voting against, abstaining from voting or failing to vote with respect to the merger agreement and the merger alone will not alone constitute demand for appraisal for purposes of Massachusetts law.

•	Written Notice. Within ten days after the merger becomes effective, Benjamin Franklin Bank, as the surviving entity, must give written notice that the merger has become effective to each stockholder who has fully complied with the procedures for demanding appraisal. The notice from Benjamin Franklin Bank will not create any rights in its recipient to demand payment for his, her or its shares of Chart Bank common stock. If, within 20 days after the date Benjamin Franklin Bank mails the notice, any stockholder to whom it was required to give notice demands in writing payment from Benjamin Franklin Bank for his, her or its shares of Chart Bank common stock, Benjamin Franklin Bank , within 50 days after the date it mailed the notice, must pay such dissenting stockholder the fair value of such dissenting stockholder’s shares. These written demands for payment may be filed with Claire S. Bean, Benjamin Franklin Bank, 58 Main Street, Franklin, Massachusetts 02038.

•	Petition in Equity. If Benjamin Franklin Bank and the dissenting stockholder are unable to agree on the value of the Benjamin Franklin Bank common stock, either party may, within four months after the expiration of the 50 day period, demand a determination of the value of the shares of Chart Bank common stock of all such dissenting stockholders by filing a bill in equity in the superior court in Middlesex County.

•	Appraisal Proceeding. If Benjamin Franklin Bank, as the surviving entity, files a bill in equity, it must name all stockholders who have demanded payment for his, her or its shares and with whom Benjamin Franklin Bank has not yet reached agreement as to the value of the Chart Bank common stock held by them. Any dissenting stockholder who decides to file a bill in equity must do so on his, her or its own behalf and on behalf of all other dissenting stockholders who have demanded payment for their shares and with whom Benjamin Franklin Bank has not reached an agreement as to the value of the shares. Service of the bill must be made on Benjamin Franklin Bank by subpoena with a copy of the bill included. Benjamin Franklin Bank must file its answer with a duly verified list of all other dissenting stockholders and the dissenting stockholders will then be deemed to have been added as parties to the bill. Benjamin Franklin Bank will then give notice in the form, and returnable on the date, ordered by the court to each dissenting stockholder by registered or certified mail to the last known address as shown in the records of Benjamin Franklin Bank and as the court may order by publication or otherwise as the court deems advisable.

•	Appraisal of Shares. After a hearing, the court will enter a decree determining the fair value of the Chart Bank common stock owned by the dissenting stockholders who have become entitled to the valuation of and payment for their shares and will order Benjamin Franklin Bank to make payment, together with interest, if any, to the dissenting stockholder entitled thereto upon the transfer by them of the certificates representing their shares of Chart Bank common stock if certificated, or if uncertificated, upon receipt of an instruction to transfer such stock to Benjamin Franklin Bancorp. The value of the shares will be determined as of the day preceding the date of the stockholder vote approving the merger agreement and the merger and will exclude any element of value arising from the expectation or accomplishment of the merger.

•	Costs and Expenses of Appraisal Proceedings. The costs associated with the bill in equity, exclusive of fees of counsel and experts retained by any party, will be taxed upon the parties to the bill as the court deems equitable. All costs associated with giving notice to stockholders, however, will be borne by Chart Bank. Interest will be paid on any award from the date of the vote approving the merger agreement and the merger and the court may upon application of any party, determine the amount of interest to be paid.

•	Loss of Stockholder Rights. Any dissenting stockholder who has demanded payment for his, her or its shares of Chart Bank common stock will not thereafter be entitled to notice of any stockholders’ meeting, to vote such shares for any purpose or to receive any dividends or distributions on the stock, except dividends or distributions payable to stockholders of record as of a date before the date of the vote approving the merger agreement and the merger, unless:

•	a bill in equity to determine the fair value of the Chart Bank common stock is not filed within the statutory time period;

•	a bill in equity, if filed, has been dismissed as to such stockholder; or

•	such stockholder has, with the written approval of Benjamin Franklin Bank, as successor to the merger, delivered a written withdrawal of his, her or its objection and an acceptance of the merger.

     Notwithstanding the above three bullet points, inclusive, the stockholder shall only have the rights of a stockholder who did not demand payment for his, her or its Chart Bank common stock as provided by Sections 85 through 98 of the Massachusetts Business Corporation Law.

     The enforcement by a dissenting stockholder of his, her or its right to receive payment for his, her or its shares in this manner will be an exclusive remedy, except that the stockholder may still bring or maintain an appropriate proceeding to obtain relief on the ground that the merger will be or is illegal or fraudulent as to such stockholder.

     A Chart Bank stockholder who fails to comply strictly with these procedures will lose his, her or its appraisal rights. Consequently, we strongly urge any Chart Bank stockholder who wishes to exercise appraisal rights to consult a legal advisor.

The Merger Agreement

     Merger Consideration and Election and Exchange Procedures.

          Merger Consideration. Upon consummation of the merger, each outstanding share of Chart Bank common stock will be converted into the right to receive $30.75 in cash or 3.075 shares of Benjamin Franklin Bancorp common stock. Stockholders may elect to receive all cash, all stock or a combination of cash and stock, subject to election, allocation and proration procedures set forth in the merger agreement and described below, designed to ensure that 55% of the shares of Chart Bank common stock will be exchanged for shares of Benjamin Franklin Bancorp common stock and 45% of the shares of Chart Bank common stock will be exchanged for cash. See “— Election Procedures” and “—Allocation Procedures” below. No fractional shares of Benjamin Franklin Bancorp common stock will be issued in connection with the merger. Instead, Benjamin Franklin Bancorp will make a cash payment to each Chart Bank stockholder who would otherwise receive a fractional share. In addition, each Chart Bank option outstanding at the effective time of the merger will be terminated in exchange for a cash payment equal to $30.75, minus the exercise price applicable to the option, multiplied by the number of Chart Bank shares subject to the option.

          The form of the consideration ultimately received by Chart Bank stockholders will depend upon the election, allocation and proration procedures described below and the choices of other Chart Bank stockholders. Accordingly, no guarantee can be given that the choice of any given stockholder of Chart Bank will be honored.

          Because the tax consequences of receiving all cash will be different from the tax consequences of receiving stock, you should carefully read the information set forth below under “—Material Federal Income Tax Consequences of the Merger” beginning on page [#]. At the time you make your election to receive cash, stock or a combination of cash and stock, the allocation procedures will not have been completed. Therefore, until the merger is consummated and the allocation procedures have been completed, you will not know the tax consequences of the merger to you.

          Elections. At least 25 business days before the merger is expected to be completed, you will receive from the exchange agent an election form, which will permit you:

•	to elect to receive Benjamin Franklin Bancorp common stock in exchange for all shares of Chart Bank common stock held by you, plus cash in lieu of any fractional share interest,

•	to elect to receive cash in exchange for all shares of Chart Bank common stock held by you,

•	to elect to receive cash in exchange for some of your Chart Bank shares and Benjamin Franklin Bancorp common stock in exchange for the remainder of your Chart Bank shares, or

•	to indicate that you make no election with respect to the consideration to be received by you in exchange for your shares of Chart Bank common stock.

          Shares of Chart Bank common stock with respect to which the holder has properly elected to receive shares of Benjamin Franklin Bancorp common stock are hereinafter referred to as “stock election shares.” Shares of Chart Bank common stock with respect to which the holder has properly elected to receive cash are hereinafter referred to as “cash election shares.” Shares of Chart Bank common stock with respect to which the holder has made no election are hereinafter referred to as “no-election shares.”

          Shares of Chart Bank common stock held by Chart Bank stockholders who either do not submit a properly completed election form in a timely fashion or revoke their election form prior to the deadline for the submission of the election form set forth in the election instructions and do not resubmit a properly completed election form by the election form deadline will be designated no-election shares. Any dissenting shares under Massachusetts law will be deemed to have made cash elections for all of such shares and under no circumstances will such shares be reallocated as stock election shares pursuant to the allocation procedures described below. However, should a stockholder fail to fully comply with the procedures for perfecting dissenters’ rights of appraisal, his or her shares will be deemed no-election shares.

          Election Procedures. All elections will be required to be made on the election form that will be sent to you by the exchange agent. To make an effective election with respect to your shares of Chart Bank common stock, you must, in accordance with the election form,

•	properly complete and return the transmittal and election forms to be provided to you to the exchange agent,

•	deliver with the transmittal and election forms your stock certificates representing such shares (or an appropriate guarantee of delivery of such certificates), and

•	deliver with the transmittal and election forms any other required documents prior to the deadline for returning these documents.

     The deadline for surrendering all documentation required for an effective election (the “election deadline date”) will be set forth in the election instructions and will be 20 business days following the mailing of the letter of transmittal and election form, unless otherwise agreed by Benjamin Franklin Bancorp and Chart Bank.

     You should not return your Chart Bank stock certificates with the enclosed proxy. Stock certificates should be forwarded to the exchange agent in accordance with the instructions and letter of transmittal that will be sent to you by the exchange agent.

     If you have a particular preference as to the form of consideration to be received for your shares of Chart Bank common stock, you should make an election because shares as to which an election has been made will be given priority in allocating such consideration over shares as to which an election has not been made. Neither the Chart Bank board nor its financial advisor makes any recommendation as to whether Chart Bank stockholders should elect to receive the cash consideration or the stock consideration in the merger. You must make your own decision with respect to such election, bearing in mind the tax consequences of the election you choose. See “—Material Federal Income Tax Consequences of the Merger” beginning on page [#].

     Even if you have no preference, it is suggested that you return your transmittal and election forms, together with your stock certificate(s), by the election deadline date indicating that you have no preference, so that you may receive the merger consideration allocable to you promptly following completion of the exchange procedures and after the merger is consummated. See “—Procedures for Exchanging Chart Bank Common Stock Certificates” beginning on page [#].

          Allocation Procedures. Your ability to receive the form of consideration that you request is subject to allocation procedures that are designed to ensure that 55% of the shares of Chart Bank common stock will be exchanged for shares of Benjamin Franklin Bancorp common stock and 45% of the shares of Chart Bank common stock will be exchanged for cash.

•	If the cash elections total more than the aggregate cash consideration, all stock election shares and no-election shares will be converted to stock election shares and a sufficient number of shares from among the holders of cash election shares (excluding shares of Chart Bank common stock held by dissenting stockholders) will be converted, on a pro rata basis, into stock election shares, so that the total cash paid equals the aggregate cash consideration.

•	If the cash elections total less than the aggregate cash consideration, all cash election shares will be converted into the right to receive cash and a sufficient number of shares will be converted into cash election shares, first from among the holders of no-election shares and then, if necessary, from among the holders of stock election shares, on a pro rata basis, so that the total cash paid equals the aggregate cash consideration.

•	If the cash elections equal the aggregate cash consideration, then all cash election shares will be converted into the right to receive the cash consideration and all stock election shares and all no election shares will be converted into the right to receive the stock consideration.

     Upon consummation of the merger, any shares of Chart Bank common stock that are owned by Chart Bank as treasury stock or that are held directly or indirectly by Benjamin Franklin Bancorp, other than in a fiduciary capacity or in satisfaction of a debt previously contracted, will be canceled and retired and no payment will be made with respect to those shares and such shares will not be considered for purposes of the foregoing allocation procedures.

          Procedures for Exchanging Chart Bank Common Stock Certificates. Chart Bank stockholders who surrender their stock certificates and properly complete transmittal and election forms prior to the election deadline date, or any extension of such time period, will automatically receive the merger consideration allocated to them as the result of the merger promptly following completion of the allocation procedures and after the closing of the merger. The exchange agent will complete the allocation within five business days after the election deadline date. Other stockholders will receive the merger consideration allocated to them as soon as practicable after their stock certificates have been surrendered with appropriate documentation to the exchange agent or other steps have been taken to surrender the evidence of their stock interest in Chart Bank in accordance with the instructions accompanying the letter of transmittal.

          Stockholders should not send in any stock certificates until they receive the appropriate transmittal materials from the exchange agent. At least 25 business days prior to the date on which the merger is expected to be completed, the exchange agent will mail to each holder of record of Chart Bank common stock a letter of transmittal and instructions for use in effecting the surrender of the certificates in exchange for the merger consideration allocated to them. Upon the later of the surrender of a Chart Bank stock certificate, together with a duly executed letter of transmittal, or the effective time of the merger, the holder of such certificate will be entitled to receive such merger consideration allocated to the holder and the certificate for Chart Bank common stock so surrendered will be canceled. No interest will be paid or accrued on any cash constituting merger consideration (including cash in lieu of fractional shares).

          No stock certificates representing fractional shares of Benjamin Franklin Bancorp common stock will be issued upon the surrender of Chart Bank stock certificates. In lieu of the issuance of any fractional shares, Benjamin Franklin Bancorp will pay to each former stockholder of Chart Bank who otherwise would be entitled to receive a fractional share of Benjamin Franklin Bancorp common stock an amount in cash determined by multiplying the fraction of a share of Benjamin Franklin Bancorp common stock which such holder would otherwise be entitled to receive pursuant to the merger agreement by $10.

          Chart Bank stockholders who receive shares of Benjamin Franklin Bancorp common stock in the merger will receive dividends on Benjamin Franklin Bancorp common stock, if any, or other distributions declared after the completion of the merger only if they have surrendered their Chart Bank stock certificates. Only then will they be entitled to receive any previously withheld dividends and distributions, without interest.

          After completion of the merger, no transfers of Chart Bank common stock issued and outstanding immediately prior to the completion of the merger will be allowed. Chart Bank stock certificates that are presented for transfer after the completion of the merger will be canceled and exchanged for the appropriate merger consideration.

          Benjamin Franklin Bancorp will issue a Benjamin Franklin Bancorp stock certificate in a name other than the name in which a surrendered Chart Bank stock certificate is registered only if the stockholder presents the exchange agent with all documents required to show and effect the unrecorded transfer of ownership of the shares of Chart Bank common stock formerly represented by such Chart Bank stock certificate, and show that the stockholder has paid any applicable stock transfer taxes.

          If your Chart Bank stock certificate has been lost, stolen or destroyed, you may be required to deliver an affidavit and an indemnity agreement and/or a lost certificate bond as a condition to receiving any Benjamin Franklin Bancorp stock certificate to which you may be entitled.

     Conditions to the Merger. The merger agreement provides that completion of the acquisition is subject to the satisfaction or waiver of specified conditions by Benjamin Franklin Bancorp and Chart Bank. The respective obligations of each party under the merger agreement are subject to the fulfillment or waiver of the following conditions at or prior to the completion of the merger:

•	approval of the merger agreement by the stockholders of Chart Bank.

•	approval of the merger agreement and the conversion by Benjamin Franklin Bancorp’s corporators both of which were obtained on February 2, 2005.

•	receipt of all regulatory approvals required to consummate the conversion and the merger, which approvals do not contain any conditions, restrictions or requirements which Benjamin Franklin Bancorp’s Board reasonably determines in good faith would, individually or in the aggregate, materially reduce the benefits of the conversion and the merger to such a degree that it would not have entered into the merger agreement if the conditions, restrictions or requirements had been known, and expiration of all applicable waiting periods.

•	absence of any law, judgment, decree, injunction or other order of any governmental authority prohibiting consummation of the conversion or the merger.

•	effectiveness under the Securities Act of 1933 of the registration statements registering the shares of Benjamin Franklin Bancorp’s common stock to be issued in the conversion and the merger and absence of a stop order suspending the effectiveness or proceedings for that purpose initiated by the SEC and not withdrawn.

•	authorization for listing on the Nasdaq National Market of the shares of Benjamin Franklin Bancorp’s common stock to be issued in the merger and the conversion, subject to official notice of issuance.

•	completion of the conversion, resulting in net proceeds sufficient to enable Benjamin Franklin Bank to remain well-capitalized under applicable federal banking law and otherwise to meet regulatory capital requirements after giving effect to the merger.

•	receipt by both parties of an opinion dated as of the effective date of the merger that the merger will constitute a tax-free reorganization described in section 368(a) of the Internal Revenue Code.

•	receipt by Benjamin Franklin Bancorp of an opinion dated as of the effective date that the conversion will constitute a tax-free reorganization described in section 368(a) of the Internal Revenue Code.

•	the accuracy of the representations and warranties of the other party in all material respects as of September 1, 2004 and as of the closing date (except to the extent that a representation or warranty speaks as of an earlier date), except that any inaccuracies in a party’s representations and warranties shall not prevent that party’s satisfaction of this condition unless the cumulative effect of all inaccuracies, taken together, would be reasonably likely to be material and adverse to the financial condition, results of operation or business of that party, or would materially impair the ability of that party to perform its obligations or would otherwise materially impede the completion of the conversion or the merger, such change or effect being referred to as a “material adverse effect”.

•	performance by the other party in all material respects of all obligations required to be performed by it under the merger agreement.

•	no change that individually or in the aggregate has a material adverse effect on the other party, excluding the impact of any (1) changes in banking and similar laws or interpretations of these laws by governmental authorities, (2) changes in generally accepted accounting principles or regulatory accounting requirements, (3) changes in economic conditions affecting financial institutions generally, including changes in general levels of interest rates, (4) direct effects of complying with the merger agreement and (5) the effects of any action or omission otherwise contemplated by the merger agreement or any related document.

     In addition, Benjamin Franklin Bancorp’s obligation to consummate the merger is subject to the fulfillment of each of the following conditions:

•	shares of Chart Bank common stock as to which Chart Bank stockholders have exercised dissenters’ rights shall represent less than 10.0% or more of the outstanding shares of Chart Bank common stock.

•	each of Richard E. Bolton, Jr., the President and Chief Executive Officer of Chart Bank, and Richard E. Bolton, Sr., the Chairman of the Board of Directors of Chart Bank shall have entered into, and performed in all material respects, a payments and waiver agreement which, among other things, terminates the officer’s existing employment arrangements with Chart Bank upon the effectiveness of the merger in consideration of specified termination payments.

•	all consents of third parties, other than of regulatory authorities, necessary to permit lawful completion of the merger have been obtained, except if the failure to obtain such consents would not individually or in the aggregate have a material adverse effect on Benjamin Franklin Bancorp after giving effect to the conversion and the merger, and none of the consents shall contain any term or condition which would, individually or in the aggregate, have a material adverse effect on Chart Bank or Benjamin Franklin Bancorp.

•	Chart Bank shall have not taken any action or made any payment that would result in a parachute payment under section 280G, or in a payment that would be nondeductible under Section 162(m), of the Internal Revenue Code.

     Conduct of Business Prior to the Merger. Each of Chart Bank and Benjamin Franklin Bancorp has each agreed that between the date of the merger agreement and the completion of the merger it will conduct its business in the ordinary course of business. In addition, Chart Bank has agreed that it will

•	continue to operate in the same geographic markets serving the same market segments.

•	maintain its current loan, deposit, banking products and service programs on substantially the same terms and conditions.

•	use commercially-reasonable efforts to preserve its business organization, keep available the present services of its officers, employees and directors and preserve current relationships and goodwill with customers, suppliers and others.

     Each of Chart Bank and Benjamin Franklin Bancorp has agreed that, except as otherwise expressly contemplated or permitted by the merger agreement or consented to in writing by the other, it will not do any of the following:

•	take any action that would materially adversely affect or delay its ability to obtain any necessary approvals of any governmental authority for the transactions contemplated by the merger agreement or perform its covenants and agreements under the merger agreement or any related document.

•	acquire the assets, business, deposits or properties of any other entity, including through merger or consolidation, other than in the ordinary course of business or, in the case of Benjamin Franklin Bancorp, as would not be expected to prevent, impede or materially delay the completion of the transactions contemplated by the merger agreement and related documents.

•	change its accounting principles, practices or methods.

•	take any action that would prevent the merger (or conversion, for Benjamin Franklin Bancorp) from qualifying as a tax-free reorganization.

•	take any action that is intended or is reasonably likely to result in: any of its representations or warranties in the merger agreement being or becoming untrue in any material respect at any time at or prior to the effectiveness of the merger; any of the conditions to the merger not being satisfied; or a material violation of any provision of the merger agreement or related documents.

     In addition, Chart Bank has agreed that, except as otherwise expressly contemplated or permitted by the merger agreement or consented to in writing by Benjamin Franklin Bancorp, it will not do any of the following:

•	issue, sell or otherwise permit to become outstanding any additional shares of stock, other than upon exercise of existing stock options.

•	grant stock options.

•	declare or pay any dividends or other distributions on its capital stock except for a regular quarterly cash dividend not in excess of $0.16 per share or, if declared after April 1, 2005, $0.18 per share.

•	enter into, amend or terminate any material contracts.

•	adjust, split, combine, redeem, reclassify, purchase or otherwise acquire any shares of its capital stock.

•	hire any new employees, except to fill vacancies for positions with a base salary, including bonus, not in excess of stated limits.

•	enter into new or amend existing benefit plans, including stock option, deferred compensation, pension, retirement and bonus plans, or accelerate the vesting or exercisability of any benefits or awards under these plans, except for the acceleration of vesting of existing stock options.

•	sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties, or cancel or release any indebtedness or claims held by any person, except in the ordinary course of business.

•	enter into new or amend existing employment, consulting, severance or similar agreements with directors, officers and employees or increase compensation or any employee benefit, including bonuses, beyond stated limits.

•	foreclose upon or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property, or foreclose if the environmental assessment indicates the presence of material amounts of hazardous substances on that property.

•	make any investments in any other company, except as otherwise permitted in connection with its investment securities portfolio.

•	make capital expenditures beyond stated limits and only in the ordinary course of business.

•	amend its charter or by-laws.

•	settle any lawsuits or similar proceedings for an amount in excess of stated limits or resulting in the imposition of any material restriction on its business.

•	enter into any derivatives contract, except in the ordinary course of business.

•	make any commercial, commercial real estate or industrial loan other than in the ordinary course of business and consistent with existing lending policies and practices.

•	restructure or materially change its investment securities portfolio, other than in the ordinary course of business.

•	make equity investments in real estate, other than in foreclosed properties, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business.

•	change in any material respect its loan or investment policies and procedures.

•	enter into, renew, amend or terminate any agreement with respect to office space, operations space or branch space except in the ordinary course of business, or enter into, renew, amend or terminate any such agreement exceeding stated dollar and term limits, whether or not in the ordinary course of business.

•	materially breach any material contract or license or any agreement with a governmental authority.

•	make an “excess parachute payment” within the meaning of 280G of the Internal Revenue Code or a payment that would be nondeductible under Section 162(m) of the Internal Revenue Code.

•	become responsible for the obligations of any other entity or incur any indebtedness for borrowed money, with certain exceptions.

•	renew, amend or permit to expire, lapse or terminate any of its material insurance policies, with certain exceptions.

     No Solicitation of Third Party Proposals to Acquire Chart Bank. Chart Bank has also agreed, subject to certain exceptions relating to the fiduciary duties of the Chart Bank board of directors, that neither it nor its officers, directors, employees, agents or representatives will, directly or indirectly:

•	initiate, solicit, encourage or otherwise facilitate any inquiries regarding, or the making of any acquisition proposal; or

•	engage in any negotiations concerning, or provide any confidential information or data to or have any discussions with any person or entity relating to an acquisition; or

•	enter into any agreement, arrangement or understanding with respect to an acquisition or requiring it (or conditioned upon requiring it) to abandon, terminate or fail to consummate the merger with Benjamin Franklin Bank or any other transactions contemplated by the merger agreement.

An “acquisition proposal” means:

•	a bona fide proposal by any person, other than Benjamin Franklin Bancorp, to Chart Bank or its stockholders to engage in a change in control transaction;

•	a public statement by any person, other than Benjamin Franklin Bancorp, to Chart Bank or its stockholders of that person’s intention to make a proposal to engage in a change in control transaction if the merger agreement terminates; or

•	the filing by any person, other than Benjamin Franklin Bancorp, of an application or notice with any governmental authority to engage in a change in control transaction.

     A “change in control transaction” is a merger or similar transaction involving Chart Bank, the disposition of 25.0% or more of the consolidated assets of Chart Bank or the issuance, sale or other disposition of securities representing 19.9% or more of the voting power of Chart Bank or any subsidiary.

     Notwithstanding the prohibitions described above, if at any time prior to the date of the meeting of Chart Bank stockholders to approve the merger agreement, Chart Bank may take any of the following actions if the Chart Bank board of directors determines in good faith that such action would be required in order for its directors to comply with their fiduciary duties under applicable law:

•	provide information in response to a request therefor by a person who has made an unsolicited bona fide written acquisition proposal, which the Chart Bank board of directors has determined in good faith is reasonably likely to lead to a superior proposal, if the person requesting the information enters into a confidentiality agreement no less favorable to Chart Bank than the confidentiality agreement entered into with Benjamin Franklin Bancorp;

•	engage in any negotiations or discussions with any person who has made an unsolicited bona fide written acquisition proposal which the Chart Bank board of directors has determined in good faith is reasonably likely to lead to a superior proposal; or

•	recommend an acquisition proposal to the stockholders of Chart Bank, if the Chart Bank board of directors, after providing Benjamin Franklin Bancorp with notice of its intention to recommend the acquisition proposal to its stockholders and an opportunity to propose a change to the merger consideration, has determined in good faith that the acquisition proposal is a superior proposal even after the changes to the merger consideration, if any, proposed by Benjamin Franklin Bancorp.

     A “superior proposal” means a bona fide acquisition proposal for 100% of the outstanding securities of Chart Bank that is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal and, if consummated, is reasonably likely to result in a transaction more favorable to Chart Bank’s stockholders from a financial point of view than the merger with Benjamin Franklin Bank.

     Chart Bank has agreed that it will notify Benjamin Franklin Bancorp immediately if any inquiries, proposals or offers are received by, any such information is requested from, or any discussions or negotiations are sought to be initiated or continued with, any of its officers, directors or employees relating to an acquisition. Chart Bank has agreed that it will promptly advise Benjamin Franklin Bancorp following receipt of any acquisition proposal and the substance of the acquisition proposal, and will keep Benjamin Franklin Bancorp apprised of any related developments, discussions and negotiations of any acquisition proposal on a current basis.

     Employee Matters. The merger agreement contains certain agreements of the parties with respect to various employee matters, which are briefly described below.

     As soon as administratively practicable after the effective time of the merger, Benjamin Franklin Bancorp will take all reasonable action so that employees of Chart Bank and its subsidiaries will:

•	receive employee benefits which are no less favorable than those generally afforded to other employees of Benjamin Franklin Bancorp and its subsidiaries holding similar positions; and

•	be entitled to participate in the Benjamin Franklin Bancorp employee benefit plans of general applicability to the same extent as similarly-situated employees of Benjamin Franklin Bancorp and its subsidiaries.

     For purposes of determining eligibility to participate in, the vesting of benefits and for all other purposes (but not for determining the amount of benefits or determining accrual of benefits) under the Benjamin Franklin Bancorp employee benefit plans, Benjamin Franklin Bancorp will recognize years of service with Chart Bank and its subsidiaries to the same extent as such service was credited for such purpose by Benjamin Franklin Bancorp.

     If employees of Chart Bank or any of its subsidiaries become eligible to participate in a medical, dental or health plan of Benjamin Franklin Bancorp, Benjamin Franklin Bancorp will cause each such plan to:

•	waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health or dental plans of Benjamin Franklin Bancorp;

•	waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to such employee on or after the effective time of the merger to the extent such employee had satisfied any similar limitation or requirement under an analogous plan prior to the effective time of the merger; and

•	provide full credit under such plans for any deductibles, co-payments and out-of-pocket expenses incurred by the employees and their beneficiaries during the portion of the calendar year prior to such participation.

     Employees of Chart Bank or its subsidiaries (other than employees who are a party to an employment agreement, a severance agreement or a special termination agreement) whose employment is involuntarily terminated other than for cause within two years after the effective time of the merger will be entitled to receive severance payments in accordance with Chart Bank’s merger severance benefit program.

     Other Covenants. In the merger agreement, each of Benjamin Franklin Bancorp and Chart Bank agreed to use its reasonable best efforts, in good faith, to take all actions necessary, proper, desirable or advisable to enable the conversion and the merger to be completed, and to:

•	cooperate in preparing applications for approval of regulatory authorities and securities filings;

•	provide ongoing access to information about itself to the other party, subject to confidentiality requirements;

•	consult with the other party before issuing a press release relating to the merger or conversion, and, except as required by law, rule or regulation, not issue such a release without the other party’s consent, which shall not be unreasonably withheld;

•	notify the other party of facts, events and circumstances that would have been required to have been disclosed if known as of the date of the merger agreement;

•	provide current financial statements and internal control reports to the other party;

•	notify the other of material changes in its business, or the institution or threat of material litigation;

•	consult with each other on the introduction of new products and services not currently offered by Chart Bank; and

•	make changes or elections with respect to tax matters or accounting methods.

Benjamin Franklin Bancorp agreed to take certain additional actions, including:

•	making all regulatory and securities filings necessary for the completion of the conversion and the merger by specified dates;

•	convening a special meeting of its corporators to vote on the conversion and the merger, and recommending that the corporators approve the conversion and the merger;

•	listing its common stock on the Nasdaq National Market; and

•	taking steps required to cause the acquisition of its stock under the merger agreement to be exempt from Rule 16b-3 under the Securities Exchange Act of 1934.

Chart Bank agreed to take certain additional actions, including:

•	convening a special meeting of its stockholders to vote on the merger, and recommending that the stockholders approve the merger, except as otherwise required in order for its directors to comply with their fiduciary duties under applicable law;

•	causing its affiliates to deliver to Benjamin Franklin Bancorp an affiliate agreement to comply with the requirements of Rule 145 under the Securities Act of 1933 in connection with the sale or transfer of Benjamin Franklin Bancorp common stock received by them in the merger;

•	managing its assets and liabilities in accordance with its asset and liability management policy in effect on the date of the merger agreement, and consulting on investment programs to be administered by Chart Bank; and

•	consistent with generally accepted accounting principles, the rules and regulations of the Securities and Exchange Commission and applicable banking laws and regulations, modifying or changing its loan, other real estate owned, accrual, reserve, tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of Benjamin Franklin Bancorp, provided that no modifications or changes need to be made prior to the satisfaction of all of the conditions to the merger.

     Representations and Warranties. The merger agreement contains representations and warranties by Benjamin Franklin Bancorp and Chart Bank regarding various legal, regulatory, financial and business matters including, but not limited to, the following:

•	organization, standing and authority;

•	capital structure;

•	subsidiaries;

•	corporate power and authority;

•	regulatory approvals, reports and other matters;

•	absence of violation of organizational documents and terms of agreements;

•	financial statements;

•	absence of undisclosed liabilities;

•	material contracts;

•	tax matters;

•	loan portfolio and allowance for loan losses;

•	capitalization;

•	absence of material adverse change;

•	environmental matters;

•	legal proceedings;

•	employee benefit plans;

•	properties;

•	investment securities;

•	transactions with affiliates;

•	labor matters;

•	compliance with the Community Reinvestment Act, Bank Secrecy Act and privacy of customer information requirements contained in any federal and state privacy laws and regulations;

•	compliance with laws;

•	use of brokers;

•	risk management instruments;

•	bank owned life insurance;

•	intellectual property;

•	fiduciary accounts;

•	books and records;

•	insurance;

•	credit card accounts; and

•	merchant credit card processing services.

     The merger agreement also contains additional representations and warranties by Chart Bank relating to:

•	required vote for the merger and absence of anti-takeover provisions applicable to the merger;

•	material interests of certain persons; and

•	receipt of a fairness opinion.

     Except as otherwise provided in the merger agreement, these representations and warranties do not survive after the effective time of the merger.

     Termination and Termination Fees. The merger agreement may be terminated at any time prior to the effective time as follows:

•	by mutual consent of Benjamin Franklin Bancorp and Chart Bank.

•	by either party if the merger shall not have occurred on or before July 15, 2005 or a later date agreed to in writing by the parties, unless the failure of the merger to occur by that date results from the knowing action or inaction of the party seeking to terminate or, in the case of a termination by Chart Bank, its stockholders’ actions in violation of their obligations under the merger agreement or related voting agreements.

•	by either party if the approval of any governmental authority required for completion of the merger shall have been denied by final nonappealable action or an application for approval shall have been permanently withdrawn at the request of a governmental authority.

•	by either party if Benjamin Franklin Bancorp’s board of trustees or corporators shall have not approved the conversion, the approval of any governmental authority required for completion of the conversion shall have been denied by final nonappealable action or an application for approval shall have been permanently withdrawn at the request of a governmental authority or a court of competent jurisdiction or other governmental authority shall have issued an order, decree or ruling prohibiting the conversion, which order, decree or ruling shall have become final and nonappealable.

•	by either party in the event of a material breach by the other party of any representation or warranty contained in the merger agreement which breach would constitute, if occurring or continuing on the closing date, the failure of the conditions to completion of the merger relating to the accuracy of the representations and warranties and which cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of the breach.

•	by either party in the event of a material breach by the other party of any of the covenants or agreements contained in the merger agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of the breach.

•	by either party if the Chart Bank stockholders do not approve the merger, provided that Chart Bank may not terminate if it has materially breached its covenants relating to the stockholders meeting.

•	by either party if the corporators of Benjamin Franklin Bancorp do not approve the merger and the conversion, provided that Benjamin Franklin Bancorp may not terminate if it has materially breached its covenants relating to the corporators meeting and obtaining all necessary regulatory approvals for the conversion and the merger.

•	by Benjamin Franklin Bancorp if, prior to the Chart Bank stockholders meeting at which the merger is considered:

•	Chart Bank materially breaches its covenant regarding acquisition proposals; or

•	the Chart Bank board fails to recommend to its stockholders that they approve the merger, withdraws such recommendation or modifies or changes such recommendation in a manner adverse in any respect to the interests of Benjamin Franklin Bancorp or

•	Chart Bank materially breaches its obligations to call, give notice of, convene and hold the Chart Bank stockholders meeting.

•	by Benjamin Franklin Bancorp if a tender offer is commenced, other than by Benjamin Franklin Bancorp, and the Chart Bank board recommends that its stockholders tender their shares in the tender offer or otherwise fails to recommend that its stockholders reject the tender offer.

     If the merger agreement is terminated as a result of a breach of a representation, warranty, covenant or other agreement that is caused by the gross negligence or willful or intentional breach of a party to the merger agreement, the breaching party is liable to the non-breaching party for all out-of-pocket costs and expenses, including reasonable fees and expenses of lawyers, accountants and investment bankers, incurred by the non-breaching party in connection with the merger agreement, up to a maximum of $500,000.

     In addition, Benjamin Franklin Bancorp would be liable to Chart Bank for Chart Bank’s out-of-pocket costs and expenses, up to a maximum of $500,000:

•	if the merger agreement is terminated because the conversion was not approved by the trustees or corporators of Benjamin Franklin Bancorp or by the regulatory authorities or because the conversion was prohibited by a court or other governmental authority (except under circumstances in which a breach of a representation, warranty or covenant by Chart Bank materially adversely affected Benjamin Franklin Bancorp’s ability to obtain the necessary approvals), or

•	if Benjamin Franklin Bancorp has not completed the conversion by July 15, 2005, except that such expense payment would not apply in circumstances where Benjamin Franklin Bancorp is obligated to pay the termination fee described in the next paragraph, and Benjamin Franklin Bancorp would not be obligated to make such a payment if a breach of a representation, warranty or covenant by Chart Bank has materially adversely affected Benjamin Franklin Bancorp’s ability to complete the conversion in a timely manner.

     The merger agreement provides that Benjamin Franklin Bancorp must pay Chart Bank a termination fee of $2.3 million if:

•	Benjamin Franklin Bancorp has failed to consummate the conversion by July 15, 2005 as a result of a material failure to perform or comply with any of its covenants or agreements in the merger agreement, or

•	Chart Bank has terminated the merger agreement because Benjamin Franklin Bancorp has intentionally or willfully breached any of its representations or warranties in the merger agreement or intentionally and willfully failed to perform or comply with any of its covenants or agreements in the merger agreement, in each case to such an extent as to permit Chart Bank to terminate the merger agreement.

     The merger agreement provides that Chart Bank must pay Benjamin Franklin Bancorp a termination fee of $2.3 million if a payment event has occurred before the special payment termination date.

     A “payment event” means any of the following events:

•	without Benjamin Franklin Bancorp’s prior written consent, Chart Bank or the stockholders of Chart Bank have entered into an agreement to effect or have consummated a change in control transaction with a third party.

•	Benjamin Franklin Bancorp has terminated the merger agreement because

•	Chart Bank has materially breached its covenant regarding acquisition proposals;

•	the Chart Bank board has failed to recommend to its stockholders that they approve the merger, has withdrawn such recommendation or has modified or changed such recommendation in a manner adverse in any respect to the interests of Benjamin Franklin Bancorp;

•	Chart Bank has materially breached its obligations to call, give notice of, convene and hold the Chart Bank stockholders meeting; or

•	the Chart Bank board has recommended that the stockholders of Chart Bank tender their shares to a third party in a tender offer.

•	Benjamin Franklin Bancorp has terminated the merger agreement because Chart Bank has intentionally or willfully breached any of its representations or warranties in the merger agreement or intentionally and willfully failed to perform or comply with any of its covenants or agreements in the merger agreement, in each case to such an extent as to permit Benjamin Franklin Bancorp to terminate the merger agreement.

     The “special payment termination date” is the earliest to occur of

•	the effectiveness of the merger.

•	the date that is 12 months after termination of the merger agreement following the occurrence of a time extension event.

•	the date on which the merger agreement is terminated in accordance with its terms, but only if the termination takes place prior to the occurrence of a payment event or a time extension event.

     A “time extension event” is any of the following events:

•	a third party has commenced a tender offer for the Chart Bank common stock.

•	a third party (or a group) has acquired beneficial ownership of or has the contractual right to acquire beneficial ownership of 15.0% or more of the then outstanding shares of Chart Bank common stock.

•	following an acquisition proposal, the holders of Chart Bank common stock fail to approve the merger agreement at the Chart Bank stockholder meeting.

•	following an acquisition proposal, the Chart Bank stockholders meeting to approve the merger is not held in violation of Chart Bank’s obligations, Chart Bank’s board has withdrawn or modified in a manner adverse to Benjamin Franklin Bancorp the recommendation of Chart Bank’s board with respect to the merger with Benjamin Franklin Bank, or Chart Bank has willfully or intentionally breached any representation, warranty, covenant or obligation in the merger agreement and such breach would entitle Benjamin Franklin Bancorp to terminate the merger agreement.

     Amendment and Waiver. Prior to the effectiveness of the merger, any provision of the merger agreement may be waived by the party benefited by the provision or amended or modified by an agreement in writing among the parties to the merger agreement, except that after the Chart Bank stockholders meeting no amendment may be made that changes in kind or reduces in amount the merger consideration without the further approval of Chart Bank’s stockholders.

     Voting Agreements; Release Agreements. Directors of Chart Bank beneficially owning 38.1% of Chart Bank’s outstanding common stock as of the record date for the stockholders meeting at which the approval of the merger agreement is to be considered have entered into voting agreements with Benjamin Franklin Bancorp pursuant to which each such director has agreed that at any meeting of the stockholders of Chart Bank, or in connection with any written consent of the stockholders of Chart Bank, the director shall cause all of the shares of Chart Bank common stock that he beneficially owns to be counted as present for purposes of calculating a quorum and vote those shares:

•	in favor of adoption and approval of the merger agreement and the transactions contemplated thereby;

•	against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Chart Bank contained in the merger agreement or of the director contained in the voting agreement; and

•	against any third party proposal to acquire Chart Bank or agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or materially and adversely affect completion of the merger or any of the transactions contemplated by the merger agreement.

     The voting agreements also provide that the director executing the agreement will not, directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, assignment or other disposition of, any of the shares or option or right to obtain shares of Chart Bank common stock owned by him or her, except as may be permitted under the terms of the voting agreement. The voting agreements will remain in effect until the earlier of the special payment termination date of the mutual written agreement of the parties.

     In addition, each Chart Bank director has entered into a release agreement pursuant to which the director has agreed to release Chart Bank and Benjamin Franklin Bancorp from certain claims such director may have in his capacity as a stockholder of Chart Bank.

Material Federal Income Tax Consequences of the Merger

     The following is a summary of the material United States federal income tax consequences of the merger generally applicable to Benjamin Franklin Bancorp, Benjamin Franklin Bank, Chart Bank, shareholders of Benjamin Franklin Bancorp and stockholders of Chart Bank who are “United States persons” as defined for United States federal income tax purposes and who hold their shares of Chart Bank common stock as a capital asset.

     For United States federal income tax purposes, a “United States person” is:

•	a United States citizen or resident alien as determined under the Internal Revenue Code;

•	a corporation or partnership or other entity that is taxable as a corporation, or an association or partnership (as defined by the Internal Revenue Code) that is organized under the laws of the United States or any state or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; and

•	a trust if a court within the United States is able to exercise primary supervision over its administration and at least one United States person is authorized to control all of its major decisions, or a trust that validly has elected under applicable Treasury Regulations to be treated as a United States person.

     This summary of the material federal income tax consequences of the merger is based on the Internal Revenue Code, Treasury Regulations and judicial and administrative determinations, as each is in effect as of the date of this proxy statement/prospectus. All of the foregoing are subject to change at any time, possibly with retroactive effect, and all are subject to differing interpretation. No advance ruling has been sought or obtained from the Internal Revenue Service regarding the United States federal income tax consequences of the merger. The statements in this proxy statement/prospectus and the opinions of counsel that the merger will constitute a reorganization described in Section 368(a) of the Internal

Revenue Code that are described below are not binding on the Internal Revenue Service or a court. As a result, neither Chart Bank nor Benjamin Franklin Bancorp can assure you that the tax considerations or such opinions will not be challenged by the Internal Revenue Service or sustained by a court if so challenged.

     This summary does not address aspects of United States taxation other than United States federal income taxation. It does not address all aspects of United States federal income taxation that may apply to Chart Bank stockholders who are subject to special rules under the Internal Revenue Code, including, without limitation, stockholders other than United States persons, stockholders that are partnerships or the owners of a partnership that owns stock, rules that apply to persons who acquired shares of Chart Bank common stock as a result of the exercise of employee stock options, tax-exempt organizations, financial institutions, broker-dealers, insurance companies, persons having a “functional currency” other than the United States dollar, persons who hold their Chart Bank shares as part of a straddle, wash sale, hedging or conversion transaction and certain United States expatriates. In addition, the summary and the opinions described herein do not address the state, local or foreign tax consequences of the merger.

     This discussion is not intended to be, and should not be construed as, tax advice to any stockholder. You are urged to consult and rely on your own tax advisor with respect to the United States federal, state, local and foreign tax consequences of the merger based upon your particular circumstances.

     Benjamin Franklin Bancorp has received an opinion from its counsel, Foley Hoag LLP, that the merger will constitute a reorganization described in Section 368(a) of the Internal Revenue Code, with consequences as described below. This opinion is based in part upon certain factual assumptions and representations that have been provided by Chart Bank and Benjamin Franklin Bancorp. If any of the factual assumptions or representations that have been provided by Chart Bank and Benjamin Franklin Bancorp. If any of the factual assumptions or representations that were relied upon by Foley Hoag LLP in giving its opinion are inaccurate at the effective time of the merger, the opinion and this summary may not accurately describe the U.S. federal income tax treatment of the merger, and the tax consequences of the merger to Chart Bank and its stockholders may be materially different from those described in this summary.

     As a result of the treatment of the merger as a reorganization described in Section 368(a) of the Internal Revenue Code, Chart Bank, Benjamin Franklin Bank, Benjamin Franklin Bancorp and Benjamin Franklin Bancorp’s shareholders will not recognize any taxable gain or loss as a result of the merger, and the federal income tax consequences of the merger to a Chart Bank stockholder generally will depend on whether the stockholder receives cash, Benjamin Franklin Bancorp common stock or a combination thereof in exchange for the stockholder’s shares of Chart Bank common stock.

     Receipt of Solely Benjamin Franklin Bancorp Common Stock (plus any cash in lieu of a fractional share). A Chart Bank stockholder who receives solely Benjamin Franklin common stock in exchange for all of such stockholder’s shares of Chart Bank common stock in the merger will not recognize gain or loss on the exchange, except to the extent the stockholder receives cash in lieu of a fractional share interest in Benjamin Franklin Bancorp common stock. A Chart Bank stockholder who receives cash in lieu of a fractional share will be treated as if such stockholder had received a fractional share and then exchanged such fractional share for cash in a redemption by Benjamin Franklin Bancorp. A Chart Bank stockholder will generally recognize capital gain or loss on such a deemed redemption of the fractional share in an amount equal to the difference between the amount of cash received and the stockholder’s tax basis in the fractional share, which is discussed below. Such capital gain or loss will be long-term capital gain or loss if the Chart Bank common stock exchanged was held for more than one year.

     Receipt of Solely Cash. A Chart Bank stockholder who receives solely cash in exchange for all of such stockholder’s shares of Chart Bank common stock pursuant to the merger generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the stockholder’s aggregate tax basis for the shares of Chart Bank common stock exchanged, which gain or loss will be long-term capital gain or loss if the shares of Chart Bank common stock were held for more than one year. Gain or loss must be calculated separately for each identifiable block of Chart Bank common stock. However, if a Chart Bank stockholder owns any shares of Benjamin Franklin Bancorp common stock immediately after the merger (either actually or constructively through certain complex ownership attribution rules of the Internal Revenue Code), then part or all of the cash received by that stockholder could be treated as a dividend under the limited circumstances described below under “Receipt of Both Benjamin Franklin Bancorp Common Stock and Cash.”

     Receipt of Both Benjamin Franklin Bancorp Common Stock and Cash. A Chart Bank stockholder who receives both Benjamin Franklin Bancorp common stock and cash consideration in exchange for all of such stockholder’s shares of Chart Bank common stock generally will recognize gain, to the extent of the lesser of:

(1)	the total amount of cash received by such stockholder; and

(2)	the difference between (a) the sum of the fair market value of the Benjamin Franklin Bancorp common stock received in the merger plus the total amount of cash received in the merger, and (b) the stockholder’s aggregate tax basis in the shares of Chart Bank common stock surrendered in the merger.

     No loss will be recognized, except for loss resulting from the receipt of cash in lieu of a fractional share interest in Benjamin Franklin Bancorp common stock. Gain or loss must be calculated separately for each identifiable block of Chart Bank common stock exchanged in the merger, and a loss realized on one block of Chart Bank common stock cannot be used to offset gain realized on another block of Chart Bank common stock.

     Any gain so recognized generally will be capital gain, provided that the cash consideration received is neither essentially equivalent to a dividend within the meaning of Section 302 of the Internal Revenue Code nor has the effect of a distribution of a dividend within the meaning of Section 356(a)(2) of the Internal Revenue Code. Such capital gain will be long-term capital gain if the shares of Chart Bank common stock exchanged were held for more than one year. Whether or not the cash consideration received by any stockholder could be considered to be essentially equivalent to, or having the effect of, a dividend will depend on the stockholder’s particular situation. Each Chart Bank stockholder should consult its own tax advisor as to the applicability of these rules to them.

     Basis. A Chart Bank stockholder who receives shares of Benjamin Franklin Bancorp common stock in the merger will have a tax basis in such shares equal to such stockholder’s aggregate tax basis in the Chart Bank common stock being exchanged, decreased by the amount of any cash received by the stockholder and increased by (x) the amount, if any, which was treated as a dividend and (y) the amount of gain to the stockholder which was recognized on such exchange (not including any portion of such gain that was treated as a dividend). For these purposes, any cash received in lieu of a fractional share interest in Benjamin Franklin Bancorp common stock and any gain recognized on the receipt of such cash will not be taken into account. If a Chart Bank stockholder acquired any of its shares of Chart Bank common stock at different prices, then the proper allocation of its aggregate tax basis among the shares of Benjamin Franklin Bancorp common stock received by it may be unclear. Proposed Treasury Regulations, not yet in effect, would provide guidance on how taxpayers may allocate their basis in these circumstances. Chart Bank stockholders who hold multiple blocks of Chart Bank common stock should consult their tax advisors regarding the proper allocation of their basis among shares of Benjamin Franklin Bancorp common stock received, and the potential impact of the Proposed Treasury Regulations, if finalized, on their tax consequences from the transaction.

     Holding Period. The holding period of shares of Benjamin Franklin Bancorp common stock received in the merger will include the holding period of the shares of Chart Bank common stock being exchanged.

     Backup Withholding. A non-corporate holder of Chart Bank common stock may be subject to information reporting and backup withholding on any cash payments it receives. Such a Chart Bank stockholder will not be subject to backup withholding, however, if it:

•	furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal; or

•	is otherwise exempt from backup withholding.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a Chart Bank stockholder’s United States federal income tax liability, provided such stockholder furnishes the required information to the Internal Revenue Service.

     Reporting Requirements. A Chart Bank stockholder who receives Benjamin Franklin Bancorp common stock as a result of the merger will be required to retain records pertaining to the merger and will be required to file with its United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

Accounting Treatment Of The Merger

     As a result of purchase accounting treatment, the assets and liabilities of Chart Bank will be adjusted for purposes of generally accepted accounting principles to reflect their market value to Benjamin Franklin Bancorp with any excess purchase price becoming goodwill. See “Pro Forma Data” on page [#].

Regulatory Approvals Are Required to Complete the Merger

     The merger requires the prior approval of the Massachusetts Commissioner of Banks, the Massachusetts Board of Bank Incorporation and the Federal Deposit Insurance Corporation. In addition, Benjamin Franklin Bancorp’s mutual to stock conversion, which is a condition of the merger, requires the approval of the Massachusetts Commissioner of Banks and the Board of Governors of the Federal Reserve System. Benjamin Franklin Bancorp and Benjamin Franklin Bank have received the Federal Deposit Insurance Corporation’s approval of the merger, have received the conditional approval of the Massachusetts Commissioner of Banks and the Board of Governors of the Federal Reserve System for the conversion, and are in the process of seeking the other approvals. Benjamin Franklin Bancorp does not know of any reason why it would not be able to obtain the necessary approvals in a timely manner. However, no assurance can be made that all necessary approvals of the merger and the conversion will be granted or what the timing may be.

Resale of Benjamin Franklin Bancorp Common Stock

     The shares of Benjamin Franklin Bancorp common stock issued pursuant to the merger have been registered under the Securities Act of 1933 and, thus, will be freely transferable, except for shares issued to any Chart Bank stockholder who may be deemed to be an affiliate of Benjamin Franklin Bancorp for purposes of Rule 144 promulgated under the Securities Act of 1933 or an affiliate of Chart Bank for purposes of Rule 145 promulgated under the Securities Act of 1933. Affiliates will include persons (generally executive officers, directors and 10% stockholders) who control, are controlled by or are under common control with (1) Benjamin Franklin Bancorp or Chart Bank at the time of the Chart Bank special meeting or (2) Benjamin Franklin Bancorp at or after the consummation of the merger.

     Rule 145 will restrict the sale of Benjamin Franklin Bancorp common stock received in the merger by affiliates of Chart Bank and certain of their family members and related interests. Generally speaking, during the year following the effective time of the merger, those persons who are affiliates of Chart Bank at the time of the Chart Bank special meeting, provided they do not become affiliates of Benjamin Franklin Bancorp at or following the consummation of the merger, may publicly resell any Benjamin Franklin Bancorp common stock received by them in the merger, subject to certain limitations as to, among other things, the amount of Benjamin Franklin Bancorp common stock sold by them in any three-month period and as to the manner of sale. After the one-year period, such affiliates may resell their shares without such restrictions so long as there is adequate current public information with respect to Benjamin Franklin Bancorp as required by Rule 144, and, after two years from the effective time of the merger, such affiliates may resell their shares without any restriction. Persons who are affiliates of Benjamin Franklin Bancorp after the consummation of the merger may publicly resell the Benjamin Franklin Bancorp common stock received by them in the merger subject to limitations similar to those that all affiliates of Chart Bank are subject to during the first year after the effective time of the merger and subject to certain filing requirements specified in Rule 144.

     The ability of affiliates to resell shares of Benjamin Franklin Bancorp common stock received in the merger under Rules 144 or 145 as summarized herein generally will be subject to Benjamin Franklin Bancorp’s having satisfied its reporting requirements under the Securities Exchange Act of 1934 for specified periods prior to the time of sale. Affiliates also would be permitted to resell Benjamin Franklin Bancorp common stock received in the merger pursuant to an effective registration statement under the Securities Act of 1933 or another available exemption from the Securities Act of 1933 registration requirements. Neither the registration statement of which this proxy statement/prospectus is a part nor this proxy statement/prospectus covers any resales of Benjamin Franklin Bancorp common stock received by persons who may be deemed to be affiliates of Benjamin Franklin Bancorp or Chart Bank in the merger.

     Chart Bank has agreed in the merger agreement to use its reasonable best efforts to cause each person who may be deemed to be an affiliate of it for purposes of Rule 145 to deliver to Benjamin Franklin Bancorp a letter agreement intended to ensure compliance with the Securities Act of 1933.

COMPARATIVE STOCK PRICES AND DIVIDENDS
AND RELATED CHART BANK STOCKHOLDER MATTERS

Chart Bank Common Stock Prices and Dividends

     There is no established public trading market for Chart Bank common stock. In 2002 and 2003, Chart Bank paid aggregate cash dividends of $0.25 and $0.15 per share of common stock, respectively. In 2004, Chart Bank declared dividends of $0.16 per share on September 15, 2004, $0.16 per share on June 28, 2004 and $0.10 per share on January 21, 2004. In 2005, Chart Bank declared a dividend of $0.16 per share on January 3, 2005. Under the merger agreement, Chart Bank has agreed not to declare or pay any dividends prior to the merger or the termination of the merger agreement except for regular, quarterly cash dividends at a rate not in excess of $0.16 per share of Chart Bank common stock (or $0.18 per share of Chart Bank common stock for any dividend declared on or after April 1, 2005), declared on the first day of each calendar quarter and paid within 10 days thereafter. On the record date for the special meeting, the Chart Bank common stock was held by approximately 28 stockholders of record.

Beneficial Ownership of Chart Bank Common Stock

     The following table sets forth certain information concerning beneficial ownership as of December 20, 2004 of Chart Bank common stock by:

•	each person known to beneficially own 5% or more of Chart Bank common stock;

•	each of Chart Bank’s directors;

•	each of Chart Bank’s executive officers; and

•	all of Chart Bank’s directors and executive officers as a group.

     The number of common shares “beneficially owned” by each stockholder is determined under rules issued by the Securities and Exchange Commission regarding the beneficial ownership of securities. This information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership of common stock includes (1) any shares as to which the person or entity has sole or shared voting power or investment power and (2) any shares as to which the person or entity has the right to acquire beneficial ownership within 60 days after December 20, 2004, including any shares that could be purchased by the exercise of options at or within 60 days after December 20, 2004. Each stockholder’s percentage ownership is based on 1,420,000 shares of Chart Bank common stock outstanding as of December 20, 2004 plus the number of shares of Chart Bank common stock that may be acquired by such stockholder upon exercise of options that are exercisable at or within 60 days after December 20, 2004.

     Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of Chart Bank common stock, except to the extent authority is shared by spouses under community property laws.

		Percentage of Shares
	Number of Shares	Beneficially Owned
Name and Address (1)	Beneficially Owned	Before Offering
Directors and Executive Officers

Richard E. Bolton, Sr. (2)	105,750	7.2%
Richard E. Bolton, Jr. (3)	48,500	3.3
Paul E. Capasso (4)	21,116	1.5
James F. Carlin	2,870	*
J. Devereux deGozzaldi	200	*
Jonathan A. Haynes (5)(6)	124,448	8.8
G. Arnold Haynes	360,426	25.4
John L. Matthews	187,500	13.2
Daniel F. O’Brien	10,200	*
Donald P. Quinn (7)	254,870	17.9
Neil E. Todreas	68,750	4.8
Dean L. Kenney (8)	19,000	1.3
Alfred Odoardi (9)	19,000	1.3
All directors and executive officers (2) — (9)	1,218,630	79.2

Beneficial Owner of 5% or More Other than Directors and Executive Officers

The Charter Voting Trust - 1996 (10)	88,440	6.2%
Village Voting Trust - 1995 (11)	226,750	16.0
Donato D. Capasso (12)	176,506	12.4

*Represents less than 1% of the outstanding shares of common stock

(1)	Unless otherwise indicated, the address of each stockholder is c/o Chart Bank, 295 Weston Street, Waltham, Massachusetts 02453.

(2)	Includes (a) 11,408 shares of common stock held jointly with Mr. Bolton, Sr.’s spouse, (b) 14,375 shares of common stock held by Mr. Bolton, Sr.’s spouse with respect to which Mr. Bolton, Sr. disclaims beneficial ownership, (c) 25,592 shares of common stock held by a voting trust of which Mr. Bolton, Sr. is the sole trustee and with respect to which Mr. Bolton Sr. has sole voting power and (d) 40,000 shares of common stock issuable upon exercise of options exercisable on or within 60 days of December 20, 2004.

(3)	Includes (a) 4,000 shares of common stock held by a voting trust of which Mr. Bolton, Sr. is the sole trustee and with respect to which Mr. Bolton, Jr. has sole investment power and (b) 40,000 shares of common stock issuable upon exercise of options exercisable on or within 60 days of December 20, 2004.

(4)	Includes 8,836 shares of common stock held by a voting trust of which Mr. D. Capasso is the sole trustee and with respect to which Mr. P. Capasso has sole investment power.

(5)	Includes 88,440 shares of common stock held by The Charter Voting Trust — 1996, of which Mr. J. Haynes is the sole trustee and with respect to which Mr. J. Haynes has sole voting power.

(6)	Mr. J. Haynes may also be deemed to have sole investment power with respect to 32,160 of the 88,440 shares of common stock held by The Charter Voting Trust — 1996, including 24,120 shares beneficially owned by Mr. J. Haynes’s children.

(7)	Includes (a) 28,120 shares of common stock held in an IRA account of Mr. Quinn and (b) 226,750 shares of common stock held by Village Voting Trust — 1995, of which Mr. Quinn is the sole trustee and with respect to which Mr. Quinn has sole voting power.

(8)	Includes 19,000 shares of common stock issuable upon exercise of options exercisable on or within 60 days of December 20, 2004.

(9)	Includes 19,000 shares of common stock issuable upon exercise of options exercisable on or within 60 days of December 20, 2004.

(10)	Jonathan A. Haynes, the sole trustee of The Charter Voting Trust - 1996, has sole voting power to vote all of the shares of common stock held by The Charter Voting Trust - 1996. The Charter Voting Trust - 1996 continues until October 25, 2021, unless it is sooner terminated or extended.

(11)	Donald P. Quinn, the sole trustee of the Village Voting Trust - 1995, has sole voting power to vote all of the shares of common stock held by the Village Voting Trust - 1995. The Village Voting Trust - 1995 continues until December 27, 2010 unless it is sooner terminated or extended.

(12)	Includes 26,506 shares of common stock held by a voting trust of which Mr. D. Capasso is the sole trustee and with respect to which Mr. D. Capasso has sole voting power.

BUSINESS OF CHART BANK

General

     Chart Bank, A Cooperative Bank, is a Massachusetts cooperative bank that was formed in 1985. Chart Bank primarily conducts its business from two banking offices in Waltham, Massachusetts and one banking office in Newton, Massachusetts. Chart Bank is engaged principally in the business of investing in various types of residential and commercial mortgages, consumer and commercial loans, and investment securities, funded primarily with deposits from the general public and loan proceeds from the Federal Home Loan Bank of Boston. Chart Bank offers a wide variety of deposit and loan products and services to individual and commercial customers. Additionally, Chart Bank, through its subsidiary, Creative Strategic Solutions, Inc., or CSSI, manages cash for owners of automatic teller machines, or ATMs, and provides related cash management services to a nationwide customer base.

     As a Massachusetts cooperative bank, Chart Bank is regulated by the Massachusetts Division of Banks, the FDIC and the Cooperative Central Bank. Chart Bank’s deposits are insured by the FDIC up to FDIC limits (generally $100,000 per depositor) and by the Share Insurance Fund of the Cooperative Central Bank for the portion of deposits in excess of that insured by the FDIC. Chart Bank is also a member of the Federal Home Loan Bank System.

     Chart Bank’s main office is located at 75 Moody Street, Waltham, Massachusetts 02453. Its telephone number is 781-398-2700.

     On September 1, 2004, Benjamin Franklin Bancorp entered into an agreement pursuant to which Benjamin Franklin Bancorp will acquire Chart Bank, which operates through two offices in Waltham and one office in Newton, Massachusetts. At September 30, 2004, Chart Bank had total assets of $256.3 million and total deposits of $216.0 million. This acquisition will expand Benjamin Franklin Bank’s geographic branching outreach, leverage its capital base and is expected to improve operating efficiency through increased scale.

Market Area

     Chart Bank’s primary market area is centered in Waltham, Massachusetts, where its main office is located, and Newton, Massachusetts, both approximately 10 miles west of Boston, and includes other cities and towns of Middlesex County, Massachusetts. The majority of Chart Bank’s customers reside in or maintain their principal offices in Middlesex County, Massachusetts. Middlesex County, and Waltham and Newton in particular, have a relatively diversified employment base, with employment spread among most economic sectors. Education-related employment is particularly significant in this area. Other dominant sectors include services, manufacturing and wholesale/retail trade.

     According to published statistics, Middlesex County’s population has grown by 0.1% since the year 2000 to a total of 1,470,000 in 2004. Per capita income for the county has grown by 3.8% since 2000 to $36,220, which is 21.4% higher than that of Massachusetts and 50.3% higher than the United States as a whole. Median household income for Middlesex County was $69,234 in 2004, which is 21.4% higher than that of Massachusetts and 49.0% higher than the U.S. average. The unemployment rate for Middlesex County stood at 4.4% as of August 2004, lower than the average for Massachusetts of 4.6% and the U.S. average of 5.4%.

     Chart Bank faces significant competition from savings, cooperative and commercial banks, as well as from a variety of non-bank financial institutions. Many of these competitors are larger and have a state-wide, regional or national presence, and have greater financial resources than Chart Bank.

Lending Activities

     Chart Bank’s principal business is lending, and loans represent a large portion of Chart Bank’s assets. Chart Bank’s lending activity has focused on the origination of commercial loans secured by liens on real estate and first mortgage loans for the purchase, refinance or construction of residential properties in Chart Bank’s market area. Currently, Chart Bank maintains the commercial loans it originates in its loan portfolio, although, in some instances, other financial institutions may also participate in these loans. Chart Bank typically retains the adjustable-rate residential mortgages that it originates in its portfolio. Chart Bank typically does not originate fixed-rate residential mortgages for its portfolio; however, it does act as broker for other lenders in originating these mortgages and receives loan brokerage fees for its services as loan broker. Loans secured by mortgages on a borrower’s principal residence are generally viewed as the least vulnerable to major economic changes and at the same time provide an attractive source of interest income.

     Chart Bank’s loan portfolio consists of many types of loans, including residential mortgage loans, including home equity lines-of-credit, monthly installment loans for consumers, as well as commercial loans that include lines-of-credit, short-term loans, Small Business Administration loans and real estate loans for business customers. The following table summarizes the composition of Chart Bank’s loan portfolio as of the dates indicated:

			December 31,
	September 30, 2004		2003		2002
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Real estate mortgage loans:
Residential (1)(2)	$64,953	36.63%	$37,666	26.61%	$33,719	27.09%
Commercial (2)	99,682	56.21%	91,788	64.85%	83,619	67.16%
Construction	8,225	4.64%	6,498	4.59%	3,327	2.67%

	172,860	97.48%	135,952	96.05%	120,665	96.92%

Commercial loans:
Secured	4,029	2.27%	3,913	2.76%	3,182	2.56%
Unsecured	95	0.06%	512	0.36%	255	0.20%

	4,124	2.33%	4,425	3.12%	3,437	2.76%

Consumer loans:
Consumer share secured	132	0.07%	741	0.53%	61	0.05%
Other consumer	209	0.12%	429	0.30%	338	0.27%

	341	0.19%	1,170	0.83%	399	0.32%

Total loans	177,325	100.00%	141,547	100.00%	124,501	100.00%

Allowance for loan losses	(1,753)		(1,657)		(1,536)

Loans, net	$175,572		$139,890		$122,965

	December 31,
	2001		2000		1999
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Real estate mortgage loans:
Residential (1)(2)	$41,118	32.25%	$44,765	36.53%	$39,531	36.49%
Commercial (2)	76,406	59.94%	68,995	56.30%	60,490	55.83%
Construction	3,936	3.09%	2,535	2.07%	2,794	2.58%

	121,460	95.28%	116,295	94.90%	102,815	94.90%

Commercial loans:
Secured	5,470	4.29%	5,587	4.56%	4,377	4.04%
Unsecured	65	0.05%	57	0.04%	534	0.49%

	5,535	4.34%	5,644	4.60%	4,911	4.53%

Consumer loans:
Consumer share secured	76	0.06%	267	0.22%	335	0.31%
Other consumer	404	0.32%	342	0.28%	277	0.26%

	480	0.38%	609	0.50%	612	0.57%

Total loans	127,475	100.00%	122,548	100.00%	108,338	100.00%

Allowance for loan losses	(1,387)		(1,311)		(1,101)

Loans, net	$126,088		$121,237		$107,237

(1)	Includes home equity lines-of-credit.

(2)	Includes net deferred loan costs and purchase premiums.

     Loan Maturity. The following table summarizes the scheduled repayments of Chart Bank’s loan portfolio at September 30, 2004. Demand loans, loans having no stated repayment schedule, and overdraft loans are reported as being due in one year or less:

	Residential Mortgage		Commercial Mortgage		Construction
		Weighted		Weighted		Weighted
		Average		Average		Average
	Amount	Rate	Amount	Rate	Amount	Rate
	(Dollars in thousands)
Due less than one year.	$16,197	5.07%	$27,410	6.38%	$8,225	6.70%
Due after one year to five years	44,340	5.41%	66,980	6.54%	—	—
Due after five years	4,416	5.00%	5,292	6.25%	—	—

Total	$64,953	5.30%	$99,682	6.48%	$8,225	6.70%

	Commercial Loans		Consumer Loans		Total
		Weighted		Weighted		Weighted
		Average		Average		Average
	Amount	Rate	Amount	Rate	Amount	Rate
	(Dollars in thousands)
Due less than one year.	$4,124	6.39%	$279	9.59%	$56,235	6.07%
Due after one year to five years	—	—	62	8.87%	111,382	6.09%
Due after five years	—	—	—	—	9,708	5.68%

Total	$4,124	6.39%	$341	9.46%	$177,325	6.06%

     The following table sets forth, at September 30, 2004, the dollar amount of total loans, net of unadvanced funds on loans, contractually due after September 30, 2005 and whether such loans have fixed interest rates or adjustable interest rates.

	Fixed	Adjustable	Total
	(Dollars in thousands)
Residential mortgage	$8,015	$40,741	$48,756
Commercial mortgage.	19,597	52,675	72,272
Consumer loans	62	—	62

Total Loans	$27,674	$93,416	$121,090

     Loan Originations, Purchases and Sales. The following table sets certain information concerning Chart Bank’s loan activity during the periods indicated:

	For the
	Nine Months Ended
	September 30,		For the Years Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(Dollars in thousands)
Loans at beginning of period	$141,547	$124,501	$124,501	$127,475	$122,548	$108,338	$84,628

Originations:
Residential mortgage	18,222	12,711	16,318	6,628	10,658	10,446	15,279
Commercial mortgage	20,294	16,501	26,260	28,738	18,815	19,889	23,965
Construction	10,566	6,325	9,161	6,968	2,515	4,882	5,010
Commercial	1,799	2,556	3,770	801	2,315	2,053	4,006
Consumer and other	967	2,653	2,687	4,041	2,262	822	2,642

Total loans originated	51,848	40,746	58,196	47,176	36,565	38,092	50,902
Purchases of mortgage loans	14,002	—	—	—	—	—	—

Total additions	65,850	40,746	58,196	47,176	36,565	38,092	50,902

Deduct:
Principal loan repayments and prepayments	30,078	32,415	41,151	50,179	31,594	24,051	27,293
Charge-offs (recoveries), net.	(6)	(1)	(1)	(29)	44	(79)	(101)

Total deductions	30,072	32,414	41,150	50,150	31,638	23,972	27,192

Net increase (decrease) in loans.	35,778	8,332	17,046	(2,974)	4,927	14,120	23,710

Loans at end of period	$177,325	$132,833	$141,547	$124,501	$127,475	$122,548	$108,338

Investment Activities

     Chart Bank’s investment portfolio is an important component of its balance sheet, and interest and dividends represent an important source of its earnings. Chart Bank’s investment policy is designed to complement its lending activities, provide an alternative source of income through interest, dividends and capital gains, diversify Chart Bank’s assets and improve liquidity while minimizing Chart Bank’s tax liability. Investment decisions are made in accordance with Chart Bank’s investment policy and are based upon the quality of a particular investment, its inherent risks, the composition of the balance sheet, market expectations, Chart Bank’s liquidity and income needs and how the investment fits within Chart Bank’s interest rate risk strategy. Chart Bank’s investment portfolio is comprised of obligations of various federal agencies, and corporate equity securities. At September 30, 2004, Chart Bank’s investment portfolio totaled $35.5 million, which represents approximately 13.9% of total assets.

     The following table presents the amortized cost, gross unrealized gains and losses and fair value of Chart Bank’s securities at the dates indicated. At December 31, 2003, 2002 and 2001, all securities consisted of federal agency obligations.

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gain	Losses	Value
	(Dollars in thousands)
September 30, 2004
Securities available for sale:
Federal agency obligations	$2,009	$26	$—	$2,035
Marketable equity securities	1,614	59	(39)	1,634

Total securities available for sale	$3,623	$85	$(39)	$3,669

Securities held to maturity:
Federal agency obligations	$31,826	$66	$(150)	$31,742

December 31, 2003
Securities available for sale	$5,292	$112	$—	$5,404

Securities held to maturity	$23,965	$113	$(118)	$23,960

December 31, 2002
Securities available for sale	$16,142	$364	$—	$16,506

Securities held to maturity	$13,026	$146	$—	$13,172

December 31, 2001
Securities available for sale	$21,000	$587	$(2)	$21,585

Securities held to maturity	$—	$—	$—	$—

     The table below sets forth certain information regarding the amortized cost, weighted average yields and contractual maturities of Chart Bank’s debt securities portfolio at September 30, 2004:

			Over One Year
	One Year or Less		through Five Years		Total
		Weighted		Weighted			Weighted
	Amortized	Average	Amortized	Average	Amortized	Fair	Average
	Cost	Yield	Cost	Yield	Cost	Value	Yield
	(Dollars in thousands)
Securities available for sale:
Federal agency obligations	$1,500	4.37%	$509	4.41%	$2,009	$2,035	4.38%
Securities held to maturity:
Federal agency obligations	—	—	31,826	2.65%	31,826	31,742	2.65%

Total debt securities	$1,500	4.37%	$32,335	2.68%	$33,835	$33,777	2.76%

Deposit Activities and Other Sources of Funds

     Deposits are the major external source of funds for Chart Bank’s lending and investment activities. Chart Bank offers a wide variety of deposit accounts with a range of interest rates and terms, including, among others, interest bearing checking, non-interest bearing checking, regular savings, money market savings, NOW accounts and certificates of deposit. Chart Bank also generates funds internally from loan principal repayments and prepayments and maturing investment securities. In addition, Chart Bank is a member of the Federal Home Loan Bank of Boston which permits Chart Bank to borrow from the Federal Home Loan Bank of Boston to fund asset growth when other sources of funds are unavailable. At September 30, 2004, Chart Bank had total deposits of $216.0 million and the ability to borrow a total of $37.2 million from the Federal Home Loan Bank of Boston, in addition to the outstanding borrowings from the Federal Home Loan Bank of Boston of $22.0 million.

     The following tables set forth certain information relative to the composition of Chart Bank’s average deposit accounts and the weighted average interest rate on each category of deposits:

	Nine Months Ended		Year Ended
	September 30, 2004		December 31, 2003
		Weighted		Weighted
	Average	Average	Average	Average
	Balance	Rate	Balance	Rate
		(Dollars in thousands)
Demand deposits	$30,728	—	$28,651	—
Money market/ NOW deposits	68,349	1.41%	60,408	1.37%
Savings deposits	17,521	0.80%	20,643	0.94%

Total non-certificate accounts	116,598	0.95%	109,702	0.93%

Certificates of deposit	77,982	2.57%	64,672	3.08%

Total deposits	$194,580	1.60%	$174,374	1.73%

	Years Ended December 31,
	2002		2001
		Weighted		Weighted
	Average	Average	Average	Average
	Balance	Rate	Balance	Rate
	(Dollars in thousands)
Demand deposits	$25,721	—	$24,862	—
Money market/NOW deposits	52,280	2.06%	44,486	2.95%
Savings deposits	18,244	1.70%	16,770	2.35%

Total non-certificate accounts	96,245	1.44%	86,118	1.98%

Certificates of deposit	64,734	3.89%	74,593	5.45%

Total deposits	$160,979	2.43%	$160,711	3.59%

     As of September 30, 2004, the aggregate amount of outstanding certificates of deposit in amounts greater than or equal to $100,000 was approximately $43.7 million. The following table sets forth the maturity of those certificates as of September 30, 2004:

At
September
30, 2004
(Dollars in
thousands)
Three months or less	$6,365
Over three months through six months	2,323
Over six months through one year	24,204
Over one year to three years	8,901
Over three years	1,933

Total	$43,726

     The following table sets forth certain information concerning balances and interest rates on Chart Bank’s Federal Home Loan Bank of Boston advances at the dates and for the periods indicated:

	At or For the
	Nine Months Ended		At or For the Years Ended
	September 30,		December 31,
	2004	2003	2003	2002	2001
		(Dollars in thousands)
Balance at end of period	$22,000	$13,794	$15,930	$14,986	$19,731
Average balance during period	$22,913	$12,051	$12,491	$15,932	$2,378
Maximum outstanding at any month end	$30,593	$15,901	$15,930	$21,208	$19,731
Weighted average interest rate at period end	2.52%	3.68%	2.92%	3.14%	3.07%
Weighted average interest rate during period	2.33%	3.50%	3.51%	3.50%	4.29%

Cash Management Business — CSSI Subsidiary

     Chart Bank’s subsidiary, Creative Strategic Solutions, Inc. or CSSI, manages cash for owners of ATMs and provides related cash management services to a nationwide customer base. CSSI’s primary business is supplying cash funds to ATMs owned by independent service organizations, who are its customers, and processing the transactions effected at those ATMs. Currently, CSSI manages over 1700 ATMs for numerous independent service organizations in the United States. CSSI typically receives fees based on the amount of cash in the ATMs and in transit, tied to a floating index rate such as the Prime Rate. Chart Bank considers this business as an important part of its asset liability management program, and as of September 30, 2004 was using $31.2 million, or approximately 12.2% of its total assets, in this business. The cash used in this business remains an asset of Chart Bank. CSSI employs independent, bonded transit companies to transport the cash, and also insures the cash in ATMs against theft or loss through common insurance carriers.

Non-Performing Assets

     The table below sets forth the amounts and categories of Chart Bank’s non-performing assets at the dates indicated. At each date presented, Chart Bank had no troubled debt restructurings (loans for which a portion of interest or principal has been forgiven and loans modified at interest rates materially less than current market rates).

	At
	September	At December 31,
	30, 2004	2003	2002	2001	2000	1999
	(Dollars in thousands)
Non-accrual loans:
Residential mortgage	$119	$120	$—	$—	$—	$—
Commercial mortgage	—	—	—	—	—	—
Construction	—	—	—	—	—	—
Commercial	—	—	—	—	—	—
Consumer and other	—	—	—	—	—	—

Total non-accrual loans	$119	$120	$—	$—	$—	$—

Loans greater than 90 days delinquent and still accruing:
Residential mortgage	$—	$—	$—	$—	$—	$—
Commercial mortgage	—	68	—	—	—	351
Construction	—	—	—	—	—	—
Commercial	25	25	25	230	—	—
Consumer and other	—	—	—	—	—	—

Total loans greater than 90 days delinquent and still accruing	$25	$93	$25	$230	$—	$351

Total non-performing loans	$144	$213	$25	$230	$—	$351

Total real estate owned	$—	$—	$—	$—	$—	$—

Total non-performing assets	$144	$213	$25	$230	$—	$351

Ratios:
Non-performing loans to total loans	0.08%	0.15%	0.02%	0.18%	—%	0.32%
Non-performing assets to total assets	0.06%	0.10%	0.01%	0.13%	—%	0.25%

     The following table sets forth activity in Chart Bank’s allowance for loan losses for the periods indicated:

	At or for the
	Nine Months Ended
	September 30,		At or For the Years Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(Dollars in thousands)
Balance at beginning of period	$1,657	$1,536	$1,536	$1,387	$1,311	$1,101	$820

Charge-offs:
Real estate mortgage loans:
Residential	—	—	—	—	—	—	—
Commercial	—	—	—	—	47	—	—

	—	—	—	—	47	—	—
Commercial loans	—	—	—	25	—	—	—
Consumer loans	6	5	5	6	7	5	14

Total charge-offs	6	5	5	31	54	5	14

Recoveries:
Real estate mortgage loans
Residential	—	4	4	1	1	21	100
Commercial	—	—	—	45	5	62	12

	—	4	4	46	6	83	112
Commercial loans	11	—	—	14	—	—	—
Consumer loans	1	2	2	—	4	1	3

Total recoveries	12	6	6	60	10	84	115

Net (charge-offs) recoveries	6	1	1	29	(44)	79	101
Provision for loan losses	90	90	120	120	120	131	180

Balance at end of period	$1,753	$1,627	$1,657	$1,536	$1,387	$1,311	$1,101

Ratios:
Net (charge-offs) recoveries to average loans outstanding (annualized)	0.00%	0.00%	0.00%	0.02%	(0.04%)	0.07%	0.11%
Allowance for loan losses to non-performing loans at end of period	1,217.36%	1,122.07%	777.93%	6,144.00%	603.04%	0.00%	313.68%
Allowance for loan losses to total loans at end of period	0.99%	1.22%	1.17%	1.23%	1.09%	1.07%	1.02%

     The following tables set forth Chart Bank’s percent of allowance by loan category and the percent of the loans to total loans in each of the categories listed at the dates indicated. The allowance for loan losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories:

				At December 31,
	At September 30, 2004			2003			2002
			Percent			Percent			Percent
			of Loans			of Loans			of Loans
		Loan	in Each		Loan	in Each		Loan	in Each
	Allowance	Balances	Category	Allowance	Balances	Category	Allowance	Balances	Category
	for Loan	by	to Total	for Loan	by	to Total	for Loan	by	to Total
	Losses	Category	Loans	Losses	Category	Loans	Losses	Category	Loans
	(Dollars in thousands)
Real estate mortgage loans :
Residential	$197	$64,953	36.63%	$123	$37,666	26.61%	$108	$33,719	27.09%
Commercial	1,114	99,682	56.21%	1,083	91,788	64.85%	941	83,619	67.16%
Construction	237	8,225	4.64%	179	6,498	4.59%	102	3,327	2.67%

	1,548	172,860	97.48%	1,385	135,952	96.05%	1,151	120,665	96.92%
Commercial loans	95	4,124	2.33%	85	4,425	3.12%	58	3,437	2.76%
Consumer loans	6	341	0.19%	7	1,170	0.83%	8	399	0.32%
Unallocated	104	—		180	—		319	—

Total	$1,753	$177,325	100.00%	$1,657	$141,547	100.00%	$1,536	$124,501	100.00%

	At December 31,
	2001			2000			1999
			Percent			Percent			Percent
			of Loans			of Loans			of Loans
		Loan	in Each		Loan	in Each		Loan	in Each
	Allowance	Balances	Category	Allowance	Balances	Category	Allowance	Balances	Category
	for Loan	by	to Total	for Loan	by	to Total	for Loan	by	to Total
	Losses	Category	Loans	Losses	Category	Loans	Losses	Category	Loans
	(Dollars in thousands)
Real estate mortgage loans :
Residential	$119	$41,118	32.25%	$124	$44,765	36.53%	$115	$39,531	36.49%
Commercial	906	76,406	59.94%	887	68,995	56.30%	803	60,490	55.83%
Construction	108	3,936	3.09%	86	2,535	2.07%	84	2,794	2.58%

	1,133	121,460	95.28%	1,097	116,295	94.90%	1,002	102,815	94.90%
Commercial loans	63	5,535	4.34%	101	5,644	4.60%	90	4,911	4.53%
Consumer loans	10	480	0.38%	9	609	0.50%	9	612	0.57%
Unallocated	181	—		104	—		—	—

Total	$1,387	$127,475	100.00%	$1,311	$122,548	100.00%	$1,101	$108,338	100.00%

Employees

     Chart Bank’s workforce at September 30, 2004 was 48 employees, of whom 44 were full-time and 4 were part-time.

Properties

     Chart Bank currently conducts its business through its main office located in Waltham, Massachusetts and two other full-service banking offices. In addition, Chart Bank operates eight off-site ATMs.

	Location	Leased or Owned	Year Opened	Expiration of Lease
Main Office:	75 Moody Street, Waltham, Massachusetts 02453	Leased	1996	March 2008
Branch Offices:	1290 Main Street, Waltham, Massachusetts 02451	Owned	1996	N/A
	40 Austin Street, Newton, Massachusetts 02460	Owned	1998	N/A
Administrative Office:	295 Weston Street Waltham, Massachusetts 02453	Leased	1999	April 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS OF CHART BANK

     The following discussion should be read in conjunction with “Selected Consolidated Financial Information of Chart Bank” and the Consolidated Financial Statements of Chart Bank, A Cooperative Bank and Subsidiaries and related Notes appearing elsewhere in this proxy statement/prospectus.

Forward-Looking Statements

     This management’s discussion and analysis of Chart Bank’s financial condition and results of operations contains forward-looking statements that are based on assumptions and describe future plans, strategies and expectations of Chart Bank, including those with respect to its pending acquisition by Benjamin Franklin Bank. These forward-looking statements are generally identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or similar expressions. Chart Bank’s ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of Chart Bank include, but are not limited to, changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in Chart Bank’s market area and accounting principles and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Subject to applicable laws and regulations, Chart Bank does not undertake—and specifically disclaims any obligation—to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of the statements or to reflect the occurrence of anticipated or unanticipated events.

General

     Chart Bank’s results of operations depend primarily on net interest income, which is the difference between the interest income earned on its interest-earning assets, such as loans and securities, and the interest expense on its interest-bearing liabilities, such as deposits and borrowings. Chart Bank also generates noninterest income primarily from fees charged on customers’ accounts and income generated through Chart Bank’s subsidiary, CSSI. CSSI provides cash to ATMs owned by independent service organizations nationwide. Fees are collected from the independent service organizations for managing the ATMs and for the use of the cash in the machines. Chart Bank’s noninterest expenses primarily consist of employee compensation and benefits, occupancy, advertising and other operating expenses. Chart Bank’s results of operations are affected by general economic and competitive conditions, notably changes in market interest rates, government policies and regulations. Chart Bank exceeded all of its regulatory capital requirements at December 31, 2003 and at September 30, 2004.

Critical Accounting Policies

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of income and expenses during the reporting periods.

     Note 1 of the Notes to Chart Bank’s consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of Chart Bank’s consolidated financial statements. The following is a brief discussion of the critical accounting policy used by Chart Bank in preparation of its financial statements.

     Allowance For Loan Losses. The most significant estimate made by Chart Bank in the preparation of its financial statements relates to determining the allowance for loan losses. The actual amount of loan losses could differ significantly from this estimate. Senior management has discussed the development and selection of this accounting estimate, the assumptions on which this estimate is based, and the related disclosures with the audit committee of Chart Bank’s Board of Directors.

     Chart Bank devotes significant attention to maintaining high loan quality through its underwriting standards, active servicing of loans and aggressive management of nonperforming assets. The allowance for loan losses is maintained at a level estimated by management to provide adequately for probable loan losses inherent in the loan portfolio. Probable loan losses are estimated based on a monthly review of the loan portfolio, loss experience, specific problem loans, economic conditions and other pertinent factors. In assessing risks inherent in the portfolio, management considers the risk of loss on non-performing and classified loans including an analysis of collateral in each situation. Chart Bank’s methodology for assessing the appropriateness of the allowance for loan losses includes several key elements. Problem loans are identified and analyzed individually to detect specific losses including an analysis of estimated cash flows for impaired loans. The loan portfolio is also segmented into pools of loans that are similar in type and risk characteristics (i.e., commercial, consumer and mortgage loans). Loss factors based on Chart Bank’s historical charge offs are applied using Chart Bank’s historical experience and may be adjusted for significant factors that, in management’s judgment, affect the collectability of the portfolio as of the evaluation date. Additionally, the portfolio is segmented into pools based on internal risk ratings with estimated loss factors applied to each rating category. Other factors considered in determining probable loan losses are any changes in concentrations in the portfolio, trends in loan growth, the relationship and trends in recent years of recoveries as a percentage of prior charge offs and peer bank’s loss experience. Although management believes that it uses the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary, and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while Chart Bank believes it has established its existing allowance for loan losses consistent with accounting principles generally accepted in the United States of America, there can be no assurance that regulators, in reviewing Chart Bank’s loan portfolio, will not request Chart Bank to increase its allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Material increases in the allowance for loan losses will adversely affect Chart Bank’s financial condition and results of operations.

Changes in Chart Bank’s Financial Condition and Results of Operations

     The following analysis discusses changes in the financial condition and results of operations for the nine months ended September 30, 2004 and 2003, and for the years ended December 31, 2003 and 2002, and should be read in conjunction with Chart Bank’s consolidated financial statements and the notes thereto, appearing elsewhere herein.

Comparison of Chart Bank’s Financial Condition at September 30, 2004 and December 31, 2003

     General. Chart Bank’s total assets increased $46.4 million, or 22.1%, to $256.3 million at September 30, 2004 as compared to $209.9 million at December 31, 2003. The increase in assets was mainly attributable to a $35.7 million increase in net loans, a $6.1 million increase in securities and a $3.9 million increase in cash and cash equivalents. The growth in assets was primarily funded by an increase in deposit account balances of $40.2 million and advances from the Federal Home Loan Bank of Boston of $6.1 million.

     Net Loans. Net loans increased $35.7 million, or 25.5%, from $139.9 million at December 31, 2003 to $175.6 million at September 30, 2004, primarily as a result of increased residential mortgage loans, commercial mortgage loans and construction loans. Residential mortgage loans increased $27.3 million, or 72.4%, from $37.7 million at December 31, 2003 to $65.0 million at September 30, 2004 mainly due to additional residential mortgage loan originations primarily resulting from refinancing activity in a low interest rate environment and the purchase of $14.0 million of residential mortgage loans from another institution. Commercial mortgage loans increased $7.9 million, or 8.6%, from $91.8 million at December 31, 2003, to $99.7 million at September 30, 2004, primarily due to additional commercial mortgage originations. Construction loans increased $1.7 million, or 26.6%, from $6.5 million at December 31, 2003 to $8.2 million at September 30, 2004, primarily due to additional construction loan originations.

     Securities. Available for sale securities decreased $1.7 million, or 32.1%, from a fair value of $5.4 million at December 31, 2003 to a fair value of $3.7 million at September 30, 2004. Held to maturity securities increased $7.9 million or 32.8%, from an amortized cost of $24.0 million at December 31, 2003 to $31.8 million at September 30, 2004. The decrease in available for sale securities and the increase in held to maturity securities primarily resulted from the reinvestment of proceeds from maturities, calls and sales of available for sale securities in held to maturity securities and an additional net increase of $6.2 million of federal agency securities, which were classified as held to maturity securities.

     Cash and Cash Equivalents. Cash and cash equivalents increased $3.9 million, or 11.2%, from $34.9 million at December 31, 2003 to $38.8 million at September 30, 2004, primarily as a result of a $4.2 million, or 15.5%, increase in the cash deployed in ATMs by CSSI from $27.0 million at December 31, 2003 to $31.2 million at September 30, 2004 and a $1.0 million increase in short-term investments, partially offset by a $1.3 million decrease in cash and due from banks primarily resulting from fluctuations in the ordinary course of business.

     Deposits and Borrowed Funds. Deposits totaled $216.0 million at September 30, 2004, an increase of $40.2 million, or 22.9%, compared to $175.8 million at December 31, 2003. Certificates of deposit increased $29.2 million, or 46.1%, from $63.3 million at December 31, 2003 to $92.5 million at September 30, 2004. Savings and money market accounts increased $6.6 million, or 9.0%, from $72.5 million at December 31, 2003 to $79.0 million at September 30, 2004. NOW and demand deposit accounts increased $4.4 million, or 11.0%, from $40.0 million at December 31, 2003 to $44.5 million at September 30, 2004. Borrowed funds from the Federal Home Loan Bank of Boston increased $6.1 million, or 38.1%, from $15.9 million at December 31, 2003 to $22.0 million at September 30, 2004.

     Non-performing Assets, Delinquencies and Allowance for Loan Losses. Non-performing assets, all of which consisted of loans, totaled $144,000 at September 30, 2004, compared to $213,000 at December 31, 2003, a decrease of $69,000.

     On a monthly basis, management informs the Board of Directors of the amount of loans delinquent for more than 30 days, all loans in foreclosure and all foreclosed and repossessed property that Chart Bank owns. Chart Bank ceases accruing interest on mortgage loans when principal or interest payments are delinquent 90 days or more unless management determines that the loan principal and interest is fully secured and in the process of collection. Once the accrual of interest on a loan is discontinued, all interest previously accrued is reversed against current period interest income.

     The allowance for loan losses was $1.8 million at September 30, 2004, an increase of $96,000 from the $1.7 million recorded at December 31, 2003. The allowance for loan losses as a percentage of gross loans was 0.99% at September 30, 2004 as compared to 1.17% at December 31, 2003. The allowance for loan losses as a percentage of non-performing loans was 1,217% at September 30, 2004 as compared to 778% at December 31, 2003.

     The allowance for loan losses consists of a formula allowance for various loan portfolio classifications and an amount for loans identified as impaired, if necessary. The allowance is an estimate, and ultimate losses may vary from current estimates. See “—Critical Accounting Policies—Allowance for Loan Losses” on page [#] for a discussion of the factors considered in making this estimate and the risks associated with using those factors. Changes in the estimate are recorded in the results of operations in the period in which they become known, along with provisions for estimated losses incurred during that period.

     A portion of the allowance for loan losses is not allocated to any specific segment of the loan portfolio. This unallocated reserve is maintained for two primary reasons: there exists an inherent subjectivity and imprecision to the analytical processes employed, and the prevailing business environment, as it is affected by changing economic conditions and various external factors, which may impact the portfolio in ways currently unforeseen. Moreover, management has identified certain risk factors, which could impact the degree of loss sustained within the portfolio. These include: market risk factors, such as the effects of economic variability on the entire portfolio, and unique portfolio risk factors that are inherent characteristics of Chart Bank’s loan portfolio. Market risk factors may consist of changes to general economic and business conditions that may impact Chart Bank’s loan portfolio customer base in terms of ability to repay and that may result in changes in value of underlying collateral. Unique portfolio risk factors may include industry or geographic concentrations, or trends that may exacerbate losses resulting from economic events which Chart Bank may not be able to fully diversify out of its portfolio.

     Due to the inherent imprecise nature of the loan loss estimation process and ever changing conditions, these risk attributes may not be adequately captured in data related to the formula-based loan loss components used to determine allocations in Chart Bank’s analysis of the adequacy of the allowance for loan losses. Management, therefore, has established and maintains an unallocated allowance for loan losses. The amount of the unallocated allowance was $104,000 at September 30, 2004 as compared to $180,000 at December 31, 2003.

     Stockholders’ Equity. Total stockholders’ equity increased $147,000, or 0.8%, to $17.5 million at September 30, 2004 compared to $17.4 million at December 31, 2003. The increase is due primarily to net income of $784,000 for the nine months ended September 30, 2004, partially offset by $597,000 in dividends paid to stockholders during the nine months ended September 30, 2004 and a reduction in accumulated other comprehensive income. The decrease in accumulated other comprehensive income was due to a reduction in the unrealized gain on securities available for sale, net of taxes of $40,000. The decline in the unrealized gain was due to the realization of $53,000, or $32,000 net of taxes, of security gains during the nine months ended September 30, 2004 and a higher interest rate environment reducing the fair value of Chart Bank’s fixed income portfolio.

Comparison of Chart Bank’s Operating Results for the Nine Months Ended September 30, 2004 and 2003

     Net Income. Net income for the nine months ended September 30, 2004 was $784,000 compared to $1.3 million for the nine months ended September 30, 2003. The decrease of $518,000 was mainly the result of an increase in noninterest expense of $830,000, primarily resulting from merger-related expenses and increases in salaries and employee benefits, partially offset by a $301,000 increase in net interest income.

     Net Interest Income. Net interest income increased $301,000, or 6.1%, to $5.3 million for the first nine months of 2004 compared to $5.0 million for the first nine months of 2003. The increase was primarily due to higher average loans and a lower cost of funds, partially offset by lower asset yields.

     Interest Income. Total interest and dividend income increased $385,000, or 5.1%, to $8.0 million for the first nine months of 2004 from $7.6 million for the first nine months of 2003. Interest income on loans increased $478,000, or 7.1%, to $7.2 million for the nine months ended September 30, 2004 compared to $6.7 million for the nine months ended September 30, 2003. The increase was due a $27.3 million increase in the average balance of net loans outstanding partially offset by an 81 basis point decrease in the average yield on loans. The increase in loan volume and the decrease in yield were mainly due to a lower interest rate environment, additional originations primarily resulting from prepayments and refinancing activity in a low interest rate environment and the purchase of $14.0 million of residential mortgage loans from another institution during the first nine months of 2004 compared to the first nine months of 2003. Interest and dividend income from investment securities, short-term investments and other investments decreased $93,000, or 10.6%, to $781,000 for the nine months ended September 30, 2004, compared to $874,000 for the nine months ended September 30, 2003. The decrease in income was due to a 74 basis point decrease in the average yield on these investments partially offset by a $6.4 million increase in the average balance of these investments outstanding. The lower yields on these investments resulted from a lower interest rate environment during the first nine months of 2004 compared to the first nine months of 2003.

     Interest Expense. Interest expense increased $84,000, or 3.2%, to $2.7 million for the nine months ended September 30, 2004 compared to $2.6 million for the nine months ended September 30, 2003. The increase was primarily due to an increase in interest-bearing liabilities of $29.7 million, or 18.9%, to $186.8 million for the nine months ended September 30, 2004 from $157.1 million for the nine months ended September 30, 2003 partially offset by a decrease in the average cost of funds for interest-bearing liabilities of 30 basis points. The average cost of interest-bearing liabilities for the first nine months of 2004 was 1.95% as compared to 2.25% for the first nine months of 2003. The decrease in the average cost of interest-bearing liabilities was primarily due to a lower interest rate environment. The higher average balance of interest-bearing liabilities for the first nine months of 2004 primarily resulted from a $12.9 million increase in the average balance of certificates of deposit, a $8.7 million increase in the average balances in money market/NOW accounts and a $10.9 million increase in the average balance of Federal Home Loan Bank of Boston advances, partially offset by a $2.7 million decrease in savings deposits.

     Provision for Loan Losses. The provision for loan losses was $90,000 for the nine months ended September 30, 2004 and $90,000 for the nine months ended September 30, 2003.

     Noninterest Income. Noninterest income was $1.9 million for the nine months ended September 30, 2004 as compared to $2.0 million for the nine months ended September 30, 2003, a decrease of $132,000, or 6.4%. The decrease in noninterest income was due to a decrease in loan brokerage fees of $126,000 as more loans originated by Chart Bank were for its own portfolio and a decrease in customer service fees of $89,000 due to a reduction in service fees on deposit accounts that was instituted in the fourth quarter of 2003, partially offset by increases in revenues from net gain on sales and redemptions of securities of $47,000, ATM service contract fees of $24,000 and miscellaneous income of $12,000.

     Noninterest Expense. Noninterest expense increased $830,000, or 17.3%, from $4.8 million for the nine months ended September 30, 2003 to $5.6 million for the nine months ended September 30, 2004. The increase in noninterest expense from the prior year period was primarily due to merger-related expenses of $382,000 and increases in expense relating to salaries and employee benefits of $345,000, data processing of $90,000 due to added volume and new services offered, advertising and marketing expenses of $81,000 and legal fees of $38,000, partially offset by decreases in telephone costs of $34,000, exam and audit related costs of $9,000, stationary and supplies costs of $25,000, and occupancy and equipment expenses of $31,000 as certain assets became fully depreciated.

     Provision for Income Taxes. The provision for income taxes decreased $143,000 from $823,000 for the first nine months of 2003 to $680,000 for the nine months ended September 30, 2004. The effective tax rate for the nine months ended September 30, 2004 increased to 46.4% from 38.7% in the prior year period, primarily due to merger-related expenses that are not deductible for tax purposes.

Comparison of Chart Bank’s Financial Condition at December 31, 2003 and 2002

     General. Chart Bank’s total assets increased $6.9 million, or 3.3%, to $209.9 million at December 31, 2003 as compared to $203.0 million at December 31, 2002. The increase was primarily due to a $16.9 million increase in net loans, partially offset by a $9.9 million decrease in cash and cash equivalents. The growth in assets was primarily funded by an increase in deposits of $5.5 million and advances from the Federal Home Loan Bank of Boston of $944,000.

     Net Loans. Net loans increased $16.9 million, or 13.8%, from $123.0 million at December 31, 2002 to $139.9 million at December 31, 2003, primarily as a result of increased commercial mortgage loans, residential mortgage loans and construction loans. Commercial mortgage loans increased $8.2 million, or 9.8%, from $83.6 million at December 31, 2002 to $91.8 million at December 31, 2003, primarily as a result of additional originations of commercial mortgage loans. Residential mortgage loans increased $3.9 million, or 11.7%, from $33.7 million at December 31, 2002 to $37.7 million at December 31, 2003, primarily as a result of additional originations of residential mortgage loans. Construction loans increased $3.2 million, or 95.3%, from $3.3 million at December 31, 2002 to $6.5 million at December 31, 2003, primarily as a result of additional originations of construction loans.

     Securities. Available for sale securities decreased by $11.1 million, or 67.3%, from a fair value of $16.5 million at December 31, 2002 to a fair value of $5.4 million at December 31, 2003. Held to maturity securities increased $10.9 million, or 84.0%, from an amortized cost of $13.0 million at December 31, 2002 to $24.0 million at December 31, 2003. The decrease in available for sale securities and the increase in held to maturity securities primarily resulted from the reinvestment of proceeds from maturities, calls and sales of available for sale securities and held to maturity securities in held to maturity securities.

     Cash and Cash Equivalents. Cash and cash equivalents decreased $9.9 million, or 22.1%, from $44.8 million at December 31, 2002 to $34.9 million at December 31, 2003, primarily as a result of a $9.1 million decrease in short-term investments and a $781,000 decrease in cash and due from banks primarily resulting from fluctuations in the ordinary course of business. The decrease in cash and cash equivalents was mainly due to the deployment of cash and cash equivalents in loans. Cash deployed in ATMs by CSSI increased from $26.7 million at December 31, 2002 to $27.0 million at December 31, 2004.

     Deposits and Borrowed Funds. Deposits totaled $175.8 million at December 31, 2003, an increase of $5.5 million, or 3.1%, compared to $170.3 million at December 31, 2002. The deposit growth reflects an increase in nonmaturity deposits partially offset by a decrease in certificates of deposit. Nonmaturity deposits (savings, money market, NOW and demand deposit accounts) increased $6.6 million, while certificates of deposit decreased $1.1 million. Chart Bank shifted its marketing focus during 2003 to obtain nonmaturity deposit accounts to take advantage of their lower cost of funds when compared to certificates of deposit. Advances from the Federal Home Loan Bank of Boston increased $944,000, or 5.9%, to $15.9 million at December 31, 2003 from $15.0 million at December 31, 2002. These funds were primarily used to fund loan growth.

     Non-Performing Assets, Delinquencies and Allowance for Loan Losses. Non-performing assets, all of which consisted of loans, totaled $213,000 at December 31, 2003, compared to $25,000 at December 31, 2002, representing an increase of $188,000. The increase in non-performing assets was an increase in non-performing residential mortgage loans of $120,000 and an increase in non-performing commercial mortgage loans of $68,000.

     The allowance for loan losses was $1.7 million at December 31, 2003, an increase of $121,000 from the $1.5 million recorded at December 31, 2002. The allowance for loan losses as a percentage of gross loans was 1.17% at December 31, 2003 as compared to 1.23% at December 31, 2002. The allowance for loan losses as a percentage of non-performing loans was 778% at December 31, 2003 as compared to 6,144% at December 31, 2002. The amount of the unallocated allowance, which is not allocated to any specific segment of the loan portfolio, was $180,000 December 31, 2003 as compared to $319,000 at December 31, 2002. The allowance is an estimate, and ultimate losses may vary from current estimates. See “—Critical Accounting Policies—Allowance for Loan Losses” on page [#] for a discussion of the factors considered in making this estimate and the risks associated and the risks associated with using those factors.

     Stockholders’ Equity. Total stockholders’ equity increased $1.3 million, or 8.3%, to $17.4 million at December 31, 2003, compared to $16.1 million at December 31, 2002. The increase was primarily due to net income of $1.7 million during the year ended December 31, 2003, partially offset by dividends paid to stockholders during 2003 of $213,000 and the reduction of accumulated other comprehensive income of $151,000. The decrease in accumulated other comprehensive income was due to a reduction in the unrealized gain on securities available for sale, net of taxes of $151,000. The decline in the unrealized gains was primarily due to a higher interest rate environment reducing the fair value of Chart Bank’s fixed income portfolio.

Comparison of Chart Bank’s Operating Results for the Years Ended December 31, 2003 and 2002

     Net Income. Net income for the year ended December 31, 2003 was $1.7 million compared to net income of $1.6 million for the prior year. The increase of $133,000 was mainly the result of a decrease in noninterest expense of $784,000, partially offset by a decrease in noninterest income of $605,000, both of which primarily related to the partial discontinuation of the residential loan brokerage program.

     Net Interest Income. Net interest income remained consistent at $6.6 million for 2003 from 2002. Net interest income increased as a result of higher interest income from an increase in the level of average interest earning assets, but was offset by lower yields and higher interest expense resulting from an increase in the level of average interest bearing liabilities.

     Interest Income. Total interest and dividend income decreased $942,000, or 8.5%, to $10.1 million for 2003 from $11.0 million for 2002. Interest income on loans decreased $602,000, or 6.3%, to $9.0 million in 2003 from $9.6 million in 2002. The decrease was due to a 70 basis point decrease in the average yield on loans, partially offset by a $4.2 million increase in the average balance of net loans outstanding. The decrease in yield and increase in loan volume was due to a lower interest rate environment and higher prepayments and refinancing of residential and commercial mortgage loans in 2003 compared to 2002. Interest and dividend income from investment securities, short-term investments and other investments decreased $340,000, or 23.3%, to $1.1 million in 2003 from $1.5 million in 2002. The decrease was due to a 114 basis point decrease in the average yield on these investments, partially offset by a $2.1 million increase in the average balance of these investments outstanding. The lower yields on these investments resulted from a lower interest rate environment in 2003 compared to 2002.

     Interest Expense. Interest expense decreased $1.0 million, or 22.7%, to $3.5 million for 2003 from $4.5 million for 2002. The decrease was primarily due to a decrease in the average cost of funds for interest-bearing liabilities of 77 basis points, partially offset by an increase in the average balance of interest-bearing liabilities of $7.0 million, or 4.6%, to $158.2 million in 2003 from $151.2 million in

2002. The average cost of interest-bearing liabilities for 2003 was 2.18% as compared to 2.95% for 2002. The decrease in the average interest-bearing liabilities was primarily due to a lower interest rate environment. The higher average balance of interest-bearing liabilities in 2003 primarily resulted from an $8.1 million increase in the average balances in money market/NOW accounts and a $2.4 million increase in savings deposits, partially offset by a $3.4 million decrease in the average balance of Federal Home Loan Bank of Boston advances.

     Provision for Loan Losses. The provision for loan losses was $120,000 for 2003 and 2002.

     Noninterest Income. Noninterest income decreased $605,000, or 18.5%, to $2.7 million for 2003 as compared to $3.3 million for 2002. The decrease in noninterest income was due to the decrease in loan brokerage fees of $589,000 due to the partial discontinuation of the residential loan brokerage program due to lack profitability, gain on the sale of the Hyannis banking office of $316,000 in 2002, which did not recur in 2003, the decrease in gains from sales and redemptions of securities of $79,000, partially offset by increases in revenues from ATM service contracts of $318,000 and customer service fees of $102,000 and $41,000 in miscellaneous income due to a legal settlement.

     Noninterest Expense. Noninterest expense decreased $784,000, or 10.9%, to $6.4 million for 2003 from $7.2 million for 2002. The decrease in noninterest expense for 2003 was primarily due to decreases in expenses relating to salaries and employee benefits of $432,000 due to the partial discontinuation of the residential loan brokerage program, and reductions in advertising and marketing of $129,000, data processing of $85,000, professional services of $46,000 and other general and administrative of $91,000.

     Provision for Income Taxes. The provision for income taxes increased $118,000, or 12.3%, to $1.1 million for 2003 from $958,000 in for 2002. The effective tax rates were 38.7% for 2003 and 37.9% for 2002.

     Average Balances, Interest And Average Yields/Cost. The following table presents certain information for the periods indicated regarding average balances of assets and liabilities, as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented.

     Average balances were derived from average daily balances. The yields and rates include fees which are considered adjustments to yields.

     The following tables set forth average balance sheets, average yields and costs, and certain other information for the periods indicated. No tax-equivalent yield adjustments were made, as the effect thereof was not material. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or expense.

			Nine Months Ended September 30,
	At September 30, 2004		2004			2003
		Weighted
		Average	Average			Average
	Outstanding	Yield/	Outstanding		Yield/Rate	Outstanding		Yield/Rate
	Balance	Rate	Balance	Interest	(1)	Balance	Interest	(1)
	(Dollars in thousands)
Interest-earning assets:
Loans, net	$175,572	6.07%	$156,122	$7,225	6.17%	$128,862	$6,747	6.98%
Investment securities	40,658	2.65	43,467	781	2.40	37,107	874	3.14

Total interest-earning assets	216,230	5.43	199,589	8,006	5.35	165,969	7,621	6.12

Non-interest-earning assets	40,031		35,860			36,640

Total assets	$256,261		$235,449			$202,609

Interest-bearing liabilities:
Savings deposits	$14,630	0.77	$17,521	105	0.80	$20,215	148	0.98
Money market/NOW accounts	75,649	1.42	68,349	722	1.41	59,694	618	1.38
Certificates of deposit	92,488	2.63	77,982	1,504	2.57	65,128	1,566	3.21

Total deposits	182,767	1.98	163,852	2,331	1.90	145,037	2,332	2.14
FHLB advances	22,000	2.52	22,913	401	2.33	12,051	316	3.50

Total interest-bearing liabilities	204,767	2.04	186,765	2,732	1.95	157,088	2,648	2.25

Non-interest-bearing liabilities	33,948		31,106			29,153

Total liabilities	238,715		217,871			186,241
Stockholders’ equity	17,546		17,578			16,368

Total liabilities and stockholders’ equity	$256,261		$235,449			$202,609

Net interest income				$5,274			$4,973

Net interest rate spread (2)(5)		3.39%			3.40%			3.87%
Net interest-earning assets (3)	$11,463		$12,824			$8,881

Net interest margin (4)					3.52%			4.00%
Average interest-earning assets to interest-bearing liabilities					106.87%			105.65%

(Footnotes on following page)

	Years Ended December 31,
	2003			2002			2001
	Average			Average			Average
	Outstanding		Yield/	Outstanding		Yield/	Outstanding
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Yield/ Rate
	(Dollars in thousands)
Interest-earning assets:
Loans	$130,425	$8,971	6.88%	$126,264	$9,573	7.58%	$126,178	$10,168	8.06%
Investment securities	37,416	1,120	2.99%	35,365	1,460	4.13%	27,149	1,550	5.71%

Total interest-earning assets	167,841	10,091	6.01%	161,629	11,033	6.83%	153,327	11,718	7.64%

Non-interest-earning assets	36,517			31,792			24,007

Total assets	$204,358			$193,421			$177,334

Interest-bearing liabilities:
Savings deposits	$20,643	194	0.94%	$18,244	310	1.70%	$16,770	394	2.35%
Money market/NOW accounts	60,408	828	1.37%	52,280	1,079	2.06%	44,486	1,311	2.95%
Certificates of deposit	64,672	1,992	3.08%	64,734	2,520	3.89%	74,593	4,063	5.45%

Total deposits	145,723	3,014	2.07%	135,258	3,909	2.89%	135,849	5,768	4.25%
FHLB advances	12,491	438	3.51%	15,932	557	3.50%	2,378	102	4.29%

Total interest-bearing liabilities	158,214	3,452	2.18%	151,190	4,466	2.95%	138,227	5,870	4.25%

Non-interest-bearing liabilities	29,592			27,013			25,432

Total liabilities	187,806			178,203			163,659
Stockholders’ equity	16,552			15,218			13,675

Total liabilities and stockholders’ equity	$204,358			$193,421			$177,334

Net interest income		$6,639			$6,567			$5,848

Net interest rate spread (5).			3.83%			3.88%			3.39%
Net interest-earning assets (3)	$9,627			$10,439			$15,100

Net interest margin (4)			3.96%			4.06%			3.81%
Average of interest-earning assets to interest-bearing liabilities			106.08%			106.90%			110.92%

(1)	Yields and rates for the nine months ended September 30, 2004 and 2003 are annualized.

(2)	Net interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities at September 30, 2004.

(3)	Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.

(4)	Net interest margin represents net interest income divided by average total interest-earning assets.

(5)	Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities for the nine months ended September 30, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001.

     The following table presents the dollar amount of changes in interest income and interest expense for the major categories of Chart Bank’s interest-earning assets and interest-bearing liabilities. Information is provided for each category of interest-earning assets and interest-bearing liabilities with respect to (i) changes attributable to changes in volume (i.e., changes in average balances multiplied by the prior-period average rate) and (ii) changes attributable to rate (i.e., changes in average rate multiplied by prior-period average balances). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

	Nine Months Ended
	September 30,			Years Ended December 31,			Years Ended December 31,
	2004 vs. 2003			2003 vs. 2002			2002 vs. 2001
	Increase			Increase			Increase		Total
	(Decrease) Due to		Total Increase	(Decrease) Due to		Total Increase	(Decrease) Due to		Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
			(Dollars in thousands)
Interest-earning assets:
Loans	$1,320	$(842)	$478	$308	$(910)	$(602)	$7	$(602)	$(595)
Investment securities	135	(228)	(93)	80	(420)	(340)	401	(491)	(90)

Total interest-earning assets	1,455	(1,070)	385	388	(1,330)	(942)	408	(1,093)	(685)

Interest-bearing liabilities:
Savings deposits	(18)	(25)	(43)	48	(164)	(116)	39	(123)	(84)
Money market/NOW accounts	91	13	104	216	(467)	(251)	327	(559)	(232)
Certificates of deposits	278	(340)	(62)	(2)	(526)	(528)	(669)	(874)	(1,543)

Total deposits	351	(352)	(1)	262	(1,157)	(895)	(303)	(1,556)	(1,859)
FHLB advances	216	(131)	85	(121)	2	(119)	477	(22)	455

Total interest-bearing liabilities	567	(483)	84	141	(1,155)	(1,014)	174	(1,578)	(1,404)

Change in net interest income	$888	$(587)	$301	$247	$(175)	$72	$234	$485	$719

Liquidity and Capital Resources

     Liquidity is the ability to meet current and future financial obligations of a short-term nature. Chart Bank further defines liquidity as the ability to respond to the needs of depositors and borrowers as well as maintaining the flexibility to take advantage of investment opportunities. Primary sources of funds consist of deposit inflows, loan repayments, maturities, pay downs, and sales of mortgage obligations and investments and advances from the Federal Home Loan Bank of Boston. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit outflows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

     Chart Bank’s primary investing activities are: (1) originating and purchasing commercial mortgage loans, residential mortgage loans, construction loans, commercial business loans and consumer loans (2) investing in federal agency obligations and corporate equity securities and (3) funding cash in ATMs for Chart Bank’s subsidiary CSSI. These activities are funded primarily by principal and interest payments on loans, deposit growth, Federal Home Loan Bank of Boston advances and maturities of securities.

     During the nine months ended September 30, 2004, Chart Bank’s loan originations and purchases, net of repayments, totaled $35.8 million, including the purchase of $14.0 million in residential mortgage loans from another institution. For the nine months ended September 30, 2004, Chart Bank purchased federal agency obligations and corporate equity securities totaling $15.7 million and had proceeds from maturities and sales of securities of $9.5 million. Chart Bank experienced a net increase in total deposits of $40.2 million for the nine months ended September 30, 2004. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by Chart Bank and its local competitors and other factors. Net Federal Home Loan Bank of Boston advances for the nine months ended September 30, 2004 were $6.1 million.

     During the years ended December 31, 2003 and 2002, Chart Bank’s loan originations, net of repayments totaled $17.0 million and a decline of $3.0 million, respectively. For the years ended December 31, 2003 and 2002, Chart Bank purchased federal agency obligations totaling $23.1 million and $24.6 million, respectively, and had proceeds from maturities, calls and sales of securities of $22.9 million and $16.5 million, respectively. Chart Bank experienced a net increase in total deposits of $5.5 million and $24.7 million for the years ended December 31, 2003 and 2002, respectively. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by Chart Bank and its local competitors and other factors. Net Federal Home Loan Bank of Boston advances for the years ended December 31, 2003 and 2002 were $944,000 and a reduction of $4.7 million, respectively

     Chart Bank closely monitors its liquidity position on a daily basis. If Chart Bank should require funds beyond its ability to generate them internally, additional sources of funds are available through Federal Home Loan Bank of Boston advances and through a borrowing agreement with the Federal Reserve Bank of Boston at an interest rate that adjusts daily.

     Outstanding commitments for all loans and unadvanced construction loans and lines-of-credit totaled $31.7 million and $27.6 million at September 30, 2004 and December 31, 2003, respectively. Management of Chart Bank anticipates that it will have sufficient funds available to meet its current loan commitments. Certificates of deposit that are scheduled to mature in one year or less from September 30, 2004 totaled $17.4 million and from December 31, 2003 totaled $20.6 million. Chart Bank relies primarily on competitive rates, customer service, and long-standing relationships with customers to retain deposits. Occasionally, Chart Bank will also offer special competitive promotions to its customers to increase retention and promote deposit growth. Based upon Chart Bank’s historical experience with deposit retention, management believes that a significant portion of its deposits will remain with Chart Bank.

     Chart Bank must satisfy various regulatory capital requirements administered by the federal banking agencies including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories.

     At September 30, 2004, Chart Bank exceeded all of its regulatory capital requirements with a leverage capital level of $17.5 million, or 6.8% of average assets, which is above the required level of $10.4 million, or 4.0%, and total risk-based capital of $19.4 million, or 12.0% of risk weighted assets, which is above the required level of $12.9 million, or 8.0%. Chart Bank is considered “well capitalized” under regulatory guidelines.

     At December 31, 2003, Chart Bank exceeded all of its regulatory capital requirements with a leverage capital level of $17.3 million, or 8.4% of average quarterly assets, which was above the required level of $8.3 million, or 4.0%, and total risk-based capital of $19.0 million, or 12.4% of risk weighted assets, which is above the required level of $12.3 million, or 8.0%. At December 31, 2003, Chart Bank was considered “well capitalized” under regulatory guidelines.

     The following table summarizes our principal contractual obligations as of September 30, 2004 and the effects such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(in thousands)
Contractual Obligations:

FHLBB borrowings	$22,000	$17,000	$2,000	$3,000	$—
Operating lease obligations	571	227	275	69	—
Data processing contracts	1,250	480	770	—	—

Total	$23,821	$17,707	$3,045	$3,069	$—

Off Balance Sheet Information

     Chart Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments included commitments to extend credit of approximately $31.7 million, $27.6 million and $14.6 million as of September 30, 2004, December 31, 2003 and 2002, respectively, and standby letters of credit of approximately $618,000, $542,000 and $232,000 as of September 30, 2004, December 31, 2003 and 2002, respectively. Management of Chart Bank anticipates that it will have sufficient funds available to meet its current loan commitments.

     These consolidated financial instruments involve, to varying degrees, elements of credit and interest rate risk. Chart Bank’s exposure to credit loss in the event of non-performance by the other party to the financial instrument is represented by the contractual amount of those instruments. Chart Bank uses the same credit policies in making commitments as it does for existing loans. Management believes that Chart Bank controls the credit risk of these financial instruments through credit approvals, lending limits, monitoring procedures and the receipt of collateral when deemed necessary.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments could expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Chart Bank’s management evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Chart Bank, upon extension of credit, is based on management’s credit evaluation of the customer. Collateral held varies but may include income producing commercial properties, accounts receivable, inventory and property, plant and equipment.

     Standby letters of credit are conditional commitments issued by Chart Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in existing loan facilities to customers. Chart Bank holds real estate and marketable securities as collateral supporting those commitments for which collateral is deemed necessary.

Impact of Inflation and Changing Prices

     The consolidated financial statements of Chart Bank and related data presented in this document have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike many industrial companies, substantially all of the assets and liabilities of Chart Bank are monetary in nature. As a result, interest rates have a more significant impact on Chart Bank’s performance than the general level of inflation. Over short periods of time, interest rates may not necessarily move in the same direction or in the same magnitude as inflation.

Impact of New Accounting Standards

     On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment,” which is an amendment of SFAS Nos. 123 and 95. SFAS 123R changes, among other things, the manner in which share-based compensation, such as stock options, will be accounted for by both public and non-public companies. SFAS 123R allows nonpublic entities, such as Chart Bank, to elect to measure compensation cost of awards of equity share options and similar instruments at intrinsic value through the date of settlement and therefore, is not expected to have a material impact on Chart Bank’s consolidated financial statements.

     On September 30, 2004, the FASB issued FASB Staff Position (“FSP”) Emerging Issues Task Force (“EITF”) Issue No. 03-1-1 delaying the effective date of paragraphs 10-20 of EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, which provides guidance for determining the meaning of “other-than-temporarily impaired” and its application to certain debt and equity securities within the scope of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and investments accounted for under the cost method. The guidance requires that investments which have declined in value due to credit concerns or solely due to changes in interest rates must be recorded as other-than-temporarily impaired unless the Bank can assert and demonstrate its intention to hold the security for a period of time sufficient to allow for a recovery of fair value up to or beyond the cost of the investment which might mean maturity. The delay of the effective date of EITF 03-1 will be superceded concurrent with the final issuance of proposed FSP Issue 03-1-a. Proposed FSP Issue 03-1-a is intended to provide implementation guidance with respect to all securities analyzed for impairment under paragraphs 10-20 of EITF 03-1. Management continues to closely monitor and evaluate how the provisions of EITF 03-1 and proposed FSP Issue 03-1-a will affect Chart Bank.

Quantitative and Qualitative Disclosures About Market Risk

     Chart Bank’s most significant form of market risk is interest rate risk. The principal objectives of Chart Bank’s interest rate risk management are to evaluate the interest rate risk inherent in certain balance sheet accounts, determine the level of risk appropriate given its business strategy, operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with its established policies. Chart Bank has an Asset/Liability Committee, responsible for reviewing its asset/liability policies and interest rate risk position, which meets quarterly and reports trends and interest rate risk position to the Finance Committee of the Board of Directors and the Board of Directors quarterly. The extent of the movement of interest rates is an uncertainty that could have a negative impact on the earnings of Chart Bank. Chart Bank manages interest rate risk by:

(1)	Maintaining a high quality securities portfolio that provides adequate liquidity and flexibility to take advantage of opportunities that may arise from fluctuations in market interest rates, the overall maturity and duration of which is monitored in relation to the repricing of its loan portfolio;

(2)	Promoting lower cost liability accounts such as demand deposits savings and money market deposits; and

(3)	Using advances from the Federal Home Loan Bank of Boston to better structure maturities of its interest rate sensitive liabilities.

     Chart Bank’s investment policy authorizes it to be a party to financial instruments with off-balance sheet risk in the normal course of business to reduce its exposure to fluctuations in interest rates. All counter-parties must be pre-approved by Chart Bank’s Executive Committee and reported to its Finance Committee.

Quantitative Aspects Of Market Risk

     Chart Bank analyzes its interest rate sensitivity position to manage the risk associated with interest rate movements through the use of balance sheet simulation and gap analyses. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive.” An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period.

     Chart Bank’s goal is to manage asset and liability positions so as to moderate the effects of interest rate fluctuations on net interest income. Balance sheet simulations are completed quarterly and presented to the Board of Directors. The simulations provide an estimate of the impact of changes in interest rates on net interest income under a range of assumptions. The numerous assumptions used in the simulation process are what Chart Bank’s management believes to be the most appropriate assumptions about customer and competitor behavior in the specified interest rate scenario and are reviewed by its Asset/Liability Committee on a quarterly basis. In performing the simulations, Chart Bank assumes that there is no overall growth, decline or change in the mix of its interest-bearing assets and liabilities during the period measured. Simulation analysis may have certain limitations caused by market conditions varying from those assumed in a model. Actual results can often differ due to the effects of prepayments and refinancings of loans and investments, as well as the repricing or runoff of deposits, which may be different from that which has been assumed. Changes to these assumptions can significantly affect the results of the balance sheet simulation.

     Chart Bank’s current limits on interest-rate risk specify that if interest rates were to ramp up a total of 100, 200 or 300 basis points or down a total of 100 basis points over a twelve month period beginning October 1, 2004 as a result of equal monthly increases or decreases, estimated net interest income for the two-year period beginning October 1, 2004 should not increase or decrease by greater than 5% per year. The results of these simulations are shown below:

	Calculated increase (decrease) in
	projected net interest income for the year
	ending September 30,
	2005	2006
Changes in interest rates:
+300 bps	1.15%	3.91%
+200 bps	1.24	3.58
+100 bps	0.62	1.65
-100 bps	-1.00	-3.65
Policy Limit	+/-5.00%	+/-5.00%

     As noted above, one of the tools used to measure rate sensitivity is the funds gap. The funds gap is defined as the amount by which a bank’s rate sensitive assets exceed its rate sensitive liabilities. A positive gap exists when rate sensitive assets exceed rate sensitive liabilities. This indicates that a greater volume of assets than liabilities will reprice during a given period. This mismatch will improve earnings in a rising rate environment and inhibit earnings when rates decline. Conversely, when rate sensitive liabilities exceed rate sensitive assets, the gap is referred to as negative and indicates that a greater volume of liabilities than assets will reprice during the period. In this case, a rising rate environment will inhibit earnings and declining rates will improve earnings. Notwithstanding this general description of the effect on income of the gap position, it may not be an accurate predictor of changes in net interest income.

     The following table shows the amounts of interest-earning assets and interest-bearing liabilities at September 30, 2004 that reprice during the periods indicated:

	Repricing or Maturity Date
	One Day	Over Six	Over One
	to Six	Months	Year to	Over Five
	Months	to One Year	Five Years	Years	Total
		(Dollars in thousands)
Interest earning assets:
Loans(1)	$43,844	$15,519	$107,300	$10,217	$176,880
Investment securities	10,815	3,204	26,619	20	40,658

Total interest-earning assets	54,659	18,723	133,919	10,237	217,538

Interest bearing liabilities:
Deposits – non-certificates(2)	63,757	—	—	26,522	90,279
– certificates	20,506	49,395	22,587	—	92,488
Borrowings	13,000	4,000	5,000	—	22,000

Total interest-bearing liabilities	97,263	53,395	27,587	26,522	204,767

Net interest rate sensitivity gap	$(42,604)	$(34,672)	$106,332	$(16,285)	$12,771

Cumulative interest rate sensitivity gap	$(42,604)	$(77,276)	$29,056	$12,771

(1)	Excludes the allowance for loan losses and net deferred loan costs.

(2)	Regular savings and NOW accounts have been included in the over five year timeframe; money market accounts have primarily been included in the one day to six months category.

BUSINESS OF BENJAMIN FRANKLIN BANCORP

General

     Benjamin Franklin Bancorp was organized in 1996 as a mutual holding company in connection with Benjamin Franklin Bank’s reorganization into the mutual holding company form of organization. Benjamin Franklin Bancorp is registered with the Federal Reserve Board as a bank holding company under the Bank Holding Company Act. Since the formation of Benjamin Franklin Bancorp, it has owned 100.0% of Benjamin Franklin Bank’s outstanding capital stock and will continue to do so after the completion of the conversion. At September 30, 2004, Benjamin Franklin Bancorp had total assets of $517.9 million and total deposits of $399.6 million.

     Benjamin Franklin Bank is a full-service, community-oriented financial institution offering products and services to individuals, families and businesses through 6 offices located in Norfolk and Worcester counties in Massachusetts. Benjamin Franklin Bank was originally organized as a Massachusetts state-Chart Banked mutual savings bank in 1871. In 1996, it became a Massachusetts-chartered savings bank in stock form upon the formation of Benjamin Franklin Bancorp as its mutual holding company.

     Benjamin Franklin Bank’s business consists primarily of making loans to its customers, including residential mortgages, commercial real estate loans, construction loans, commercial business loans and consumer loans, and investing in a variety of investment and mortgage-backed securities. Benjamin Franklin Bank funds these lending and investment activities with deposits from the general public, funds generated from operations and selected borrowings.

Market Area and Competition

     Benjamin Franklin Bancorp offers a variety of financial products and services designed to meet the needs of the communities it serves. Benjamin Franklin Bancorp’s primary deposit-gathering area is concentrated southwest of Boston in the communities in which its six banking offices are located — specifically in the towns of Franklin, Foxboro, Bellingham, Milford, and Medfield — and in contiguous communities in Norfolk and Worcester Counties. Benjamin Franklin Bancorp’s lending area is broader than its deposit-gathering area and includes all of Massachusetts and northern Rhode Island, although most of its loans are made to customers located in its primary deposit-gathering market area.

     Benjamin Franklin Bank is headquartered in Franklin, Massachusetts, located 41 miles southwest of Boston. Five of the six Benjamin Franklin Bank offices are located in Norfolk County, while one office is located just across the county border in the town of Milford, in Worcester County. The counties in which Benjamin Franklin Bank currently operates include a mixture of rural, suburban and urban markets. The economies of these areas were historically based on manufacturing, but similar to many areas of the country, have now evolved into more service-oriented economies with employment in most large economic sectors including wholesale/retail trade, service, manufacturing, finance, real estate and government. A large portion of Norfolk County residents work in other nearby areas, including the City of Boston and the greater Boston area. There is also significant employment located along the I-495 corridor, which runs directly through Benjamin Franklin Bank’s Norfolk County market area.

     According to published statistics, Norfolk County’s population has grown by 0.3% since the year 2000 to a total of 657,000 in 2004. Per capita income for the county has grown by 4.0% since 2000 to $38,037, 27.5% higher than that of Massachusetts and 57.9% higher than the U.S. as a whole. Median household income for Norfolk County was $72,764, 27.6% higher than for the state and 56.6% higher than the U.S. average. The unemployment rate for the county stood at 4.5% as of August 2004, lower than the state average of 4.6% and the U.S. average of 5.4%.

     Benjamin Franklin Bank faces substantial competition in its efforts to originate loans and attract deposits and other fee-based business. Benjamin Franklin Bank faces direct competition from a significant number of financial institutions, many with a state-wide, regional or national presence. Many of these financial institutions are significantly larger and have greater financial resources than Benjamin Franklin Bank.

Lending Activities

     General. Benjamin Franklin Bank’s gross loan portfolio aggregated $377.3 million at September 30, 2004, representing 72.9% of total assets at that date. In its lending activities, Benjamin Franklin Bank originates residential real estate loans secured by one-to-four-family residences, commercial real estate loans, residential and commercial construction loans, commercial loans, home equity lines-of-credit, fixed rate home equity loans, and other personal consumer loans. While Benjamin Franklin Bank makes loans throughout Massachusetts and northern Rhode Island, most of its lending activities are concentrated in its market area. Loans originated totaled $246.9 million in 2003 and $162.6 million in the first nine months of 2004. Residential mortgage loans sold in the secondary market, on a servicing-retained basis, totaled $96.3 million and $28.6 million during those same periods.

     Loans originated by Benjamin Franklin Bank are subject to federal and state laws and regulations. Interest rates charged by Benjamin Franklin Bank on its loans are influenced by the demand for such loans, the amount and cost of funding available for lending purposes, current asset/liability management objectives and the interest rates offered by competitors.

     The following table summarizes the composition of Benjamin Franklin Bank’s loan portfolio as of the dates indicated:

	At September 30,		At December 31,
	2004		2003		2002		2001		2000		1999
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Mortgage loans on real estate:
Residential	$244,363	64.76%	$172,123	59.22%	$165,007	62.58%	$172,959	66.99%	$206,918	72.69%	$190,027	70.43%
Commercial	79,173	20.98%	68,652	23.62%	51,357	19.48%	45,532	17.64%	44,456	15.62%	43,734	16.21%
Construction	25,079	6.64%	23,936	8.23%	21,082	8.00%	19,106	7.40%	13,117	4.61%	19,429	7.20%
Home equity	21,883	5.80%	18,171	6.25%	16,507	6.26%	11,161	4.32%	9,778	3.44%	8,167	3.03%

	370,498	98.18%	282,882	97.32%	253,953	96.32%	248,758	96.35%	274,269	96.36%	261,357	96.87%

Other loans:
Commercial business	4,972	1.32%	5,559	1.92%	6,552	2.48%	5,512	2.14%	5,951	2.09%	4.649	1.72%
Consumer and other	1,879	0.50%	2,219	0.76%	3,157	1.20%	3,899	1.51%	4,417	1.55%	3,811	1.41%

	6,851	1.82%	7,778	2.68%	9,709	3.68%	9,411	3.65%	10,368	3.64%	8,460	3.13%

Total loans	377,349	100.00%	290,660	100.00%	263,662	100.00%	258,169	100.00%	284,637	100.00%	269,817	100.00%

Other items:
Deferred loan origination costs	1,184		725		583		574		663		491
Allowance for loan losses	(3,017)		(2,523)		(2,312)		(1,177)		(1,068)		(1,183)

Total loans, net	$375,516		$288,862		$261,933		$257,566		$284,232		$269,125

     Residential Real Estate Loans. Benjamin Franklin Bank offers, fixed-rate and adjustable-rate residential mortgage loans with maturities of up to 30 years and maximum loan amounts generally of up to $1.5 million. As of September 30, 2004, this portfolio totaled $244.4 million, or 64.8% of the total gross loan portfolio on that date, and had an average yield of 4.82%. Of the residential mortgage loans outstanding on that date, 59.9% were adjustable-rate loans with an average yield of 4.2% and 40.1% were fixed-rate mortgage loans with an average yield of 5.3%. Residential mortgage loans originations totaled $183.3 million and $103.1 million for 2003 and the first nine months of 2004, respectively.

     The decision to originate loans for portfolio or for sale in the secondary market is made by Benjamin Franklin Bank’s Asset/Liability Management Committee, and is based on the organization’s interest rate risk profile. Current practice is to sell almost all newly originated fixed-rate 15 and 30 year monthly payment loans. At September 30, 2004, 15 and 30 year fixed rate monthly payment loans held in portfolio totaled $9.4 million, or 3.8% of total residential real estate mortgage loans at that date. Benjamin Franklin Bank originates most such loans under forward rate commitments to Freddie Mac and Fannie Mae. Benjamin Franklin Bank continues to service loans sold to Freddie Mac and Fannie Mae and earns a fee equal to 0.25% of the loan amounts outstanding for providing these services. The total of loans serviced by Benjamin Franklin Bank for others as of September 30, 2004 is $133.2 million.

     Benjamin Franklin Bank also offers fixed-rate bi-weekly residential mortgage loans with maturities generally ranging between 10 and 30 years. Generally, Benjamin Franklin Bank retains in its portfolio bi-weekly loans with terms of 15 years or less and sells those with terms greater than 15 years in the secondary market, with servicing rights retained. As of September 30, 2004, bi-weekly residential mortgage loans held in Benjamin Franklin Bank’s portfolio totaled $88.6 million, or 36.3 % of total residential mortgage loans on that date.

     The adjustable-rate mortgage (ARM) loans offered by Benjamin Franklin Bank make up the largest portion of the residential mortgage loans held in portfolio. At September 30, 2004, ARM loans totaled $146.4 million or 59.9% of total residential loans outstanding at that date. ARMs are offered for terms of up to 30 years with initial interest rates that are fixed for 1, 3 or 5 years. After the initial fixed-rate period, the interest rates on the loans are reset based on the relevant U.S. Treasury CMT (Constant Maturity Treasury) Index plus add-on margins of varying amounts, for periods of 1, 3 or 5 years. Interest rate adjustments on such loans are typically limited to no more than 2.0% during any adjustment period and 6.0% over the life of the loan. This feature of ARM loans that allows for periodic adjustments in the interest rate charged helps to reduce Benjamin Franklin Bank’s exposure to changes in interest rates. However, ARM loans may possess an element of credit risk not inherent in fixed-rate mortgage loans, in that borrowers are potentially exposed to increases in debt service requirements over the life of the loan in the event market interest rates rise. Higher payments may increase the risk of default, though this risk has not had a material adverse effect on Benjamin Franklin Bank to date.

     In its residential mortgage loan originations, Benjamin Franklin Bank lends up to a maximum loan-to-value ratio of 95.0% on mortgage loans secured by owner-occupied property, with the condition that private mortgage insurance is required for loans with a loan-to-value ratio in excess of 80.0%. Title insurance, hazard insurance and, if appropriate, flood insurance are required for all properties securing real estate loans made by Benjamin Franklin Bank. A licensed appraiser appraises all properties securing residential first mortgage loans.

     In an effort to provide financing for low and moderate-income first-time home buyers, Benjamin Franklin Bank originates and services residential mortgage loans with private mortgage insurance provided by the Mortgage Insurance Fund (MIF) of the Massachusetts Housing Finance Agency, or MassHousing. The program provides mortgage payment protection as an enhancement to mortgage insurance coverage. This no-cost benefit, known as ‘MI Plus’, provides up to six monthly principal and interest payments in the event of a borrower’s job loss.

     Commercial Real Estate Loans. Benjamin Franklin Bank originated $27.1 million and $17.7 million of commercial real estate loans in 2003 and the first nine months of 2004, respectively, and had $79.2 million of commercial real estate loans, with an average yield of 5.82%, in its portfolio as of September 30, 2004. Benjamin Franklin Bank has placed increasing emphasis on commercial real estate lending over the past several years, and as a result such loans have grown from 16.2% of the total loan portfolio at December 31, 1999 to 21.0% as of September 30, 2004. Benjamin Franklin Bank intends to further grow this segment of its loan portfolio, both in absolute terms and as a percentage of its total loan portfolio. Management of Benjamin Franklin Bank believes that there exist additional profitable commercial real estate lending opportunities in its market area and that of Chart Bank. Further, management believes that there exists an opportunity to leverage the considerable resources already invested by both institutions in commercial real estate lending operations to tap the potential of these markets.

     Benjamin Franklin Bank generally originates commercial real estate loans for terms of up to 25 years, typically with interest rates that adjust over periods of one to seven years based on various rate indices. Commercial real estate loans are generally secured by multi-family income properties, small office buildings, retail facilities, warehouses, industrial properties and owner-occupied properties used for business. Generally, commercial real estate loans do not exceed 80.0% of the appraised value of the underlying collateral.

     In its evaluation of a commercial real estate loan application, Benjamin Franklin Bank considers the net operating income of the borrower’s business, the borrower’s expertise, credit history, and the profitability and value of the underlying property. In addition, for loans secured by rental properties, Benjamin Franklin Bank will also consider the terms of the leases and the quality of the tenants. Benjamin Franklin Bank generally requires that the properties securing these loans have debt service coverage ratios (the ratio of cash flow before debt service to debt service) of at least 1.20x. Benjamin Franklin Bank generally requires the borrowers seeking commercial real estate loans to personally guarantee those loans.

     Commercial real estate loans generally have larger balances and involve a greater degree of risk than residential mortgage loans. Loan repayment is often dependent on the successful operation and management of the properties, as well as on the collateral value of the commercial real estate securing the loan. Economic events and changes in government regulations could have an adverse impact on the cash flows generated by properties securing Benjamin Franklin Bank’s commercial real estate loans and on the value of such properties. See “Risk Factors Benjamin Franklin Bancorp’s Commercial Real Estate, Construction and Commercial Business Loans May Expose It To Increased Credit Risks” on page [#].

     Construction Loans. Benjamin Franklin Bank originates land acquisition, development and construction loans to builders and developers, as well as loans to individuals to finance the construction of residential dwellings for personal use. Benjamin Franklin Bank originated $16.2 million and $25.6 million in construction loans during 2003 and during the first nine months of 2004, respectively, and as of September 30, 2004 had $25.1 million in construction loans in its portfolio, representing 6.6% of such portfolio, with an average yield of 6.11%.

     Acquisition loans help finance the purchase of land intended for further development, including single family houses and condominiums, multi-family houses and commercial income property. In some cases, Benjamin Franklin Bank makes an acquisition loan before the borrower has received approval to develop the land as planned. In general, the maximum loan-to-value ratio for a land acquisition loan is

75.0% of the lower of the cost or appraised value of the property. Benjamin Franklin Bank also makes development loans to builders in its market area to finance improvements to real estate, consisting mostly of single-family subdivisions, typically to finance the cost of utilities, roads, waste treatment and other costs. Builders typically rely on the sale of single-family homes to repay development loans, although in some cases the improved building lots may be sold to another builder. The maximum amount loaned is generally limited to the cost of the improvements, not to exceed 80.0% of the appraised value, as completed. Advances are made in accordance with a schedule reflecting the cost of the improvements.

     Benjamin Franklin Bank also grants construction loans to area builders, often in conjunction with the development loans. In the case of residential subdivisions, these loans finance the cost of completing homes on the improved property. Advances on construction loans are made in accordance with a schedule reflecting the cost of construction. The maximum amount of the loan is generally limited to the lower of 80.0% of the appraised value of the property, as completed, or the property’s cost of construction. For construction loans on residential units being constructed without a pre-sale agreement, the loan amount is limited to 75.0% of the appraised value of the property, as completed. Repayment of construction loans on residential subdivisions is normally expected from the sale of units to individual purchasers. In the case of income-producing property, repayment is usually expected from permanent financing upon completion of construction. Benjamin Franklin Bank commits to provide the permanent mortgage financing on most of its construction loans on income-producing property.

     For owner-occupied, one-to-four family properties, Benjamin Franklin Bank will lend up to 95.0% of the lesser of appraised value upon completion of construction or the cost of construction, provided that private mortgage insurance coverage is obtained for any loan with a loan-to-value or loan-to-cost in excess of 80.0%.

     Land acquisition, development and construction lending exposes Benjamin Franklin Bank to greater credit risk than residential mortgage lending to owner occupants. The repayment of these loans depends on the sale of the property to third parties or the availability of permanent financing upon completion of all improvements, and on the business and financial condition of the borrowers. In the event Benjamin Franklin Bank makes an acquisition loan on property that is not yet approved for the planned development, there is the risk that approvals will not be granted or will be delayed. Development and construction loans also expose Benjamin Franklin Bank to the risk that improvements will not be completed on time in accordance with specifications and projected costs. In addition, the ultimate sale or rental of the property may not occur as anticipated. These events, as well as economic events and changes in government regulations could have an adverse impact on the value of properties securing construction loans and on the borrowers’ ability to repay. See “Risk Factors Benjamin Franklin Bancorp’s Commercial Real Estate, Construction and Commercial Business Loans May Expose It To Increased Credit Risks” on page [#].

     Home Equity Lines-of-Credit and Loans. Benjamin Franklin Bank offers home equity lines-of-credit and home equity term loans. Benjamin Franklin Bank originated $17.1 million and $13.4 million of home equity lines-of-credit and loans during 2003 and during the first nine months of 2004, respectively, and at September 30, 2004 had $21.9 million of home equity lines-of-credit and loans outstanding, representing 5.8% of the loan portfolio, with an average yield of 4.66% at that date.

     Home equity lines-of-credit and loans are secured by second mortgages on one-to-four family owner occupied properties, and are made in amounts such that the combined first and second mortgage balances do not exceed 80.0% of the value of the property serving as collateral. The lines-of-credit are available to be drawn upon for 10 years, at the end of which time they become term loans amortized over 10 years. Interest rates on home equity lines normally adjust based on Benjamin Franklin Bank’s prime rate of interest. The undrawn portion of home equity lines-of-credit total $28.8 million at September 30, 2004.

     Commercial Business Loans. Benjamin Franklin Bank originates secured and unsecured commercial business loans to business customers in its market area for the purpose of financing equipment purchases, working capital, expansion and other general business purposes. Benjamin Franklin Bank originated $1.6 million and $1.7 million in commercial business loans during 2003 and during the first nine months of 2004, respectively, and as of September 30, 2004 had $5.0 million in commercial business loans in its portfolio, representing 1.3% of such portfolio, with an average yield of 7.04%. Benjamin Franklin Bank intends to grow this segment of its lending business in the future.

     Benjamin Franklin Bank’s commercial business loans are generally collateralized by equipment, accounts receivable and inventory, supported by personal guarantees. Benjamin Franklin Bank offers both term and revolving commercial loans. The former have either fixed or adjustable-rates of interest and generally fully amortize over a term of between three and seven years. Revolving loans are written for a one year term, renewable annually, with floating interest rates that are indexed to Benjamin Franklin Bank’s prime rate of interest.

     When making commercial business loans, Benjamin Franklin Bank considers the financial statements of the borrower, the borrower’s payment history with respect to both corporate and personal debt, the debt service capabilities of the borrower, the projected cash flows of the business, the viability of the industry in which the borrower operates and the value of the collateral. Benjamin Franklin Bank’s commercial business loans are not concentrated in any one industry.

     Commercial business loans generally bear higher interest rates than residential mortgage loans of like duration because they involve a higher risk of default since their repayment is generally dependent on the successful operation of the borrower’s business and the sufficiency of collateral, if any. Because commercial business loans often depend on the successful operation or management of the business, repayment of such loans may be affected by adverse changes in the economy. Further, collateral securing such loans may depreciate in value over time, may be difficult to appraise and to liquidate, and may fluctuate in value. See “Risk Factors Benjamin Franklin Bancorp’s Commercial Real Estate, Construction and Commercial Business Loans May Expose It To Increased Credit Risks” on page [#].

     Consumer and Other Loans. Benjamin Franklin Bank offers a variety of consumer and other loans, including auto loans and loans secured by passbook savings or certificate accounts. Benjamin Franklin Bank originated $1.6 million and $1.1 million of consumer and other loans during 2003 and during the first nine months of 2004, respectively, and at September 30, 2004 had $1.9 million of consumer and other loans outstanding, representing 0.5% of the loan portfolio, with an average yield of 7.14%.

     Loan Origination and Underwriting. Loan originations come from a variety of sources. The primary source of originations are salaried and commissioned loan personnel, and to a lesser extent, local mortgage brokers, advertising and referrals from customers. From time to time Benjamin Franklin Bank purchases adjustable-rate residential mortgages from mortgage correspondents in the greater Boston area with whom the Bank has established relationships. Benjamin Franklin Bank also occasionally purchases participation interests in commercial real estate loans from banks located in the Boston area. Benjamin Franklin Bank underwrites such residential and commercial purchased loans using its own underwriting criteria.

     Benjamin Franklin Bank issues loan commitments to prospective borrowers conditioned on the occurrence of certain events. Commitments are made in writing on specified terms and conditions and are generally honored for up to 60 days from approval. At September 30, 2004, Benjamin Franklin Bank had loan commitments and unadvanced loans and lines-of-credit totaling $53.0 million. For information about Benjamin Franklin Bank’s loan commitments outstanding as of September 30, 2004, see “Management’s Discussion and Analysis of Benjamin Franklin Bancorp — Financial Condition and

Results of Operations — Quantitative and Qualitative Disclosure About Risk Management — Liquidity Risk Management” on page [#].

     Benjamin Franklin Bank charges origination fees, or points, and collects fees to cover the costs of appraisals and credit reports on most residential mortgage loans originated. Benjamin Franklin Bank also collects late charges on real estate loans, and origination fees and prepayment penalties on commercial mortgage loans. For information regarding Benjamin Franklin Bank’s recognition of loan fees and costs, please refer to Note 1 to the Consolidated Financial Statements of Benjamin Franklin Bancorp beginning on page [#].

     The following table sets forth certain information concerning Benjamin Franklin Bank’s portfolio loan originations, inclusive of loan purchases:

	For the Nine Months
	Ended September 30,		For the Years Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(Dollars in thousands)
Loans at beginning of period	$290,660	$263,662	$263,662	$258,169	$284,637	$269,817	$244,584

Originations:
Mortgage loans on real estate:
Residential	103,120	172,210	183,263	151,241	94,461	32,084	67,027
Commercial	17,659	18,280	27,105	23,383	9,371	6,929	5,759
Construction	25,612	11,152	16,176	22,524	32,301	27,975	39,585
Home equity	13,350	13,584	17,115	14,509	9,104	8,071	6,794

	159,741	215,226	243,659	211,657	145,237	75,059	119,165

Other loans:
Commercial business	1,724	570	1,584	1,310	1,933	5,754	2,604
Consumer and other	1,126	1,281	1,625	1,953	3,502	3,131	4,073

	2,850	1,851	3,209	3,263	5,435	8,885	6,677

Total loans originated	162,591	217,077	246,868	214,920	150,672	83,944	125,842

Purchases of mortgage loans	34,207	26,332	26,546	1,298	853	11,739	0

Deduct:
Principal loan repayments and prepayments	81,534	132,286	149,623	140,554	114,717	74,067	87,570
Loan sales	28,566	92,606	96,256	69,752	63,244	6,645	12,678
Charge-offs	9	63	537	419	32	151	361

Total deductions	110,109	224,955	246,416	210,725	177,993	80,863	100,609

Net increase/(decrease) in loans	86,689	18,454	26,998	5,493	(26,468)	14,820	25,233

Loans at end of period	$377,349	$282,116	$290,660	$263,662	$258,169	$284,637	$269,817

     Residential mortgage loans are underwritten by Benjamin Franklin Bank’s staff of residential loan underwriters. Conforming loans sold to Freddie Mac or Fannie Mae require the approval of the Senior Underwriter. Residential mortgage loans of less than $500,000 to be held in portfolio require the approval of the Senior Residential Loan Officer. Residential mortgage loans of $500,000 or more but less than $1 million require the approval of the management Credit Committee. Residential mortgage loans $1 million or greater require the approval of the Executive Committee of the Benjamin Franklin Bancorp Board.

     Commercial real estate and commercial business loans are underwritten by commercial credit analysts. For commercial real estate loans, loan officers may approve loans up to $75,000, while loans up to $300,000 may be approved by the Senior Commercial Loan Officer. Commercial real estate loans of up to $750,000 may be approved by the management Credit Committee. For Commercial business loans, individual loan officer authority is limited to $65,000 ($25,000 for unsecured loans). The Senior Commercial Loan Officer may approve commercial loans of up to $100,000 ($50,000 if unsecured), while the management Credit Committee may approve loans of up to $200,000 ($50,000 if unsecured). Loans over these limits require the approval of the Executive Committee of the Benjamin Franklin Bancorp Board.

     Consumer loans are underwritten by consumer loan underwriters. Loan officers and Branch Managers have approval authorities ranging from $25,000 to $35,000 ($3,500 to $10,000 if unsecured) for these loans. The Senior Residential Loan Officer may approve consumer loans of up to $100,000 ($25,000 if unsecured) while the management Credit Committee may approve loans of up to $300,000 ($25,000 if unsecured). All consumer loans in excess of these limits require the approval of the Executive Committee of the Benjamin Franklin Bancorp Board.

     Pursuant to its loan policy, Benjamin Franklin Bank generally will not make loans aggregating more than $5.0 million to one borrower (or related entity). Exceptions to this limit require the approval of the Executive Committee of the Benjamin Franklin Bancorp Board prior to loan origination. Benjamin Franklin Bank’s internal lending limit is lower than the Massachusetts legal lending limit, which is 20.0% of a bank’s surplus and capital stock accounts, or $7.3 million for Benjamin Franklin Bank as of September 30, 2004.

     Benjamin Franklin Bank has established a risk rating system for its commercial real estate, construction and commercial loans. This system evaluates a number of factors useful in indicating the risk of default and risk of loss associated with a loan. These ratings are performed by commercial credit analysts who do not have responsibility for loan originations. See “ — Asset Quality — Classification of Assets and Loan Review” on page [#].

     Loan Maturity. The following table summarizes the scheduled repayments of Benjamin Franklin Bank’s loan portfolio at September 30, 2004. Demand loans, loans having no stated repayment schedule, and overdraft loans are reported as being due in one year or less:

	Residential Mortgage		Commercial Mortgage		Construction
		Weighted		Weighted		Weighted
		Average		Average		Average
	Amount	Rate	Amount	Rate	Amount	Rate
			(Dollars in thousands)
Due less than one year	$12,242	5.07%	$5,242	6.05%	$15,027	6.51%
Due after one year to five years	42,217	4.99%	17,429	5.84%	1,510	5.58%
Due after five years	189,904	4.77%	56,502	5.79%	8,542	5.50%

Total	$244,363	4.82%	$79,173	5.82%	$25,079	6.11%

			Home Equity,
			Consumer
	Commercial Business		and Other		Total
		Weighted		Weighted		Weighted
		Average		Average		Average
	Amount	Rate	Amount	Rate	Amount	Rate
			(Dollars in thousands)
Due less than one year	$2,202	6.80%	$12,215	4.86%	$46,928	5.67%
Due after one year to five years	1,696	7.38%	1,250	6.63%	64,102	5.33%
Due after five years	1,074	6.98%	10,297	4.63%	266,319	5.01%

Total	$4,972	7.04%	$23,762	4.85%	$377,349	5.15%

     The following table sets forth, at September 30, 2004, the dollar amount of total loans, net of unadvanced funds on loans, contractually due after September 30, 2005 and whether such loans have fixed interest rates or adjustable interest rates.

	Fixed	Adjustable	Total
	(Dollars in thousands)
Residential mortgage	$97,940	$146,423	$244,363
Commercial mortgage	24,601	54,572	79,173
Construction	20,669	4,410	25,079
Commercial business	2,494	2,478	4,972
Home equity, consumer and other	3,878	19,884	23,762

Total Loans	$149,582	$227,767	$377,349

Asset Quality

     General. One of Benjamin Franklin Bank’s most important operating objectives is to maintain a high level of asset quality. Benjamin Franklin Bank’s management uses a number of strategies in furtherance of this goal including maintaining sound credit standards in loan originations, monitoring the loan portfolio through internal and third-party loan reviews, and employing active collection and workout processes for delinquent or problem loans.

     Delinquent Loans. Benjamin Franklin Bank’s management performs a monthly review of all delinquent loans. The actions taken with respect to delinquencies vary depending upon the nature of the delinquent loans and the period of delinquency. Generally, Benjamin Franklin Bank’s requirement is that a delinquency notice be mailed no later than the 10th or 16th day, depending on loan type, after the payment due date. A late charge is normally assessed on loans where the scheduled payment remains unpaid after a 10 or 15 day grace period. After mailing delinquency notices Benjamin Franklin Bank’s loan collection personnel call the borrower to ascertain the reasons for delinquency and the prospects for repayment. On loans secured by one-to-four family owner-occupied property, Benjamin Franklin Bank initially attempts to work out a payment schedule with the borrower in order to avoid foreclosure. Any such loan restructurings must be approved by the level of officer authority required for a new loan of that amount. If these actions do not result in a satisfactory resolution, Benjamin Franklin Bank refers the loan to legal counsel and counsel initiates foreclosure proceedings. For commercial real estate, construction and commercial loans, collection procedures may vary depending on individual circumstances.

     The following table sets forth delinquencies in Benjamin Franklin Bank’s loan portfolio as of the dates indicated:

	Loans Delinquent For
	60-89 Days		90 Days and Over		Total
	Number	Amount	Number	Amount	Number	Amount
			(Dollars in thousands)
At September 30, 2004
Residential mortgage	—	$—	1	$64	1	$64
Commercial mortgage	—	—	—	—	—	—
Construction	—	—	—	—	—	—
Commercial business	1	10	—	—	1	10
Home equity, consumer and other	15	11	5	1	20	12

Total	16	$21	6	$65	22	$86

At December 31, 2003
Residential mortgage	5	$538	—	$—	5	$538
Commercial mortgage	—	—	—	—	—	—
Construction	—	—	—	—	—	—
Commercial business	1	160	—	—	1	160
Home equity, consumer and other	12	12	8	5	20	17

Total	18	$710	8	$5	26	$715

At December 31, 2002
Residential mortgage	1	$41	—	$—	1	$41
Commercial mortgage	—	—	—	—	—	—
Construction	—	—	—	—	—	—
Commercial business	—	—	—	—	—	—
Home equity, consumer and other	3	13	1	2	4	15

Total	4	$54	1	$2	5	$56

     Other Real Estate Owned. Benjamin Franklin Bank classifies property acquired through foreclosure or acceptance of a deed in lieu of foreclosure as other real estate owned (“OREO”) in its financial statements. When property is placed into OREO, it is recorded at the lower of the carrying value or the fair value less estimated costs to sell at the date of foreclosure or acceptance of deed in lieu of foreclosure. At the time of transfer to OREO, any excess of carrying value over fair value is charged to the allowance for loan losses. Benjamin Franklin Bank’s management inspects all OREO property periodically. Holding costs and declines in fair value result in charges to expense after the property is acquired. At September 30, 2004, Benjamin Franklin Bank had no property classified as OREO.

     Classification of Assets and Loan Review. Benjamin Franklin Bank uses an internal rating system to monitor and evaluate the credit risk inherent in its loan portfolio. At the time a loan is approved, all commercial real estate, construction and commercial business loans are assigned a risk rating based on all of the factors considered in originating the loan. The initial risk rating is recommended by the credit analyst charged with underwriting the loan, and subsequently approved by the relevant loan approval authority. Current financial information is sought for all commercial real estate, construction and commercial borrowing relationships, and is evaluated on at least an annual basis to determine whether the risk rating classification is appropriate.

     In Benjamin Franklin Bank’s loan rating system, there are three classifications for problem assets: Substandard, Doubtful and Loss. An asset is considered Substandard if it is inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged, if any. Substandard assets are characterized by the distinct possibility that Benjamin Franklin Bank will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of Substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full questionable, on the basis of currently existing facts, and there is a high possibility of loss. Assets classified Loss are considered uncollectible and of such little value that continuance as an asset of Benjamin Franklin Bank is not warranted. Assets that possess some weaknesses, but that do not expose Benjamin Franklin Bank to risk sufficient to warrant classification in one of the aforementioned categories, are designated as Special Mention. If an asset or portion thereof is classified as Loss, it is charged off in the quarter in which it is so classified. For assets designated as Special Mention, Substandard or Doubtful, Benjamin Franklin Bank establishes reserves in amounts management deems appropriate within the allowance for loan losses. This determination as to the classification of assets and the amount of the loss allowances established are subject to review by regulatory agencies, which can order the establishment of additional loss allowances. See “ — Asset Quality — Allowance for Loan Losses” on page [#] and “Management’s Discussion and Analysis of Benjamin Franklin Bancorp — Critical Accounting Policies — Allowance for Loan Losses” on page [#].

     Benjamin Franklin Bank engages an independent third party to conduct a semi-annual review of its commercial real estate, construction and commercial loan portfolios. These loan reviews, which typically include a 70.0% penetration of the various commercial portfolios, provide a credit evaluation of individual loans to determine whether the risk ratings assigned are appropriate. In addition, independent loan reviews are performed on a quarterly basis for the residential mortgage portfolio, based on a sampling of newly originated loans during the period. Independent loan review findings are presented directly to the Executive Committee of the Benjamin Franklin Bank Board of Directors.

     At September 30, 2004, loans classified Substandard totaled $3.2 million, consisting of $2.4 million in commercial real estate loans and $0.8 million in commercial loans. Special Mention loans totaled $2.1 million, consisting of $2.0 million in commercial real estate loans and $0.1 million in commercial loans. One commercial loan in the amount of $10,000 was classified as Doubtful and no loans were classified as Loss on September 30, 2004.

     Non-Performing Assets. The table below sets forth the amounts and categories of Benjamin Franklin Bank’s non-performing assets at the dates indicated. At each date presented, Benjamin Franklin Bank had no troubled debt restructurings (loans for which a portion of interest or principal has been forgiven and loans modified at interest rates materially less than current market rates).

	At September	At December 31,
	30, 2004	2003	2002	2001	2000	1999
			(Dollars in thousands)
Non-accrual loans:
Residential mortgage	$—	$—	$—	$—	$—	$—
Commercial mortgage	—	—	—	—	—	—
Construction	—	—	—	—	—	—
Commercial business	357	458	—	157	—	—
Home equity, consumer and other	—	—	—	—	—	—

Total non-accrual loans	357	458	—	157	—	—

Loans greater than 90 days delinquent and still accruing:
Residential mortgage	64	—	—	—	177	180
Commercial mortgage	—	—	—	—	—	—
Construction	—	—	—	—	—	—
Commercial business	—	—	—	—	—	—
Home equity, consumer and other	1	5	2	—	—	—

Total loans 90 days delinquent and still accruing	65	5	2	0	177	180

Total non-performing loans	422	463	2	157	177	180

Total non-performing assets	$422	$463	$2	$157	$177	$180

Ratios:
Non-performing loans to total loans	0.11%	0.16%	0.00%	0.06%	0.06%	0.07%
Non-performing assets to total assets	0.08%	0.10%	0.00%	0.04%	0.04%	0.04%

     Loans are placed on non-accrual status either when reasonable doubt exists as to the full timely collection of interest and principal, or when a loan becomes 90 days past due unless an evaluation by the management Credit Committee clearly indicates that the loan is well-secured and in the process of collection.. Restructured loans represent performing loans for which concessions were granted due to a borrower’s financial condition. Such concessions may include reductions of interest rates to below-market terms and/or extension of repayment terms.

     Allowance for Loan Losses. In originating loans, Benjamin Franklin Bank recognizes that losses will be experienced on loans and that the risk of loss will vary with many factors, including the type of loan being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the security for the loan over the term of the loan. Benjamin Franklin Bank maintains an allowance for loan losses to absorb losses inherent in the loan portfolio, and as such, this allowance represents management’s best estimate of the probable known and inherent credit losses in the loan portfolio as of the date of the financial statements.

     The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, portfolio volume and mix, geographic and large borrower concentrations, estimated credit losses based on internal and external portfolio reviews, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

     The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. See “ — Asset Quality — Classification of Assets and Loan Review” on page [#]. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows or collateral value or observable market price of the impaired loan is lower than the carrying value of the loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

     A loan is considered impaired when, based on current information and events, it is probable that Benjamin Franklin Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Impairment is measured on a loan by loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, Benjamin Franklin Bank does not separately identify individual consumer and residential loans for impairment disclosures. At September 30, 2004, impaired loans totaled $357,000 and none of those loans carried a valuation allowance.

     While Benjamin Franklin Bank believes that it has established adequate specific and general allowances for losses on loans, adjustments to the allowance may be necessary if future conditions differ substantially from the information used in making the evaluations. In addition, as an integral part of their examination process, Benjamin Franklin Bank’s regulators periodically review the allowance for loan losses. These regulatory agencies may require Benjamin Franklin Bank to recognize additions to the allowance based on their judgments of information available to them at the time of their examination, thereby negatively affecting Benjamin Franklin Bank’s financial condition and earnings.

     The following table sets forth activity in Benjamin Franklin Bank’s allowance for loan losses for the periods indicated:

	At or for the
	Nine Months Ended September 30,		At or For the Years Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
			(Dollars in thousands)
Balance at beginning of period	$2,523	$2,312	$2,312	$1,177	$1,068	$1,183	$1,418

Charge-offs:
Mortgage loans on real estate:	$—	—	—	—	—	—	—

Other loans:
Commercial business	—	(43)	(43)	(389)	(10)	(138)	(325)
Consumer and other	(9)	(20)	(494)	(30)	(22)	(13)	(36)

Total other loans	(9)	(63)	(537)	(419)	(32)	(151)	(361)

Total charge-offs	(9)	(63)	(537)	(419)	(32)	(151)	(361)

Recoveries:
Mortgage loans on real estate	—	—	—	—	20	20	—

Other loans:
Commercial business	23	94	100	132	55	9	48
Consumer and other	10	7	23	10	15	6	8

Total other loans	33	101	123	142	70	15	56

Total recoveries	33	101	123	142	90	35	56

Net (charge-offs) recoveries	24	38	(414)	(277)	58	(116)	(305)
Provision for loan losses	470	300	625	1,412	51	1	70

Balance at end of period	$3,017	$2,650	$2,523	$2,312	$1,177	$1,068	$1,183

Ratios:
Net (charge-offs) recoveries to average loans outstanding (annualized)	0.01%	0.01%	(0.15%)	(0.11%)	0.02%	(0.04%)	(0.12%)
Allowance for loan losses to non-performing loans at end of period	714.93%	394.35%	544.92%	115,600.00%	749.68%	603.39%	657.22%
Allowance for loan losses to total loans at end of period	0.80%	0.95%	0.87%	0.88%	0.46%	0.38%	0.44%

     The following tables set forth Benjamin Franklin Bank’s percent of allowance by loan category and the percent of the loans to total loans in each of the categories listed at the dates indicated. The allowance for loan losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories:

				At December 31,
	At September 30, 2004			2003			2002
			Percent			Percent			Percent
			of Loans			of Loans			of Loans
		Loan	in Each		Loan	in Each		Loan	in Each
	Allowance	Balances	Category	Allowance	Balances	Category	Allowance	Balances	Category
	for Loan	by	to Total	for Loan	by	to Total	for Loan	by	to Total
	Losses	Category	Loans	Losses	Category	Loans	Losses	Category	Loans
					(Dollars in thousands)
Mortgage loans on real estate:
Residential	$615	$244,363	64.76%	$485	$172,123	59.22%	$552	$165,007	62.58%
Commercial	1,279	79,173	20.98%	1,136	68,652	23.62%	549	51,357	19.48%
Construction	358	25,079	6.64%	338	23,936	8.23%	422	21,082	8.00%
Home equity	127	21,883	5.80%	108	18,171	6.25%	82	16,507	6.26%

	2,379	370,498	98.18%	2,067	282,882	97.32%	1,605	253,953	96.32%

Other loans:
Commercial	400	4,972	1.32%	421	5,559	1.92%	181	6,552	2.48%
Consumer and other	24	1,879	0.50%	27	2,219	0.76%	276	3,157	1.20%
Unallocated	214	0	0.00%	8	0	0.00%	250	0	0.00%

	638	6,851	1.82%	456	7,778	2.68%	707	9,709	3.68%

Total	$3,017	$377,349	100.00%	$2,523	$290,660	100.00%	$2,312	$263,662	100.00%

	At December 31,
	2001			2000			1999
			Percent			Percent			Percent
			of Loans			of Loans			of Loans
		Loan	in Each		Loan	in Each		Loan	in Each
	Allowance	Balances	Category	Allowance	Balances	Category	Allowance	Balances	Category
	for Loan	by	to Total	for Loan	by	to Total	for Loan	by	to Total
	Losses	Category	Loans	Losses	Category	Loans	Losses	Category	Loans
					(Dollars in thousands)
Mortgage loans on real estate:
Residential	$433	$172,959	66.99%	$517	$206,918	72.69%	$508	$190,027	70.43%
Commercial	236	45,532	17.64%	227	44,456	15.62%	250	43,734	16.21%
Construction	143	19,106	7.40%	98	13,117	4.61%	194	19,429	7.20%
Home equity	28	11,161	4.32%	25	9,778	3.44%	28	8,167	3.03%

	840	248,758	96.35%	867	274,269	96.36%	980	261,357	96.87%

Other loans:
Commercial	90	5,512	2.14%	94	5,951	2.09%	91	4,649	1.72%
Consumer and other	30	3,899	1.51%	33	4,417	1.55%	19	3,811	1.41%
Unallocated	217	0	0.00%	74	0	0.00%	93	0	0.00%

	337	9,411	3.65%	201	10,368	3.64%	203	8,460	3.13%

Total	$1,177	$258,169	100.00%	$1,068	$284,637	100.00%	$1,183	$269,817	100.00%

Investment Activities

     General. Benjamin Franklin Bank’s investment policy is established by its Board of Directors. The Chief Executive Officer, Chief Financial Officer and Treasurer of Benjamin Franklin Bank, as authorized by the Board, implement this policy based on the established guidelines within the written policy. The primary objective of the investment portfolio is to achieve a competitive rate of return without incurring undue interest rate and credit risk, to complement Benjamin Franklin Bank’s lending activities, to provide and maintain liquidity, and to assist in managing the interest rate sensitivity of its balance sheet. Individual investment decisions are made based on the safety of the investment, liquidity requirements, potential returns, cash flow targets, and consistency with Benjamin Franklin Bank’s asset/liability management objectives.

     SFAS NO. 115 requires Benjamin Franklin Bank to designate its securities as held to maturity, available for sale or trading, depending on Benjamin Franklin Bank’s intent with regard to its investments at the time of purchase. At September 30, 2004, $94.4 million or 92.9% of the portfolio was classified as available for sale, and $0.3 million or 0.3% of the portfolio was classified as held to maturity. At September 30, 2004, the net unrealized loss on securities classified as available for sale was $2.2 million. Benjamin Franklin Bank does not currently maintain a trading portfolio of securities.

     U.S. Government and Agency Obligations. At September 30, 2004, Benjamin Franklin Bank’s U.S. Government and Agency securities portfolio, totaled $37.5 million or 36.9% of the total portfolio on that date.

     Corporate Obligations. At September 30, 2004, Benjamin Franklin Bank’s portfolio of corporate obligations totaled $5.1 million, or 5.0% of the portfolio at that date. Benjamin Franklin Bank’s policy requires that investments in corporate obligations be restricted only to those obligations that are readily marketable and rated ‘A’ or better by a nationally recognized rating agency at the time of purchase. At September 30, 2004, all investments in corporate obligations were rated ‘A’ or better.

     Mortgage-Backed Securities. At September 30, 2004, Benjamin Franklin Bank’s portfolio of mortgage-backed securities totaled $52.1 million, or 51.3% of the portfolio on that date, and consisted of pass-through securities ($4.5 million) and collateralized mortgage obligations ($47.6 million) directly insured or guaranteed by Freddie Mac, Fannie Mae or the Government National Mortgage Association (Ginnie Mae). In its purchase of collateralized mortgage obligations, Benjamin Franklin Bank has targeted instruments in the three to five year weighted average life tranches, with expected average life extensions up to a maximum of seven years in a rising rate environment. The objective of this strategy has been to limit the potential interest rate risk due to extension of this portfolio in a rising rate environment.

     Restricted Equity Securities. At September 30, 2004, Benjamin Franklin Bank’s portfolio of restricted equity securities totaled $6.9 million or 6.8% of the portfolio at that date. These securities consisted primarily of stock in the Federal Home Loan Bank of Boston ($4.3 million) which must be held as a condition of membership in the Federal Home Loan Bank System and as a condition to Benjamin Franklin Bank’s borrowing under the Federal Home Loan Bank of Boston advance program. The remainder ($2.5 million) consisted of certain other equity investments in Savings Bank Life Insurance, the Community Investment Fund and the Depositors Insurance Fund of Massachusetts.

     The following table sets forth certain information regarding the amortized cost and market values of Benjamin Franklin Bank’s investment securities at the dates indicated:

			At December 31,
	At September 30, 2004		2003		2002		2001
	Amortized	Fair	Amortized	Fair	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value	Cost	Value	Cost	Value
			(Dollars in thousands)
Securities available for sale:
U.S. Government and agency obligations	$37,691	$37,492	$30,272	$30,347	$67,513	$67,582	$38,506	$39,113
State agency and municipal obligations	0	0	0	0	570	570	1,942	1,915

	37,691	37,492	30,272	30,347	68,083	68,152	40,488	41,028
Corporate bonds and other obligations	5,086	5,057	0	0	3,536	3,716	23,091	23,214

	42,777	42,549	30,272	$30,347	71,619	71,868	63,539	64,242
Mortgage-backed securities	53,869	51,874	74,502	72,299	26,376	26,446	13,432	13,536

Total debt securities	96,646	94,423	104,774	102,646	97,995	98,314	76,971	77,778

Marketable equity securities:
Bank Investment Fund — Fund One	0	0	0	0	10,206	10,206	0	0

Total securities available for sale	$96,646	$94,423	$104,774	$102,646	$108,201	$108,520	$76,971	$77,778

Securities held to maturity:
Mortgage-backed securities	$266	$271	$386	$398	$986	$1,023	$2,749	$2,774

Restricted equity securities:
Federal Home Loan Bank of Boston stock	$4,347	$4,347	$3,707	$3,707	$3,707	$3,707	$3,707	$3,707
Access Capital Strategies Community Investment Fund	2,000	2,000	3,000	3,000	1,000	1,000	1,000	1,000
Savings Bank Life Insurance and Depositors Insurance Fund stock	515	515	515	515	515	515	902	902

Total restricted equity securities	$6,862	$6,862	$7,222	$7,222	$5,222	$5,222	$5,609	$5,609

     The table below sets forth certain information regarding the amortized cost, weighted average yields and contractual maturities of Benjamin Franklin Bank’s debt securities portfolio at September 30, 2004. In the case of mortgage-backed securities, the table shows the securities by their contractual maturities, however there are scheduled principal payments for these securities and there will also be unscheduled prepayments prior to their contractual maturity:

			More than One Year		More than Five Years
	One Year or Less		through Five Years		through Ten Years
		Weighted		Weighted		Weighted
	Amortized	Average	Amortized	Average	Amortized	Average
	Cost	Yield	Cost	Yield	Cost	Yield
			(Dollars in thousands)
Securities available for sale:
U.S. Government and agency securities	$15,152	1.71%	$22,539	2.26%	$0	—
Corporate bonds and other obligations	1,480	2.35%	3,606	2.41%	0	—
Mortgage-backed securities:	7	7.50%	35	6.50%	6,475	3.74%

Total debt securities	16,639	1.77%	26,180	2.29%	6,475	3.74%

Securities held to maturity:
Mortgage-backed securities	0	—	221	6.00%	0	—

Total investment securities	$16,639	1.77%	$26,401	2.32%	$6,475	3.74%

	More than Ten Years		Total Securities
		Weighted			Weighted
	Amortized	Average	Amortized	Fair	Average
	Cost	Yield	Cost	Value	Yield
		(Dollars in thousands)
Securities available for sale:
U.S. Government and agency securities	$0	—	$37,691	$37,492	2.04%
Corporate bonds and other obligations	0	—	5,086	5,057	2.39%
Mortgage-backed securities:	47,352	4.20%	53,869	51,874	4.15%

Total debt securities	47,352	4.20%	96,646	94,423	3.23%

Securities held to maturity:
Mortgage-backed securities	45	6.00%	266	271	6.00%

Total investment securities	$47,397	4.21%	$96,912	$94,694	3.24%

Sources of Funds

     General. Deposits are the primary source of Benjamin Franklin Bank’s funds for lending and other investment purposes. In addition to deposits, Benjamin Franklin Bank obtains funds from the amortization and prepayment of loans and mortgage-backed securities, the sale or maturity of investment securities, advances from the Federal Home Loan Bank of Boston, and cash flows generated by operations.

     Deposits. Consumer and commercial deposits are gathered primarily from Benjamin Franklin Bank’s primary market area through the offering of a broad selection of deposit products including checking, regular savings, money market deposits and time deposits, including certificate of deposit accounts and individual retirement accounts. The FDIC insures deposits up to certain limits (generally, $100,000 per depositor) and the DIF fully insures amounts in excess of such limits.

     The maturities of Benjamin Franklin Bank’s certificate of deposit accounts range from three months to four years. In addition, Benjamin Franklin Bank offers a variety of commercial business products to small businesses operating within its primary market area. Currently, Benjamin Franklin Bank does not generally negotiate interest rates to attract jumbo certificates of deposit, but accepts deposits of $100,000 or more from customers within its market area based on posted rates. Benjamin Franklin Bank does not use brokers to obtain deposits.

     Benjamin Franklin Bank relies primarily on competitive pricing of its deposit products, customer service and long-standing relationships with customers to attract and retain deposits. Market interest rates, rates offered by financial service competitors, the availability of other investment alternatives, and general economic conditions significantly affect Benjamin Franklin Bank’s ability to attract and retain deposits.

     The following tables set forth certain information relative to the composition of Benjamin Franklin Bank’s average deposit accounts and the weighted average interest rate on each category of deposits:

	Nine months ended September 30, 2004			Year ended December 31, 2003
			Weighted			Weighted
	Average		Average	Average		Average
	Balance	Percent	Rate	Balance	Percent	Rate
	(Dollars in thousands)
Deposit type:
Demand deposits	$89,289	22.45%	0.00%	$57,253	14.81%	0.00%
NOW deposits	23,955	6.02%	0.15%	60,751	15.71%	0.15%
Money market deposits	51,779	13.02%	0.85%	48,256	12.48%	0.81%
Regular savings	99,172	24.94%	0.50%	93,501	24.18%	0.50%

Total transaction accounts	264,195	66.43%	0.37%	259,761	67.18%	0.37%

Certificates of deposit	133,492	33.57%	2.49%	126,856	32.82%	2.79%

Total deposits	$397,689	100.00%	1.08%	$386,617	100.00%	1.16%

	Years ended December 31,
	2002			2001
			Weighted			Weighted
	Average		Average	Average		Average
	Balance	Percent	Rate	Balance	Percent	Rate
			(Dollars in thousands)
Deposit type:
Demand deposits	$36,870	10.04%	0.00%	$36,798	9.79%	0.00%
NOW deposits	69,832	19.01%	0.31%	61,957	16.48%	0.58%
Money market deposits	45,648	12.43%	1.35%	37,919	10.08%	2.24%
Regular savings	83,878	22.83%	0.68%	71,651	19.06%	1.29%

Total transaction accounts	236,228	64.31%	0.59%	208,325	55.41%	1.02%

Certificates of deposit	131,073	35.69%	3.40%	167,566	44.59%	5.14%

Total deposits	$367,301	100.00%	1.60%	$375,891	100.00%	2.86%

     The following table sets forth the time deposits of Benjamin Franklin Bank classified by interest rate as of the dates indicated:

	At September 30,	At December 31,
	2004	2003	2002	2001
		(Dollars in thousands)
Interest Rate
Less than 2%	$50,247	$55,034	$39,945	$387
2.00%-2.99%	60,282	37,753	38,374	46,442
3.00%-3.99%	8,713	7,776	9,808	29,213
4.00%-4.99%	10,967	13,960	17,353	28,278
5.00%-5.99%	1,443	4,034	12,641	36,287
6.00%-6.99%	1,937	5,226	6,832	—

Total	$133,589	$123,783	$124,953	$140,607

     The following table sets forth the amount and maturities of time deposits at September 30, 2004:

					After
	Year ending September 30,				September 30,
	2005	2006	2007	2008	2008	Total
		(Dollars in thousands)
Interest Rate

Less than 2%	$49,579	$668	$—	$—	$—	$50,247
2.00%-2.99%	36,486	17,780	4,850	1,166	—	60,282
3.00%-3.99%	1,640	1,770	1,837	3,466	—	8,713
4.00%-4.99%	4,028	6,911	—	28	—	10,967
5.00%-5.99%	1,443	—	—	—	—	1,443
6.00%-6.99%	1,921	—	—	16	—	1,937

Total	$95,097	$27,129	$6,687	$4,676	$—	$133,589

     As of September 30, 2004, the aggregate amount of outstanding certificates of deposit in amounts greater than or equal to $100,000 was approximately $38.7 million. The following table sets forth the maturity of those certificates as of September 30, 2004:

At September 30, 2004
(Dollars in thousands)
Three months or less	$8,859
Over three months through six months	14,949
Over six months through one year	5,049
Over one year to three years	7,982
Over three years	1,858

Total	$38,697

     Borrowings. Benjamin Franklin Bank utilizes advances from the Federal Home Loan Bank of Boston, primarily in connection with the funding of growth in its assets. Federal Home Loan Bank of Boston advances are secured primarily by certain of Benjamin Franklin Bank’s mortgage loans, certain investment securities and by Benjamin Franklin Bank’s holding of Federal Home Loan Bank of Boston stock. As of September 30, 2004, Benjamin Franklin Bank had outstanding $75.0 million in Federal Home Loan Bank of Boston advances, and had the ability to borrow up to a total of $154.6 million based on available collateral.

     The following table sets forth certain information concerning balances and interest rates on Benjamin Franklin Bank’s Federal Home Loan Bank of Boston advances at the dates and for the periods indicated:

	At or For the
	Nine Months Ended
	September 30,		At or For the Years Ended December 31,
	2004	2003	2003	2002	2001
	(Dollars in thousands)
Balance at end of period	$75,000	$36,000	$36,000	$36,000	$36,000
Average balance during period	$44,421	$36,000	$36,000	$36,000	$35,242
Maximum outstanding at any month end	$75,000	$36,000	$36,000	$36,000	$36,150
Weighted average interest rate at end of period	3.21%	4.47%	4.47%	4.47%	4.47%
Weighted average interest rate during period	3.99%	4.47%	4.47%	4.47%	4.67%

     Of the $75.0 million in advances outstanding at September 30, 2004, $36.0 million, bearing a weighted-average interest rate of 4.47%, are callable by the FHLBB at its option and in its sole discretion. In the event the FHLBB calls these advances, Benjamin Franklin Bank will evaluate its liquidity and interest rate sensitivity position at that time and determine whether to replace the called advances with new borrowings.

     In 2002, Benjamin Franklin Bancorp raised net proceeds of $8.7 million in a sale of $9.0 million of subordinated debentures to Benjamin Franklin Capital Trust I (the “Trust”). The Trust funded the purchase by participating in a pooled offering of 9,000 capital securities representing preferred ownership interests in the assets of the Trust with a liquidation value of $1,000 each. Interest payable on the subordinated debentures and cumulative dividends payable quarterly on the preferred securities is 6.94% for the first five years and thereafter will be at a rate equal to the three month LIBOR rate plus 3.45%. Benjamin Franklin Bancorp has the option to defer interest payments on the subordinated debentures for up to five years and, accordingly, the Trust may defer dividend distributions for up to five years. The debentures and the preferred securities mature in November 2032 unless Benjamin Franklin Bancorp elects and obtains regulatory approval to accelerate the maturity to November 2007 or thereafter.

Properties

     Benjamin Franklin Bank conducts its business through its main office located in Franklin, Massachusetts and five other offices located southeast of the Boston metropolitan area. All of Benjamin Franklin Bank’s office facilities are owned by the Bank. The following table sets forth information about Benjamin Franklin Bank’s offices as of September 30, 2004:

	Location	Year Opened
Main Office:	58 Main Street, Franklin, MA 02038	1935

Branch Offices:	231 East Central St., Franklin, MA 02038	1998
	4 North Main St., Bellingham, MA 02019	1982
	1 Mechanic St., Foxborough, MA 02035	1998
	76 North Street, Medfield, MA 02052	1998
	221 Main Street, Milford, MA 01757	1992

Subsidiary Activities

     Benjamin Franklin Bancorp conducts its principal business activities through its wholly-owned subsidiary, Benjamin Franklin Bank. Subsidiaries of Benjamin Franklin Bancorp and Benjamin Franklin Bank are as follows:

     Benjamin Franklin Bank Capital Trust I, a Delaware Trust, is a wholly-owned subsidiary of Benjamin Franklin Bancorp. In 2002, Benjamin Franklin Bancorp raised net proceeds of $8.7 million in a sale of $9.0 million in junior subordinated notes due 2032 to Benjamin Franklin Capital Trust I (the “Trust”). The Trust funded the purchase by participating in a pooled offering of 9,000 capital securities representing preferred ownership interests in the assets of the Trust with a liquidation value of $1,000 each. The interest rate payable on the subordinated notes is 6.94% for the first five years and thereafter will be at a rate equal to the three month LIBOR rate plus 3.45%.

     Benjamin Franklin Securities Corp., a Massachusetts corporation, is a wholly-owned subsidiary of Benjamin Franklin Bank. Benjamin Franklin Securities Corp. (“BFSC”) engages exclusively in buying, selling and holding investment securities on its own behalf and not as a broker. The income earned on BFSC’s investment securities is subject to a significantly lower rate of state tax than that assessed on income earned on investment securities maintained at Benjamin Franklin Bank. At September 30, 2004, BFSC had total assets of $73.7 million, consisting primarily of cash and investment securities.

Legal Proceedings

     Benjamin Franklin Bank is not involved in any legal proceedings other than routine legal proceedings occurring in the ordinary course of business. Benjamin Franklin Bank’s management believes that those routine legal proceedings involve, in the aggregate, amounts that are immaterial to the financial condition and results of operations of Benjamin Franklin Bank.

Employees

     As of September 30, 2004, Benjamin Franklin Bank had 110 full-time and 21 part-time employees. Employees are not represented by a collective bargaining unit and Benjamin Franklin Bank considers its relationship with its employees to be good.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF BENJAMIN FRANKLIN BANCORP

     This section is intended to help you understand the financial performance of Benjamin Franklin Bancorp and Benjamin Franklin Bank through a discussion of the factors affecting their financial condition at September 30, 2004, December 31, 2003 and December 31, 2002 and their consolidated results of operations for the nine months ended September 30, 2004 and 2003 and for the years ended December 31, 2003, 2002 and 2001. This section should be read in conjunction with the consolidated financial statements and notes to the consolidated financial statements that appear elsewhere in this proxy statement/prospectus. The financial condition and results of operations reported at September 30, 2004 and for the nine-month period ending September 30, 2004 are not necessarily indicative of the financial condition and results of operations that will result for the fiscal year ended December 31, 2004. In this section, Benjamin Franklin Bancorp and Benjamin Franklin Bank are sometimes referred to together as “Benjamin Franklin” since the financial condition and results of operation of Benjamin Franklin Bancorp closely reflect the financial condition and results of operation of its sole operating subsidiary, Benjamin Franklin Bank.

     Following the completion of the conversion, Benjamin Franklin Bancorp anticipates that its non-interest expense will increase as a result of the increased costs associated with managing a public company, increased compensation expenses associated with the purchases of shares of common stock by its employee stock ownership plan, the costs of funding the Benjamin Franklin Bank Charitable Foundation and the adoption of a stock-based incentive plan, if approved by Benjamin Franklin Bancorp’s stockholders.

     Assuming that the adjusted maximum number of shares is sold in the offering (6,612,500 shares) and 400,000 shares are issued to the Benjamin Franklin Bank Charitable Foundation:

i.	the contribution to the Benjamin Franklin Bank Charitable Foundation will be approximately $4,000,000 million, all of which will be expensed in the quarter during which the conversion is completed;

ii.	the employee stock ownership plan will acquire 561,000 shares of common stock with a $5.6 million loan that is expected to be repaid over 30 years, resulting in an annual compensation expense (pre-tax) of approximately $187,000 (assuming that the common stock maintains a value of $10 per share);

iii.	the stock-based incentive plan would award a number of shares of restricted stock equal to 4.0% of the shares sold in the offering (including shares issued to the Benjamin Franklin Bank Charitable Foundation), or 280,500 shares to eligible participants, which would be expensed as the awards vest. Assuming that all shares of restricted stock under the stock-based incentive plan are awarded at a price of $10 per share, and that the awards vest over a five year period, the corresponding annual expense (pre-tax) associated with shares awarded under the stock-based incentive plan would be approximately $561,000.

iv.	the stock-based incentive plan would grant options to acquire common stock equal to 10% of the shares issued in the offering (including shares issued to the Benjamin Franklin Bank Charitable Foundation), or 701,250 options, to eligible participants, which would be expensed as the awards vest. Using the Black-Scholes option pricing model, assuming that all option grants are made at a grant-date share price and option exercise price of $10 and that options vest over a 5 year period, the corresponding annual expense (pre-tax) associated with options granted under the stock-based incentive plan would be approximately $540,000.

     The actual expense that will be recorded for the employee stock ownership plan will be determined by the market value of the shares of common stock as they are released to employees over the term of the loan, and whether the loan is repaid faster than its contractual term. Accordingly, increases in the stock price above $10 per share will increase the total employee stock ownership plan expense, and any accelerated repayment of the loan will increase the annual employee stock ownership plan expense. Further, the actual expense of the restricted stock awards granted under the stock-based incentive plan will be determined by the fair market value of the stock on the grant date, which might be greater than $10 per share. The actual expense of the options granted will be determined by the results of the Black-Scholes option pricing model for the actual period under measurement. The assumptions and factors considered in this pricing model will include the grant-date share price and option exercise price, the dividend yield, if any, the expected option life, the option vesting period, the risk-free interest rate, and the volatility rate for the stock, all of which may differ from the information used herein to estimate the effect of stock option grants on future earnings.

Overview

     Income. Benjamin Franklin Bancorp’s results of operations are dependent mainly on net interest income, which is the difference between the income earned on its loan and investment portfolios and interest expense incurred on its deposits and borrowed funds. Results of operations are also affected by fee income from banking and non-banking operations, provisions for loan losses, gains (losses) on sales of loans and securities available for sale, loan servicing income and other miscellaneous income.

     Expenses. Benjamin Franklin’s expenses consist primarily of compensation and employee benefits, office occupancy, technology, marketing, general administrative expenses and income tax expense.

     Results of operations are also significantly affected by general economic and competitive conditions, particularly with respect to changes in interest rates, government policies and actions of regulatory authorities. Future changes in applicable law, regulations or government policies may materially impact Benjamin Franklin’s financial condition and results of operations. See “Risk Factors” beginning on page [#].

Critical Accounting Policies

     Critical accounting policies are those that involve significant judgments and assessments by management, and which could potentially result in materially different results under different assumptions and conditions. Benjamin Franklin considers the following to be critical accounting policies:

     Allowance for Loan Losses. This accounting policy is considered critical due to the high degree of judgment involved, the subjectivity of the underlying assumptions used, and the potential for changes in the economic environment that could result in material changes in the amount of the allowance for loan losses considered necessary. The allowance is evaluated on a regular basis by management and is based on a periodic review of the collectibility of the loans in light of historical experience, the nature and size of the loan portfolio, adverse situations that may affect borrowers’ ability to repay, the estimated value of any underlying collateral and prevailing economic conditions. For a full discussion of the allowance for loan losses, please refer to “Business of Benjamin Franklin Bancorp — Asset Quality” on page [#].

     Income Taxes. Benjamin Franklin uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance related to deferred tax assets is established when, in management’s judgment, it is more likely than not that all or a portion of such deferred tax assets will not be realized. Deferred tax assets applicable to capital loss carryforwards that expire in 2006 are recoverable only to the extent that capital gains can be realized during the carryforward period. Accordingly, given Benjamin Franklin’s limited opportunity to realize capital gains through the sale of capital assets within the required timeframe, management has provided a valuation allowance of $2.3 million against 100% of the deferred tax assets related to capital loss carryforwards at September 30, 2004 and December 31, 2003 and 2002. This valuation allowance is assessed periodically for recoverability. The judgments applied by management consider the likelihood that capital gain income will be realized within the carryforward period in light of Benjamin Franklin’s tax planning strategies and changes in market conditions.

     Intangible Assets. Benjamin Franklin considers accounting for goodwill to be critical because significant judgment is exercised in performing periodic valuations of this asset, which arose through the acquisition of Foxboro National Bank. Goodwill is evaluated for potential impairment on an annual basis as of each December 31st , or more frequently if events or circumstances indicate a potential for impairment. At the time of acquisition, the operations of Foxboro National Bank were combined with the operations of Benjamin Franklin based on similar economic characteristics. Accordingly, discrete financial information is not separately maintained to evaluate the operating results of the former Foxboro National Bank and, as a result, in performing a goodwill impairment evaluation, Benjamin Franklin measures the fair value of the entire company, rather than that of Foxboro separately. If impairment is detected, the carrying value of goodwill is reduced through a charge to earnings. The evaluation of goodwill involves estimations of discount rates and the timing of projected future cash flows, which are subject to change with changes in economic conditions and other factors. Such changes in the assumptions used to evaluate this intangible asset affect its value and could have a material adverse impact on Benjamin Franklin’s results of operations.

     This discussion has highlighted those accounting policies that management considers to be critical, however all accounting policies are important, and therefore the reader is encouraged to review each of the policies included in Note 1 to the consolidated financial statements to gain a better understanding of how Benjamin Franklin’s financial performance is measured and reported.

Analysis of Net Interest Income

     Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income also depends upon the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on them.

     The following tables set forth average balance sheets, average yields and costs, and certain other information for the periods indicated. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or expense.

			Nine Months Ended September 30,
	At September 30, 2004		2004			2003
		Weighted Average	Average			Average
		Yield/	Outstanding		Yield/	Outstanding		Yield/
	Balance	Rate	Balance	Interest	Rate(1)	Balance	Interest	Rate(1)
	(Dollars in thousands)
Interest-earning assets:
Loans	$375,516	5.00%	$324,944	$12,567	5.17%	$265,369	$11,601	5.84%
Investment securities	101,551	3.77%	109,898	2,549	3.10%	121,402	2,413	2.66%
Interest-earning deposits	6,831	1.71%	15,382	107	0.93%	41,565	515	1.66%

Total interest-earning assets	483,898	4.70%	450,224	15,223	4.52%	428,336	14,529	4.54%
Non-interest-earning assets	34,033		33,760			37,560

Total assets	$517,931		$483,984			$465,896

Interest-bearing liabilities:
Savings deposits	$99,799	0.50%	$99,172	368	0.50%	$92,652	345	0.50%
Money market	54,391	1.14%	51,779	332	0.86%	47,836	290	0.81%
NOW accounts	25,179	0.14%	23,955	27	0.15%	73,403	82	0.15%
Certificates of deposits	133,589	2.35%	133,492	2,494	2.50%	127,370	2,722	2.86%

Total deposits	312,958	1.37%	308,398	3,221	1.40%	341,261	3,439	1.35%
Short term borrowings	29,000	1.68%	6,195	56	1.21%	—	—	0.00%
Long-term debt	55,000	4.72%	47,226	1,747	4.94%	45,000	1,695	5.03%

Total interest-bearing liabilities	396,958	1.86%	361,819	5,024	1.85%	386,261	5,134	1.78%
Non-interest bearing liabilities	90,387		92,207			49,501

Total liabilities	487,345		454,026			435,762
Equity	30,586		29,958			30,134

Total liabilities and equity	$517,931		$483,984			$465,896

Net interest income				$10,199			$9,395

Net interest rate spread (2)(5)		2.84%			2.67%			2.76%
Net interest-earning assets (3)	$86,940		$88,405			$42,075

Net interest margin (4)		N/A			3.03%			2.93%
Average interest-earning assets to interest-bearing liabilities					124.43%			110.89%

Footnotes on following page

	Years Ended December 31,
	2003			2002			2001
	Average			Average			Average
	Outstanding		Yield/	Outstanding		Yield/	Outstanding		Yield/
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	(Dollar in thousands)
Interest-earning assets:
Loans	$270,342	$15,530	5.74%	$249,260	$16,322	6.55%	$274,088	$20,355	7.43%
Investment securities	122,570	3,450	2.81%	89,295	4,166	4.67%	73,069	4,267	5.84%
Interest-earning deposits	35,293	552	1.56%	58,980	918	1.56%	53,084	1,819	3.43%

Total interest-earning assets	428,205	19,532	4.56%	397,535	21,406	5.38%	400,241	26,441	6.61%
Non-interest-earning assets	37,495			41,978			37,154

Total assets	$465,700			$439,513			$437,395

Interest-bearing liabilities:
Savings deposits	$93,501	465	0.50%	$83,878	567	0.68%	$71,651	921	1.29%
Money market	48,256	392	0.81%	45,648	617	1.35%	37,919	849	2.24%
NOW accounts	60,751	92	0.15%	69,832	221	0.32%	61,957	360	0.58%
Certificates of deposits	126,856	3,538	2.79%	131,073	4,451	3.40%	167,566	8,622	5.15%

Total deposits	329,364	4,487	1.36%	330,431	5,856	1.77%	339,093	10,752	3.17%
Short-term borrowings	0	0	0.00%	0	0	0.00%	0	0	0.00%
Long-term debt	45,001	2,265	5.03%	37,504	1,738	4.63%	35,242	1,645	4.67%

Total interest-bearing liabilities	374,365	6,752	1.80%	367,935	7,594	2.06%	374,335	12,397	3.31%
Non-interest bearing liabilities	61,454			43,041			37,612

Total liabilities	435,819			410,976			411,947
Equity	29,881			28,537			25,448

Total liabilities and equity	$465,700			$439,513			$437,395

Net interest income		$12,780			$13,812			$14,044

Net interest rate spread (5)			2.76%			3.32%			3.30%
Net interest-earning assets (3)	$53,840			$29,600			$25,906

Net interest margin (4)			2.98%			3.47%			3.51%
Average interest-earning assets to interest-bearing liabilities			114.38%			108.04%			106.92%

(1)	Yields and rates for the nine months ended September 30, 2004 and 2003 are annualized.

(2)	Net interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities at September 30, 2004.

(3)	Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.

(4)	Net interest margin represents net interest income divided by average total interest-earning assets.

(5)	Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities for the nine months ended September 30, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001.

     The following table presents the dollar amount of changes in interest income and interest expense for the major categories of Benjamin Franklin’s interest-earning assets and interest-bearing liabilities. Information is provided for each category of interest-earning assets and interest-bearing liabilities with respect to (i) changes attributable to changes in volume (i.e., changes in average balances multiplied by the prior-period average rate) and (ii) changes attributable to rate (i.e., changes in average rate multiplied by prior-period average balances). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

	Nine Months Ended
	September 30,			Years Ended December 31,			Years Ended December 31,
	2004 vs. 2003			2003 vs. 2002			2002 vs. 2001
			Total	Increase (Decrease)		Total			Total
	Increase (Decrease) Due to		Increase	Due to		Increase	Increase (Decrease) Due to		Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
			(Dollars in thousands)
Interest-earning assets:
Loans	$2,604	$(1,637)	$967	$1,381	$(2,173)	$(792)	$(1,844)	$(2,189)	$(4,033)
Investment securities	(229)	364	135	1,552	(2,268)	(716)	948	(1,049)	(101)
Interest-earning deposits	(324)	(84)	(408)	(369)	3	(366)	202	(1,102)	(900)

Total interest-earning assets	2,051	(1,357)	694	2,564	(4,438)	(1,874)	(694)	(4,340)	(5,034)

Interest-bearing liabilities:
Savings deposits	24	—	24	65	(166)	(101)	157	(511)	(354)
Money market	24	19	43	35	(260)	(225)	173	(406)	(233)
NOW accounts	(55)	—	(55)	(29)	(102)	(131)	46	(182)	(136)
Certificates of deposits	131	(361)	(230)	(143)	(769)	(912)	(1,878)	(2,294)	(4,172)

Total deposits	124	(342)	(218)	(72)	(1,297)	(1,369)	(1,502)	(3,393)	(4,895)
Short-term borrowings and long-term debt	84	24	108	347	180	527	106	(13)	93

Total interest-bearing liabilities	208	(318)	(110)	275	(1,117)	(842)	(1,396)	(3,406)	(4,802)

Change in net interest income	$1,843	$(1,039)	$804	$2,289	$(3,321)	$(1,032)	$702	$(934)	$(232)

Comparison of Financial Condition At September 30, 2004 and December 31, 2003

     Total Assets. Total assets increased by $59.1 million, or 12.9%, from $458.8 million at December 31, 2003 to $517.9 million at September 30, 2004. This increase was largely the result of an increase in the loan portfolio, offset by reductions in cash and short-term investments.

     Cash and Short-term Investments. Cash and correspondent bank balances decreased by $6.2 million to $8.3 million as of September 30, 2004 when compared to December 31, 2003. Over the same 9-month period, short-term investments, comprised of overnight fed funds sold and money market funds, decreased $14.1 million to $6.8 million at September 30, 2004. These reductions in short-term liquidity served primarily to fund increases in Benjamin Franklin Bank’s loan portfolio.

     Securities. The investment portfolio aggregated $94.7 million at September 30, 2004, a decrease of $8.3 million, or 8.1%, from $103.0 million at December 31, 2003. This reduction, caused by net paydowns in mortgage-backed securities totaling $20.5 million offset by increases in holdings of U.S. Agency securities and corporate bonds totaling $7.1 million and $5.1 million, respectively, was used to fund growth in Benjamin Franklin Bank’s loan portfolio.

     Net Loans. Net loans as of September 30, 2004 were $375.5 million, an increase of $86.7 million, or 30.0%, over net loan balances of $288.9 million as of December 31, 2003. Loan growth occurred in most product categories, including residential mortgage loans ($72.2 million), commercial real estate ($10.5 million), construction ($1.1 million), and consumer ($3.4 million). The significant growth in residential mortgage loans can be attributed to the attractive rates offered on adjustable-rate mortgages and 15-year bi-weekly mortgage loans.

     Deposits. Deposits increased by $19.3 million to $399.6 million at September 30, 2004, an increase of 5.1% over balances of $380.3 million at December 31, 2003. The largest increases came in certificates of deposit ($9.8 million), money market accounts ($4.3 million) and savings accounts ($3.7 million). The deposit increases overall were the result Ben Franklin’s continued marketing and promotional efforts in its market area, including efforts to remain competitive in all of its deposit product offerings.

     Borrowed Funds. Funds borrowed from the Federal Home Loan Bank of Boston increased by $39.0 million to $75.0 million at September 30, 2004, a 108.3% increase over balances of $36.0 million as of December 31, 2003. These additional funds were borrowed in order to fund the continued growth in Benjamin Franklin Bank’s loan portfolio during the nine months ended September 30, 2004. The $9.0 million balance in subordinated debt remained unchanged from December 31, 2003 to September 30, 2004.

     Retained Earnings. Retained earnings increased by $1.3 million to $30.6 million at September 30, 2004, an increase of 4.4% from a balance of $29.3 million as of December 31, 2003. This change was the result of net income for the first nine months of $1,312,000, offset by a small increase ($27,000) in the net unrealized loss on marketable securities.

Comparison of Operating Results For The Nine Months Ended September 30, 2004 and September 30, 2003

     Net Income. Net income for the nine months ended September 30, 2004 was $1,312,000, a decrease from net income of $1,381,000 for the first nine months of 2003. An $897,000 decline in other income and a $170,000 increase in the provision for loan losses were almost entirely offset by an increase in net interest income of $804,000 and a $169,000 reduction in operating expenses.

     Net Interest Income. The tables on pages [#] and [#] set forth the components of Benjamin Franklin’s net interest income, yields on interest earning assets and interest bearing liabilities, and the effect on net interest income arising from changes in volume and rate.

     Benjamin Franklin earned net interest income of $10.2 million and $9.4 million in the first nine months of 2004 and 2003, respectively. The increase between the two periods of $804,000, or 8.6%, is due to a 10 basis point, or 3.4%, increase in the net interest margin coupled with a $21.9 million, or 5.1%, increase in average interest-earning assets. Though average yields and rates declined generally from the nine months ended September 30, 2003 to the same period in 2004, the 10 basis point increase in the net interest margin from 2003 to 2004 was achieved primarily through a change in mix in both earning assets and in funding liabilities. Within earnings assets, higher-yielding loans increased by $59.6 million between periods, while lower-yielding investment securities and short-term investments declined by $37.7 million on average. Within Benjamin Franklin’s funding liabilities, the mix shifted somewhat in favor of non-interest bearing accounts, which increased by $42.7 million on average. This shift was caused by a change made in the Bank’s primary checking account product in September 2003, whereby the payment of interest was eliminated.

     Interest Income. Interest income rose $694,000, or 4.8%, to $15.2 million for the nine months ended September 30, 2004 from $14.5 million for the nine months ended September 30, 2003. The increase was caused primarily by a $21.9 million increase in interest-earning assets, which had the effect of increasing interest income by $2.0 million. Loans increased on average by $59.6 million between the two periods, offset by decreases in the average balances of investment securities ($11.5 million) and short-term investments ($26.2 million). Despite the fact that the average yield on loans declined from 5.84% for the nine months ended September 30, 2003 to 5.17% for the same period in 2004, the overall yield on interest earning assets remained almost unchanged at 4.54% and 4.52% for the 2003 and 2004 periods, respectively, due to the change in the mix of interest earning assets.

     Interest Expense. Interest expense for the nine months ended September 30, 2004 declined (by $110,000 or 2.1%) to $5.0 million as compared to interest expense of $5.1 million for the nine months ended September 30, 2003. The effect of an increase in non-interest-bearing liabilities, which grew by an average of $42.7 million in the 2004 period, was offset partially by a 7 basis point, or 3.9%, increase in the average rates paid on interest-bearing liabilities. The increase in non-interest-bearing liabilities was due to a change made in the Bank’s primary checking account product, whereby the payment of interest was eliminated.

     Provision for Loan Losses. Benjamin Franklin records a provision for loan losses as a charge to its earnings when necessary in order to maintain the allowance for loan losses at a level sufficient to absorb potential losses inherent in the loan portfolio. Refer to “Business of Benjamin Franklin Bancorp — Asset Quality” on page [#] for additional information about Benjamin Franklin’s methodology for establishing its allowance for loan losses. Benjamin Franklin recorded $470,000 and $300,000 in loan loss provisions during the nine months ended September 30, 2004 and 2003, respectively. Provisions in both years were reflective of growth in the loan portfolio and the realization of net recoveries of $24,000 and $38,000 in the nine months ended September 30, 2004 and 2003, respectively. At September 30, 2004, the allowance for loan losses totaled $3.0 million, or 0.80% of the loan portfolio, compared to $2.7 million, or 0.95%, of total loans at September 30, 2003.

     Non-interest Income. Non-interest income for the nine month period ended September 30, 2004 declined to $1.7 million, a reduction of $0.9 million, or 35.0%, when compared to non-interest income of $2.6 million earned during the nine month period ended September 30, 2003. An $845,000 decline in gains on loan sales, a $122,000 reduction in loan servicing fees and a $105,000 decrease in gains on sales of securities were partially offset by a $52,000 increase in deposit service fees and an additional $123,000 in miscellaneous income. The largest area of decline, on loan sales, was attributable to the rise in market interest rates in 2004, which in turn caused a decline in the origination of fixed rate residential mortgage loans that the Bank typically sells at a small gain in the secondary market. Loan servicing fee income was also negatively affected by the reduction in fixed rate loan originations sold with servicing rights retained. The increase in miscellaneous income in the 2004 period was primarily attributable to an increase in fees earned on investment product sales, brought about by the addition of a second sales representative in the fourth quarter of 2003.

     Non-interest Expense. Non-interest expense declined, by $169,000 or 1.8%, to $9.5 million for the nine months ended September 30, 2004, compared to $9.6 million for the nine months ended September 30, 2003. Reductions in occupancy and equipment costs, and professional fees were offset in part by an increase in salaries and employee benefits.

     Salaries and employee benefits expenses increased $673,000, or 13.4%, to $5.7 million for the nine months ended September 30, 2004. The increase was primarily due to normal merit increases averaging 4.5%, the addition of one senior officer position, and significantly lower deferral of loan origination costs due to a lower volume of loan originations in the 2004 period when compared to 2003. Occupancy and equipment expenses declined $285,000, or 21.6%, to $1.0 million for the nine months ended September 30, 2004. Most of this reduction was attributable to a decline in depreciation expense associated with branch-related capital expenditures made five years earlier. Professional fees decreased $629,000, or 76.6%, to $192,000 for the nine months ended September 30, 2004, due primarily to a decline in legal costs and loan origination expenses.

     Income Taxes. Income tax expense was $626,000 for the nine months ended September 30, 2004, a decrease of $25,000, or 3.8%, compared to $651,000 for the nine months ended September 30, 2003. The effective tax rate remained essentially unchanged between years, at 32.3% and 32.0% in 2004 and 2003, respectively.

Comparison of Financial Condition At December 31, 2003 and December 31, 2002

     Total Assets. Total assets increased by $6.6 million, or 1.5%, from $452.2 million at December 31, 2002 to $458.8 million at December 31, 2003. This increase was largely the result of an increase in the loan portfolio, offset by a reduction in investment securities.

     Cash and Short-term Investments. While cash and correspondent bank balances remained essentially the same from year to year, short-term investments consisting of overnight fed funds sold and money market funds declined by $16.9 million to $21.0 million at September 30, 2003. This reduction in short-term liquidity served primarily to fund an increase in the loan portfolio.

     Securities. The investment portfolio aggregated $103.0 million at December 31, 2003, a decline of $6.5 million, or 5.9%, from $109.5 million at December 31, 2002. Within the securities portfolio, decreases in U.S. Treasury and Agency securities ($37.2 million) and other bonds and obligations ($14.5 million), offset by a $45.3 million increase in holdings of mortgage-backed securities, were used to fund increases in the Bank’s loan portfolio. The change in the securities portfolio mix is due to the more favorable yields available on mortgage-backed securities of like duration.

     Net Loans. Net loans as of December 31, 2003 were $288.9 million, an increase of $26.9 million, or 10.3%, over net loan balances of $261.9 million as of December 31, 2002. Most loan product categories increased during this period, including residential ($7.1 million), commercial real estate ($17.3 million), construction ($2.9 million), and consumer ($0.7 million). In 2003, Benjamin Franklin had its highest level of new loan activity to date, with total originations of $246.9 million, the product of its ability to offer competitive, attractive interest rates resulting from a historically low interest rate environment. Of that amount, $96.3 million of fixed rate loan originations were sold in the secondary market, with servicing rights retained. The low interest rate environment also brought significant refinancing activity, which resulted in total loan repayments and prepayments of $149.6 million during 2003.

     Deposits and Borrowed Funds. Deposits increased slightly, by 1.9% or $7.0 million, to $380.2 million at December 31, 2003 from $373.3 million at December 31, 2002. A modest shift in the mix of deposits occurred with increases in savings accounts ($8.6 million) and money market accounts ($5.9 million), offset by net reductions in demand deposits and NOW accounts ($6.4 million) and certificates of deposit ($1.2 million). Funds borrowed from the Federal Home Loan Bank of Boston remained unchanged from December 31, 2002 to December 31, 2003, at $36 million. The balance of subordinated debt also remained unchanged year over year, at $9.0 million.

     Retained Earnings. Retained earnings declined by $0.5 million to $29.3 million at December 31, 2003, a decrease of 1.7% from a balance of $29.8 million as of December 31, 2002. This change was the result of net income for the year of $1.7 million, offset by an increase in the net unrealized loss on marketable securities of $2.2 million.

Comparison of Operating Results For The Years Ended December 31, 2003 and December 31, 2002

     Net Income. Net income declined $1.0 million, or 37.4%, to $1.7 million for the year ended December 31, 2003 compared to $2.7 million for the year ended December 31, 2002. The decrease was primarily the result of a reduction in net interest income, an increase in operating expenses, an increase in income taxes, offset in part by an increase in other income and a reduction in the provision for loan losses.

     Net Interest Income. The tables on pages [#] and [#] set forth the components of Benjamin Franklin’s net interest income, yields on interest earning assets and interest bearing liabilities, and the effect on net interest income arising from changes in volume and rate.

     Benjamin Franklin earned net interest income of $12.8 million and $13.8 million in the years ended December 31, 2003 and 2002, respectively. The decline between the two periods of $1.0 million, or 7.5%, was caused by a 49 basis point, or 14.1%, reduction in the net interest margin, which had the effect of reducing net interest income by $3.3 million. This was offset in part by an increase in the volume of interest-earning assets, which grew by $30.7 million, or 7.7%, in 2003 as compared to 2002, which served to increase net interest income by $2.3 million.

     Interest Income. Interest income declined $1.9 million, or 8.8%, to $19.5 million for 2003 from $21.4 million for the prior year. The decrease was due to lower average yields on loans and investment securities, which was offset in part by higher average balances in both asset classes. In 2003 as compared to 2002, the yield earned on loans declined by 81 basis points, or 12.4%, to 5.74%, a change that reflected the drop in market interest rates generally in 2003. Offsetting this to some degree was an increase in loans outstanding, which grew by $21.1 million, or 8.5%. Consistent with the lower interest rate environment in 2003, yields on investments securities also dropped significantly when compared to 2002, falling by 186 basis points to 2.81% for the 2003 year. A $9.6 million net increase in the average balances of investment securities and short-term investments in 2003 partially offset the decline in yields.

     Interest Expense. Interest expense declined $842,000, or 11.1%, to $6.8 million for the year ended December 31, 2003 from $7.6 million in the prior year. The primary cause was a reduction in the rates paid on interest-bearing deposit accounts, which declined by 41 basis points, or 23.2%, to 1.36% for 2003 from 1.77% for 2002. The drop in deposit rates reflected the lower interest rate environment generally in

2003 as compared to 2002. The average balances of deposits and short-term Federal Home Loan Bank of Boston borrowings were virtually unchanged from year to year, while the average balance of long-term debt including subordinated debt increased by $7.5 million to an average of $45.0 million for 2003 from $37.5 million for 2002. The effect of the increase in this item, which paid rates equivalent to 5.03% and 4.63% for 2003 and 2002, respectively, was to increase interest expense by $527,000.

     Provision for Loan Losses. Benjamin Franklin’s provision for loan losses decreased by $787,000, or 55.7%, to $625,000 in 2003 from $1.4 million in 2002. Contributing to the higher level of provision in 2002 was the creation of a specific reserve in the amount of $250,000 for a non-performing loan with an outstanding balance of $462,000 at December 31, 2002. This loan was charged-off it its entirety in 2003. Further, in 2002 management decided to increase general reserve levels for the portfolio as a whole after a thorough reevaluation of Benjamin Franklin Bank’s methodology for establishing the allowance for loan losses. This analysis considered economic conditions, peer comparisons and management’s estimate of losses inherent in the portfolio, and resulted in increases in general reserves for commercial real estate, commercial business and home equity loans. Also affecting the provisions for 2003 and 2002 were net charge-offs aggregating $414,000 and $277,000, respectively. The allowance for loan losses of $2.5 million at December 31, 2003 represented 0.87% of total loans, essentially unchanged when compared to 0.88% at December 31, 2002.

     Non-interest Income. Total non-interest income was $3.1 million in 2003, an increase of $222,000, or 7.8% from $2.9 million for 2002. The increase was primarily the result of a $904,000 rise in gains realized on sales of fixed rate residential mortgage loans sold in the secondary market and the fact that a $741,000 loss realized on the curtailment of Benjamin Franklin Bank’s pension plan was recognized in 2002, offset in part by a $1.5 million reduction in net gains realized on sales of investment securities. Also contributing to the change between years were a $189,000 decline in loan servicing fees and an increase of $180,000 in other income. The decrease in loan servicing fees was primarily the result of accelerated amortization of mortgage servicing rights due to accelerated principal payments caused by a reduction in market interest rates. The increase in other income was primarily caused by a $50,000 increase in fees earned on investment product sales due to the addition of a second sales representative during 2003 and a $125,000 increase in income from $1.3 million of BOLI contracts Benjamin Franklin purchased in the second half of 2003.

     Non-interest Expense. Non-interest expense increased $609,000, or 5.0%, to $12.7 million in 2003 as compared to $12.1 million in 2002. The largest increases occurred in salaries and benefits and professional fees, offset partially by a reduction in other general and administrative expenses. Salaries and employee benefits expenses increased $518,000, or 8.4%, to $6.7 million for the year ended December 31, 2003. Normal merit increases averaging 4.8% accounted for over half of this difference, supplemented by increases in retirement costs, medical insurance costs and an increase in the incentive bonus plan. Professional fees increased $262,000 or 36.2%, to $985,000 for 2003. This increase was caused primarily by increases in legal fees and loan origination costs. Other general and administrative expenses fell $223,000, or 10.8%, to $1.8 million for the year ended December 31, 2003. Contributing to this decline were reductions in fees paid to Benjamin Franklin Board members, the result of fewer meetings in 2003 than 2002, and a drop in supplies expense as Benjamin Franklin Bank negotiated more favorable terms with its primary supplies vendor.

     Income Taxes. Income tax expense was $819,000 for the year ended December 31, 2003 an increase of $376,000, or 84.9%, compared to $443,000 for the year ended December 31, 2002. The effective tax rate was 32.7% in 2003 compared to 14.1% in 2002. The effective tax rate was unusually low in 2002 due to a $524,000 reduction in the deferred tax asset valuation allowance, a reduction made possible by the capital gain income realized on the sale of investment securities during the year.

Comparison of Operating Results For The Years Ended December 31, 2002 and December 31, 2001

     Net Income. Net income rose to $2.7 million in 2002 from $41,000 in 2001. The primary reasons for the increase in income were a $4.1 million net change between years in the gain/loss realized on sale of securities and a significant reduction in the effective tax rate in 2002 when compared to 2001.

     Net Interest Income. The tables on pages [#] and [#] set forth the components of Benjamin Franklin’s net interest income, yields on interest earning assets and interest bearing liabilities, and the effect on net interest income arising from changes in volume and rate.

     Benjamin Franklin earned net interest income of $13.8 million and $14.0 million in the years ended December 31, 2002 and 2001, respectively. The decline between the two periods of $232,000, or 1.7%, resulted from a 4 basis point, or 1.1%, reduction in the net interest margin, and a $2.7 million, or 0.7%, drop in interest-earning assets.

     Interest Income. Interest income fell by $5.0 million, or 19.0%, to $21.4 million for 2002 from $26.4 million for the prior year. The decline was caused primarily by 1.23% reduction in the yield on interest-earning assets, which averaged 5.38% for 2002 as compared to 6.61% for 2001. All interest-earning asset categories experienced declines in yield between the two years, with loans declining 88 basis points to 6.55%, investment securities declining 117 basis points to 4.67% and short-term investments declining by 187 basis points to 1.56%. All yield declines were consistent with an interest rate environment that was lower generally in 2002 than in 2001. Though earning asset average balances declined by only $2.7 million in the aggregate, average loans outstanding fell by $24.8 million to an average of $249.3 million from $274.1 million in 2001, as a consequence of heavy refinancing activity in late 2001 and 2002. The Company’s liquidity position increased as a result, with increases in average balances of investment securities and short-term investments aggregating $16.2 million and $5.9 million, respectively. The net effect of these changes in earning asset volumes was to reduce interest income by $694,000 year over year. The $4.3 million remaining reduction in interest income from 2001 to 2002 was the result of the decline in earning-asset yields.

     Interest Expense. Interest expense declined $4.8 million, or 38.7%, to $7.6 million for the year ended December 31, 2002 from $12.4 million in the prior year. A 125 basis point, or 37.8%, decline in the average rate paid on interest-bearing liabilities, from 3.31% in 2001 to 2.06% in 2002 was responsible for $3.4 million of the reduction in interest expense. The remaining decline of $1.4 million was caused by a shift in the mix of deposits as well as by an overall reduction in deposit balances of $8.7 million or 2.6%. In response to the low interest rate environment existing in 2002, customers shifted funds out of term certificates into money market, savings and transaction accounts. The average volume of certificates of deposit declined by $36.5 million, or 21.8%, to an average of $131.1 million outstanding in 2002 from $167.6 million in 2001. Average balances of savings, money market and interest-bearing checking increased in the aggregate by $27.8 million from 2001 to 2002.

     Provision for Loan Losses. Benjamin Franklin’s provision for loan losses increased to $1.4 million for 2002 from $51,000 in 2001. The higher level of provision in 2002 was attributable in part to the creation of a specific reserve in the amount of $250,000 for a $462,000 non-performing loan classified “doubtful” and to a decision by management to increase general reserve levels for the portfolio as a whole. This decision was based on a review of economic conditions, peer comparisons and management’s estimate of losses inherent in the portfolio. As a result of this analysis, general reserves for commercial real estate, commercial construction, commercial business and home equity loans were increased significantly, by 100.0% to 167.0% of previous levels. For further discussion of the Benjamin Franklin’s current methodology, please refer to “Business of Benjamin Franklin Bancorp—Asset Quality” on page [#]. The provision in 2002 also included an amount sufficient to replenish the allowance for the effect of net charge-offs aggregating $277,000. In 2001, net recoveries of $58,000 were reflected in determining the provision for the year. The allowance for loan losses of $2.3 million at December 31, 2002 represented 0.88% of total loans, as compared to 0.46% at December 31, 2001.

     Non-interest Income. Total non-interest income was $2.9 million in 2002 as compared to net other charges aggregating $777,000 for the 2001 year. The swing between years was caused primarily by a $4.1 million change in gains/losses on sales of securities. In 2001, Benjamin Franklin Bank realized a net loss on securities sales of $2.5 million, while in 2002, net gains of $1.6 million were recorded. Offsetting this somewhat in 2002 was a $741,000 loss incurred on the curtailment of the Bank’s pension plan. Loan servicing fees also increased significantly in 2002, to $525,000 from $86,000 in 2001 as a result of an increase in fixed rate residential loans serviced.

     Non-interest Expense. Non-interest expense increased $550,000, or 4.8%, to $12.1 million in 2002 as compared to $11.6 million in 2001. Most of this increase occurred in salaries and benefits, which increased $529,000, or 9.4%, to $6.2 million for the year ended December 31, 2002. This increase was due to normal merit increases averaging 4.3% and costs associated with transitioning to a new Chief Executive Officer during 2002.

     Income Taxes. Income tax expense was $443,000 for the year ended December 31, 2002, a reduction of $1,167,000, or 72.5%, when compared to $1.6 million for the year ended December 31, 2001. The effective tax rate fell to 14.1% in 2002 as compared to 97.5% in 2001. The effective tax rate was unusually low in 2002 and unusually high in 2001 due to changes in Benjamin Franklin Bank’s deferred tax asset valuation allowance. In 2002, the valuation allowance was reduced by $524,000, a reduction allowed for by the capital gain income realized on the sale of investment securities during the year. In 2001, the valuation allowance increased by $1.0 million due to the fact that the capital losses on sales of securities realized during the year were not deductible for tax purposes.

Losses and Regulatory Action Arising from Equity Investments in 1999 and 2000

     Benjamin Franklin Bank entered into a Memorandum of Understanding (MOU) in June 2001 in response to regulatory concerns over equity investments made by Benjamin Franklin Bank under prior management in 1999 and 2000. The MOU was lifted in October 2002.

     In February 2001, the FDIC informed Benjamin Franklin Bank that both the size and concentration of its equity securities portfolio exceeded regulatory limits. The FDIC found that the $36 million equity securities portfolio at March 31, 2000 represented 154.0% of Benjamin Franklin Bank’s Tier 1 capital, and that technology stocks comprised approximately 50.0% of the total. The FDIC ordered Benjamin Franklin Bank to immediately cease equity investment activities and to liquidate the remaining equity securities in its portfolio. In March 2001, Benjamin Franklin Bank sold a substantial portion of its equity portfolio, resulting in an aggregate loss of $15.2 million. On this basis, Benjamin Franklin Bancorp determined that an other-than-temporary impairment existed with regard to certain equity securities in its portfolio as of December 31, 2000, and recorded an impairment charge of $11.4 million in the year ended December 31, 2000. After giving effect to the impairment charge and the net losses recognized upon the liquidation of the equity securities portfolio, partially offset by net gains on sales of other investment securities, Benjamin Franklin Bancorp reported a net loss of $4.7 million for the year ended December 31, 2000, and net income of only $41,000 for the year ended December 31, 2001.

     In June 2001, the Board of Directors of Benjamin Franklin Bank entered into an MOU with the FDIC and the Massachusetts Commissioner of Banks. The significant provisions of the MOU required the Board to evaluate its management team using an independent consultant, to prepare a management and staffing plan, and to retain qualified management consistent with such plan. The MOU also prohibited Benjamin Franklin Bank from purchasing any equity security without regulatory approval, called for a profit plan and revisions to Benjamin Franklin Bank’s liquidity and funds management policy, and required an increase in Tier 1 capital to at least 7.0%.

     In February 2002, Benjamin Franklin Bank’s former president retired, and the Board hired Thomas R. Venables as President and Chief Executive Officer. In October 2002, the FDIC and the Commissioner lifted the MOU in recognition of the substantial progress the Bank had made in satisfying its terms, and the Board of Directors adopted a Board Resolution addressing the matters remaining to be resolved. In July 2003, the Bank’s former Executive Vice President and Treasurer resigned. In August 2003, the FDIC and the Commissioner allowed the Board to rescind the Board Resolution, as all of the terms of the Resolution and the previous MOU had been satisfied.

Quantitative And Qualitative Disclosures About Risk Management

     Management and the Board of Benjamin Franklin recognize that taking and managing risk is fundamental to the business of banking. Through the development, implementation and monitoring of its policies with respect to risk management, Benjamin Franklin strives to measure, evaluate and control the risks it faces. The Board and management understand that an effective risk management system is critical to the safety and soundness of Benjamin Franklin. Chief among the risks faced by Benjamin Franklin are credit risk, market risk including interest rate risk, liquidity risk, operational (transaction) risk and compliance risk.

     Within management, the responsibility for risk management rests with the Risk Management Committee, chaired by the Compliance and Risk Management Officer. Other members of the Committee include the Chief Executive Officer, Chief Financial Officer, Treasurer, Chief Information Officer, and the senior officers responsible for lending, retail banking and human resources. The Risk Management Committee meets on a monthly basis to review the status of the Company’s risk management efforts, including reviews of internal and external audit findings, loan review findings, and the activities of the Asset/Liability Committee with respect to monitoring interest rate and liquidity risk. The Committee tracks any open items requiring corrective action with the goal of ensuring that each is addressed on a timely basis. The Compliance and Risk Management Officer reports all findings of the Risk Management Committee directly to the Board’s Audit and Risk Management Committee.

     Management of Credit Risk. Benjamin Franklin considers credit risk to be the most significant risk it faces, in that it has the greatest potential to affect the financial condition and operating results of Benjamin Franklin. Credit risk is managed through a combination of policies established by the Board, the monitoring of compliance with these policies, and the periodic evaluation of loans in the portfolio, including those with problem characteristics. In general, Benjamin Franklin’s policies establish maximums on the amount of credit that may be granted to a single borrower (including affiliates), the aggregate amount of loans outstanding by type in relation to total assets and capital, and loan concentrations. Collateral and debt service coverage ratios, approval limits and other underwriting criteria are also specified. Policies also exist with respect to performing periodic credit reviews, the rating of loans, when loans should be placed on non-performing status and factors that should be considered in establishing Benjamin Franklin Bank’s allowance for loan losses. For additional information, refer to “Business of Benjamin Franklin Bancorp – Lending Activities,” on page [#].

     Management of Market Risk. Market risk is the risk of loss due to adverse changes in market prices and rates, and typically encompasses exposures such as sensitivity to changes in market interest rates, foreign currency exchange rates, and commodity prices. Benjamin Franklin has no exposure to foreign currency exchange or commodity price movements. Because net interest income is Benjamin Franklin’s primary source of revenue, interest rate risk is a significant market risk to which Benjamin Franklin Bank is exposed.

     Interest rate risk is the exposure of Benjamin Franklin’s net interest income to adverse movements in interest rates. Net interest income is affected by changes in interest rates as well as by fluctuations in the level and duration of Benjamin Franklin’s assets and liabilities. Over and above the influence that interest rates have on net interest income, changes in rates may also affect the volume of lending activity, the ability of borrowers to repay variable rate loans, the volume of loan prepayments and refinancings, the flow and mix of deposits, and the market value of Benjamin Franklin Bank’s assets and liabilities.

     Exposure to interest rate risk is managed by Benjamin Franklin through periodic evaluations of the current interest rate risk inherent in its rate-sensitive assets and liabilities, coupled with determinations of the level of risk considered appropriate given the Bank’s capital and liquidity requirements, business strategy, and performance objectives. Through such management, Benjamin Franklin seeks to reduce the vulnerability of its net interest income to changes in interest rates.

     Strategies used by Benjamin Franklin to reduce the potential volatility of its earnings include:

•	Emphasizing the origination and retention of adjustable-rate mortgage loans, variable rate commercial loans and variable rate home equity lines-of-credit;

•	Investing in securities with relatively short maturities and/or expected average lives;

•	Classifying nearly all of the investment portfolio as “available for sale” in order to provide for flexibility in liquidity management.

     Benjamin Franklin’s Asset/Liability Committee, comprised of several members of senior and middle management, is responsible for managing interest rate risk. On a quarterly basis, the Committee reviews with the Board of Directors its analysis of Benjamin Franklin Bank’s exposure to interest rate risk, the effect subsequent changes in interest rates could have on Benjamin Franklin Bank’s future net interest income, its strategies and other activities, and the effect of those strategies on Benjamin Franklin’s operating results. The Committee is also actively involved in Benjamin Franklin Bank’s planning and budgeting process as well as in determining pricing strategies for deposits and loans.

     The Committee’s primary method for measuring and evaluating interest rate risk is income simulation analysis. This analysis considers the maturity and repricing characteristics of assets and liabilities, as well as the relative sensitivities of these balance sheet components over a range of interest rate scenarios. Interest rate scenarios tested generally include instantaneous rate shocks, rate ramps over a one year period, and static (or flat) rates. The simulation analysis is used to measure the exposure of net interest income to changes in interest rates over a specified time horizon, usually a two year period.

     The table below sets forth, as of September 30, 2004, the estimated changes in Benjamin Franklin’s net interest income that would result from the designated instantaneous changes in the U.S. Treasury yield curve. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results.

Percentage Change in Estimated
Net Interest Income over 12 months
300 basis point increase in rates	(6.85%)
200 basis point increase in rates	(4.21%)
100 basis point increase in rates	(1.86%)
Flat interest rates	—
100 basis point decrease in rates	(2.47%)

     As indicated in the table above, the result of an immediate 100 basis point increase in interest rates is estimated to decrease net interest income by 1.86% over a 12-month horizon, when compared to the flat rate scenario. For an immediate 200 basis point parallel increase in the level of interest rates, net interest income is estimated to decline by 4.21% over a 12-month horizon, when compared against the flat rate scenario. Inherent is these estimates is the assumption that transaction and savings account deposit rates would only increase by 25 basis points and that money market deposit account rates would only increase by 75 basis points for each 100 basis point increase in market interest rates. These assumptions are based on Benjamin Franklin Bank’s past experience with the changes in rates paid on these non-maturity deposits coincident with changes in market interest rates.

     The estimated change in net interest income from the flat rate scenario for a 100 basis point decline in the level of interest rates is a decrease of 2.47%, which assumes no decrease in savings and interest-bearing checking rates, and an average decrease in money market rates of only 58 basis points. Effectively, in the declining interest rate scenario, Benjamin Franklin Bank does not reap the full potential benefit of lower rates because its core deposit accounts are either already at their effective floors or reach those floors without giving full effect to the rate decline. This simulation also incorporates the assumption that $29 million of short-term FHLBB borrowings at September 30, 2004 are replaced with longer-term borrowings with maturities ranging from 2 years to 2.75 years in mid-October, 2004. This lengthening of the average maturity of Benjamin Franklin Bank’s borrowings in mid-October, 2004 had the effect of decreasing the liability-sensitivity of the balance sheet. This decreased liability sensitivity, coupled with the fact that Benjamin Franklin Bank’s core deposit accounts reach their effective floors in the simulation analysis without giving full effect to the 100 basis point decline in rates, causes the estimated decline in net interest income of 2.47% when compared to the flat interest rate scenario.

     There are inherent shortcomings in income simulation, given the number and variety of assumptions that must be made in performing the analysis. The assumptions relied upon in making these calculations of interest rate sensitivity include the level of market interest rates, the shape of the yield curve, the degree to which certain assets and liabilities with similar maturities or periods to repricing react to changes in market interest rates, the degree to which non-maturity deposits react to changes in market rates, the expected prepayment rates on loans and mortgage-backed securities, the degree to which early withdrawals occur on certificates of deposit and the volume of other deposit flows. As such, although the analysis shown above provides an indication of Benjamin Franklin’s sensitivity to interest rate changes at a point in time, these estimates are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on Benjamin Franklin’s net interest income and will differ from actual results.

     In its management of interest rate risk, Benjamin Franklin also relies on the analysis of its interest rate “gap,” which is the measure of the mismatch between the amount of Benjamin Franklin’s interest-earning assets and interest-bearing liabilities that mature or reprice within specified timeframes. An asset-sensitive position (positive gap) exists when there are more rate-sensitive assets than rate-sensitive liabilities maturing or repricing within a particular time horizon, and generally signifies a favorable effect on net interest income during periods of rising interest rates and a negative effect during periods of falling interest rates. Conversely, a liability-sensitive position (negative gap) would generally indicate a negative effect on net interest income during periods of rising rates and a positive effect during periods of falling rates.

     The table below shows Benjamin Franklin’s interest sensitivity gap position as of September 30, 2004, indicating the amount of interest-earning assets and interest-bearing liabilities that are anticipated to mature or reprice in each of the future time periods shown. Generally, these assets and liabilities are shown in the table based on the earlier of the time remaining to repricing or contractual maturity. However, residential mortgage loans and mortgage-backed securities have been presented in a manner that also incorporates the estimated effects of prepayment assumptions. Interest-bearing checking, savings and money market deposit accounts are assumed to have annual rates of withdrawal (decay rates) of 12.7%, 46.1% and 47.7%, respectively.

			More than	More than	More than
		More than	two years	three years	four years
	Up to	one year to	to three	to four	to five	More than
	one year	two years	years	years	years	five years	Total
			(Dollars in thousands)
Interest-earning assets:
Loans	$124,891	$61,882	$73,424	$31,222	$41,131	$44,442	$376,992
Investment securities	26,729	30,643	10,752	4,978	4,396	26,276	103,774
Short-term investments	6,831	—	—	—	—	—	6,831

Total interest-earning assets	158,451	92,525	84,176	36,200	45,527	70,718	487,597

Interest-bearing liabilities:
Savings deposits	46,007	24,798	13,366	7,205	3,883	4,540	99,799
Money market	25,944	13,569	7,096	3,712	1,941	2,128	54,390
NOW accounts	3,198	2,792	2,437	2,128	1,857	12,767	25,179
Certificates of deposits	95,097	27,129	6,687	4,660	16	—	133,589
Short-term borrowings	29,000	—	—	—	—	—	29,000
Long-term debt	—	—	10,000	—	6,000	39,000	55,000

Total interest-bearing liabilities	199,246	68,288	39,586	17,705	13,697	58,435	396,957

Interest rate sensitivity gap	$(40,795)	$24,237	$44,590	$18,495	$31,830	$12,283	$90,640

Interest rate sensitivity gap as a % of total assets	(7.88%)	4.68%	8.61%	3.57%	6.15%	2.37%
Cumulative interest rate sensitivity gap	(40,795)	(16,558)	28,032	46,527	78,357	90,640

Cumulative interest rate sensitivity gap as a % of total assets	(7.88%)	(3.20%)	5.41%	8.98%	15.13%	17.50%

     Certain factors may serve to limit the usefulness of the measurement of the interest rate gap. For example, interest rates on certain assets and liabilities are discretionary and may change in advance of, or may lag behind, changes in market rates. The gap analysis does not give effect to changes Benjamin Franklin may undertake to mitigate interest rate risk. For example, in mid-October 2004, $29 million of short-term borrowings were replaced with longer-term borrowings with maturities ranging from 2 years to 2.75 years. Had the analysis at September 30,

2004 given effect to this change, Benjamin Franklin’s interest rate sensitivity gap within one year would have been 2.27% of total assets instead of 7.88%. Certain assets, such as adjustable-rate loans, have features that may restrict the magnitude of changes in interest rates both on a short-term basis and over the life of the assets. Further, in the event of changes in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the gap analysis. Lastly, should interest rates increase, the ability of borrowers to service their debt may decrease.

     Liquidity Risk Management. Liquidity risk, or the risk to earnings and capital arising from an organization’s inability to meet its obligations without incurring unacceptable losses, is managed by Benjamin Franklin’s Treasurer, who monitors on a daily basis the adequacy of Benjamin Franklin’s liquidity position. Oversight is provided by the Asset/Liability Committee, which reviews Benjamin Franklin’s liquidity on a weekly basis, and by the Board of Directors, which reviews the adequacy of Benjamin Franklin’s liquidity resources on a monthly basis.

     Benjamin Franklin’s primary sources of funds are from deposits, amortization of loans, loan prepayments and the maturity of loans, mortgage-backed securities and other investments, and other funds provided by operations. While scheduled payments from amortization of loans and mortgage-backed securities and maturing loans and investment securities are relatively predictable sources of funds, deposit flows and loan prepayments can be greatly influenced by general interest rates, economic conditions and competition. Benjamin Franklin maintains excess funds in cash and short-term interest-bearing assets that provide additional liquidity. At September 30, 2004, cash and due from banks, short-term investments and debt securities maturing within one year totaled $31.8 million or 6.1% of total assets.

     Benjamin Franklin also relies on outside borrowings from the Federal Home Loan Bank of Boston, as an additional funding source. In the first nine months of 2004, Benjamin Franklin has expanded its use of Federal Home Loan Bank of Boston borrowings to fund growth in the loan portfolio and to assist in the management of its interest rate risk. Since December 31, 2003, Benjamin Franklin has increased Federal Home Loan Bank of Boston borrowings by $39 million to a total of $75 million outstanding as of September 30, 2004. On that date, Benjamin Franklin had the ability to borrow an additional $79.1 million from the Federal Home Loan Bank of Boston.

     Benjamin Franklin uses its liquidity to fund existing and future loan commitments, to fund maturing certificates of deposit and borrowings, to fund other deposit withdrawals, to invest in other interest-earning assets and to meet operating expenses. Benjamin Franklin anticipates that it will continue to have sufficient funds and alternative funding sources to meet its current commitments.

     With the recent growth in Benjamin Franklin’s balance sheet, some of its cash flow characteristics and patterns have changed. Refer to the Consolidated Statements of Cash Flows on pages F-7 and F-8 of this proxy statement/prospectus. Specifically, in the nine months ended September 30, 2004, cash provided by financing activities increased by $40.8 million, or 232.2%, to $58.3 million from $17.5 million in the nine months ended September 30, 2003. This increase, consisting primarily of additional borrowings from the FHLBB, occurred in order to fund growth in Benjamin Franklin’s assets, as seen by a $43.0 million increase in cash used by investing activities, and in particular to fund an increase residential mortgage loans outstanding.

     Upon the consummation of the stock conversion and merger with Chart Bank, Benjamin Franklin Bancorp expects to have liquidity in excess of 20% of total assets. Tangible capital as a percentage of total assets is expected to range between 6.76% at the minimum of the offering range and 9.18% at the maximum, as adjusted, of the offering range. See “Comparison of Independent Valuation and Pro Forma Financial Information With and Without the Foundation” on page [#]. As noted in “Summary—

Benjamin Franklin Bancorp’s Business Strategy” on page [#], Benjamin Franklin Bancorp intends to grow its loan assets further after the stock conversion and merger with Chart Bank. The cash flow required to fund those potential increases in loans will likely be provided primarily by increases in deposits, as Benjamin Franklin Bancorp implements its strategy to expand its franchise geographically and to increase its deposit market share in the areas served by Benjamin Franklin and Chart Bank at present. To the extent that cash flow provided by Benjamin Franklin Bank’s deposit-gathering efforts does not completely fund increases in assets, Benjamin Franklin Bancorp will likely borrow funds from the FHLBB to provide the necessary cash flow. The capital necessary to support future growth in assets is anticipated to be provided by our capital resources in hand following the conversion and merger, augmented over time by increases from net income, net of dividends paid, if any.

     Contractual Obligations. The following tables present information indicating various contractual obligations and commitments of Benjamin Franklin as of the dates indicated and the respective maturity dates:

	September 30, 2004
			More than	More than
			One Year	Three
		One	through	Years	Over
		Year or	Three	Through	Five
	Total	Less	Years	Five Years	Years
	(Dollars in thousands)
Federal Home Loan Bank of Boston Advances (1)	$75,000	$29,000	$10,000	$6,000	$30,000
Subordinated debt	9,000	—	—	—	9,000
Other (2)	4,557	1,153	2,216	1,188	—

Total contractual obligations	$88,557	$30,153	$12,216	$7,188	$39,000

(1)	Secured under a blanket security agreement on qualifying assets, principally 1-4 Family Residential mortgage loans. Advances shown with a maturity of greater than three years may be called by the Federal Home Loan Bank of Boston during the period remaining to maturity.

(2)	Represents contracts for technology services and employee compensation.

	December 31, 2003
			More than	More than
			One Year	Three
		One	through	Years	Over
		Year or	Three	Through	Five
	Total	Less	Years	Five Years	Years
	(Dollars in thousands)
Federal Home Loan Bank of Boston Advances (1)	$36,000	$—	$—	$—	$36,000
Subordinated debt	9,000	—	—	—	9,000
Other (2)	5,160	1,136	2,229	1,599	196

Total contractual obligations	$50,160	$1,136	$2,229	$1,599	$45,196

(1)	Secured under a blanket security agreement on qualifying assets, principally 1-4 Family Residential mortgage loans. These advances may be called by the Federal Home Loan Bank of Boston during the period remaining to maturity.

(2)	Represents contracts for technology services and employee compensation.

     Loan Commitments. The following tables present certain information about Benjamin Franklin Bank’s loan commitments outstanding as of the dates indicated:

	September 30, 2004
			More than	More than
			One Year	Three
		One	through	Years	Over
		Year or	Three	through	Five
	Total	Less	Years	Five Years	Years
	(Dollars in thousands)
Commitments to grant loans (1)	$7,055	$7,055	$—	$—	$—
Commercial loan lines-of-credit	3,412	3,412	—	—	—
Unused portion of home equity loans (2)	28,839	—	—	—	28,839
Unused portion of construction loans (3)	11,483	10,083	1,400	—	—
Unused portion of personal lines-of-credit(4)	2,158	—	—	—	2,158

Total loan commitments	$52,947	$20,550	$1,400	$—	$30,997

	December 31, 2003
			More than	More than
			One Year	Three
		One	through	Years	Over
		Year or	Three	through	Five
	Total	Less	Years	Five Years	Years
	(Dollars in thousands)
Commitments to grant loans(1)	$11,567	$11,567	$—	$—	$—
Commitments to purchase real estate loans	2,953	2,953	—	—	—
Commercial loan lines-of-credit	3,717	3,717	—	—	—
Unused portion of home equity loans (2)	24,812	0	—	—	24,812
Unused portion of construction loans (3)	10,264	8,065	2,199	—	—
Unused portion of personal lines-of-credit(4)	2,200	0	—	—	2,200

Total loan commitments	$55,513	$26,302	$2,199	$—	$27,012

General: Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract and generally have fixed expiration date or other termination clauses.

(1)	Commitments for loans are extended to customers for up to 180 days after which they expire.

(2)	Unused portions of home equity loans are available to the borrower for up to 10 years.

(3)	Unused portions of construction loans are available to the borrower for up to two years for development loans and up to one year for other construction loans.

(4)	Unused portion of checking overdraft lines-of-credit are available to customers in “good standing” indefinitely.

     Management of Other Risks. Two additional risk areas that receive significant attention by management and the Board are operational risk and compliance risk. Operational risk is the risk to earnings and capital arising from control deficiencies, problems with information systems, fraud, error or unforeseen catastrophes. Compliance risk is the risk arising from violations of, or nonconformance with, laws, rules, regulations, prescribed practices, internal policies and procedures or ethical standards. Compliance risk can expose the Company to fines, civil money penalties, payment of damages and the voiding of contracts.

     Benjamin Franklin addresses such risks through the establishment of comprehensive policies and procedures with respect to internal control, the management and operation of its information and communication systems, disaster recovery, and compliance with laws, regulations and banking ‘best practice’. Monitoring of the efficacy of such policies and procedures is performed through a combination of Benjamin Franklin’s internal audit program, through periodic internal and third-party compliance reviews, and through the ongoing attention of its managers charged with supervising compliance and operational control. Oversight of these activities is provided by the Risk Management Committee and the Audit and Risk Management Committee of the Board.

Off-Balance-Sheet Arrangements

     Benjamin Franklin Bancorp does not have any off-balance-sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Impact of Inflation and Changing Prices

     The financial statements, accompanying notes, and related financial data of Benjamin Franklin presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollar amounts without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of Benjamin Franklin operations. Most of Benjamin Franklin’s assets and liabilities are monetary in nature, and therefore the impact of interest rates has a greater impact on its performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Impact of Recent Accounting Standards

     In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, “Consolidation of Variable Interest Entities.” (FIN 46) requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or is entitled to receive a majority of the entity’s residual returns, or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. On December 17, 2003, the FASB revised FIN 46 and deferred the effective date of FIN 46 to no later than the end of the first reporting period that ends after March 15, 2004. The adoption of FIN 46 and Interpretation No. 46R did not have a material effect on Benjamin Franklin’s financial statements.

     In April 2003, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 149, “Amendment of Statement 133, Accounting for Derivative Instruments and Hedging Activities,” which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133. This Statement was effective for contracts and hedging relationships entered into or modified after June 30,2003. This Statement did not affect Benjamin Franklin’s consolidated financial statements.

     In March 2004, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 105, “Application of Accounting Principles to Loan Commitments,” which provides guidance regarding loan commitments that are accounted for as derivative instruments. In this SAB, the Securities and Exchange Commission determined that an interest rate lock commitment should generally be valued at zero at inception. The rate locks will continue to be adjusted for changes in value resulting from changes in market interest rates. This SAB did not have any effect on Benjamin Franklin Bancorp’s financial position or results of operations.

     On December 16, 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” which is an amendment of FASB Statement Nos. 123 and 95. SFAS No. 123R changes, among other things, the manner in which share-based compensation, such as stock options, will be accounted for by both public and non-public companies, and will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. For public companies, the cost of employee services received in exchange for equity instruments including options and restricted stock awards generally will be measured at fair value at the grant date. The grant date fair value will be estimated using option-pricing models adjusted for the unique characteristics of those options and instruments, unless observable market prices for the same or similar options are available. The cost will be recognized over the requisite service period, often the vesting period, and will be re-measured subsequently at each reporting date through settlement date. The changes in accounting will replace existing requirements under SFAS No. 123, “Accounting for Stock-Based Compensation,” and will eliminate the ability to account for share-based compensation transactions using APB Opinion No. 25, “Accounting for Stock Issued to Employees,” which does not require companies to expense options if the exercise price is equal to the trading price at the date of grant. The accounting for similar transactions involving parties other than employees or the accounting for employee stock ownership plans that are subject to American Institute of Certified Public Accountants (“AICPA”) Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans,” would remain unchanged.

     On September 30, 2004, the FASB issued FASB Staff Position (“FSP”) Emerging Issues Task Force (“EITF”) Issue No. 03-1-1 delaying the effective date of paragraphs 10-20 of EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which provides guidance for determining the meaning of “other-than-temporarily impaired” and its application to certain debt and equity securities within the scope of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and investments accounted for under the cost method. The guidance requires that investments which have declined in value due to credit concerns or solely due to changes in interest rates must be recorded as other-than-temporarily impaired unless the Bank can assert and demonstrate its intention to hold the security for a period of time sufficient to allow for a recovery of fair value up to or beyond the cost of the investment which might mean maturity. The delay of the effective date of EITF 03-1 will be superseded concurrent with the final issuance of proposed FSP Issue 03-1-a. Proposed FSP Issue 03-1-a is intended to provide implementation guidance with respect to all securities analyzed for impairment under paragraphs 10-20 of EITF 03-1. Management continues to closely monitor and evaluate how the provisions of EITF 03-1 and proposed FSP Issue 03-1-a will affect Benjamin Franklin Bancorp.

MANAGEMENT OF BENJAMIN FRANKLIN BANCORP
AND BENJAMIN FRANKLIN BANK

Directors of Benjamin Franklin Bancorp

     The Board of Benjamin Franklin Bancorp (which is now known as the Board of Trustees but will be renamed the Board of Directors upon the completion of the conversion) currently consists of 11 members, each of whom belongs to one of three classes. Directors serve three-year staggered terms so that only approximately one-third of the Directors will be elected at each annual meeting of stockholders. Upon the completion of the Chart Bank acquisition, six directors from Chart Bank will join the Benjamin Franklin Bancorp Board of Directors: Richard E. Bolton Jr., the President and Chief Executive Officer of Chart Bank, Paul E. Capasso, Jonathan A. Haynes, Daniel F. O’Brien, Donald P. Quinn, and Neil E. Todreas. Such former directors of Chart Bank will be classified evenly, to the extent practicable, into each of the three Board classes. Each of the directors of Benjamin Franklin Bancorp also serves as a director of Benjamin Franklin Bank, and following the completion of the Chart Bank acquisition each of the designated Chart Bank directors named above will also join the Board of Directors of Benjamin Franklin Bank. The following table sets forth the current Directors’ names, ages as of November 15, 2004, the years when they began serving as Directors, and when their current term expires.

		Date
Name (1)	Age	Elected (2)	Term Expires
Dr. Mary Ambler	72	1977	2008
William P. Bissonnette	58	1997	2006
William F. Brady, Jr., D.D.S.	72	1985	2007
John C. Fuller	72	1998	2007
Anne M. King	75	1997	2006
Richard D. Mann	69	1967	2007
John D. Murphy	74	1984	2006
Charles F. Oteri	59	1984	2008
Thomas R. Venables	49	2002	2008
Alfred H. Wahlers	71	1973	2007
Charles Yergatian	76	1980	2006

(1)	In addition to the Directors set forth in this table, six members of Chart Bank’s board of directors will be appointed to the Benjamin Franklin Bancorp Board of Directors upon completion of the Chart Bank acquisition: Richard E. Bolton, Jr., Paul E. Capasso, Jonathan A. Haynes, Daniel F. O’Brien, Donald P. Quinn, and Neil E. Todreas.

(2)	“Date Elected” indicates the date the Director first joined the Board of Trustees or Board of Directors of Benjamin Franklin Bancorp or Benjamin Franklin Bank.

     The principal occupation and business experience for the last five years for each of Benjamin Franklin Bancorp’s Directors is set forth below. All Directors have held their present positions for five years unless otherwise stated.

     Dr. Mary Ambler is a retired physician and a Professor Emeritus of Brown University.

     William P. Bissonnette is a partner in the firm of Little & Bissonnette, CPAs.

     William F. Brady, Jr., D.D.S. is a retired dentist.

     John C. Fuller is retired. He was formerly a Vice President and member of the Board of Directors of the Foxboro Company, a controls and instrumentation company located in Foxboro, Massachusetts.

     Anne M. King, Clerk of Benjamin Franklin Bancorp and Benjamin Franklin Bank, is a retired journalist and currently works part-time in public relations.

     Richard D. Mann is an owner of Buckley & Mann, Inc., a textile manufacturer located in Norfolk, Massachusetts. He also serves as a member of the Board of Trustees of Clark-Cutler-McDermott Co. of Franklin, Massachusetts and of Draper Knitting Co. of Canton, Massachusetts.

     John D. Murphy is self-employed in the field of real estate.

     Charles F. Oteri is the Chief Executive Officer and Funeral Director of Oteri Funeral Home in Franklin, Massachusetts.

     Thomas R. Venables has served as President and Chief Executive Officer of Benjamin Franklin Bancorp and Benjamin Franklin Bank since 2002. Prior to 2002, Mr. Venables co-founded Lighthouse Bank of Waltham, Massachusetts in 1999 and served as its President and Chief Executive Officer. From 1998 to 1999, Mr. Venables was employed as a consultant with Marsh and McLennan Capital, Inc. He was employed by Grove Bank of Newton, Massachusetts from 1974 until it was acquired by Citizens Bank in 1997, serving as its President and Chief Executive Officer for the last 11 years of his tenure.

     Alfred H. Wahlers, is the Chairman of the Board of Benjamin Franklin Bancorp and Benjamin Franklin Bank. Mr. Wahlers is a retired insurance executive.

     Charles Yergatian is a retired residential real estate developer.

     Upon completion of the Chart Bank acquisition, six directors of Chart Bank will be appointed as directors of Benjamin Franklin Bancorp and Benjamin Franklin Bank. The principal occupation and business experience for the last five years for each of these Chart Bank directors is set forth below. All of these individuals have held their present positions for five years unless otherwise stated.

     Richard E. Bolton, Jr. has served as the President and Chief Executive Officer of Chart Bank since 1995. He has served as President of Chart Bank’s subsidiary, CSSI, since 1999. Mr. Bolton is 45 years old.

     Paul E. Capasso is the President of Capasso Realty Corporation located in Newton, Massachusetts, a real estate investment company specializing in apartment and office building ownership. Mr. Capasso is 48 years old.

     Jonathan A. Haynes is the President of Haynes Management, a real estate management firm located in Wellesley Hills, Massachusetts, and President of D.M. Bernardi, a general contracting firm located in Wellesley Hills, Massachusetts. Mr. Haynes is 48 years old.

     Daniel F. O’Brien is a certified public accountant and owner and president of O’Brien, Riley and Ryan, a CPA firm located in Boston. Mr. O’Brien is also the manager of State Street Wealthcare Advisors, LLC, a financial services company and State Street Consulting, LLC, a computer services consulting firm. Mr. O’Brien is also a practicing attorney. Mr. O’Brien is 49 years old.

     Donald P. Quinn is an attorney in private practice in Plymouth, Massachusetts. He was formerly a partner concentrating in commercial business and real estate matters at Goodwin Procter LLP, a law firm located in Boston. Mr. Quinn is 66 years old.

     Neil E. Todreas is a professor of nuclear engineering and a professor of mechanical engineering at Massachusetts Institute of Technology. He also provides consulting services through his company, Energy Technology Associates, Inc. Mr. Todreas is 69 years old.

Meetings of the Board of Directors and Committees

     Benjamin Franklin Bank’s Board of Directors meets on a monthly basis and may hold additional special meetings. During 2004, the Board held twelve regular meetings, one of which was an annual meeting, and five special meetings.

     The Board of Trustees of Benjamin Franklin Bancorp held four regular meetings and eight special meetings during 2004. The Benjamin Franklin Bancorp regular meetings are held immediately before or after the Benjamin Franklin Bank Board meeting scheduled for that month. Following the conversion, the Board of Directors of Benjamin Franklin Bancorp is expected to meet on a monthly basis, or more often as may be necessary.

     The Boards of Directors of Benjamin Franklin Bank and Benjamin Franklin Bancorp currently have three standing Board Committees. Those Board Committees are the Executive Committee, the Audit and Risk Management Committee and the Compensation Committee. In addition, in anticipation of the conversion, the Board of Benjamin Franklin Bancorp will appoint a Governance Committee. Each of the Audit and Risk Management Committee, Compensation Committee and Governance Committee will be comprised solely of independent directors within the meaning of the rules promulgated under the Sarbanes-Oxley Act of 2002 and the Nasdaq listing requirements. The Board of Directors may, by resolution, designate one or more additional committees.

     The following committee descriptions set forth the current members of each of Benjamin Franklin Bancorp’s existing Board committee. However, immediately after completion of the Chart Bank acquisition, each committee will be reconstituted to integrate the six Chart Bank directors who will join the Board such that, to the extent feasible, former Chart Bank directors serve on each committee in the same proportions as they serve on the Board of Directors. This committee reorganization is also likely to result in certain changes in the committee assignments of the current Benjamin Franklin Bancorp Board members.

     The Executive Committee currently consists of Dr. William Brady, Jr., William Bissonnette, Anne King, John Murphy, Thomas Venables, Alfred Wahlers, Charles Yergatian, with Dr. Brady serving as Chair. The Executive Committee meets semi-monthly to review ongoing activities and performance of the Bank. The Committee approves loan originations that exceed certain internal limitations, and reviews other loans originations, the monthly asset/liability report and monthly financial reports. The Executive Committee met twenty-five times during 2004.

     The Audit and Risk Management Committee currently consists of Charles Oteri, Dr. Mary Ambler, John Fuller, Richard Mann, with Mr. Oteri serving as Chair. Each member of the Audit and Risk Management Committee is an independent director as determined in accordance with the Sarbanes-Oxley Act of 2002 and the Nasdaq listing requirements. The Audit and Risk Management Committee, which operates under a charter, oversees the independent auditor relationship, the internal audit, risk management and compliance functions. The Audit and Risk Management Committee met five times during 2004.

     The Compensation Committee currently consists of William Bissonnette, Richard Mann, John Murphy, Charles Oteri and Alfred Wahlers, with Mr. Bissonnette serving as Chair. The Compensation Committee oversees Director and executive officer compensation and certain employee benefit plans.

     The Governance Committee is expected to consist of six directors. The Governance Committee will be responsible for establishing criteria for Directors, making recommendations for the nomination of Directors, overseeing self-assessment evaluations for the Board and its Committees and addressing other governance issues.

Compensation of Directors

     During 2004, members of the Benjamin Franklin Bank Board of Directors received an annual retainer of $4,000 for their service on the Board and $450 for each Board meeting that they attended. The Chairman of the Board and the Clerk each received an additional $1,000 retainer for his or her service in that capacity. During 2004, members of the Executive Committee and the Audit and Risk Management Committee received $450 and $600, respectively, for each committee meeting that they attended, but did not receive a separate retainer, except that the Chairman of each committee and the Clerk of the Executive Committee received a $1,000 annual retainer.

     Upon completion of the conversion, and in recognition of Benjamin Franklin Bank’s increased size and change to public company form, the Board and Committee fees will be adjusted as follows. The annual Board retainer will increase to $10,000 per year, and the per meeting fee for Board of Directors meetings will increase to $500 per meeting attended. The annual retainer for the Chairman of the Board and the Clerk of Benjamin Franklin Bank will increase to $2,000 per year. The Executive Committee’s per meeting fee will also increase to $500, and the Executive Committee Chairman’s annual retainer will increase to $2,000, but the Executive Committee Clerk will no longer receive a retainer. Members of the Audit and Risk Management Committee, Governance Committee and Compensation Committee will not receive per meeting fees, but will receive annual retainers of $8,000, $3,000 and $3,000, respectively. The Chair of each of these three committees will receive an additional annual retainer of $2,000.

     Members of the Board who are employees of Benjamin Franklin Bank or Benjamin Franklin Bancorp do not receive these fees. Generally, Benjamin Franklin Bancorp’s Board of Directors meets immediately prior to or after a Benjamin Franklin Bank Board meeting. In such instances, directors do not receive additional fees for attendance at meetings of Benjamin Franklin Bancorp’s Board. Otherwise, the directors of Benjamin Franklin Bancorp receive the same fees they receive for attendance at a Benjamin Franklin Bank Board meeting.

Executive Officers

     The names, ages as of November 15, 2004, and positions of each of Benjamin Franklin Bancorp’s executive officers, other than Thomas R. Venables, who is included in the description of directors above, are set forth below.

Name (1)	Age	Position
Claire S. Bean	52	Executive Vice President/Chief Financial Officer, Benjamin Franklin Bank; Treasurer and Chief Financial Officer, Benjamin Franklin Bancorp

Stephen F. Banks	52	Executive Vice President/Chief Information Officer, Benjamin Franklin Bank; Vice President, Benjamin Franklin Bancorp

Ronald E. Baron	48	Senior Vice President/Treasurer, Benjamin Franklin Bank

Mariane E. Broadhurst	47	Senior Vice President/Retail Banking, Benjamin Franklin Bank

Rose M. Buckley	37	Senior Vice President/Senior Commercial Lending Officer, Benjamin Franklin Bank

Michael J. Piemonte	50	Senior Vice President/Risk Management and Compliance, Benjamin Franklin Bank

Brian E. Ledwith	36	Vice President/Senior Retail Lending Officer, Benjamin Franklin Bank

Kathleen P. Sawyer	47	Vice President/Human Resources, Benjamin Franklin Bank

(1)	Upon completion of the Chart Bank merger, two officers of Chart Bank, Alfred F. Odoardi and James Golden, are expected to become Benjamin Franklin Bancorp’s executive officers. Their biographies are included below.

     Claire S. Bean has served as Executive Vice President/Chief Financial Officer of Benjamin Franklin Bank since July, 2004. Prior to her employment with Benjamin Franklin Bank, Ms. Bean served as Banking Advisor in the Capital Markets Group of FINCA International, Inc. and later as Regional Director of FINCA for Eastern Europe and NIS. From May 2002 to June 2003, Ms. Bean served as Director of Economic Development in Kyrgyzstan for the Mercy Corps, and from June 2003 to September 2003, she served as Manager of Micro-enterprise and Economic Development for the same organization. In addition, from 1999 to 2001, Ms. Bean served as Chief Operating Officer and Chief Financial Officer of Lighthouse Bank of Waltham, Massachusetts. From 1991 to 1997, Ms. Bean served as Executive Vice President/Treasurer of Grove Bank of Chestnut Hill, Massachusetts.

     Stephen F. Banks has served as Executive Vice President/Chief Information Officer of Benjamin Franklin Bank since January 2001. Mr. Banks joined the Bank in 1996 as Assistant Vice President/ Operations and was promoted to Senior Vice President of Systems/Operations in 1998. Prior to his employment at Benjamin Franklin Bank, Mr. Banks served as a data center manager at Bankline New England from 1995 to 1996 and as Vice President/Senior Operations Officer of Quincy Savings Bank from 1987 to 1995.

     Ronald E. Baron has served as Senior Vice President/Treasurer of Benjamin Franklin Bank since April, 2003. Mr. Baron joined the Bank in June 1997 as Assistant Vice President/Controller. He was promoted to Vice President/Treasurer and Controller in January 2002 and to Senior Vice President in April 2003. Prior to his employment at Benjamin Franklin Bank, Mr. Baron served as Vice President of Finance at Educor, Inc. for three years and was a Credit Specialist at Federal Deposit Insurance Corporation from 1991 to 1994.

     Mariane E. Broadhurst has served as Senior Vice President/Retail Banking of Benjamin Franklin Bank since April, 2003. Ms. Broadhurst joined the Bank in August 1992 as a Branch Manager. She was promoted to Assistant Vice President/Branch Administrator in December 1997 and in April 2002 was promoted to Vice President of Retail Banking. Prior to her employment with Benjamin Franklin Bank,

Ms. Broadhurst was employed as an Assistant Treasurer/Branch Sales Manager of Heritage Bank in Worcester, Massachusetts, beginning in 1988.

     Rose M. Buckley has served as Senior Vice President/Senior Commercial Lending Officer of Benjamin Franklin Bank since April 2003. She joined the Bank in 1984 as a commercial loan officer. She was promoted to Assistant Vice President/Commercial Lending in April 1997 and to Vice President/Commercial Lending in April 1998.

     Michael J. Piemonte has served as Senior Vice President/Risk Management and Compliance of Benjamin Franklin Bank since December, 2003. He joined Benjamin Franklin Bank in March, 1998 as Assistant Vice President/Auditor/Compliance and Loan Review Officer in the Internal Audit Department. He became Assistant Vice President/Compliance Officer in the Compliance Department in July 2001 and became Vice President/Risk Management and Compliance in December 2001.

     Brian E. Ledwith has served as Vice President/Senior Retail Lending Officer of Benjamin Franklin Bank since September, 2004. He joined the Bank in February, 2004 as Vice President/Commercial Lending. Prior to his employment with Benjamin Franklin Bank, Mr. Ledwith served as Vice President/Senior Loan Officer of Medway Cooperative Bank of Medway, Massachusetts. From 2000 to 2002, Mr. Ledwith served as Vice President of Commercial Lending Department of Strata Bank in Franklin, Massachusetts. In addition, from 1998 to April 2000, Mr. Ledwith served as Vice President of Commercial Banking of Rockland Trust in Brockton, Massachusetts.

     Kathleen P. Sawyer has served as Vice President/Human Resources of Benjamin Franklin Bank since April, 2003. Ms. Sawyer served as a Human Resources Officer of Benjamin Franklin Bank from 1996 to 2000, and as Assistant Vice President/Human Resources from 2000 to 2003.

     Upon completion of the Chart Bank acquisition, the following two officers of Chart Bank are expected to become executive officers of Benjamin Franklin Bank.

     Alfred J. Odoardi, has served as Senior Vice President — Commercial Lending and Senior Loan Officer of Chart Bank since August 1995. Upon completion of the Chart Bank acquisition, Mr. Odoardi is expected to become Senior Vice President of Benjamin Franklin Bank and will be responsible for the commercial business loan department that Benjamin Franklin Bank intends to establish following the acquisition. Mr. Odoardi is 55 years old.

     James Golden is Vice President of Chart Bank’s ATM cash management and settlement services subsidiary, CSSI, a position he has held since October 2001. Previously, he served as Chart Bank’s Vice President — Retail Banking, from October 2001 to October 2003, and as a branch manager from August 1997 to January 2000. Mr. Golden has also served Chart Bank as its Compliance Officer since October 1997 and as its Security Officer and CRA Officer since January 1998. Upon completion of the Chart Bank acquisition, Mr. Golden is expected to become a Vice President of Benjamin Franklin Bank and will continue to be responsible for the CSSI ATM cash management and settlement services business. Mr. Golden is 41 years old.

Indemnification and Limitation of Liability

     The By-Laws of Benjamin Franklin Bancorp provide that each director of Benjamin Franklin Bancorp and each officer appointed or elected by the Board of Directors of Benjamin Franklin Bancorp who is serving in the level of vice president or above shall be indemnified by Benjamin Franklin Bancorp to the maximum extent permitted by law against all expenses and other liabilities incurred by such person in connection with any threatened, pending or completed proceeding in which he or she is involved as a result of (i) his or her serving or having served as a director of Benjamin Franklin Bancorp, (ii) his or her serving or having served as an officer of Benjamin Franklin Bancorp, or (iii) while he or she is or was serving as a director or officer of Benjamin Franklin Bancorp, his or her serving or having served in any capacity with respect to any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise at the request or direction of Benjamin Franklin Bancorp. The Board of Directors may, in its discretion, indemnify officers serving below the level of vice president and employees of Benjamin Franklin Bancorp. The articles of organization of Benjamin Franklin Bancorp provide that, to the maximum extent permitted by the Massachusetts Business Corporation Act, no director shall be personally liable to Benjamin Franklin Bancorp or its stockholders for monetary damages for breach of fiduciary duty as a director notwithstanding any provision of law imposing such liability.

Executive Officer Compensation

     The following table sets forth certain information as to the total remuneration paid by Benjamin Franklin Bancorp and Benjamin Franklin Bank during the fiscal years ended December 31, 2004 and 2003 to the President and Chief Executive Officer of Benjamin Franklin Bancorp and Benjamin Franklin Bank and to the five most highly compensated executive officers of Benjamin Franklin Bancorp and Benjamin Franklin Bank other than the President and Chief Executive Officer who served as executive officers during or at the end of 2004 and who received total annual compensation in excess of $100,000. Each of the individuals listed on the table below is referred to as a “named executive officer.”

Summary Compensation Table

	Annual Compensation
Name and Principal Position with
Benjamin Franklin Bancorp and							Other Annual	All Other
Benjamin Franklin Bank	Year	Salary			Bonus (1)		Compensation (2)	Compensation
Thomas R. Venables, President and Chief Executive Officer of Benjamin Franklin Bancorp and Benjamin Franklin Bank	2004 2003	$ $	275,000 250,000		$ $	50,000 50,000		$ $	72,247 89,032	(3)
Stephen F. Banks, Executive Vice President and Chief Information Officer of Benjamin Franklin Bank	2004 2003	$ $	139,300 135,200		$ $	20,000 20,000		$ $	48,370 23,900	(4)
Ronald E. Baron, Senior Vice President and Treasurer of Benjamin Franklin Bank and Treasurer of Benjamin Franklin Bancorp	2004 2003	$ $	100,000 95,000		$ $	4,000 4,750		$ $	6,285 2,777	(5)
Rose M. Buckley, Senior Vice President and Senior Commercial Lending Officer of Benjamin Franklin Bank	2004 2003	$ $	96,300 90,000		$ $	18,000 9,000		$ $	5,778 7,200	(5)
Mariane E. Broadhurst, Senior Vice President/Retail Banking of Benjamin Franklin Bank	2004 2003	$ $	90,000 80,000		$ $	12,600 7,200		$ $	5,400 6,417	(5)
Patrick E. Niro (6)	2004 2003	$ $	247,118 155,000	(7)	$ $	12,500 12,425		$ $	96,586 28,014	(8)

(1)	Represents bonuses earned in 2004 and 2003, but paid in 2005 and 2004, respectively.

(2)	Perquisites and other personal benefits paid to each named executive officer in each instance did not, in the aggregate, equal or exceed the lesser of either $50,000 or 10% of the total annual salary and bonus set forth in the columns entitled “Salary” and “Bonus” for each officer and, accordingly, are omitted from the table as permitted by the rules of the Securities and Exchange Commission.

Footnotes continued on following page

(3)	Includes Benjamin Franklin Bank’s matching contribution of $12,300 under its 401(k) plan and an accrual in connection with Mr. Venables’s salary continuation agreement in the amount of $59,947.

(4)	Includes Benjamin Franklin Bank’s matching contribution of $9,558 under its 401(k) plan and an accrual in connection with Mr. Banks’s supplemental executive retirement plan in the amount of $38,812.

(5)	Represents Benjamin Franklin Bank’s matching contributions under its 401(k) plan.

(6)	Mr. Niro served as Executive Vice President and Senior Retail Lending Officer of Benjamin Franklin Bank and Vice President of Benjamin Franklin Bancorp until his retirement on September 17, 2004.

(7)	In addition to salary in the amount of $139,300, includes payments of $45,909 for consulting services during the period September 17, 2004 through December 31, 2004 and a severance payment of $79,575.

(8)	Includes Benjamin Franklin Bank’s matching contribution of $12,300 under its 401(k) plan and a lump sum payment of $84,286 under Mr. Niro’s salary continuation agreement.

Employment and Change in Control Agreements

     Employment Agreements. In connection with the conversion, Benjamin Franklin Bancorp will enter into employment agreements with its Chief Executive Officer, Mr. Venables, and its two Executive Vice Presidents, Ms. Bean and Mr. Banks. The agreements provide for an annual base salary, subject to increase (which increased amount becomes a floor below which the officer’s base salary may not fall during the term of the agreement), and certain benefits. They also guarantee customary corporate indemnification and errors and omissions insurance coverage throughout the employment term and for six years after termination. The current base salary of each of Mr. Venables, Ms. Bean and Mr. Banks is $315,000, $200,000, and $150,000, respectively.

     The initial term of each agreement is three years, with the term automatically extended by one day for each day that the officer is employed by Benjamin Franklin Bancorp and Benjamin Franklin Bank, although the automatic extensions may be discontinued at any time by Benjamin Franklin Bancorp, Benjamin Franklin Bank or the officer. For a one-year period following termination of the executive’s employment, the executive must adhere to a non-competition restriction and refrain from soliciting employees or certain large commercial loan customers. Such provision is not operative after the occurrence of a change in control of Benjamin Franklin Bancorp.

     In the event the officer’s employment is terminated by Benjamin Franklin Bancorp or Benjamin Franklin Bank for other than “specially-defined cause” or by the officer for “good reason,” each as defined in the agreements, the officer will be entitled to receive a lump sum severance benefit equal to three times the highest yearly compensation paid to the officer in the three fiscal years preceding the termination, plus certain other benefits. These benefits include continuation of disability and medical benefits for three years following termination, an adjustment to the officer’s pension, and acceleration of all vesting of stock awards and options. If the executive’s employment is terminated following a change in control, the non-competition and nonsolicitation provisions described above would not apply.

     Mr. Venables and Ms. Bean would also be entitled to receive an additional tax indemnification payment if payments under the employment agreements or any other payments triggered liability under Section 280G of the Internal Revenue Code as an excise tax constituting “excess parachute payments.” Under applicable law, the excise tax is triggered by change in control-related payments that equal or exceed three times the executive’s average annual compensation over the five calendar years preceding the change in control. The excise tax equals 20.0% of the amount of the payment in excess of one times the executive’s average compensation over the preceding five calendar year period. In the event payments and benefits under Mr. Banks’s employment agreement, together with other payments and benefits he may receive, would constitute an excess parachute payment under Section 280G of the

Internal Revenue Code, such payments would be reduced to an amount necessary to avoid such payments constituting parachute payments.

     Change in Control Agreements. Benjamin Franklin Bancorp will also enter into change in control agreements with six of its senior officers in connection with the conversion. The change in control agreements provide for a lump sum severance payment equal to approximately one times (in the case of Mr. Baron, Mr. Ledwith, Mr. Piemonte and Ms. Sawyer) or two times (in the case of Ms. Broadhurst and Ms. Buckley) the officer’s base salary plus the highest annual bonus paid during the three most recent calendar years and certain other benefits upon termination of the officer’s employment under certain circumstances.

     Pursuant to the terms of the change in control agreements, these severance payments will be triggered if, within two years after a “change in control,” as defined in the agreements, of Benjamin Franklin Bancorp or Benjamin Franklin Bank, the officer’s employment is terminated for any reason other than death, deliberate dishonesty or gross misconduct of the officer with respect to Benjamin Franklin Bancorp or any of its subsidiaries, or conviction of the officer for the commission of a felony. These payments will also be triggered if the officer terminates his or her employment following: (i) a reduction in the officer’s annual base salary; (ii) a relocation of the offices of Benjamin Franklin Bancorp or Benjamin Franklin Bank at which the officer is principally employed by more than a specified number of miles; (iii) a failure of Benjamin Franklin Bancorp or Benjamin Franklin Bank to pay any portion of compensation due to the officer within seven days of the date such compensation is due; (iv) a failure by Benjamin Franklin Bancorp or Benjamin Franklin Bank to continue the officer’s participation in any material compensation, incentive bonus or benefit plan (or in a successor plan) or the failure of a successor in interest to make available its benefits plans to the officer on a basis that is not substantially less favorable than the successor generally affords to its other employees holding similar positions; or (v) a failure of Benjamin Franklin Bancorp or Benjamin Franklin Bank to obtain a satisfactory agreement from any successor to assume and agree to perform the officer’s change in control agreement.

     In addition, if the officer’s employment is terminated for the reasons described above, Benjamin Franklin Bancorp will continue to pay to the officer the disability and medical benefits existing as of and at the level in effect on the date of termination, at no greater cost to the officer than the officer is currently paying, for one year (in the case of Mr. Baron, Mr. Ledwith, Mr. Piemonte and Ms. Sawyer) or two years (in the case of Ms. Broadhurst and Ms. Buckley). In the event payments and benefits under the change in control agreements, together with other payments and benefits the officers may receive, would constitute an excess parachute payment under Section 280G of the Internal Revenue Code, such payments would be reduced to an amount necessary to avoid such payments constituting parachute payments.

Benefit Plans

     Employee Stock Ownership Plan. In anticipation of the conversion, Benjamin Franklin Bank has established an employee stock ownership plan for its employees. Employees who have been credited with at least 1,000 hours of service during a consecutive twelve-month period and who have attained age 21 will be eligible to participate in Benjamin Franklin Bank’s employee stock ownership plan.

     As part of the conversion, the employee stock ownership plan intends to purchase 8.0% of the common stock issued in the offering (including shares issued to the Benjamin Franklin Bank Charitable Foundation). Benjamin Franklin Bank anticipates that the employee stock ownership plan will borrow from Benjamin Franklin Bancorp (or a subsidiary established for that purpose) to fund these purchases. The loan from Benjamin Franklin Bancorp to the employee stock ownership plan will be repaid principally from Benjamin Franklin Bank’s contributions to the employee stock ownership plan over a period of 30 years and the collateral for the loan will be the stock purchased by the employee stock ownership plan. The interest rate for the employee stock ownership plan loan from Benjamin Franklin Bancorp will be fixed and is expected to be at Benjamin Franklin Bank’s prime rate at the date the loan is entered into with the employee stock ownership plan. Benjamin Franklin Bank and Benjamin Franklin Bancorp may, in any plan year, make additional discretionary contributions for the benefit of plan participants in cash, shares of common stock, or other property. The timing, amount and manner of future contributions to the employee stock ownership plan will be affected by various factors, including prevailing regulatory policies, the requirements of applicable laws and regulations and market conditions.

     Shares purchased by the Benjamin Franklin Bank employee stock ownership plan will be held in a suspense account and released for allocation to participants on a pro rata basis as debt service payments are made. Shares released from the employee stock ownership plan will be allocated to each eligible participant’s employee stock ownership plan account based on the ratio of each such participant’s compensation, as defined, to the total compensation of all eligible employee stock ownership plan participants. Forfeitures shall be reallocated among remaining participating employees.

     Upon the completion of two years of service, the account balances of participants within the employee stock ownership plan will become 20.0% vested. The vested percentage of participants’ account balances will thereupon be increased by an additional 20.0% for each additional year of service, until account balances reach 100.0% vesting upon the completion of six years of service. Credit is given for years of service with Benjamin Franklin Saving Bank or any of its affiliates prior to the adoption of the employee stock benefit plan. In the event of a “change in control,” as defined in the employee stock ownership plan, however, participants will become immediately fully vested in their account balances. Participants will also become fully vested in their account balances upon death, disability, retirement, termination of this plan, or the permanent and complete discontinuance of contributions by Benjamin Franklin Bank and any of its affiliates to this plan. Benefits may be payable upon retirement or separation from service.

     It is currently expected that an independent corporate trustee will be appointed by Benjamin Franklin Bank to serve as the trustee of the Benjamin Franklin Bank employee stock ownership plan. Under the terms of the Benjamin Franklin Bank employee stock ownership plan, the trustee must generally vote all allocated shares held in the employee stock ownership plan in accordance with the instructions from the participating employees. Unallocated shares and allocated shares for which no written instructions have been received by the trustee regarding voting will be voted by the trustee in a manner calculated to most accurately reflect the instructions the trustee has received from participants regarding allocated shares, and must be voted in a manner determined by the trustee to be solely in the best interests of the participants and beneficiaries of the plan.

     Generally accepted accounting principles require that any third party borrowing by the Benjamin Franklin Bank employee stock ownership plan be reflected as a liability on Benjamin Franklin Bank’s balance sheet. If the employee stock ownership plan borrows the necessary funds from Benjamin Franklin Bancorp, the loan will not be treated as a liability but instead will be excluded from stockholders’ equity. If the employee stock ownership plan purchases newly issued shares from Benjamin Franklin Bancorp, total stockholders’ equity would neither increase nor decrease, but per share stockholders’ equity and per share net earnings would decrease as the newly issued shares are allocated to the employee stock ownership plan participants.

     Benjamin Franklin Bank’s employee stock ownership plan will be subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended, and the applicable regulations of the Internal Revenue Service and the Department of Labor.

     401(k) Plan. Benjamin Franklin Bank maintains the SBERA 401(k) Plan as adopted by Benjamin Franklin Bank, a tax-qualified plan under Section 401(a) of the Internal Revenue Code with a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. In general, all salaried and hourly employees who are at least age 21 become eligible to make salary reduction contributions in the 401(k) plan and to receive matching contributions from Benjamin Franklin Bank under the 401(k) plan on the first day of the month following the completion of three months of employment with Benjamin Franklin Bank.

     Under the 401(k) plan, participants may elect to have Benjamin Franklin Bank contribute up to 75.0% of their compensation to the 401(k) plan, subject to the dollar limitations imposed by the Internal Revenue Code. Benjamin Franklin Bank currently makes matching contributions to the 401(k) plan equal to 200.0% of the first 3.0% of compensation deferred by a participant. Compensation for purposes of the 401(k) plan generally consists of total taxable income of a participant as reported on Form W-2 with all pre-tax contributions added, but excluding compensation received from the Vacation Buy Back Program. The level of matching contributions under the 401(k) plan may change from time to time.

     Currently, participants in the 401(k) plan may direct the investment of their accounts in several types of investment funds. In connection with the conversion, Benjamin Franklin Bank has amended the 401(k) plan to permit participants in the 401(k) plan to direct the investment of their accounts in common stock of Benjamin Franklin Bancorp, which shares will be held in a newly formed Employer Stock Fund. Investment in the Employer Stock Fund will generally be limited to 20.0% of a participant’s 401(k) account, but a participant may waive this limitation upon signing a certification that he or she understands the risk of Benjamin Franklin Bancorp stock ownership. Participants in the 401(k) plan will be given the opportunity to direct the 401(k) plan trustee to subscribe for shares of Benjamin Franklin Bancorp common stock in the conversion based on their individual subscription priorities, using the funds in the participants’ 401(k) plan accounts.

     Participants are always 100.0% vested in their elective deferrals and related earnings under the 401(k) plan. In addition, participants become fully vested in matching contributions and related earnings when such contributions are deposited. Participants may receive distributions from the 401(k) plan in the form of a single lump payment or installment payments.

     Benefit Restoration Plan. In connection with the conversion, Benjamin Franklin Bank intends to establish the Benefit Restoration Plan, a non-tax-qualified plan that will provide restorative payments to certain executives who are prevented from receiving earned benefits under Benjamin Franklin Bank’s 401(k) plan or employee stock ownership plan because of limitations in the Internal Revenue Code applicable to tax-qualified plans. The initial participants in the benefit restoration plan will be Mr. Venables and Ms. Bean, with the Board of Directors of Benjamin Franklin Bank designating certain management personnel or highly compensated employees as additional participants in the benefit restoration plan from time to time. The Board of Directors of Benjamin Franklin Bank may also limit which benefits such additional participants will receive under the benefit restoration plan.

     Eligible participants will receive a restorative payment equal to the amount of additional benefits the participants would receive under the 401(k) plan if there were no income limitations imposed by the Internal Revenue Code. Eligible participants will also receive a restorative payment in lieu of shares that cannot be allocated to participants under the employee stock ownership plan due to the legal limitations imposed on tax-qualified plans. In addition, eligible participants who “retire” before the repayment in full of the loan to the employee stock ownership plan will receive restorative payments equal to the projected value of shares of Benjamin Franklin Bancorp common stock that would have been allocated to the executive over the remaining term of any loan, as if employment had continued through the full term of the loan, regardless of limitations in the Internal Revenue Code. “Retirement” is defined in the benefit restoration plan as the first to occur of termination of employment at any time following satisfaction of the requirements for early or normal retirement under the employee stock ownership plan (unless otherwise permitted by the Benjamin Franklin Bank Board of Directors), death while employed as a full-time employee, or the occurrence of a “change in control,” regardless of whether the participant continues in the employ of the employer or any successor following the change in control.

     Executive Salary Continuation Agreement and Supplemental Executive Retirement Plan. Each of Mr. Venables and Mr. Banks is also entitled to retirement benefits pursuant to the terms of a Salary Continuation Agreement with Benjamin Franklin Bank and Benjamin Franklin Bancorp (in the case of Mr. Venables) or a Supplemental Executive Retirement Plan with Benjamin Franklin Bank (in the case of Mr. Banks). These benefit arrangements are sometimes referred to as “SERPs.”

     Under the terms of his SERP, Mr. Venables is entitled to an annual retirement benefit at age 65, payable in monthly installments for a period of 20 years, equal to 75.0% of his total compensation for the last full calendar year of employment, but reduced by his annual annuity retirement benefit from Benjamin Franklin Bank’s contributions to his 401(k) plan and his annual social security benefit. Under the terms of his SERP, Mr. Banks is entitled to an annual retirement benefit at age 65, payable in monthly installments for a period of 15 years, equal to 65.0% of the average of his annual compensation during the 36 consecutive calendar months during his last ten years of employment by Benjamin Franklin Bank in which such compensation was the highest, but reduced by the annual amount of benefits payable to him arising from Benjamin Franklin Bank’s contributions to his 401(k) plan, the annual amount of benefits payable to him from any other non-qualified supplemental retirement plan of Benjamin Franklin Bank, the annual amount of benefits payable to him from any qualified defined benefit pension plan of Benjamin Franklin Bank, and one-half of his annual social security benefit. Each of Mr. Venables and Mr. Banks is entitled to a reduced benefit upon retirement prior to age 65 equal to the liability then accrued on Benjamin Franklin Bank’s books for the costs of benefits payable pursuant to the executive’s SERP. Based upon current compensation levels (adjusted for inflation at the rate of 5%) and assuming retirement at age 65, Mr. Venables would be entitled to an annual benefit of $443,832 under his SERP and Mr. Banks would be entitled to an annual benefit of $125,415 under his SERP.

     In connection with the conversion, Benjamin Franklin Bancorp intends to amend Mr. Venables’s and Mr. Banks’s SERPs to include a provision that any amounts payable under these agreements will be reduced by amounts payable to each executive under the employee stock ownership plan and, in the case of Mr. Venables, the benefit restoration plan. Benjamin Franklin Bancorp also intends to amend Mr. Venables’s SERP so that his annual retirement benefit, payable under the SERP, will be reduced by one-half of his annual social security benefit, instead of the full amount of his annual social security benefit. In addition, Benjamin Franklin Bancorp intends to amend Mr. Venables’s and Mr. Bank’s SERPs to comply with a new provision of the Internal Revenue Code, Section 409A, which is effective January 1, 2005, and applies to deferred compensation arrangements. In order to comply with Section 409A, both SERPs will be amended to provide that any payment upon termination of employment, other than in the case of death, shall not be made until at least 6 months after such termination. Also, both SERPs will be amended to remove the potential for Benjamin Franklin Bancorp or Mr. Venables or Mr. Banks to exercise discretion with regard to the timing or form of payment under the SERP. These amendments will not be implemented until the Internal Revenue Service issues further guidance regarding Section 409A, which is expected to be issued in the first half of 2005. In addition, after the IRS issues that further guidance, Benjamin Franklin Bancorp intends to implement an additional salary continuation agreement to provide for supplemental retirement benefits to Ms. Bean, upon terms similar to those of Mr. Banks’s agreement.

     Employee Salary Continuation Plan. Benjamin Franklin Bancorp has established, effective upon completion of the conversion, an employee salary continuation plan, which will provide eligible

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employees with severance pay benefits and other benefits in the event that their employment is terminated within a year after a change in control of Benjamin Franklin Bancorp or Benjamin Franklin Bank. Severance benefits will be equal to the greater of (i) two weeks’ salary for each year or partial year of service, up to a maximum of 52 weeks’ salary, or (ii) the applicable “minimum benefit.” For Senior Vice Presidents or higher, the “minimum benefit” is 52 weeks’ salary, for Vice Presidents, it is 39 weeks’ salary, for Assistant Vice Presidents, it is 26 weeks’ salary, for all other exempt employees, it is 13 weeks’ salary, for all other full-time employees, it is 8 weeks’ salary, and for all part-time employees, it is 6 weeks’ salary. Employees entitled to severance also receive continued employer-paid life and health insurance coverage for the greater of (a) six months or (b) the number of weeks of salary continuation benefits to which the employee is entitled under the plan, as well as professional outplacement and job assistance services. These benefits are also available to employees who resign because they have not been offered a comparable position following a change in control. A “comparable position” is defined as a position which is offered to an employee where (a) there is no reduction in base salary or scheduled hours, and (b) the employee will be principally employed at a location not more than 25 miles from the office where the employee is principally employed immediately prior to the change in control.

     Director Fee Continuation Plan. Benjamin Franklin Bancorp has established, effective upon completion of the conversion, a director fee continuation plan, which provides certain benefits to all eligible non-employee members of the boards of directors of Benjamin Franklin Bank and Benjamin Franklin Bancorp upon retirement. A director is eligible to receive these benefits (provided that the director was not terminated for cause) if the director has served as a director for three years or more with Benjamin Franklin Bank or Benjamin Franklin Bancorp. Service with a corporate predecessor, such as Chart Bank, is not included in determining whether this three-year service requirement has been met.

     A director who has served on the board or as clerk for at least 15 years (10 years for those who have attained age 70) is entitled to receive an annual payment, commencing upon termination of service and payable for five years, equal to the average total yearly fees for services as a director paid by Benjamin Franklin Bancorp or Benjamin Franklin Bank to the director for the three calendar years preceding the year of the director’s retirement. Service with a corporate predecessor, such as Chart Bank, is included in determining the amount of the normal retirement benefit. Eligible directors who retire prior to attaining the full 15 (or 10) years of service are entitled to receive a reduced retirement benefit, based upon the director’s number of years of service, payable annually for five years following termination of service.

     In the event of a “change in control,” as defined in the directors fee continuation plan, if an eligible director’s service is terminated or if the director is not proposed for reelection within three years following the “change in control,” the director is entitled to receive a full normal retirement benefit (as if he had served as a director for 15 years) as a lump sum upon termination of service. An eligible director who becomes disabled prior to age 70 is also entitled to receive the normal retirement benefit, payable in equal installments over five years and commencing upon termination of service. In addition, upon the death of an eligible director prior to termination of service, the director’s beneficiary is entitled to receive a normal retirement benefit, and upon the death of an eligible director after retirement, the director’s beneficiary is entitled to receive the remainder of any benefit payments to which the director is entitled, with each such benefit payable annually and commencing upon the death of the director.

     Stock-Based Incentive Plan. Following the conversion Benjamin Franklin Bancorp intends to implement a stock-based incentive plan that will provide for grants of stock options and restricted stock to directors, officers and employees. The stock-based incentive plan cannot be established sooner than six months after the offering and, if implemented less than one year after the offering, would require the approval of Benjamin Franklin Bancorp’s stockholders by two-thirds of the outstanding shares of Benjamin Franklin Bancorp common stock. If the stock-based incentive plan is implemented more than one year after the offering, the stock-based incentive plan must be approved by a majority of the shares of

Benjamin Franklin Bancorp present and voting. If such plan is adopted less than one year after completion of the offering, the number of options granted and restricted shares awarded under the plan may not exceed 10.0% and 4.0%, respectively, of the total shares issued in the offering, including shares issued to the Benjamin Franklin Bank Charitable Foundation. However, these limitations would not apply if such stock-based incentive plan is implemented one year or more after the completion of the offering. Finally, if adopted within one year, the stock-based incentive plan would be subject to such other limitations as may be imposed by the Massachusetts Commissioner of Banks, including the following requirements:

•	Non-employee directors in the aggregate may not receive more than 30.0% of the options and restricted awards authorized under the plan;

•	Any one non-employee director may not receive more than 5.0% of the options and restricted awards authorized under the plan;

•	Any officer or employee may not receive more than 25.0% of the options and restricted awards authorized under the plan;

•	The options and restricted awards may not vest more rapidly than 20.0% per year, beginning on the first anniversary of stockholder approval of the plan; and

•	Accelerated vesting is not permitted except for death or disability.

     After the first anniversary of the conversion, Benjamin Franklin Bancorp may amend the plan to change or remove these restrictions. If Benjamin Franklin Bancorp adopts a stock-based incentive plan within one year after the conversion, it expects to amend the plan later to remove these restrictions and to provide for accelerated vesting in cases of retirement and change of control. Benjamin Franklin Bancorp may obtain the shares needed for this plan by issuing additional shares or through stock repurchases.

     Benjamin Franklin Bancorp has not decided whether it will implement this plan before or after the one-year anniversary of the conversion.

Transactions with Directors and Executive Officers

     Federal law and regulation generally require that all loans or extensions of credit to directors and executive officers must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with the general public and must not involve more than the normal risk of repayment or present other unfavorable features. However, regulations also permit directors and executive officers to receive the same terms through benefit or compensation plans that are widely available to other employees, as long as the director or executive officer is not given preferential treatment compared to the other participating employees. Pursuant to such a program, loans have been extended to directors and executive officers, which loans are on substantially the same terms as those prevailing at the time for comparable transactions with the general public. These loans do not involve more than the normal risk of repayment or present other unfavorable features.

     The six directors of Chart Bank who will become directors of Benjamin Franklin Bancorp are stockholders of Chart Bank, and in such capacity they have a material interest in the merger agreement between Benjamin Franklin Bancorp and Chart Bank. The following table summarizes the number of shares of Benjamin Franklin Bancorp common stock and amount of cash that each of these directors will receive in the merger in exchange for his shares of Chart Bank common stock and Chart Bank options. The information in the table is based on the number of shares of Chart Bank common stock in which a director has or shares a direct or indirect pecuniary interest as of December 20, 2004, which in some cases is different from the number of shares that the director beneficially owns, and assumes that each director exchanges 55% of his Chart Bank shares for shares of Benjamin Franklin Bancorp common stock and 45% of his Chart Bank shares for cash and that all Chart Bank options are cashed out at the closing rather than being exercised prior to the closing.

Director	Shares	Cash
Richard E. Bolton, Jr.	14,375	$947,625
Paul E. Capasso	35,711	292,207
Jonathan A. Haynes (1)	115,287	943,296
Daniel F. O’Brien	17,250	141,150
Donald P. Quinn (2)	58,863	481,641
Neil E. Todreas	116,273	951,333

(1)	Includes 40,792 shares and $333,770 in which Mr. Haynes’s children have a pecuniary interest.

(2)	Includes 7,120 shares and $58,282 in which Mr. Quinn’s spouse has a pecuniary interest, but with respect to which Mr. Quinn disclaims beneficial ownership.

     See “The Acquisition of Chart Bank and the Merger Agreement—Interests of Chart Bank’s Directors and Officers in the Merger” on page [#] for a description of the payments and waiver agreement and consulting and non-competition agreement Benjamin Franklin Bancorp has entered into with Richard E. Bolton Jr. and the severance agreement between Alfred Odoardi and Chart Bank. Mr. Odoardi is expected to become an executive officer of Benjamin Franklin Bank after completion of the Chart Bank acquisition.

Compensation Committee Interlocks and Insider Participation

     The Board of Trustees of Benjamin Franklin Bancorp established a Compensation Committee in connection with the adoption of various compensation plans and agreements in anticipation of the conversion. The members of the Compensation Committee are William Bissonnette, Richard Mann, John Murphy, Charles Oteri and Alfred Wahlers.

     No person now serving as a member of the Compensation Committee is a current or former officer or employee of Benjamin Franklin Bancorp or Benjamin Franklin Bank or engaged in certain transactions with Benjamin Franklin Bancorp or Benjamin Franklin Bank that are required to be disclosed by Securities and Exchange Commission regulations. Additionally, there are no compensation committee “interlocks,” which generally means that no executive officer of Benjamin Franklin Bancorp or Benjamin Franklin Bank served as a director or member of the compensation committee of another entity, one of whose executive officers serves as a Director or member of the Compensation Committee.

FEDERAL AND STATE TAXATION OF BENJAMIN FRANKLIN BANCORP
AND BENJAMIN FRANKLIN BANK

Federal Taxation

     General. Benjamin Franklin Bancorp and Benjamin Franklin Bank will be subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. Benjamin Franklin Bancorp’s federal income tax returns are not currently under audit and have not been audited during the past five years. The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to Benjamin Franklin Bancorp.

     Bad Debt Reserves. Benjamin Franklin Bank is permitted to establish a reserve for bad debts and to make annual additions to the reserve. These additions can, within specified formula limits, be deducted in connection with the calculation of Benjamin Franklin Bank’s taxable income. Pursuant to the Small Business Protection Act of 1996, savings institutions were required to recapture (over a six year period) of the excess of tax bad debt reserves accumulated after December 31, 1987.

     Taxable Distributions and Recapture. Prior to the Small Business Protection Act of 1996, bad debt reserves created prior to January 1, 1988 were subject to recapture into taxable income should Benjamin Franklin Bank fail to meet certain thrift asset and definitional tests. New federal legislation eliminated these thrift related recapture rules. However, under current law, pre-1988 reserves remain subject to recapture should Benjamin Franklin Bank make certain non-dividend distributions, pay dividends in excess of earnings and profits or cease to maintain a bank charter. At September 30, 2004, Benjamin Franklin Bank’s total federal pre-1988 reserve was $3.1 million. This reserve reflects the cumulative effects of federal tax deductions by Benjamin Franklin Bank for which no federal income tax provision has been made.

     Minimum Tax. The Internal Revenue Code imposes an alternative minimum tax (AMT) at a rate of 20.0% on a base of regular taxable income plus certain tax preferences, (the alternative minimum taxable income or AMTI). The AMT is payable to the extent such AMTI is in excess of an exemption amount and the AMT exceeds the regular income tax. Net operating losses can offset no more than 90.0% of AMTI. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. Benjamin Franklin Bank has not been subject to the alternative minimum tax and has no such amounts available as credits for carryover.

     Net Operating Loss Carryovers. A financial institution may carry back net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years. At September 30, 2004, Benjamin Franklin Bank had no net operating loss carryforwards for federal income tax purposes.

     Capital Loss Carryovers. A financial institution may carry back capital losses to the preceding three taxable years and forward to the succeeding five taxable years. At September 30, 2004, Benjamin Franklin Bank had $6.7 million in capital loss carryforwards for federal income tax purposes which expire on December 31, 2006.

     Corporate Dividends-Received Deduction. Benjamin Franklin Bancorp may exclude from its income 100.0% of dividends received from Benjamin Franklin Bank since they are both members of the same affiliated group of corporations.

State Taxation

     For Massachusetts income tax purposes, a consolidated return cannot be filed. Instead, each entity files separate annual income tax returns. Benjamin Franklin Bancorp’s state tax returns, as well as those of its subsidiaries, are not currently under audit and have not been audited during the past five years.

     In 1995, legislation was enacted to reduce the Massachusetts bank excise (income) tax rate and to allow Massachusetts-based financial institutions to apportion income earned in other states. Further, this legislation expanded the applicability of the tax to non-bank entities and out-of-state financial institutions. The Massachusetts excise tax rate for savings banks is currently 10.5% of federal taxable income, adjusted for certain items. Taxable income includes gross income as defined under the Internal Revenue Code, plus interest from bonds, notes and evidences of indebtedness of any state, including Massachusetts, less deductions, but not the credits, allowable under the provisions of the Internal Revenue

Code, except for those deductions relating to dividends received and income or franchise taxes imposed by a state or political subdivision. Carryforwards and carrybacks of net operating losses are not allowed.

     A financial institution or business corporation is generally entitled to special tax treatment as a “security corporation” under Massachusetts law provided that: (a) its activities are limited to buying, selling, dealing in or holding securities on its own behalf and not as a broker; and (b) it has applied for, and received, classification as a “security corporation” by the Commissioner of the Massachusetts Department of Revenue. A security corporation that is also a bank holding company under the Code must pay a tax equal to 0.33% of its gross income. A security corporation that is not a bank holding company under the Code must pay a tax equal to 1.32% of its gross income. Benjamin Franklin Bancorp is considering whether to seek to qualify as a security corporation. To do so, Benjamin Franklin Bancorp would need to (a) apply for, and receive, security corporation classification by the Massachusetts Department of Revenue; and (b) not conduct any activities deemed impermissible under the governing statutes and the various regulations, directives, letter rulings and administrative pronouncements issued by the Massachusetts Department of Revenue. If Benjamin Franklin Bancorp decides to seek such qualification, it would establish a subsidiary for the purpose of making the loan to the employee stock ownership plan, since making such a loan directly could disqualify it from classification as a security corporation.

REGULATION AND SUPERVISION

General

     Benjamin Franklin Bank is a Massachusetts-chartered stock savings bank and a wholly owned subsidiary of Benjamin Franklin Bancorp. Benjamin Franklin Bank’s deposits are insured up to applicable limits by the FDIC through the Bank Insurance Fund and by the Depositors Insurance Fund of the Deposit Insurance Fund of Massachusetts for amounts in excess of the FDIC insurance limits. Benjamin Franklin Bank is subject to extensive regulation by the Massachusetts Division of Banks, as its chartering agency, and by the FDIC, as its deposit insurer. Benjamin Franklin Bank is required to file reports with, and is periodically examined by, the FDIC and the Massachusetts Division of Banks concerning its activities and financial condition and must obtain regulatory approvals prior to entering into certain transactions, including, but not limited to, mergers with or acquisitions of other savings institutions. Benjamin Franklin Bank is a member of the Federal Home Loan Bank and is subject to certain limited regulation by the Federal Reserve Board.

     Benjamin Franklin Bancorp, as a bank holding company, is subject to regulation by the Federal Reserve Board and is required to file reports with the Federal Reserve Board.

Massachusetts Bank Regulation

     General. As a Massachusetts-chartered savings bank, Benjamin Franklin Bank is subject to supervision, regulation and examination by the Massachusetts Division of Banks and to various Massachusetts statutes and regulations which govern, among other things, investment powers, lending and deposit-taking activities, borrowings, maintenance of surplus and reserve accounts, distribution of earnings and payment of dividends. In addition, Benjamin Franklin Bank is subject to Massachusetts consumer protection and civil rights laws and regulations. The Massachusetts Commissioner of Banks’s approval is required for a Massachusetts bank to establish or close branches, merge with other banks, organize a holding company, issue stock and undertake certain other activities.

     In response to a Massachusetts law enacted in 1996, the Massachusetts Commissioner of Banks adopted rules that generally give Massachusetts banks powers equivalent to those of national banks. The

Commissioner also has adopted procedures reducing regulatory burdens and expense and expediting branching by well-capitalized and well-managed banks.

     Investment Activities. In general, Massachusetts-chartered savings banks may invest in preferred and common stock of any corporation organized under the laws of the United States or any state provided such investments do not involve control of any corporation and do not, in the aggregate, exceed 4.0% of the bank’s deposits. Massachusetts-chartered savings banks may in addition invest an amount equal to 1.0% of their deposits in stocks of Massachusetts corporations or companies with substantial employment in the commonwealth which have pledged to the Massachusetts Commissioner of Banks that such monies will be used for further development within the Commonwealth. See also “Federal Regulation—Investment Activities” on page [#] for federal restrictions on equity investments. At the present time, Benjamin Franklin Bank does not have authority to invest in equity securities.

     Lending Activities. Massachusetts banking laws grant banks broad lending authority. However, with certain limited exceptions, total obligations of one borrower to a stock bank may not exceed 20.0% of the total of the capital stock, surplus account and undivided profits (for banks with capital of at least $500,000) and may not exceed 20.0% of the capital stock or 10.0% of the total of the capital stock, surplus account and undivided profits, whichever is greater (for all other banks).

     Dividends. A Massachusetts stock bank may declare from net profits cash dividends not more frequently than quarterly and non-cash dividends at any time. No dividends may be declared, credited or paid if the bank’s capital stock is impaired. The approval of the Massachusetts Commissioner of Banks is required if the total of all dividends declared in any calendar year exceeds the total of its net profits for that year combined with its retained net profits of the preceding two years. Net profits for this purpose means the remainder of all earnings from current operations plus actual recoveries on loans and investments and other assets after deducting from the total thereof all current operating expenses, actual losses, accrued dividends on preferred stock, if any, and all federal and state taxes.

     Regulatory Enforcement Authority. Any Massachusetts bank that does not operate in accordance with the regulations, policies and directives of the Massachusetts Commissioner of Banks may be subject to sanctions for non-compliance, including seizure of the property and business of the bank and suspension or revocation of its charter. The Massachusetts Commissioner of Banks may under certain circumstances suspend or remove officers or directors who have violated the law, conducted the bank’s business in a manner which is unsafe, unsound or contrary to the depositors’ interests or been negligent in the performance of their duties. In addition, upon finding that a bank has engaged in an unfair or deceptive act or practice, the Massachusetts Commissioner of Banks may issue an order to cease and desist and impose a fine on the bank concerned. Finally, Massachusetts consumer protection and civil rights statutes applicable to Benjamin Franklin Bank permit private individual and class action law suits and provide for the rescission of consumer transactions, including loans, and the recovery of statutory and punitive damages and attorneys’ fees in the case of certain violations or those statutes.

     Insurance Sales. Massachusetts banks may engage in insurance sales activities if the Massachusetts Commissioner of Banks has approved its plan of operation for insurance activities and it obtains a license from the Massachusetts Division of Insurance. A bank may be licensed directly or indirectly through an affiliate or a subsidiary corporation established for this purpose.

     DIF. All Massachusetts-chartered savings banks are required to be members of the Deposit Insurance Fund of the Depositors Insurance Fund of Massachusetts, a corporation that insures savings bank deposits in excess of federal deposit insurance coverage. The DIF is authorized to charge savings banks an annual assessment of up to 1/50th of 1.0% of a savings bank’s deposit balances in excess of amounts insured by the FDIC.

Federal Regulations

     Capital Requirements. Under FDIC regulations, federally insured state-chartered banks that are not members of the Federal Reserve System (“state non-member banks”), such as Benjamin Franklin Bank and Chart Bank, are required to comply with minimum leverage capital requirements. For an institution determined by the FDIC to not be anticipating or experiencing significant growth and to be, in general, a strong banking organization rated composite 1 under the Uniform Financial Institutions Ranking System established by the Federal Financial Institutions Examination Council, the minimum capital leverage requirement is a ratio of Tier 1 capital to total assets of 3.0%. For all other institutions, the minimum leverage capital ratio is not less than 4.0%. Tier 1 capital is the sum of common stockholders’ equity, noncumulative perpetual preferred stock (including any related surplus) and minority investments in certain subsidiaries, less intangible assets (except for certain servicing rights and credit card relationships) and certain other specified items.

     The FDIC regulations require state non-member banks to maintain certain levels of regulatory capital in relation to regulatory risk-weighted assets. The ratio of regulatory capital to regulatory risk-weighted assets is referred to as a bank’s “risk-based capital ratio.” Risk-based capital ratios are determined by allocating assets and specified off-balance sheet items (including recourse obligations, direct credit substitutes and residual interests) to four risk-weighted categories ranging from 0.0% to 100.0%, with higher levels of capital being required for the categories perceived as representing greater risk. For example, under the FDIC’s risk-weighting system, cash and securities backed by the full faith and credit of the U.S. government are given a 0.0% risk weight, loans secured by one- to four-family residential properties generally have a 50.0% risk weight, and commercial loans have a risk weighting of 100.0%.

     State non-member banks must maintain a minimum ratio of total capital to risk-weighted assets of at least 8.0%, of which at least one-half must be Tier 1 capital. Total capital consists of Tier 1 capital plus Tier 2 or supplementary capital items, which include allowances for loan losses in an amount of up to 1.25% of risk-weighted assets, cumulative preferred stock and certain other capital instruments, and a portion of the net unrealized gain on equity securities. The includable amount of Tier 2 capital cannot exceed the amount of the institution’s Tier 1 capital. Banks that engage in specified levels of trading activities are subject to adjustments in their risk based capital calculation to ensure the maintenance of sufficient capital to support market risk.

     The Federal Deposit Insurance Corporation Improvement Act (the “FDICIA”) required each federal banking agency to revise its risk-based capital standards for insured institutions to ensure that those standards take adequate account of interest-rate risk, concentration of credit risk, and the risk of nontraditional activities, as well as to reflect the actual performance and expected risk of loss on multi-family residential loans. The FDIC, along with the other federal banking agencies, has adopted a regulation providing that the agencies will take into account the exposure of a bank’s capital and economic value to changes in interest rate risk in assessing a bank’s capital adequacy. The FDIC also has authority to establish individual minimum capital requirements in appropriate cases upon determination that an institution’s capital level is, or is likely to become, inadequate in light of the particular circumstances.

     As a bank holding company, Benjamin Franklin Bancorp is subject to capital adequacy guidelines for bank holding companies similar to those of the FDIC for state-chartered banks. On a pro forma consolidated basis, after the offering, Benjamin Franklin Bancorp’s pro forma stockholders’ equity will exceed these requirements.

     Standards for Safety and Soundness. As required by statute, the federal banking agencies adopted final regulations and Interagency Guidelines Establishing Standards for Safety and Soundness to

implement safety and soundness standards. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The guidelines address internal controls and information systems, internal audit system, credit underwriting, loan documentation, interest rate exposure, asset growth, asset quality, earnings and compensation, fees and benefits. Most recently, the agencies have established standards for safeguarding customer information. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard.

     Investment Activities. Since the enactment of FDICIA, all state-chartered FDIC insured banks, including savings banks, have generally been limited in their investment activities to principal and equity investments of the type and in the amount authorized for national banks, notwithstanding state law. FDICIA and the FDIC permit exceptions to these limitations. For example, state chartered banks may, with FDIC approval, continue to exercise state authority to invest in common or preferred stocks listed on a national securities exchange or the Nasdaq National Market and in the shares of an investment company registered under the Investment Company Act of 1940, as amended. The maximum permissible investment is 100.0% of Tier 1 Capital, as specified by the FDIC’s regulations, or the maximum amount permitted by Massachusetts law, whichever is less. Chart Bank received grandfathered authority from the FDIC to invest in listed stock and/or registered shares. Benjamin Franklin does not currently have authority to invest in equity securities. Such grandfathered authority may be terminated upon the FDIC’s determination that such investments pose a safety and soundness risk. In addition, the FDIC is authorized to permit such institutions to engage in state authorized activities or investments not permissible for national banks (other than non-subsidiary equity investments) if they meet all applicable capital requirements and it is determined that such activities or investments do not pose a significant risk to the Bank Insurance Fund. The FDIC has adopted revisions to its regulations governing the procedures for institutions seeking approval to engage in such activities or investments. The Gramm-Leach-Bliley Act of 1999 specifies that a nonmember bank may control a subsidiary that engages in activities as principal that would only be permitted for a national bank to conduct in a “financial subsidiary” if a bank meets specified conditions and deducts its investment in the subsidiary for regulatory capital purposes.

     Interstate Banking and Branching. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, or the Interstate Banking Act, permits adequately capitalized bank holding companies to acquire banks in any state subject to specified concentration limits and other conditions. The Interstate Banking Act also authorizes the interstate merger of banks. In addition, among other things, the Interstate Banking Act permits banks to establish new branches on an interstate basis provided that such action is specifically authorized by the law of the host state.

     Prompt Corrective Regulatory Action. Federal law requires, among other things, that federal bank regulatory authorities take “prompt corrective action” with respect to banks that do not meet minimum capital requirements. For these purposes, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized.

     The FDIC has adopted regulations to implement the prompt corrective action legislation. An institution is deemed to be “well capitalized” if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater and a leverage ratio of 5.0% or greater. An institution is “adequately capitalized” if it has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 4.0% or greater, and generally a leverage ratio of 4.0% or greater. An institution is “undercapitalized” if it has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 4.0%, or generally a leverage ratio of less than 4.0%. An institution is deemed to be “significantly undercapitalized” if it has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 3.0%, or a leverage ratio of less than 3.0%. An institution is considered to be “critically undercapitalized” if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2.0%. As of September 30, 2004, Benjamin Franklin Bank and Chart Bank were “well capitalized” institutions.

     “Undercapitalized” banks must adhere to growth, capital distribution (including dividend) and other limitations and are required to submit a capital restoration plan. A bank’s compliance with such a plan is required to be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5.0% of the institution’s total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an “undercapitalized” bank fails to submit an acceptable plan, it is treated as if it is “significantly undercapitalized.” “Significantly undercapitalized” banks must comply with one or more of a number of additional restrictions, including but not limited to an order by the FDIC to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, cease receipt of deposits from correspondent banks or dismiss directors or officers, and restrictions on interest rates paid on deposits, compensation of executive officers and capital distributions by the parent holding company. “Critically undercapitalized” institutions are subject to additional measures including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after it obtains such status.

     Transactions with Affiliates. Transactions between banks and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. In a holding company context, the parent bank holding company and any companies which are controlled by such parent holding company are affiliates of the bank. Generally, Sections 23A and 23B of the Federal Reserve Act (i) limit the extent to which the bank or its subsidiaries may engage in “covered transactions” with any one affiliate to an amount equal to 10.0% of such institution’s capital stock and surplus, and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20.0% of such institution’s capital stock and surplus and (ii) require that all such transactions be on terms substantially the same, or at least as favorable, to the institution or subsidiary as those provided to a non-affiliate. The term “covered transaction” includes the making of loans, purchase of assets, issuance of a guarantee and other similar transactions. In addition, loans or other extensions of credit by the financial institution to the affiliate are required to be collateralized in accordance with the requirements set forth in Section 23A of the Federal Reserve Act.

     The Gramm-Leach-Bliley Act amended several provisions of Sections 23A and 23B of the Federal Reserve Act. The amendments provide that so-called “financial subsidiaries” of banks are treated as affiliates for purposes of sections 23A and 23B of the Federal Reserve Act, but the amendment provides that (i) the 10.0% capital limit on transactions between the bank and such financial subsidiary as an affiliate is not applicable, and (ii) the investment by the bank in the financial subsidiary does not include retained earnings in the financial subsidiary. Certain anti-evasion provisions have been included that relate to the relationship between any financial subsidiary of a bank and sister companies of the bank: (1) any purchase of, or investment in, the securities of a financial subsidiary by any affiliate of the parent bank is considered a purchase or investment by the bank; or (2) if the Federal Reserve Board determines that such treatment is necessary, any loan made by an affiliate of the parent bank to the financial subsidiary is to be considered a loan made by the parent bank.

     Effective April 1, 2003, the Federal Reserve Board adopted Regulation W that deals with the provisions of Sections 23A and 23B. The regulation unifies and updates staff interpretations issued over the years, incorporates several new interpretations and provisions (such as to clarify when transactions with an unrelated third party will be attributed to an affiliate), and addresses new issues arising as a result of the expanded scope of nonbanking activities engaged in by banks and bank holding companies in recent years and authorized for financial holding companies under the Gramm-Leach-Bliley Act.

     In addition, Sections 22(h) and (g) of the Federal Reserve Act place restrictions on loans to executive officers, directors and principal stockholders. Under Section 22(h) of the Federal Reserve Act, loans to a director, an executive officer and to a greater than 10.0% stockholder of a financial institution, and certain affiliated interests of these, may not exceed, together with all other outstanding loans to such person and affiliated interests, the financial institution’s loans to one borrower limit, generally equal to 15.0% of the institution’s unimpaired capital and surplus. Section 22(h) of the Federal Reserve Act also requires that loans to directors, executive officers and principal stockholders be made on terms substantially the same as offered in comparable transactions to other persons and also requires prior board approval for certain loans. In addition, the aggregate amount of extensions of credit by a financial institution to insiders cannot exceed the institution’s unimpaired capital and surplus. Furthermore, Section 22(g) of the Federal Reserve Act places additional restrictions on loans to executive officers.

     Enforcement. The FDIC has extensive enforcement authority over insured state banks, including Benjamin Franklin Bank and Chart Bank. This enforcement authority includes, among other things, the ability to assess civil money penalties, issue cease and desist orders and remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations and unsafe or unsound practices. The FDIC has authority under Federal law to appoint a conservator or receiver for an insured bank under limited circumstances. The FDIC is required, with certain exceptions, to appoint a receiver or conservator for an insured state non-member bank if that bank was “critically undercapitalized” on average during the calendar quarter beginning 270 days after the date on which the institution became “critically undercapitalized.” The FDIC may also appoint itself as conservator or receiver for an insured state non-member institution under specific circumstances on the basis of the institution’s financial condition or upon the occurrence of other events, including: (1) insolvency; (2) substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices; (3) existence of an unsafe or unsound condition to transact business; and (4) insufficient capital, or the incurring of losses that will deplete substantially all of the institution’s capital with no reasonable prospect of replenishment without federal assistance.

     Insurance of Deposit Accounts. The FDIC has adopted a risk-based insurance assessment system. The FDIC assigns an institution to one of three capital categories based on the institution’s financial condition consisting of (1) well capitalized, (2) adequately capitalized or (3) undercapitalized, and one of three supervisory subcategories within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution’s primary federal regulator and information which the FDIC determines to be relevant to the institution’s financial condition and the risk posed to the deposit insurance funds. An institution’s assessment rate depends on the capital category and supervisory category to which it is assigned. Assessment rates for insurance fund deposits currently range from 0 basis points for the strongest institution to 27 basis points for the weakest. Bank Insurance Fund members are also required to assist in the repayment of bonds issued by the Financing Corporation in the late 1980’s to recapitalize the Federal Savings and Loan Insurance Corporation. For the nine months ended September 30, 2004 and 2003, the total FDIC assessment was $45,958 and $45,157, respectively, for Benjamin Franklin Bank, and $19,445 and $18,540, respectively for Chart Bank. The FDIC is authorized to raise the assessment rates. The FDIC has exercised this authority several times in the past and may raise insurance premiums in the future. If such action is taken by the FDIC, it could have an adverse effect on the earnings of Benjamin Franklin Bank.

     The FDIC may terminate insurance of deposits if it finds that the institution is in an unsafe or unsound condition to continue operations, has engaged in unsafe or unsound practices, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. The managements of Benjamin Franklin Bank and Chart Bank do not know of any practice, condition or violation that might lead to termination of deposit insurance.

Federal Reserve System

     The Federal Reserve Board regulations require depository institutions to maintain non-interest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The Federal Reserve Board regulations generally require that reserves be maintained against aggregate transaction accounts as follows: for that portion of transaction accounts aggregating $42.1 million or less (which may be adjusted by the Federal Reserve Board) the reserve requirement is 3.0%; and for amounts greater than $42.1 million, 10.0% (which may be adjusted by the Federal Reserve Board between 8.0% and 14.0%), against that portion of total transaction accounts in excess of $42.1 million. The first $6.0 million of otherwise reservable balances (which may be adjusted by the Federal Reserve Board) are exempted from the reserve requirements. Benjamin Franklin Bank and Chart Bank are in compliance with these requirements.

Federal Home Loan Bank System

     Benjamin Franklin Bank and Chart Bank are members of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. Members of the Federal Home Loan Bank are required to acquire and hold shares of capital stock in the Federal Home Loan Bank in an amount at least equal to 1.0% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, or 1/20 of its advances (borrowings) from the Federal Home Loan Bank, whichever is greater. Benjamin Franklin Bank was in compliance with this requirement with an investment in Federal Home Loan Bank stock at September 30, 2004 of $4.3 million. At September 30, 2004, Benjamin Franklin Bank had $75.0 million in Federal Home Loan Bank advances. Chart Bank was in compliance with this requirement with such an investment at September 30, 2004 of $1.7 million. At September 30, 2004, Chart Bank had $22.0 million in Federal Home Loan Bank advances.

     The Federal Home Loan Banks are required to provide funds for certain purposes including the resolution of insolvent thrifts in the late 1980s and to contributing funds for affordable housing programs. These requirements could reduce the amount of dividends that the Federal Home Loan Banks pay to their members and result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members. If dividends were reduced, or interest on future Federal Home Loan Bank advances increased, a member bank affected by such reduction or increase would likely experience a reduction in its net interest income. Recent legislation has changed the structure of the Federal Home Loan Banks’ funding obligations for insolvent thrifts, revised the capital structure of the Federal Home Loan Banks and implemented entirely voluntary membership for Federal Home Loan Banks. For the nine months ended September 30, 2004 and 2003, cash dividends from the Federal Home Loan Bank to Benjamin Franklin Bank amounted to approximately $87,000 and $72,000, respectively, and to Chart Bank, approximately $22,917 and $24,149. There can be no assurance that such dividends will continue in the future. Further, there can be no assurance that the impact of recent or future legislation on the Federal Home Loan Banks also will not cause a decrease in the value of the Federal Home Loan Bank stock held by Benjamin Franklin Bank and Chart Bank.

Holding Company Regulation

     General. As a bank holding company, Benjamin Franklin Bancorp is subject to comprehensive regulation and regular examinations by the Federal Reserve Board. The Federal Reserve Board also has extensive enforcement authority over bank holding companies, including, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to require that a holding company divest subsidiaries (including its bank subsidiaries). In general, enforcement actions may be initiated for violations of law and regulations and unsafe or unsound practices.

     As a bank holding company, Benjamin Franklin Bancorp must obtain the approval of the Federal Reserve Board before: (i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5.0% of such shares (unless it already owns or controls the majority of such shares); (ii) acquiring all or substantially all of the assets of another bank or bank holding company; or (iii) merging or consolidating with another bank holding company. In addition, Benjamin Franklin Bancorp must obtain the approval of the Massachusetts Board of Bank Incorporation before becoming a “bank holding company” for Massachusetts law purposes. Under Massachusetts law, a bank holding company is generally defined as a company that directly or indirectly owns, controls or holds with power to vote 25.0% of the voting stock of each of two or more banking institutions.

     Under Federal Reserve Board policy, a bank holding company must serve as a source of strength for its subsidiary bank. Under this policy, the Federal Reserve Board may require, and has required in the past, a holding company to contribute additional capital to an undercapitalized subsidiary bank.

     The Banking Holding Company Act also prohibits a bank holding company, with certain exceptions, from acquiring direct or indirect ownership or control of more than 5.0% of the voting shares of any company which is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve Board regulation or order, have been identified as activities closely related to the business of banking or managing or controlling banks. The list of activities permitted by the Federal Reserve Board includes, among other things: (i) operating a savings institution, mortgage company, finance company, credit card company or factoring company; (ii) performing certain data processing operations; (iii) providing certain investment and financial advice; (iv) underwriting and acting as an insurance agent for certain types of credit-related insurance; (v) leasing property on a full-payout, non-operating basis; (vi) selling money orders, travelers’ checks and United States Savings Bonds; (vii) real estate and personal property appraising; (viii) providing tax planning and preparation services; (ix) financing and investing in certain community development activities; and (x) subject to certain limitations, providing securities brokerage services for customers. Benjamin Franklin Bancorp has no present plans to engage in any of these activities.

     Dividends. The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board’s view that a bank holding company should pay cash dividends only to the extent that the holding company’s net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company’s capital needs, asset quality and overall financial condition. The Federal Reserve Board also indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under the prompt corrective action regulations adopted by the Federal Reserve Board, the Federal Reserve Board may prohibit a bank holding company from paying any dividends if the holding company’s bank subsidiary is classified as “undercapitalized.” See “Regulatory Capital Compliance” on page [#].

     Bank holding companies are required to give the Federal Reserve Board prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10.0% or more of the consolidated net worth of the bank holding company. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve Board order or any condition imposed by, or written agreement with, the Federal Reserve Board. This notification requirement does not apply to any company that meets the well-capitalized standard for commercial banks, is “well managed” within the meaning of the Federal Reserve Board regulations and is not subject to any unresolved supervisory issues.

     Financial Modernization. The Gramm-Leach-Bliley Act permits greater affiliation among banks, securities firms, insurance companies, and other companies under a type of financial services company known as a “financial holding company.” A financial holding company essentially is a bank holding company with significantly expanded powers. Financial holding companies are authorized by statute to engage in a number of financial activities previously impermissible for bank holding companies, including securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; and merchant banking activities. The act also permits the Federal Reserve Board and the Treasury Department to authorize additional activities for financial holding companies if they are “financial in nature” or “incidental” to financial activities. A bank holding company may become a financial holding company if each of its subsidiary banks is well capitalized, well managed, and has at least a “satisfactory” Community Reinvestment Act rating. A financial holding company must provide notice to the Federal Reserve Board within 30 days after commencing activities previously determined by statute or by the Federal Reserve Board and Department of the Treasury to be permissible. Benjamin Franklin Bancorp has not submitted notice to the Federal Reserve Board of its intent to be deemed a financial holding company. However, it is not precluded from submitting a notice in the future should it wish to engage in activities only permitted to financial holding companies.

Miscellaneous Regulation

     Community Reinvestment Act. Under the Community Reinvestment Act (CRA), as amended as implemented by FDIC regulations, a bank has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA does require the FDIC, in connection with its examination of a bank, to assess the institution’s record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution, including applications to acquire branches and other financial institutions. The CRA requires the FDIC to provide a written evaluation of an institution’s CRA performance utilizing a four-tiered descriptive rating system. Benjamin Franklin Bank’s latest FDIC CRA rating was “satisfactory.” Chart Bank’s most recent CRA rating was “satisfactory.”

     Massachusetts has its own statutory counterpart to the CRA which is also applicable to Benjamin Franklin Bank and Chart Bank. The Massachusetts version is generally similar to the CRA but utilizes a five-tiered descriptive rating system. Massachusetts law requires the Massachusetts Commissioner of Banks to consider, but not be limited to, a bank’s record of performance under Massachusetts law in considering any application by the bank to establish a branch or other deposit-taking facility, to relocate an office or to merge or consolidate with or acquire the assets and assume the liabilities of any other banking institution. Benjamin Franklin Bank’s most recent rating under Massachusetts law was “high satisfactory” and Chart Bank’s was “satisfactory.”

     Consumer Protection And Fair Lending Regulations. Massachusetts savings banks are subject to a variety of federal and Massachusetts statutes and regulations that are intended to protect consumers and prohibit discrimination in the granting of credit. These statutes and regulations provide for a range of sanctions for non-compliance with their terms, including imposition of administrative fines and remedial orders, and referral to the Attorney General for prosecution of a civil action for actual and punitive damages and injunctive relief. Certain of these statutes authorize private individual and class action lawsuits and the award of actual, statutory and punitive damages and attorneys’ fees for certain types of violations.

BENJAMIN FRANKLIN BANCORP’S POLICY REGARDING DIVIDENDS

     Following completion of the offering, Benjamin Franklin Bancorp’s Board of Directors will have the authority to declare dividends on its common stock, subject to statutory and regulatory requirements. In the future, Benjamin Franklin Bancorp’s Board intends to consider a policy of paying cash or stock dividends on the common stock. However, no decision has been made with respect to whether or when the payment of dividends may occur. The payment of dividends will depend upon a number of factors, including capital requirements, Benjamin Franklin Bancorp’s and Benjamin Franklin Bank’s financial condition and results of operations, tax considerations, statutory and regulatory limitations and general economic conditions. No assurances can be given that any dividends will be paid or that, if paid, will not be reduced or eliminated in the future.

     The only funds available for the payment of dividends on the capital stock of Benjamin Franklin Bancorp will be cash and cash equivalents held by Benjamin Franklin Bancorp, dividends paid by Benjamin Franklin Bank to Benjamin Franklin Bancorp and borrowings. Benjamin Franklin Bank will be prohibited from paying cash dividends to Benjamin Franklin Bancorp to the extent that any such payment would reduce Benjamin Franklin Bank’s capital below required capital levels or would impair the liquidation account to be established for the benefit of Benjamin Franklin Bank’s eligible account holders and supplemental eligible account holders at the time of the conversion. See “The Mutual to Stock Conversion and Related Stock Offering—Certain Effects of the Conversion—Liquidation Rights” on page [#].

     FDIC regulations limit Benjamin Franklin Bank’s ability to pay dividends to Benjamin Franklin Bancorp under certain circumstances. For example, Benjamin Franklin Bank could not pay dividends if it was not in compliance with applicable regulatory capital requirements. In addition, Massachusetts law provides that dividends may not be declared, credited or paid by Benjamin Franklin Bank so long as there is any impairment of capital stock. No dividend may be declared on Benjamin Franklin Bank’s common stock for any period other than for which dividends are declared upon preferred stock, except as authorized by the Massachusetts Commissioner of Banks. The approval of the Commissioner is also required for Benjamin Franklin Bank to declare a dividend, if the total of all dividends declared by it in any calendar year shall exceed the total of its net profits for that year combined with its retained net profits of the preceding two years, less any required transfer to surplus or a fund for the retirement of any preferred stock.

     If Benjamin Franklin Bancorp issues preferred stock, the holders of the preferred stock may have dividend preferences over the holders of common stock.

MARKET FOR THE BENJAMIN FRANKLIN BANCORP COMMON STOCK

     Benjamin Franklin Bancorp has not previously issued common stock, so there is currently no established market for Benjamin Franklin Bancorp’s common stock. Benjamin Franklin Bancorp has applied to have its common stock quoted on the Nasdaq National Market under the symbol “BFBC” after completion of the offering. Ryan Beck & Co., Inc. has advised Benjamin Franklin Bancorp that it intends to make a market in the common stock following the conversion, but is under no obligation to do so. Benjamin Franklin Bancorp will encourage and assist additional market makers to make a market in its common stock.

     The development of an active trading market depends on the existence of willing buyers and sellers, the presence of which is not within Benjamin Franklin Bancorp’s control, or the control of any market maker. The number of active buyers and sellers of the common stock at any particular time may be limited. Under such circumstances, you could have difficulty selling your Benjamin Franklin Bancorp shares on short notice, and, therefore, you should not view the Benjamin Franklin Bancorp common stock as a short-term investment. Benjamin Franklin Bancorp cannot assure you that an active trading market for the Benjamin Franklin Bancorp common stock will develop or that, if it develops, it will continue, nor can Benjamin Franklin Bancorp assure you that if you receive Benjamin Franklin Bancorp shares in the Chart Bank acquisition you will be able to sell those shares at or above $10 per share used in determining the 3.075 exchange ratio. See “Risk Factors—Benjamin Franklin Bancorp Has Never Issued Stock And It Cannot Guarantee That An Active Market Will Develop” on page [#].

THE MUTUAL TO STOCK CONVERSION AND RELATED STOCK OFFERING

General

     Benjamin Franklin Bancorp’s Board of Trustees adopted a plan of conversion on October 28, 2004. Pursuant to the plan, Benjamin Franklin Bancorp will convert from a Massachusetts-chartered bank holding company in mutual form to a Massachusetts-chartered bank holding company in stock form, and will drop “M.H.C.” and add “Inc.” to its name. Benjamin Franklin Bank is now and will continue to be the wholly-owned subsidiary of Benjamin Franklin Bancorp. As part of the conversion, Benjamin Franklin Bancorp is offering between 4,250,000 and 5,750,000 shares of common stock to the public, which offering may be increased to 6,612,500, and is forming a new charitable foundation, to which additional shares of Benjamin Franklin Bancorp common stock will be contributed.

     The plan of conversion provides that Benjamin Franklin Bancorp will offer shares of common stock for sale in the subscription offering to eligible account holders and supplemental eligible account holders of Benjamin Franklin Bank, its tax-qualified employee benefit plans (specifically its employee stock ownership plan) and to officers, directors and employees of Benjamin Franklin Bank who are not eligible or supplemental eligible account holders.

     Subject to the purchase priority rights of these holders of subscription rights, Benjamin Franklin Bancorp may also offer the common stock for sale in a direct community offering to members of the general public, with a preference given to natural persons residing in the following Massachusetts cities and towns: Attleboro, Ashland, Bellingham, Belmont, Blackstone, Brookline, Dover, Franklin, Foxboro, Holliston, Hopedale, Hopkinton, Lexington, Lincoln, Mansfield, Medfield, Medway, Mendon, Milford, Millis, Millville, Needham, Newton, Norfolk, North Attleboro, Northbridge, Norton, Plainville, Sharon, Sherborn, Upton, Uxbridge, Walpole, Waltham, Watertown, Wellesley, Weston and Wrentham. The direct community offering may begin at the same time as, during or after the subscription offering.

     Benjamin Franklin Bancorp may sell any shares of Benjamin Franklin Bancorp common stock that are not sold in the subscription offering or the direct community offering to the general public in a syndicated community offering.

     Benjamin Franklin Bancorp determined the number of shares of common stock to be offered in the offering based upon an independent valuation appraisal of the estimated pro forma market value of the Benjamin Franklin Bancorp common stock, which takes into account the sale of shares in the offering, the contribution of shares to the Benjamin Franklin Bank Charitable Foundation and the anticipated Chart Bank acquisition. All shares of common stock to be sold in the offering will be sold at $10 per share. The independent valuation will be updated and the final number of the shares of common stock to be issued in the offering will be determined at the completion of the offering. See “—Stock Pricing and Number of Shares to be Issued” on page [#] for more information as to the determination of the estimated pro forma market value of the common stock.

Reasons For The Conversion

     The primary reasons for the conversion and related stock offering are:

•	to provide Benjamin Franklin Bancorp with the capital and the form of consideration (stock) necessary to acquire Chart Bank;

•	to facilitate growth through other acquisitions and de novo branching opportunities;

•	to increase Benjamin Franklin Bancorp’s capital base so as to support internal growth through lending in communities it serves;

•	to enhance existing products and services and support the development of new products and services; and

•	to improve Benjamin Franklin Bancorp’s overall competitive position.

     As a stock holding company, Benjamin Franklin Bancorp will have greater flexibility in structuring further mergers and acquisitions, including the form of consideration that Benjamin Franklin Bancorp can use to pay for an acquisition. Benjamin Franklin Bancorp’s current mutual holding company structure limits its ability to offer shares of common stock as consideration for a merger or acquisition since a mutual holding company is required to own a majority of the outstanding shares of common stock of its subsidiary bank. Potential sellers often want stock for at least part of the purchase price. Benjamin Franklin Bancorp’s stock holding company structure will enable Benjamin Franklin Bancorp to offer stock or cash consideration, or a combination thereof, and will therefore enhance its ability to compete with other bidders when acquisition opportunities arise. Except for the agreement to acquire Chart Bank, Benjamin Franklin Bancorp does not have any agreement or understanding as to any specific acquisition.

Certain Effects Of The Conversion

     Continuity. While the conversion is pending, Benjamin Franklin Bank’s normal business of accepting deposits and making loans will continue without interruption. Benjamin Franklin Bank will continue to be subject to regulation by the Massachusetts Commissioner of Banks and the FDIC. After the conversion, Benjamin Franklin Bank will continue to provide existing services to depositors, borrowers and other customers under Benjamin Franklin Bank’s current policies by its present management and staff, as supplemented by Chart Bank personnel.

     The directors and officers of Benjamin Franklin Bank at the time of the conversion will continue to serve as directors and officers of Benjamin Franklin Bank after the conversion, and the trustees and officers of Benjamin Franklin Bancorp at the time of the conversion will continue to serve as directors and officers of Benjamin Franklin Bancorp after the conversion. In each case, upon completion of the

Chart Bank merger, six directors of Chart Bank will become directors of both Benjamin Franklin Bank and Benjamin Franklin Bancorp. See “Management of Benjamin Franklin Bancorp and Benjamin Franklin Bank—Directors of Benjamin Franklin Bancorp” on page [#].

     Liquidation Rights. As required by applicable law, the plan of conversion provides for Benjamin Franklin Bancorp to establish and maintain a liquidation account for the benefit of eligible account holders and supplemental eligible account holders of Benjamin Franklin Bank, in an amount equal to the net worth of Benjamin Franklin Bancorp as set forth in the most recent consolidated statement of financial condition of Benjamin Franklin Bancorp contained in this proxy statement/prospectus. In the unlikely event of a complete liquidation of Benjamin Franklin Bancorp, and only in such event, each eligible account holder and supplemental eligible account holder who continues to maintain such account holder’s deposit account at Benjamin Franklin Bank following the conversion would be entitled to a distribution from the liquidation account prior to any payment to the holders of Benjamin Franklin Bancorp’s capital stock (but following all liquidation payments to creditors, including depositors).

     Each eligible account holder and supplemental eligible account holder would initially have a pro rata interest in the total liquidation account based on the proportion that the aggregate balance of such person’s qualifying deposit accounts in Benjamin Franklin Bank on May 31, 2003 (the eligibility record date) and December 31, 2004 (the supplemental eligibility record date), as applicable, bears to the aggregate balance of all qualifying deposit accounts of all eligible account holders and supplemental eligible account holders on such dates. For this purpose, qualifying deposit accounts include all savings, time, demand, interest bearing demand, money market and passbook savings accounts maintained at Benjamin Franklin Bank (excluding any escrow accounts). The liquidation account will be an off-balance sheet memorandum account that will not be reflected in the published financial statements of Benjamin Franklin Bank or Benjamin Franklin Bancorp.

     If, however, on the last day of any fiscal year of Benjamin Franklin Bancorp commencing after the completion of the conversion, the amount in any Benjamin Franklin Bank deposit account is less than either the amount in such deposit account on May 31, 2003 (with respect to an eligible account holder) or on December 31, 2004 (with respect to a supplemental eligible account holder), or the amount in such deposit account on any previous fiscal year closing date, then the interest in the liquidation account relating to such deposit account would be reduced in an amount proportional to the reduction in such deposit balance, and such interest will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account.

     Neither Benjamin Franklin Bank nor Benjamin Franklin Bancorp will be required to set aside funds for the purpose of establishing the liquidation account, and the creation and maintenance of the liquidation account will not operate to restrict the use or application of any of the net worth accounts of Benjamin Franklin Bank or Benjamin Franklin Bancorp, except that neither Benjamin Franklin Bank nor Benjamin Franklin Bancorp, as the case may be, shall declare or pay a cash dividend on, or repurchase any of, its capital stock if the effect of such a transaction would be to cause its net worth to be reduced below the amount required for the liquidation account.

     Any payments to eligible account holders or supplemental eligible account holders pursuant to liquidation rights would be separate and apart from the payment to them of any insured deposit accounts. Any assets remaining after the above liquidation rights of eligible account holders and supplemental eligible account holders are satisfied would be distributed to the stockholders of Benjamin Franklin Bancorp.

     Benjamin Franklin Bancorp has no plans to liquidate.

Approvals Required for Conversion

     Benjamin Franklin Bancorp’s Board of Trustees and corporators (including a majority of its “independent” corporators) have approved Benjamin Franklin Bancorp’s plan of conversion and the establishment and funding of the Benjamin Franklin Bank Charitable Foundation. The Massachusetts Commissioner of Banks and the Federal Reserve Board have also conditionally approved the plan of conversion; such approvals, however, do not constitute a recommendation or endorsement of the plan of conversion by the Massachusetts Commissioner of Banks or the Federal Reserve Board. The Massachusetts Commissioner of Banks must issue a further approval (based on the final updated appraisal) before Benjamin Franklin Bancorp can consummate the conversion and issue shares of common stock.

The Stock Offering

     Benjamin Franklin Bancorp is offering between 4,250,000 and 5,750,000 shares of common stock (subject to adjustment to up to 6,612,500) pursuant to a prospectus included in a Registration Statement on Form S-1 filed with the Securities and Exchange Commission and the plan of conversion.

     The shares of common stock are being offered for sale at a purchase price of $10 per share in the subscription offering pursuant to subscription rights in the following order of priority to:

•	eligible account holders: each holder of Benjamin Franklin Bank deposit accounts with aggregate balances of $50.00 or more on May 31, 2003;

•	supplemental eligible account holders: each holder of Benjamin Franklin Bank deposit accounts (other than Benjamin Franklin Bancorp officers, directors, trustees, corporators and their associates) with aggregate balances of $50.00 or more on December 31, 2004;

•	Benjamin Franklin Bancorp’s tax qualified employee plans, specifically its employee stock ownership plan; and

•	officers, directors, and employees of Benjamin Franklin Bank who do not have a higher priority right.

     Subject to the prior rights of holders of subscription rights, remaining shares of common stock may be offered in the direct community offering at $10 per share to certain members of the general public, with a preference first given to natural persons residing in the following Massachusetts cities and towns: Attleboro, Ashland, Bellingham, Belmont, Blackstone, Brookline, Dover, Franklin, Foxboro, Holliston, Hopedale, Hopkinton, Lexington, Lincoln, Mansfield, Medfield, Medway, Mendon, Milford, Millis, Millville, Needham, Newton, Norfolk, North Attleboro, Northbridge, Norton, Plainville, Sharon, Sherborn, Upton, Uxbridge, Walpole, Waltham, Watertown, Wellesley, Weston and Wrentham. The direct community offering may begin at the same time as the subscription offering, or after the subscription offering begins. Benjamin Franklin Bancorp also may offer shares of common stock not purchased in the subscription offering or the direct community offering through a syndicated community offering.

Stock Pricing And Number Of Shares To Be Issued

     The plan of conversion and regulations require that the aggregate purchase price of the common stock issued in the offering must be based on the appraised pro forma market value of the common stock, as determined by an independent valuation. Benjamin Franklin Bancorp has retained RP Financial, LC. to make this valuation. For its services in preparing the initial valuation, RP Financial, LC. will receive a fee of $75,000. This amount does not include a fee of $15,000 to be paid to RP Financial, LC. for assistance in the preparation of a business plan. Benjamin Franklin Bancorp has agreed to indemnify RP Financial, LC. and its employees and affiliates against specified losses, including any losses in connection with claims under the federal securities laws, arising out of its services as appraiser, except where RP Financial, LC.’s liability results from its bad faith, willful misconduct or gross negligence.

     The independent valuation states that as of November 26, 2004, the estimated pro forma market value of the shares to be outstanding immediately following the conversion (including the shares to be issued to the Chart Bank stockholders in the acquisition and shares to be issued to the Benjamin Franklin Bank Charitable Foundation), was $69,915,750 at the minimum of the valuation range and $85,515,750 at the maximum of the valuation range, with a midpoint value of $78,015,750. Based on the $10 per share offering price determined by the Board of Trustees of Benjamin Franklin Bancorp, this valuation range equates to total shares outstanding of 6,991,575 at the minimum, 8,551,575 at the maximum and 7,801,575 at the midpoint of the valuation range. Based on this valuation range, the estimated pro forma market value of the shares to be sold in the offering (not including shares issued to the Chart Bank stockholders in the acquisition or the shares issued to the Benjamin Franklin Bank Charitable Foundation) is as follows: $42,500,000 at the minimum and $57,500,000 at the maximum, with a midpoint of $50,000,000. Based on the $10 per share offering price determined by the Board of Trustees, the minimum of the offering range is 4,250,000 shares, the midpoint of the offering range is 5,000,000 shares and the maximum of the offering range is 5,750,000 shares. In addition, Benjamin Franklin Bancorp is contributing to the Benjamin Franklin Bank Charitable Foundation a number of shares of its authorized but unissued common stock in an amount up to 8.0% of the number of shares actually sold in the offering, up to a maximum of 400,000 shares. The contribution of the common stock to the Benjamin Franklin Bank Charitable Foundation will not be considered in determining whether the minimum number of shares of common stock (4,250,000) has been issued in order to complete the offering.

     The Board of Trustees of Benjamin Franklin Bancorp reviewed the independent valuation and, in particular, considered the following:

•	Benjamin Franklin Bancorp’s financial condition and results of operations;

•	Comparison of Benjamin Franklin Bancorp’s financial performance ratios to those of other financial institutions of similar size; and

•	Stock market conditions generally and in particular for financial institutions.

     All of these factors are set forth in the independent valuation. The Board of Trustees also reviewed the methodology and the assumptions used by RP Financial, LC. in preparing the independent valuation and the Board believes that such assumptions were reasonable. The offering range may be amended with the approval of the bank regulators, if required, as a result of subsequent developments in Benjamin Franklin Bancorp’s financial condition or market conditions generally. In the event the independent valuation is updated to amend the pro forma market value of the Benjamin Franklin Bancorp common stock to less than $42.5 million or more than $66.1 million, the appraisal will be filed with the Securities and Exchange Commission by post-effective amendment.

     The independent valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of investing in Benjamin Franklin Bancorp’s common stock. RP Financial, LC. did not independently verify the financial statements and other information that Benjamin Franklin Bancorp provided to them, nor did RP Financial, LC. independently value the assets or liabilities of Benjamin Franklin Bancorp. The independent valuation considers Benjamin Franklin Bancorp as a going concern and should not be considered as an indication of the liquidation value of Benjamin Franklin Bancorp. Moreover, because the valuation is necessarily based upon estimates and projections of a number of matters, all of which may change from time to time, no assurance can be given that persons investing in Benjamin Franklin Bancorp common stock will thereafter be able to sell their shares at prices at or above the $10 price.

     Following commencement of the subscription offering, the maximum of the valuation range may be increased by up to 15.0% to up to $66.1 million, which will result in a corresponding increase of up to 15.0% in the maximum of the offering range to up to 6,612,500 shares, to reflect changes in the market and financial conditions, demand for the shares or regulatory considerations, without resoliciting subscribers. Benjamin Franklin Bancorp will not decrease the minimum of the valuation range and the minimum of the offering range without a resolicitation of subscribers. The subscription price of $10 per share will remain fixed.

     If the update to the independent valuation prior to the completion of the conversion results in an increase in the maximum of the offering range to more than $66.1 million and a corresponding increase in the offering size to more than 6,612,500 shares, or a decrease in the minimum of the offering range to less than $42.5 million and a corresponding decrease in the offering size to fewer than 4,250,000 shares, then, after consulting with the bank regulators, Benjamin Franklin Bancorp may terminate the plan of conversion and cancel deposit account withdrawal authorizations and return by check all funds received promptly with interest at Benjamin Franklin Bank’s applicable passbook savings rate. Alternatively, Benjamin Franklin Bancorp may hold a new offering with a new offering range, extend the offering period and commence a resolicitation of subscribers or take other actions as permitted by the bank regulators in order to complete the conversion and the offering. Any resolicitation would not exceed 45 days unless further extended with the approval of the bank regulators.

     An increase in the number of shares to be issued in the offering would decrease both a subscriber’s ownership interest and Benjamin Franklin Bancorp’s pro forma earnings and stockholders’ equity on a per share basis while increasing pro forma earnings and stockholders’ equity on an aggregate basis. A decrease in the number of shares to be issued in the offering would increase both a subscriber’s ownership interest and Benjamin Franklin Bancorp’s pro forma earnings and stockholders’ equity on a per share basis, while decreasing pro forma earnings and stockholders’ equity on an aggregate basis. For a presentation of the effects of these changes, see “Pro Forma Data” on page [#].

     Copies of the appraisal report of RP Financial, LC. are available for inspection at the main office of Benjamin Franklin Bank and as specified under “Additional Information” on page [#].

Expiration Date of the Offering

     The subscription offering will expire at 10:00 a.m., Massachusetts time, on [date], 2005, unless Benjamin Franklin Bancorp extends this period with the approval of the Massachusetts Commissioner of Banks and, if necessary, the Federal Reserve Board. Benjamin Franklin Bancorp may decide to extend the expiration date of the subscription offering for any reason, whether or not subscriptions have been received for shares at the minimum, midpoint or maximum of the offering range.

Plan Of Distribution And Marketing Arrangements

     Offering materials have been initially distributed through mailings to those eligible to subscribe in the subscription offering. To assist in the marketing of its common stock, Benjamin Franklin Bancorp has retained Ryan Beck & Co., Inc., which is a broker/dealer registered with the National Association of Securities Dealers, Inc. Ryan Beck & Co., Inc. will assist Benjamin Franklin Bancorp in the offering by:

(1)	Acting as Benjamin Franklin Bancorp’s financial advisor for the conversion, providing administrative services and managing the Stock Information Center;

(2)	Targeting Benjamin Franklin Bancorp’s sales efforts, including assisting in the preparation of marketing materials; and

(3)	Soliciting orders for common stock.

     For these services, Ryan Beck & Co., Inc. will receive a marketing fee equal to 1.0% of the dollar amount of common stock sold in the subscription and direct community offerings. No fee will be payable to Ryan Beck & Co., Inc. with respect to shares purchased by officers, directors and employees or their immediate families, the Benjamin Franklin Bank Charitable Foundation, any common stock purchased by Benjamin Franklin Bancorp’s tax-qualified and non-qualified employee benefit plans, or any shares issued to the Chart Bank stockholders as merger consideration. In the event that Ryan Beck & Co., Inc. sells common stock through a group of broker-dealers in a syndicated community offering, it will be paid a fee equal to 1.0% of the dollar amount of total shares sold in the syndicated community offering, which fee along with the fee payable to selected dealers (which may include Ryan Beck & Co., Inc. for the shares it sells) shall not exceed 6.0% in the aggregate. Ryan Beck & Co., Inc. will also be reimbursed for its allocable expenses in an amount not to exceed $25,000 and for its legal fees in an amount not to exceed $75,000.

     Benjamin Franklin Bancorp will indemnify Ryan Beck & Co., Inc. against liabilities and expenses, including legal fees, incurred in connection with certain claims or litigation arising out of or based upon untrue statements or omissions contained in the offering materials for the common stock, including liabilities under the Securities Act of 1933.

     If Benjamin Franklin Bancorp seeks Ryan Beck’s assistance in purchasing shares of common stock on the open market to fund Benjamin Franklin Bancorp’s stock-based incentive plan, Ryan Beck would earn a brokerage commission on those purchases. The amount of such commission would depend on the market price of Benjamin Franklin Bancorp’s stock at the time any such purchases were made, the number of shares purchased through Ryan Beck brokers and the per share brokerage commission, which would be a negotiated amount. Although Benjamin Franklin Bancorp does not have any agreement or arrangement with Ryan Beck to purchase any shares through Ryan Beck’s brokers, it is likely that Benjamin Franklin Bancorp will use Ryan Beck brokers for this purpose if it is able to negotiate competitive terms.

     Some of Benjamin Franklin Bancorp’s Directors and executive officers may participate in the solicitation of offers to purchase common stock. These persons will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the solicitation. Other regular, full-time employees of Benjamin Franklin Bank may assist in the offering, but only in ministerial capacities, and may provide clerical work in effecting a sales transaction. No offers or sales may be made by tellers or at the teller counters. All sales activity will be conducted in a segregated or separately identifiable area of Benjamin Franklin Bancorp’s executive offices apart from the area accessible to the general public.

Tax Consequences Of The Conversion

     Based on certain factual representations and assumptions, which Benjamin Franklin Bancorp believes are consistent with the facts that will exist at the effective time of the conversion, Benjamin Franklin Bancorp’s legal counsel Foley Hoag LLP, has delivered to Benjamin Franklin Bancorp its legal opinion to the effect that the conversion will constitute or be part of a tax-free “reorganization” for federal income tax purposes. As such, neither Benjamin Franklin Bank nor Benjamin Franklin Bancorp will recognize gain or loss as a result of the conversion. An opinion of legal counsel, however, is not binding on the Internal Revenue Service.

Establishment of the Benjamin Franklin Bank Charitable Foundation

     General. In furtherance of its commitment to the communities it serves, Benjamin Franklin Bancorp intends to establish a new charitable foundation, the Benjamin Franklin Bank Charitable Foundation (the “Foundation”), in connection with the conversion. The plan of conversion provides that the Foundation will be established as a non-stock corporation and will be funded with an initial contribution of a number of shares of its authorized but unissued common stock in an amount up to 8.0% of the number of shares actually sold in the offering, up to a maximum of 400,000 shares. The contribution of common stock to the Benjamin Franklin Bank Charitable Foundation will be dilutive to the interests of stockholders and will have an adverse impact on the reported earnings of Benjamin Franklin Bancorp in 2005, the year in which the foundation is established.

     Purpose of the Benjamin Franklin Bank Charitable Foundation. The purpose of the Benjamin Franklin Bank Charitable Foundation is to provide funding to support charitable causes and community development activities in the communities served by Benjamin Franklin Bank, including the communities in which the Chart Bank offices are located. The Benjamin Franklin Bank Charitable Foundation will be dedicated completely to community activities and the promotion of charitable causes, and may be able to support such activities in manners that are not presently available. Benjamin Franklin Bancorp believes that the Benjamin Franklin Bank Charitable Foundation will enable it to assist the communities within its market area in areas beyond community development and lending and will enhance our current activities under the Community Reinvestment Act.

     Benjamin Franklin Bancorp further believes that the funding of the Benjamin Franklin Bank Charitable Foundation with shares of Benjamin Franklin Bancorp common stock will allow its community to share in the potential growth and success of Benjamin Franklin Bank long after the conversion. The Benjamin Franklin Bank Charitable Foundation will accomplish that goal by providing for continued ties between it and Benjamin Franklin Bank, thereby forming a partnership within the communities in which Benjamin Franklin Bank operates and surrounding marketing areas.

     Structure Of The Charitable Foundation. The Benjamin Franklin Bank Charitable Foundation will be incorporated under Massachusetts law as a non-stock, nonprofit corporation. Under its Bylaws, the Benjamin Franklin Bank Charitable Foundation’s Board of Directors will be comprised of individuals that are existing or former directors or officers of Benjamin Franklin Bancorp or Benjamin Franklin Bank. The Articles of Organization of the Benjamin Franklin Bank Charitable Foundation will provide that the corporation is organized exclusively for charitable purposes as set forth in Section 501(c)(3) of the Internal Revenue Code. The Benjamin Franklin Bank Charitable Foundation’s articles of organization will further provide that no part of the net earnings of the charitable foundation will inure to the benefit of, or be distributable to, its directors, officers or members.

     The board of directors of the Benjamin Franklin Bank Charitable Foundation will be responsible for establishing its grant and donation policies, consistent with the purposes for which it was established. As directors of a nonprofit corporation, directors of the Benjamin Franklin Bank Charitable Foundation will at all times be bound by their fiduciary duty to advance the charitable foundation’s charitable goals, to protect its assets and to act in a manner consistent with the charitable purposes for which the charitable foundation is established. The directors of the Benjamin Franklin Bank Charitable Foundation also will be responsible for directing the activities of the charitable foundation, including the management and voting of the shares of common stock of Benjamin Franklin Bancorp held by the charitable foundation. However, as required by regulatory authorities, all shares of common stock held by the Benjamin Franklin Bank Charitable Foundation must be voted in the same ratio as all other shares of the common stock on all proposals considered by stockholders of Benjamin Franklin Bancorp.

     The Benjamin Franklin Bank Charitable Foundation’s place of business will be located at Benjamin Franklin Bancorp’s administrative offices. The board of directors of the Benjamin Franklin Bank Charitable Foundation will appoint such officers and employees as may be necessary to manage its operations. To the extent applicable, Benjamin Franklin Bancorp will comply with the affiliates restrictions set forth in Sections 23A and 23B of the Federal Reserve Act and regulations governing transactions between Benjamin Franklin Bank and the foundation.

     The Benjamin Franklin Bank Charitable Foundation will receive working capital from:

(1)	any dividends that may be paid on Benjamin Franklin Bancorp’s shares of common stock in the future;

(2)	within the limits of applicable federal and state laws, loans collateralized by the shares of common stock; or

(3)	the proceeds of the sale of any of the shares of common stock in the open market from time to time.

     As a private foundation under Section 501(c)(3) of the Internal Revenue Code, the Benjamin Franklin Bank Charitable Foundation will be required to distribute annually in grants or donations a minimum of 5.0% of the average fair market value of its net investment assets. Legislation has been introduced that, if enacted, could have the impact of increasing the charitable foundation’s required annual distribution in grants or donations. One of the conditions imposed on the gift of common stock is that the amount of common stock that may be sold by the Benjamin Franklin Bank Charitable Foundation in any one year shall not exceed 5.0% of the average market value of the assets held by the Benjamin Franklin Bank Charitable Foundation, except where the board of directors of the charitable foundation determines that the failure to sell an amount of common stock greater than such amount would result in a long-term reduction of the value of its assets and/or would otherwise jeopardize its capacity to carry out its charitable purposes.

     Tax Considerations. Benjamin Franklin Bancorp’s tax counsel, Foley Hoag llp, has advised it that an organization created for the above purposes should qualify as a private foundation that is exempt from federal income tax because it is described in Section 501(c)(3) of the Internal Revenue Code. Foley Hoag llp has not, however, rendered any advice on whether the Foundation’s ability to qualify as tax exempt will be affected by the regulatory requirement that all shares of common stock of Benjamin Franklin Bancorp held by the Foundation must be voted in the same ratio as all other outstanding shares of common stock of Benjamin Franklin Bancorp. The Foundation will submit a timely request to the Internal Revenue Service to be recognized as an exempt organization. As long as the Benjamin Franklin Bank Charitable Foundation files its application for tax-exempt status within 15 months from the date of its organization, and the Internal Revenue Service approves the application, the effective date of the Benjamin Franklin Bank Charitable Foundation’s tax exemption will be the date of its organization.

     Benjamin Franklin Bank is authorized by federal law to make charitable contributions. Benjamin Franklin Bancorp believes that the conversion presents a unique opportunity to establish and fund a charitable foundation given the substantial amount of additional capital being raised. In making such a determination, Benjamin Franklin Bancorp considered the dilutive impact to its stockholders of the contribution of shares of common stock to the Benjamin Franklin Bank Charitable Foundation. Benjamin Franklin Bancorp believes that the contribution to the Benjamin Franklin Bank Charitable Foundation in excess of the 10.0% annual limitation on charitable deductions described below is justified given Benjamin Franklin Bank’s capital position and its earnings, the substantial additional capital being raised in the conversion and the potential benefits of the Benjamin Franklin Bank Charitable Foundation to its community. See “Capitalization” on page [#], “Regulatory Capital Compliance” on page [#], and “Comparison of Independent Valuation and Pro Forma Financial Information With and Without the Foundation” on page [#]. The amount of the contribution will not adversely affect Benjamin Franklin Bancorp’s financial condition. Benjamin Franklin Bancorp therefore believes that the amount of the charitable contribution is reasonable given its pro forma capital position, and it does not raise safety and soundness concerns.

     Benjamin Franklin Bancorp has received an opinion from its tax counsel that, subject to the limitations described below, Benjamin Franklin Bancorp’s contribution of its shares of stock to the Benjamin Franklin Bank Charitable Foundation will be deductible for federal income tax purposes in an amount equal to the fair market value of the shares at the time of the contribution. Foley Hoag LLP based its opinion, in part, on factual representations provided by Benjamin Franklin Bancorp, as well as on certain assumptions, including an assumption that the Benjamin Franklin Bank Charitable Foundation will qualify as a tax exempt organization described in Code section 501(c)(3). In any one year Benjamin Franklin Bancorp is limited in the amount it may deduct for its charitable contributions. In particular, in any one year Benjamin Franklin Bancorp may deduct as charitable contributions an aggregate amount equal to no more than 10.0% of its annual taxable income for such year. Benjamin Franklin Bancorp may, however, carry forward for up to five years the value of its charitable contributions for the year that exceed 10.0% of its annual taxable income, and can deduct such excess to the extent permitted in such succeeding years. Benjamin Franklin Bancorp estimates that substantially all of the value of the contribution of the shares to the Foundation should be deductible over this six-year period. However, Benjamin Franklin Bancorp may not have sufficient earnings to be able to use the deduction in full. Benjamin Franklin Bancorp does not expect to make any further contributions to the Foundation within the first five years following the initial contribution, unless such contributions would be deductible under the Internal Revenue Code. Any such decision would be based on an assessment of, among other factors, Benjamin Franklin Bancorp’s financial condition at that time, the interests of its stockholders and depositors, and the financial condition and operations of the foundation.

     Although Benjamin Franklin Bancorp has received an opinion from our tax counsel that it will be entitled to a deduction for a charitable contribution to the Benjamin Franklin Bank Charitable Foundation if it is tax exempt, there can be no assurances that the Internal Revenue Service will recognize the Benjamin Franklin Bank Charitable Foundation as a tax exempt organization, nor can there be assurance that the charitable deduction will be permitted. If the Benjamin Franklin Bank Charitable Foundation does not receive recognition as a tax exempt organization or if the charitable deduction is disallowed, Benjamin Franklin Bancorp’s contribution to the Benjamin Franklin Bank Charitable Foundation might have to be expensed for financial accounting purposes without tax benefit, resulting in a reduction in earnings for financial accounting purposes in the year in which the Internal Revenue Service makes such a determination.

     As a tax exempt organization that is classified as a private foundation, the Benjamin Franklin Bank Charitable Foundation’s income generally will be exempt from federal and state income taxation. Nevertheless, the Benjamin Franklin Bank Charitable Foundation’s investment income, such as interest, dividends and capital gains, will generally be subject to federal income taxation at a rate of 2.0%. After the Foundation’s first year, the rate of this tax on the foundation’s net investment income could be reduced to 1.0% if certain distribution requirements are met. The Foundation will be required to file an annual return with the Internal Revenue Service within four and one-half months after the close of its fiscal year, and to make its annual return available for public inspection. The annual return for a private foundation includes, among other things, an itemized list of all grants made or approved, showing the amount of each grant, the recipient, any relationship between a grant recipient and the foundation’s managers and a concise statement of the purpose of each grant.

Regulatory Requirements Imposed On The Charitable Foundation

     Establishment of the Benjamin Franklin Bank Charitable Foundation is expected to be subject to the following conditions to be agreed to by the Benjamin Franklin Bank Charitable Foundation as a condition to receiving the Massachusetts Commissioner of Banks approval to the conversion:

•	the foundation be dedicated to charitable purposes within certain specified communities, including the communities in which Benjamin Franklin Bank and Chart Bank currently maintain banking offices and certain contiguous communities;

•	the foundation must vote its shares in the same ratio as all other holders of shares;

•	the Massachusetts Division of Banks can examine the foundation;

•	the foundation must comply with all supervisory directives or regulatory bulletins imposed by the Massachusetts Division of Banks;

•	the foundation will operate according to written policies adopted by its board of directors, including a business plan and a conflict of interest policy;

•	the foundation will provide annual reports to the Massachusetts Division of Banks describing the grants made and the grant recipients; and

•	the foundation will not engage in self-dealing and shall comply with all laws necessary to maintain its tax-exempt status under the Internal Revenue Code.

     The Benjamin Franklin Bank Charitable Foundation will also need to comply with the requirement that the establishment and funding of the Benjamin Franklin Bank Charitable Foundation be approved by: (1) a majority vote of Benjamin Franklin Bancorp’s corporators present and voting at a special meeting called for such purpose; and (2) the majority vote of all “independent” corporators (who shall not constitute less than sixty percent (60 percent) of all corporators eligible to vote) present and voting at a special meeting called for such purpose.

     Finally, the Federal Reserve Board required that Benjamin Franklin Bancorp make the following commitments in connection with the Benjamin Franklin Bank Charitable Foundation:

•	The Foundation will be considered an affiliate of Benjamin Franklin Bank for purposes of sections 23A and 23B of the Federal Reserve Act.

•	Benjamin Franklin Bancorp will notify the Federal Reserve Board should its direct or indirect ownership in a company, when aggregated with the ownership position of

Foundation, exceed 5% of the outstanding shares of any class of voting securities of the company.

•	At its organizational meeting, the Benjamin Franklin Bank Charitable Foundation will adopt a resolution requiring prior approval of the Federal Reserve Board for acquisitions of Benjamin Franklin Bancorp stock. The resolution will contain an exception for transactions affecting one or more classes of Benjamin Franklin Bancorp shareholders generally (e.g., stock splits and stock dividends), and also provide that any gifts of Benjamin Franklin Bancorp stock will be promptly sold.

     Consummation of the conversion and the offering of common stock is not conditioned upon corporator or regulatory approval of the charitable foundation. Failure to approve the charitable foundation may, however, materially increase the pro forma market value of Benjamin Franklin Bancorp. See “Comparison of Independent Valuation and Pro Forma Financial Information With and Without the Foundation” on page [#].

HOW BENJAMIN FRANKLIN BANCORP INTENDS TO
USE THE NET PROCEEDS FROM ITS CONVERSION OFFERING

     Benjamin Franklin Bancorp estimates net proceeds from the offering will be between $40.9 million and $55.8 million, or $64.4 million if the offering range is increased by 15.0%. Benjamin Franklin Bancorp intends to use the net proceeds for the cash merger consideration portion of the acquisition of Chart Bank, approximately $21,469,000 assuming that the Chart Bank options are cashed out at the closing rather than being exercised by optionees prior to the closing; and netting out the tax benefit of such option cash out. Benjamin Franklin Bancorp also intends to use the net proceeds for a loan to Benjamin Franklin Bank’s employee stock ownership plan to fund its purchase of shares of common stock in the offering, between $3.7 million and $4.9 million, or $5.6 million if the offering is increased by 15.0%. Of the net proceeds remaining, Benjamin Franklin Bancorp intends to retain at the parent-company level between $10.9 million and $20.8 million of the net proceeds, or $26.6 million if the offering range is increased by 15.0%, and to invest in Benjamin Franklin Bank approximately $4.9 million to $8.6 million of the net proceeds, or $10.7 million if the offering range is increased by 15.0%. Benjamin Franklin Bancorp may use the funds to pay cash dividends, repurchase shares of common stock and for general corporate purposes. Funds invested in Benjamin Franklin Bank will be used to support increased lending and new products and services. Benjamin Franklin Bancorp may also use the net proceeds for future business expansion by establishing new branches or by acquiring branches or other whole banks. Initially, a substantial portion of the net proceeds could be used to pay down certain Federal Home Loan Bank of Boston borrowings, as well as invested in short-term investments, investment-grade debt obligations and mortgage-backed securities.

RESTRICTIONS ON ACQUISITION OF BENJAMIN FRANKLIN BANCORP
AND BENJAMIN FRANKLIN BANK

General

     Benjamin Franklin Bancorp’s articles of organization and by-laws, which will become effective upon completion of the conversion, contain certain provisions relating to corporate governance and rights of stockholders that might discourage future takeover attempts by impeding efforts to acquire Benjamin Franklin Bancorp or stock purchases in furtherance of such an acquisition. Such provisions will also make it more difficult to remove Benjamin Franklin Bancorp’s board and management. Certain state and federal laws and Benjamin Franklin Bank’s employee stock ownership plan could have a similar effect.

     Although the board of directors of Benjamin Franklin Bank and the board of trustees of Benjamin Franklin Bancorp are not aware of any effort that might be made to obtain control of Benjamin Franklin Bancorp following the conversion, the boards believe, as discussed below, that it is appropriate to include certain provisions in the articles of organization and by-laws to protect the interests of Benjamin Franklin Bancorp and its stockholders from takeovers that the board might conclude are not in the best interest of Benjamin Franklin Bank, Benjamin Franklin Bancorp or Benjamin Franklin Bancorp’s stockholders.

     These provisions will also increase protections available to Benjamin Franklin Bancorp against transactions that, although not resulting in an acquisition of a majority of Benjamin Franklin Bancorp’s capital stock, nevertheless may harm Benjamin Franklin Bancorp and its stockholders by disrupting Benjamin Franklin Bank’s operations and management and by causing Benjamin Franklin Bancorp to incur substantial expenses.

     The following is a general summary of the material provisions of Benjamin Franklin Bancorp’s articles and by-laws and of certain provisions of the employee stock ownership plan and certain laws that may have an “anti-takeover” effect. The descriptions are necessarily general and, with respect to provisions contained in the articles and by-laws, reference should be made to the document in question, each of which is part of Benjamin Franklin Bancorp’s application to the Massachusetts Commissioner of Banks and Registration Statement on Form S-1 filed with the Securities and Exchange Commission on December 10, 2004. See “Additional Information” on page [#].

Certain Provisions of Benjamin Franklin Bancorp’s Articles of Organization and By-Laws and the Massachusetts Business Corporation Law

     Directors. The articles of organization and by-laws of Benjamin Franklin Bancorp contain certain provisions that may make it difficult to change majority control of Benjamin Franklin Bancorp’s board of directors. The Massachusetts Business Corporation Act also contains provisions similar to certain of the provisions of the articles of organization, as described below.

     Benjamin Franklin Bancorp’s articles of organization, as well as Section 8.06(b) of the Massachusetts Business Corporation Act, require that Benjamin Franklin Bancorp have three classes of directors elected for three-year staggered terms, so that ordinarily no more than approximately one-third of Benjamin Franklin Bancorp’s directors will stand for election in any one year. Thus, it would take two annual elections to replace a majority of Benjamin Franklin Bancorp’s board. The stockholders do not have cumulative voting rights in the election of directors.

     Benjamin Franklin Bancorp’s articles of organization, as well as Section 8.06(e) of the Massachusetts Business Corporation Act, also provide that any vacancy occurring in the board of directors, including vacancies resulting from an increase in the number of directors, may be filled only by a vote of a majority of the directors (even if such directors do not constitute a quorum). The articles of organization further provide that if, at the time a board vacancy occurs, there is an interested stockholder, the vacancy may be filled only by vote of a majority of the independent directors then in office. Since Section 8.06(e) does not include a similar provision requiring the vote of the independent directors if there is an interested stockholder, this provision of the articles of organization will not be effective unless the board of directors or the stockholders by a two-thirds vote elect to opt out of Section 8.06(b) of the Massachusetts Business Corporation Act. In addition, the by-laws impose certain advance notice and informational requirements on the nomination by stockholders of candidates for election to the board of directors. See “—Stockholder Proposals and Director Nominations” on page [#].

     Finally, Benjamin Franklin Bancorp’s articles of organization, as well as Section 8.06(d) of the Massachusetts Business Corporation Act, provide that directors may be removed only for cause and only by the stockholders. The articles require a two-thirds vote of the stockholders to remove a director, while Section 8.06(d) requires only a majority vote of the stockholders. The majority vote provision contained in Section 8.06(d) will govern (rather than the two-thirds vote provision contained in the articles of organization) unless the board of directors or the stockholders by a two-thirds vote elect to opt out of Section 8.06(b) of the Massachusetts Business Corporation Act.

     The board of directors has not elected to opt out of 8.06(b) of the Massachusetts Business Corporation Act, but it could choose to do so at any time.

     Definitions of “independent director” and “interested stockholder” appear in the last subsection of “Certain Provisions of Benjamin Franklin Bancorp’s Articles of Organization and By-Laws” on page [#].

     Meetings of Stockholders. Benjamin Franklin Bancorp’s articles of organization and by-laws provide that a special meeting of stockholders may be called at any time by the president, a majority of the directors then in office (unless at the time there is an interested stockholder, in which case such call by the board of directors shall also require the affirmative vote of a majority of the independent directors then in office), or by the secretary upon the written request of one or more stockholders who hold at least 80% in interest of the capital stock entitled to vote at such meeting. Only those matters set forth in the call of the special meeting may be considered or acted upon at such meeting, unless otherwise provided by law. With respect to annual meetings of stockholders, the by-laws impose certain advance notice and informational requirements for any business that a stockholder may wish to propose for consideration at such a meeting. See “Certain Provisions of Benjamin Franklin Bancorp’s Articles of Organization and By-Laws—Stockholder Proposals and Director Nominations” on page [#]. The by-laws provide that any action by the stockholders may be taken without a meeting if all stockholders entitled to vote on the matter consent to such action in writing.

     Authorized Stock. Benjamin Franklin Bancorp’s articles of organization authorize the board of directors to issue any of the 75 million shares of Benjamin Franklin Bancorp common stock not issued in the conversion and the merger that are authorized but unissued. The board of directors may, without stockholder approval but subject to certain regulatory approvals, reclassify any unissued shares of common stock into one or more series of preferred stock and designate and issue one or more series of preferred stock, establish the number of shares in each such series, fix and state the voting powers, designations, preferences and the relative or special rights or privileges of the shares of any series so established and the qualifications thereon without further vote or action by the stockholders. In the event of a proposed merger, tender offer or other attempt to gain control of Benjamin Franklin Bancorp that the board of directors does not approve, it might be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that might impede the completion of such a transaction. Benjamin Franklin Bancorp has no present plans or understandings for the issuance of any shares of preferred stock.

     Vote Required to Approve Business Combinations Involving Interested Stockholders. Benjamin Franklin Bancorp’s articles of organization contain a so-called “fair price” provision pursuant to which certain mergers, acquisitions, stock issuances, dispositions of assets, liquidations or recapitalizations (these transactions are referred to as “business combinations”) involving an interested stockholder and Benjamin Franklin Bancorp or any subsidiary would require stockholder approval by the affirmative vote of holders of at least 75.0% of the outstanding shares of Benjamin Franklin Bancorp entitled to vote in elections of directors. The 75.0% vote is not required if the business combination is approved by two-thirds of the independent directors then in office or if certain procedures and price requirements are met. An affirmative vote of the holders of at least 75.0% of the outstanding voting stock is required to amend or repeal, or adopt any provisions inconsistent with, the fair price provision.

     Vote Required for Certain Transactions. Benjamin Franklin Bancorp’s articles of organization further provide that, unless a higher percentage vote is required by law or the fair price provision of the articles, any

•	sale, lease or exchange of all or substantially all of Benjamin Franklin Bancorp’s property or assets, including goodwill, or

•	the merger, share exchange or consolidation of Benjamin Franklin Bancorp with or into any other entity must be approved by an affirmative vote of at least two-thirds of the total votes that may be cast by Benjamin Franklin Bancorp’s stockholders on such a transaction. However, only a majority vote of Benjamin Franklin Bancorp’s stockholders is necessary if the transaction has been recommended to the stockholders for approval by two-thirds of the directors then in office (unless there is an interested stockholder, in which case the recommendation to stockholders must also be approved by the vote of a majority of the independent directors then in office).

     Restrictions on Acquisitions of Securities. Benjamin Franklin Bancorp’s articles of organization provide that, for a period of five years following the date of completion of Benjamin Franklin Bancorp’s conversion from mutual to stock form, no person may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10.0% of the issued and outstanding voting stock of Benjamin Franklin Bancorp. Shares acquired in excess of this limitation will not be entitled to vote or to take other stockholder action or to be counted in determining the total number of outstanding shares for purposes of any matter involving stockholder action, and such shares may be required to be sold through an independent trustee. The foregoing provision of the articles of organization does not apply to:

•	Benjamin Franklin Bancorp or any subsidiary or any pension, profit-sharing, stock bonus or other compensation plan maintained by Benjamin Franklin Bancorp or by a member of a controlled group of corporations or trades or businesses of which Benjamin Franklin Bancorp is a member for the benefit of the employees of Benjamin Franklin Bancorp or any subsidiary, or any trust or custodial arrangement established in connection with any such plan;

•	any offer or acquisition of shares of voting stock that has been approved in advance by an affirmative vote of not less than two-thirds (2/3) of the directors then in office (plus an affirmative vote of two-thirds (2/3) of the independent directors then in office if there is an interested stockholder at the time of the offer or acquisition);

•	any offer with a view toward public resale made exclusively to Benjamin Franklin Bancorp by underwriters or a selling group acting on its behalf; or

•	a corporate reorganization without a change in the respective beneficial ownership interests of Benjamin Franklin Bancorp’s stockholders other than pursuant to the exercise of any dissenters’ appraisal rights.

     Provisions for Amendment of Articles of Organization and By-Laws. The articles of organization provide that, in general, amendment of the articles of organization and the by-laws requires the vote of 75.0% of the votes eligible to be cast by Benjamin Franklin Bancorp’s stockholders or, if two-thirds of the independent directors vote to recommend that the stockholders approve such amendment, the vote of a majority of the votes eligible to be cast by Benjamin Franklin Bancorp’s stockholders. In addition, any provision of the articles of organization that requires a greater than majority vote of stockholders can only be amended by such greater vote. In addition, the directors may amend the by-laws without stockholder approval by a majority vote (plus an affirmative vote of two-thirds of the independent directors if there is an interested stockholder).

     Stockholder Proposals and Director Nominations. Stockholders may submit proposals for inclusion on the agenda of an annual meeting of stockholders, and may submit nominations for election to the board of directors at an annual meeting, only by delivering a notice thereof to the secretary of Benjamin Franklin Bancorp at least 120 days but not more than 150 days in advance of the first anniversary of the date of the proxy statement for the previous year’s annual meeting (for the first annual meeting following the conversion, the deadline is ten days after the day on which notice of the date of the scheduled annual meeting is publicly disclosed).

     The stockholder notice must:

•	state the stockholder’s name, the name of other stockholders who support the proposal or nominee and the class and number of shares owned by them,

•	in the case of a proposal, describe the matter proposed and the reason for considering it at the annual meeting and must set forth any financial interest that the proposing stockholder has in the proposal, and

•	in the case of a nomination, the name, age, business address and residence address, principal occupation or employment of the nominee, the class and number of shares owned by the nominee, and any other information relating to the nominee that is required under the securities laws to be disclosed in solicitations of proxies with respect to nominees for election as directors, including, but not limited to, the written consent of the nominee to serve as a director if elected.

     The board of directors may reject a stockholder’s proposal or nomination if the stockholder does not fully and timely comply with the foregoing notice requirement.

     Purpose and Takeover Defensive Effects of Articles of Organization and By-Laws. The boards of Benjamin Franklin Bancorp and Benjamin Franklin Bank believe that the provisions described above are prudent and will reduce Benjamin Franklin Bancorp’s vulnerability to takeover attempts and to certain other transactions that have not been negotiated with and approved by Benjamin Franklin Bancorp’s board of directors. These provisions will also assist Benjamin Franklin Bancorp and Benjamin Franklin Bank in the orderly deployment of the offering proceeds into productive assets during the initial period after the offering. The boards believe these provisions are in the best interests of Benjamin Franklin Bank, Benjamin Franklin Bancorp and its stockholders. Attempts to acquire control of financial institutions and their holding companies have become increasingly common. Takeover attempts that have not been negotiated with and approved by boards of directors present to stockholders the risk of a takeover on terms that may be less favorable than might otherwise be available. A transaction that is negotiated and approved by the board of directors of Benjamin Franklin Bancorp, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value for Benjamin Franklin Bancorp and its stockholders, with due consideration given to matters such as the management and business of the acquiring corporation and maximum strategic development of Benjamin Franklin Bancorp’s assets.

     An unsolicited takeover proposal can seriously disrupt the business and management of a corporation and cause it great expense. Although a tender offer or other takeover attempt may be made at a price substantially above then-current market prices, such offers are sometimes made for less than all of the outstanding shares of a target company. As a result, stockholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous or retaining their investment in an enterprise that is under different management and the objectives of which may not be similar to those of the remaining stockholders.

     Potential Anti-Takeover Effects. Despite the belief of Benjamin Franklin Bank and Benjamin Franklin Bancorp as to the benefits to stockholders of the provisions described above, these provisions will have the effect of discouraging any takeover attempt that would not be approved either by regulatory policy or by Benjamin Franklin Bancorp’s board of directors but pursuant to which stockholders may receive a substantial premium for their shares over then-current market prices. As a result, stockholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also make it more difficult to remove Benjamin Franklin Bancorp’s board and management. The Boards of Benjamin Franklin Bank and Benjamin Franklin Bancorp, however, have concluded that the potential benefits outweigh the possible disadvantages.

     Definition of “Interested Stockholder” and “Independent Director.” An “interested stockholder” is any person (other than Benjamin Franklin Bancorp, any direct or indirect subsidiary of Benjamin Franklin Bancorp or any employee stock ownership plan formed by Benjamin Franklin Bancorp) who or which:

•	is the beneficial owner, directly or indirectly, of 10.0% or more of the voting power of the outstanding voting stock of Benjamin Franklin Bancorp;

•	is an “affiliate” of Benjamin Franklin Bancorp and at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10.0% or more of the voting power of the then outstanding voting stock of Benjamin Franklin Bancorp; or

•	is an assignee of or has otherwise succeeded to any shares of voting stock of Benjamin Franklin Bancorp that were at any time within the two-year period immediately prior to the date in question beneficially owned by any interested stockholder, if such assignment or succession has occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933 and was not approved by two-thirds (2/3) of the independent directors.

An “independent director” is defined in Benjamin Franklin Bancorp’s articles of organization as any director of Benjamin Franklin Bancorp at any time when there is no interested stockholder and, when there is an interested stockholder, any director who

•	is not, and was not at any time during the two-year period immediately prior to the date in question, an affiliate or associate of an interested stockholder, and

•	is not an employee of Benjamin Franklin Bancorp or any of its affiliates.

Employee Stock Ownership Plan

     Benjamin Franklin Bank’s employee stock ownership plan, which expects to purchase 8.0% of the shares issued in the offering, including shares issued to the Benjamin Franklin Bank Charitable Foundation, contains certain provisions permitting participating employees to direct the voting of shares held in the plan. Such provisions may be considered to have anti-takeover effects. See “Management of

Benjamin Franklin Bancorp and Benjamin Franklin Bank—Benefit Plans—Employee Stock Ownership Plan” on page [#].

Statutory and Regulatory Restrictions

     Federal Change in Bank Control Act. Federal law provides that no person, acting directly or indirectly or through or in concert with one or more other persons, may acquire control of a bank holding company unless the Federal Reserve Board has been given 60 days prior written notice. For this purpose, the term “control” means the acquisition of the ownership, control or holding of the power to vote 25.0% or more of any class of a bank holding company’s voting stock, and the term “person” includes an individual, corporation, partnership, and various other entities. In addition, a person is presumed to acquire control if the person acquires the ownership, control or holding of the power to vote of 10.0% or more of any class of the holding company’s voting stock if

•	the bank holding company’s shares are registered pursuant to Section 12 of the Exchange Act, or

•	no other person will own, control or hold the power to vote a greater percentage of that class of voting securities.

Accordingly, the prior approval of the Federal Reserve Board would be required before any person could acquire 10.0% or more of the common stock of Benjamin Franklin Bancorp.

The Federal Reserve Board may prohibit an acquisition of control if:

•	it would result in a monopoly or substantially lessen competition;

•	the financial condition of the acquiring person might jeopardize the financial stability of the institution; or

•	the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or of the public to permit the acquisition of control by such person.

     Federal Bank Holding Company Act. Federal law provides that no company may acquire control of a bank directly or indirectly without the prior approval of the Federal Reserve Board. Any company that acquires control of a bank becomes a “bank holding company” subject to registration, examination and regulation by the Federal Reserve Board. Pursuant to federal regulations, the term “company” is defined to include banks, corporations, partnerships, associations, and certain trusts and other entities, and “control” of a bank is deemed to exist if a company has voting control, directly or indirectly of at least 25.0% of any class of a bank’s voting stock, and may be found to exist if a company controls in any manner the election of a majority of the directors of the bank or has the power to exercise a controlling influence over the management or policies of the bank. In addition, a bank holding company must obtain Federal Reserve Board approval prior to acquiring voting control of more than 5.0% of any class of voting stock of a bank or another bank holding company.

     An acquisition of control of a bank that requires the prior approval of the Federal Reserve Board under the Bank Holding Company Act is not subject to the notice requirements of the Change in Bank Control Act. Accordingly, the prior approval of the Federal Reserve Board under the Bank Holding Company Act would be required

•	before any bank holding company could acquire 5.0% or more of the common stock of Benjamin Franklin Bancorp and

•	before any other company could acquire 25.0% or more of the common stock of Benjamin Franklin Bancorp.

     Restrictions applicable to the operations of bank holding companies may also deter companies from seeking to obtain control of Benjamin Franklin Bancorp. See “Regulation and Supervision” on page [#].

     Massachusetts Banking Law. Massachusetts banking law also prohibits any “company,” defined to include banking institutions as well as corporations, from directly or indirectly controlling the voting power of 25.0% or more of the voting stock of two or more banking institutions without the prior approval of the Massachusetts Board of Bank Incorporation. Additionally, an out-of-state company that already directly or indirectly controls voting power of 25.0% or more of the voting stock of two or more banking institutions may not also acquire direct or indirect ownership or control of more than 5.0% of the voting stock of a Massachusetts banking institution without the prior approval of the Board of Bank Incorporation. Finally, for a period of three years following completion of a conversion to stock form, no person may directly or indirectly offer to acquire or acquire beneficial ownership of more than 10.0% of any class of equity security of a converting mutual holding company without prior written approval of the Massachusetts Commissioner of Banks.

     Massachusetts Anti-Takeover Laws. The Massachusetts General Laws contain two anti-takeover statutes that are applicable to certain public corporations in Massachusetts—Chapter 110F, the “business combinations” law and Chapter 110D, the “control share acquisition” law. Chapter 110F of the Massachusetts General Laws generally prohibits a publicly held Massachusetts corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction which results in the stockholder becoming an interested stockholder, unless:

•	the corporation’s board of directors approves the business combination or transaction which results in the stockholder becoming an interested stockholder prior to such event; or

•	the interested stockholder owns at least 90% of the corporation’s outstanding voting stock upon completion of the transaction that resulted in its becoming an interested stockholder, excluding shares held by directors who are also officers of the corporation and by certain employee stock plans, or

•	the business combination is approved by both the corporation’s board of directors and the holders of two-thirds of the corporation’s outstanding voting stock at a meeting of stockholders, excluding shares held by the interested stockholder.

     The Massachusetts General Laws defines the term “business combination” to include a merger, a stock or asset sale, and certain other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is generally a person who, together with affiliates and associates, owns, or within the prior three years, owned, 5% or more of a corporation’s voting stock.

     Benjamin Franklin Bancorp’s articles of organization contain a provision opting out of the applicability of Chapter 110D, in light of the provisions contained in Benjamin Franklin Bancorp’s articles of organization that provide similar anti-takeover protections.

DESCRIPTION OF CAPITAL STOCK OF BENJAMIN FRANKLIN BANCORP

General

     Upon completion of the conversion, Benjamin Franklin Bancorp will be authorized to issue up to 75 million shares of common stock. As of the date of this proxy statement/prospectus, none of these shares have been issued. Benjamin Franklin Bancorp currently expects to issue between 4,250,000 and 5,750,000 shares of common stock in the conversion, with an adjusted maximum of 6,612,500 shares, and 2,401,575 shares of common stock in the merger (based on 1,420,000 outstanding shares of Chart Bank common stock, which is exclusive of options to purchase 137,000 shares of Chart Bank common stock outstanding as of September 30, 2004).

Benjamin Franklin Bancorp Common Stock

     General. Each issued and outstanding share of Benjamin Franklin Bancorp common stock will have the same rights as, and will be identical in all respects with, each other share of common stock. Upon payment of the purchase price for the conversion shares in accordance with the plan of conversion, and upon issuance of the exchange shares in accordance with the provisions of the merger agreement, all such shares will be duly authorized, fully paid, validly issued and non-assessable.

     Voting Rights. Each holder of Benjamin Franklin Bancorp common stock will be entitled to one vote for each share of common stock held. Holders of common stock will not have cumulative voting rights in connection with the election of directors.

     Dividends. Holders of Benjamin Franklin Bancorp common stock will be entitled to receive and share equally in such dividends as the board of directors of Benjamin Franklin Bancorp may declare out of funds legally available for such payments. If Benjamin Franklin Bancorp issues preferred stock, holders of such stock may have a priority over holders of common stock with respect to the payment of dividends. See “—Preferred Stock” on page [#] . State and federal laws and regulations place limitations on the payment of dividends. See “Benjamin Franklin Bancorp’s Policy Regarding Dividends” on page [#].

     Liquidation or Dissolution. In the event of a liquidation or dissolution of Benjamin Franklin Bancorp, holders of Benjamin Franklin Bancorp common stock will be entitled to receive, after payment or provision for payment of all debts and liabilities of Benjamin Franklin Bancorp (including all deposits in Benjamin Franklin Bank and accrued interest thereon) and after distribution of the liquidation account established upon the completion of the conversion for the benefit of eligible account holders and supplemental eligible account holders who continue their deposit accounts at Benjamin Franklin Bank, all assets of Benjamin Franklin Bancorp available for distribution. If Benjamin Franklin Bancorp issues preferred stock, holders of such stock may have a senior interest over holders of common stock in such a distribution.

     No Preemptive or Redemption Rights. Holders of Benjamin Franklin Bancorp common stock will not have preemptive rights with respect to any shares of the capital stock of Benjamin Franklin Bancorp that may be issued. Shares of Benjamin Franklin Bancorp common stock will not be subject to call for redemption.

Preferred Stock

     Benjamin Franklin Bancorp’s board of directors may, without stockholder approval but subject to certain regulatory approvals, reclassify any unissued shares of common stock into one or more series of preferred stock and designate and issue one or more series of preferred stock, establish the number of shares in each such series, fix and state the voting powers, designations, preferences and the relative or special rights or privileges of the shares of any series so established and the qualifications thereon without further vote or action by the stockholders.

     Any issuance of preferred stock could have an adverse effect on the voting and other rights of holders of common stock. Each series of preferred stock issued after the conversion may rank senior to shares of common stock with respect to dividend rights and liquidation preferences, may have full, limited or no voting rights and may be convertible into shares of common stock.

COMPARISON OF THE RIGHTS OF STOCKHOLDERS

     Benjamin Franklin Bancorp will, upon completion of the conversion, be a Massachusetts business corporation subject to the provisions of the Massachusetts Business Corporation Act (M.G.L. Chapter 156D), and Chart Bank is a Massachusetts cooperative bank in stock form subject to the provisions of the Massachusetts General Laws, including Chapter 170 and certain provisions of Chapters 172 and 156B that are referenced in Chapter 170. When the merger is completed, Chart Bank stockholders who receive shares of Benjamin Franklin Bancorp common stock will become stockholders of Benjamin Franklin Bancorp. Their rights as stockholders of Benjamin Franklin Bancorp will be governed by the articles of organization and by-laws of Benjamin Franklin Bancorp and by the Massachusetts Business Corporation Act.

     The following discussion briefly summarizes material differences that exist between the rights of stockholders of Chart Bank and Benjamin Franklin Bancorp. This summary is not intended to be a complete statement of the differences affecting the rights of Chart Bank’s stockholders, but rather summarizes the more significant differences affecting the rights of such stockholders and certain important similarities. The summary is qualified in its entirety by reference to the amended and restated charter and by-laws of Chart Bank, the articles of organization and by-laws of Benjamin Franklin Bancorp and applicable laws and regulations.

Authorized Capital Stock

     Chart Bank. Chart Bank is authorized to issue 3,000,000 shares of Series A common stock, $1.00 par value per share, 3,000,000 shares of Series B common stock, $1.00 par value per share and 3,000,000 shares of preferred stock, $1.00 par value per share. As of February 1, 2005, the record date for the Chart Bank special meeting, 1,420,000 shares of Chart Bank Series A common stock were issued outstanding and no shares of Series B common or preferred stock were outstanding. The board of directors may, without stockholder approval, provide for the issuance of preferred stock in one or more series and fix and state the voting powers, designations, preferences and the relative participating, optional or other special rights of the shares of each series and the qualifications, limitations and restrictions thereof.

     Benjamin Franklin Bancorp. Benjamin Franklin Bancorp will be authorized to issue 75,000,000 shares of common stock, no par value. It is expected that, after the completion of the conversion, Benjamin Franklin Bancorp will have between 6,991,575 and 8,551,575 shares of common stock outstanding at the 4,250,000-share minimum and the 5,750,000-share maximum of the offering range, assuming 340,000 and 400,000 shares, respectively, are contributed to the Benjamin Franklin Bank Charitable Foundation and 2,401,575 shares are issued to the Chart Bank stockholders in the merger. The board of directors may, without stockholder approval, provide for the issuance of shares of capital stock in one or more classes or series, to establish the number of shares in each such class or series, and fix the designations, powers, including voting powers, preferences and the relative participating, optional or other special rights of the shares of any class or series so established and the qualifications limitations and restrictions thereof.

Voting Rights

     Chart Bank. Each holder of Chart Bank common stock is entitled to one vote for each share of Chart Bank common stock held by such stockholder and one proportionate vote for any fractional share. Holders of Chart Bank common stock have no cumulative voting rights in the election of directors.

     Benjamin Franklin Bancorp. Each holder of Benjamin Franklin Bancorp common stock is generally entitled to one vote for each share of Benjamin Franklin Bancorp common stock held by such stockholder, except for stockholders who acquire the beneficial ownership of more than 10% of the issued and outstanding voting stock of Benjamin Franklin Bancorp during the first five years after completion of the conversion, as described below. Holders of Benjamin Franklin Bancorp common stock have no cumulative voting rights in the election of directors.

Election, Number, and Classification of Directors

     Chart Bank. Chart Bank’s board of directors is classified into three classes, with one class elected at each annual meeting of stockholders to serve for a three-year term. Chart Bank’s by-laws provide that at each annual meeting the stockholders will fixed the number of directors and elect the number of directors so fixed. The current number of directors is eleven. In addition, the size of the board of directors may be increased by the affirmative vote of a majority of directors then in office, and the directors may elect up to two additional directors to fill the vacancies created by such an increase. The vote of a plurality of the votes cast at an annual meeting is required to elect directors of Chart Bank.

     Benjamin Franklin Bancorp. Benjamin Franklin Bancorp’s articles of organization, as well as Section 8.06(b) of the Massachusetts Business Corporation Act, require that Benjamin Franklin Bancorp have three classes of directors, with one class elected at each annual meeting of stockholders to serve for a three year term. Benjamin Franklin Bancorp’s articles provide that the number of directors and their respective classifications will be fixed from time to time by the board of directors. If there is an interested stockholder, the vote of a majority of the independent directors then in office is also required to set the number and classification of directors. The current number of directors is 11 and will be increased to 17 upon completion of the Chart Bank acquisition. The vote of a plurality of the votes cast at an annual meeting is required to elect directors of Benjamin Franklin Bancorp.

Filling Vacancies on the Board of Directors and Removal of Directors

     Chart Bank. Any vacancy occurring in the board of directors of Chart Bank, including a vacancy resulting from the resignation, removal or death of a director or from an increase in the size of the board, may be filled either by the stockholders or by the affirmative vote of a majority of the remaining directors (except that the directors may only elect up to two directors to fill vacancies caused by an increase in the size of the board). A director elected by the remaining directors to fill a vacancy is elected to serve a term of office continuing until the next election of directors by the stockholders. In lieu of filling any vacancy the stockholders may reduce the size of the board, but not to a number less than seven.

     Chart Bank’s amended and restated charter provides that any director, including any person elected by the directors to fill a vacancy in the board of directors, may be removed from office, with or without cause, by the affirmative vote of a majority of the total votes eligible to be cast by stockholders at a duly constituted meeting called expressly for the purpose of removing such director.

     Benjamin Franklin Bancorp. Benjamin Franklin Bancorp’s articles of organization, as well as Section 8.06(e) of the Massachusetts Business Corporation Act, also provide that any vacancy occurring in the board of directors, including vacancies resulting from an increase in the number of directors, may be filled only by a vote of a majority of the directors (even if such directors do not constitute a quorum). The articles of organization further provide that if, at the time a board vacancy occurs, there is an interested stockholder, the vacancy may be filled only by vote of a majority of the independent directors then in office. Since Section 8.06(e) does not include a similar provision requiring the vote of the independent directors if there is an interested stockholder, this provision of the articles of organization will not be effective unless the board of directors or the stockholders by a two-thirds vote elect to opt out of Section 8.06(b) of the Massachusetts Business Corporation Act. A director elected to fill a vacancy will be elected to serve for the remainder of the full term of the class of directors in which the vacancy occurred or the new directorship was created.

     Benjamin Franklin Bancorp’s articles of organization, as well as Section 8.06(d) of the Massachusetts Business Corporation Act, provide that directors may be removed only for cause and only by the stockholders. The articles require a two-thirds vote of the stockholders to remove a director, while Section 8.06(d) requires only a majority vote of the stockholders. The majority vote provision contained in Section 8.06(d) will govern (rather than the two-thirds vote provision contained in the articles of organization) unless the board of directors or the stockholders by a two-thirds vote elect to opt out of Section 8.06(b) of the Massachusetts Business Corporation Act.

Duties of Directors in Evaluating Offers

     Chart Bank. Pursuant to section 13 of Chapter 172 of the Massachusetts General Laws, each director of Chart Bank may, in determining what such director reasonably believes to be in the best interests of Chart Bank in evaluating a “business combination,” consider:

•	the interests of Chart Bank’s employees, suppliers, creditors and customers;

•	the economy of the state, region and nation;

•	community and societal considerations; and

•	long-term and short-term interests of Chart Bank and its stockholders, including the possibility that these interests may be best served by the continued independence of Chart Bank.

     For this purpose, “business combination” includes a merger or consolidation, a stock or asset sale, and certain other transactions resulting in a financial benefit to an “interested stockholder,” generally a person who, together with affiliates and associates, owns, or within the prior three years, owned, 5.0% or more of a corporation’s voting stock.

     Benjamin Franklin Bancorp. Benjamin Franklin Bancorp’s articles provide that, in considering what they reasonably believe to be in the best interests of Benjamin Franklin Bancorp, members of the board of directors may consider:

•	the interests of Benjamin Franklin Bancorp’s employees, suppliers, creditors and customers;

•	the economy of the state, region and nation;

•	community and societal considerations; and

•	the long-term and short-term interests of Benjamin Franklin Bancorp and its stockholders, including the possibility that these interests may be best served by the continued independence of Benjamin Franklin Bancorp.

Exculpation of Directors and Officers

     Chart Bank. The amended and restated charter and by-laws of Chart Bank are silent as to limitations on the personal liability of directors to Chart Bank and its stockholders.

     Benjamin Franklin Bancorp. The articles of organization of Benjamin Franklin Bancorp provide that, to the maximum extent permitted by the Massachusetts Business Corporation Act, no director shall be personally liable to Benjamin Franklin Bancorp or its stockholders for monetary damages for breach of fiduciary duty as a director notwithstanding any provision of law imposing such liability.

Indemnification of Directors and Officers

     Chart Bank. Chart Bank’s by-laws provide for indemnification of its directors and officers to extent permitted by law. Chart Bank’s by-laws also provide for indemnification, in the board’s discretion, of Chart Bank’s other employees to the extent permitted by law. Massachusetts banking law provides that Massachusetts-chartered banks are authorized to indemnify directors, officers and employees to whatever extent specified in or authorized by a by-law adopted pursuant to law. Chart Bank’s by-laws provide that no indemnification will be provided to a director, officer or employee with respect to any matter as to which such person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that such person’s action was in the best interests of Chart Bank. Chart Bank’s by-laws also provide that Chart Bank may advance to any indemnified director, officer or employee expenses incurred in defending a proceeding in advance of the final disposition of such proceeding, upon receipt of an undertaking by such director, officer or employee to repay the amount advanced if it is ultimately adjudicated or determined that he or she is not entitled to indemnification.

     Benjamin Franklin Bancorp. The by-laws of Benjamin Franklin Bancorp provide directors and officers at the level of vice president or above shall be indemnified by Benjamin Franklin Bancorp to the maximum extent permitted by law. The board of directors may, in its discretion, indemnify officers serving below the level of vice president and employees of Benjamin Franklin Bancorp. Massachusetts law applicable to Benjamin Franklin Bancorp generally provides that a corporation may indemnify a director or officer who is a party to a threatened, pending or completed proceeding if he conducted himself in good faith and reasonably believed that his conduct was in the best interests of the corporation or that his conduct was at least not opposed to the best interests of the corporation, or, in the case of a criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Benjamin Franklin Bancorp’s by-laws also provide for payment of expenses incurred by a director or officer at the level of vice president or above, and in the board of director’s discretion, for any officer serving below the level of vice-president or any employee of Benjamin Franklin Bancorp, in connection with any threatened, pending or completed proceeding in advance of or after the final disposition of the proceeding, but only if such person undertakes to repay the amount advanced if it is ultimately determined that the person is not entitled to indemnification.

Special Meetings of Stockholders

     Chart Bank. The Chart Bank by-laws provide that special meetings of stockholders may be called at any time by the chairman of the board of directors, if one is elected, the president or by the affirmative vote of a majority of the directors then in office and shall be called by the clerk, or in case of the death, absence, incapacity or refusal of the clerk, by any other officer upon written application of one or more stockholders who hold at least 10.0% of the total votes eligible to be cast at such meeting.

     Benjamin Franklin Bancorp. Benjamin Franklin Bancorp’s articles of organization and by-laws provide that a special meeting of stockholders may be called at any time by the president, a majority of the directors then in office or by the secretary upon the written request of one or more stockholders who hold at least 80% in interest of the capital stock entitled to vote at such meeting. If there is an interested stockholder, then any call of a special meeting of stockholders by the directors will also require the affirmative vote of a majority of the independent directors then in office. Only those matters set forth in the call of the special meeting may be considered or acted upon at the special meeting, unless otherwise provided by law.

Stockholder Nominations

     Chart Bank. Directors of Chart Bank may be nominated at the annual meeting of stockholders by the board of directors or by any stockholder entitled to vote and shall be voted upon at such meeting.

     Benjamin Franklin Bancorp. The stockholders of Benjamin Franklin Bancorp may submit nominations for election to the board of directors at an annual meeting, only by delivering a notice thereof in the prescribed form to the secretary of Benjamin Franklin Bancorp at least 120 days but not more than 150 days in advance of the first anniversary of the date of the proxy statement for the previous year’s annual meeting (for the first annual meeting following the conversion, the deadline is ten days after the day on which notice of the date of the scheduled annual meeting is publicly disclosed). The board of directors may reject a stockholder’s nomination if the stockholder does not fully and timely comply with the notice requirements set forth in the by-laws of Benjamin Franklin Bancorp. See “Certain Provisions of Benjamin Franklin Bancorp’s Articles of Organization and By-Laws—Stockholder Proposals and Director Nominations” on page [#]. Nominations for directors may also be made by, or at the discretion of, a majority of the board of directors or a designated committee of the board of directors. If there is an interested stockholder, the affirmative vote of a majority of the independent directors is also required.

Stockholder Proposals

     Chart Bank. Except as contemplated in connection with a call of a special meeting by one or more stockholders, Chart Bank’s amended and restated charter and by-laws are silent as to the submission of stockholder proposals.

     Benjamin Franklin Bancorp. The stockholders of Benjamin Franklin Bancorp may submit proposals for inclusion on the agenda of an annual meeting of stockholders only by delivering a notice thereof in the prescribed form to the secretary of Benjamin Franklin Bancorp at least 120 days but not more than 150 days in advance of the first anniversary of the date of the proxy statement for the previous year’s annual meeting (for the first annual meeting following the conversion, the deadline is ten days after the day on which notice of the date of the scheduled annual meeting is publicly disclosed). The board of directors may reject a stockholder’s proposal if the stockholder does not fully and timely comply with the notice requirements set forth in the by-laws of Benjamin Franklin Bancorp. See “Certain Provisions of Benjamin Franklin Bancorp’s Articles of Organization and By-Laws—Stockholder Proposals and Director Nominations” on page [#].

Stockholder Action Without a Meeting

     Chart Bank. Chart Bank’s by-laws permit stockholders to act by written consent in lieu of any annual or special meeting of stockholders. The consent must be unanimous and must be filed with the records of the meetings of stockholders.

     Benjamin Franklin Bancorp. Benjamin Franklin Bancorp’s by-laws permit the stockholders to act by written consent in lieu of any meeting. The consent must be unanimous and must be filed with the records of the meetings of stockholders within 60 days of the earliest dated consent delivered to Benjamin Franklin Bancorp.

Amendment of Governing Instruments

     Chart Bank. Chart Bank’s amended and restated charter and by-laws may be amended, added to, altered, changed or repealed by the stockholders by no less than a majority of the total votes eligible to be cast at a duly constituted meeting.

     Benjamin Franklin Bancorp. Benjamin Franklin Bancorp’s articles and by-laws may be amended by the vote of 75.0% of the votes eligible to be cast by Benjamin Franklin Bancorp’s stockholders or, if two-thirds of the independent directors vote to recommend that the stockholders approve such amendment, the vote of a majority of the votes eligible to be cast by Benjamin Franklin Bancorp’s stockholders. In addition, any provision of the articles that requires a greater than majority vote of stockholders can only be amended by such greater vote. Benjamin Franklin Bancorp’s articles also provide that they may be amended by the board of directors without shareholder action to the fullest extent permitted by the Massachusetts Business Corporation Act. Benjamin Franklin Bancorp’s by-laws may also be amended by the directors by a majority vote, provided that if there is an interested stockholder, the affirmative vote of two-thirds of the independent directors is also required.

Mergers, Consolidations and Sales of Assets

     Chart Bank. The Massachusetts General Laws generally provide that merger or consolidation of a cooperative bank in stock form into another federal or state bank in stock-form must be approved by the vote of at least two-thirds of the stockholders of the cooperative bank.

     Benjamin Franklin Bancorp. Benjamin Franklin Bancorp’s articles generally require that approval of a merger, share exchange, consolidation or sale of substantially all of the assets of Benjamin Franklin Bancorp requires the affirmative vote of two-thirds of the total votes that may be cast by Benjamin Franklin Bancorp’s stockholders on such a transaction. However, the two-thirds vote requirement does not apply, and only a majority stockholder vote is required, if the transaction has been recommended to the stockholders for approval by two-thirds of the directors then in office (unless there is an interested stockholder, in which case the recommendation to stockholders must also be approved by the vote of a majority of the independent directors then in office).

     Benjamin Franklin Bancorp’s articles also provide that certain mergers, acquisitions, stock issuances, dispositions of assets, liquidations or recapitalizations involving an “interested stockholder” must be approved by the affirmative vote of holders of at least 75.0% of the outstanding voting shares of Benjamin Franklin Bancorp common stock. However, the 75.0% vote requirement does not apply, and only a majority stockholder vote is required, if the proposed business combination with the interested stockholder is approved by two-thirds of the independent directors then in office, or if certain procedures and price requirements are met.

10% Beneficial Ownership Limitation

     Chart Bank. Chart Bank’s amended and restated charter does not contain any limitation on ownership of its capital stock.

     Benjamin Franklin Bancorp. Benjamin Franklin Bancorp’s articles of organization also provide that, for a period of five years following the date of completion of Benjamin Franklin Bancorp’s conversion from mutual to stock form, no person may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10.0% of the issued and outstanding voting stock of Benjamin Franklin Bancorp. Shares acquired in excess of this limitation will not be entitled to vote or to take other stockholder action or to be counted in determining the total number of outstanding shares for purposes of any matter involving stockholder action, and such shares may be required to be sold through an independent trustee. The foregoing provision of the articles of organization does not apply to:

•	Benjamin Franklin Bancorp or any subsidiary or any pension, profit-sharing, stock bonus or other compensation plan maintained for the benefit of the employees of Benjamin Franklin Bancorp or any subsidiary, or any trust or custodial arrangement established in connection with any such plan;

•	any offer or acquisition of shares of voting stock that has been approved in advance by an affirmative vote of not less than two-thirds (2/3) of the directors then in office (plus an affirmative vote of two-thirds (2/3) of the independent directors then in office if there is an interested stockholder at the time of the offer or acquisition);

•	any offer with a view toward public resale made exclusively to Benjamin Franklin Bancorp by underwriters or a selling group acting on its behalf; or

•	a corporate reorganization without a change in the respective beneficial ownership interests of Benjamin Franklin Bancorp’s stockholders other than pursuant to the exercise of any dissenters’ appraisal rights.

Massachusetts Anti-Takeover Laws

     The Massachusetts General Laws contain two anti-takeover statutes that are applicable to certain corporations in Massachusetts—Chapter 110F, the “business combinations” law and Chapter 110D, the “control share acquisition” law. Chapter 110F generally prohibits certain corporations, including Benjamin Franklin Bancorp, from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction which results in the stockholder becoming an interested stockholder unless certain conditions are met. Chapter 110F is not applicable to Chart Bank because it has fewer than 200 stockholders. Benjamin Franklin Bancorp’s articles of organization contain a provision opting out of the applicability of Chapter 110D, in light of the provisions contained in Benjamin Franklin Bancorp’s articles of organization that provide similar anti-takeover protections. Chapter 110D is not applicable to Chart Bank, because Chart Bank is not an issuing public corporation as defined in the statute. See “Restrictions On Acquisition of Benjamin Franklin Bancorp And Benjamin Franklin Bank—Statutory and Regulatory Restrictions—Massachusetts Anti-Takeover Laws” on page [#].

Dissenters’ Rights of Appraisal

     Chart Bank. For a detailed description of dissenters’ rights of Chart Bank stockholders, see “The Acquisition Of Chart Bank And The Merger Agreement—Dissenters’ Rights of Appraisal” beginning on page [#].

     Benjamin Franklin Bancorp. Under the Massachusetts Business Corporation Act, a stockholder of a Massachusetts corporation such as Benjamin Franklin Bancorp generally has the right, subject to specified procedural requirements, to dissent and obtain payment of the fair value of his shares in certain circumstances. These circumstances include a merger, consolidation or share exchange, certain amendments to the corporations’ articles of organization or by-laws, or a sale of substantially all of the corporation’s property. Such appraisal rights are not available for a merger that does not require shareholder approval or involve a subsidiary merging into its parent. In addition, appraisal rights are generally not available in a transaction that results in the shareholders receiving cash or marketable securities for their shares and that does not confer upon directors and officers who own more than 5% of the corporation’s voting securities any material financial benefits other than in their capacity as shareholders or as directors, officers, employees or consultants of the corporation.

EXPERTS

     The consolidated financial statements of Benjamin Franklin Bancorp as of December 31, 2003 and 2002 and for the years then ended included in this proxy statement/prospectus have been so included in reliance on the report of Wolf & Company, P.C., independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Chart Bank as of December 31, 2003 and 2002 and for the years then ended included in this proxy statement/prospectus have been so included in reliance on the report of Wolf & Company, P.C., independent accountants, given on the authority of said firm as experts in auditing and accounting.

     Arthur Andersen LLP, which audited the financial statements of Benjamin Franklin Bancorp for the year ended December 31, 2001 in this proxy statement/prospectus, was convicted on June 15, 2002 of federal obstruction of justice charges arising from the government’s investigation of Enron Corp. At the time of Arthur Andersen LLP’s conviction, it ceased accounting and auditing operations, and the Board of Trustees of Benjamin Franklin Bancorp declined to retain Arthur Andersen LLP to provide further services. At that time, there were no disagreements on the part of Arthur Andersen LLP with Benjamin Franklin Bancorp, and the reports of Arthur Andersen LLP concerning the above financial statements of Benjamin Franklin Bancorp contained no adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. Because Arthur Andersen LLP has ceased accounting and auditing operations in 2002, Benjamin Franklin Bancorp has not obtained, as contemplated by the Securities and Exchange Commission’s regulations, a letter from Arthur Andersen LLP confirming the above statements.

     Arthur Andersen LLP has not consented to the incorporation of their report on the financial statements of Benjamin Franklin Bancorp for the year ended December 31, 2001 in this proxy statement/prospectus, and Benjamin Franklin Bancorp has dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act of 1933. Because Arthur Andersen LLP has not consented to the incorporation by reference of their reports in this proxy statement/prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen

LLP or any omissions to state a material fact required to be stated therein. See “Risk Factors—Risks Related To Prior Auditor Of Benjamin Franklin Bancorp” on page [#].

     RP Financial, LC. has consented to the publication in this proxy statement/prospectus of the summary of its report to Benjamin Franklin Bancorp setting forth its opinion as to the estimated pro forma market value of the shares of common stock upon completion of the conversion and the offering.

LEGAL OPINIONS

     Foley Hoag LLP, Boston, Massachusetts, will give their opinions on behalf of Benjamin Franklin Bancorp concerning the legality of the shares issued in the Chart Bank merger and concerning certain tax matters. Foley Hoag LLPhas consented to the references herein to their opinions.

OTHER MATTERS

     As of the date of this document, the Chart Bank board of directors knows of no matters that will be presented for consideration by shareholders at the special meeting other than as described in this document. However, if any other matters shall properly come before the special meeting or any adjournment thereof and shall be voted upon, the enclosed proxy will be deemed to confer authority upon the individuals named as authorized therein to vote the shares represented by the proxy as to any matters that fall within the purposes contained in the notice of the special meeting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

     Benjamin Franklin Bancorp has filed a registration statement on Form S-4 to register with the Securities and Exchange Commission up to 2,633,277 shares of Benjamin Franklin Bancorp common stock. This document is a part of that registration statement. As permitted by the rules and regulations of the Securities and Exchange Commission, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits at the public reference room of the Securities and Exchange Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. In addition, the Securities and Exchange Commission maintains a web site located at http://www.sec.gov containing this information. Statements contained in this document as to the contents of any contract or other document referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement.

     Information on Benjamin Franklin Bank and Chart Bank may be found in their Call Reports filed with the Federal Deposit Insurance Corporation, which are available on the Federal Deposit Insurance Corporation’s website located at http://www.fdic.gov.

     Benjamin Franklin Bancorp and Benjamin Franklin Bank have filed applications with the Massachusetts Commissioner of Banks and the Massachusetts Board of Bank Incorporation in connection with the proposed mutual to stock conversion and acquisition of Chart Bank. The applications may be examined at the office of the Massachusetts Division of Banks, One South Station, Third Floor, Boston, Massachusetts, 02110.

     Neither Benjamin Franklin Bancorp nor Chart Bank has authorized anyone to give any information or make any representation about the merger or the companies that is different from, or in addition to, that contained in this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

BENJAMIN FRANKLIN BANCORP, M.H.C.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Report of Independent Public Accountants	F-3
Consolidated Balance Sheets as of September 30, 2004 (Unaudited) and December 31, 2003 and 2002	F-4
Consolidated Statements of Income for the Nine Months Ended September 30, 2004 and 2003 (unaudited) and for the Years Ended December 31, 2003, 2002 and 2001	F-5
Consolidated Statements of Changes in Retained Earnings for the Nine Months Ended September 30, 2004 (unaudited) and for the Years Ended December 31, 2003, 2002 and 2001	F-6
Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2004 and 2003 (unaudited) and for the Years Ended December 31, 2003, 2002 and 2001	F-7
Notes to Consolidated Financial Statements	F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee
Benjamin Franklin Bancorp, M.H.C.
Franklin, Massachusetts

We have audited the accompanying consolidated balance sheets of Benjamin Franklin Bancorp, M.H.C. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of Benjamin Franklin Bancorp, M.H.C. and subsidiaries for the year ended December 31, 2001 (before they were restated for the matter discussed in Note 1 to the consolidated financial statements) were audited by other auditors who have ceased operations and whose report, dated April 12, 2002, and included herein, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2003 and 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Benjamin Franklin Bancorp, M.H.C. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

WOLF & COMPANY, P.C.

Boston, Massachusetts
February 27, 2004, except for Note 17 as to which
     the date is October 28, 2004

Report of Independent Public Accountants

To the Audit Committee of
Benjamin Franklin Bancorp, M.H.C. and subsidiaries

We have audited the accompanying consolidated balance sheets of Benjamin Franklin Bancorp, M.H.C. and subsidiaries (the Company) as of December 31, 2001 and 2000 and the related consolidated statements of operations, changes in surplus and comprehensive income (loss) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the consolidated financial position of the Company as of December 31, 2001 and 2000 and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Boston, Massachusetts
April 1, 2002

This Report of Independent Public Accountants is a copy of a previously issued Arthur Andersen LLP (Andersen) report and has not been reissued by Andersen in connection with this filing on Form S-1. The inclusion of this previously issued Andersen report is made pursuant to Section 2.02(e) of regulation S-X. Note that this previously issued Andersen report includes references to the year ended December 31, 2000 which is not required to be presented in the accompanying consolidated financial statements as of and for the years ended December 31, 2003.

BENJAMIN FRANKLIN BANCORP, M.H.C. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in Thousands)

	September 30,	December 31,
	2004	2003	2002
	(Unaudited)
ASSETS
Cash and due from banks	$8,295	$14,512	$14,162
Short-term investments	6,831	20,973	37,874

Total cash and cash equivalents	15,126	35,485	52,036

Securities available for sale, at fair value	94,423	102,646	108,520
Securities held to maturity, at amortized cost	266	386	986
Restricted equity securities, at cost	6,862	7,222	5,222
Loans	378,533	291,385	264,245
Allowance for loan losses	(3,017)	(2,523)	(2,312)

Loans, net	375,516	288,862	261,933
Premises and equipment, net	11,280	11,199	11,847
Accrued interest receivable	1,495	1,388	1,299
Goodwill	4,248	4,248	4,248
Bank-owned life insurance	5,619	4,074	2,593
Other assets	3,096	3,334	3,546

	$517,931	$458,844	$452,230

LIABILITIES AND RETAINED EARNINGS
Deposits	$399,562	$380,257	$373,300
Short-term borrowings	29,000	—	—
Long-term debt	55,000	45,000	45,000
Other liabilities	3,783	4,286	4,116

Total liabilities	487,345	429,543	422,416

Commitments and contingencies (Note 12)
Retained earnings	32,620	31,308	29,620
Accumulated other comprehensive (loss) income	(2,034)	(2,007)	194

Total retained earnings	30,586	29,301	29,814

	$517,931	$458,844	$452,230

See accompanying notes to consolidated financial statements.

BENJAMIN FRANKLIN BANCORP, M.H.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in Thousands)

	Nine Months Ended
	September 30,		Years Ended December 31,
	2004	2003	2003	2002	2001
	(Unaudited)
Interest and dividend income:
Loans, including fees	$12,567	$11,601	$15,530	$16,322	$20,355
Debt securities:
Taxable	2,379	2,233	3,186	3,903	3,774
Tax-exempt	—	14	14	35	128
Dividends	170	166	250	228	365
Short-term investments	107	515	552	918	1,819

Total interest and dividend income	15,223	14,529	19,532	21,406	26,441

Interest expense:
Interest on deposits	3,221	3,439	4,487	5,856	10,752
Interest on short-term borrowings	56	—	—	—	—
Interest on long-term debt	1,747	1,695	2,265	1,738	1,645

Total interest expense	5,024	5,134	6,752	7,594	12,397

Net interest income	10,199	9,395	12,780	13,812	14,044
Provision for loan losses	470	300	625	1,412	51

Net interest income, after provision for loan losses	9,729	9,095	12,155	12,400	13,993

Other income (charges):
Deposit service fees	684	632	928	859	856
Loan servicing fees	187	309	336	525	86
Gain on sale of loans, net	106	951	975	71	167
Gain (loss) on sales of securities, net	8	113	86	1,569	(2,529)
Income from bank-owned life insurance	145	129	181	59	—
Pension plan curtailment loss	—	—	—	(741)	—
Miscellaneous	536	429	570	512	643

Total other income (charges)	1,666	2,563	3,076	2,854	(777)

Operating expenses:
Salaries and employee benefits	5,679	5,006	6,668	6,150	5,621
Occupancy and equipment	1,035	1,320	1,788	1,814	1,922
Data processing	1,047	1,115	1,446	1,368	1,225
Professional fees	192	821	985	723	651
Other general and administrative	1,504	1,364	1,837	2,060	2,146

Total operating expenses	9,457	9,626	12,724	12,115	11,565

Income before income taxes	1,938	2,032	2,507	3,139	1,651
Provision for income taxes	626	651	819	443	1,610

Net income	$1,312	$1,381	$1,688	$2,696	$41

See accompanying notes to consolidated financial statements.

BENJAMIN FRANKLIN BANCORP, M.H.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN RETAINED EARNINGS

Nine Months Ended September 30, 2004 (Unaudited) and the
Years Ended December 31, 2003, 2002 and 2001

(Dollars in Thousands)

		Accumulated
		Other	Total
	Retained	Comprehensive	Retained
	Earnings	Income (Loss)	Earnings
Balance at December 31, 2000, as restated (See Note 1)	$26,883	$(1,589)	$25,294

Comprehensive income:
Net income	41	—	41
Change in net unrealized gain/loss on securities available for sale, net of reclassification adjustment and tax effects	—	2,102	2,102

Total comprehensive income			2,143

Balance at December 31, 2001	26,924	513	27,437

Comprehensive income:
Net income	2,696	—	2,696
Change in net unrealized gain/loss on securities available for sale, net of reclassification adjustment and tax effects	—	(319)	(319)

Total comprehensive income			2,377

Balance at December 31, 2002	29,620	194	29,814

Comprehensive loss:
Net income	1,688	—	1,688
Change in net unrealized gain/loss on securities available for sale, net of reclassification adjustment and tax effects	—	(2,201)	(2,201)

Total comprehensive loss			(513)

Balance at December 31, 2003	31,308	(2,007)	29,301

Comprehensive income:
Net income (unaudited)	1,312	—	1,312
Change in net unrealized gain/loss on securities available for sale, net of reclassification adjustment and tax effects (unaudited)	—	(27)	(27)

Total comprehensive income (unaudited)			1,285

Balance at September 30, 2004 (unaudited)	$32,620	$(2,034)	$30,586

See accompanying notes to consolidated financial statements.

BENJAMIN FRANKLIN BANCORP, M.H.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Thousands)

	Nine Months Ended
	September 30,		Years Ended December 31,
	2004	2003	2003	2002	2001
	(Unaudited)
Cash flows from operating activities:
Net income	$1,312	$1,381	$1,688	$2,696	$41
Adjustments to reconcile net income to net cash provided by operating activities:
Net amortization of securities	703	554	833	316	104
Amortization of deferred loan costs, net	214	363	407	582	551
Loss (gain) on sales of securities, net	(8)	(113)	(86)	(1,569)	2,529
Provision for loan losses	470	300	625	1,412	51
Amortization of mortgage servicing rights	423	732	892	535	358
Income from bank-owned life insurance	(145)	(129)	(181)	(59)	—
Depreciation expense	509	688	872	1,008	688
Deferred income tax (benefit) provision	48	(259)	(169)	(1,005)	1,981
Gain on sale of loans, net	(106)	(951)	(975)	(71)	(167)
Loans originated for sale	(28,566)	(92,606)	(96,256)	(69,752)	(63,411)
Proceeds from sales of loans	28,672	93,557	97,231	69,823	63,578
Changes in assets and liabilities:
Accrued interest receivable	(107)	(241)	(89)	919	536
Other assets	(185)	(1,385)	(511)	2,294	(450)
Other liabilities	(483)	1,753	416	(1,547)	(1,964)

Net cash provided by operating activities	2,751	3,644	4,697	5,582	4,425

Cash flows from investing activities:
Activity in available-for-sale securities:
Sales	2,015	17,123	30,886	110,420	64,995
Maturities, calls, and principal repayments	35,829	202,015	211,994	62,883	4,028
Purchases	(30,411)	(236,088)	(240,200)	(202,921)	(41,579)
Activity in held-to-maturity securities:
Maturities and principal repayments	120	373	600	1,763	969
Purchases	—	—	—	—	(1,000)
Net change in restricted equity securities	360	(2,000)	(2,000)	—	—
Loan purchases of mortgage loans	(34,207)	(26,332)	(26,546)	(1,298)	(853)
Loan (originations) principal payments, net	(53,131)	7,189	(1,415)	(4,727)	27,466
Purchase of bank-owned life insurance	(1,400)	(500)	(1,300)	(2,534)	—
Additions to premises and equipment	(590)	(178)	(224)	(501)	(477)

Net cash (used) provided by investing activities	(81,415)	(38,398)	(28,205)	(36,915)	53,549

(continued)

     See accompanying notes to consolidated financial statements.

BENJAMIN FRANKLIN BANCORP, M.H.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Concluded)

(Dollars in Thousands)

	Nine Months Ended
	September 30,		Years Ended December 31,
	2004	2003	2003	2002	2001
	(Unaudited)
Cash flows from financing activities:
Net increase (decrease) in deposits	19,305	17,549	6,957	12,178	(27,353)
Proceeds from short-term borrowings	29,000	—	—	—	—
Net proceeds from long-term debt	10,000	—	—	9,000	10,600

Net cash provided (used) by financing activities	58,305	17,549	6,957	21,178	(16,753)

Net change in cash and cash equivalents	(20,359)	(17,205)	(16,551)	(10,155)	41,221
Cash and cash equivalents at beginning of year	35,485	52,036	52,036	62,191	20,970

Cash and cash equivalents at end of year	$15,126	$34,831	$35,485	$52,036	$62,191

Supplemental cash flow information:
Interest paid on deposits	$3,222	$3,444	$4,492	$5,871	$11,014
Interest paid on short-term borrowings	39	—	—	—	—
Interest paid on long-term debt	1,726	1,723	2,280	1,632	1,645
Income taxes paid (refunded)	640	940	942	(356)	1,363

See accompanying notes to consolidated financial statements.

BENJAMIN FRANKLIN BANCORP, M.H.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2003 (Unaudited) and Years Ended
December 31, 2003, 2002 and 2001

(Dollars in Thousands)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation

The consolidated financial statements include the accounts of Benjamin Franklin Bancorp, M.H.C. (the “Company”) and its wholly-owned subsidiary, Benjamin Franklin Bank (the “Bank”). The Company’s wholly-owned subsidiary, Benjamin Franklin Capital Trust, was included in the Company’s consolidated financial statements for December 31, 2003 and 2002 and recorded on the equity method effective January 1, 2004 (See Note 1 - Recent Accounting Pronouncements). The Bank has one subsidiary, Benjamin Franklin Securities Corp., formed for the purpose of buying, holding, and selling securities. All significant intercompany balances and transactions have been eliminated in consolidation.

The financial information included herein as of September 30, 2004 and for the interim periods ended September 30, 2004 and 2003 is unaudited; however, in the opinion of management the information reflects all adjustments (consisting solely of normal recurring adjustments) that are necessary for a fair presentation. The results shown for nine months ended September 30, 2004 and 2003 are not necessary indicative of the results to be obtained for a full year.

Business and operating segments

The Company provides a variety of financial services to individuals and small businesses through its six offices in Norfolk and Worcester counties. Its primary deposit products are checking, savings and term certificate accounts, and its primary lending products are residential and commercial mortgage loans. The Bank also provides non-deposit investment products to customers.

Management evaluates the Company’s performance and allocates resources based on a single segment concept. Accordingly, there are no separately identified operating segments for which discrete financial information is available. The Company does not derive revenues from, or have assets located in, foreign countries, nor does it derive revenues from any single customer that represents 10% or more of the Company’s total revenues.

BENJAMIN FRANKLIN BANCORP, M.H.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

Reclassifications

Certain amounts in the 2002 and 2001 consolidated financial statements have been reclassified to conform to the 2003 presentation.

Prior period adjustment

As a result of an overstatement of deferred tax liabilities in connection with temporary income tax differences, identified during 2002, a prior period adjustment was made to retained earnings as of December 31, 2000, as follows:

Retained
Earnings
Balance, as previously reported	$26,383
Effect of prior period adjustment on opening balance	500

Balance, as restated	$26,883

Cash and cash equivalents

Cash and cash equivalents include cash and balances due from banks and short-term investments, all of which mature within ninety days.

BENJAMIN FRANKLIN BANCORP, M.H.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity” and recorded at amortized cost. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income/loss.

Purchase premiums and discounts are recognized into interest income using the interest method over the contractual terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and determined using the specific identification method.

Restricted equity securities, which consist of Federal Home Loan Bank stock and stock in a community investment fund, are carried at cost.

Loans

The Bank grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans in Franklin, Massachusetts and surrounding communities. The ability of the Bank’s debtors to honor their contracts is dependent upon the local real estate market and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Past due status is based on contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

BENJAMIN FRANKLIN BANCORP, M.H.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loans (concluded)

All interest accrued but not collected for loans that are placed on non-accrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for loan losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows or collateral value or observable market price of the impaired loan is lower than the carrying value of the loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Impairment is measured on a loan by loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, or the fair value of the collateral if the loan is collateral dependent.

BENJAMIN FRANKLIN BANCORP, M.H.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for loan losses (concluded)

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

Servicing

Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. For sales of mortgage loans, a portion of the cost of originating the loan is allocated to the servicing right based on relative fair value. Fair value is based on market prices for comparable mortgage servicing contracts. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets, and are adjusted for prepayments. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by the original term of maturity ranging from 10 to 30 years and using a weighted average interest rate and maturity date with each strata. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

Premises and equipment

Land is carried at cost. Buildings and improvements and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets.

Transfers of financial assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

BENJAMIN FRANKLIN BANCORP, M.H.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill

Prior to January 1, 2002, goodwill, arising from the acquisition of Foxboro National Bank, was being amortized on a straight-line basis over 15 years. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” and goodwill, which amounted to $4,248 at September 30, 2004 (unaudited), December 31, 2003 and 2002, is no longer amortized, but is evaluated for impairment. In evaluating the goodwill, the Company does not track the separate fair value of Foxboro National Bank, but instead measures the fair value of the entire Company. If the Company determines that goodwill is impaired, the carrying value of goodwill would be reduced through a charge to earnings.

If goodwill amortization of $385 had not been recorded for the year ending December 31, 2001, net income as reported for 2001 would have increased by $375.

Derivative financial instruments

The derivative financial instruments currently used by the Company are rate-lock commitments and forward investor loan sale commitments.

Rate-lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with related fees received from potential borrowers, are recorded at fair value in derivative assets and liabilities, with changes in fair value recorded in the net gain or loss on sale of mortgage loans, if material. The Company manages the interest rate risk on rate-lock commitments by simultaneously entering into forward loan sale contracts, whereby the Company obtains the right to deliver residential loans to investors in the future at a specified yield. Such contracts are accounted for as derivatives and, along with related fees paid to investors, are recorded at fair value in derivative assets or liabilities, with changes in fair value recorded in the net gain or loss on sale of mortgage loans, if material.

Fair value is assumed to be zero on the date the derivative financial instruments are entered into. To date, any subsequent changes in fair value have been immaterial and, therefore, not recorded in the financial statements.

Retirement plan

The Company accounted for pension plan benefits on the net periodic pension cost method for financial reporting purposes. This method recognized the compensation cost of an employee’s pension benefit over the employee’s approximate service period. The aggregate cost method was utilized for funding purposes. The Bank elected to curtail the pension plan effective December 31, 2000 (See Note 14).

Income taxes

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted accordingly through the provision for income taxes. The Bank’s base amount of its federal income tax reserve for loan losses is a permanent difference for which there is no recognition of a deferred tax liability. However, the loan loss allowance maintained for financial reporting purposes is a temporary difference with allowable recognition of a related deferred tax asset, if deemed realizable.

BENJAMIN FRANKLIN BANCORP, M.H.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (concluded)

A valuation allowance related to deferred tax assets is established when, in the judgement of management, it is more likely than not, that all or a portion of such deferred tax assets will be realized. (See Note 11)

Advertising costs

Advertising costs are expensed as incurred.

Comprehensive income/loss

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the retained earnings section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income/loss. The components of other comprehensive income/loss and related tax effects are as follows:

	Nine Months Ended
	September 30,		Years Ended December 31,
	2004	2003	2003	2002	2001
	(Unaudited)
Change in unrealized holding gains (losses) on securities available for sale	$(87)	$(1,896)	$(2,361)	$1,081	$(133)
Tax effect	62	79	237	(374)	16

Net-of-tax amount	(25)	(1,817)	(2,124)	707	(117)

Reclassification adjustment for gains realized in income	(8)	(113)	(86)	(1,569)	2,529

Tax effect	6	5	9	543	(310)

Net-of-tax amount	(2)	(108)	(77)	(1,026)	2,219

Total change	$(27)	$(1,925)	$(2,201)	$(319)	$2,102

BENJAMIN FRANKLIN BANCORP, M.H.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements

In April 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This Statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This Statement is effective for contracts entered into or modified after June 30, 2003, except in certain circumstances, and for hedging relationships designated after June 30, 2003. This Statement did not have a material effect on the Company’s consolidated financial statements.

In December 2003, the FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities,” (“FIN 46”) which establishes guidance for determining when an entity should consolidate another entity that meets the definition of a variable interest entity. FIN 46 requires a variable interest entity to be consolidated by a company if that company will absorb a majority of the expected losses, will receive a majority of the expected residual returns, or both. FASB deferred the effective date of FIN 46 to no later than the end of the first reporting period that ends after March 15, 2004. The Company adopted FIN 46 as of January 1, 2004 which resulted in the Company no longer consolidating its wholly-owned subsidiary, Benjamin Franklin Capital Trust, and recording it on the equity method. The Interpretation and the revision had no material effect on the Company’s consolidated financial statements.

In March 2004, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 105, Application of Accounting Principles to Loan Commitments, which provides guidance regarding loan commitments that are accounted for as derivative instruments. In this SAB, the SEC determined that an interest rate lock commitment should generally be valued at zero at inception. The rate locks will continue to be adjusted for changes in value resulting from changes in market interest rates. This SAB did not have any effect on the Company’s financial position or results of operations.

BENJAMIN FRANKLIN BANCORP, M.H.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements (continued)

On December 16, 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” which is an Amendment of FASB Statement Nos. 123 and 95 SFAS No. 123R changes, among other things, the manner in which share-based compensation, such as stock options, will be accounted for by both public and non-public companies, and will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. For public companies, the cost of employee services received in exchange for equity instruments including options and restricted stock awards generally will be measured at fair value at the grant date. The grant date fair value will be estimated using option-pricing models adjusted for the unique characteristics of those options and instruments, unless observable market prices for the same or similar options are available. The cost will be recognized over the requisite service period, often the vesting period, and will be remeasured subsequently at each reporting date through settlement date.

The changes in accounting will replace existing requirements under SFAS No. 123, “Accounting for Stock-Based Compensation,” and will eliminate the ability to account for share-based compensation transactions using APB Opinion No. 25, “Accounting for Stock Issued to Employees,” which does not require companies to expense options if the exercise price is equal to the trading price at the date of grant. The accounting for similar transactions involving parties other than employees or the accounting for employee stock ownership plans that are subject to American Institute of Certified Public Accountants (“AICPA”) Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans,” would remain unchanged.

BENJAMIN FRANKLIN BANCORP, M.H.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Recent accounting pronouncements (concluded)

On September 30, 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) Emerging Issues Task Force (“EITF”) Issue No. 03-1-1 delaying the effective date of paragraphs 10-20 of EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, which provides guidance for determining the meaning of “other-than-temporarily impaired” and its application to certain debt and equity securities within the scope of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and investments accounted for under the cost method. The guidance requires that investments which have declined in value due to credit concerns or solely due to changes in interest rates must be recorded as other-than-temporarily impaired unless the Company can assert and demonstrate its intention to hold the security for a period of time sufficient to allow for a recovery of fair value up to or beyond the cost of the investment which might mean maturity. The delay of the effective date of EITF 03-1 will be superceded concurrent with the final issuance of proposed FSP Issue 03-1-a. Proposed FSP Issue 03-1-a is intended to provide implementation guidance with respect to all securities analyzed for impairment under paragraphs 10-20 of EITF 03-1. Management continues to closely monitor and evaluate how the provisions of EITF 03-1 and proposed FSP Issue 03-1-a will affect the Company.

2.	RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain average balances on hand or with the Federal Reserve Bank. At September 30, 2004 (unaudited), December 31, 2003 and 2002, these reserve balances amounted to $973, $6,760 and $4,703, respectively.

BENJAMIN FRANKLIN BANCORP, M.H.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

3.	SHORT-TERM INVESTMENTS

Short-term investments consist of the following:

	September 30,	December 31,
	2004	2003	2002
	(Unaudited)
Federal funds	$6,215	$16,031	$14,039
Bank Investment Liquidity Fund	577	4,937	23,825
Money market account	39	5	10

	$6,831	$20,973	$37,874

4.	SECURITIES

The amortized cost and fair value of securities with gross unrealized gains and losses follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
		(Unaudited)
September 30, 2004:
Securities available for sale:
U.S. Government and federal agency obligations	$37,691	$6	$(205)	$37,492
Mortgage-backed securities	53,869	56	(2,051)	51,874
Other bonds and obligations	5,086	1	(30)	5,057

	$96,646	$63	$(2,286)	$94,423

Securities held to maturity:
Mortgage-backed securities	$266	$5	$—	$271

BENJAMIN FRANKLIN BANCORP, M.H.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

SECURITIES (continued)

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2003:
Securities available for sale:
U.S. Government and federal agency obligations	$30,272	$91	$(16)	$30,347
Mortgage-backed securities	74,502	118	(2,321)	72,299

	$104,774	$209	$(2,337)	$102,646

Securities held to maturity:
Mortgage-backed securities	$386	$12	$—	$398

December 31, 2002:
Securities available for sale:
U.S. Government and federal agency obligations	$67,513	$72	$(3)	$67,582
State and municipal bonds	570	—	—	570
Mortgage-backed securities	26,376	160	(90)	26,446
Other bonds and obligations	3,536	180	—	3,716

Total debt securities	97,995	412	(93)	98,314
Bank Investment Fund	10,206	—	—	10,206

	$108,201	$412	$(93)	$108,520

Securities held to maturity:
Mortgage-backed securities	$986	$37	$—	$1,023

BENJAMIN FRANKLIN BANCORP, M.H.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

SECURITIES (continued)

The amortized cost and estimated fair value of debt securities, excluding mortgage-backed securities, by contractual maturity at September 30, 2004 (unaudited) and December 31, 2003 is as follows. Expected maturities will differ from contractual maturities on certain securities because of call or prepayment provisions.

	September 30, 2004		December 31, 2003
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
	(Unaudited)
Within 1 year	$16,632	$16,584	$6,134	$6,140
After 1 year through 5 years	26,145	25,965	23,418	23,482
After 10 years	—	—	720	725

	$42,777	$42,549	$30,272	$30,347

Proceeds from the sale of securities available for sale for the nine months ended September 30, 2004 and 2003 (unaudited) amounted to $2,015 and $17,123, respectively. Gross gains of $9 and $150, and gross losses of $1 and $37, were realized during the nine months ended September 30, 2004 and 2003 (unaudited), respectively.

Proceeds from the sale of securities available for sale during the years ended December 31, 2003, 2002 and 2001 amounted to $30,886, $110,420 and $64,995, respectively. Gross realized gains of $189, $1,823 and $1,344, and gross losses of $103, $254 and $3,873, were realized during the years ended December 31, 2003, 2002 and 2001, respectively.

BENJAMIN FRANKLIN BANCORP, M.H.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

SECURITIES (concluded)

Information pertaining to securities with gross unrealized losses at September 30, 2004 (unaudited) and December 31, 2003, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less Than Twelve Months		Over Twelve Months
	Gross		Gross
	Unrealized	Fair	Unrealized	Fair
	Losses	Value	Losses	Value
	(Unaudited)
September 30, 2004:
Federal agency obligations	$170	$30,417	$35	$6,054
Other bonds and obligations	30	4,559	—	—
Mortgage-backed securities	19	3,268	2,032	47,277

Total temporarily impaired securities	$219	$38,244	$2,067	$53,331

	Less Than Twelve Months		Over Twelve Months
	Gross		Gross
	Unrealized	Fair	Unrealized	Fair
	Losses	Value	Losses	Value
December 31, 2003:
Federal agency obligations	$16	$6,379	$—	$—
Mortgage-backed securities	2,295	63,998	26	867

Total temporarily impaired securities	$2,311	$70,377	$26	$867

At September 30, 2004 (unaudited) and December 31, 2003, the Company’s mortgage-backed securities have unrealized losses with an aggregate depreciation of 3.6% and 3.1%, respectively, from the amortized cost basis. Significant portions of these investments are in collateralized mortgage obligations, commonly referred to as CMOs. The unrealized losses will continue to exist as market interest rates rise above the purchase yield of the individual securities. Management’s intent is to hold these securities until maturity, as a core element of the total investment portfolio. The current CMO securities are all early-tranche investments thereby providing significant cash flows early in the life of the security. The issuers of the investments are the Federal Home Loan Mortgage Corporation (“FHLMC”) and the Federal National Mortgage Corporation (“FNMA”). The residential mortgage collateral, backing these investments and the guarantees of the federal agency issuers do not indicate that these declines are other than temporary.

BENJAMIN FRANKLIN BANCORP, M.H.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

5.	LOANS

A summary of the balances of loans follows:

	September 30,	December 31,
	2004	2003	2002
	(Unaudited)
Mortgage loans on real estate:
Residential	$244,363	$172,123	$165,007
Commercial	79,173	68,652	51,357
Construction	25,079	23,936	21,082
Home equity	21,883	18,171	16,507

	370,498	282,882	253,953

Other loans:
Commercial	4,972	5,559	6,552
Consumer	980	1,309	2,313
Passbook and stock-secured	899	910	844

	6,851	7,778	9,709

Total loans	377,349	290,660	263,662
Allowance for loan losses	(3,017)	(2,523)	(2,312)
Net deferred loan costs	1,184	725	583

Loans, net	$375,516	$288,862	$261,933

An analysis of the allowance for loan losses follows:

	Nine Months Ended
	September 30,		Years Ended December 31,
	2004	2003	2003	2002	2001
	(Unaudited)
Balance at beginning of year	$2,523	$2,312	$2,312	$1,177	$1,068
Provision for loan losses	470	300	625	1,412	51
Recoveries	33	101	123	142	90
Charge-offs	(9)	(63)	(537)	(419)	(32)

Balance at end of year	$3,017	$2,650	$2,523	$2,312	$1,177

BENJAMIN FRANKLIN BANCORP, M.H.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

LOANS (concluded)

The following is a summary of the impaired and non-accrual loans:

	September 30,	December 31,
	2004	2003	2002
	(Unaudited)
Total impaired loans with no valuation allowance	$357	$458	$462

Non-accrual loans	$357	$458	$—

Loans greater than 90 days delinquent and still accruing	$65	$5	$2

     No additional funds are committed to be advanced in connection with impaired loans.

	Nine Months Ended
	September 30,		Years Ended December 31,
	2004	2003	2003	2002	2001
	(Unaudited)
Average recorded investment in impaired loans	$429	$565	$594	$568	$354

Interest income recognized on a cash basis on impaired loans	$22	$25	$60	$30	$33

At September 30, 2004 (unaudited), December 31, 2003 and 2002, loans with a principal balance of $17,794, $23,590 and $22,915, respectively, were pledged to the Federal Reserve Bank of Boston as part of the Borrower-in-Custody advance program for which there are no outstanding advances as of September 30, 2004 (unaudited), December 31, 2003 and 2002.

6.	SERVICING

Loans serviced for others by the Bank amounted to $133,210, $131,845 and $127,316 at September 30, 2004 (unaudited), December 31, 2003 and 2002, respectively. All loans sold and serviced for others were sold without recourse provisions.

BENJAMIN FRANKLIN BANCORP, M.H.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

SERVICING (concluded)

Mortgage servicing rights included in other assets at September 30, 2004 (unaudited), December 31, 2003 and 2002 were $721, $862 and $889, respectively. The fair value of mortgage servicing rights was $1,021, $1,008 and $984 at September 30, 2004 (unaudited), December 31, 2003 and 2002, respectively. Information applicable to mortgage servicing rights is as follows:

	Nine Months
	Ended		Years Ended
	September 30,		December 31,
	2004	2003	2003	2002	2001
	(Unaudited)
Mortgage servicing rights capitalized	$282	$780	$865	$721	$721

Mortgage servicing rights amortized	$423	$732	$892	$535	$358

7.	PREMISES AND EQUIPMENT

A summary of the cost and accumulated depreciation of premises and equipment follows:

	September 30,	December 31,		Estimated
	2004	2003	2002	Useful Lives
	(Unaudited)
Premises:
Land	$4,357	$4,357	$4,357
Buildings and improvements	10,505	10,458	10,389	5 - 39 years
Equipment	4,657	4,114	3,959	2 - 10 years

	19,519	18,929	18,705
Less accumulated depreciation	(8,239)	(7,730)	(6,858)

	$11,280	$11,199	$11,847

Depreciation expense for the nine months ended September 30, 2004 and 2003 (unaudited) and years ended December 31, 2003, 2002 and 2001 amounted to $509, $673, $872, $1,008 and $688, respectively.

BENJAMIN FRANKLIN BANCORP, M.H.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

8.	DEPOSITS

A summary of deposit balances, by type, is as follows:

	September 30,	December 31,
	2004	2003	2002
	(Unaudited)
Demand deposits	$86,605	$85,681	$36,730
NOW	25,179	24,581	79,904
Regular and other savings	99,799	96,118	87,536
Money market deposits	54,390	50,094	44,177

Total non-certificate accounts	265,973	256,474	248,347

Term certificates less than $100,000	94,892	93,643	96,734
Term certificates of $100,000 or more	38,697	30,140	28,219

Total certificate accounts	133,589	123,783	124,953

Total deposits	$399,562	$380,257	$373,300

A summary of term certificate accounts by maturity is as follows:

	September 30, 2004		December 31, 2003		December 31, 2002
		Weighted		Weighted		Weighted
		Average		Average		Average
	Amount	Rate	Amount	Rate	Amount	Rate
	(Unaudited)
Within 1 year	$93,965	1.63%	$89,585	2.25%	$80,873	2.59%
Over 1 year to 3 years	34,618	2.91	28,633	3.47	35,462	3.99
Over 3 years to 5 years	5,006	3.13	5,565	2.75	8,618	3.87

	$133,589	2.02%	$123,783	2.55%	$124,953	3.07%

9.	SHORT-TERM BORROWINGS

Short-term borrowings consist of Federal Home Loan Bank (“FHLB”) advances maturing within one year at a weighted average rate of 1.68% at September 30, 2004 (unaudited). The advances are secured by a blanket lien on qualified collateral as described in Note 10.

BENJAMIN FRANKLIN BANCORP, M.H.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

10.	LONG-TERM DEBT

Long-term debt consists of the following:

	September 30,	December 31,
	2004	2003	2002
	(Unaudited)
FHLB advances	$46,000	$36,000	$36,000
Subordinated debt	9,000	9,000	9,000

	$55,000	$45,000	$45,000

FHLB Advances

     Additional information pertaining to FHLB advances at September 30, 2004 (unaudited) and December 31, 2003 and 2002 are as follows:

	September 30, 2004		December 31, 2003 and 2002
		Weighted		Weighted
		Average		Average
Maturity Date	Amount	Rate	Amount	Rate
	(Unaudited)
2007	$10,000	3.12%	$—	—%
2009*	6,000	4.91	6,000	4.91
2011*	30,000	4.38	30,000	4.38

	$46,000	4.18%	$36,000	4.47%

*	All advances are callable during the remaining period until maturity by the FHLB at its option and in its sole discretion.

The Bank also has an available line of credit with the FHLB at an interest rate that adjusts daily. At September 30, 2004 (unaudited), December 31, 2003 and 2002, borrowings under the line were limited to $500, none of which was outstanding.

Borrowings under the line are limited to 2% of the Bank’s total assets. All borrowings from the Federal Home Loan Bank are secured by a blanket lien on qualified collateral, defined principally as 75% of the carrying value of first mortgage loans on owner-occupied residential property and 90% of the market value of U.S. Government and federal agency securities. At September 30, 2004 (unaudited), December 31, 2003 and 2002 the carrying amount of assets qualifying as collateral for FHLB advances amounted to $223,956, $167,559 and $162,519, respectively.

BENJAMIN FRANKLIN BANCORP, M.H.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

LONG-TERM DEBT (concluded)

Subordinated Debt

During the fourth quarter of 2002, the Company raised net proceeds of $8.7 million in a sale of $9.0 million of subordinated debentures to Benjamin Franklin Capital Trust I (the “Trust”), a wholly-owned subsidiary of the Company. The Trust funded the purchase by participating in a pooled offering of 9,000 capital securities representing preferred ownership interests in the assets of the Trust with a liquidation value of $1,000 each. Using interest payments made by the Company on the debentures, the Trust will pay quarterly dividends to preferred security holders. The percentage rate of interest payable on the subordinated debentures and the cumulative dividends payable quarterly on the preferred securities is 6.94% for the first five years and thereafter will be at a rate equal to the three month Libor rate plus 3.45%. The Company has the option to defer interest payments on the subordinated debentures for up to five years and, accordingly, the Trust may defer dividend distributions for up to five years. The debentures and the preferred securities mature in November 2032 unless the Company elects and obtains regulatory approval to accelerate the maturity date to November 2007 or thereafter.

The outstanding preferred securities are classified as subordinated debt and may be included in regulatory Tier 1 capital (See Note 13), subject to a limitation that such amounts not exceed 25% of Tier 1 capital. At September 30, 2004 (unaudited), December 31, 2003 and 2002, subordinated debt aggregating $8,724, $8,945 and $8,321, respectively, is included in Tier 1 capital. Deferred debt financing costs are included in other assets and are amortized over the life of the debentures.

BENJAMIN FRANKLIN BANCORP, M.H.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

11. INCOME TAXES

     Allocation of the federal and state income taxes between current and deferred portions is as follows:

	Nine Months Ended
	September 30,		Years Ended December 31,
	2004	2003	2003	2002	2001
	(Unaudited)
Current tax provision (benefit):
Federal	$473	$752	$863	$1,304	$(546)
State	105	158	125	144	175

	578	910	988	1,448	(371)

Deferred tax provision (benefit):
Federal	27	(140)	(73)	(221)	977
State	16	(67)	(44)	(260)	(17)

	43	(207)	(117)	(481)	960
Change in valuation reserve	5	(52)	(52)	(524)	1,021

	48	(259)	(169)	(1,005)	1,981

Total tax provision	$626	$651	$819	$443	$1,610

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows:

	Nine Months Ended
	September 30,		Years Ended December 31,
	2004	2003	2003	2002	2001
	(Unaudited)
Statutory rate	34.0%	34.0%	34.0%	34.0%	34.0%
Increase (decrease) resulting from:
State taxes, net of federal tax	4.1	3.0	2.1	(2.4)	6.3
Change in valuation reserve	—	(2.5)	(2.1)	(16.7)	61.9
Officers’ life insurance	(1.8)	(2.1)	(3.4)	(0.5)	—
Change in estimate	(4.0)	—	—	—	—
Other, net	—	(0.3)	2.1	(0.3)	(4.7)

Effective tax rates	32.3%	32.1%	32.7%	14.1%	97.5%

BENJAMIN FRANKLIN BANCORP, M.H.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

INCOME TAXES (continued)

The components of the net deferred tax liability, included in other liabilities, are as follows:

	September 30,	December 31,
	2004	2003	2002
	(Unaudited)
Deferred tax liability:
Federal	$1,223	$1,153	$1,345
State	399	370	399

	1,622	1,523	1,744

Deferred tax asset:
Federal	(3,438)	(3,339)	(3,250)
State	(397)	(372)	(319)

	(3,835)	(3,711)	(3,569)
Valuation reserve	2,278	2,273	2,325

	(1,557)	(1,438)	(1,244)

Net deferred tax liability	$65	$85	$500

The tax effects of each type of income and expense item that give rise to deferred taxes are as follows:

	September 30,	December 31,
	2004	2003	2002
	(Unaudited)
Allowance for loan losses	$(1,150)	$(959)	$(852)
Employee benefit plans	(84)	(151)	(139)
Net unrealized gain/loss on securities available for sale	(189)	(121)	125
Depreciation and amortization	615	604	573
Net deferred loan costs	484	297	239
Mortgage servicing rights	295	353	364
Capital loss carryforward	(2,278)	(2,273)	(2,325)
Other, net	94	62	190

	(2,213)	(2,188)	(1,825)
Valuation reserve	2,278	2,273	2,325

	$65	$85	$500

At September 30, 2004 (unaudited) and December 31, 2003, the Company has a capital loss carryover of $6,701 and $6,684, respectively, available to offset future capital gains which expires in 2006. The change in the valuation reserve for the nine months ended September 30, 2004 (unaudited) and the year ended December 31, 2003 is due to the change in the capital loss carryforward.

BENJAMIN FRANKLIN BANCORP, M.H.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

INCOME TAXES (concluded)

The federal income tax reserve for loan losses at the Bank’s base year amounted to $3,055. If any portion of the reserve is used for purposes other than to absorb loan losses, approximately 150% of the amount actually used (limited to the amount of the reserve) would be subject to taxation in the year in which used. As the Bank intends to use the reserve only to absorb loan losses, a deferred tax liability of $1,253 has not been provided.

12.	COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are outstanding commitments which are not reflected in the accompanying consolidated financial statements.

Loan commitments

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and advance funds on outstanding lines-of-credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Bank’s exposure to credit loss is represented by the contractual amount of the commitments. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

At September 30, 2004 (unaudited), December 31, 2003 and 2002, the following financial instruments were outstanding whose contract amounts represent credit risk:

	September 30,	December 31,
	2004	2003	2002
	(Unaudited)
Commitments to grant loans	$7,055	$11,567	$16,123
Commitments to purchase loans	—	2,953	540
Unadvanced funds on construction loans	11,483	10,264	9,722
Unadvanced funds on home equity lines-of-credit	28,839	24,812	19,250
Unadvanced funds on commercial lines-of-credit	3,412	3,717	4,412
Unadvanced funds on personal lines-of-credit	2,158	2,200	2,443

BENJAMIN FRANKLIN BANCORP, M.H.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

COMMITMENTS AND CONTINGENCIES (concluded)

Loan commitments (concluded)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for lines-of-credit may expire without being drawn upon, therefore, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s credit worthiness on a case-by-case basis. Funds disbursed under commitments to grant loans and home equity lines-of-credit are primarily secured by real estate, and commercial lines-of-credit are generally secured by business assets. Personal lines-of-credit are unsecured.

Other commitments

As of September 30, 2004 (unaudited) and December 31, 2003, the Bank had entered into two purchase and sale agreements to sell two parcels of land, one located in Medway, Massachusetts for $450 and the other located in Wrentham, Massachusetts for $400.

Derivative financial instruments

The Bank uses rate-lock agreements with individual borrowers and investor loan sale commitments for mortgage banking activities. These transactions involve both credit and market risk.

From time to time, the Bank enters into rate lock agreements with individual borrowers which require the Bank to originate a loan at a specific interest rate upon completion of various underwriting requirements. In addition, the Bank generally enters into investor loan sale commitments which represent agreements to sell these loans to investors at a predetermined price. If the individual loan is not available for sale (i.e. the loan does not close), the Bank may fill the commitment with a similar loan, or pay a fee to terminate the contract.

At September 30, 2004 (unaudited), December 31, 2003 and 2002, the Bank had $557, $715 and $14,748, respectively, in loan commitments to sell mortgage loans under rate lock agreements with borrowers. At September 30, 2004 (unaudited), December 31, 2003 and 2002, the Bank had $557, $715 and $14,748, respectively, in outstanding investor loan sale commitments. The gain or loss related to these derivative financial instruments is not material.

Other contingencies

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company’s consolidated financial statements.

BENJAMIN FRANKLIN BANCORP, M.H.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

13.	MINIMUM REGULATORY CAPITAL REQUIREMENTS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Mutual holding companies are not covered by the prompt corrective action provisions of the capital guidelines.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined) to risk-weighted assets (as defined) and of Tier 1 capital to average assets (as defined). Management believes, as of September 30, 2004 (unaudited), December 31, 2003 and 2002, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

BENJAMIN FRANKLIN BANCORP, M.H.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

MINIMUM REGULATORY CAPITAL REQUIREMENTS (continued)

As of December 31, 2003, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed the Bank’s category. The Company’s and the Bank’s actual capital amounts and ratios as of September 30, 2004 (unaudited), December 31, 2003 and 2002 are also presented in the table.

					Minimum
					To Be Well
			Minimum		Capitalized Under
			Capital		Prompt Corrective
	Actual		Requirements		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
September 30, 2004 (Unaudited):
Total capital to risk weighted assets:
Consolidated	$40,298	12.7%	$25,476	8.0%	N/A	N/A
Bank	39,498	12.5	25,371	8.0	$31,714	10.0%
Tier 1 capital to risk weighted assets:
Consolidated	37,281	11.7	12,738	4.0	N/A	N/A
Bank	36,481	11.5	12,685	4.0	19,028	6.0
Tier 1 capital to average assets:
Consolidated	37,281	7.4	20,093	4.0	N/A	N/A
Bank	36,481	7.3	20,059	4.0	25,074	5.0
December 31, 2003:
Total capital to risk weighted assets:
Consolidated	$38,357	14.2%	$21,647	8.0%	N/A	N/A
Bank	37,717	13.9	21,647	8.0	$27,058	10.0%
Tier 1 capital to risk weighted assets:
Consolidated	35,779	13.2	10,823	4.0	N/A	N/A
Bank	35,194	13.0	10,823	4.0	16,235	6.0
Tier 1 capital to average assets:
Consolidated	35,779	7.8	18,461	4.0	N/A	N/A
Bank	35,194	7.6	18,416	4.0	23,020	5.0

BENJAMIN FRANKLIN BANCORP, M.H.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

MINIMUM REGULATORY CAPITAL REQUIREMENTS (concluded)

					Minimum
					To Be Well
			Minimum		Capitalized Under
			Capital		Prompt Corrective
	Actual		Requirements		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2002:
Total capital to risk weighted assets:
Consolidated	$36,276	13.8%	$20,988	8.0%	N/A	N/A
Bank	35,527	13.5	20,988	8.0	$26,235	10.0%
Tier 1 capital to risk weighted assets:
Consolidated	33,285	12.7	10,494	4.0	N/A	N/A
Bank	33,215	12.7	10,494	4.0	15,741	6.0
Tier 1 capital to average assets:
Consolidated	33,285	7.4	17,942	4.0	N/A	N/A
Bank	33,215	7.4	17,933	4.0	22,416	5.0

14.	EMPLOYEE BENEFIT PLANS

Pension plan

The Bank had provided pension benefits for eligible employees electing participation through the Savings Bank’s Employee Retirement Association’s (SBERA) Pension Plan (the “Plan”). Effective December 31, 2000, the Bank elected to curtail the pension plan subject to the Bank’s capital to assets ratio exceeding 7%. As the Bank exceeded the required capital ratio during the year ended December 31, 2002, a curtailment loss of $741 was recognized. Effective August 14, 2003, assets of the Plan were fully settled and allocated to the participants.

     401(k) plan

The Bank adopted a 401(k) savings plan, which provides for voluntary contributions by participating employees up to seventy-five percent of their compensation, subject to certain limitations. Under the terms of the plan, the Bank at its discretion will match two hundred percent of an employee’s contribution to the 401(k) plan subject to a maximum of 6% of the employee’s compensation. Total expense under the 401(k) plan for the nine months ended September 30, 2004 and 2003 (unaudited) and years ended December 31, 2003, 2002 and 2001, amounted to $279, $321, $437, $413 and $418, respectively.

BENJAMIN FRANKLIN BANCORP, M.H.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

EMPLOYEE BENEFIT PLANS (concluded)

Supplemental executive plan

The Bank has adopted a Supplemental Executive Retirement Plan, which provides for certain of the Bank’s executives to receive monthly benefits upon retirement, subject to certain limitations as set forth in the Plan. The present value of these future benefits is accrued over the executives’ terms of employment, and the expense for the nine months ended September 30, 2004 and 2003 (unaudited) and years ended December 31, 2003, 2002 and 2001 amounted to $78, $71, $101, $70 and $60, respectively.

Executive employment agreement

The Bank has entered into an Executive Employment Agreement with the President which expires on December 31, 2006 and provides for, among other things, an annual base salary and severance upon termination of employment. However, such employment may be terminated for cause, as defined, without incurring any continuing obligation. The agreement also provides for automatic extensions for one year on the anniversary date of the agreement.

15.	LOANS TO RELATED PARTIES

In the ordinary course of business, the Bank grants loans to its officers and directors and their affiliates as follows:

	Nine Months Ended	Years Ended December 31,
	September 30,
	2004	2003	2002
	(Unaudited)
Beginning balance	$2,563	$2,759	$2,477
Originations	369	1,216	1,338
Payments and change in status	(504)	(1,412)	(1,056)

Ending balance	$2,428	$2,563	$2,759

BENJAMIN FRANKLIN BANCORP, M.H.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

16.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Statement of Financial Accounting Standards No. SFAS 107, Disclosures about Fair Value of Financial Instruments, excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts of these instruments approximate fair values.

Securities: Fair values for securities, excluding restricted equity securities, are based on quoted market prices. The carrying value of restricted equity securities approximates fair value based on the redemption provisions of the issuers.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for residential mortgage loans and certain consumer loans are generally based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for commercial real estate and investment property mortgage loans, commercial and industrial loans and certain consumer loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-performing loans are estimated using the lower of underlying collateral values or cost.

BENJAMIN FRANKLIN BANCORP, M.H.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

FAIR VALUE OF FINANCIAL INSTRUMENTS (concluded)

Deposits: The fair values disclosed for non-certificate accounts are, by definition, equal to the amount payable on demand at the reporting date which is the carrying amount. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings: The carrying amounts of short-term borrowings approximate fair value.

Long-term debt: Fair values of long-term debt are estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

Accrued interest: The carrying amount of accrued interest approximates fair value.

Derivative financial instruments: Fair values of derivative financial instruments are based on the present value of the difference between the committed interest rate and the current interest rate for similar agreements, taking into account the remaining terms of the agreements.

Off-balance-sheet instruments: Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing. The fair value of these instruments is not material.

The estimated fair values, and related carrying amounts, of the Company’s financial instruments are as follows:

	September 30,		December 31,
	2004		2003		2002
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value
	(Unaudited)
Financial assets:
Cash and cash equivalents	$15,126	$15,126	$35,485	$35,485	$52,036	$52,036
Securities available for sale	94,423	94,423	102,646	102,646	108,520	108,520
Securities held to maturity	266	271	386	398	986	1,023
Restricted equity securities	6,862	6,862	7,222	7,222	5,222	5,222
Loans, net	375,516	374,133	288,862	288,535	261,933	279,443
Accrued interest receivable	1,495	1,495	1,388	1,388	1,299	1,299
Financial liabilities:
Deposits	399,562	399,816	380,257	381,479	373,300	374,518
Short-term borrowings	29,000	29,000	—	—	—	—
Long-term debt	55,000	58,036	45,000	46,461	45,000	47,852
Accrued interest payable	263	263	225	225	254	254
On-balance sheet derivative financial instruments:
Rate-lock agreements-(liability) asset	—	2	—	4	—	(87)
Investor loan sale commitments-asset (liability)	—	(2)	—	(4)	—	87

BENJAMIN FRANKLIN BANCORP, M.H.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

17.	SUBSEQUENT EVENTS

Stock Conversion

On October 28, 2004, the Board of Trustees of the Company adopted a Plan of Conversion (the “Plan”) whereby the Company will convert to a Massachusetts-chartered stock corporation known as Benjamin Franklin Bancorp, Inc. (the “Stock Holding Company”) and offer Stock Holding Company stock on a priority basis to qualifying depositors, tax-qualified employee plans, and employees, officers, directors and trustees of the Bank and the Company, with any remaining shares to be offered to the public in a direct community offering and possibly in a syndicated community offering (the “Conversion”).

As part of the Conversion, the Company will establish a liquidation account in an amount equal to the net worth of the Company as of the date of the latest consolidated balance sheet appearing in the final prospectus distributed in connection with the Conversion. The liquidation account will be maintained for the benefit of eligible account holders and supplemental eligible account holders who maintain their accounts at the Company after the Conversion. The liquidation account will be reduced annually to the extent that such account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases will not restore an account holder’s interest in the liquidation account. In the event of a complete liquidation, each eligible account holder will be entitled to receive balances for accounts then held.

Subsequent to the Conversion, the Company may not declare or pay dividends on, and may not repurchase, any of its shares of common stock if the effect thereof would cause stockholders’ equity to be reduced below applicable regulatory capital maintenance requirements or if such declaration, payment or repurchase would otherwise violate regulatory requirements.

Conversion costs will be deferred and reduce the proceeds from the shares sold in the Conversion. If the Conversion is not completed, all costs will be expensed. As of September 30, 2004, no Conversion costs have been incurred.

As part of the Conversion, the Bank intends to enter into employment agreements or change of control agreements with certain executive officers, which in the case of the President would replace his existing employment agreement. In addition, as part of the Conversion, the Bank intends to implement an employee stock ownership plan and other benefit and salary continuation plans for directors, officers and employees.

BENJAMIN FRANKLIN BANCORP, M.H.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Concluded)

(Dollars in Thousands)

SUBSEQUENT EVENTS (concluded)

Charitable Foundation

As part of the Conversion, the Company intends to form a charitable foundation (the “Foundation”) by donating to the Foundation a number of shares of its authorized but unissued common stock in an amount up to 8% of the lesser of (i) the number of shares actually sold in the Conversion or (ii) the number of shares that would have been sold at the midpoint of the estimated valuation range of the Conversion.

Merger Agreement

On September 1, 2004, the Company and the Bank signed an Agreement and Plan of Merger with Chart Bank, A Cooperative Bank (“Chart”), a Massachusetts-chartered stock bank located in Waltham, Massachusetts, whereby Chart, subject to the Company’s Conversion, will be acquired by the Company and merged into the Bank.

Upon completion of the Company’s Conversion, each share of Chart’s common stock issued and outstanding immediately prior to the merger shall be converted into, and shall be cancelled in exchange for, the right to receive 3.075 shares of the Company’s common stock or a cash amount equal to $30.75 per share of Chart’s common stock. The per share stock consideration assumes a $10 per share price for the Company’s common stock to be sold in the Conversion. In addition, each option to purchase Chart’s stock outstanding at the effective date of the merger, whether or not vested, shall be terminated and each grantee thereof shall be entitled to receive an amount of cash equal to the excess of the $30.75 per share cash consideration over the option exercise price.

The merger is subject to regulatory approval and satisfaction of certain closing conditions.

The Conversion and merger of Chart are expected to close on the same day and at substantially the same time, however, the Conversion is not conditioned upon the merger of Chart.

CHART BANK, A COOPERATIVE BANK

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Independent Auditors’ Report	G-2
Consolidated Balance Sheets as of September 30, 2004 (unaudited) and December 31, 2003 and 2002	G-3
Consolidated Statements of Income for the Nine Months Ended September 30, 2004 and 2003 (unaudited) and for the Years Ended December 31, 2003 and 2002	G-4
Consolidated Statements of Changes in Stockholders’ Equity for the Nine Months Ended September 30, 2004 and 2003 (unaudited) and for the Years Ended December 31, 2003 and 2002	G-5
Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2004 and 2003 (unaudited) and for the Years Ended December 31, 2003 and 2002	G-6
Notes to Consolidated Financial Statements	G-8

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of
Chart Bank, A Cooperative Bank
Waltham, Massachusetts

We have audited the accompanying consolidated balance sheets of Chart Bank, A Cooperative Bank and subsidiaries, as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chart Bank, A Cooperative Bank and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

WOLF & COMPANY, P.C.

Boston, Massachusetts
February 20, 2004, except for Note 13 as to which
     the date is September 1, 2004

CHART BANK, A COOPERATIVE BANK AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in Thousands)

	September 30,	December 31,
	2004	2003	2002
	(Unaudited)
ASSETS
Cash and due from banks	$35,808	$32,882	$33,663
Short-term investments	2,965	1,992	11,090

Total cash and cash equivalents	38,773	34,874	44,753

Securities available for sale, at fair value	3,669	5,404	16,506
Securities held to maturity, at amortized cost	31,826	23,965	13,026
Loans	177,325	141,547	124,501
Allowance for loan losses	(1,753)	(1,657)	(1,536)

Loans, net	175,572	139,890	122,965

Banking premises and equipment, net	2,171	2,400	2,594
Federal Home Loan Bank stock, at cost	1,662	1,060	1,060
Co-operative Central Bank deposit	536	536	536
Accrued interest receivable	966	816	779
Deferred income taxes	348	352	257
Other assets	738	557	456

	$256,261	$209,854	$202,932

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits	$215,972	$175,801	$170,279
Federal Home Loan Bank advances:
Short-term	11,000	5,202	4,000
Long-term	11,000	10,728	10,986
Mortgagors’ escrow accounts	417	307	280
Other liabilities	326	417	1,326

Total liabilities	238,715	192,455	186,871

Commitments and contingencies (Note 11)
Stockholders’ equity:
Preferred stock; $1 par value, 3,000,000 shares authorized; none issued	—	—	—
Common stock - Series B; $1 par value; 3,000,000 shares authorized; none issued	—	—	—
Common stock - Series A; $1 par value; 3,000,000 shares authorized; 1,420,000 shares issued and outstanding	1,420	1,420	1,420
Additional paid-in capital	11,575	11,575	11,575
Retained earnings	4,524	4,337	2,848
Accumulated other comprehensive income	27	67	218

Total stockholders’ equity	17,546	17,399	16,061

	$256,261	$209,854	$202,932

See accompanying notes to consolidated financial statements.

CHART BANK, A COOPERATIVE BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in Thousands)

	Nine Months Ended
	September 30,		Years Ended December 31,
	2004	2003	2003	2002
	(Unaudited)
Interest and dividend income:
Interest and fees on loans	$7,225	$6,747	$8,971	$9,573
Interest and dividends on securities:
Taxable interest on securities	667	775	990	1,218
Dividends on securities	57	24	31	39
Other interest income	57	75	99	203

Total interest and dividend income	8,006	7,621	10,091	11,033

Interest expense:
Interest on deposits	2,331	2,332	3,014	3,909
Interest on borrowed funds:
Short-term	178	126	148	153
Long-term	223	190	290	404

Total interest expense	2,732	2,648	3,452	4,466

Net interest income	5,274	4,973	6,639	6,567
Provision for loan losses	90	90	120	120

Net interest income, after provision for loan losses	5,184	4,883	6,519	6,447

Other income:
ATM service contract fees	1,368	1,344	1,755	1,437
Customer service fees	446	535	713	611
Loan brokerage fees	29	155	158	747
Gain on sale of banking premises	—	—	—	316
Net gain on sales and redemptions of securities	53	6	6	85
Miscellaneous income	20	8	33	74

Total other income	1,916	2,048	2,665	3,270

Operating expenses:
Salaries and employee benefits	2,775	2,430	3,279	3,711
Occupancy and equipment	927	958	1,260	1,261
Professional services	293	240	343	389
Advertising and marketing	268	187	242	371
Data processing	423	333	433	518
Merger expenses	382	—	—	—
Other general and administrative	568	658	849	940

Total operating expenses	5,636	4,806	6,406	7,190

Income before income taxes	1,464	2,125	2,778	2,527
Income tax provision	680	823	1,076	958

Net income	$784	$1,302	$1,702	$1,569

See accompanying notes to consolidated financial statements.

CHART BANK, A COOPERATIVE BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Nine Months Ended September 30, 2004 (Unaudited) and
Years Ended December 31, 2003 and 2002

(Dollars in Thousands)

					Accumulated
	Common Stock		Additional		Other	Total
			Paid-in	Retained	Comprehensive	Stockholders’
	Shares	Amount	Capital	Earnings	Income	Equity
Balance at December 31, 2001	1,420	$1,420	$11,575	$1,634	$351	$14,980

Comprehensive income:
Net income	—	—	—	1,569	—	1,569
Change in net unrealized gain/loss on securities available for sale, net of reclassification adjustment and tax effects	—	—	—	—	(133)	(133)

Total comprehensive income						1,436

Cash dividends declared ($.25 per share)	—	—	—	(355)	—	(355)

Balance at December 31, 2002	1,420	1,420	11,575	2,848	218	16,061

Comprehensive income:
Net income	—	—	—	1,702	—	1,702
Change in net unrealized gain/loss on securities available for sale, net of reclassification adjustment and tax effects	—	—	—	—	(151)	(151)

Total comprehensive income						1,551

Cash dividends declared ($.15 per share)	—	—	—	(213)	—	(213)

Balance at December 31, 2003	1,420	1,420	11,575	4,337	67	17,399

Comprehensive income:
Net income (unaudited)	—	—	—	784	—	784
Change in net unrealized gain/loss on securities available for sale, net of reclassification adjustment and tax effects (unaudited)	—	—	—	—	(40)	(40)

Total comprehensive income (unaudited)						744

Cash dividends declared ($.42 per share) (unaudited)	—	—	—	(597)	—	(597)

Balance at September 30, 2004 (unaudited)	1,420	$1,420	$11,575	$4,524	$27	$17,546

See accompanying notes to consolidated financial statements.

CHART BANK, A COOPERATIVE BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Thousands)

	Nine Months Ended
	September 30,		Years Ended December 31,
	2004	2003	2003	2002
	(Unaudited)
Cash flows from operating activities:
Net income	$784	$1,302	$1,702	$1,569
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	90	90	120	120
Gain on sale of banking premises	—	—	—	(316)
Net gain on sales and redemptions of securities	(53)	(6)	(6)	(85)
Depreciation and amortization	307	320	429	434
Deferred tax provision (benefit)	30	5	6	(49)
Net (increase) decrease in accrued interest receivable	(150)	(14)	(37)	71
Other, net	(243)	(928)	(961)	533

Net cash provided by operating activities	765	769	1,253	2,277

Cash flows from investing activities:
Activity in securities available for sale:
Maturities and redemptions	3,158	10,331	10,831	11,901
Sales	900	—	—	2,567
Purchases	(2,346)	—	—	(9,550)
Activity in securities held to maturity:
Maturities and redemptions	5,482	10,614	12,114	1,999
Purchases	(13,362)	(19,081)	(23,077)	(15,031)
Net loan (originations) principal payments	(21,770)	(8,404)	(17,045)	3,003
Purchase of loans	(14,002)	—	—	—
Purchase of banking premises and equipment	(78)	(197)	(235)	(405)
Proceeds from the sale of banking premises	—	—	—	475
Purchase of Federal Home Loan Bank stock	(602)	—	—	(73)

Net cash used by investing activities	(42,620)	(6,737)	(17,412)	(5,114)

(continued)

See accompanying notes to consolidated financial statements.

CHART BANK, A COOPERATIVE BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Concluded)

(Dollars in Thousands)

	Nine Months Ended
	September 30,		Years Ended December 31,
	2004	2003	2003	2002
	(Unaudited)
Cash flows from financing activities:
Net increase in deposits	40,171	1,948	5,522	24,730
Activity in Federal Home Loan Bank advances:
Net increase (decrease) in advances with maturities within three months	(5,202)	(4,000)	1,202	(1,004)
Proceeds from issuance of advances with maturities greater than three months	15,000	3,000	3,000	7,500
Repayments of advances with maturities greater than three months	(3,728)	(192)	(3,258)	(11,241)
Net change in mortgagors’ escrow accounts	110	49	27	(79)
Cash dividends paid on common stock	(597)	(213)	(213)	(355)

Net cash provided by financing activities	45,754	592	6,280	19,551

Net change in cash and cash equivalents	3,899	(5,376)	(9,879)	16,714
Cash and cash equivalents at beginning of period	34,874	44,753	44,753	28,039

Cash and cash equivalents at end of period	$38,773	$39,377	$34,874	$44,753

Supplemental cash flow information:
Interest paid on deposits	$2,326	$2,336	$3,015	$3,878
Interest paid on borrowed funds	394	315	439	564
Net income tax payments	654	862	1,139	1,281

See accompanying notes to consolidated financial statements.

CHART BANK, A COOPERATIVE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2004 and 2003 (Unaudited) and
Years Ended December 31, 2003 and 2002

(Dollars in Thousands)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation

The consolidated financial statements include the accounts of Chart Bank, A Cooperative Bank (the “Bank”) and its wholly-owned subsidiaries, Creative Strategic Solutions, Inc. (“CSSI”), which provides electronic commerce, electronic funds transfer, automated teller machine services and related consulting services, and Weston Street Securities Corporation, which buys, sells and holds securities. All significant intercompany balances and transactions have been eliminated in consolidation.

Unaudited interim financial statements

The consolidated financial statements and related notes as of September 30, 2004 and for the nine months ended September 30, 2004 and 2003 are unaudited. All adjustments, consisting of only normal recurring adjustments, which in the opinion of management are necessary for fair presentation of the financial information, have been made.

Business

The Bank is a full service community bank that provides financial services, through its three offices in Waltham and Newton, including a complete line of personal and consumer accounts as well as an extensive line of commercial loan services to accounts in eastern Massachusetts. In addition, the Bank, through its subsidiary CSSI, provides electronic commerce, electronic funds transfer, automated teller machine services and related consulting services to the financial services industry, while offering services and specific products to third parties throughout the United States.

Use of estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

CHART BANK, A COOPERATIVE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Reclassifications

Certain amounts in the 2002 consolidated financial statements have been reclassified to conform to the 2003 presentation.

Cash and cash equivalents

Cash equivalents include amounts due from banks and short-term investments, which consist of federal funds sold and investment in the Bank Investment Liquidity Fund. The Bank is required to maintain average balances on hand or with the Federal Reserve Bank. At September 30, 2004 (unaudited), December 31, 2003 and 2002, the required reserve balance amounted to $2,172, $1,160 and $1,080, respectively.

Securities

Securities that management has the positive intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost. All other securities are classified as available for sale and recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income/loss.

Discounts and premiums are recognized in income over the term of the securities, by the interest method. Gains and losses on disposition of securities are computed by the specific identification method.

Loans

The Bank grants mortgage and consumer loans to customers and a substantial portion of the loan portfolio is represented by mortgage loans in the Waltham and Newton areas. The ability of the Bank’s debtors to honor their contracts is dependent upon the real estate and economic sectors.

Loans are reported at their outstanding principal balances, adjusted for charge-offs, the allowance for loan losses, deferred loan origination fees or costs and loan purchase premiums.

Interest is not accrued on loans, including impaired loans, ninety days or more past due, unless the loan is well-secured and in process of collection. Past due status is based on contractual terms of the loan. Interest income previously accrued on such loans is reversed against current period income. In addition, interest collected is applied to principal when management is uncertain as to the collectibility of the principal balance. Net deferred loan costs/fees and purchase premiums are amortized over the life of the related loan on the interest method.

CHART BANK, A COOPERATIVE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loans (concluded)

Loans are considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impairment is measured on a loan by loan basis by the fair value of the collateral.

Allowance for loan losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to operations. Loan losses, including loan losses on impaired loans, are charged against the allowance when management believes the uncollectibility of the loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of known and inherent risks in the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of allocated, general and unallocated components. The allocated component relates to loans that are classified as either substandard or loss. For such loans that are also classified as impaired, an allowance is established when the collateral value of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating losses in the portfolio.

Banking premises and equipment

Land is carried at cost. Building, leasehold improvements and equipment are stated at cost, less accumulated depreciation and amortization, computed principally on the straight-line method over the estimated useful lives of the assets or the anticipated term of the lease, if shorter.

CHART BANK, A COOPERATIVE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted accordingly through the provision for income taxes. The Bank’s base amount of its federal income tax reserve for loan losses is a permanent difference for which there is no recognition of a deferred tax liability. However, the loan loss allowance maintained for financial reporting purposes is a temporary difference with allowable recognition of a related deferred tax asset, if it is deemed realizable.

Transfers of financial assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Advertising and marketing costs

Advertising and marketing costs are expensed as incurred.

Stock compensation plan

In accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” the Bank has elected to measure compensation cost for its stock option plan using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees,” whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Bank’s stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The pro forma impact of accounting for stock options granted in accordance with SFAS No. 123 was not material.

CHART BANK, A COOPERATIVE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale, are reported as a separate component of the stockholders’ equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income. The components of other comprehensive income/loss and related tax effects are as follows:

	Before-Tax	Tax	Net-of-Tax
	Amount	Effects	Amount
Nine months ended September 30, 2004 (unaudited)
Unrealized holding losses on securities available for sale	$(13)	$5	$(8)
Reclassification adjustment for gains realized in income	(53)	21	(32)

Other comprehensive loss	$(66)	$26	$(40)

Nine months ended September 30, 2003 (unaudited)
Unrealized holding losses on securities available for sale	$(201)	$81	$(120)
Reclassification adjustment for gains realized in income	(6)	2	(4)

Other comprehensive loss	$(207)	$83	$(124)

Year ended December 31, 2003
Unrealized holding losses on securities available for sale	$(246)	$99	$(147)
Reclassification adjustment for gains realized in income	(6)	2	(4)

Other comprehensive loss	$(252)	$101	$(151)

Year ended December 31, 2002
Unrealized holding losses on securities available for sale	$(136)	$54	$(82)
Reclassification adjustment for gains realized in income	(85)	34	(51)

Other comprehensive loss	$(221)	$88	$(133)

Recent accounting pronouncements

On June 30, 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R, “Share-Based Payment,” which is an Amendment of SFAS Nos. 123 and 95. SFAS No. 123R changes, among other things, the manner in which share-based compensation, such as stock options, will be accounted for by both public and non-public companies. SFAS No. 123R allows nonpublic entities, such as the Bank, to elect to measure compensation cost of awards of equity share options and similar instruments at intrinsic value through the date of settlement and therefore, is not expected to have a material impact on the Bank’s consolidated financial statements.

CHART BANK, A COOPERATIVE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Recent accounting pronouncements (concluded)

On September 30, 2004, the FASB issued FASB Staff Position (“FSP”) Emerging Issues Task Force (“EITF”) Issue No. 03-1-1 delaying the effective date of paragraphs 10-20 of EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, which provides guidance for determining the meaning of “other-than-temporarily impaired” and its application to certain debt and equity securities within the scope of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and investments accounted for under the cost method. The guidance requires that investments which have declined in value due to credit concerns or solely due to changes in interest rates must be recorded as other-than-temporarily impaired unless the Bank can assert and demonstrate its intention to hold the security for a period of time sufficient to allow for a recovery of fair value up to or beyond the cost of the investment which might mean maturity. The delay of the effective date of EITF 03-1 will be superceded concurrent with the final issuance of proposed FSP Issue 03-1-a. Proposed FSP Issue 03-1-a is intended to provide implementation guidance with respect to all securities analyzed for impairment under paragraphs 10-20 of EITF 03-1. Management continues to closely monitor and evaluate how the provisions of EITF 03-1 and proposed FSP Issue 03-1-a will affect the Bank.

2.	SECURITIES

The amortized cost, gross unrealized gains and losses and fair value of securities follows. At December 31, 2003 and 2002, all securities consisted of federal agency obligations.

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
September 30, 2004 (unaudited)
Securities available for sale:
Federal agency obligations	$2,009	$26	$—	$2,035
Marketable equity securities	1,614	59	(39)	1,634

Total securities available for sale	$3,623	$85	$(39)	$3,669

Securities held to maturity:
Federal agency obligations	$31,826	$66	$(150)	$31,742

CHART BANK, A COOPERATIVE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

SECURITIES (continued)

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2003
Securities available for sale	$5,292	$112	$—	$5,404

Securities held to maturity	$23,965	$113	$(118)	$23,960

December 31, 2002
Securities available for sale	$16,142	$364	$—	$16,506

Securities held to maturity	$13,026	$146	$—	$13,172

The carrying value and estimated fair value of debt securities by contractual maturity at September 30, 2004 (unaudited) and December 31, 2003, follows. Expected maturities may differ from contractual maturities because the issuer may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale		Held to Maturity
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
September 30, 2004 (unaudited)
Within 1 year	$1,500	$1,514	$—	$—
Over 1 year to 2 years	509	521	17,019	16,967
Over 2 years to 5 years	—	—	14,807	14,775

	$2,009	$2,035	$31,826	$31,742

December 31, 2003
Within 1 year	$3,777	$3,826	$—	$—
Over 1 year to 2 years	1,515	1,578	3,002	3,051
Over 2 years to 5 years	—	—	20,963	20,909

	$5,292	$5,404	$23,965	$23,960

CHART BANK, A COOPERATIVE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

SECURITIES (concluded)

Proceeds from the sales of securities for the nine months ended September 30, 2004 (unaudited) amounted to $900, which realized gross gains of $54 and gross losses of $4. There were no sales of securities in 2003. Proceeds from sales of securities available for sale for the year ended December 31, 2002 amounted to $2,567, which realized gross gains of $68 and no losses.

At September 30, 2004 (unaudited), December 31, 2003 and 2002, securities with a fair value of $6,559, $5,775 and $4,867, respectively, were pledged to secure municipal deposits, the Bank’s treasury, tax and loan account and funds advanced under the Federal Reserve borrowing agreement. (See Note 6.)

At September 30, 2004 (unaudited), five marketable equity securities with a fair value of $173 had unrealized losses of $39 or 5% of cost. These unrealized losses have existed for less than twelve months and relate principally to the financial services industry. No credit issues have been identified that cause management to believe the declines are other-than-temporary.

At September 30, 2004 (unaudited), eleven securities held to maturity with a fair value of $10,941 had unrealized losses of $110 or 1% of amortized cost in a continuous loss position for over twelve months. At September 30, 2003 (unaudited), twelve securities held to maturity with a fair value of $7,056 had unrealized losses of $40 or 1% of amortized cost in a continuous loss position for less than twelve months. The declines in value are due principally to the effect that rising interest rates have on the value of the securities. The securities are issued by government agencies, therefore impairment is not deemed to be other-than-temporary.

At December 31, 2003, eleven securities held to maturity with a fair value of $11,950 had unrealized losses of $118, or 1% of amortized cost. All of these securities had been in a continuous loss position for less than twelve months. The decline in value is due principally to the effect that rising interest rates have on the value of the securities. The securities are issued by government agencies, therefore impairment is not deemed to be other-than-temporary.

CHART BANK, A COOPERATIVE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

3.	LOANS

The composition of the balance of loans follows:

		December 31,
	September 30,
	2004	2003	2002
	(Unaudited)
Real estate mortgage loans:
Residential	$57,696	$31,113	$29,015
Home equity lines-of-credit	6,881	6,462	4,640
Commercial	99,614	91,774	83,652
Construction loans	8,225	6,498	3,327

	172,416	135,847	120,634

Commercial loans:
Secured	4,029	3,913	3,182
Unsecured	95	512	255

	4,124	4,425	3,437

Consumer loans:
Consumer share secured	132	741	61
Other consumer	209	429	338

	341	1,170	399

Total loans	176,881	141,442	124,470

Allowance for loan losses	(1,753)	(1,657)	(1,536)
Net deferred loan origination costs	200	105	31
Net loan purchase premiums	244	—	—

Loans, net	$175,572	$139,890	$122,965

An analysis of the allowance for loan losses follows:

	Nine Months Ended		Years Ended
	September 30,		December 31,
	2004	2003	2003	2002
	(Unaudited)
Balance at beginning of period	$1,657	$1,536	$1,536	$1,387
Provision for loan losses	90	90	120	120
Recoveries	12	6	6	60
Charge-offs	(6)	(5)	(5)	(31)

Balance at end of period	$1,753	$1,627	$1,657	$1,536

CHART BANK, A COOPERATIVE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

LOANS (concluded)

At September 30, 2004 (unaudited), impaired and non-accrual loans amounted to $119. For the nine months ended September 30, 2004 and 2003 (unaudited), the average balance of impaired loans was $89 and $10, respectively, and $10 and $0, respectively, in interest income was recognized on impaired loans on the cash basis during the period they were impaired.

At December 31, 2003, impaired and non-accrual loans amounted to $120. For the year ended December 31, 2003, the average balance of impaired loans was $40 and $1 in interest income was recognized on impaired loans on the cash basis during the period they were impaired. There were no non-accrual or impaired loans at or for the year ended December 31, 2002.

At September 30, 2004 (unaudited) and December 31, 2003 and 2002, accruing loans past due greater than ninety days amounted to $25, 93 and $25, respectively.

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balance of mortgage loans serviced for others was $10,475, $10,553 and $10,945 at September 30, 2004 (unaudited), December 31, 2003 and 2002, respectively. Loans sold did not contain recourse provisions.

4.	BANKING PREMISES AND EQUIPMENT

A summary of the cost and accumulated depreciation and amortization of banking premises and equipment follows:

		December 31,
	September 30,			Estimated
	2004	2003	2002	Useful Lives
	(Unaudited)
Banking premises:
Land	$380	$380	$380
Building and improvements	1,181	1,181	1,181	10-35 years
Leasehold improvements	671	665	653	10 years
Furniture, fixtures and equipment	2,862	2,790	2,578	3-10 years

	5,094	5,016	4,792
Less accumulated depreciation and amortization	(2,923)	(2,616)	(2,198)

	$2,171	$2,400	$2,594

Depreciation and amortization expense for the nine months ended September 30, 2004 and 2003 (unaudited) and the years ended December 31, 2003 and 2002 amounted to $307, $320, $429 and $434, respectively.

CHART BANK, A COOPERATIVE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

5.	DEPOSITS

A summary of deposit balances by type follows:

		December 31,
	September 30,
	2004	2003	2002
	(Unaudited)
Demand deposits	$33,205	$30,458	$27,701
NOW accounts	11,266	9,601	9,384
Money market deposits	64,383	50,977	49,848
Other savings accounts	14,630	21,479	18,988

Total non-certificate accounts	123,484	112,515	105,921

Term certificates less than $100	48,762	32,013	38,094
Term certificates of $100 or more	43,726	31,273	26,264

Total certificate accounts	92,488	63,286	64,358

	$215,972	$175,801	$170,279

A summary of term certificates by maturity at follows:

	September 30,		December 31,
	2004		2003		2002
		Weighted		Weighted		Weighted
		Average		Average		Average
	Amount	Rate	Amount	Rate	Amount	Rate
	(Unaudited)
Within 1 year	$17,359	1.99%	$20,600	1.71%	$23,020	2.36%
Over 1 year to 3 years	70,041	2.72	39,684	2.89	39,859	4.05
Over 3 years to 5 years	5,088	3.59	3,002	3.38	1,479	5.48

	$92,488	2.64%	$63,286	2.53%	$64,358	3.48%

CHART BANK, A COOPERATIVE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

6.	BORROWED FUNDS

Borrowed funds consist of advances from the Federal Home Loan Bank of Boston (“FHLB”). Short-term advances mature within one year and have a weighted average interest rate of 2.20%, 1.24% and 1.56% at September 30, 2004 (unaudited), December 31, 2003 and 2002, respectively. Long-term advances are as follows:

	September 30,		December 31,
	2004		2003		2002
		Weighted		Weighted		Weighted
		Average		Average		Average
	Amount	Rate	Amount	Rate	Amount	Rate
	(Unaudited)
Fixed-rate advances maturing:
2003	$—	—%	$—	—%	$5,000	3.25%
2004	2,000	4.25	5,500	3.91	5,500	3.91
2005	4,000	1.44	—	—	—	—
2006	2,000	2.82	2,000	2.82	—	—
2008	3,000	3.79	3,000	3.79	—	—
Amortizing advance, due September 30, 2004, requiring monthly principal and interest of $23,500	—	—	228	6.38	486	6.38

	$11,000	2.84%	$10,728	3.73%	$10,986	3.72%

At September 30, 2004 (unaudited), December 31, 2003 and 2002, the Bank’s unadvanced Ideal Way line of credit available from the FHLB amounted to $2,389, $187 and $2,389, respectively, at an interest rate that adjusts daily. All FHLB borrowings are secured primarily by a blanket lien on the Bank’s unencumbered residential real estate loan portfolio and at September 30, 2004 (unaudited), December 31, 2003 and 2002, $45,148, $27,793 and $11,265, respectively, in commercial real estate loans in accordance with the FHLB’s products policy.

The Bank also maintains a borrowing agreement with the Federal Reserve Bank of Boston at an interest rate that adjusts daily. Advances are limited to the amount of collateral pledged. At September 30, 2004 (unaudited), December 31, 2003 and 2002, certain federal agency obligations are pledged as collateral under this agreement and no advances are outstanding.

CHART BANK, A COOPERATIVE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

7.	INCOME TAXES

The allocation of income taxes between current and deferred portions is as follows:

	Nine Months Ended
	September 30,		Years Ended December 31,
	2004	2003	2003	2002
	(Unaudited)
Current tax provision:
Federal	$533	$621	$872	$845
State	117	197	198	162

	650	818	1,070	1,007

Deferred tax provision (benefit):
Federal	22	4	5	(37)
State	8	1	1	(12)

	30	5	6	(49)

	$680	$823	$1,076	$958

For the nine months ended September 30, 2004 and 2003 (unaudited), and years ended December 31, 2003 and 2002, the reason for the difference between the statutory federal income tax rate of 34% and the effective rates of 46.4%, 38.7%, 38.7% and 37.9%, respectively, is state taxes, net of federal tax benefit and, for the nine months ended September 30, 2004 (unaudited), a 6.6% increase in the effective tax rate due to non-tax deductible merger expenses.

The components of the net deferred tax asset are as follows:

		December 31,
	September 30,
	2004	2003	2002
	(Unaudited)
Deferred tax asset:
Federal	$534	$504	$467
State	184	174	161

	718	678	628

Deferred tax liability:
Federal	(277)	(247)	(289)
State	(93)	(79)	(82)

	(370)	(326)	(371)

Net deferred tax asset	$348	$352	$257

CHART BANK, A COOPERATIVE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

INCOME TAXES (concluded)

The tax effects of each type of income and expense item that gives rise to deferred taxes are as follows:

		December 31,
	September 30,
	2004	2003	2002
	(Unaudited)
Cash basis of accounting	$(4)	$(3)	$(4)
Net unrealized gain on securities available for sale	(19)	(45)	(146)
Depreciation and amortization	(62)	(32)	(9)
Deferred income	(78)	(43)	(13)
Allowance for loan losses	511	474	430
Other	—	1	(1)

Net deferred tax asset	$348	$352	$257

A summary of the change in the net deferred tax asset is as follows:

	Nine Months Ended		Years Ended
	September 30,		December 31,
	2004	2003	2003	2002
	(Unaudited)
Balance at beginning of period	$352	$257	$257	$120
Deferred tax (provision) benefit	(30)	(5)	(6)	49
Change in deferred tax effect of net unrealized gain/loss on securities available for sale	26	83	101	88

Balance at end of period	$348	$335	$352	$257

There was no valuation reserve required during the nine months ended September 30, 2004 and 2003 (unaudited) and years ended December 31, 2003 and 2002.

CHART BANK, A COOPERATIVE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

8.	EMPLOYEE BENEFIT PLAN

The Bank has a 401(k) Plan whereby each employee reaching the age of 21 and having completed six months of service automatically becomes a participant in the Plan. Employees may contribute up to 15% of their compensation subject to certain limits based on federal tax laws. The Bank may make discretionary matching contributions each Plan year proportionate to the employee’s contribution up to 4% of the employee’s compensation. The Bank’s contributions vest 20% per year of service and are fully vested after five years. For the nine months ended September 30, 2004 and 2003 (unaudited) and years ended December 31, 2003 and 2002, expense attributable to the Plan amounted to $61, $58, $78 and $90, respectively.

9.	MINIMUM REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of September 30, 2004 (unaudited), December 31, 2003 and 2002, that the Bank met all capital adequacy requirements to which it is subject.

CHART BANK, A COOPERATIVE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

MINIMUM REGULATORY CAPITAL REQUIREMENTS (concluded)

As of September 30, 2004 (unaudited) and December 31, 2003, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed the Bank’s category. The Bank’s actual capital amounts and ratios as of September 30, 2004 (unaudited), December 31, 2003 and 2002 are also presented in the table.

					Minimum
					To Be Well
			Minimum		Capitalized Under
			Capital		Prompt Corrective
	Actual		Requirements		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
September 30, 2004 (unaudited)
Total capital (to risk weighted assets)	$19,281	12.0%	$12,904	8.0%	$16,130	10.0%
Tier 1 capital (to risk weighted assets)	17,519	10.9	6,452	4.0	9,678	6.0
Tier 1 capital (to average assets)	17,519	6.8	10,377	4.0	12,971	5.0
December 31, 2003
Total capital (to risk weighted assets)	$18,989	12.4%	$12,274	8.0%	$15,343	10.0%
Tier 1 capital (to risk weighted assets)	17,332	11.3	6,137	4.0	9,206	6.0
Tier 1 capital (to average assets)	17,332	8.4	8,279	4.0	10,349	5.0
December 31, 2002
Total capital (to risk weighted assets)	$17,379	11.9%	$11,737	8.0%	$14,672	10.0%
Tier 1 capital (to risk weighted assets)	15,843	10.8	5,869	4.0	8,803	6.0
Tier 1 capital (to average assets)	15,843	7.9	8,007	4.0	10,009	5.0

CHART BANK, A COOPERATIVE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

10.	STOCK OPTION PLAN

During 1996 and amended in 2000, the Bank adopted a stock option plan for the benefit of employees of the Bank covering 142,000 shares of common stock, all of which were granted by the end of 2000. At September 30, 2004 (unaudited), December 31, 2003, 2002 and 2001, there were 137,000 options outstanding. The exercise period for all options is ten years and the exercise price is $10 per share, adjusted for stock splits and dividends in stock. The options vest over periods up to five years from the date of grant. At September 30, 2004 (unaudited), December 31, 2003 and 2002, 126,200, 120,200 and 106,800 options, respectively, were exercisable. At September 30, 2004 (unaudited) and December 31, 2003, the weighted average remaining contractual life of outstanding options was 3.8 and 4.6 years, respectively.

11.	COMMITMENTS AND CONTINGENCIES

General

In the ordinary course of business, various legal claims arise from time to time and, in the opinion of management, these claims will have no material effect on the Bank’s consolidated financial statements.

Employment and consulting agreements

The Bank has entered into an employment and consulting agreement with the former Chief Executive Officer of the Bank and an employment agreement with the current Chief Executive Officer for periods of not less than three years. The agreements generally provide for a specified minimum annual salary, which may be increased at the discretion of the Bank’s Board of Directors, and continuation of benefits currently received. The agreements provide for certain lump sum severance payments within a one-year period following a “change in control,” as defined in the agreements. (See Note 13.)

Loan commitments

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and advance funds on home equity and commercial lines-of-credit and construction loans and standby letters-of-credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The Bank’s exposure to credit loss is represented by the contractual amount or unpaid principal balance of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

CHART BANK, A COOPERATIVE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

COMMITMENTS AND CONTINGENCIES (continued)

Loan commitments (concluded)

The contract amount of financial instruments which represent credit risk are as follows:

	September 30,	December 31,
	2004	2003	2002
	(Unaudited)
Commitments to grant loans	$8,623	$12,176	$1,134
Unadvanced funds on home equity lines-of-credit	6,637	4,988	4,637
Unadvanced funds on commercial lines-of-credit	11,803	7,714	6,428
Unadvanced funds on construction loans	4,601	2,749	2,411
Standby letters-of-credit	618	542	232

Commitments to grant loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for home equity and commercial lines-of-credit may expire without being drawn upon, therefore, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s credit worthiness on a case-by-case basis and these financial instruments are generally collateralized by real estate or other assets.

Standby letters-of-credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those letters-of-credit are primarily issued to support public and private borrowing arrangements. Essentially all letters-of-credit issued have expiration dates within one year. The credit risk involved in issuing letters-of-credit is essentially the same as that involved in extending loan facilities to customers. The Bank collateralizes those commitments for which collateral is deemed necessary.

Lease commitments

Pursuant to the terms of lease agreements in effect at the dates noted, pertaining to banking premises, future minimum rent commitments are as follows:

Year Ending	September 30,	December 31,
December 31,	2004	2003
	(Unaudited)
2004	$75	$319
2005	150	233
2006	138	138
2007	138	138
2008	34	34

	$535	$862

CHART BANK, A COOPERATIVE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

COMMITMENTS AND CONTINGENCIES (concluded)

Lease commitments (concluded)

In addition to the minimum rental payments, the leases contain renewal options for up to forty years. The cost of such options is not included above. Rent expense for the nine months ended September 30, 2004 (unaudited) and 2003 and years ended December 31, 2003 and 2002 amounted to $240, $240, $320 and $323, respectively.

The Bank leases an office from a director of the Bank. At September 30, 2004 (unaudited) and December 31, 2003, future minimum rent commitments, included in the table above, total $481 and $584, respectively, through 2008. The lease contains renewal options for four additional ten year periods. Rent expense under this lease for the nine months ended September 30, 2004 and 2003 (unaudited) and years ended December 31, 2003 and 2002 amounted to $103, $103, $139 and $139, respectively.

12.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Bank’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Certain financial instruments and all nonfinancial instruments are excluded from disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Bank.

The following methods and assumptions were used by the Bank in estimating fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts of cash, due from banks and short-term investments approximate fair values.

Securities: Fair values are based on quoted market prices.

FHLB stock: The carrying value of FHLB stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank of Boston.

CHART BANK, A COOPERATIVE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

FAIR VALUE OF FINANCIAL INSTRUMENTS (concluded)

Loans: For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms, adjusted for credit risk.

Accrued interest: The carrying amounts of accrued interest approximate fair values.

Deposits: The fair values for non-certificate accounts are, by definition, equal to the amount payable on demand at the reporting date which is the carrying amount. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

FHLB advances: The fair value of FHLB advances is estimated using discounted cash flow analyses based on the Bank’s current incremental borrowing rates for similar types of borrowing arrangements.

Off-balance-sheet instruments: Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing. The estimated fair values of off-balance-sheet instruments are immaterial.

The estimated fair values, and related carrying amounts, of the Bank’s financial instruments are as follows:

	September 30,		December 31,
	2004		2003		2002
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value
	(Unaudited)
Financial assets:
Cash and cash equivalents	$38,773	$38,773	$34,874	$34,874	$44,753	$44,753
Securities available for sale	3,669	3,669	5,404	5,404	16,506	16,506
Securities held to maturity	31,826	31,742	23,965	23,960	13,026	13,172
FHLB stock	1,662	1,662	1,060	1,060	1,060	1,060
Loans, net	175,572	175,749	139,890	144,079	122,965	130,729
Accrued interest receivable	966	966	816	816	779	779
Financial liabilities:
Deposits	215,972	215,717	175,801	176,409	170,279	171,045
FHLB advances	22,000	21,938	15,930	15,941	14,986	15,162

CHART BANK, A COOPERATIVE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

13.	MERGER AGREEMENT

On September 1, 2004, the Bank signed an Agreement and Plan of Merger with Benjamin Franklin Bancorp, MHC (Benjamin Franklin Bancorp), a Massachusetts-chartered mutual holding company, and Benjamin Franklin Savings Bank (Benjamin Franklin Bank), a Massachusetts-chartered savings bank and wholly-owned subsidiary of Benjamin Franklin Bancorp. Benjamin Franklin Bancorp and Benjamin Franklin Bank are located in Franklin, Massachusetts. Benjamin Franklin Bancorp will convert from mutual to stock form pursuant to a plan of conversion. The Bank will merge with Benjamin Franklin Bank, with Benjamin Franklin Bank as the surviving bank.

Each share of the Bank’s common stock issued and outstanding immediately prior to the merger shall be converted into, and shall be cancelled in exchange for, the right to receive 3.075 shares of Benjamin Franklin Bancorp common stock or a cash amount equal to $30.75 per share of the Bank’s common stock. The per share stock consideration assumes a $10 per share price for Benjamin Franklin Bancorp’s common stock to be sold in the mutual-to-stock conversion.

In addition, each option to purchase Chart Bank stock outstanding at the effective date of the merger, whether or not vested, shall be terminated and each grantee thereof shall be entitled to receive an amount of cash equal to the excess of the $30.75 per share cash consideration over the option exercise price.

The Bank’s employment agreements with the former and current Chief Executive Officer will terminate upon completion of the merger.

The merger is subject to regulatory approval and satisfaction of certain closing conditions.

Merger expenses incurred through September 30, 2004 (unaudited) amounted to $382.

14.	SEGMENT REPORTING

The Bank has two reportable segments, its traditional banking business and the operations of CSSI (see Note 1).

CHART BANK, A COOPERATIVE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in Thousands)

SEGMENT REPORTING (continued)

Information about reportable segments, and reconciliation of such information to the consolidated financial statements at or for the periods ended follows:

			Intersegment	Consolidated
	Bank	CSSI	Elimination	Totals
September 30, 2004 (unaudited)
Net interest income (loss)	$5,274	$(351)	$351	$5,274
Other revenue - external customers	548	1,368	—	1,916
Depreciation and amortization	307	—	—	307
Provision for loan losses	90	—	—	90
Income tax provision	422	258	—	680
Profit (loss)	412	372	—	784
Assets	261,334	38,835	(43,908)	256,261
Expenditures for additions to premises and equipment	78	—	—	78
September 30, 2003 (unaudited)
Net interest income	$4,973	$(334)	$334	$4,973
Other revenue - external customers	704	1,344	—	2,048
Depreciation and amortization	320	—	—	320
Provision for loan losses	90	—	—	90
Income tax provision	551	272	—	823
Profit (loss)	911	391	—	1,302
Assets	207,569	31,313	(35,178)	203,704
Expenditures for additions to premises and equipment	197	—	—	197
December 31, 2003
Net interest income	$6,639	$(433)	$433	$6,639
Other revenue - external customers	910	1,755	—	2,665
Depreciation and amortization	429	—	—	429
Provision for loan losses	120	—	—	120
Income tax provision	718	358	—	1,076
Profit (loss)	1,187	515	—	1,702
Assets	214,124	33,112	(37,382)	209,854
Expenditures for additions to premises and equipment	235	—	—	235
December 31, 2002
Net interest income	$6,567	$(515)	$515	$6,567
Other revenue - external customers	1,833	1,437	—	3,270
Depreciation and amortization	434	—	—	434
Provision for loan losses	120	—	—	120
Income tax provision	778	180	—	958
Profit (loss)	1,310	259	—	1,569
Assets	206,117	30,770	(33,955)	202,932
Expenditures for additions to premises and equipment	405	—	—	405

CHART BANK, A COOPERATIVE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Concluded)

(Dollars in Thousands)

SEGMENT REPORTING (concluded)

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Bank evaluates performance based on net income.

The Bank’s reportable segments are strategic business units that offer different products and services. They are managed separately because each segment appeals to different markets and, accordingly, requires different technology and marketing strategies.

The Bank derives a majority of its revenues from interest income and the chief operating decision maker relies primarily on net interest revenue to assess the performance of the segments and make decisions about resources to be allocated to the segment. Therefore, the segments are reported using net interest income. Other revenue represents noninterest income.

The Bank does not have operating segments other than those reported and does not have a single external customer from which it derives 10 percent or more of its revenues and operates in one geographical area.

AGREEMENT AND PLAN OF MERGER

DATED AS OF SEPTEMBER 1, 2004

AMONG

BENJAMIN FRANKLIN BANCORP, M.H.C.,

BENJAMIN FRANKLIN SAVINGS BANK

AND

CHART BANK, A COOPERATIVE BANK

AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER, dated as of September 1, 2004 (this “AGREEMENT”), by and among Benjamin Franklin Bancorp, M.H.C. (“BANCORP”), Benjamin Franklin Savings Bank (“BANCORP BANK”) and Chart Bank, A Cooperative Bank (“CHART”). Capitalized terms used but not defined in the Recitals to this Agreement shall have the meanings defined in Section 1.1.

RECITALS

          WHEREAS, Chart is a Massachusetts chartered co-operative bank in stock form, having its principal place of business in Waltham, Massachusetts;

          WHEREAS, Bancorp is a Massachusetts chartered mutual holding company, having its principal place of business in Franklin, Massachusetts;

          WHEREAS, the Boards of Bancorp, Bancorp Bank and Chart have each determined that it is advisable and in the best interests of their respective companies (and, with respect to Chart, its stockholders) for Chart to merge with and into Bancorp Bank, subject to the terms and conditions set forth herein;

          WHEREAS, Bancorp will convert from mutual to stock form pursuant to a plan of conversion;

          WHEREAS, Bancorp Bank is a direct, wholly-owned subsidiary of Bancorp;

          WHEREAS, Chart will merge with Bancorp Bank, with Bancorp Bank as the surviving bank;

          WHEREAS, as a condition and inducement to Bancorp to enter into this Agreement, each person listed on Exhibit A to this Agreement (“SHAREHOLDER”) is entering into an agreement, simultaneously with the execution of this Agreement, in the form of Exhibit B hereto (collectively, the “VOTING AGREEMENTS”) pursuant to which each such Shareholder has agreed, among other things, to vote the Shareholder’s shares of Chart Common Stock in favor of this Agreement and the transactions contemplated hereby;

          WHEREAS, as a condition and inducement to Bancorp to enter into this Agreement, each director of Chart is entering into an agreement, simultaneously with the execution of this Agreement, in the form of Exhibit C hereto (collectively, the “RELEASE AGREEMENTS”) pursuant to which each such director has agreed to release Chart and any successors in interest from claims as specified therein.

          WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the business combination transactions described in this Agreement and to prescribe certain conditions thereto;

          NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I.
DEFINITIONS; DISCLOSURE

          1.1. CERTAIN DEFINITIONS. The following terms are used in this Agreement with the meanings set forth below:

          “ACQUISITION PROPOSAL” shall mean (x) a bona fide proposal by any person (other than Bancorp or any subsidiary of Bancorp) to Chart or its stockholders to engage in a Change in Control Transaction, (y) a public statement by any person (other than Bancorp or any subsidiary of Bancorp) to Chart or its stockholders of such person’s intention to make a proposal to engage in a Change in Control Transaction if this Agreement terminates or (z) the filing by any person (other than Bancorp or any subsidiary of Bancorp) of an application or notice with any Governmental Authority to engage in a Change in Control Transaction.

          “AGGREGATE CASH CONSIDERATION” shall be the product of the number of shares of Chart Common Stock outstanding immediately prior to the Effective Time times 0.45 times the Per Share Cash Consideration.

          “AGREEMENT” shall mean this Agreement, as amended or modified from time to time in accordance with Section 10.2.

          “ARTICLES OF MERGER” shall have the meaning set forth in Section 2.6(a).

          “AUTHORIZED REPRESENTATIVE” shall mean the Chief Executive Officer (with respect to Chart) or the Chief Executive or Chief Financial Officer (with respect to Bancorp).

          “BANCORP” shall have the meaning set forth in the preamble to this Agreement.

          “BANCORP ARTICLES” shall mean the Articles of Organization of Bancorp, as amended.

          “BANCORP BANK” shall mean Benjamin Franklin Savings Bank, and any successor thereto.

          “BANCORP BANK BYLAWS” shall mean the Bylaws of Bancorp Bank.

          “BANCORP BANK CHARTER” shall mean the Articles of Organization of Bancorp Bank

          “BANCORP BENEFIT PLANS” shall have the meaning set forth in Section 6.16(a).

          “BANCORP BOARD” shall mean the Board of Trustees of Bancorp (before the Conversion) and the Board of Directors of Bancorp (after the Conversion).

          “BANCORP BYLAWS” shall mean the Bylaws of Bancorp.

          “BANCORP COMMON STOCK” shall mean the common stock of Bancorp, which stock shall be authorized in the Conversion.

          “BANCORP PREFERRED STOCK” shall mean the preferred stock of Bancorp, which stock shall be authorized in the Conversion.

          “BANCORP REGULATORY AUTHORITY” shall have the meaning set forth in Section 6.12(a).

          “BANCORP SPECIAL PAYMENT” shall have the meaning set forth in Section 9.3.

          “BANK REGULATOR” shall mean and include any pertinent federal or state Governmental Authority charged with the supervision of banks or bank or financial holding companies or engaged in the insurance of bank deposits, including without limitation, the Federal Reserve Board, the FDIC, the Depositors Insurance Fund of Massachusetts, the Co-operative Central Bank and the Massachusetts Bank Commissioner.

          “BHCA” shall mean the Bank Holding Company Act of 1956, as amended.

          “BOLI” shall have the meaning set forth in Section 5.23.

          “BUSINESS DAY” shall mean Monday through Friday of each week, except a legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the Commonwealth of Massachusetts are authorized or obligated to close.

          “CASH ELECTION SHARES” shall have the meaning set forth in Section 3.2(b)(ii).

          “CERTIFICATE” shall mean any certificate that immediately prior to the Effective Time represented shares of Chart Common Stock.

          “CHANGE IN CONTROL TRANSACTION” shall mean (A) a merger, reorganization, tender or exchange offer, recapitalization, reorganization, liquidation, share exchange, consolidation or similar transaction involving Chart or any Chart Subsidiary, (B) the disposition, by sale, lease, exchange or otherwise, of assets of Chart or any Chart Subsidiary representing in either case 25% or more of the consolidated assets of Chart and Chart Subsidiaries, or (C) the issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 19.9% or more of the voting power of Chart or any Chart Subsidiary.

          “CHART” shall have the meaning set forth in the preamble to this Agreement.

          “CHART AFFILIATES” shall have the meaning set forth in Section 7.8.

          “CHART BENEFIT PLANS” shall have the meaning set forth in Section 5.16(a).

          “CHART BOARD” shall mean the Board of Directors of Chart.

          “CHART BOARD RECOMMENDATION” shall have the meaning set forth in Section 7.4.

          “CHART BYLAWS” shall mean the Bylaws of Chart.

          “CHART CHARTER” shall mean the Amended and Restated Charter of Chart.

          “CHART COMMON STOCK” shall mean the Series A and Series B common stock, $1.00 par value per share, of Chart.

          “CHART FINANCIAL STATEMENTS” shall have the meaning set forth in Section 5.7.

          “CHART LOAN PROPERTY” shall have the meaning set forth in Section 5.18(b).

          “CHART MEETING” shall have the meaning set forth in Section 7.4.

          “CHART OPTIONS” shall mean the options to acquire Chart Common Stock issued under the Chart Stock Option Plan.

          “CHART PREFERRED STOCK” shall mean the serial preferred stock, par value $1.00 per share, of Chart.

          “CHART REGULATORY AUTHORITIES” shall have the meaning set forth in Section 5.12(a).

          “CHART REPORTS” shall have the meaning set forth in Section 5.8.

          “CHART SPECIAL PAYMENT” shall have the meaning set forth in Section 9.4.

          “CHART STOCK” shall mean, collectively, Chart Common Stock and Chart Preferred Stock.

          “CHART STOCK OPTION PLAN” shall mean the Chart Bank 1996 Stock Option Plan, as amended.

          “CLOSING” and “CLOSING DATE” shall have the meanings set forth in Section 2.6(b).

          “CODE” shall mean the Internal Revenue Code of 1986, as amended.

          “COMMUNITY REINVESTMENT ACT” shall mean the Community Reinvestment Act of 1977, as amended.

          “CONSULTING AGREEMENT” has the meaning set forth in Section 7.14.

          “CONVERSION” shall mean the conversion of Bancorp from mutual to stock form.

          “CORPORATORS” shall mean the Corporators of Bancorp.

          “DETERMINATION DATE” shall mean the date on which the last required approval of a Governmental Authority is obtained with respect to the Transactions, without regard to any requisite waiting period.

          “DERIVATIVES CONTRACT” shall have the meaning set forth in Section 5.19.

          “DISCLOSURE SCHEDULE” shall have the meaning set forth in Section 1.3.

          “DISSENTING SHARES” shall have the meaning set forth in Section 3.6.

          “DPC SHARES” shall mean shares of Chart Common Stock held in respect of debt previously contracted.

          “EFFECTIVE DATE” shall have the meaning set forth in Section 2.6(a).

          “EFFECTIVE TIME” shall have the meaning set forth in Section 2.6(a).

          “ELECTION DEADLINE” shall have the meaning set forth in Section 3.2(e).

          “ELECTION FORM” shall have the meaning set forth in Section 3.2(a)(ii).

          “ENVIRONMENTAL LAWS” shall mean any federal, state or local law, regulation, order, decree, permit, authorization, opinion or agency requirement relating to: (A) the protection or restoration of the environment, health, safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) wetlands, pollution, contamination or any injury or threat of injury to Persons or property in connection with any Hazardous Substance.

          “EQUAL CREDIT OPPORTUNITY ACT” shall mean the Equal Credit Opportunity Act, as amended.

          “EQUITY INTERESTS” shall mean, with respect to any Person, warrants, options, rights, subscriptions, calls, commitments, convertible securities and other arrangements or commitments of any character that call for the Person to issue, deliver or dispose, or cause to be issued, delivered or disposed, any of its or its Subsidiaries’ capital stock or other ownership or equity interests of such Person or its Subsidiaries.

          “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

          “ERISA AFFILIATE” shall mean any entity that is considered one employer with Chart or Bancorp, as the case may be, under Section 4001(b)or Section 414 of the Code.

          “EXCHANGE ACT” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

          “EXCHANGE AGENT” shall have the meaning set forth in Section 3.2(a).

          “EXPENSES” shall have the meaning set forth in Section 9.2(b).

          “EXPIRATION DATE” shall have the meaning set forth in Section 9.1(b).

          “FAIR HOUSING ACT” shall mean the Fair Housing Act, as amended.

          “FDIC” shall mean the Federal Deposit Insurance Corporation.

          “FEDERAL RESERVE ACT” shall mean the Federal Reserve Act, as amended.

          “FEDERAL RESERVE BOARD” shall mean the Board of Governors of the Federal Reserve System.

          “GAAP” shall mean United States generally accepted accounting principles.

          “GOVERNMENTAL AUTHORITY” shall mean any United States or foreign, federal, state or local governmental commission, board, body, bureau, or other regulatory authority, agency, including courts and other judicial bodies, or any self-regulatory body or authority, including any instrumentality or entity designated to act for or on behalf of the foregoing.

          “HAZARDOUS SUBSTANCE” shall mean any substance that is: (A) listed, classified or regulated pursuant to any Environmental Law, (B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon or (C) any other substance that is the subject of regulatory action by any Governmental Authority in connection with any Environmental Law.

          “INDEMNIFIED PARTY,” “INDEMNIFIED PARTIES” and “INDEMNIFYING PARTY” shall have the meanings set forth in Section 7.12(a).

          “INSURANCE AMOUNT” shall have the meaning set forth in Section 7.12(c).

          “INSURANCE POLICIES” shall have the meaning set forth in Section 5.30.

          “JOINT VENTURE” shall mean any corporation, limited liability company, limited liability partnership, partnership, joint venture, trust, association or other entity that is not a Subsidiary of Chart, as the case may be, and in which (a) Chart, directly or indirectly, owns or controls any shares of any class of the outstanding voting securities or other Equity Interests, including without limitation, an equity investment, as such term as of the date hereof is defined in the FDIC’s rules and regulations regarding activities and investments of insured state banks at 12 C.F.R. Section 362.2(g), or (b) Chart or any of its Subsidiaries is a general partner.

          “KNOWLEDGE” or any words or phrase of similar effect shall mean, with respect to any Person, the actual knowledge of such Person, after reasonable due inquiry.

          “LIENS” shall mean any charge, mortgage, pledge, security interest, restriction, options, rights of first refusal, claim, lien or encumbrance.

          “LOANS” shall have the meaning set forth in Section 5.22(a).

          “LOAN LOSS RESERVES” shall mean the reserves established by Chart in accordance with its customary practices with respect to Loans as of the Closing Date.

          “MASSACHUSETTS BANK COMMISSIONER” shall mean the Commissioner of Banks of The Commonwealth of Massachusetts.

          “MATERIAL ADVERSE EFFECT” shall mean, with respect to any Person, any change or effect that (i) is or would be reasonably likely to be material and adverse to the financial position, results of operations or business of such Person and its Subsidiaries taken as a whole or (ii) would materially impair the ability of any Person to perform their respective obligations under any Transaction Document or otherwise materially impede the consummation of the Transactions.

          “MATERIAL CONTRACT” shall have the meaning set forth in Sections 5.14.

          “MGL” shall mean the Massachusetts General Laws, as amended.

          “MERGER” shall have the meaning set forth in Section 2.1.

          “MERGER CONSIDERATION” shall mean the number of whole shares of Bancorp Common Stock, plus cash in lieu of any factional share interest, and/or the amount of cash into which shares of Chart Common Stock shall be converted pursuant to the provisions of Article III.

          “MHPF” shall mean the Massachusetts Housing Partnership Fund.

          “MIXED ELECTION” shall have the meaning set forth in Section 3.2(b)(iii).

          “NASDAQ” shall mean The Nasdaq Stock Market, Inc.’s National Market.

          “NATIONAL LABOR RELATIONS ACT” shall mean the National Labor Relations Act, as amended.

          “NO-ELECTION SHARES” shall have the meaning set forth in Section 3.2(b)(iv).

          “OREO” shall mean other real estate owned.

          “PAYMENT EVENT” shall have the meaning set forth in Section 9.4(a).

          “PAYMENTS AGREEMENTS” shall have the meaning set forth in Section 7.14.

          “PENSION PLAN” shall have the meaning set forth in Section 5.16(b).

          “PER SHARE CASH CONSIDERATION” shall have the meaning set forth in Section 3.1(b)(ii).

          “PER SHARE MERGER CONSIDERATION” shall mean the Per Share Stock Consideration plus cash in lieu of any fractional share interest or the Per Share Cash Consideration.

          “PER SHARE STOCK CONSIDERATION” shall have the meaning set forth in Section 3.1(b)(i).

          “PERSON” shall mean any individual, bank, corporation, partnership, association, joint-stock company, business trust, limited liability company or unincorporated organization.

          “PREVIOUSLY DISCLOSED” by a party shall mean information set forth in a section of its Disclosure Schedule corresponding to the section of this Agreement where such term is used (except as otherwise specifically provided in Section 1.3 or otherwise in this Agreement).

          “PROCEEDING” shall have the meaning set forth in Section 7.12(a).

          “PROXY STATEMENT” shall have the meaning set forth in Section 7.3(a).

          “REALLOCATED CASH SHARES” shall have the meaning set forth in Section 3.2(g)(i)(C).

          “REALLOCATED STOCK SHARES” shall have the meaning set forth in Section 3.2(g)(ii)(B).

          “REGISTRATION STATEMENT” shall mean each and both of the registration statements referred to in Section 7.3(a).

          “REPRESENTATIVES” shall have the meaning set forth in Section 7.9.

          “SAIF” shall mean the Savings Association Insurance Fund maintained by the FDIC.

          “SEC” shall mean the Securities and Exchange Commission.

          “SECURITIES ACT” shall mean the Securities Act of 1933, as amended, and the rules and regulations thereunder.

          “SHAREHOLDERS” shall have the meaning set forth in the recitals to this Agreement.

          “SPECIAL PAYMENT TERMINATION DATE” shall have the meaning set forth in Section 9.4(c).

          “STOCK ELECTION SHARES” shall have the meaning set forth in Section 3.2(b)(i).

          “STOCK OPTION EXCHANGE RATIO” shall mean the Per Share Stock Consideration.

          “SUBSIDIARY” shall have the meaning ascribed to that term in Rule 1-02 of Regulation S-X of the SEC.

          “SURVIVING BANK” shall have the meaning set forth in Section 2.1.

          “TAX” and “TAXES” mean all federal, state, local or foreign income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, custom duties, unemployment or other taxes of any kind whatsoever, together with any interest, additions or penalties thereto and any interest in respect of such interest and penalties.

          “TAX RETURNS” shall mean any return, declaration, report, claim for refund, information return or other document (including any schedules or attachments thereto) filed or required to be filed in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

          “TENDER OFFER” shall mean a tender offer or exchange offer to purchase any shares of Chart Common Stock such that, upon consummation of such offer, the person making such tender offer or exchange offer would own or control 19.9% or more of the then outstanding shares of Chart Common Stock.

          “TIME EXTENSION EVENT” shall have the meaning set forth in Section 9.4(b).

          “TRANSACTIONS” shall mean the Conversion and the Merger.

          “TRANSACTION DOCUMENT” shall mean any and all of this Agreement, the Disclosure Schedules of Chart and Bancorp, the Voting Agreements, the Release Agreements, the Payments Agreements and the Consulting Agreements.

          “UNPERFECTED DISSENTING SHARES” shall have the meaning set forth in Section 3.6.

          “USA PATRIOT ACT” shall have the meaning set forth in Section 5.28.

          “VOTING AGREEMENTS” shall have the meaning set forth in the recitals to this Agreement.

          “WELFARE PLAN” shall mean an employee welfare benefit plan (within the meaning of Section 3(1) of ERISA).

     1.2. OTHER DEFINITIONAL MATTERS. Unless the context otherwise requires, a term defined anywhere in this Agreement has the same meaning throughout; all references to “the Agreement” or “this Agreement” are to this Agreement as modified, supplemented or amended from time to time; and terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

     1.3. DISCLOSURE SCHEDULES. On or prior to the date hereof, Bancorp has delivered to Chart a schedule and Chart has delivered to Bancorp a schedule (respectively, its “DISCLOSURE SCHEDULE”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article V or Article VI or to one or more of its covenants contained in Article IV. The mere inclusion of a fact, circumstance or event in a Disclosure Schedule shall not be deemed an admission by a party that such item represents a material exception or that such item is reasonably likely to result in a Material Adverse Effect. Any matter disclosed pursuant to one section of a party’s Disclosure Schedule shall be deemed disclosed for all purposes of such party’s Disclosure Schedule, but only to the extent that it is reasonably apparent from a reading of the disclosure that it also qualifies or applies to other sections of the Agreement and the corresponding Schedule.

ARTICLE II.
THE MERGER

     2.1. THE MERGER. Subject to the terms and conditions of this Agreement, at the Effective Time, Chart shall be merged with and into Bancorp Bank (the “MERGER”) and Bancorp Bank shall be the surviving bank of the Merger. The identity, rights, privileges, powers, franchises, properties, assets, liabilities and obligations of Bancorp Bank shall continue unaffected and unimpaired by the Merger. At the time of the Merger, the separate existence of Chart shall cease and all of the rights, privileges, powers, franchises, properties, assets, liabilities and obligations of Chart shall be vested in and assumed by Bancorp Bank, as the surviving bank (the “SURVIVING BANK”).

     2.2. SURVIVING BANK.

          (a) CHARTER AND BYLAWS. The Charter and Bylaws of Surviving Bank shall be the Charter and Bylaws of Bancorp Bank as in effect immediately prior to the Effective Time, until thereafter amended as provided therein and by applicable law.

          (b) NAME AND PURPOSES. The name of Surviving Bank shall be Benjamin Franklin Savings Bank, Benjamin Franklin Bank or such other name as Bancorp may designate, with the prior written consent of Chart (which consent shall not be unreasonably withheld), and the purposes of Surviving Bank shall be the purposes of Bancorp Bank as contained in its Charter, until thereafter amended as provided in the Charter of Surviving Bank and by applicable law.

          (c) CAPITAL STOCK. The total number of shares and the par value of each class of stock that Surviving Bank is authorized to issue and the description of each class, with their respective preferences, voting powers, qualifications, special or relative rights or privileges, shall be the same as that of Bancorp Bank as contained in its Charter, until thereafter amended as provided in said Charter and by applicable law.

          (d) DIRECTORS AND OFFICERS OF SURVIVING BANK.

     (i) Except as set forth in Section 2.2(d)(ii), the directors and officers of Surviving Bank immediately after the Merger shall be the directors and officers of Bancorp Bank immediately prior to the Merger, until such time as their successors shall be duly elected and qualified.

     (ii) Promptly following the Effective Time, six persons (one of whom shall be Chart’s President and Chief Executive Officer) who were serving as directors of Chart as of the date of this Agreement and who are mutually agreed upon by Chart and Bancorp shall be elected or appointed to the Surviving Bank Board of Directors. Such former directors of Chart shall be classified evenly, to the extent practicable, into each of the classes of the Surviving Bank Board of Directors and each of the committees of the Surviving Bank Board of Directors shall include a number of former Chart directors such that, to the extent practicable, former Chart directors serve on each committee in the same proportions as they serve on the Surviving Bank Board of Directors. If any person initially designated to be a Director of Surviving Bank is unable at the time of such election or appointment to serve as a Director of Surviving Bank for any reason, a replacement or replacements designated by the mutual agreement of (i) the Directors of Surviving Bank who were formerly directors of Chart (ii) and the Directors of Surviving Bank who were formerly directors of Bancorp Bank shall be so elected or appointed instead.

     2.3. BANCORP.

               (a) CHARTER AND BYLAWS. The Charter and Bylaws of Bancorp as of the Effective Time shall be in the forms reviewed and approved by the Massachusetts Bank Commissioner as part of Bancorp’s Conversion approval process, until thereafter amended as provided therein and by applicable law. Bancorp shall give Chart the opportunity to review and comment on its Charter and Bylaws prior to submitting them to the Massachusetts Bank Commissioner for approval, and will accept and honor the reasonable comments and requests of Chart with respect to the terms of the Bancorp Charter and Bylaws to the extent such comments and requests relate to implementation of Section 2.3(b) in accordance with its terms, and will otherwise give due consideration to the reasonable comments of Chart relating to the terms of the Bancorp Charter and Bylaws.

               (b) DIRECTORS OF BANCORP. Promptly following the Effective Time, six persons (one of whom shall be Chart’s President and Chief Executive Officer) who were serving as directors of Chart as of the date of this Agreement and who are mutually agreed upon by Chart and Bancorp shall be elected or appointed to the Bancorp Board of Directors. Such former directors of Chart shall be classified evenly, to the extent practicable, into each of the classes of the Bancorp Board and each of the committees of the Bancorp Board shall include a number of former Chart directors, to the extent practicable, such that former Chart directors serve on each committee in the same proportions as they serve on the Bancorp Board. If any person initially designated to be a Director of Bancorp is unable at the time of such election or appointment to serve as a Director of Bancorp for any reason, a replacement or replacements designated by the mutual agreement of (i) the Directors of Bancorp who were formerly directors of Chart and (ii) the Directors of Bancorp who were formerly trustees of Bancorp shall be so elected or appointed instead.

     2.4. EFFECT OF THE MERGER. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and in the applicable provisions of Chapters 168, 170 and 172 of the MGL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Chart shall vest in Surviving Bank, and all debts, liabilities, obligations, restrictions, disabilities and duties of Chart shall become the debts, liabilities, obligations, restrictions, disabilities and duties of Surviving Bank.

     2.5. ADDITIONAL ACTIONS. If, at any time after the Effective Time, Surviving Bank shall consider that any further assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in Surviving Bank its right, title or interest in, to or under any of the rights, properties or assets of Chart acquired or to be acquired by Surviving Bank as a result of, or in connection with, the Merger, or (ii) otherwise carry out the purposes of this Agreement, Chart and its proper officers and directors shall be deemed to have granted to Surviving Bank an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in Surviving Bank and otherwise to carry out the purposes of this Agreement, and the proper officers and directors of Surviving Bank are fully authorized in the name of Surviving Bank or otherwise to take any and all such action.

     2.6. EFFECTIVE DATE AND EFFECTIVE TIME; CLOSING.

          (a) Subject to the satisfaction or waiver of the conditions set forth in Article VIII and those conditions that by their nature are to be satisfied at the consummation of the Merger, but subject to the fulfillment or waiver of those conditions), the parties shall cause articles of merger relating to the Merger (the “ARTICLES OF MERGER”) to be filed with the Secretary of State of The Commonwealth of Massachusetts pursuant to the MGL on (i) a date selected by Bancorp after such satisfaction or waiver which is no later than five Business Days after such satisfaction or waiver, or (ii) such other date to which the parties may agree in writing; provided, however, that the closing of the Conversion, including all of the necessary filings in connection therewith, shall occur and become effective prior to and on the same day as the effective date of the Articles of Merger. The Merger shall become effective on the date the Articles of Merger, accompanied by payment of the filing fee (as provided in Chapter 156B, Section 6 and Section 114 of the MGL), have been examined by and received the endorsed approval of the Secretary of State of the Commonwealth of Massachusetts or on such later date as may be specified therein (the “EFFECTIVE DATE”). The “EFFECTIVE TIME” of the Merger shall be the time at which the Articles of Merger with respect to the Merger, accompanied by payment of the filing fee (as provided in Chapter 156B, Section 6 and Section 114 of the MGL), have been examined by an received the endorsed approval of the Secretary of State of the Commonwealth of Massachusetts or as set forth in such filing (the “EFFECTIVE TIME”). The filing of the Articles of Merger and all filings necessary to complete the Conversion shall be made on the Closing Date.

          (b) A closing (the “CLOSING”) shall take place on the date on which the Articles of Merger are filed at 10:00 a.m., Eastern Time, at the principal offices of Foley Hoag LLP, Boston, Massachusetts, or at such other place, at such other time, or on such other date as the parties may mutually agree upon (such date, the “CLOSING DATE”). At the Closing, there shall be delivered to Bancorp and Chart the opinions, certificates and other documents required to be delivered under Article VIII hereof.

ARTICLE III.
CONSIDERATION; EXCHANGE PROCEDURES

     3.1. CONVERSION OF SHARES. At the Effective Time, by virtue of the Merger and without any action on the part of a holder of stock or any other Equity Interests of Chart:

          (a) Each share of Chart Common Stock held of record immediately prior to the Effective Time by Chart, Bancorp or any Subsidiary of Chart or of Bancorp (other than DPC Shares) shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

          (b) Subject to Sections 3.2, 3.5, 3.6 and 3.7, each share of Chart Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 3.1(a)) shall be converted into, and shall be canceled in exchange for, the right to receive:

          (i) 3.075 shares of Bancorp Common Stock (the “PER SHARE STOCK CONSIDERATION”), or

          (ii) a cash amount equal to $30.75 per share of Chart Common Stock (the “PER SHARE CASH CONSIDERATION”).

The definition of the Per Share Stock Consideration set forth in Section 3.1(b)(i) assumes that the initial public offering price of the Bancorp Common Stock in the Conversion will be $10.00 per share, which price shall be the price at which shares of Bancorp Common Stock are initially sold in the Conversion, based upon the appraised pro forma market value of Bancorp Common Stock determined by a qualified independent appraiser selected by Bancorp and approved by the Massachusetts Bank Commissioner (the “IPO PRICE”). If the IPO Price is an amount other than $10.00, the Per Share Stock Consideration shall be proportionately adjusted so that (i) the number of shares of Bancorp Common Stock received for each share of Chart Bank Common Stock times (ii) the IPO Price, equals $30.75.

     3.2. ELECTION PROCEDURES.

          (a) Bancorp shall designate an exchange agent to act as agent (the “EXCHANGE AGENT”) for purposes of conducting the election procedure and the exchange procedure described in Sections 3.2 and 3.3. Provided that Chart has delivered, or caused to be delivered, to the Exchange Agent all information that is necessary for the Exchange Agent to perform its obligations as specified herein, the Exchange Agent shall, no later than the twenty-fifth (25th) Business Day prior to the anticipated Effective Date, mail or make available to each holder of record of a Certificate or Certificates:

          (i) a notice and letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates theretofore representing shares of Chart Common Stock shall pass, only upon proper delivery of the Certificates to the Exchange Agent) advising such holder of the anticipated effectiveness of the Merger and the procedure for surrendering to the Exchange Agent such Certificate or Certificates in exchange for the consideration set forth in Section 3.1(b) hereof deliverable in respect thereof pursuant to this Agreement and

          (ii) an election form in such form as Bancorp and Chart shall mutually agree (the “ELECTION FORM”).

          (b) Each Election Form shall permit the holder (or in the case of nominee record holders, the beneficial owner through proper instructions and documentation)

          (i) to elect to receive Bancorp Common Stock with respect to all of such holder’s Chart Common Stock as hereinabove provided (the “STOCK ELECTION SHARES”),

          (ii) to elect to receive cash with respect to all of such holder’s Chart Common Stock as hereinabove provided (the “CASH ELECTION SHARES”),

          (iii) to elect to receive Bancorp Common Stock with respect to part of such holder’s Chart Common Stock and to receive cash with respect to the remaining part of such holder’s Chart Common Stock as hereinabove provided (a “MIXED ELECTION”), or

          (iv) to indicate that such holder makes no such election with respect to such holder’s shares of Chart Common Stock (the “NO-ELECTION SHARES”).

          (c) With respect to each holder of Chart Common Stock who makes a Mixed Election, the shares of Chart Common Stock such holder elects to be converted into the right to receive Bancorp Common Stock shall be treated as Stock Election Shares and the shares such holder elects to be converted into the right to receive cash shall be treated as Cash Election Shares for purposes of the provisions contained in Sections 3.2(b), 3.2(g) and 3.2(h). Nominee record holders who hold Chart Common Stock on behalf of multiple beneficial owners shall indicate how many of the shares held by them are Stock Election Shares, Cash Election Shares and No-Election Shares.

          (d) If a shareholder either (i) does not submit a properly completed Election Form prior to the Election Deadline or (ii) revokes an Election Form prior to the Election Deadline and does not resubmit a properly completed Election Form prior to the Election Deadline, the shares of Chart Common Stock held by such shareholder shall be treated as No-Election Shares. Any Dissenting Shares shall be deemed to be Cash Election Shares, and with respect to such shares the holders thereof shall in no event receive consideration consisting of Bancorp Common Stock.

          (e) The term “ELECTION DEADLINE” shall mean 5:00 p.m., Eastern Time, on the 20th Business Day following but not including the date of mailing of the Election Form or such other date as Bancorp and Chart shall mutually agree upon.

          (f) Any election to receive Bancorp Common Stock or cash shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form will be properly completed only if accompanied by Certificates representing all shares of Chart Common Stock covered thereby, subject to the provisions of Section 3.3(c). Any Election Form may be revoked or changed by the Person submitting such Election Form to the Exchange Agent by written notice to the Exchange Agent only if such written notice is actually received by the Exchange Agent at or prior to the Election Deadline. The Certificate or Certificates representing Chart Common Stock relating to any revoked Election Form shall be promptly returned without charge to the Person submitting the Election Form to the Exchange Agent. The Exchange Agent shall have reasonable discretion to determine when any election, modification or revocation is received, whether any such election, modification or revocation has been properly made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. Neither Bancorp nor the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.

          (g) Within five (5) Business Days after the Election Deadline, the Exchange Agent shall calculate the allocation among holders of Chart Common Stock of rights to receive Bancorp Common Stock or cash in the Merger in accordance with the Election Forms as follows:

          (i) If the number of Cash Election Shares times the Per Share Cash Consideration is less than the Aggregate Cash Consideration, then:

               (A) all Cash Election Shares (subject to Section 3.6 with respect to Dissenting Shares) shall be converted into the right to receive cash,

               (B) No-Election Shares shall then be deemed to be Cash Election Shares to the extent necessary to have the total number of Cash Election Shares times the Per Share Cash Consideration equal the Aggregate Cash Consideration. If less than all of the No-Election Shares need to be treated as Cash Election Shares, then the Exchange Agent shall select which No-Election Shares shall be treated as Cash Election Shares in such manner as the Exchange Agent shall determine in accordance with Section 3.2(h), and all remaining No-Election Shares shall thereafter be treated as Stock Election Shares,

               (C) If all of the No-Election Shares are treated as Cash Election Shares under the preceding subsection, and the total number of Cash Election Shares (including such No-Election Shares treated as such) times the Per Share Cash Consideration remains less than the Aggregate Cash Consideration, then the Exchange Agent shall convert on a pro rata basis as described below a sufficient number of Stock Election Shares into Cash Election Shares (“REALLOCATED CASH SHARES”) such that the sum of the number of Cash Election Shares plus the number of Reallocated Cash Shares times the Per Share Cash Consideration equals the Aggregate Cash Consideration, and all Reallocated Cash Shares will be converted into the right to receive the Per Share Cash Consideration, and

               (D) the Stock Election Shares that are not Reallocated Cash Shares shall be converted into the right to receive the Per Share Stock Consideration.

          (ii) If the number of Cash Election Shares times the Per Share Cash Consideration is greater than the Aggregate Cash Consideration, then:

               (A) all Stock Election Shares and all No-Election Shares shall be converted into the right to receive Bancorp Common Stock,

               (B) the Exchange Agent shall convert on a pro rata basis as described below a sufficient number of Cash Election Shares (excluding any Dissenting Shares) (“REALLOCATED STOCK SHARES”) such that the number of remaining Cash Election Shares (including Dissenting Shares) times the Per Share Cash Consideration equals the Aggregate Cash Consideration, and all Reallocated Stock Shares shall be converted into the right to receive the Per Share Stock Consideration, and

               (C) the Cash Election Shares (subject to Section 3.6 with respect to Dissenting Shares) that are not Reallocated Stock Shares shall be converted into the right to receive the Per Share Cash Consideration.

          (iii) If the number of Cash Election Shares times the Per Share Cash Consideration is equal to the Aggregate Cash Consideration, then Sections 3.2(g)(i) and 3.2(g)(ii) above shall not apply and all No-Election Shares and all Stock Election Shares will be converted into the right to receive the Per Share Stock Consideration.

          (h) In the event that the Exchange Agent is required pursuant to Section 3.2(g)(i)(C) to convert some Stock Election Shares into Reallocated Cash Shares, each holder of Stock Election Shares shall be allocated a pro rata portion of the total Reallocated Cash Shares. In the event the Exchange Agent is required, pursuant to Section 3.2(g)(ii)(B), to convert some Cash Election Shares into Reallocated Stock Shares, each holder of Cash Election Shares shall be allocated a pro rata portion of the total Reallocated Stock Shares. In the event the Exchange Agent is required pursuant to Section 3.2(g)(i)(B) to convert some No-Election Shares into Cash Election Shares, such conversion shall be allocated on a pro rata basis among No-Election Shares.

               (i) Bancorp will include in its plan of conversion relating to the Conversion a provision to the effect that, if any shares of Bancorp Common Stock that are offered for sale in the community offering that is conducted as part of the Conversion remain unsold, such shares may, in the sole discretion of Bancorp, be issued to holders of Chart Common Stock as part of the Merger Consideration.

     3.3. EXCHANGE PROCEDURES.

          (a) At or prior to the Effective Time, for the benefit of the holders of Certificates,

Bancorp shall deliver to the Exchange Agent certificates evidencing the number of shares of Bancorp Common Stock issuable and the Aggregate Cash Consideration payable pursuant to this Article III in exchange for Certificates representing outstanding shares of Chart Common Stock. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of Bancorp Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the Persons entitled thereto.

          (b) After completion of the allocation referred to in Section 3.2(g), each holder of an outstanding Certificate or Certificates who has surrendered such Certificate or Certificates to the Exchange Agent will, upon acceptance thereof by the Exchange Agent, be entitled to a certificate or certificates representing the number of whole shares of Bancorp Common Stock and the amount of cash into which the aggregate number of shares of Chart Common Stock previously represented by such Certificate or Certificates surrendered shall have been converted pursuant to this Agreement and any other distribution theretofore paid with respect to Bancorp Common Stock issuable in the Merger, if such holder’s shares of Chart Common Stock have been converted into Bancorp Common Stock, in each case without interest. The Exchange Agent shall accept such Certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. Each outstanding Certificate which prior to the Effective Time represented Chart Common Stock and that is not surrendered to the Exchange Agent in accordance with the procedures provided for herein shall, except as otherwise herein provided, until duly surrendered to the Exchange Agent be deemed to evidence ownership of the number of shares of Bancorp Common Stock or the right to receive the amount of cash into which such Chart Common Stock shall have been converted. After the Effective Time, there shall be no further transfer on the records of Chart of Certificates representing shares of Chart Common Stock and if such Certificates are presented to Chart for transfer, they shall be cancelled against delivery of certificates for Bancorp Common Stock or cash as hereinabove provided. No dividends that have been declared will be remitted to any Person entitled to receive shares of Bancorp Common Stock under this Agreement until such Person surrenders the Certificate or Certificates representing Chart Common Stock, at which time such dividends shall be remitted to such Person, without interest.

          (c) Appropriate transmittal materials in a form satisfactory to Bancorp (including a letter of transmittal specifying that delivery shall be effected and risk of loss and title to such certificate shall pass, only upon delivery of such certificate to the Exchange Agent) shall be mailed as soon as practicable after the Effective Time to each holder of record of Chart Common Stock as of the Effective Time who did not previously submit a properly completed Election Form. Bancorp shall not be obligated to deliver cash and/or a certificate or certificates representing shares of Bancorp Common Stock to which a holder of Chart Common Stock would otherwise be entitled as a result of the Merger until such holder surrenders the Certificate or Certificates representing the shares of Chart Common Stock for exchange as provided in this Section 3.3, or, in default thereof, an appropriate affidavit of loss and indemnity agreement and/or a bond as may be required by Bancorp or the Exchange Agent. If any certificates evidencing shares of Bancorp Common Stock are to be issued in a name other than that in which the Certificate evidencing Chart Common Stock surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed or accompanied by an executed form of assignment separate from the Certificate and otherwise in proper form for transfer and that the Person requesting such exchange pay to the Exchange Agent any transfer or other tax required by reason of the issuance of a certificate for shares of Bancorp Common Stock in any name other than that of the registered holder of the Certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

          (d) Any portion of the shares of Bancorp Common Stock and cash delivered to the Exchange Agent by Bancorp pursuant to Section 3.3(a) that remains unclaimed by the stockholders of Chart for one year after the Effective Time (as well as any proceeds from any investment thereof) shall be delivered by the Exchange Agent to Bancorp. Any stockholders of Chart who have not theretofore complied with Section 3.3(c) shall thereafter look only to Bancorp for the consideration deliverable in respect of each share of Chart Common Stock such shareholder holds as determined pursuant to this Agreement without any interest thereon. If outstanding Certificates for shares of Chart Common Stock are not surrendered or the payment for them is not claimed prior to the date on which such shares of Bancorp Common Stock or cash would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of Bancorp (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to such property. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of stock represented by any Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Bancorp and the Exchange Agent shall be entitled to rely upon the stock transfer books of Chart to establish the identity of those Persons entitled to receive the consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate, Bancorp and the Exchange Agent shall be entitled to deposit any consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

          (e) Notwithstanding anything in this Agreement to the contrary, Certificates surrendered for exchange by any Chart Affiliate shall not be exchanged for certificates representing shares of Bancorp Common Stock to which such Chart Affiliate may be entitled pursuant to the terms of this Agreement until Bancorp has received a written agreement from such Person as specified in Section 7.8.

     3.4. RIGHTS AS SHAREHOLDERS; STOCK TRANSFERS. At the Effective Time, holders of Chart Stock shall cease to be, and shall have no rights as, stockholders of Chart other than to receive the consideration provided under this Article III. After the Effective Time, there shall be no transfers on the stock transfer books of Chart of shares of Chart Stock.

     3.5. NO FRACTIONAL SHARES. Notwithstanding any other provision of this Agreement, neither certificates nor scrip for fractional shares of Bancorp Common Stock shall be issued in the Merger. Each holder of Chart Common Stock who otherwise would have been entitled to a fraction of a share of Bancorp Common Stock (after taking into account all Certificates delivered by such holder) shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the

Per Share Cash Consideration. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.

     3.6. DISSENTING SHARES. Each outstanding share of Chart Common Stock the holder of which has perfected his right to dissent under applicable law and has not effectively withdrawn or lost such right as of the Effective Time (the “DISSENTING SHARES”) shall not be converted into or represent a right to receive shares of Bancorp Common Stock and cash hereunder. Rather, the holder thereof shall be entitled only to payment of the appraised value of such Dissenting Shares in accordance with the provisions of Section 26D of Chapter 170 of the MGL. Chart shall give Bancorp (i) prompt notice of any demands filed pursuant to such Section 26D received by Chart, withdrawals of such demands, and any other instruments served in connection with such demands pursuant to applicable law and received by Chart, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands under applicable law consistent with the obligations of Chart thereunder. Chart shall not, except with the prior written consent of Bancorp’s Authorized Representative, (x) make any payment with respect to, or to any person making, any such demand, (y) offer to settle or settle any such demand or (z) waive any failure to timely deliver a written demand in accordance with applicable law. If any holder of Dissenting Shares shall fail to perfect or shall have effectively withdrawn or lost the right to dissent (which shares are referred to as “UNPERFECTED DISSENTING SHARES”) at any time, the Unperfected Dissenting Shares held by such holder shall be converted on a share by share basis into the right to receive the Per Share Stock Consideration and/or the Per Share Cash Consideration in accordance with the applicable provisions of this Agreement, as Bancorp or the Exchange Agent shall determine, without any interest thereon. Any payments made in respect of Dissenting Shares shall be made by Surviving Bank.

     3.7. ANTI-DILUTION PROVISIONS. If, between the date hereof and the Effective Time, the shares of Chart Common Stock shall be changed or adjusted into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, subdivision, exchange of shares or readjustment, or a dividend thereon, payable in stock or other security convertible or exchangeable into stock, shall be declared with a record date within said period, the Per Share Stock Consideration shall be adjusted accordingly. The provisions of this Agreement assume that, at the Effective Time, there will be no more than an aggregate of 1,557,000 shares of Chart Common Stock outstanding or issuable upon the exercise of options or warrants or otherwise. If there is any change in this number as of the Effective Time, the Merger Consideration will be appropriately adjusted.

     3.8. WITHHOLDING RIGHTS. Bancorp (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of shares of Chart Common Stock such amounts as Bancorp is required under the Code or any state, local or foreign tax law or regulation thereunder to deduct and withhold with respect to the making of such payment. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the holder of Chart Common Stock in respect of which such deduction and withholding was made by Bancorp.

     3.9. CHART OPTIONS. At the Effective Time, each Chart Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested and exercisable, shall be terminated and each grantee thereof shall be entitled to receive, in lieu of each share of

Chart Common Stock that would otherwise have been issuable upon the exercise of such options, whether or not then vested or exercisable, an amount of cash computed by multiplying (i) the difference between (x) the Per Share Cash Consideration and (y) the per share exercise price applicable to such Chart Option by (ii) the number of such shares of Chart Common Stock subject to such Chart Option. Chart agrees to take or to cause to be taken all action necessary to provide for such termination and payment effective at or before the Effective Time.

ARTICLE IV.
ACTIONS PENDING MERGER

     4.1. AGREEMENTS OF CHART.

          (a) Chart covenants and agrees that, except as expressly contemplated by this Agreement, between the date of this Agreement and the Effective Time, unless Bancorp shall otherwise agree in writing, (i) the business of Chart and Chart’s Subsidiaries shall be conducted only in, and Chart and Chart’s Subsidiaries shall not take any action except in, the usual, regular and ordinary course of business and generally to conduct their business in substantially the same way as heretofore conducted, and without limiting the foregoing, to continue to operate in the same geographic markets serving the same market segments and maintain its current loan, deposit, banking products and service programs on substantially the same terms and conditions; (ii) Chart shall use commercially-reasonable efforts to preserve the business organization of Chart and Chart’s Subsidiaries, to keep available the present services of the officers, employees and consultants of Chart and Chart’s Subsidiaries and to preserve the current relationships and goodwill of Chart and Chart’s Subsidiaries with customers, suppliers and other Persons with which Chart or any of Chart’s Subsidiaries have business relationships; and (iii) Chart shall take no action that would materially adversely affect or materially delay the ability of Chart to obtain any necessary approvals of any Governmental Authority required for the transactions contemplated hereby or to perform its covenants and agreements under any Transaction Document.

          (b) Without limiting the generality of Section 4.1(a) above, except as expressly contemplated by this Agreement, Chart shall not, nor shall Chart permit any of Chart’s Subsidiaries, between the date of this Agreement and the Effective Time, directly or indirectly do, or publicly announce an intention to do, any of the following without the prior written consent of Bancorp’s Authorized Representative (which agreement shall not be unreasonably withheld or delayed):

          (i) CAPITAL STOCK. Other than pursuant to the Equity Interests set forth on Section 4.1(b)(i) of Chart’s Disclosure Schedule and outstanding on the date hereof, (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of stock or any Equity Interests or (ii) permit any additional shares of stock to become subject to grants of employee or director stock options or other Equity Interests.

          (ii) DIVIDENDS; ETC. (i) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of Chart Stock, other than a regular, quarterly cash dividend at a rate not in excess of $0.16 per share on Chart Common Stock, declared on the first day of each calendar quarter and paid within ten (10) days thereafter; provided, however, that any quarterly cash dividend declared on April 1, 2005 (and any subsequent quarterly dividend declaration date while this Agreement is in effect) may be at a rate not in excess of $0.18 per share on Chart Common Stock, or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, or issue any other securities in respect of, in lieu of, or in substitution for, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock (other than pursuant to the Equity Interests set forth on Schedule 5.2 of Chart’s Disclosure Schedule and outstanding on the date hereof).

          (iii) CONTRACTS. Except as set forth in Section 4.1(b)(iii) of Chart’s Disclosure Schedule, as otherwise permitted under this Section 4.1 or as required by law, enter into or terminate any Material Contract (as defined in Section 5.13) or amend or modify any of its existing Material Contracts.

          (iv) HIRING. Hire any Person as an employee of Chart or any of its Subsidiaries or promote any employee, except (i) to satisfy contractual obligations existing as of the date hereof and set forth on Schedule 4.1(b)(iv) of Chart’s Disclosure Schedule, and (ii) Persons hired to fill any vacancies arising after the date hereof and whose employment is terminable at the will of Chart or a Subsidiary of Chart, as applicable, provided, however, that Chart shall not hire any Person who would have a base salary, including any guaranteed bonus or any similar bonus, considered on an annual basis of more than $50,000.

          (v) BENEFIT PLANS. Enter into, establish, adopt, renew or amend (except (i) as may be required by applicable law, (ii) to satisfy contractual obligations existing as of the date hereof and set forth on Schedule 4.1(b)(v) of Chart’s Disclosure Schedule or (iii) as otherwise contemplated by this Agreement) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee of Chart or its Subsidiaries or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder except pursuant to this Agreement.

          (vi) DISPOSITIONS. Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties, or cancel or release any indebtedness of a Person or any claims held by any Person, except in the ordinary course of business consistent with past practice.

          (vii) COMPENSATION; EMPLOYMENT AGREEMENTS. Except as contemplated by this Agreement, enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of Chart or its Subsidiaries or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except (i) for normal individual increases in compensation to employees (other than employees who are subject to Payments Agreements) in the ordinary course of business consistent with past practice in connection with annual reviews, provided that such increases shall not result in an annual adjustment in base compensation of more than 4% in the aggregate for all employees of Chart for the 2004 calendar year, and (ii) for bonus payments in the ordinary course of business consistent with past practices, provided that such payments shall not exceed in the aggregate the amount set forth on Section 4.1(b)(vii) of Chart’s Disclosure Schedule, and (iii) for other changes that are required by applicable law.

          (viii) ENVIRONMENTAL. Foreclose upon or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property or foreclose upon any commercial real estate if such environmental assessment indicates the presence of Hazardous Substance in amounts that, if such foreclosure were to occur, would be material.

          (ix) INSURANCE. Renew, amend or permit to expire, lapse or terminate or knowingly take any action reasonably likely to result in the creation, renewal, amendment, expiration, lapse or termination of any insurance policies referred to in Section 5.30 hereof, provided, however, that the restrictions contained in this Section 4.1(b)(ix) concerning renewal shall apply only to those insurance policies with a term greater than one (1) year or for which a fully earned premium has been or will be or is required to be paid at the commencement of the coverage period (or such renewal coverage period).

          (x) ACQUISITIONS. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith) all or any portion of the assets, business, deposits or properties of any other entity, including by merging or consolidating with, or by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, Joint Venture, other business organization or any division thereof or any material amount of assets, other than in the ordinary course of business consistent with past practice.

          (xi) INVESTMENTS. Make any investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other Person other than a wholly owned Subsidiary of Chart, or commitment to make such an investment, unless otherwise permitted under Section 4.1(b)(xix).

          (xii) CAPITAL EXPENDITURES. Make any capital expenditures other than (i) capital expenditures in the ordinary course of business consistent with past practice in amounts not exceeding $10,000 individually or $50,000 in the aggregate and (ii) the capital expenditures set forth in Section 4.1(b)(xii) of Chart’s Disclosure Schedule.

          (xiii) GOVERNING DOCUMENTS. Amend the Chart Charter or the Chart Bylaws or the articles of organization or bylaws (or equivalent documents) of any Subsidiary of Chart.

          (xiv) ACCOUNTING METHODS. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by changes in laws or regulations or GAAP.

          (xv) CLAIMS. Enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which Chart or any of its Subsidiaries is or becomes a party after the date of this Agreement, which settlement, agreement or action involves payment by Chart and its Subsidiaries of an amount that exceeds $5,000 individually or $25,000 in the aggregate and/or would impose any material restriction on the business of Chart.

          (xvi) DERIVATIVES CONTRACTS. Enter into any Derivatives Contract,

          except in the ordinary course of business consistent with past practice.

          (xvii) INDEBTEDNESS. Become responsible for the obligations of any other Person (excluding endorsements of checks in the ordinary course of business) or incur any indebtedness for borrowed money, other than deposits, federal funds purchased, cash management accounts, borrowings from the Federal Home Loan Bank of Boston, secured letters of credit, signature medallion guarantee activities (within insurance limits) and securities sold under agreements to repurchase, in each case in the ordinary course of business consistent with past practice.

          (xviii) LENDING. Other than in the ordinary course of business and consistent with existing lending policies and practices, make any commercial, commercial real estate, or commercial and industrial loan.

          (xix) INVESTMENT SECURITIES PORTFOLIO. Other than in the ordinary course of business, restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported.

          (xx) REAL ESTATE. Make any new or additional equity investment in real estate or commitment to make any such an investment or in any real estate development project, other than (i) in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with past practice, or (ii) as required by agreements or instruments in effect as of the date hereof.

          (xxi) LOAN AND INVESTMENT POLICIES. Change in any material respect its loan or investment policies and procedures, except as required by regulatory authorities.

          (xxii) LEASES. Enter into or renew, amend or terminate, or give notice of a proposed renewal, amendment or termination of or make any commitment with respect to (i) any lease, license, contract, agreement or commitment for office space, operations space or branch space, regardless of where located or to be located, to which Chart or any of its Subsidiaries is, or may be, a party or by which Chart or any of its Subsidiaries or their respective properties is bound, other than in the ordinary course and consistent with past practices, or (ii) regardless of whether in the ordinary course or consistent with past practices, any such lease, license, contract, agreement or commitment involving an aggregate payment by or to Chart or any of its Subsidiaries of more than $10,000 or having a term of one year or more from the date of execution, other than as set forth in Section 4.1(b)(xxii) of Chart’s Disclosure Schedule.

          (xxiii) DEFAULTS. Commit any act or omission that constitutes a material breach or default by Chart or any of its Subsidiaries under any agreement with any Governmental Authority or under any material contract or material license to which any of them is a party or by which any of them or their respective properties is bound.

          (xxiv) ADVERSE ACTIONS. (1) Take any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, or (2) take any action that is intended or is reasonably likely to result in (x) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (y) any of the conditions to the Merger set forth in Article VIII not being satisfied or (z) a material violation of any provision of any Transaction Document, except, in each case, as may be required by applicable law or regulation.

          (xxv) COMMITMENTS. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

     4.2. PARACHUTE PAYMENTS. Notwithstanding anything to the contrary contained in this Agreement, in no event shall Chart or any of its Subsidiaries take any action or make any payments that could result, in the reasonable opinion of Bancorp or its professional advisors, either individually or in the aggregate, in the payment of an “excess parachute payment” within the meaning of Section 280G of the Code or that could result, in the reasonable opinion of Bancorp or its professional advisors, either individually or in the aggregate, in payments that would be nondeductible pursuant to Section 162(m) of the Code.

     4.3. AGREEMENTS OF BANCORP. From the date hereof until the Effective Time, Bancorp will operate in the ordinary course of business consistent with past practice. In addition, except as expressly contemplated or permitted by this Agreement, without the prior written consent of Chart’s Authorized Representative, Bancorp will not, and will cause each of its Subsidiaries not to (1) take any action that would, or is reasonably likely to, prevent or impede the Conversion from qualifying as a reorganization within the meaning of Section 368(a) of the Code that is wholly tax-free for Bancorp and its subsidiaries and affiliates, and the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, that is wholly tax-free for Bancorp and Chart and their respective subsidiaries, affiliates and shareholders (except for tax imposed on Chart’s shareholders with respect to the cash consideration received by them); (2) take any action that is intended or is reasonably likely to result in (w) any materially adverse impact on Bancorp’s ability to perform its covenants and agreements under this Agreement, (x) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (y) any of the conditions to the Merger set forth in Article VIII not being satisfied or (z) a material violation of any provision of any Transaction Document except, in each case, as may be required by applicable law or regulation, (3) take any action that would materially adversely affect or materially delay the ability of Bancorp or any of its Subsidiaries to obtain any necessary approvals of any Governmental Authority required for the transactions contemplated hereby or to perform its covenants and agreements under any Transaction Document; (4) acquire or agree to acquire any business or any Person (by merger or consolidation, asset purchase, purchase of equity securities or by any other manner), or otherwise acquire or agree to acquire any assets, except (I) in the ordinary course of business consistent with past practice and (II) for such acquisition that would not reasonably be expected to prevent, impede or materially delay the consummation of the transactions contemplated by the Transaction Documents; (5) change in any material respect its accounting methods (or underlying assumptions), principles or practices affecting its assets, liabilities or business, including any reserving, renewal or residual method, practice or policy, in each case, in effect on the date hereof, except as required by changes in GAAP or regulatory accounting principles; (6) agree or consent to any agreement or modifications of existing agreements with any Governmental Authority in respect of the operations of its business, except (A) as required by law, (B) to effect the consummation of the transactions contemplated by the Transaction Documents, or (C) as would not reasonably be expected to have a Material Adverse Effect; or (7) enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing; provided that nothing herein shall preclude Bancorp from amending its Charter and Bylaws or adopting various compensation and benefit plans, contracts and policies in connection with the Conversion and further provided that the Conversion shall be considered to be in the ordinary course of business of Bancorp.

ARTICLE V.
REPRESENTATIONS AND WARRANTIES OF CHART

          Except as Previously Disclosed, Chart hereby represents and warrants to Bancorp:

     5.1. ORGANIZATION, STANDING AND AUTHORITY. Chart is a co-operative bank in stock form duly organized and validly existing under the laws of The Commonwealth of Massachusetts. Chart is duly qualified to do business and is in corporate good standing in each jurisdiction where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified, except when the failure to be so licensed or in good standing would not result in a Material Adverse Effect. Chart has in effect all federal, state, local and foreign governmental authorizations necessary for it to own, operate or lease its properties and assets and to carry on its business as now conducted. The deposit accounts of Chart are insured by the Bank Insurance Fund of the FDIC and the Share Insurance Fund of the Co-operative Central Bank of Massachusetts in the manner and to the maximum extent provided by applicable law and except as set forth in Section 5.1 of Chart’s Disclosure Schedule, and Chart has paid all deposit insurance premiums and assessments required by applicable laws and regulations. Chart is not obligated to make any payments for premiums and assessments, and it has filed all reports required by the FDIC. Chart does not have any deposits insured by the SAIF. As of the date hereof, no proceedings for the revocation or termination of Chart’s deposit insurance are pending or, to the best knowledge of Chart, threatened. The Chart Charter and the Chart Bylaws, copies of which have previously been made available to Bancorp, are true, complete and correct copies of such documents in effect as of the date of this Agreement. Chart is not in violation of any provision of the Chart Charter or Chart Bylaws. The minute books of Chart contain in all material respects true and accurate records of all meetings held and corporate actions taken since January 1, 2001 of Chart’s stockholders and Board (including committees of Chart’s Board) other than minutes that have not been prepared as of the date hereof.

     5.2. CHART CAPITAL STOCK. The authorized capital stock of Chart consists solely of 3,000,000 shares of Series A Chart Common Stock, of which 1,420,000 shares are outstanding as of the date hereof, 3,000,000 shares of Series B Chart Common Stock, of which no shares are outstanding and 3,000,000 shares of Chart Preferred Stock, of which no shares are outstanding. As of the date hereof, no shares of Chart Common Stock were held in treasury by Chart. Except for DPC Shares, no shares of Chart Common Stock are held by Chart’s Subsidiaries. The outstanding shares of Chart Common Stock have been duly authorized and validly issued and are fully paid and non-assessable, and except as set forth in Section 5.2 of Chart’s Disclosure Schedule, free of preemptive rights, with no personal liability attaching to the ownership thereof, and none of the outstanding shares of Chart Common Stock have been issued in violation of the preemptive rights of any Person. Section 5.2 of Chart’s Disclosure Schedule sets forth for each Chart Option, the name of the grantee, the date of the grant, the status of the option grant as qualified or non-qualified under Section 422 of the Code, the number of shares of Chart Common Stock subject to each option, the number of shares of Chart Common Stock subject to options that are currently exercisable and the exercise price per share. Except as set forth in the preceding sentence, there are no shares of Chart Stock reserved for issuance, Chart does not have any Equity Interests issued or outstanding with respect to Chart Stock, and Chart does not have any commitment to authorize, issue or sell any Chart Stock or Equity Interests. There are no outstanding contractual obligations of Chart to repurchase, redeem or otherwise acquire any shares of capital stock of, or other Equity Interests in, Chart or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of Chart. Except as set forth in Section 5.2 of Chart’s Disclosure Schedule, there are no shares of Chart Common Stock outstanding that are subject to vesting over time or upon the satisfaction of any condition precedent, or that are otherwise subject to any right or obligation of repurchase or redemption on the part of Chart.

     5.3. SUBSIDIARIES.

          (a) (1) Chart has Previously Disclosed a list of all of its Subsidiaries together with the jurisdiction of organization of each such Subsidiary and the percentage and type of equity security owned or controlled by Chart, (2) Chart owns, directly or indirectly, all the issued and outstanding equity securities of each of its Subsidiaries, all of which are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, (3) no equity securities of any of its Subsidiaries are or may become required to be issued (other than to Chart) by reason of any Equity Interest or otherwise, (4) there are no contracts, commitments, understandings or arrangements by which any of its Subsidiaries is or may be bound to sell or otherwise transfer any of its equity securities (other than to Chart or any of its wholly-owned Subsidiaries), (5) there are no contracts, commitments, understandings, or arrangements relating to Chart’s rights to vote or to dispose of such securities, (6) all the equity securities of Chart’s Subsidiaries held by Chart or its Subsidiaries are fully paid and nonassessable and are owned by Chart or its Subsidiaries free and clear of any Liens and (7) there are no outstanding contractual obligations of any Subsidiary of Chart to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity interests in, Chart or any such Subsidiary or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any such Subsidiary of Chart.

          (b) Except for securities and other interests held in a fiduciary capacity and beneficially owned by third parties or taken in consideration of debts previously contracted and except as set forth in Section 5.3(b) of Chart’s Disclosure Schedule, Chart does not own beneficially, directly or indirectly, any equity securities or similar interests of any Person or any interest in a partnership or Joint Venture of any kind other than its Subsidiaries and stock in the Federal Home Loan Bank of Boston.

          (c) Each of Chart’s Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except when the failure to be so licensed or in good standing would not result in a Material Adverse Effect.

          (d) The Articles of Organization and Bylaws or equivalent organizational documents of each of Chart’s Subsidiaries, copies of which have previously been made available to Bancorp, are true, correct and complete copies of such documents in effect as of the date of this Agreement. Neither Chart nor any of its Subsidiaries is in violation of any provision of its Articles of Organization, Bylaws or equivalent organizational documents. The minute books of each of Chart’s Subsidiaries contain in all material respects true and accurate records of all meetings held and corporate actions taken since January 1, 2001 of its stockholders and board of directors (including committees of its board of directors) other than minutes that have not been prepared as of the date hereof.

     5.4. CORPORATE POWER. Each of Chart and its Subsidiaries has the requisite corporate power and authority to carry on its business as it is now being conducted and to own, lease or operate all its properties and assets; and Chart has the requisite corporate power and authority to execute, deliver and perform its obligations under the Transaction Documents to which it is or will be a party and to consummate the transactions contemplated hereby and thereby, subject to receipt of all necessary approvals of Governmental Authorities and the approval of this Agreement by the holders of not less than two-thirds of the outstanding shares of Chart Common Stock.

     5.5. CORPORATE AUTHORITY. Subject to the approval of this Agreement by the holders of not less than two-thirds of the outstanding shares of Chart Common Stock, this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Chart and Chart Board on or prior to the date hereof. The execution and delivery of this Agreement and the other Transaction Documents, and the consummation of the transactions contemplated hereby and thereby have been declared advisable by, and have been duly and validly approved by the vote of, the Chart Board. The Chart Board (i) has directed that this Agreement and the transactions contemplated hereby, including the Merger, be submitted to the stockholders of Chart for approval at a meeting of such stockholders and (ii) has recommended that the stockholders of Chart approve this Agreement and the transactions contemplated hereby. Chart has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by Bancorp and Bancorp Bank, each of this Agreement and the other Transaction Documents to which Chart is (or will be) a party is (or will be) a valid and legally binding obligation of Chart, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

     5.6. REGULATORY APPROVALS; NO DEFAULTS.

          (a) Except as set forth in Section 5.6 of Chart’s Disclosure Schedule, no consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Chart or any of its Subsidiaries in connection with the execution, delivery or performance by Chart of this Agreement and the other Transaction Documents to which Chart or such Chart Subsidiary is (or will be) a party, as applicable, or to consummate the Transactions and the other transactions contemplated hereby and thereby, except for (A) filings of applications or notices with, and approvals or waivers by, the Federal Reserve Board, FDIC, the Massachusetts Bank Commissioner, the Co-operative Central Bank and the MHPF, as required, (B) filings with the SEC and state securities authorities in connection with the issuance of Bancorp Common Stock in the Merger and the solicitation of proxies from Chart’s shareholders for approval of the Merger, (C) the filing of Articles of Merger with the Secretary of State of the Commonwealth of Massachusetts, (D) the approval of this Agreement by the holders of not less than two-thirds of the outstanding shares of Chart Common Stock and (E) such corporate approvals and such consents or approvals of, or waivers by, or filings or registrations with, certain of the foregoing federal and state banking agencies in connection with the Merger. As of the date hereof, Chart is not aware of any reason why the approvals set forth above or referred to in Section 8.1(c) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 8.1(c) or that the requisite approval of Chart’s stockholders will not be obtained.

          (b) Subject to receipt of the approvals referred to in Section 5.6(a), and the expiration of related waiting periods, the execution, delivery and performance of this Agreement and the other Transaction Documents to which Chart is (or will be) a party by Chart, and the consummation of the Transactions and the other transactions contemplated hereby and thereby do not and will not (A) constitute a breach or violation of, or a default under (or, with notice or lapse of time, or both, would constitute a default under), or give rise to any Lien, any acceleration of remedies or performance or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture, note, bond, mortgage, deed of trust, lease or instrument of Chart or any of its Subsidiaries or to which Chart or any of its Subsidiaries or any of their respective properties or assets is subject, affected or bound (whether as issuer, guarantor, obligor or otherwise), (B) constitute a breach or violation of, or a default under, the articles of organization or bylaws (or similar governing documents) of Chart or any of its Subsidiaries or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture, note, bond, mortgage, deed of trust, lease or instrument.

     5.7. CHART FINANCIAL STATEMENTS.

          (a) Chart has previously furnished to Bancorp true, correct and complete copies of Chart’s audited consolidated balance sheets as of December 31, 2001, 2002, and 2003, and the related consolidated statements of income, changes in stockholders equity and statements of cash flows for the years then ended, together with related notes of such financial statements (all the foregoing financial statements are referred to collectively as the “CHART AUDITED FINANCIAL STATEMENTS”). The Chart Audited Financial Statements are prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated and present fairly the financial condition and results of operations of Chart as of their respective dates and for the periods indicated thereon.

          (b) Chart has provided to Bancorp true and correct copies of Chart’s unaudited consolidated balance sheets as of June 30, 2004 and the related unaudited consolidated statement of income for the six months ended June 30, 2003 and 2004 (the foregoing financial statements are referred to collectively as the “CHART INTERIM FINANCIAL STATEMENTS”). The Chart Interim Financial Statements present fairly the financial condition and results of operations of Chart for the periods indicated thereon and are prepared in accordance with GAAP (except for the omission of notes to the Chart Interim Financial Statements and year-end adjustments to interim results, which adjustments will not be material) applied on a consistent basis with all prior periods and throughout the periods indicated.

          (c) Chart has provided to Bancorp true and complete copies of all quarterly Consolidated Reports of Condition and Income (“CALL REPORTS”) as filed with the FDIC since December 31, 2003 through and including June 30, 2004. Such Call Reports were prepared in accordance with the FDIC’s instructions and fairly present the information purported to be shown therein.

          (d) The Chart Audited Financial Statements and the Chart Interim Financial Statements are herein referred to together as the “CHART FINANCIAL STATEMENTS.”

          (e) Each of the balance sheets included in any Chart Financial Statement sent to Chart shareholders or filed with the FDIC with respect to any period subsequent to the year ended December 31, 2003 (including any related notes and schedules), does or will fairly present the consolidated financial position of Chart as of its date, and the other financial statements included therein (including any related notes and schedules) do or will fairly present the consolidated results of operations or other information included therein of Chart for the periods or as of the dates therein set forth, subject to the notes thereto, in each case in accordance with generally accepted accounting principles and auditing standards, and do or will reflect all of its assets, liabilities and accruals and all of its items of income and expense in accordance with such principles consistently applied during the periods involved.

     5.8. CHART REPORTS. Since January 1, 2001, Chart and its Subsidiaries have timely filed, and subsequent to the date hereof will timely file, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were and are required to be filed with (i) the FDIC and (ii) any applicable state securities or banking authorities (except, in the case of state securities authorities, no such representation is made as to filings that are not material) (all such reports, registrations and statements, together with any amendments thereto and the Chart Financial Statements, are collectively referred to herein as the “CHART REPORTS”) and have paid all fees and assessments due and payable in connection with any of the foregoing. As of the date filed or to be filed and as amended prior to the date hereof, Chart Reports complied and, with respect to filings made after the date of this Agreement, will at the date of filing comply, in all material respects with all of the statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed. Except for normal periodic examinations conducted by a Bank Regulator in the regular course of the business of Chart and its Subsidiaries, since January 1, 2001, no Bank Regulator has initiated any proceeding or, to the best knowledge of Chart, investigation into the business or operations of Chart or any of its Subsidiaries. Except as set forth on Section 5.8 of Chart’s Disclosure Schedule, Chart and its Subsidiaries have resolved all material violations, criticisms or exceptions by any Bank Regulator with respect to any such normal periodic examination.

     5.9. ABSENCE OF UNDISCLOSED LIABILITIES. Except for those liabilities that are appropriately reflected or reserved against in the balance sheets of the Chart Reports and for liabilities incurred in the ordinary course of business consistent with past practice or in connection with this Agreement or the transactions contemplated hereby, since January 1, 2004, neither Chart nor any of its Subsidiaries has incurred any obligation or liability (contingent or otherwise) that, either alone or when combined with all similar liabilities, has had, or could reasonably be expected to have, a Material Adverse Effect on Chart.

     5.10. ABSENCE OF CERTAIN CHANGES OR EVENTS. Since December 31, 2003, except as set forth in Section 5.10 of Chart’s Disclosure Schedule or reflected in the Chart Reports, there has not been (a) either individually or in the aggregate, any Material Adverse Effect and, to the best knowledge of Chart, no fact or condition exists that is reasonably likely to cause such a Material Adverse Effect in the future (assuming, for purposes of this Section 5.10 that “MATERIAL ADVERSE EFFECT” is subject to the same exclusions contained in Section 8.3(g)((1)-(5)), (b) any material damage, destruction or loss with respect to any property or asset of Chart or any of its Subsidiaries, (c) any change by Chart or any of its Subsidiaries in its accounting methods, principles or practices, other than changes required by applicable law or GAAP or regulatory accounting as concurred in by Chart’s independent accountants, (d) any revaluation by Chart or any of its Subsidiaries of any asset, including, without limitation, writing off of notes or accounts receivable, other than in the ordinary course of business consistent with past practice, (e) any entry by Chart or any of its Subsidiaries into any contract or commitment (other than with respect to Loans, as hereinafter defined) of more than $15,000 or with a term of more than one (1) year that is not terminable without penalty, other than in the ordinary course of business consistent with past practice, (f) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of Chart or any of its Subsidiaries or any redemption, purchase or other acquisition of any of such securities, (g) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any directors, officers or employees of or consultants to Chart or any of its Subsidiaries, or any grant of severance or termination pay, or any contract or arrangement entered into to make or grant any severance or termination pay, any payment of any bonus, or the taking of any other material action not in the ordinary course of business with respect to the compensation or employment of directors, officers or employees of or consultants to Chart or any of its Subsidiaries, (h) any strike, work stoppage, slowdown or other labor disturbance, (i) any material election made by Chart or any of its Subsidiaries for federal or state income tax purposes, (j) any change in the credit policies or procedures of Chart or any of its Subsidiaries, the effect of which was or is to make any such policy or procedure materially less restrictive in any material respect, (k) any material liability or obligation of any nature (whether accrued, absolute, contingent or otherwise and whether due or to become due), including without limiting the generality of the foregoing, liabilities as guarantor under any guarantees or liabilities for taxes, other than in the ordinary course of business consistent with past practice, (l) any forgiveness or cancellation of any indebtedness or contractual obligation other than in the ordinary course of business consistent with past practice, (m) any mortgage, pledge, lien or lease of any assets, tangible or intangible, of

Chart or any of its Subsidiaries with a value in excess of $25,000 in the aggregate, except with respect to (i) funds borrowed by Chart or any of its Subsidiaries from the Federal Home Loan Bank, (ii) as required in connection with banking services for governmental agencies (including without limitation municipal deposits) or (iii) as required in connection with borrowing or other activities involving the Federal Reserve Bank of Boston, in each case in the ordinary course of business and in amounts and with terms consistent with past practice, (n) any acquisition or disposition of any assets or properties having a value in excess of $50,000, or any contract for any such acquisition or disposition entered into other than loans and investment securities, (o) any lease of real or personal property entered into, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice.

     5.11. LITIGATION. There is no claim, suit, action, proceeding or investigation of any nature pending or, to the best knowledge of Chart, threatened, against Chart or any Subsidiary of Chart or challenging the validity or propriety of the transactions contemplated by this Agreement, nor is there any judgment, decree, injunction, rule, award or order of any legal or administrative body or arbitrator outstanding against Chart or any Subsidiary of Chart having, or that insofar as reasonably can be foreseen, in the future could have, any such effect or restricting, or that could restrict, its ability to conduct business in any material respect in any area. Chart is not aware of any facts that could reasonably give rise to any such claim, suit, action, investigation or other proceeding.

     5.12. REGULATORY MATTERS.

          (a) Neither Chart nor any of its Subsidiaries nor any of any of their respective properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, order to cease and desist with, or extraordinary supervisory letter from, any federal or state governmental agency or authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or the supervision or regulation of it (collectively, the “CHART REGULATORY AUTHORITIES”), or is subject to any order or directive specifically naming or referring to Chart or any of its Subsidiaries by, has been required to adopt any board resolution by, any Chart Regulatory Authority that is currently in effect, and neither Chart nor any of its Subsidiaries has received written notification from any such Chart Regulatory Authority that any such Person may be requested to enter into, or otherwise be subject to, any such commitment letter, written agreement, memorandum of understanding, cease and desist order or any other similar order or directive. Except as set forth in Section 5.12(a) of Chart’s Disclosure Schedule, neither Chart nor any of its Subsidiaries is a party to any agreement or arrangement entered into in connection with the consummation of a federally assisted acquisition of a depository institution pursuant to which Chart or any of its Subsidiaries is entitled to receive financial assistance or indemnification from any Governmental Authority. Chart and its Subsidiaries have paid all assessments made or imposed by any Chart Regulatory Authority.

          (b) Neither Chart nor any its Subsidiaries has been advised by, or has any knowledge of facts that would reasonably be expected to give rise to an advisory notice by, any Chart Regulatory Authority that such Chart Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

     5.13. COMPLIANCE WITH LAWS. Each of Chart and its Subsidiaries:

          (a) is in material compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

          (b) has all permits, licenses, franchises, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Chart’s knowledge, no suspension or cancellation of any of them is threatened; and

          (c) has received, since December 31, 2000, no notification or communication from any Governmental Authority (A) asserting that Chart or any of its Subsidiaries is not in material compliance with any of the statutes, regulations or ordinances that such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization (nor, to Chart’s knowledge, do any grounds for any of the foregoing exist).

     5.14. MATERIAL CONTRACTS; DEFAULTS.

          (a) Except as set forth on Section 5.14 of Chart’s Disclosure Schedule, neither Chart nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral):

          (i) that would be a “MATERIAL CONTRACT” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K;

          (ii) that materially restricts the conduct of business by Chart or by any of its Subsidiaries;

          (iii) that is material to the financial condition, results of operations or business of Chart, except those entered into in the ordinary course of business;

          (iv) relating to the employment, including without limitation, employment as a consultant, of any person, or the election or retention in office, or severance of any present or former director or officer of Chart or any of its Subsidiaries;

          (v) with any labor union;

          (vi) by and among Chart, any Subsidiary of Chart and/or any affiliate thereof;

          (vii) that, upon the consummation of the transactions contemplated by this Agreement or the other Transaction Documents, will result in any payment (whether of severance pay or otherwise) becoming due from Chart or any of its Subsidiaries to any officer or employee thereof;

          (viii) requiring that a particular line of business be maintained;

          (ix) that is a consulting or other agreement (including agreements entered into in the ordinary course and data processing, software programming and licensing contracts) not terminable without penalty on sixty (60) days or less notice involving the payment of more than $20,000 per annum;

          (x) except for the Chart Stock Option Plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by any Transaction Document, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by any Transaction Document;

          (xi) that purports to limit in any respect, the ability of Chart or its businesses to solicit customers or the manner in which, or the localities in which, all or any substantial portion of the business of Chart and its Subsidiaries, taken as a whole, or, following consummation of the transactions contemplated by any Transaction Document, Bancorp and its Subsidiaries, is or would be conducted;

          (xii) providing for the indemnification by Chart or a subsidiary of Chart of any person, other than customary agreements relating to the indemnity of directors, officers and employees of Chart or its Subsidiaries;

          (xiii) that is a Joint Venture or partnership agreement;

          (xiv) that grants any right of first refusal or right of first offer or similar right or that limits (or purports to limit) the ability of Chart or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or business;

          (xv) providing for any material future payments that are conditioned, in whole or in part, on a change of control of Chart or any of its Subsidiaries;

          (xvi) that contains a “most favored nation” clause;

          (xvii) pertaining to the use of or granting any right to use or practice any rights under any Chart intellectual property assets, whether Chart or any of its Subsidiaries is the licensee or licensor thereunder; or

          (xviii) that is an investment management or investment advisory or sub-advisory or any other contract for the provision of financial planning, brokerage (including, without limitation, insurance brokerage) or similar services not terminable on sixty (60) days or less notice.

          (b) Neither Chart nor any of its Subsidiaries is in material default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its respective assets, business, or operations may be bound or affected, or under which it or its respective assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default. No power of attorney or similar authorization given directly or indirectly by Chart or any of its Subsidiaries is currently outstanding.

     5.15. NO BROKERS. Excluding a Previously Disclosed arrangement with and fee paid or payable to Ryan Beck & Co. LLC, neither Chart nor any of its officers, directors, employees, affiliates or agents has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with any of the transactions contemplated by this Agreement except for legal, accounting and other professional fees payable in connection with the Merger and the other transactions contemplated hereby. Chart will be responsible for the payment of all such fees. The fee payable to Ryan Beck & Co. LLC in connection with the transactions contemplated by this Agreement is as described in an engagement letter between Chart and Ryan Beck & Co. LLC, a true and complete copy of which has heretofore been furnished to Bancorp.

     5.16. EMPLOYEE BENEFIT PLANS.

          (a) All benefit and compensation plans, contracts, policies or arrangements covering current or former employees of Chart and its Subsidiaries and current or former directors of Chart including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans (the “CHART BENEFIT PLANS”), are Previously Disclosed in the Disclosure Schedule. True and complete copies of all Benefit Plan documents and summary plan descriptions, the most recent determination letter received from the Internal Revenue Service, the most recent annual report (Form 5500, with all applicable attachments), and all related trust instruments, insurance contracts, and other funding arrangements, forming a part of any Benefit Plans and all amendments thereto have been provided or made available to Bancorp.

          (b) All Chart Benefit Plans are in substantial compliance with ERISA, the Code, and other applicable laws in all material respects. Except as set forth in Section 5.16 of Chart’s Disclosure Schedule, each Chart Benefit Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (“PENSION PLAN”) and that is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service, and Chart is not aware of any circumstances likely to result in revocation of any such favorable determination letter or the loss of the qualification of such Pension Plan under Section 401(a) of the Code. There is no material pending or, to Chart’s knowledge, threatened litigation relating to the Chart Benefit Plans. Neither Chart nor any of its Subsidiaries has engaged in a transaction with respect to any Chart Benefit Plan or Pension Plan that could subject Chart or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount that would be material.

          (c) All contributions required to be made under the terms of any Chart Benefit Plan have been timely made or have been reflected on the financial statements of Chart included in the Chart Reports.

          (d) Neither Chart, nor any of its Subsidiaries, or any ERISA Affiliate, has incurred any liability under Title IV of ERISA that will not have been paid in full prior to the Closing. Neither Chart nor any of its Subsidiaries or any ERISA Affiliate currently maintains any Pension Plan subject to Code Section 412 or ERISA Section 302, and Chart has received approval from the Pension Benefit Guaranty Corporation with regard to the termination of its defined benefit Pension Plan. Neither Chart, nor any of its Subsidiaries, or any ERISA Affiliate has ever maintained a Multiemployer Plan.

          (e) There are no pending or, to the knowledge of Chart, threatened claims by or on behalf of any Chart Benefit Plan, or by or on behalf of any individual participants or beneficiaries of any Benefit Plan, alleging any breach of fiduciary duty on the part of Chart or any of its officers, directors or employees under ERISA or any other applicable regulations, or claiming benefit payments for which Chart may be liable (other than those made in the ordinary operation of such plans), nor is there, to the knowledge of Chart, any basis for such claim. The Chart Benefit Plans are not the subject of any pending (or to the knowledge of Chart, any threatened) investigation or audit by the Internal Revenue Service, the Department of Labor or the Pension Benefit Guaranty Corporation.

          (f) With respect to any Chart Benefit Plan that is a Welfare Plan and except as Previously Disclosed, (i) each Welfare Plan for which contributions are claimed by Chart as deductions under any provision of the Code is in material compliance with all applicable requirements pertaining to such deduction, (ii) any Chart Benefit Plan that is a group health plan (within the meaning of Section 4980B(g)(2) of the Code) complies, and in each and every case has complied, with all of the applicable material requirements of Section 4980B of the Code, ERISA, Title XXII of the Public Health Service Act and the Social Security Act, and (iii) all Welfare Plans may be amended or terminated at any time on or after the Closing Date without incurring any liability thereunder.

          (g) Neither Chart nor any of its Subsidiaries has any obligations for retiree health and life benefits under any Chart Benefit Plan, other than coverage as may be required under Section 4980B of the Code or Part 6 of Title I of ERISA, or under the continuation of coverage provisions of the laws of any state or locality.

          (h) Neither Chart nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Code Section 280G (or any corresponding provision of state, local or foreign Tax law) or (ii) any amount that will not be fully deductible as a result of Code Section 162(m) (or any corresponding provision of state, local or foreign Tax law). Except as contemplated by the Transaction Documents, none of the execution of this Agreement, shareholder approval of this Agreement or consummation of the transactions contemplated by this Agreement will (A) entitle any employees of Chart or any of its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (B) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Chart

Benefit Plans, (C) result in any breach or violation of, or a default under, any of the Chart Benefit Plans, (D) result in any payment that would be a “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future or (E) result in any payment that would be nondeductible pursuant to Section 162(m) of the Code.

     5.17. LABOR MATTERS. Neither Chart nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Chart or any of its Subsidiaries the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Chart or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike, work stoppage or other labor dispute, arbitration, lawsuit or administrative proceeding involving it or any of its Subsidiaries pending or, to Chart’s knowledge, threatened, nor is Chart or any of its Subsidiaries aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity. No employees of Chart or any of its Subsidiaries are represented by any labor union.

     5.18. ENVIRONMENTAL MATTERS.

          (a) Chart and its Subsidiaries are in material compliance with applicable Environmental Laws;

          (b) to Chart’s knowledge, no real property (including buildings or other structures) currently or formerly owned or operated by Chart or any of its Subsidiaries, or any property in which Chart or any of its Subsidiaries has held a security interest, Lien or a fiduciary or management role (“CHART LOAN PROPERTY”), has been contaminated with, or has had any release of, any Hazardous Substance except in compliance with Environmental Laws;

          (c) neither Chart nor any of its Subsidiaries has participated in the management regarding Hazardous Substances of, any Chart Loan Property that has been contaminated with, or has had any release of, any Hazardous Substance except in compliance with Environmental Laws;

          (d) neither Chart nor any of its Subsidiaries has any material liability for any Hazardous Substance disposal or contamination on any third party property;

          (e) neither Chart nor any of its Subsidiaries has received any notice, demand letter, claim or request for information alleging any violation of, or liability under, any Environmental Law;

          (f) neither Chart nor any of its Subsidiaries is subject to any order, decree, injunction or other agreement with any Governmental Authority or any third party relating to any Environmental Law;

          (g) to Chart’s knowledge, there are no circumstances or conditions (including the presence of asbestos, underground storage tanks, lead products, polychlorinated biphenyls, prior manufacturing operations, dry-cleaning, or automotive services) involving Chart or any of its Subsidiaries, any currently or formerly owned or operated property, or any Chart Loan Property, that could reasonably be expected to result in any claims, liability or investigations against Chart or any of its Subsidiaries, result in any restrictions on the ownership, use, or transfer of any property pursuant to any Environmental Law, or adversely affect the value of any Chart Loan Property; and

          (h) Chart has delivered or, at Bancorp’s request, made available to Bancorp copies of all environmental reports, studies, sampling data, correspondence, filings and other environmental information in its possession or reasonably available to it relating to Chart, its Subsidiaries and any currently or formerly owned or operated property or any Chart Loan Property.

     5.19. TAX MATTERS.

          (a) For the taxable years ended December 31, 2003, 2002, 2001, 2000, 1999, 1998 and 1997, each of Chart and its Subsidiaries has filed all Tax Returns that it was required to file under applicable laws and regulations. All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable laws and regulations. All Taxes due and owing by Chart or any of its Subsidiaries (whether or not shown on any Tax Return) have been paid. Neither Chart nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where Chart or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Chart or any of its Subsidiaries.

          (b) Chart and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

          (c) Except as set forth on Section 5.19(c) of Chart’s Disclosure Schedule, no foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to Chart or any of its Subsidiaries. Neither Chart nor any of its Subsidiaries has received from any foreign, federal, state, or local taxing authority (including jurisdictions where Chart or any of its Subsidiaries has not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against Chart or any of its Subsidiaries.

          (d) Chart has provided Bancorp with true and complete copies of the United States federal, state, local, and foreign income Tax Returns filed with respect to Chart and its Subsidiaries for taxable periods ended on or after December 31, 2000. The Disclosure Schedule indicates those Tax Returns that have been audited during the last three years, and those Tax Returns that currently are the subject of an audit. Chart has delivered to Bancorp correct and complete copies of all examination reports, and statements of deficiencies assessed against or agreed to by Chart or any of its Subsidiaries filed for the years ended on or after December 31, 2000.

          (e) Neither Chart nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

          (f) Neither Chart nor any of its Subsidiaries has filed a consent under Code Section 341(f) concerning collapsible corporations. Neither Chart nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii). Chart and each of its Subsidiaries has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662. Neither Chart nor any of its Subsidiaries is a party to or bound by any Tax allocation or sharing agreement. Neither Chart nor any of its Subsidiaries (A) has been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was Chart) and (B) has any liability for the Taxes of any Person (other than Chart and its Subsidiaries) under Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

          (g) Except as set forth on Section 5.19(g) of Chart’s Disclosure Schedule, the unpaid Taxes of Chart and its Subsidiaries do not exceed the reserve for Tax liability (which reserve is distinct and different from any reserve for deferred Taxes established to reflect timing differences between book and Tax income) established on the books and records of Chart and its Subsidiaries.

          (h) Neither Chart nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period ending on or prior to the Closing Date; (B) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (C) intercompany transactions or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax law); (D) installment sale or open transaction disposition made on or prior to the Closing Date; or (E) prepaid amount received on or prior to the Closing Date.

          (i) Neither Chart nor any of its Subsidiaries has distributed stock of another person, nor had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Code section 355 or Code section 361.

     5.20. RISK MANAGEMENT INSTRUMENTS. Neither Chart nor any of its Subsidiaries is a party or has agreed to enter into an exchange traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is not included on the balance sheet and is a derivatives contract (including various combinations thereof) (each, a “DERIVATIVES CONTRACT”) or owns securities that (i) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (ii) are likely to have changes in value as a result of non-minimal interest or exchange rate changes, except for those Derivatives Contracts and other instruments legally purchased or entered into in the ordinary course of business, consistent with safe and sound banking practices and regulatory guidance. All of such Derivatives Contracts or other instruments, are legal, valid and binding obligations of Chart or any of its Subsidiaries enforceable in accordance with their terms (except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally), and are in full force and effect. Chart and its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued; and, to Chart’s knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder that would have or would reasonably be expected to have a Material Adverse Effect on Chart.

     5.21. INVESTMENT SECURITIES. Except for pledges to secure public and trust deposits, Federal Reserve borrowings, Federal Home Loan Bank advances, repurchase agreements and reverse repurchase agreements entered into in arms’-length transactions pursuant to normal commercial terms and conditions and other pledges required by law, none of the investments reflected in the balance sheet of Chart contained in its most recent Financial Statements made available to Bancorp, and none of the material investments made by Chart or any of its Subsidiaries since January 1, 2004 is subject to any restriction (contractual, statutory or otherwise) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time. The information (including electronic information and information contained on tapes and computer disks) with respect to all investment securities (including mortgaged-backed securities) of Chart and its Subsidiaries furnished to Bancorp by Chart is, as of the respective dates indicated therein, true and correct in all material respects.

     5.22. LOANS; NONPERFORMING AND CLASSIFIED ASSETS.

          (a) Each loan agreement, note or borrowing arrangement (whether written or oral), including without limitation portions of outstanding lines of credit, loan commitments, leases, credit enhancements and guarantees (collectively, “LOANS”), on the books and records of Chart and its Subsidiaries, was made and has been serviced in all material respects in accordance with customary lending standards in the ordinary course of business, is evidenced in all material respects by appropriate and sufficient documentation and, to the knowledge of Chart, constitutes the legal, valid and binding obligation of the obligor named therein, subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditor’s rights or by general equity principles. The information (including electronic information and information contained on tapes and computer disks) with respect to all Loans of Chart and its Subsidiaries furnished to Bancorp by Chart is, as of the respective dates indicated therein, true and correct in all material respects. To the best knowledge of Chart, all loans originated, directly or through third party mortgage brokers, have been originated in compliance with all federal, state and local laws, including without limitation, the Real Estate Settlement Procedures Act of 1974, as amended.

          (b) Chart has Previously Disclosed as to Chart and each Chart Subsidiary as of the latest practicable date: (i) any written or, to Chart’s knowledge, oral Loan under the terms of which the obligor is 60 or more days delinquent in payment of principal or interest, or to Chart’s knowledge, in default of any other material provision thereof; (ii) each Loan that has been classified as “substandard,” “doubtful,” “loss” or “special mention” (or words of similar import)

by Chart, a Chart Subsidiary or an applicable regulatory authority (it being understood that no representation is being made that FDIC or Staff of the Massachusetts Bank Commissioner would agree with the loan classifications established by Chart); (iii) a listing of the OREO acquired by foreclosure or by deed-in-lieu thereof, including the book value thereof; and (iv) each Loan with any director, executive officer or five percent or greater shareholder of Chart or a Chart Subsidiary, or to the best knowledge of Chart, any Person controlling, controlled by or under common control with any of the foregoing.

          (c) No agreement pursuant to which any loans or other assets have been or shall be sold by Chart or its Subsidiaries entitled the buyer of such loans or other assets, unless there is material breach of a representation or covenant by Chart or its Subsidiaries, to cause Chart or its Subsidiaries to repurchase such loan or other asset or the buyer to pursue any other form of recourse against Chart or its Subsidiaries.

     5.23. BANK OWNED LIFE INSURANCE. Neither Chart nor any of its Subsidiaries owns any Bank Owned Life Insurance (“BOLI”).

     5.24. PROPERTIES. The real and material personal property owned by Chart or a Subsidiary of Chart or presently used by any of them in its respective business is in an adequate condition (ordinary wear and tear excepted) and is sufficient to carry on its business in the ordinary course of business consistent with its past practices. Chart has good and marketable title free and clear of all Liens to all of the real and material personal properties and assets reflected on the consolidated statement of financial condition of Chart as of December 31, 2003 included in the Chart Reports or acquired after such date, other than properties sold by Chart in the ordinary course of business, except (i) Liens for current taxes and assessments not yet due or payable, (ii) pledges to secure deposits and other Liens incurred in the ordinary course of its banking business, (iii) such imperfections of title, easements and encumbrances, if any, as are not, individually or in the aggregate, material in character, amount or extent and (iv) as reflected on the consolidated statement of financial condition of Chart as of December 31, 2003 included in the Chart Reports. All real and personal property that is material to Chart’s business on a consolidated basis and leased or licensed by Chart or a Subsidiary of Chart is held pursuant to leases or licenses that are valid and enforceable in accordance with their respective terms and such leases will not terminate or lapse prior to the Effective Time and there exists no material default under any such leases or licenses by Chart or any of its Subsidiaries nor, to the best knowledge of Chart and except as set forth on Section 5.24 of Chart’s Disclosure Schedule, any event that with notice or lapse of time or both would constitute a material default thereunder by Chart or any other Chart Subsidiaries, except for such defaults that, individually, or in the aggregate, would not result in the forfeiture of the use or occupancy of the property covered by such lease or in a material liability to Chart.

     5.25. INTELLECTUAL PROPERTY. Chart and each Subsidiary of Chart owns or possesses valid and binding licenses and other rights to use without payment of any material amount all material patents, copyrights, trade secrets, trade names, service marks and trademarks used in its businesses, all of which have been Previously Disclosed by Chart, and none of Chart or any of its Subsidiaries has received any notice of conflict with respect thereto that asserts the right of others. Chart and each Subsidiary has performed in all material respects all the obligations required to be performed by it and is not in default under any contract, agreement, arrangement or commitment relating to any of the foregoing.

     5.26. FIDUCIARY ACCOUNTS. Neither Chart nor any of its Subsidiaries engage in any trust business or administers or maintains accounts for which it acts as a fiduciary (other than individual retirement accounts and Keogh accounts), including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor.

     5.27. CAPITALIZATION. Chart is “well capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC.

     5.28. COMMUNITY REINVESTMENT ACT, ANTI-MONEY LAUNDERING AND CUSTOMER INFORMATION SECURITY. Chart is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist, that would cause Chart: (i) to be deemed not to be in satisfactory compliance in any material respect with the Community Reinvestment Act, and the regulations promulgated thereunder, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than “satisfactory;” or (ii) to be deemed to be operating in violation in any material respect of the federal Bank Secrecy Act, as amended, and its implementing regulations (31 C.F.R. Part 103), the USA Patriot Act of 2001, Public Law 107-56 (the “USA PATRIOT ACT”), and the regulations promulgated thereunder, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by Chart pursuant to 12 C.F.R. Part 364. Furthermore, the Chart Board has adopted and Chart has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective in any material respects by any Bank Regulators and that meets the requirements in all material respects of Section 352 of the USA Patriot Act and the regulations thereunder.

     5.29. BOOKS AND RECORDS. The books and records of Chart and its Subsidiaries are being maintained in material compliance with applicable legal and accounting requirements, and such books and records accurately reflect in all material respects all dealings and transactions in respect of the business, assets, liabilities and affairs of Chart and its Subsidiaries.

     5.30. INSURANCE. Chart has Previously Disclosed all of the material insurance policies, binders, or bonds currently maintained by Chart or any of its Subsidiaries (“INSURANCE POLICIES”). Chart and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Chart reasonably has determined to be prudent in accordance with industry practices. All the Insurance Policies are in full force and effect; Chart and its Subsidiaries are not in material default thereunder and have not received any notice of cancellation with respect thereto; and all claims thereunder have been filed in due and timely fashion, and Chart and its Subsidiaries, as applicable, have timely provided such insurers with due notice of all matters that may reasonably become a claim or otherwise constitute a basis for seeking recovery under the Insurance Policies.

     5.31. ALLOWANCE FOR LOAN LOSSES. Chart’s allowance for loan losses is in compliance with Chart’s existing methodology for determining the adequacy of its allowance for loan losses and, to the knowledge of Chart, the standards established by applicable Governmental Authorities and the Financial Accounting Standards Board and is adequate under all such standards.

     5.32. CREDIT CARD ACCOUNTS. Neither Chart nor any of its Subsidiaries originate, maintain or administer credit card accounts.

     5.33. MERCHANT PROCESSING. Except as set forth on Section 5.33 of Chart’s Disclosure Schedule, neither Chart nor any of its Subsidiaries provide, or has provided, merchant credit card processing services to any merchants.

     5.34. TRANSACTIONS WITH AFFILIATES. All “covered transactions” between Chart and an “affiliate” within the meaning of Sections 23A and 23B of the Federal Reserve Act have been in compliance with such provisions and the provisions of Federal Reserve Board Regulation W.

     5.35. MATERIAL INTERESTS OF CERTAIN PERSONS. Except as set forth on Section 5.35 of Chart’s Disclosure Schedules, to the knowledge of Chart, no officer or director of Chart, or any “associate” (as such term is defined in Rule 14a-1 under the Exchange Act) of any such officer or director, (i) has any interest in any material contract or property (real or personal), tangible or intangible, used in or pertaining to the business of Chart or any of the Chart Subsidiaries or (ii) is indebted to, or has the right under a line of credit to borrow from, Chart or any Chart Subsidiary in an amount exceeding $25,000.

     5.36. REQUIRED VOTE; ANTITAKEOVER PROVISIONS.

          (a) The affirmative vote of the holders of at least two-thirds of the issued and outstanding shares of Chart Common Stock is necessary to approve this Agreement and the Transactions on behalf of Chart. Except as disclosed in Section 5.36 of Chart’s Disclosure Schedule, no other vote of the shareholders of Chart is required by law, the Chart Charter, the Chart Bylaws or otherwise to approve this Agreement and the Transactions.

          (b) Assuming the accuracy of the representation and warranty of Bancorp contained in Section 6.35, no “control share acquisition,” “business combination moratorium,” “fair price” or other form of antitakeover statute or regulation, including without limitation MGL Chapter 110F, is applicable to this Agreement and the transactions contemplated hereby.

          (c) Chart (including the Chart Board) does not have in place, and has not ever adopted, a shareholder rights or similar plan pursuant to which, subject to the occurrence of specified triggering events, Chart shareholders would be permitted to purchase at a discount shares of Chart Common Stock or other Equity Interests or property of Chart, with the intention and/or effect of diluting the value or voting power of Chart Common Stock with respect to any stockholder, or any other arrangement designed to have a similar intention and/or effect (including any plan commonly referred to as a “poison pill”).

     5.37. FAIRNESS OPINION. Chart Board has received the oral opinion of Ryan Beck & Co. LLC., which opinion will be promptly confirmed in writing and dated as of the date of this Agreement, to the effect that as of the date hereof the Merger Consideration is fair to the holders of Chart Common Stock from a financial point of view.

     5.38. DISCLOSURE. The representations and warranties contained in this Article V, when considered as a whole, together with any certificate, list or other writing, including but not limited to Chart’s Disclosure Schedule, specifically required to be furnished to Bancorp pursuant to the provisions hereof, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained herein and therein not misleading.

ARTICLE VI.
REPRESENTATIONS AND WARRANTIES OF BANCORP

     Except as Previously Disclosed, Bancorp hereby represents and warrants to Chart:

     6.1. ORGANIZATION, STANDING AND AUTHORITY. Bancorp is a corporation duly organized, validly existing and in good standing under the laws of The Commonwealth of Massachusetts. Bancorp is duly qualified to do business and is in corporate good standing in each jurisdiction where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified, except when the failure to be so licensed or in good standing would not result in a Material Adverse Effect. Bancorp has in effect all federal, state, local and foreign governmental authorizations necessary for it to own, operate or lease its properties and assets and to carry on its business as now conducted. Bancorp is a bank holding company registered with the Federal Reserve Board under the BHCA. Bancorp Articles and Bancorp Bylaws, copies of which have previously been made available to Chart, are true, complete and correct copies of such documents in effect as of the date of this Agreement. Bancorp is not in violation of any provision of the Bancorp Articles or Bancorp Bylaws. The minute books of Bancorp contain in all material respects true and accurate records of all meetings held and corporate actions taken since January 1, 2001 of Bancorp’s Corporators and the Bancorp Board (including committees of the Bancorp Board) other than minutes that have not been prepared as of the date hereof.

     6.2. CAPITAL STRUCTURE. Bancorp has no capital stock issued and outstanding as of the date hereof. As of the Effective Time, Bancorp will have outstanding such number of shares of Common Stock as are issued and sold in the Conversion and will not have outstanding any other classes of capital stock. All shares of Bancorp Common Stock to be issued in exchange for Chart Common Stock upon consummation of the Merger, when issued in accordance with this Agreement, will be, and the shares of Bancorp Common Stock to be issued in connection with the Conversion will be duly authorized, validly issued, fully paid and nonassessable.

     6.3. SUBSIDIARIES.

          (a) (1) Bancorp has Previously Disclosed a list of all of its Subsidiaries together with the jurisdiction of organization of each such Subsidiary and the percentage and type of equity security owned or controlled by Bancorp, (2) Bancorp owns, directly or indirectly, all the issued and outstanding equity securities of each of its Subsidiaries, all of which are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, (3) no equity securities of any of its Subsidiaries are or may become required to be issued (other than to Bancorp) by reason of any Equity Interest or otherwise, (4) there are no contracts, commitments, understandings or arrangements by which any of its Subsidiaries is or may be bound to sell or otherwise transfer any of its equity securities (other than to Bancorp or any of its wholly-owned Subsidiaries), (5) there are no contracts, commitments, understandings, or arrangements relating to Bancorp’s rights to vote or to dispose of such securities, (6) all the equity securities of Bancorp’s Subsidiaries held by Bancorp or its Subsidiaries are fully paid and nonassessable and are owned by Bancorp or its Subsidiaries free and clear of any Liens, and (7) there are no outstanding contractual obligations of any Subsidiary of Bancorp to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity interests in, Bancorp or any such Subsidiary or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any such Subsidiary of Bancorp.

          (b) Except for securities and other interests held in a fiduciary capacity and beneficially owned by third parties or taken in consideration of debts previously contracted, Bancorp does not own beneficially, directly or indirectly, any equity securities or similar interests of any Person or any interest in a partnership or Joint Venture of any kind other than its Subsidiaries, stock in the Federal Home Loan Bank of Boston and stock in the Savings Bank Life Insurance Company of Massachusetts.

          (c) Each of Bancorp’s Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except when the failure to be so licensed or in good standing would not result in a Material Adverse Effect.

          (d) Bancorp owns all of the capital stock of Bancorp Bank free and clear of any lien or encumbrance.

          (e) The deposit accounts of Bancorp Bank are insured by the Bank Insurance Fund of the FDIC and the Deposit Insurance Fund of the Depositors Insurance Fund of Massachusetts in the manner and to the maximum extent provided by applicable law, and Bancorp Bank has paid all deposit insurance premiums and assessments required by applicable laws and regulations. Bancorp Bank is not obligated to make any payments for premiums and assessments and it has filed all reports required by the FDIC. Bancorp Bank does not have any deposits insured by the SAIF. As of the date hereof, no proceedings for the revocation or termination of such deposit insurance are pending or, to the best knowledge of Bancorp, threatened.

          (f) The Articles of Organization and Bylaws or equivalent organizational documents of each of Bancorp’s Subsidiaries, copies of which have previously been made available to Chart, are true, correct and complete copies of such documents in effect as of the date of this Agreement. Neither Bancorp nor any of its Subsidiaries is in violation of any provision of its Articles of Organization, Bylaws or equivalent organizational documents. The minute books of each of Bancorp’s Subsidiaries contain in all material respects true and accurate records of all meetings held and corporate actions taken since January 1, 2001 of its stockholders and Board

(including committees of its Board) other than minutes that have not been prepared as of the date hereof.

     6.4. CORPORATE POWER. Each of Bancorp and its Subsidiaries has the requisite corporate power and authority to carry on its business as it is now being conducted and to own, lease or operate all its properties and assets; and Bancorp has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject to receipt of all necessary approvals of Governmental Authorities and the approval of this Agreement and the Conversion by its Corporators.

     6.5. CORPORATE AUTHORITY. Subject to the approval of this Agreement and the Conversion by Bancorp’s Corporators, this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Bancorp and Bancorp Board on or prior to the date hereof. The execution and delivery of this Agreement and the other Transaction Documents, and the consummation of the transactions contemplated hereby and thereby have been declared advisable by, and have been duly and validly approved by the vote of, the Bancorp Board. The Conversion has been approved by the Bancorp Board. The Bancorp Board (i) has directed that this Agreement and the transactions contemplated hereby, including the Conversion and the Merger, be submitted to the Corporators of Bancorp for approval at a meeting of such Corporators and (ii) has recommended that the Corporators of Bancorp approve this Agreement and the transactions contemplated hereby (including the Conversion and the Merger). Bancorp has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by Chart, this Agreement is a valid and legally binding obligation of Bancorp, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

     6.6. REGULATORY APPROVALS; NO DEFAULTS.

          (a) No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Bancorp or any of its Subsidiaries in connection with the execution, delivery or performance by Bancorp or Bancorp Bank of this Agreement and the other Transaction Documents to which it is or will be a party, as applicable, or to consummate the Transactions and the other transactions contemplated hereby and thereby, except for (A) filings of applications or notices with, and approvals or waivers by, the Federal Reserve Board, the FDIC, the Massachusetts Bank Commissioner, the Depositors Insurance Fund of Massachusetts, the Co-operative Central Bank and the MHPF, as required, (B) filings with the Massachusetts Bank Commissioner, the FDIC and the SEC and state securities authorities in connection with the Conversion and the issuance of Bancorp Common Stock in the Conversion and in the Merger, (C) the filing of Amended and Restated Articles of Organization and Articles of Merger with the Secretary of State of the Commonwealth of Massachusetts, (D) the approval of the Conversion and this Agreement by the Bancorp Corporators and (E) such corporate approvals and such consents or approvals of, or waivers by, or filings or registrations with, certain of the foregoing federal and state banking agencies in connection with the Conversion or the Merger. As of the date hereof, Bancorp is not aware of any reason why the approvals set forth above or referred to in Section 8.1(c) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 8.1(c) or that the requisite approval of Bancorp’s Corporators will not be obtained.

          (b) Subject to receipt of the approvals referred to in Section 6.6(a), and the expiration of related waiting periods, the execution, delivery and performance of this Agreement and the other Transaction Documents to which it is a party by Bancorp and the consummation of the Transactions and the other transactions contemplated hereby and thereby do not and will not (A) constitute a breach or violation of, or a default under (or, with notice or lapse of time, or both, would constitute a default under), or give rise to any Lien, any acceleration of remedies or performance or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture, note, bond, mortgage, deed of trust, lease or instrument of Bancorp or any of its Subsidiaries or to which Bancorp or any of its Subsidiaries or any of their respective properties or assets is subject, affected or bound (whether as issuer, guarantor, obligor or otherwise), (B) constitute a breach or violation of, or a default under, the articles of organization or bylaws (or similar governing documents) of Bancorp or any of its Subsidiaries or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture, note, bond, mortgage, deed of trust, lease or instrument.

     6.7. BANCORP FINANCIAL STATEMENTS.

          (a) Bancorp has previously furnished to Chart true, correct and complete copies of Bancorp’s audited consolidated balance sheets as of December 31, 2001, 2002, and 2003, and the related consolidated statements of income, changes in retained earnings and cash flows for the years then ended, together with related notes of such financial statements (all the foregoing financial statements are referred to collectively as the “BANCORP AUDITED FINANCIAL STATEMENTS”). The Bancorp Audited Financial Statements are prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated and present fairly the financial condition and results of operations of Bancorp as of their respective dates and for the periods indicated thereon.

          (b) Bancorp has provided to Chart true and correct copies of Bancorp’s unaudited consolidated balance sheets as of June 30, 2004 and the related unaudited consolidated statements of income for the six months ended June 30, 2003 and 2004 (hereinafter the foregoing financial statements are referred to collectively as the “BANCORP INTERIM FINANCIAL STATEMENTS”). The Bancorp Interim Financial Statements present fairly the financial condition and results of operations of Bancorp for the periods indicated thereon and are prepared in accordance with GAAP (except for the omission of notes to the Bancorp Interim Financial Statements and year-end adjustments to interim results, which adjustments will not be material) applied on a consistent basis with all prior periods and throughout the periods indicated.

          (c) Bancorp has provided to Chart true and complete copies of all quarterly Consolidated Statements for Bank Holding Companies (“CONSOLIDATED STATEMENTS”) as filed with the Federal Reserve Board since December 31, 2003 through and including June 30, 2004. Such Consolidated Statements were prepared in accordance with the Federal Reserve Board’s instructions and fairly present the information purported to be shown therein.

          (d) The Audited Financial Statements and the Interim Financial Statements are herein referred to together as the “BANCORP FINANCIAL STATEMENTS.”

          (e) Each of the balance sheets included in any Bancorp Financial Statement filed with the Federal Reserve Board with respect to any period subsequent to the year ended December 31, 2003 (including any related notes and schedules), does or will fairly present the consolidated financial position of Bancorp as of its date, and the other financial statements included therein (including any related notes and schedules) do or will fairly present the consolidated results of operations or other information included therein of Bancorp for the periods or as of the dates therein set forth, subject to the notes thereto, in each case in accordance with generally accepted accounting principles and auditing standards, and do or will reflect all of its assets, liabilities and accruals and all of its items of income and expense in accordance with such principles consistently applied during the periods involved.

     6.8. BANCORP REPORTS. Since January 1, 2001, Bancorp and its Subsidiaries have timely filed, and subsequent to the date hereof will timely file, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were and are required to be filed with (i) the FDIC and the Federal Reserve Board and (ii) any applicable state securities or banking authorities (except, in the case of state securities authorities, no such representation is made as to filings which are not material) (all such reports, registrations and statements, together with any amendments thereto and the Bancorp Financial Statements, are collectively referred to herein as the “BANCORP REPORTS”) and have paid all fees and assessments due and payable in connection with any of the foregoing. As of the date filed or to be filed and as amended prior to the date hereof, Bancorp Reports complied and, with respect to filings made after the date of this Agreement, will at the date of filing comply, in all material respects with all of the statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed. Except for normal periodic examinations conducted by a Bank Regulator in the regular course of the business of Bancorp and its Subsidiaries, since January 1, 2001, no Bank Regulator has initiated any proceeding or, to the best knowledge of Bancorp, investigation into the business or operations of Bancorp or any of its Subsidiaries. Except as set forth on Section 5.7 of Bancorp’s Disclosure Schedule, Bancorp and its Subsidiaries have resolved all material violations, criticisms or exceptions by any Bank Regulator with respect to any such normal periodic examination.

     6.9. ABSENCE OF UNDISCLOSED LIABILITIES. Except for those liabilities that are appropriately reflected or reserved against in the balance sheets of the Bancorp Reports and for liabilities incurred in the ordinary course of business consistent with past practice or in connection with this Agreement or the transactions contemplated hereby, since January 1, 2004, neither Bancorp nor any of its Subsidiaries has incurred any obligation or liability (contingent or otherwise) that, either alone or when combined with all similar liabilities, has had, or could reasonably be expected to have, a Material Adverse Effect on Bancorp.

     6.10. NO MATERIAL ADVERSE EFFECT. Since December 31, 2003, except as set forth in Section 6.10 of Bancorp’s Disclosure Schedule or reflected in the Bancorp Reports, there has not been either individually or in the aggregate, any Material Adverse Effect and, to the best knowledge of Bancorp, no fact or condition exists that is reasonably likely to cause such a

Material Adverse Effect in the future (assuming, for purposes of this Section 6.10 that “MATERIAL ADVERSE EFFECT” is subject to the same exclusions contained in Section 8.2(c) (1)-(5)),

     6.11. LITIGATION. Except as set forth on Section 6.11 of Bancorp’s Disclosure Schedule, there is no claim, suit, action, proceeding or investigation of any nature pending or, to the best knowledge of Bancorp, threatened, against Bancorp or any Subsidiary of Bancorp or challenging the validity or propriety of the transactions contemplated by this Agreement, nor is there any judgment, decree, injunction, rule, award or order of any legal or administrative body or arbitrator outstanding against Bancorp or any Subsidiary of Bancorp having, or which insofar as reasonably can be foreseen, in the future could have, any such effect or restricting, or that could restrict, its ability to conduct business in any material respect in any area. Bancorp is not aware of any facts that could reasonably give rise to any such claim, suit, action, investigation or other proceeding.

     6.12. REGULATORY MATTERS.

          (a) Neither Bancorp nor any of its Subsidiaries nor any of any of their respective properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, order to cease and desist with, or extraordinary supervisory letter from, any federal or state governmental agency or authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or the supervision or regulation of it (collectively, the “BANCORP REGULATORY AUTHORITIES”), or is subject to any order or directive specifically naming or referring to Bancorp or any of its Subsidiaries by, has been required to adopt any board resolution by, any Bancorp Regulatory Authority that is currently in effect, and neither Bancorp nor any of its Subsidiaries has received written notification from any such Bancorp Regulatory Authority that any such Person may be requested to enter into, or otherwise be subject to, any such commitment letter, written agreement, memorandum of understanding, cease and desist order or any other similar order or directive. Except as set forth in Section 6.12(a) of Bancorp’s Disclosure Schedule, neither Bancorp nor any of its Subsidiaries is a party to any agreement or arrangement entered into in connection with the consummation of a federally assisted acquisition of a depository institution pursuant to which Bancorp or any of its Subsidiaries is entitled to receive financial assistance or indemnification from any Governmental Authority. Bancorp and its Subsidiaries have paid all assessments made or imposed by any Bancorp Regulatory Authority.

          (b) Neither Bancorp nor any its Subsidiaries has been advised by, or has any knowledge of facts which would reasonably be expected to give rise to an advisory notice by, any Bancorp Regulatory Authority that such Bancorp Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

     6.13. COMPLIANCE WITH LAWS. Each of Bancorp and its Subsidiaries:

          (a) is in material compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

          (b) has all permits, licenses, franchises, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Bancorp’s knowledge, no suspension or cancellation of any of them is threatened; and

          (c) has received, since December 31, 2000, no notification or communication from any Governmental Authority (A) asserting that Bancorp or any of its Subsidiaries is not in material compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization (nor, to Bancorp’s knowledge, do any grounds for any of the foregoing exist).

     6.14. MATERIAL CONTRACTS; DEFAULTS. Except as set forth on Schedule 6.14 of Bancorp’s Disclosure Schedules, neither Bancorp nor any of its Subsidiaries is in material default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its respective assets, business, or operations may be bound or affected, or under which it or its respective assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default. No power of attorney or similar authorization given directly or indirectly by Bancorp or any of its Subsidiaries is currently outstanding.

     6.15. NO BROKERS. Excluding a Previously Disclosed arrangement with and fee paid or payable to McConnell, Budd & Romano, Inc., neither Bancorp nor any of its officers, directors, employees, affiliates or agents has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with any of the transactions contemplated by this Agreement except for legal, accounting and other professional fees payable in connection with the Merger and the other transactions contemplated hereby. Bancorp will be responsible for the payment of all such fees. The fee payable to McConnell, Budd & Romano, Inc. in connection with the transactions contemplated by this Agreement is as described in an engagement letter between Bancorp and McConnell, Budd & Romano, Inc., a true and complete copy of which has heretofore been furnished to Chart.

     6.16. EMPLOYEE BENEFIT PLANS.

          (a) All benefit and compensation plans, contracts, policies or arrangements covering current or former employees of Bancorp and its Subsidiaries and current or former directors of Bancorp and its Subsidiaries including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans (the “BANCORP BENEFIT PLANS”), are Previously Disclosed in the Disclosure Schedule. True and complete copies of all Bancorp Benefit Plan documents and summary plan descriptions, the most recent determination letter received from the Internal Revenue Service, the most recent annual report (Form 5500, with all applicable attachments), and all related trust instruments, insurance contracts, and other funding arrangements, forming a part of any Bancorp Benefit Plans and all amendments thereto have been provided or made available to Chart.

          (b) All Bancorp Benefit Plans are in substantial compliance with ERISA, the Code, and other applicable laws in all material respects. Each Bancorp Benefit Plan which is a Pension Plan and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service, and Bancorp is not aware of any circumstances likely to result in revocation of any such favorable determination letter or the loss of the qualification of such Pension Plan under Section 401(a) of the Code. There is no material pending or, to Bancorp’s knowledge, threatened litigation relating to the Bancorp Benefit Plans. Neither Bancorp nor any of its Subsidiaries has engaged in a transaction with respect to any Bancorp Benefit Plan or Pension Plan that could subject Bancorp or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount that would be material.

          (c) All contributions required to be made under the terms of any Bancorp Benefit Plan have been timely made or have been reflected on the financial statements of Bancorp included in the Bancorp Reports.

          (d) Neither Bancorp, nor any of its Subsidiaries, or any ERISA Affiliate, has incurred any liability under Title IV of ERISA which will not have been paid in full prior to the Closing. Neither Bancorp nor any of its Subsidiaries or any ERISA Affiliate currently maintains any Pension Plan subject to Code Section 412 or ERISA Section 302, and Bancorp has received approval from the Pension Benefit Guaranty Corporation with regard to the termination of its defined benefit Pension Plan. Neither Bancorp, nor any of its Subsidiaries, or any ERISA Affiliate has ever maintained a Multiemployer Plan.

          (e) There are no pending or, to the knowledge of Bancorp, threatened claims by or on behalf of any Bancorp Benefit Plans or by or on behalf of any individual participants or beneficiaries of any Bancorp Benefit Plan, alleging any breach of fiduciary duty on the part of Bancorp or any of its officers, directors or employees under ERISA or any other applicable regulations, or claiming benefit payments for which Bancorp may be liable (other than those made in the ordinary operation of such plans), nor is there, to the knowledge of Bancorp, any basis for such claim. The Bancorp Benefit Plans are not the subject of any pending (or to the knowledge of Bancorp, any threatened) investigation or audit by the Internal Revenue Service, the Department of Labor or the Pension Benefit Guaranty Corporation.

          (f) With respect to any Bancorp Benefit Plan that is a Welfare Plan and except as Previously Disclosed, (i) each Welfare Plan for which contributions are claimed by Bancorp as deductions under any provision of the Code is in material compliance with all applicable requirements pertaining to such deduction, (ii) any Bancorp Benefit Plan that is a group health plan (within the meaning of Section 4980B(g)(2) of the Code) complies, and in each and every case has complied, with all of the applicable material requirements of Section 4980B of the Code, ERISA, Title XXII of the Public Health Service Act and the Social Security Act, and (iii) all Welfare Plans may be amended or terminated at any time on or after the Closing Date without incurring any liability thereunder.

          (g) Neither Bancorp nor any of its Subsidiaries has any obligations for retiree health and life benefits under any Bancorp Benefit Plan, other than coverage as may be required under Section 4980B of the Code or Part 6 of Title I of ERISA, or under the continuation of coverage provisions of the laws of any state or locality.

          (h) As of the date of this Agreement, neither Bancorp nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Code Section 280G (or any corresponding provision of state, local or foreign Tax law) or (ii) any amount that will not be fully deductible as a result of Code Section 162(m) (or any corresponding provision of state, local or foreign Tax law). None of the execution of this Agreement, Corporator approval of this Agreement or consummation of the transactions contemplated by this Agreement will (A) entitle any employees of Bancorp or any of its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (B) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Bancorp Benefit Plans, (C) result in any breach or violation of, or a default under, any of the Bancorp Benefit Plans, (D) result in any payment that would be a “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future or (E) result in any payment that would be nondeductible pursuant to Section 162(m) of the Code.

     6.17. LABOR MATTERS. Neither Bancorp nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Bancorp or any of its Subsidiaries the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Bancorp or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike, work stoppage or other labor dispute, arbitration, lawsuit or administrative proceeding involving it or any of its Subsidiaries pending or, to Bancorp’s knowledge, threatened, nor is Bancorp or any of its Subsidiaries aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity. No employees of Bancorp or any of its Subsidiaries are represented by any labor union.

     6.18. ENVIRONMENTAL MATTERS.

          (a) Bancorp and its Subsidiaries are in material compliance with applicable Environmental Laws;

          (b) to Bancorp’s knowledge, no real property (including buildings or other structures) currently or formerly owned or operated by Bancorp or any of its Subsidiaries, or any property in which Bancorp or any of its Subsidiaries has held a security interest, Lien or a fiduciary or management role (“BANCORP LOAN PROPERTY”), has been contaminated with, or has had any release of, any Hazardous Substance except in compliance with Environmental Laws;

          (c) neither Bancorp nor any of its Subsidiaries has participated in the management regarding Hazardous Substances of, any Bancorp Loan Property which has been contaminated with, or has had any release of, any Hazardous Substance except in compliance with Environmental Laws;

          (d) neither Bancorp nor any of its Subsidiaries has any material liability for any Hazardous Substance disposal or contamination on any third party property;

          (e) neither Bancorp nor any of its Subsidiaries has received any notice, demand letter, claim or request for information alleging any violation of, or liability under, any Environmental Law;

          (f) neither Bancorp nor any of its Subsidiaries is subject to any order, decree, injunction or other agreement with any Governmental Authority or any third party relating to any Environmental Law;

          (g) to Bancorp’s knowledge, there are no circumstances or conditions (including the presence of asbestos, underground storage tanks, lead products, polychlorinated biphenyls, prior manufacturing operations, dry-cleaning, or automotive services) involving Bancorp or any of its Subsidiaries, any currently or formerly owned or operated property, or any Bancorp Loan Property, that could reasonably be expected to result in any claims, liability or investigations against Bancorp or any of its Subsidiaries, result in any restrictions on the ownership, use, or transfer of any property pursuant to any Environmental Law, or adversely affect the value of any Bancorp Loan Property; and

          (h) Bancorp has delivered or, at Chart’s request, made available to Chart copies of all environmental reports, studies, sampling data, correspondence, filings and other environmental information in its possession or reasonably available to it relating to Bancorp, its Subsidiaries and any currently or formerly owned or operated property or any Bancorp Loan Property.

     6.19. TAX MATTERS.

          (a) For the taxable years ended December 31, 2003, 2002, 2001, 2000, 1999, 1998 and 1997, each of Bancorp and its Subsidiaries has filed all Tax Returns that it was required to file under applicable laws and regulations. All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable laws and regulations. All Taxes due and owing by Bancorp or any of its Subsidiaries (whether or not shown on any Tax Return) have been paid. Neither Bancorp nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where Bancorp or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Bancorp or any of its Subsidiaries.

          (b) Bancorp and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

          (c) No foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to Bancorp or any of its Subsidiaries. Neither Bancorp nor any of its Subsidiaries has received from any foreign, federal, state, or local taxing authority (including jurisdictions where Bancorp or any of its Subsidiaries has not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against Bancorp or any of its Subsidiaries.

          (d) Bancorp has provided Chart with true and complete copies of the United States federal, state, local, and foreign income Tax Returns filed with respect to Bancorp and its Subsidiaries for taxable periods ended on or after December 31, 2000. The Disclosure Schedule indicates those Tax Returns that have been audited during the last three years, and those Tax Returns that currently are the subject of an audit. Bancorp has delivered to Chart correct and complete copies of all examination reports, and statements of deficiencies assessed against or agreed to by Bancorp or any of its Subsidiaries filed for the years ended on or after December 31, 2000.

          (e) Neither Bancorp nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

          (f) Neither Bancorp nor any of its Subsidiaries has filed a consent under Code Section 341(f) concerning collapsible corporations. Neither Bancorp nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii). Bancorp and each of its Subsidiaries has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662. Neither Bancorp nor any of its Subsidiaries is a party to or bound by any Tax allocation or sharing agreement. Neither Bancorp nor any of its Subsidiaries (A) has been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was Bancorp) and (B) has any liability for the Taxes of any Person (other than Bancorp and its Subsidiaries) under Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

          (g) The unpaid Taxes of Bancorp and its Subsidiaries do not exceed the reserve for Tax liability (which reserve is distinct and different from any reserve for deferred Taxes established to reflect timing differences between book and Tax income) established on the books and records of Bancorp and its Subsidiaries.

          (h) Neither Bancorp nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period ending on or prior to the Closing Date; (B) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (C) intercompany transactions or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax law); (D) installment sale or open transaction disposition made on or prior to the Closing Date; or (E) prepaid amount received on or prior to the Closing Date.

          (i) Neither Bancorp nor any of its Subsidiaries has distributed stock of another person, nor had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Code section 355 or Code section 361.

     6.20. RISK MANAGEMENT INSTRUMENTS. Neither Bancorp nor any of its Subsidiaries is a party or has agreed to enter into any Derivatives Contract or owns securities that (i) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (ii) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes, except for those Derivatives Contracts and other instruments legally purchased or entered into in the ordinary course of business, consistent with safe and sound banking practices and regulatory guidance. All of such Derivatives Contracts or other instruments, are legal, valid and binding obligations of Bancorp or any of its Subsidiaries enforceable in accordance with their terms (except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally), and are in full force and effect. Bancorp and its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued; and, to Bancorp’s knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder that would have or would reasonably be expected to have a Material Adverse Effect on Bancorp.

     6.21. INVESTMENT SECURITIES. Except for pledges to secure public and trust deposits, Federal Reserve borrowings, Federal Home Loan Bank advances, repurchase agreements and reverse repurchase agreements entered into in arms’-length transactions pursuant to normal commercial terms and conditions and other pledges required by law, none of the investments reflected in the balance sheet of Bancorp contained in its most recent Financial Statements made available to Chart, and none of the material investments made by Bancorp or any of its Subsidiaries since January 1, 2004 is subject to any restriction (contractual, statutory or otherwise) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time. The information (including electronic information and information contained on tapes and computer disks) with respect to all investment securities (including mortgaged-backed securities) of Bancorp and its Subsidiaries furnished to Chart by Bancorp is, as of the respective dates indicated therein, true and correct in all material respects.

     6.22. LOANS; NONPERFORMING AND CLASSIFIED ASSETS.

          (a) Each Loan on the books and records of Bancorp and its Subsidiaries, was made and has been serviced in all material respects in accordance with customary lending standards in the ordinary course of business, is evidenced in all material respects by appropriate and sufficient documentation and, to the knowledge of Bancorp, constitutes the legal, valid and binding obligation of the obligor named therein, subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditor’s rights or by general equity principles. The information (including electronic information and information contained on tapes and computer disks) with respect to all Loans of Bancorp and its Subsidiaries furnished to Chart by Bancorp is, as of the respective dates indicated therein, true and correct in all material respects. To the best knowledge of Bancorp, all loans originated, directly or through third party mortgage brokers, have been originated in compliance with all federal, state and local laws, including without limitation, the Real Estate Settlement Procedures Act of 1974, as amended.

          (b) Bancorp has Previously Disclosed as to Bancorp and each Bancorp Subsidiary as of the latest practicable date: (i) any written or, to Bancorp’s knowledge, oral Loan under the terms of which the obligor is 60 or more days delinquent in payment of principal or interest, or to Bancorp’s knowledge, in default of any other material provision thereof; (ii) each Loan that has been classified as “substandard,” “doubtful,” “loss” or “special mention” (or words of similar import) by Bancorp, a Bancorp Subsidiary or an applicable regulatory authority (it being understood that no representation is being made that FDIC or Staff of the Massachusetts Bank Commissioner would agree with the loan classifications established by Bancorp); (iii) a listing of the OREO acquired by foreclosure or by deed-in-lieu thereof, including the book value thereof; and (iv) each Loan with any trustee, director, executive officer or Corporator of Bancorp, or to the best knowledge of Bancorp, any Person controlling, controlled by or under common control with any of the foregoing.

          (c) No agreement pursuant to which any loans or other assets have been or shall be sold by Bancorp or its Subsidiaries entitled the buyer of such loans or other assets, unless there is material breach of a representation or covenant by Bancorp or its Subsidiaries, to cause Bancorp or its Subsidiaries to repurchase such loan or other asset or the buyer to pursue any other form of recourse against Bancorp or its Subsidiaries.

     6.23. BANK OWNED LIFE INSURANCE. Bancorp has Previously Disclosed a true, correct and complete description of all BOLI owned by Bancorp or its Subsidiaries. The value of such BOLI as of the date hereof is fairly and accurately reflected on the most recent Bancorp Financial Statements in accordance with GAAP. Except as set forth on Section 6.23 of Bancorp’s Disclosure Schedule, all life insurance policies on the lives of any of the current and former officers and directors of Bancorp or any of its Subsidiaries that are maintained by Bancorp or any such Subsidiary that are otherwise included as assets on the books of Bancorp or such Subsidiary are, or will at the Effective Time be, owned by Bancorp or such Subsidiary, as the case may be, free and clear of any claims thereon by the officers or members of their families, except with respect to the death benefits thereunder, as to which Bancorp or such Subsidiary agree that there will not be an amendment prior to the Effective Time without the consent of Chart’s Authorized Representative.

     6.24. PROPERTIES. The real and material personal property owned by Bancorp or a Subsidiary of Bancorp or presently used by any of them in its respective business is in an adequate condition (ordinary wear and tear excepted) and is sufficient to carry on its business in the ordinary course of business consistent with its past practices. Bancorp has good and marketable title free and clear of all Liens to all of the real and material personal properties and assets reflected on the consolidated statement of financial condition of Bancorp as of December 31, 2003 included in the Bancorp Reports or acquired after such date, other than properties sold by Bancorp in the ordinary course of business, except (i) Liens for current taxes and assessments not yet due or payable, (ii) pledges to secure deposits and other Liens incurred in the ordinary course of its banking business, (iii) such imperfections of title, easements and encumbrances, if any, as are not, individually or in the aggregate, material in character, amount or extent and (iv) as reflected on the consolidated statement of financial condition of Bancorp as of December 31, 2003 included in the Bancorp Reports. All real and personal property that is material to Bancorp’s business on a consolidated basis and leased or licensed by Bancorp or a Subsidiary of Bancorp is held pursuant to leases or licenses that are valid and enforceable in accordance with their respective terms and such leases will not terminate or lapse prior to the Effective Time and there exists no material default under any such leases or licenses by Bancorp or any of its Subsidiaries nor, to the best knowledge of Bancorp and except as set forth on Section 6.24 of Bancorp’s Disclosure Schedule, any event which, with notice or lapse of time or both, would constitute a material default thereunder by Bancorp or any other Bancorp Subsidiaries, except for such defaults which, individually, or in the aggregate, would not result in the forfeiture of the use or occupancy of the property covered by such lease or in a material liability to Bancorp. The consent of the landlord under the real estate leases listed on Section 6.24 of Bancorp’s Disclosure Schedule may be required in order to consummate the transactions contemplated by this Agreement.

     6.25. INTELLECTUAL PROPERTY. Bancorp and each Subsidiary of Bancorp owns or possesses valid and binding licenses and other rights to use without payment of any material amount all material patents, copyrights, trade secrets, trade names, service marks and trademarks used in its businesses, all of which have been Previously Disclosed by Bancorp, and none of Bancorp or any of its Subsidiaries has received any notice of conflict with respect thereto that asserts the right of others. Bancorp and each Subsidiary has performed in all material respects all the obligations required to be performed by it and is not in default under any contract, agreement, arrangement or commitment relating to any of the foregoing.

     6.26. FIDUCIARY ACCOUNTS. Neither Bancorp nor any of its Subsidiaries engage in any trust business or administers or maintains accounts for which it acts as a fiduciary (other than individual retirement accounts and Keogh accounts), including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor.

     6.27. CAPITALIZATION. Bancorp Bank is “well capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC.

     6.28. COMMUNITY REINVESTMENT ACT, ANTI-MONEY LAUNDERING AND CUSTOMER INFORMATION SECURITY. Neither Bancorp nor Bancorp Bank is aware of, has been advised of, or has reason to believe that any facts or circumstances exist, which would cause Bancorp Bank: (i) to be deemed not to be in satisfactory compliance in any material respect with the Community Reinvestment Act, and the regulations promulgated thereunder, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than

“satisfactory;” or (ii) to be deemed to be operating in violation in any material respect of the federal Bank Secrecy Act, as amended, and its implementing regulations (31 C.F.R. Part 103), the USA Patriot Act, and the regulations promulgated thereunder, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by Bancorp Bank pursuant to 12 C.F.R. Part 364. Furthermore, the board of directors of Bancorp Bank has adopted and Bancorp Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective in any material respects by any Bank Regulators and that meets the requirements in all material respects of Section 352 of the USA Patriot Act and the regulations thereunder.

     6.29. BOOKS AND RECORDS. The books and records of Bancorp and its Subsidiaries are being maintained in material compliance with applicable legal and accounting requirements, and such books and records accurately reflect in all material respects all dealings and transactions in respect of the business, assets, liabilities and affairs of Bancorp and its Subsidiaries.

     6.30. INSURANCE. Bancorp has Previously Disclosed all of the material Insurance Policies currently maintained by Bancorp or any of its Subsidiaries. Bancorp and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Bancorp reasonably has determined to be prudent in accordance with industry practices. All the Insurance Policies are in full force and effect; Bancorp and its Subsidiaries are not in material default thereunder and have not received any notice of cancellation with respect thereto; and all claims thereunder have been filed in due and timely fashion, and Bancorp and its Subsidiaries, as applicable, have timely provided such insurers with due notice of all matters that may reasonably become a claim or otherwise constitute a basis for seeking recovery under the Insurance Policies.

     6.31. ALLOWANCE FOR LOAN LOSSES. Bancorp’s allowance for loan losses is in compliance with Bancorp’s existing methodology for determining the adequacy of its allowance for loan losses and, to the knowledge of Bancorp, the standards established by applicable Governmental Authorities and the Financial Accounting Standards Board and is adequate under all such standards.

     6.32. CREDIT CARD ACCOUNTS. Neither Bancorp nor any of its Subsidiaries originate, maintain or administer credit card accounts.

     6.33. MERCHANT PROCESSING. Neither Bancorp nor any of its Subsidiaries provide, or has provided, merchant credit card processing services to any merchants.

     6.34. TRANSACTIONS WITH AFFILIATES. All “covered transactions” between Bancorp Bank and an “affiliate” within the meaning of Sections 23A and 23B of the Federal Reserve Act have been in compliance with such provisions and the provisions of Federal Reserve Board Regulation W.

     6.35. OWNERSHIP OF CHART COMMON STOCK. None of Bancorp or any of Bancorp’s Subsidiaries, or to Bancorp’s knowledge, any of its other affiliates or associates (as such terms are defined under the Exchange Act), owns beneficially or of record, directly or indirectly, or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, shares of Chart Common Stock (other than shares held in a fiduciary capacity that are beneficially owned by third parties or as a result of debts previously contracted) which in the aggregate represent 5% or more of the outstanding Chart Common Stock.

     6.36. DISCLOSURE. The representations and warranties contained in this Article VI, when considered as a whole, together with any certificate, list or other writing, including but not limited to Bancorp’s Disclosure Schedule, specifically required to be furnished to Chart pursuant to the provisions hereof, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained herein and therein not misleading.

ARTICLE VII.
COVENANTS

     7.1. REASONABLE BEST EFFORTS. Subject to the terms and conditions of this Agreement, each of Chart and Bancorp agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Transactions as promptly as practicable and otherwise to enable consummation of the Transactions, including the satisfaction of the conditions set forth in Article VIII hereof, and shall cooperate fully with the other parties hereto to that end. Without limiting the generality of the foregoing, (i) Bancorp will use its reasonable best efforts to cause the following steps to be taken on or prior to December 31, 2004: the filing of its Plan of Conversion with the Massachusetts Bank Commissioner (and related filings with the FDIC, if any) and the Federal Reserve; the filing of its Registration Statement on Form S-1 with the SEC (and related filings with the Massachusetts Bank Commissioner and the FDIC, if any); and the filing of its regulatory applications with respect to the Merger with the Massachusetts Bank Commissioner and the FDIC; and (ii) Chart will use its reasonable best efforts to provide Bancorp, at least two weeks prior to the date on which Bancorp intends to make such filings, with all financial and other information with respect to Chart (in substantially the form required by the applicable governmental agency) necessary to enable such filings to be made, provided that Bancorp has notified Chart of such expected filing dates at least five weeks in advance of such anticipated filing dates.

     7.2. BANCORP CONVERSION FROM MUTUAL TO STOCK FORM. Commencing promptly after the date of this Agreement, Bancorp and Bancorp Bank will take all reasonable steps necessary to expeditiously effect the Conversion. In addition, without limiting the generality of the foregoing, Bancorp shall cause the following to be done:

          (a) As promptly as practicable after receipt of all approvals or non-objections necessary from the applicable bank regulators, Bancorp shall duly call, give notice of, convene and hold a special meeting of its Corporators for the purpose of approving the Conversion and for such other purposes as may be, in the reasonable judgment of Bancorp, necessary or desirable. The Board of Trustees of Bancorp will recommend to the Corporators the approval of the

Conversion.

          (b) Bancorp will use its reasonable best efforts to prepare and file as promptly as practicable all required regulatory applications required in connection with the Conversion and the Merger, including, without limitation, filing applications with the Massachusetts Bank Commissioner, the FDIC and the Federal Reserve Board.

     7.3. REGISTRATION STATEMENTS.

          (a) Bancorp agrees to use its reasonable best efforts to prepare and file, as promptly as practicable, a Registration Statement on Form S-1 or other applicable form to be filed by Bancorp with the SEC and the Massachusetts Bank Commissioner in connection with the issuance of Bancorp Common Stock in the Conversion (including the prospectus constituting a part thereof (the “CONVERSION PROSPECTUS”) and all related documents). Bancorp also agrees to prepare and file a registration statement on Form S-4 or other applicable form to be filed as soon as practicable (but in no event later than ten days following the date on which the SEC declares the Registration Statement on Form S-1 effective) by Bancorp with the SEC in connection with the issuance of Bancorp Common Stock in the Merger (including the proxy statement and prospectus and other proxy solicitation materials of Chart constituting a part thereof (the “PROXY STATEMENT”) and all related documents). Chart shall use its reasonable best efforts to prepare and furnish, as soon as practicable, such information relating to it and its directors, officers and stockholders as may be reasonably required in connection with the above referenced documents based on its and its legal, financial and accounting advisors’ knowledge of and access to the information required for said documents, and Chart, and its legal, financial and accounting advisors, shall have the right to review in advance each such Registration Statement prior to its filing. Chart agrees to cooperate with Bancorp and Bancorp’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from its financial advisor and independent auditor in connection with the Registration Statements and the Proxy Statement. Each of Chart and Bancorp agrees to use its reasonable best efforts to cause each Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof. Bancorp also agrees to use its reasonable best efforts to obtain approval from the Massachusetts Bank Commissioner and all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement. Promptly after the Registration Statement containing the Conversion Prospectus is declared effective under the Securities Act, Bancorp shall mail at its expense the Conversion Prospectus to Bancorp Bank’s eligible depositors. Promptly after the Registration Statement containing the Proxy Statement is declared effective under the Securities Act, Chart shall mail at its expense the Proxy Statement to its stockholders.

          (b) Each of Chart and Bancorp agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) either Registration Statement shall, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) the Conversion Prospectus and any amendment or supplement thereto shall, at the date(s) of mailing to eligible depositors and at the time of the closing of the Conversion, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading at the time and in light of the circumstances under which such statement is made; and (iii) the Proxy Statement and any amendment or supplement thereto shall, at the date(s) of mailing to stockholders and at the time of Chart Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading at the time and in light of the circumstances under which such statement is made. Each of Chart and Bancorp further agrees that if such party shall become aware prior to the Effective Date of any information furnished by such party that would cause any of the statements in either Registration Statement, the Conversion Prospectus or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other parties thereof and to take the necessary steps to correct the Registration Statement, the Conversion Prospectus or the Proxy Statement.

          (c) Bancorp agrees to advise Chart, promptly after Bancorp receives notice thereof, of the time when a Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Bancorp Common Stock for offering or sale in any jurisdiction, of the initiation or, to the extent Bancorp is aware thereof, threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of either Registration Statement or for additional information.

          (d) Upon Bancorp’s request, Chart will cause its independent certified public accountants to prepare and deliver to Bancorp’s Conversion agent and/or underwriter a “comfort” letter, dated the effective date of the Conversion Registration Statement and the Effective Date, with respect to certain financial information regarding Chart, in form and substance which is customary in transactions of the nature of the Conversion.

     7.4. SHAREHOLDER APPROVAL. Chart agrees to take, in accordance with applicable law and the Chart Charter and the Chart Bylaws, all action necessary to call, give notice of, convene, and hold as soon as reasonably practicable a meeting of its stockholders to consider and vote upon the approval of this Agreement and any other matters required to be approved by Chart’s stockholders for consummation of the Transactions (including any adjournment or postponement, the “CHART MEETING”). Except with the prior approval of Bancorp, no other matters shall be submitted for the approval of Chart stockholders at Chart Meeting. Subject to Section 7.9, the Chart Board shall at all times prior to and during such meeting recommend such approval (the “CHART BOARD RECOMMENDATION”) and shall take all reasonable lawful action to solicit such approval by its stockholders. Bancorp, as the sole stockholder of Bancorp Bank, has approved this Agreement and any other matters required to be approved by Bancorp Bank’s stockholders for consummation of the Transactions.

     7.5. REGULATORY FILINGS.

          (a) Each of Bancorp and Chart and their respective Subsidiaries shall cooperate and use their respective commercially-reasonable efforts to promptly prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the Transactions and any other transactions contemplated by this Agreement or any other Transaction Document and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Authorities; and any initial filings with Governmental Authorities (other than the Conversion Prospectus and the Proxy Statement) shall be made by Bancorp as soon as reasonably practicable after the execution hereof. Each of Bancorp and Chart shall have a reasonable time to review such filings in advance, and to the extent practicable each shall consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all written information submitted to any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of such parties agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it shall consult with the other parties hereto with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement or any other Transaction Document, and each party shall keep the other parties apprised of the status of material matters relating to completion of the transactions contemplated hereby.

          (b) Each party agrees, upon request, to furnish the other parties with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other parties or any of their respective Subsidiaries to any third party or Governmental Authority.

     7.6. PRESS RELEASES. Chart and Bancorp shall consult with each other before issuing any press release with respect to the Transactions or this Agreement and shall not issue any such press release or make any such public statements without the prior consent of the other party’s Authorized Representative, which shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party’s Authorized Representative (but after such consultation, to the extent practicable in the circumstances), issue such press release or make such public statements as may upon the advice of outside counsel be required by law or the (to the extent the same become applicable) rules or regulations of Nasdaq or other regulatory authority. Chart and Bancorp shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the Transactions as reasonably requested by the other party.

     7.7. ACCESS; INFORMATION.

          (a) Chart agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford Bancorp and Bancorp’s officers, employees, counsel, accountants and other authorized representatives such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, Tax Returns and work papers of independent auditors), properties and personnel and to such other information as Bancorp may reasonably request and, during such period, it shall furnish promptly to Bancorp all information concerning its business, properties and personnel as Bancorp may reasonably request. Representatives of Chart’s senior management will meet periodically with representatives of Bancorp to coordinate post-closing integration planning, including working toward conforming Chart’s and Bancorp’s asset/liability management, lending practice, credit review and administrative and related policies and practices.

          (b) Bancorp agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford Chart and its authorized representatives such access to Bancorp’s personnel as Chart may reasonably request and to such information relating to Bancorp as Chart may reasonably request.

          (c) Each party agrees that it will not, and will cause its representatives not to, use any information obtained pursuant to this Section 7.7 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Subject to the requirements of law, each party shall keep confidential, and shall cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 7.7 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) unless such information (i) was already known to such party, (ii) becomes available to such party from other sources not known by such party to be bound by a confidentiality obligation, (iii) is disclosed with the prior written approval of the party to which such information pertains or (iv) is or becomes readily ascertainable from publicly available sources. In the event that this Agreement is terminated or the transactions contemplated by this Agreement shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing information and data as to another party hereto to be returned to the party which furnished the same. No investigation by any party of the business and affairs of any other party shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to any party’s obligation to consummate the transactions contemplated by this Agreement.

     7.8. AFFILIATES. Chart shall use its commercially-reasonable efforts to identify those Persons who may be deemed to be “affiliates” of Chart within the meaning of Rule 145 promulgated by the SEC under the Securities Act (the “CHART AFFILIATES”) and to cause each Person so identified to deliver to Bancorp as soon as practicable, and in any event prior to the date of Chart Meeting, a written agreement (“AFFILIATE AGREEMENT”) to comply with the requirements of Rule 145 under the Securities Act in connection with the sale or other transfer of Bancorp Common Stock received in the Merger, which agreement shall be in a form reasonably satisfactory to Chart and Bancorp.

     7.9. ACQUISITION PROPOSAL. Chart agrees that neither it nor any of its Subsidiaries nor any of Chart’s or any of Subsidiary’s, officers, directors, employees, agents or representatives (the “REPRESENTATIVES”) shall, directly or indirectly, initiate, solicit, encourage or otherwise facilitate (including without limitation by way of furnishing confidential information or data) any inquiries regarding or the making of any Acquisition Proposal (other than by Bancorp). Chart further agrees that neither it nor any of its Subsidiaries nor any of Chart’s or any of Subsidiary’s Representatives shall, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal or enter into any agreement, arrangement or understanding with respect to an Acquisition Proposal or requiring it (or conditioned upon requiring it) to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement; provided, however, that nothing contained in this Agreement shall prevent Chart or Chart Board between the date of this Agreement and prior to the date of Chart Meeting from (A) providing information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal if Chart Board receives from the Person so requesting such information an executed confidentiality agreement no less favorable to it than the Confidentiality Agreement entered into on June 3, 2004 by Bancorp and Chart (and Chart shall enforce and not waive any provision of any confidentiality agreement entered into with any such Person contemplated by this Section 7.9); (B) engaging in any negotiations or discussions with any Person who has made an unsolicited bona fide written Acquisition Proposal; or (C) recommending such an Acquisition Proposal to the stockholders of Chart, if and only to the extent that, (i) in each such case referred to in clause (A), (B) or (C) above, Chart Board determines in good faith (after consultation with outside legal counsel) and by a majority vote of the entire Chart Board that such action would be required in order for its directors to comply with their respective fiduciary duties under applicable law, (ii) in each such case referred to in clause (A) or (B) above, Chart Board also determines in good faith (after consultation with its financial advisor) that such Acquisition Proposal, if accepted, is reasonably likely to lead to a Superior Proposal, and (iii) in the case referred to in clause (C) above, (w) Chart Board also determines in good faith (after consultation with its financial advisor) and by a majority of the entire Chart Board that such Acquisition Proposal is a Superior Proposal, (x) Chart Board has given Bancorp five (5) Business Days’ prior written notice of its intention to recommend such Acquisition Proposal to the stockholders of Chart, (y) Chart Board has considered any changes to the Per Share Merger Consideration and to this Agreement (if any) proposed by Bancorp, and (z) Chart Board has determined in good faith and by a majority vote of the entire Chart Board, after consultation with Chart’s outside legal counsel and after consultation with its financial advisor, that such unsolicited proposal remains a Superior Proposal even after the changes proposed by Bancorp. A “Superior Proposal” shall be a bona fide Acquisition Proposal for 100% of the outstanding securities of Chart that is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal and, if consummated, is reasonably likely to result in a transaction more favorable to Chart’s stockholders from a financial point of view than the Merger.

     Chart agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposals and shall request the return or destruction of all confidential information provided to any such parties prior to the date of this Agreement. Chart agrees that it will notify Bancorp immediately if any inquiries, proposals or offers are received by, any such information is requested from, or any discussions or negotiations are sought to be initiated or continued with, any of its Representatives relating to an Acquisition Proposal. Chart will promptly (within one Business Day) advise Bancorp following receipt of any Acquisition Proposal and the substance thereof (including the identity of the Person making such Acquisition Proposal), and will keep Bancorp apprised of any related developments, discussions and negotiations (including the terms and conditions (and any amendments or modifications thereto) of the Acquisition Proposal) on a current basis. Chart will use its commercially-reasonable efforts to enforce (and will not waive any provisions of) any confidentiality or similar agreement entered into by it or on its behalf by Ryan Beck & Co. LLC or otherwise relating to a potential Acquisition Proposal.

     7.10. CERTAIN POLICIES. Prior to the Effective Date, each of Chart and its Subsidiaries shall, consistent with GAAP and applicable banking laws and regulations, modify or change its loan, OREO, accrual, reserve, tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of Bancorp; provided, however, that no such modifications or changes need be made prior to the satisfaction of all of the conditions set forth in Article VIII; and further provided that in any event, no accrual or reserve made by Chart or any of its Subsidiaries pursuant to this Section 7.10 shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred. The recording of any such adjustments shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence of Chart or its management with any such adjustments.

     7.11. NASDAQ LISTING. Bancorp agrees to use its best efforts to list, prior to the Effective Date, on the Nasdaq the shares of Bancorp Common Stock to be issued in connection with the Conversion or the Merger.

     7.12. INDEMNIFICATION.

          (a) From and after the Effective Time, Bancorp (the “INDEMNIFYING PARTY”) shall indemnify and hold harmless each present and former director, officer and employee of Chart or a Chart Subsidiary, as applicable, determined as of the Effective Time (each an “INDEMNIFIED PARTY” and collectively the “INDEMNIFIED PARTIES”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, civil or criminal, brought or threatened to be brought in or before any court, tribunal, administrative or legislative body or agency, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, arising in whole or in part out of, or pertaining to the fact that he or she was a director, officer or employee of Chart or any Chart Subsidiary or is or was serving at the request of Chart or any of Chart Subsidiaries as a director, officer or employee, of another corporation, partnership, joint venture, trust or other enterprise, including without limitation matters related to the negotiation, execution and performance of this Agreement or any of the transactions contemplated hereby (a “PROCEEDING”), to the fullest extent which such Indemnified Parties would be entitled under the Chart Charter and the Chart Bylaws as in effect as of the date hereof (subject to 7.12(b)).

          (b) Any Indemnified Party wishing to claim indemnification under this Section 7.12, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Indemnifying Party, but the failure to so notify shall not relieve the Indemnifying Party of any liability it may have to such Indemnified Party if such failure does not actually prejudice the Indemnifying Party. In the event that any such claim, action, suit, proceeding or investigation is threatened or brought (whether before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to the Indemnifying Party; provided, however, that, (i) the Indemnifying Party shall have the right to assume the defense thereof (provided that the Indemnifying Party confirms in writing to the Indemnified Party its obligation to indemnify such party to the extent required by this Agreement and provided, further, that the Indemnifying Party is at least “adequately capitalized” as defined in the relevant prompt corrective action regulations) and upon such assumption the Indemnifying Party shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the

Indemnifying Party elects not to assume such defense or counsel for the Indemnified Parties advises the Indemnified Parties that there are issues which raise conflicts of interest between the Indemnifying Party and the Indemnified Parties, the Indemnified Parties may retain counsel which is reasonably satisfactory to the Indemnifying Party, and the Indemnifying Party shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties (which may not exceed one firm for all Indemnified Parties, unless the proposed counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are issues which raise conflicts of interest among such parties, in which case the Indemnifying Party shall pay the reasonable fees and expenses of one additional counsel to the extent necessary to avoid such conflict), (ii) the Indemnified Parties will cooperate in the defense of any such matter, (iii) the Indemnifying Party shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld) and (iv) the Indemnifying Party shall have no obligation hereunder in the event that a federal or state banking agency or a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of an Indemnified Party by the Indemnifying Party in the manner contemplated hereby is prohibited by applicable laws and regulations. The Indemnified Party shall be entitled to be reimbursed by the Indemnifying Party for fees and expenses reasonably incurred in connection with any Proceeding as such fees and expenses are incurred (and in advance of the final determination of the underlying claim) (“ADVANCED EXPENSES”) if (x) the Indemnified Party provides an undertaking to repay such Advanced Expenses to the Indemnifying Party if such person shall be adjudicated or determined to be not entitled to indemnification pursuant to the indemnification provisions in Bancorp’s Charter and/or By-laws, and (y) provides security for such undertaking reasonably acceptable to the Indemnifying Party, if the Board of Directors of the Indemnifying Party requests such security in its sole discretion.

          (c) Prior the Effective Time, Chart shall purchase an extended reporting period endorsement under its existing directors’ and officers’ liability insurance coverage for Chart’s directors and officers which shall provide such directors and officers with coverage for six years following the Effective Time of not less than the existing coverage under, and have other terms that are substantially the same as and not materially less favorable on the whole to the insured Persons than the directors’ and officers’ liability insurance coverage presently maintained by Chart. Chart agrees to reasonably cooperate in good faith with Bancorp in order to obtain the lowest premium for such coverage (it being understood, however, that any such carrier will have no less than a Best’s Rating of “A”), provided, however, that Chart, in its sole discretion, shall be entitled to fully pre-pay the premium for the entire coverage period and, provided, further, that in no event shall the aggregate premium for such insurance exceed $150,000. Bancorp shall maintain such policies in full force and effect, and will continue to honor the obligations thereunder.

          (d) If Bancorp or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of Bancorp shall assume the obligations set forth in this Section 7.12.

     7.13. EMPLOYMENT AND BENEFIT MATTERS.

          (a) As soon as administratively practicable after the Effective Time, Bancorp shall take all reasonable action so that employees of Chart and its Subsidiaries (i) shall receive employee benefits which are no less favorable than those generally afforded to other employees of Bancorp or its Subsidiaries holding similar positions and (ii) shall be entitled to participate in each employee benefit plan, program or arrangement of Bancorp of general applicability (the “GENERALLY APPLICABLE PLANS”) to the same extent as similarly-situated employees of Bancorp and its Subsidiaries (it being understood that inclusion of the employees of Chart and its Subsidiaries in the Generally Applicable Plans may occur at different times with respect to different plans). Bancorp shall cause each Generally Applicable Plan in which employees of Chart and its Subsidiaries are eligible to participate to recognize, for purposes of determining eligibility to participate in, the vesting of benefits and for all other purposes (but not for determining the amount of benefits or for determining accrual of benefits) under Generally Applicable Plans, the service of such employees with Chart and its Subsidiaries to the same extent as such service was credited for such purpose by Chart. Employees of Chart and its Subsidiaries will be given credit for past service with Chart for purposes of Bancorp’s vacation policy.

          (b) Notwithstanding anything to the contrary contained herein, Bancorp shall have sole discretion with respect to the determination as to whether or when to terminate, merge or continue any employee benefit plans and programs of Chart or any of its Subsidiaries. To the extent amounts are distributable under Chart Benefit Plans and constitute “eligible rollover distributions” (as defined in Section 402(f)(2)(A) of the Code) said amounts may be rolled over to any tax-qualified Bancorp Benefit Plan that accepts rollover distributions or to any eligible individual retirement account.

          (c) Except as otherwise expressly provided in this Agreement or in the Payments Agreements, Bancorp shall honor, and Surviving Bank shall continue to be obligated to perform, in accordance with their terms, all benefit obligations to, and contractual rights of, current and former employees of Chart existing as of the Effective Date, as well as all employment, severance, deferred compensation or “change-in-control” agreements, plans or policies of Chart, but only to the extent that such obligations (x) are Previously Disclosed in Sections 4.1(b)(v), 4.1(b)(vii) or 5.16(a) of Chart’s Disclosure Schedule and (y) would not involve any payment that would not be permitted under Section 4.2. Bancorp acknowledges that the consummation of the Merger will constitute a “change-in-control” of Chart for purposes of any employee benefit plans, agreements and arrangements of Chart.

          (d) If employees of Chart or any of its Subsidiaries become eligible to participate in a medical, dental or health plan of Bancorp, Bancorp shall cause each such plan to (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health or dental plans of Bancorp and (ii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the Effective Time to the extent such employee had satisfied any similar limitation or requirement under an analogous Plan prior to the Effective Time, and (iii) provide full credit under such plans for any deductibles, co-payments and out-of-pocket expenses incurred by the employees and their beneficiaries during the portion of the calendar year prior to such participation.

          (e) None of Bancorp or a Bancorp Subsidiary shall have any obligation to continue the employment of any employee of Chart or a Chart Subsidiary and nothing contained herein shall give any such Person the right to continued employment with Bancorp or a Bancorp Subsidiary after the Effective Time. Bancorp or a Bancorp Subsidiary shall provide the severance benefits set forth in Section 7.13(e) of Chart’s Disclosure Schedule to any employee of Chart or a Chart Subsidiary who is not otherwise covered by a specific termination, severance or change in control agreement and who is terminated by Bancorp or a Bancorp Subsidiary for reasons other than “cause”, or who resigns for “good reason,” in both cases as defined in Section 7.13(e) of Chart’s Disclosure Schedule.

          (f) Certain employees of Chart or a Chart Subsidiary jointly designated in writing by Chart and Bancorp shall be entitled to receive a “retention” bonus from Chart, a Chart Subsidiary, Bancorp or a Bancorp Subsidiary, as the case may be, in the event such employee remains an employee of Chart, a Chart Subsidiary, Bancorp or a Bancorp Subsidiary, as applicable, until the Effective Date (or in certain cases, through a post-closing transition period, including systems conversion, if applicable), provided that such employee satisfactorily fulfills the duties and responsibilities of the position of such employee through the Effective Date or thereafter, if applicable. The aggregate amount of such retention bonuses shall not exceed the aggregate amount set forth on Section 7.13(f) of Chart’s Disclosure Schedule, and the employees entitled to receive retention bonuses and the amount of each such bonus shall be mutually agreed upon in writing by the Chief Executive Officer of Chart and the Chief Executive Officer or Chief Financial Officer of Bancorp. Retention bonuses shall not be payable to any employee of Chart or a Chart Subsidiary who is a party to an employment or other agreement that provides severance benefits in the event of a change in control of Chart.

     7.14. PAYMENTS AND RELATED AGREEMENTS. Concurrently with the execution of this Agreement by Chart, Bancorp and Bancorp Bank, (i) Bancorp, Chart and Bancorp Bank have entered into a Payments Agreement with each of Richard Bolton Jr. and Richard Bolton Sr. in a form that has been Previously Disclosed (the “PAYMENTS AGREEMENTS”), and (ii) a Consulting and Non-Competition Agreement with each of Mr. Bolton Jr. and Mr. Bolton Sr. in a form that has been Previously Disclosed (the “CONSULTING AGREEMENTS”).

     7.15. NOTIFICATION OF CERTAIN MATTERS. Each of Chart and Bancorp shall give prompt notice to the other of any fact, event or circumstance known to it that (i) if it had been known as of the date of this Agreement, would have been required to have been included in Chart’s Disclosure Schedule, (ii) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it, or (iii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

     7.16. UPDATE OF DISCLOSURE SCHEDULES. From time to time prior to the Effective Time, Chart will promptly supplement or amend Chart’s Disclosure Schedule in writing to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in Chart’s Disclosure Schedule or which is necessary to correct any information in Chart’s Disclosure Schedule which has been rendered inaccurate thereby. In addition, at or prior to the Effective Time, Chart shall provide Bancorp with a written copy of the complete Chart’s Disclosure Schedule, marked to show any and all such supplements and amendments, and/or, if no such supplements or amendments were made to a particular Section of Chart’s Disclosure Schedule, Chart shall provide Bancorp with a certificate signed on behalf of Chart by a duly authorized officer of Chart to such effect. No supplement or amendment to Chart’s Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Section 8.3(a) hereof or compliance by Chart with the covenants set forth in Article V hereof.

     7.17. CURRENT INFORMATION.

          (a) As soon as practicable, each party will furnish to the other copies of all such financial statements and reports as it or any of its subsidiaries shall send to its stockholders or any Governmental Authority, to the extent any such reports furnished to any such Governmental Authority are not confidential and except as legally prohibited thereby, and will furnish such additional financial data as the other party may reasonably request.

          (b) Promptly upon receipt thereof, each party will furnish to the other copies of all internal control reports submitted to it and its Subsidiaries by independent auditors in connection with each annual, interim or special audit of the books of it and its Subsidiaries made by such auditors.

          (c) Each party will promptly notify the other of any material change in its normal course of business or in the operation of properties of it or any of its Subsidiaries and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving such party or any of its Subsidiaries, and will keep the other party reasonably informed of such events.

     7.18. LOAN LOSS RESERVES. During the period from the date of this Agreement to the Effective Time, Chart shall provide Bancorp with any information Bancorp shall reasonably request regarding Chart’s Loan Loss Reserves.

     7.19. CONTROL OF OTHER PARTY’S BUSINESS. Nothing contained in this Agreement shall give Bancorp, directly or indirectly, the right to control or direct the operations of Chart prior to the Effective Time. Prior to the Effective Time, Chart shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the operations of Chart and its Subsidiaries.

     7.20. BANCORP PRODUCTS AND SERVICES. From and after the date of this Agreement, Bancorp and Chart shall consult on a reasonable basis with each other on the introduction of products and services not currently offered by Chart which Bancorp Bank would expect to make available to customers following the Effective Time; provided, however, that nothing herein shall obligate Chart to offer any such products or services prior to the Effective Time.

     7.21. ALCO MANAGEMENT. Chart agrees to manage its assets and liabilities in accordance with Chart’s asset and liability management policy as in effect on the date hereof, unless otherwise agreed by the parties. Chart shall not materially amend or modify such policy without the express written consent of Bancorp’s Authorized Representative. Chart and Bancorp agree to consult on investment programs to be administered by Chart.

     7.22. TAX MATTERS. Without the prior written consent of the other party’s Authorized Representative, neither Bancorp nor Chart will make or change any election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to it, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to it, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of increasing the its Tax liability for any period ending after the Closing Date or decreasing any Tax attribute of it existing on the Closing Date.

     7.23. SECTION 16. Prior to the Effective Time, Bancorp shall, as applicable, take all such steps as may be required to cause any acquisitions of Bancorp Common Stock resulting from the transactions contemplated by this Agreement by each individual who may be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Bancorp to be exempt under Rule 16b-3 promulgated under the Exchange Act. Chart agrees to promptly furnish Bancorp with all requisite information necessary for Bancorp to take the actions contemplated by this Section 7.23.

ARTICLE VIII.
CONDITIONS TO CONSUMMATION OF THE MERGER

     8.1. CONDITIONS TO EACH PARTY’S OBLIGATIONS TO EFFECT THE MERGER. The respective obligation of each of the parties hereto to consummate the Merger is subject to the fulfillment, where permitted by law, or written waiver by the parties hereto prior to the Closing Date of each of the following conditions:

          (a) SHAREHOLDER APPROVAL. This Agreement shall have been duly approved by holders of not less than two-thirds of the outstanding shares of Chart Common Stock.

          (b) CORPORATOR APPROVAL. This Agreement and the Conversion shall each have been duly approved by the requisite percentage of the Bancorp Corporators.

          (c) REGULATORY APPROVALS. All regulatory approvals required to consummate the Transactions shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approval shall contain any conditions, restrictions or requirements which Bancorp Board reasonably determines in good faith would, individually or in the aggregate, materially reduce the benefits of the Transactions to such a degree that Bancorp would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof.

          (d) NO INJUNCTION. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the Transactions.

          (e) REGISTRATION STATEMENTS. The Registration Statements shall each have been declared effective under the Securities Act and no stop order suspending the effectiveness of the

Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn and Bancorp shall have received all required approvals by Governmental Authorities, including the Massachusetts Bank Commissioner and state securities or “blue sky” authorities.

          (f) NASDAQ LISTING. The shares of Bancorp Common Stock to be issued in the Merger and the Conversion shall have been authorized for listing on the Nasdaq, subject to official notice of issuance.

          (g) CONVERSION. Bancorp shall have consummated the Conversion, and such Conversion shall have resulted in net proceeds sufficient to enable Bancorp Bank to remain “well-capitalized” under applicable federal banking law and otherwise to meet regulatory capital requirements, in each case after giving effect to the Merger.

          (h) TAX OPINIONS WITH RESPECT TO MERGER. Bancorp and Bancorp Bank shall have received a letter setting forth the written opinion of Foley Hoag LLP, in form and substance reasonably satisfactory to Bancorp and Bancorp Bank, dated as of the Effective Date, and Chart shall have received a letter setting forth the written opinion of Goodwin Procter LLP, in form and substance reasonably satisfactory to Chart, dated as of the Effective Date, in each case substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such letter, the Merger will constitute a tax-free reorganization described in section 368(a) of the Internal Revenue Code.

          (i) TAX OPINION WITH RESPECT TO CONVERSIONS. Bancorp shall have received a letter setting forth the written opinion of Foley Hoag LLP, in form and substance required by applicable regulatory authorities and reasonably satisfactory to it and to Chart, dated as of the Effective Date, to the effect that, on the basis of facts, representations and assumptions set forth in such letter, the Conversion will constitute a reorganization within the meaning of Section 368(a) of the Code.

     8.2. CONDITIONS TO OBLIGATIONS OF CHART. The obligation of Chart to consummate the Merger is also subject to the fulfillment or written waiver by Chart prior to the Closing Date of each of the following conditions:

          (a) REPRESENTATIONS AND WARRANTIES. Each of the representations and warranties of Bancorp in this Agreement which is qualified as to materiality shall be true and correct and each such representation or warranty that is not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement, as applicable, and (except to the extent such representations and warranties speak as of an earlier date, with respect to which such representations and warranties shall be true and correct in all material respects as of such earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this Section 8.2(a), such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, and without giving effect to any qualification as to materiality set forth in such representations or warranties, would have a Material Adverse Effect on Bancorp, and Chart shall have received a certificate, dated the Effective Date, signed by the Chief Executive Officer and the Chief Financial Officer of Bancorp to such effect.

          (b) PERFORMANCE OF OBLIGATIONS OF BANCORP. Bancorp shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Chart shall have received a certificate, dated the Effective Date, to such effect signed by the Chief Executive Officer and Chief Financial Officer of Bancorp.

          (c) ABSENCE OF BANCORP CHANGES. From the date of this Agreement through the Closing Date, there shall not have occurred any change that individually or in the aggregate has or could reasonably be expected to have a Material Adverse Effect on Bancorp, provided however, that solely for the purposes of determining whether this condition has been fulfilled, Material Adverse Effect shall not be deemed to include the impact of (1) changes in banking and similar laws, rules or regulations of general applicability or interpretations thereof by Governmental Authorities, (2) changes in GAAP or regulatory accounting requirements applicable to financial institutions and their holding companies generally, (3) changes in economic conditions affecting financial institutions generally, including but not limited to, changes in general levels of interest rates generally, (4) direct effects of compliance with this Agreement on the operating performance of Bancorp, including expenses incurred by Bancorp in consummating the transactions contemplated by this Agreement and (5) the effects of any action or omission otherwise contemplated by this Agreement or any other Transaction Document.

          (d) OTHER ACTIONS. Bancorp shall have furnished Chart with such certificates of its respective officers or others and such other documents to evidence fulfillment of the conditions set forth in Sections 8.1 and 8.2 as Chart may reasonably request.

     8.3. CONDITIONS TO OBLIGATIONS OF BANCORP. The obligations of Bancorp to consummate the Merger are also subject to the fulfillment or written waiver by Bancorp prior to the Closing Date of each of the following conditions:

          (a) REPRESENTATIONS AND WARRANTIES. Each of the representations and warranties of Chart in this Agreement which is qualified as to materiality shall be true and correct and each such representation or warranty that is not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement, and (except to the extent such representations and warranties speak as of an earlier date, with respect to which such representations and warranties shall be true and correct in all material respects as of such earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this Section 8.3(a), such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, and without giving effect to any qualification as to materiality set forth in such representations or warranties, would have a Material Adverse Effect on Chart, and Bancorp shall have received a certificate, dated the Effective Date, signed by the Chief Executive Officer and the Chief Financial Officer of Chart to such effect.

          (b) PERFORMANCE OF OBLIGATIONS OF CHART. Chart shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Bancorp shall have received a certificate, dated the Effective Date, to such effect signed by the Chief Executive Officer and Chief Financial Officer of Chart.

          (c) DISSENTING SHARES. Dissenting Shares shall not represent 10% or more of the outstanding Chart Common Stock.

          (d) PAYMENTS AGREEMENTS. The Payments Agreements referred to in Section 7.14 shall have been duly executed and delivered by the respective parties thereto and shall be in full force and effect, and each party thereto other than Bancorp shall have performed in all material respects all obligations required to be performed by it thereunder at or prior to the Effective Time.

          (e) CONSENTS UNDER AGREEMENTS. The consent, approval or waiver of each Person (other than regulatory approvals contemplated in Section 8.1(c)) whose consent or approval shall be required in order to permit (i) the lawful consummation of the Merger and (ii) the succession by Surviving Bank pursuant to the Merger to any obligation, right or interest of Chart or any of Chart’s Subsidiaries under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument shall have been obtained, except for such consents the failure of which to be obtained would not, individually or in the aggregate, have a Material Adverse Effect on Bancorp after giving effect to the consummation of the Transactions, and none of such permits, consents, waivers, clearances, approvals and authorizations shall contain any term or condition which would, individually or in the aggregate, have a Material Adverse Effect on Chart or Bancorp.

          (f) NO PARACHUTE PAYMENTS. Neither Chart or any of Chart’s Subsidiaries shall have taken any action or made any payments that would result, either individually or in the aggregate, in any violation of the requirements set forth in Section 4.2.

          (g) ABSENCE OF CHART CHANGES. From the date of this Agreement through the Closing Date, there shall not have occurred any change that individually or in the aggregate has or could reasonably be expected to have a Material Adverse Effect on Chart, provided however, that solely for the purposes of determining whether this condition has been fulfilled, Material Adverse Effect shall not be deemed to include the impact of (1) changes in banking and similar laws, rules or regulations of general applicability or interpretations thereof by Governmental Authorities, (2) changes in GAAP or regulatory accounting requirements applicable to financial institutions and their holding companies generally, (3) changes in economic conditions affecting financial institutions generally, including but not limited to, changes in general levels of interest rates generally, (4) direct effects of compliance with this Agreement on the operating performance of Chart, including expenses incurred by Chart in consummating the transactions contemplated by this Agreement and (5) the effects of any action or omission taken with the prior consent of Bancorp or as otherwise contemplated by this Agreement or any other Transaction Document.

          (h) OTHER ACTIONS. Chart shall have furnished Bancorp with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Sections 8.1 and 8.3 as Bancorp may reasonably request.

ARTICLE IX. TERMINATION

     9.1. TERMINATION. This Agreement may be terminated and the Merger and the other transactions contemplated by this Agreement may be abandoned at any time prior to the

Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the transactions contemplated in this Agreement by the stockholders of Chart:

          (a) MUTUAL CONSENT. By mutual consent of Bancorp and Chart, if the Board of each so determines by vote of a majority of the members of its entire Board.

          (b) DELAY. By either Bancorp or Chart (if its Board so determines by vote of a majority of the members of its entire Board) if (i) the Effective Time shall not have occurred on or before July 15, 2005 or such later date as the parties may have agreed upon in writing (the “EXPIRATION DATE”), except to the extent that the failure of the Merger then to be consummated arises out of or results from the knowing action or inaction of (i) the party seeking to terminate pursuant to this Section 9.1(b)) or (ii) any of the Shareholders (if Chart is the party seeking to terminate), which action or inaction is in violation of its obligations under this Agreement or, in the case of the Shareholders, his, her or its obligations under the relevant Voting Agreement.

          (c) NO APPROVAL. By Chart or Bancorp, if its Board so determines by a vote of a majority of the members of its entire Board, in the event that the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement (other than the Conversion) shall have been denied by final nonappealable action of such Governmental Authority or an application therefor shall have been permanently withdrawn at the request of a Governmental Authority.

          (d) NO CONVERSION. By Chart or Bancorp, if its Board so determines by a vote of a majority of the members of its entire Board, in the event that (i) the requisite approval of the Conversion by Bancorp’s Board of Trustees or its Corporators is not received; (ii) the approval of any Governmental Authority required for consummation of the Conversion shall have been denied by final nonappealable action of such Governmental Authority or an application therefor shall have been permanently withdrawn at the request of a Governmental Authority; or (iii) if any court of competent jurisdiction or other governmental authority shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Conversion and such order, decree, ruling or other action shall have become final and nonappealable.

          (e) BREACH. At any time prior to the Effective Time, by Bancorp or Chart (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if its Board so determines by vote of a majority of the members of its entire Board, in the event of: (i) a material breach by Bancorp or Chart, as the case may be, of any representation or warranty contained herein, which breach would constitute, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 8.2(a) or 8.3(a), as the case may be, and which cannot be or has not been cured within 30 days after the giving of written notice to the breaching party or parties of such breach; or (ii) a material breach by Bancorp or Chart, as the case may be, of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party or parties of such breach.

          (f) NO SHAREHOLDER/CORPORATOR APPROVAL. By either Bancorp or Chart (provided, that the terminating party shall not be in material breach of any of its respective obligations under

Section 7.2 and 7.4) if (i) any approval of the stockholders of Chart required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of Chart’s stockholders or at any adjournment or postponement thereof, or, if such meeting of stockholders shall not have been held or shall have been canceled prior to the Expiration Date or (ii) any approval of the Corporators of Bancorp required for the consummation of the Transactions shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of Bancorp’s Corporators or at any adjournment or postponement thereof, or, if such meeting of Corporators shall not have been held or shall have been canceled prior to the Expiration Date.

          (g) FAILURE TO RECOMMEND. By Bancorp if, at any time prior to the Chart Meeting, (i) Chart shall have materially breached Section 7.9 or (ii) the Chart Board shall have failed to make its recommendation referred to in Section 7.4, withdrawn such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interests of Bancorp, or (iii) Chart shall have materially breached its obligations to call, give notice of, convene and hold the Chart Meeting in accordance with Section 7.4.

          (h) CERTAIN TENDER OFFERS. By Bancorp, if a Tender Offer is commenced, other than by Bancorp or a Subsidiary thereof, and the Chart Board recommends that the stockholders of Chart tender their shares in such Tender Offer or otherwise fails to recommend that such stockholders reject such Tender Offer.

     9.2. EFFECT OF TERMINATION; EXPENSES.

          (a) In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void (except as set forth in Section 10.1), subject to Sections 9.3 and 9.4, and there shall be no liability on the part of any party hereto, except (i) each party shall remain liable in any action at law or otherwise for any liabilities or damages arising out of its gross negligence or willful breach of any provision of this Agreement, and (ii) as otherwise provided in this Section 9.2 or in Section 9.3 or Section 9.4.

          (b) If:

          (i) this Agreement is terminated as a result of any breach of a representation, warranty, covenant or other agreement which is caused by the gross negligence or willful or intentional breach of a party hereto, such party shall be liable to the other party for all out-of-pocket costs and expenses, including, without limitation, the reasonable fees and expenses of lawyers, accountants and investment bankers, incurred by such other party in connection with the entering into of this Agreement and the carrying out of any and all acts contemplated hereunder (“EXPENSES”); or

          (ii) this Agreement is terminated pursuant to Section 9.1(d) (other than under circumstances in which a breach of a representation or warranty of Chart or a breach by Chart of one or more covenants in this Agreement has materially adversely affected Bancorp’s ability to obtain the necessary votes or to complete the Conversion in a timely manner), then Bancorp shall be liable to Chart for Chart’s Expenses; or

          (iii) Bancorp has not consummated the Conversion by July 15, 2005 (and was obligated under this Agreement as of immediately prior to such date to use its reasonable best efforts to consummate the Conversion) under circumstances where Section 9.3(a)(i) does not apply, Bancorp shall be liable to Chart for Chart’s Expenses; provided that Bancorp shall not be obligated to make any payment under this Section 9.2(b)(iii) under circumstances in which a breach of a representation or warranty of Chart or a breach by Chart of one or more covenants in this Agreement has materially adversely affected Bancorp’s ability to complete the Conversion in a timely manner;

provided, however, that the maximum amount any party shall be liable to pay to the other party for Expenses pursuant to this Section 9.2(b) shall be limited to $500,000. The payment of Expenses is not an exclusive remedy, but is in addition to any other rights or remedies available to the parties hereto (whether at law or in equity) arising out of the gross negligence of a party or willful breach of any provision of this Agreement or under this Agreement.

     9.3. BANCORP SPECIAL PAYMENT.

          (a) PAYMENT EVENTS. As a condition of Chart’s willingness to, and in order to induce Chart to, enter into this Agreement, and to reimburse Chart for incurring the damages, costs and expenses related to entering into this Agreement and consummating the transactions contemplated by this Agreement, Bancorp hereby agrees to pay to Chart, as liquidated damages and in lieu of any other rights or remedies under this Agreement, a payment in the amount of $2,300,000 (as such amount may be adjusted pursuant to Section 9.3(d), the “BANCORP SPECIAL PAYMENT”) if and only if:

          (i) Bancorp has failed to consummate the Conversion by July 15, 2005, as a result of a material failure to perform or comply with any of its covenants or agreements herein; or

          (ii) Chart has terminated this Agreement in accordance with Section 9.1(e) because Bancorp has intentionally or willfully breached any of its representations or warranties herein or intentionally and willfully failed to perform or comply with any of its covenants or agreements herein, in each case to such extent as to permit such termination.

          (b) DURATION OF CHART’S RIGHTS WITH RESPECT TO BANCORP SPECIAL PAYMENT. Notwithstanding any other provision of this Agreement, the provisions of this Section 9.3 shall remain in effect and shall be enforceable by Chart or any successor in interest notwithstanding the expiration or any termination of this Agreement.

          (c) EXCLUSIVITY OF REMEDY. Notwithstanding anything to the contrary set forth in this Agreement, if Bancorp pays or causes to be paid (as required by this agreement) to Chart the Bancorp Special Payment, neither Bancorp nor any Bancorp Subsidiary will have any further obligations or liabilities to Chart with respect to this Agreement or the transactions contemplated by this Agreement.

          (d) ADJUSTMENT TO AMOUNT OF BANCORP SPECIAL PAYMENT. The amount of the Bancorp Special Payment shall be reduced by the amount of any Expenses paid by Bancorp to Chart pursuant to Section 9.2(b).

          (e) PAYMENT REQUIRED. Any payment required under this Section 9.3 will be payable by Bancorp to Chart (by wire transfer of immediately available funds to an account designated by Chart) within five Business Days after demand by Chart.

     9.4. CHART SPECIAL PAYMENT. As a condition of Bancorp’s willingness, and in order to induce Bancorp, to enter into this Agreement and to reimburse Bancorp for incurring the damages, costs and expenses related to entering into this Agreement and consummating the transactions contemplated by this Agreement, Chart will pay to Bancorp the sum of $2,300,000 (as such amount may be adjusted pursuant to Section 9.4(f), the “CHART SPECIAL PAYMENT”), if and only if a Payment Event (as hereinafter defined) shall have occurred before the Special Payment Termination Date (as hereinafter defined) determined in accordance with Section 9.4(c).

          (a) “PAYMENT EVENT” shall mean any of the following events:

          (i) without Bancorp’s prior written consent, Chart or shareholders of Chart shall have entered into an agreement to effect, or shall have consummated, a Change in Control Transaction;

          (ii) This Agreement shall have been terminated by Bancorp pursuant to Section 9.1(g) or 9.1(h);

          (iii) Bancorp shall have terminated this Agreement in accordance with Section 9.1(e) because Chart has intentionally or willfully breached any of its representations or warranties herein or intentionally and willfully failed to perform or comply with any of its covenants or agreements herein, in each case to such extent as to permit such termination; or

          (iv) This Agreement shall have been terminated by either party pursuant to Section 9.1(f)(i).

          (b) A “TIME EXTENSION EVENT” shall mean any of the following events:

          (i) any person (other than Bancorp or any Bancorp Subsidiary) shall have commenced a Tender Offer; or

          (ii) Any person (other than Bancorp or any Bancorp Subsidiary) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of or has the contractual right to acquire beneficial ownership of, or any “group” (as such term is defined in Section 13(d)(3) of the Exchange Act) shall have been formed which beneficially owns or has the contractual right to acquire beneficial ownership of, 15% or more of the then outstanding shares of Chart Common Stock; or

          (iii) following an Acquisition Proposal, the holders of Chart Common Stock shall not have approved this Agreement at the meeting of such stockholders held for the purpose of voting on this Agreement; or

          (iv) following the occurrence of an Acquisition Proposal:

          (1) the meeting of Chart stockholders held for the purpose of voting on this Agreement shall not have been held in violation of Chart’s obligations set forth in Section 7.4 hereof, or shall have been canceled prior to termination of this Agreement,

          (2) Chart’s Board shall have withdrawn or modified in a manner adverse to Bancorp the recommendation of Chart’s Board with respect to this Agreement and the Merger, or

          (3) Chart shall have willfully or intentionally breached any representation, warranty, covenant or obligation contained in this Agreement and such breach would entitle Bancorp to terminate this Agreement under Section 9.1(e) hereof (without regard to the cure period provided for therein unless such cure is promptly effected without jeopardizing consummation of the Merger pursuant to the terms of this Agreement).

          (c) SPECIAL PAYMENT TERMINATION DATE. The “SPECIAL PAYMENT TERMINATION DATE” shall be the earliest to occur of:

          (i) The Effective Time of the Merger,

          (ii) The date that is 12 months after termination or expiration of this Agreement following the occurrence of a Time Extension Event;

          (iii) The date on which the Agreement is terminated in accordance with its terms, BUT ONLY IF such termination takes place PRIOR to the occurrence of a Payment Event or a Time Extension Event.

          (d) DURATION OF BANCORP’S RIGHTS WITH RESPECT TO CHART SPECIAL PAYMENT. Notwithstanding any other provision of this Agreement, the provisions of this Section 9.4 shall remain in effect and shall be enforceable by Bancorp or any successor in interest notwithstanding the expiration or any termination of this Agreement.

          (e) EXCLUSIVITY OF REMEDY. Notwithstanding anything to the contrary set forth in this Agreement, if Chart pays or causes to be paid (as required by this agreement) to Bancorp or to Bancorp Bank the Chart Special Payment, neither Chart nor any Chart Subsidiary will have any further obligations or liabilities to Bancorp or Bancorp Bank with respect to this Agreement or the transactions contemplated by this Agreement.

          (f) ADJUSTMENT TO AMOUNT OF CHART SPECIAL PAYMENT. The amount of Chart Special Payment shall be reduced by the amount of any Expenses paid by Chart to Bancorp pursuant to Section 9.2(b).

          (g) EFFECT ON STANDSTILL ARRANGEMENTS. In the event Chart pays to Bancorp the Chart

Special Payment, any standstill provisions contained in the Confidentiality Agreements referred to in Section 7.9 shall terminate.

          (h) PAYMENT REQUIRED. Any payment required under this Section 9.4 will be payable by Chart to Bancorp (by wire transfer of immediately available funds to an account designated by Bancorp) within five Business Days after demand by Bancorp.

ARTICLE X. MISCELLANEOUS

     10.1. SURVIVAL. No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time (other than agreements or covenants contained herein that by their express terms are to be performed after the Effective Time, and the Voting Agreements, the Release Agreements, the Consulting Agreements and the Payments Agreements, which shall terminate in accordance with the terms thereof) or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than Sections 7.7(c) and 9.4, and, excepting Section 10.12 hereof, this Article X, which shall survive any such termination).

     10.2. WAIVER; AMENDMENT. Prior to the Effective Time, any provision of this Agreement may be (i) waived by the party benefited by the provision or (ii) amended or modified at any time, by an agreement in writing among the parties hereto executed in the same manner as this Agreement, except that after Chart Meeting no amendment shall be made which changes in kind or reduces in amount the Merger Consideration without the further approval of Chart’s stockholders.

     10.3. COUNTERPARTS AND FACSIMILE SIGNATURES. This Agreement and the exhibits hereto may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Facsimile execution and delivery of this Agreement and the exhibits hereto by any of the parties shall be legal, valid and binding execution and delivery of such document for all purposes.

     10.4. GOVERNING LAW. This Agreement shall be governed by, and interpreted in accordance with, the laws of The Commonwealth of Massachusetts applicable to contracts made and to be performed entirely within such state.

     10.5. EXPENSES. Except as otherwise provided in Section 9.2, each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of its own financial consultants, accountants and counsel and, in the case of Bancorp, the registration fee to be paid to the SEC in connection with the Registration Statement, except that expenses of printing the Proxy Statement shall be shared equally between Chart and Bancorp.

     10.6. NOTICES. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

     If to Chart to:

ChartBank 295 Weston Street Waltham, Massachusetts 02453 Attention: President & Chief Executive Officer Fax:

     With a copy to:

Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 Attention: William P. Mayer Fax: (617) 532-1231

     If to Bancorp to:

Benjamin Franklin Bancorp, M.H.C. 58 Main Street P.O. Box 309 Franklin, Massachusetts 02038-0927 Attention: President & Chief Executive Officer Fax: (508) 520-8364

     With a copy to:

Foley Hoag LLP 155 Seaport Boulevard Boston, Massachusetts 02210 Attention: Peter W. Coogan Fax: (617) 832-7000

     10.7. ENTIRE UNDERSTANDING; NO THIRD PARTY BENEFICIARIES. This Agreement and the other Transaction Documents represent the entire understanding of the parties hereto and thereto with reference to the transactions contemplated hereby and thereby and this Agreement and the other Transaction Documents supersede any and all other oral or written agreements heretofore made. Except for the Indemnified Parties’ right to enforce Bancorp’s obligation under Section 7.12, which are expressly intended to be for the irrevocable benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives, nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

     10.8. SEVERABILITY. Except to the extent that application of this Section 10.8 would have a Material Adverse Effect on Chart or Bancorp, any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable. In all such cases, the parties shall use their commercially-reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practicable, implements the original purposes and intents of this Agreement.

     10.9. ENFORCEMENT OF THE AGREEMENT. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     10.10. INTERPRETATION. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to sections include subsections which are part of the related sections (e.g. a section numbered “Section 5.5(a)” would be part of “Section 5.5” and references to “Section 5.5” would also refer to material contained in the subsection described as “Section 5.5(a)”).

     10.11. ASSIGNMENT. No party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other party. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

     10.12. ALTERNATIVE STRUCTURE. Notwithstanding any provision of this Agreement to the contrary, Bancorp may at any time modify the structure of the acquisition of Chart set forth herein, subject to the prior written consent of Chart, which consent shall not be unreasonably withheld or delayed, provided that (i) the Merger Consideration to be paid to the holders of Chart Common Stock is not thereby changed in kind or reduced in amount as a result of such modification, (ii) Chart determines, based upon advice from its tax counsel, that such modification will not adversely affect the tax treatment of Chart’s stockholders as a result of receiving the Merger Consideration and (iii) such modification will not materially delay or jeopardize receipt of any required approvals of Governmental Authorities.

*REMAINDER OF PAGE HAS INTENTIONALLY BEEN LEFT BLANK*

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

BENJAMIN FRANKLIN BANCORP, M.H.C.

By:	/s/ Thomas R. Venables

	Name:	Thomas R. Venables
	Title:	President and Chief Executive Officer

By:	/s/ Ronald E. Baron

	Name:	Ronald E. Baron
	Title:	Senior Vice President and Treasurer

BENJAMIN FRANKLIN SAVINGS BANK

By:	/s/ Thomas R. Venables

	Name:	Thomas R. Venables
	Title:	President and Chief Executive Officer

By:	/s/ Ronald E. Baron

	Name:	Ronald E. Baron
	Title:	Senior Vice President and Treasurer

CHART BANK, A COOPERATIVE BANK

By:	/s/ Richard E. Bolton, Jr.

	Name:	Richard E. Bolton, Jr.
	Title:	President and Chief Executive Officer

By:	/s/ Dean L. Kenney

	Name:	Dean L. Kenney
	Title:	Treasurer and Chief Financial Officer

Appendix B

OPINION OF RYAN BECK & CO., INC.

September 1, 2004

The Board of Directors
Chart Bank, A Cooperative Bank
75 Moody Street
Waltham, MA 02453

Members of the Board:

You have requested our opinion as investment bankers that the consideration offered pursuant to the Agreement and Plan of Merger dated September 1, 2004 by and between Benjamin Franklin Bancorp, M.H.C. (“Ben Franklin”), the no-stock mutual holding company for Benjamin Franklin Savings Bank (“Savings Bank”), and Chart Bank, A Cooperative Bank (“Chart”) (the “Agreement”), is fair to the holders of Chart common stock from a financial point of view.

Pursuant to the Agreement, Ben Franklin shall convert from a mutual to a stock form of organization according to a yet to be adopted Plan of Conversion (the “Conversion”). Pursuant to the Conversion, Ben Franklin will convert to a stock form corporation (“Stock Holding Company”). Simultaneous with the successful completion of the Conversion and subject to the satisfaction of certain conditions outlined in the Agreement, Chart shall be merged with and into Savings Bank with the surviving entity being Savings Bank (the “Merger”). Each share of Chart’s issued and outstanding common stock will be converted into the right to receive, at the election of the holder thereof and subject to certain procedures and limitations set forth in the Agreement, (i) 3.075 shares of Stock Holding Company common stock (simultaneously with the Conversion and assuming the price of Stock Holding Company’s common stock at the effective time is $10.00) or (ii) an amount of cash equal to $30.75 (the “Consideration”).

Ryan Beck & Co., Inc. (“Ryan Beck”) as a customary part of its investment banking business is engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In conducting our investigation and analysis of the Merger, we have met with members of senior management of both Ben Franklin and Chart to discuss their operations, historical financial statements, strategic plans and future prospects. We have reviewed and analyzed material prepared in connection with the Merger, including but not limited to the following: (i) the Agreement and related documents; (ii) Ben Franklin’s Annual Reports for the years ended December 31, 2003, 2002 and 2001, and Savings Bank’s Quarterly Call Reports as filed with the Federal Deposit Insurance Corporation (“FDIC”) for the periods ended June 30, 2004, March 31, 2004, September 30, 2003 and June 30, 2003; (iii) Ben Franklin’s unaudited financial statements at or for the six months ended June 30, 2004; (iv) Chart’s Annual Reports for the years ended December 31, 2003, 2002 and 2001, Quarterly Call Reports as filed with the FDIC for the periods ended June 30, 2004, March 31, 2004, September 30, 2003 and June 30, 2003; (v) certain operating and financial information provided to Ryan Beck by the management of Ben Franklin relating to its business and prospects; (vi) the publicly available financial data of mutual thrift organizations which Ryan Beck deemed generally comparable to Ben Franklin; (vii) certain operating and financial information provided to Ryan Beck by the management of Chart relating to its business and prospects; (viii) the publicly available financial data of commercial banking organizations which Ryan Beck deemed generally comparable to Chart; (ix) the terms of recent acquisitions of commercial banking organizations which Ryan Beck deemed generally comparable in whole or in part to Chart; and (x) the terms of recent conversion transactions which Ryan Beck deemed generally comparable in whole or in part to the Conversion. We also conducted or reviewed such other studies, analyses, inquiries and examinations as we deemed appropriate.

While we have taken care in our investigation and analyses, we have relied upon and assumed the accuracy, completeness and fairness of the financial and other information provided to us by the respective institutions or which was publicly available and have not assumed any responsibility for independently verifying such information. We have also relied upon the management of Chart as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us and in certain instances we have made certain adjustments to such financial and operating forecasts, which in our judgment were appropriate under the circumstances. In addition, we have assumed with your consent that such forecasts and projections reflect the best currently available estimates and judgments of management. Ryan Beck is not an expert in evaluating loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses. Therefore, Ryan Beck has not assumed any responsibility for making an independent evaluation of the adequacy of the allowance for loan losses set forth in the balance sheets of Ben Franklin or Chart at June 30, 2004, and Ryan Beck assumed such allowances were adequate and complied fully with applicable law, regulatory policy, sound banking practice and policies of the Securities and Exchange Commission as of the date of such financial statements.We also assumed that the Merger in all respects is, and will be consummated in compliance with all laws and regulations applicable to Ben Franklin and Chart and that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger and related Conversion, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Ben Franklin, Chart, or the combined entity, as the case may be, or on the contemplated benefits of the Merger, including the expected synergies. We have not made or obtained any independent evaluations or appraisals of the assets and liabilities of either Ben Franklin or Chart or their respective subsidiaries, nor have we reviewed any loan files of Ben Franklin or Chart or their respective subsidiaries. We have further assumed that the merger will qualify as a tax-free reorganization for U.S. federal income tax purposes.

In conducting our analysis and arriving at our opinion as expressed herein, we have considered such financial and other factors as we have deemed appropriate in the circumstances. Our opinion is necessarily based on economic, market and other conditions and projections, including the market for converting mutual savings banks, as they exist on the day of this opinion letter and can be evaluated on the date of this opinion letter.

We have been retained by the Board of Directors of Chart as an independent contractor to determine whether the Consideration offered to Chart shareholders in the Merger as provided and described in the Agreement is fair to Chart shareholders. Ryan Beck will receive a fee for its services, a significant portion of which is due upon consummation of the Merger. Ryan Beck has had no prior investment banking relationship with Chart. Ryan Beck’s research department does not provide published investment analysis on Chart and Ryan Beck does not act as a market maker in Chart common stock.

Ryan Beck has not had an investment banking relationship with Ben Franklin. Ryan Beck has disclosed to Chart that Ryan Beck intends to propose its services to act as offering selling agent to Ben Franklin in the Conversion. As of the date of this opinion, Ryan Beck is not engaged to act in such capacity and there are no assurances that Ben Franklin will choose Ryan Beck as its selling agent in the offering.

In the ordinary course of our business as a broker-dealer, we may actively trade equity securities of Chart for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of Chart and does not constitute a recommendation to any shareholder of Chart as to how such shareholder should vote at any shareholder meeting held in connection with the merger. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without our prior written consent. We are not expressing any opinion herein with respect to, the pending appraisal value range of Ben Franklin to be determined by an independent appraiser in the Conversion. We have not considered, nor are we expressing any opinion herein with respect to, the price at which Stock Holding Company common stock will trade following the consummation of the Conversion and the Merger.

Based upon and subject to the foregoing it is our opinion as investment bankers that the Consideration offered to Chart shareholders in the Merger as provided and described in the Agreement is fair to the holders of Chart common stock from a financial point of view.

Very truly yours,

Ryan Beck & Co., Inc.

Appendix C

THE MASSACHUSETTS BUSINESS CORPORATION LAW, SECTIONS 85-98

Chapter 156B, Section 85. Dissenting Stockholder; Right To Demand Payment For Stock; Exception

     A stockholder in any corporation organized under the laws of Massachusetts which shall have duly voted to consolidate or merge with another corporation or corporations under the provisions of sections seventy-eight or seventy-nine who objects to such consolidation or merger may demand payment for his stock from the resulting or surviving corporation and an appraisal in accordance with the provisions of sections eighty-six to ninety-eight, inclusive, and such stockholder and the resulting or surviving corporation shall have the rights and duties and follow the procedure set forth in those sections. This section shall not apply to the holders of any shares of stock of a constituent corporation surviving a merger if, as permitted by subsection (c) of section seventy-eight, the merger did not require for its approval a vote of the stockholders of the surviving corporation.

Chapter 156B, Section 86. Sections Applicable To Appraisal; Prerequisites

     If a corporation proposes to take a corporate action as to which any section of this chapter provides that a stockholder who objects to such action shall have the right to demand payment for his shares and an appraisal thereof, sections eighty-seven to ninety-eight, inclusive, shall apply except as otherwise specifically provided in any section of this chapter. Except as provided in sections eighty-two and eighty-three, no stockholder shall have such right unless (1) he files with the corporation before the taking of the vote of the stockholders on such corporate action, written objection to the proposed action stating that he intends to demand payment for his shares if the action is taken and (2) his shares are not voted in favor of the proposed action.

Chapter 156B, Section 87. Statement Of Rights Of Dissenting Stockholders In Notice Of Meeting; Form

     The notice of the meeting of stockholders at which the approval of such proposed action is to be considered shall contain a statement of the rights of dissenting stockholders. The giving of such notice shall not be deemed to create any rights in any stockholder receiving the same to demand payment for his stock, and the directors may authorize the inclusion in any such notice of a statement of opinion by the management as to the existence or non-existence of the right of the stockholders to demand payment for their stock on account of the proposed corporate action. The notice may be in such form as the directors or officers calling the meeting deem advisable, but the following form of notice shall be sufficient to comply with this section:

“If the action proposed is approved by the stockholders at the meeting and effected by the corporation, any stockholder (1) who files with the corporation before the taking of the vote on the approval of such action, written objection to the proposed action stating that he intends to demand payment for his shares if the action is taken and (2) whose shares are not voted in favor of such action has or may have the right to demand in writing from the corporation (or, in the case of a consolidation or merger, the name of the resulting or surviving corporation shall be inserted), within twenty days after the date of mailing to him of notice in writing that the corporate action has become effective, payment for his shares and an appraisal of the value thereof. Such corporation and any such stockholder shall in such cases have the rights and duties and shall follow the procedure set forth in sections 88 to 98, inclusive, of chapter 156B of the General Laws of Massachusetts.”

Chapter 156B, Section 88. Notice Of Effectiveness Of Action Objected To

     The corporation taking such action, or in the case of a merger or consolidation the surviving or resulting corporation, shall, within ten days after the date on which such corporate action became effective, notify each stockholder who filed a written objection meeting the requirements of section eighty-six and whose shares were not voted in favor of the approval of such action, that the action approved at the meeting of the corporation of which he is a stockholder has become effective. The giving of such notice shall not be deemed to create any rights in any stockholder receiving the same to demand payment for his stock. The notice shall be sent by registered or certified mail, addressed to the stockholder at his last known address as it appears in the records of the corporation.

Chapter 156B, Section 89. Demand For Payment; Time For Payment

     If within twenty days after the date of mailing of a notice under subsection (e) of section eighty-two, subsection (f) of section eighty-three, or section eighty-eight, any stockholder to whom the corporation was required to give such notice shall demand in writing from the corporation taking such action, or in the case of a consolidation or merger from the resulting or surviving corporation, payment for his stock, the corporation upon which such demand is made shall pay to him the fair value of his stock within thirty days after the expiration of the period during which such demand may be made.

Chapter 156B, Section 90. Demand For Determination Of Value; Bill In Equity; Venue

     If during the period of thirty days provided for in section eighty-nine the corporation upon which such demand is made and any such dissenting stockholder fail to agree as to the value of such stock, such corporation or any such stockholder may within four months after the expiration of such thirty-day period demand a determination of the value of the stock of all such dissenting stockholders by a bill in equity filed in the superior court in the county where the corporation in which such dissenting stockholder held stock had or has its principal office in the commonwealth.

Chapter 156B, Section 91. Parties To Suit To Determine Value; Service

     If the bill is filed by the corporation, it shall name as parties respondent all stockholders who have demanded payment for their shares and with whom the corporation has not reached agreement as to the value thereof. If the bill is filed by a stockholder, he shall bring the bill in his own behalf and in behalf of all other stockholders who have demanded payment for their shares and with whom the corporation has not reached agreement as to the value thereof, and service of the bill shall be made upon the corporation by subpoena with a copy of the bill annexed. The corporation shall file with its answer a duly verified list of all such other stockholders, and such stockholders shall thereupon be deemed to have been added as parties to the bill. The corporation shall give notice in such form and returnable on such date as the court shall order to each stockholder party to the bill by registered or certified mail, addressed to the last known address of such stockholder as shown in the records of the corporation, and the court may order such additional notice by publication or otherwise as it deems advisable. Each stockholder who makes demand as provided in section eighty-nine shall be deemed to have consented to the provisions of this section relating to notice, and the giving of notice by the corporation to any such stockholder in compliance with the order of the court shall be a sufficient service of process on him. Failure to give notice to any stockholder making demand shall not invalidate the proceedings as to other stockholders to whom notice was properly given, and the court may at any time before the entry of a final decree make supplementary orders of notice.

Chapter 156B, Section 92. Decree Determining Value And Ordering Payment; Valuation Date

     After hearing the court shall enter a decree determining the fair value of the stock of those stockholders who have become entitled to the valuation of and payment for their shares, and shall order the corporation to make payment of such value, together with interest, if any, as hereinafter provided, to the stockholders entitled thereto upon the transfer by them to the corporation of the certificates representing such stock if certificated or, if uncertificated, upon receipt of an instruction transferring such stock to the corporation. For this purpose, the value of the shares shall be determined as of the day preceding the date of the vote approving the proposed corporate action and shall be exclusive of any element of value arising from the expectation or accomplishment of the proposed corporate action.

Chapter 156B, Section 93. Reference To Special Master

     The court in its discretion may refer the bill or any question arising thereunder to a special master to hear the parties, make findings and report the same to the court, all in accordance with the usual practice in suits in equity in the superior court.

Chapter 156B, Section 94. Notation On Stock Certificates Of Pendency Of Bill

     On motion the court may order stockholder parties to the bill to submit their certificates of stock to the corporation for the notation thereon of the pendency of the bill, and may order the corporation to note such pendency in its records with respect to any uncertificated shares held by such stockholder parties, and may on motion dismiss the bill as to any stockholder who fails to comply with such order.

Chapter 156B, Section 95. Costs; Interest

     The costs of the bill, including the reasonable compensation and expenses of any master appointed by the court, but exclusive of fees of counsel or of experts retained by any party, shall be determined by the court and taxed upon the parties to the bill, or any of them, in such manner as appears to be equitable, except that all costs of giving notice to stockholders as provided in this chapter shall be paid by the corporation. Interest shall be paid upon any award from the date of the vote approving the proposed corporate action, and the court may on application of any interested party determine the amount of interest to be paid in the case of any stockholder.

Chapter 156B, Section 96. Dividends And Voting Rights After Demand For Payment

     Any stockholder who has demanded payment for his stock as provided in this chapter shall not thereafter be entitled to notice of any meeting of stockholders or to vote such stock for any purpose and shall not be entitled to the payment of dividends or other distribution on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the date of the vote approving the proposed corporate action) unless:

(1)	A bill shall not be filed within the time provided in section ninety;

(2)	A bill, if filed, shall be dismissed as to such stockholder; or

(3)	Such stockholder shall with the written approval of the corporation, or in the case of a consolidation or merger, the resulting or surviving corporation, deliver to it a written withdrawal of his objections to and an acceptance of such corporate action.

     Notwithstanding the provisions of clauses (1) to (3), inclusive, said stockholder shall have only the rights of a stockholder who did not so demand payment for his stock as provided in this chapter.

Chapter 156B, Section 97. Status Of Shares Paid For

     The shares of the corporation paid for by the corporation pursuant to the provisions of this chapter shall have the status of treasury stock, or in the case of a consolidation or merger the shares or the securities of the resulting or surviving corporation into which the shares of such dissenting stockholder would have been converted had he not objected to such consolidation or merger shall have the status of treasury stock or securities.

Chapter 156B, Section 98. Exclusive Remedy; Exception

     The enforcement by a stockholder of his right to receive payment for his shares in the manner provided in this chapter shall be an exclusive remedy except that this chapter shall not exclude the right of such stockholder to bring or maintain an appropriate proceeding to obtain relief on the ground that such corporate action will be or is illegal or fraudulent as to him.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

     Sections 8.50-8.59 of the Massachusetts Business Corporation Act authorize a Massachusetts corporation to indemnify its present and former directors and officers under certain conditions. Article 7 of our by-laws provides that we shall indemnify each person who serves or has served as a director or officer at the level of Vice President or above to the fullest extent permitted by applicable law, against expenses (including attorney’s fees), judgments, fines, ERISA excise taxes, penalties, and amounts reasonably paid in settlement incurred in connection with any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, inquiry, investigation, administrative hearing or any other proceeding whether civil, criminal, administrative, arbitrative or investigative (without regard to whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity for or on behalf of Benjamin Franklin Bancorp while serving as a director or officer) or any claim, issue or matter therein, which proceeding such director or officer is, or is threatened to be made, a party to or participant in by reason of the fact that he or she is or was one of our directors or officers or was serving at our request as a director, officer, trustee, or in a similar capacity with another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The rights of indemnification continue as to a director or officer after he or she has ceased to be a director or officer and shall inure to the benefit of his or her heirs, estate, executors, administrators and personal representatives. No amendment, termination or repeal of the provisions of Article 7 of our by-laws or of the relevant provisions of the Massachusetts Business Corporation Act shall affect or deprive a director or officer of the benefit of those by-laws or applicable law with respect to any proceeding arising out of or relating to any actions, transactions or facts occurring prior to such amendment, termination or repeal.

     Section 2.02 of the Massachusetts Business Corporation Act authorizes a Massachusetts corporation to adopt a charter provision eliminating or limiting the personal liability of directors to the corporation for monetary damages for breach of fiduciary duty as directors, provided that the provision may not eliminate or limit the liability of directors for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	any improper distributions to stockholders under Section 6.40 of the Massachusetts Business Corporation Act; or

•	any transaction from which the director derived an improper personal benefit.

     Section 6.5.4 of Benjamin Franklin Bancorp’s articles of organization provides that, to the maximum extent permitted by the Massachusetts Business Corporation Act, none of our directors shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director notwithstanding any provision of law imposing such liability. No amendment to or repeal of the provisions of Section 6.5.4 shall apply to or have any effect on the liability or alleged liability of any director for or with respect to any act or failure to act of such director occurring prior to such amendment or repeal. If the Massachusetts Business Corporation Act is subsequently amended to further eliminate or limit the personal liability of directors or to authorize corporate action to further eliminate or limit such liability, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the Massachusetts Business Corporation Act as so amended. A principal effect of Section 6.5.4 is to limit

f

or eliminate the potential liability of our directors for monetary damages arising from breaches of their duty of care, unless the breach involves one of the four exceptions described above.

     Section 8.57 of the Massachusetts Business Corporation Act also authorizes a Massachusetts corporation to obtain insurance on behalf of its directors and officers against liability incurred by them in those capacities. We have procured a directors’ and officers’ liability and company reimbursement liability insurance policy that insures (a) our directors and officers against losses, above a deductible amount, arising from specified types of claims made against them by reason of enumerated acts done or attempted by our directors or officers and (b) us against losses, above a deductible amount, arising from any of the specified types of claims, but only if we are required or permitted to indemnify our directors or officers for those losses under statutory or common law or under provisions of our articles of organization or by-laws.

Item 21. Exhibits and Financial Schedules.

          (a) Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger among Benjamin Franklin Bancorp, M.H.C., Benjamin Franklin Savings Bank and Chart Bank, a Cooperative Bank, dated as of September 1, 2004. **

2.2	Form of Voting Agreement. *

3.1	Articles of Organization of Benjamin Franklin Bancorp, Inc. **

3.2	Bylaws of Benjamin Franklin Bancorp, Inc. **

4.1	Form of Common Stock Certificate of Benjamin Franklin Bancorp, Inc. ***

5.1	Opinion of Foley Hoag LLP regarding legality of securities being registered.

8.1	Tax Opinion of Foley Hoag LLP.

10.1.1	Form of Employment Agreement with Thomas R. Venables.**

10.1.2	Form of Employment Agreement with Claire S. Bean.**

10.1.3	Form of Employment Agreement with Stephen F. Banks.**

10.2	Form of Change in Control Agreement with six other Executive Officers.**

10.3	Form of Benjamin Franklin Bank Benefit Restoration Plan.**

10.4.1	Benjamin Franklin Bank Salary Continuation Agreement with Thomas R. Venables dated as of August 22, 2002.**

10.4.2	Benjamin Franklin Bank Supplemental Executive Retirement Plan with Stephen F. Banks dated as of January 1, 2000.**

10.5	Benjamin Franklin Bancorp Director Fee Continuation Plan. *

10.6	Benjamin Franklin Bancorp Employee Salary Continuation Plan.**

10.7.1	Payments and Waiver Agreement among Richard E. Bolton, Jr., Benjamin Franklin Bancorp, M.H.C., Benjamin Franklin Savings Bank and Chart Bank, a Cooperative Bank, dated as of September 1, 2004.**

10.7.2	Consulting and Noncompetition Agreement between Richard E. Bolton, Jr. and Benjamin Franklin Bancorp, M.H.C., dated as of September 1, 2004. **

10.8	Special Termination Agreement between Alfred F. Odoardi and Chart Bank dated as of August 20, 2004. **

Exhibit No.	Description

21	Subsidiaries of Registrant ***

23.1	Consent of Foley Hoag LLP (contained in Opinion included as Exhibit 5)

23.2	Consent of Foley Hoag LLP (contained in Opinion included as Exhibit 8.1)

23.3	Consent of Wolf & Company, P.C. with respect to Benjamin Franklin Bancorp

23.4	Consent of Wolf & Company, P.C. with respect to Chart Bank

23.5	Consent of RP Financial, LC. *

23.6	Consent of Ryan Beck & Co., Inc. *

24	Power of Attorney *

99.1	Appraisal Agreement between Benjamin Franklin Bancorp and RP Financial, LC. **

99.2	Appraisal Report of RP Financial, LC. ***

99.3	Business Plan Agreement between Benjamin Franklin Bancorp and RP Financial, LC. **

99.5	Form of Proxy*

99.6	Consents of Richard E. Bolton, Jr., Paul E. Capasso, Jonathan A. Haynes, Daniel F. O’Brien, Donald P. Quinn, and Neil E. Todreas, to be identified as proposed directors *

*	Previously filed.

**	Incorporated by reference to the Registration Statement on Form S-1 filed by Benjamin Franklin Bancorp with the Commission on December 10, 2004

***	Incorporated by reference to the Amendment No. 1 to the Registration Statement on Form S-1 filed by Benjamin Franklin Bancorp with the Commission on January 24, 2005

     (b) Financial Statement Schedules

All schedules are omitted because they are not applicable or the required information is shown in our financial statements and related notes.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission that indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against those liabilities (other than our payment of expenses incurred or paid by one of our directors, officers or controlling persons of the registrant in the successful defense of any action, suit or proceeding) is asserted by our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether that indemnification by us is against public policy as expressed in the Securities Act and we will be governed by the final adjudication of such issue.

          We hereby undertake:

     (1) To file, during any period in which it offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20.0% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(5) That every prospectus (i) that is filed pursuant to the preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Benjamin Franklin Bancorp, M.H.C. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Franklin, Commonwealth of Massachusetts, as of February 10, 2005.

Benjamin Franklin Bancorp, M.H.C.

By:	/s/ Thomas R. Venables

Thomas R. Venables
President and Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the indicated capacities as of February 10, 2005.

Signature	Title

/s/ Thomas R. Venables	President and Chief Executive Officer, Director
Thomas R. Venables	(Principal Executive Officer)

/s/ Claire S. Bean	(Principal Financial and Accounting Officer)
Claire S. Bean	(Principal Financial and Accounting Officer)

*
Mary Ambler	Director

*
William P. Bissonnette	Director

*
William F. Brady, Jr.	Director

*
John C. Fuller	Director

*
Anne M. King	Director

*
Richard D. Mann	Director

*
John D. Murphy	Director

Signature	Title

*
Charles F. Oteri	Director

*
Alfred H. Wahlers	Director

*
Charles Yergatian	Director

*	By:	/s/ Thomas R. Venables

Thomas R. Venables, Attorney-in-fact